As filed with the Securities and Exchange Commission on November 6, 2013

Registration No. 333-187484

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LINNCO, LLC

LINN ENERGY, LLC

(Exact name of registrant as specified in its charter)

Delaware (LinnCo, LLC)	1311	45-5166623 (LinnCo, LLC)
Delaware (Linn Energy, LLC) (State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	65-1177591 (Linn Energy, LLC) (I.R.S. Employer Identification Number)

600 Travis, Suite 5100

Houston, Texas 77002

(281) 840-4000

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Candice J. Wells

600 Travis, Suite 5100

Houston, Texas 77002

(281) 840-4000

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Michael E. Dillard Sean T. Wheeler Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	Davis O. O’Connor Vice President, General Counsel and Secretary Berry Petroleum Company 1999 Broadway, Suite 3700 Denver, Colorado 80202 (303) 999-4400	Daniel A. Neff David K. Lam Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the mergers described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

LinnCo, LLC—Non-accelerated filer

Linn Energy, LLC—Large accelerated filer

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 6, 2013

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

To the stockholders of Berry Petroleum Company, the common shareholders of LinnCo, LLC and the unitholders of Linn Energy, LLC:

On February 20, 2013, Berry, LinnCo and LINN entered into an Agreement and Plan of Merger, which was subsequently amended on November 3, 2013 (as so amended, the “merger agreement”) providing for the acquisition of Berry by LinnCo through a stock-for-stock merger and the subsequent contribution of Berry to LINN in exchange for newly issued LINN units. After the transactions, Berry will be an indirect wholly owned subsidiary of LINN.

If the merger is completed, Berry stockholders will receive 1.68 LinnCo common shares for each share of Berry common stock that they own. The exchange ratio is fixed and will not be adjusted to reflect changes in the price of Berry common stock or LinnCo common shares prior to the closing of the merger. The aggregate number of LinnCo common shares that will be issued in the merger is approximately              million. The LinnCo common shares issued in connection with the merger will be listed on the NASDAQ Global Select Market (“NASDAQ”). In connection with LinnCo’s contribution of Berry to LINN, LINN will issue to LinnCo a number of LINN units equal to the greater of the aggregate number of LinnCo common shares issuable to the Berry stockholders in the merger and the number of LINN units necessary to cause LinnCo to own no less than one-third of all outstanding LINN units following such contribution.

The value of the merger consideration will fluctuate with the market price of LinnCo common shares. You should obtain current share price quotations for Berry Class A common stock and LinnCo common shares. Berry Class A common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “BRY,” and LinnCo common shares are listed on the NASDAQ under the symbol “LNCO.” Based on the closing price of LinnCo common shares on the NASDAQ of $33.21 on November 1, 2013, the last trading day before the public announcement of the amendment to the merger agreement, the exchange ratio represented approximately $55.79 in LinnCo common shares for each share of Berry common stock. Based on the closing price of LinnCo common shares on the NASDAQ of $         on                     , 2013, the latest practicable date before the date of this joint proxy statement/prospectus, the exchange ratio represented approximately $         in LinnCo common shares for each share of Berry common stock.

Your vote is important, regardless of the number of shares you own. The transactions cannot be completed without the approval of the Berry stockholders, the LinnCo common shareholders and the LINN unitholders. Berry is holding a special meeting of its stockholders to vote on the proposals necessary to complete the transactions, LinnCo is holding an annual meeting of its common shareholders to vote on the proposals necessary to complete the transactions, among other matters, and LINN is holding an annual meeting of its unitholders to vote on the proposals necessary to complete the transactions, among other matters. More information about Berry, LinnCo, LINN, the merger agreement, the transactions, the special meeting of Berry stockholders, the annual meeting of LinnCo common shareholders and the annual meeting of LINN unitholders is contained in this joint proxy statement/prospectus. We encourage you to read this document carefully before voting, including the section entitled “Risk Factors.” Regardless of whether you plan to attend the Berry special meeting, the LinnCo annual meeting or the LINN annual meeting, please take the time to vote your securities in accordance with the instructions contained in this document.

[signature]	[signature]

Mark Ellis Chairman, President and Chief Executive Officer LinnCo, LLC Linn Energy, LLC	Robert Heinemann President and Chief Executive Officer Berry Petroleum Company

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this joint proxy statement/prospectus is                     , 2013, and it is first being mailed or otherwise delivered to the Berry stockholders, the LinnCo common shareholders and the LINN unitholders on or about                     , 2013.

Berry Petroleum Company

1999 Broadway, Suite 3700

Denver, Colorado 80202

(303) 999-4400

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     , 2013

On                     , 2013, Berry Petroleum Company will hold a special meeting of its stockholders at                     . Only Berry stockholders of record at the close of business on November 14, 2013, the record date for determination of stockholders entitled to notice of and to vote at the special meeting, are entitled to receive this notice and vote at the Berry special meeting or any adjournment or postponement of that meeting. The Berry special meeting has been called for the following purposes:

•

to adopt the Agreement and Plan of Merger, dated as of February 20, 2013, by and among Berry, Bacchus HoldCo, Inc., a direct wholly owned subsidiary of Berry (“HoldCo”), Bacchus Merger Sub, Inc., a direct wholly owned subsidiary of HoldCo, LinnCo, LLC, Linn Acquisition Company, LLC, a direct wholly owned subsidiary of LinnCo (“LinnCo Merger Sub”), and Linn Energy, LLC (“LINN”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of November 3, 2013 (the “amendment to the merger agreement”) (such agreements together, the “merger agreement”), and approve the merger of Berry with Bacchus Merger Sub, with Berry surviving as a wholly owned subsidiary of HoldCo (the “HoldCo Merger”), the merger of HoldCo with LinnCo Merger Sub, with LinnCo Merger Sub surviving as a wholly owned subsidiary of LinnCo (the “LinnCo Merger” and together with the HoldCo Merger, the “merger”), and the other transactions contemplated by the merger agreement, pursuant to which Berry stockholders will receive 1.68 LinnCo common shares for each share of Berry common stock that they own immediately prior to the merger (which we refer to as the “Berry Merger Proposal”);

•

to approve, on an advisory (non-binding) basis, specified compensation that may be received by Berry’s named executive officers in connection with the merger (which we refer to as the “Berry Advisory Compensation Proposal”);

•

to approve any adjournment of the Berry special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Berry Merger Proposal (which we refer to as the “Berry Adjournment Proposal”); and

•	to transact such other business as may properly come before the Berry special meeting or any adjournment or postponement thereof.

The approval of the Berry Merger Proposal is a condition to the completion of the transactions contemplated by the merger agreement. The Berry board of directors has unanimously (i) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Berry and its stockholders and (ii) approved and adopted the merger agreement and approved the merger and the other transactions contemplated by the merger agreement.

The approval of the Berry Merger Proposal requires approval by a majority of the votes entitled to be cast by all outstanding shares of Berry Class A common stock and Berry Class B common stock, which we refer to collectively as the “Berry common stock,” voting together as a single class for the Berry special meeting. Regardless of whether you plan to attend the Berry special meeting, please submit your proxy with voting instructions. Please submit your proxy as soon as possible. If you hold stock in your name as a stockholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. You may also authorize a proxy to vote your shares by either visiting the website or calling the toll-free number shown on your proxy card. If you hold your stock in “street name” through a bank or broker, please direct your bank or broker to vote in accordance with the procedures you have received from your bank or broker. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of Berry common stock who is present at the

Berry special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before its exercise at the Berry special meeting in the manner described in the accompanying document.

The Berry board of directors recommends that the Berry stockholders vote:

•	“FOR” the Berry Merger Proposal;

•	“FOR” the Berry Advisory Compensation Proposal; and

•	“FOR” the Berry Adjournment Proposal.

BY ORDER OF THE BOARD OF DIRECTORS,

Davis O. O’Connor

Vice President, General Counsel and Secretary

                     , 2013

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID RETURN ENVELOPE AS PROMPTLY AS POSSIBLE. IF YOU ATTEND THE MEETING AND SO DESIRE, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD.

LinnCo, LLC

600 Travis, Suite 5100

Houston, Texas 77002

(281) 840-4000

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON                     , 2013

On                     , 2013, LinnCo, LLC will hold an annual meeting of its common shareholders at                     . Only LinnCo common shareholders of record at the close of business on November 14, 2013, the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting, are entitled to receive this notice and to vote at the LinnCo annual meeting or any adjournment or postponement of that meeting. The LinnCo annual meeting has been called for the following purposes:

Merger-Related Proposals

•

to approve the issuance of LinnCo common shares to the stockholders of Berry Petroleum Company, pursuant to the Agreement and Plan of Merger, dated as of February 20, 2013, by and among Berry, Bacchus HoldCo, Inc., a direct wholly owned subsidiary of Berry (“HoldCo”), Bacchus Merger Sub, Inc., a direct wholly owned subsidiary of HoldCo (“Bacchus Merger Sub”), LinnCo, Linn Acquisition Company, LLC, a direct wholly owned subsidiary of LinnCo (“LinnCo Merger Sub”), and Linn Energy, LLC (“LINN”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of November 3, 2013 (the “amendment to the merger agreement”) (such agreements together, the “merger agreement”), pursuant to which Berry stockholders will receive 1.68 LinnCo common shares for each share of Berry common stock that they own immediately prior to the merger (which we refer to as the “LinnCo Share Issuance Proposal”);

•

to approve certain amendments to the limited liability company agreement of LinnCo that will be in effect only for purposes of the transactions described in this joint proxy statement/prospectus, including (1) to permit LinnCo to acquire more than one LINN unit for each LinnCo common share that it issues in connection with the transactions described in this joint proxy statement/prospectus, (2) to provide that the contribution by LinnCo to LINN of assets that LinnCo receives in such transactions shall not constitute a sale, exchange or other disposition of all or substantially all of LinnCo’s assets for purposes of the LinnCo shareholder approval requirement under the limited liability company agreement of LinnCo, and (3) to expand the purpose and nature of the business permitted to be conducted by LinnCo (which we collectively refer to as the “LinnCo LLC Agreement Amendment Proposal A”); and

•

to approve certain amendments to the limited liability company agreement of LinnCo as described above that will continue to be in effect after the closing of the transactions described in this joint proxy statement/prospectus (including for purposes of any similar transactions in the future) (which we collectively refer to as the “LinnCo LLC Agreement Amendment Proposal B”).

LINN Pass-Through Proposals

•	to approve the election of each of the six nominees for the LINN board of directors;

•	to approve the ratification of the selection of KPMG LLP as independent public accountant for LINN for 2013;

•

to approve the issuance of LINN units to LinnCo in exchange for the contribution of Berry to LINN pursuant to the transactions contemplated by the merger agreement and the contribution agreement dated February 20, 2013, as amended as of November 3, 2013, by and between LinnCo and LINN (the “Contribution”) (which we refer to as the “LINN Unit Issuance Proposal”);

•

to approve an amendment and restatement of the Linn Energy, LLC Amended and Restated Long-Term Incentive Plan (the “LTIP”), which increases the total number of LINN units authorized to be issued under the LTIP from 12,200,000 units to 21,000,000 units (which we refer to as the “LTIP Amendment Proposal”); and

•

to approve any adjournment of the LINN annual meeting, if necessary or appropriate, to solicit additional proxies in favor of all of the proposals voted on by the LINN unitholders at the LINN annual meeting (which we refer to as the “LINN Adjournment Proposal”).

General

•	to approve the ratification of the selection of KPMG LLP as independent public accountant for LinnCo for 2013;

•

to approve any adjournment of the LinnCo annual meeting, if necessary or appropriate, to solicit additional proxies in favor of all of the foregoing proposals (which we refer to as the “LinnCo Adjournment Proposal”); and

•	to transact such other business as may properly come before the LinnCo annual meeting and any adjournment or postponement thereof.

The approval of the LinnCo Share Issuance Proposal, the LinnCo LLC Agreement Amendment Proposal A and the LinnCo LLC Agreement Amendment Proposal B are conditions to the completion of the transactions contemplated by the merger agreement. The LinnCo board of directors has unanimously (i) determined that the merger and the issuance of LinnCo common shares to the Berry stockholders in connection with the merger, are advisable, fair and reasonable to and in the best interests of LinnCo and its shareholders, (ii) approved and adopted the merger agreement, and approved the merger and the other transactions contemplated by the merger agreement, (iii) approved the issuance of LinnCo common shares to the Berry stockholders pursuant to the merger agreement, (iv) approved the amendments to the limited liability company agreement of LinnCo and (v) approved the contribution agreement.

LINN has called an annual meeting of its unitholders (i) to elect its directors, (ii) to ratify the selection of KPMG LLP as its independent public accountant for 2013, (iii) to approve the issuance of LINN units to LinnCo in connection with the Contribution, (iv) to approve an amendment and restatement of the LTIP to increase the total number of LINN units authorized to be issued under the LTIP and (v) to adjourn the LINN annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposals (collectively, the “LINN Pass-Through Proposals”). In accordance with Section 11.8(e) of the limited liability company agreement of LinnCo, the board of directors of LinnCo is required to call an annual or special meeting for the purpose of submitting to a vote of the LinnCo common shareholders any matters submitted to LINN unitholders for a vote, to determine how LinnCo will vote its LINN units on such proposals. As a result, LinnCo is submitting to a vote of its common shareholders the LINN Pass-Through Proposals at the LinnCo annual meeting. The LINN board of directors has unanimously recommended that LINN unitholders vote in favor of the proposals to be voted on at the LINN annual meeting. The approval of the LINN Unit Issuance Proposal is a condition to the completion of the transactions contemplated by the merger agreement.

The affirmative vote of a majority of votes cast by holders of LinnCo common shares entitled to vote at a meeting at which a quorum is present is required to approve the LinnCo Share Issuance Proposal. The affirmative vote of the holders of a majority of outstanding voting shares and a majority of the outstanding LinnCo common shares, voting as separate classes, is required to approve each of the LinnCo LLC Agreement Amendment Proposal A and the LinnCo LLC Agreement Amendment Proposal B. LINN, as the holder of the sole outstanding voting share of LinnCo, has approved the amendments to the limited liability company agreement of LinnCo, and, therefore, this joint proxy statement/prospectus is being delivered to solicit approval of both the LinnCo LLC Agreement Amendment Proposal A and the LinnCo LLC Agreement Amendment Proposal B by the holders of a majority of the outstanding LinnCo common shares.

Regardless of whether you plan to attend the LinnCo annual meeting, please submit your proxy with voting instructions. Please submit your proxy as soon as possible. If you hold shares in your name as a shareholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. You may also authorize a proxy to vote your shares by either visiting the website or calling the toll-free number shown on your proxy card. If you hold your shares in “street name” through a bank or broker, please direct your bank or broker to vote in accordance with the procedures you have received from your bank or broker. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of LinnCo common shares who is present at the LinnCo annual meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before its exercise at the LinnCo annual meeting in the manner described in the accompanying document.

The LinnCo board of directors recommends that the LinnCo common shareholders vote:

•	“FOR” the LinnCo Share Issuance Proposal;

•	“FOR” the LinnCo LLC Agreement Amendment Proposal A;

•	“FOR” the LinnCo LLC Agreement Amendment Proposal B;

•	“FOR” the election of each of the six nominees for the LINN board of directors;

•	“FOR” the ratification of the selection of KPMG LLP as independent public accountant for LINN for 2013;

•	“FOR” the LINN Unit Issuance Proposal;

•	“FOR” the LTIP Amendment Proposal;

•	“FOR” the LINN Adjournment Proposal;

•	“FOR” the ratification of the selection of KPMG LLP as independent public accountant for LinnCo for 2013; and

•	“FOR” the LinnCo Adjournment Proposal.

BY ORDER OF THE BOARD OF DIRECTORS,

Candice J. Wells

Corporate Secretary

                     , 2013

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID RETURN ENVELOPE AS PROMPTLY AS POSSIBLE. IF YOU ATTEND THE MEETING AND SO DESIRE, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD.

Linn Energy, LLC

600 Travis, Suite 5100

Houston, Texas 77002

(281) 840-4000

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

TO BE HELD ON                     , 2013

On                     , 2013, Linn Energy, LLC will hold an annual meeting of its unitholders at                     . Only LINN unitholders of record at the close of business on November 14, 2013, the record date for the determination of unitholders entitled to notice of and to vote at the annual meeting, are entitled to receive this notice and to vote at the LINN annual meeting or any adjournment or postponement of that meeting. The LINN annual meeting has been called for the following purposes:

•	to approve the election of each of the six nominees for the LINN board of directors;

•	to approve the ratification of the selection of KPMG LLP as independent public accountant for LINN for 2013;

•

to approve the issuance of LINN units to LinnCo in exchange for the contribution of Berry to LINN pursuant to the transactions contemplated by the merger agreement (as defined below) and the contribution agreement, dated February 20, 2013 and amended November 3, 2013 (as so amended, the “contribution agreement”), by and between LinnCo and LINN (the “Contribution”) (which we refer to as the “LINN Unit Issuance Proposal”);

•

to approve an amendment and restatement of the Linn Energy, LLC Amended and Restated Long-Term Incentive Plan (the “LTIP”), which increases the total number of LINN units authorized to be issued under the LTIP from 12,200,000 units to 21,000,000 units (which we refer to as the “LTIP Amendment Proposal”);

•

to approve any adjournment of the LINN annual meeting, if necessary or appropriate, to solicit additional proxies in favor of all of the proposals voted on by the unitholders at the LINN annual meeting (which we refer to as the “LINN Adjournment Proposal”); and

•	to transact such other business as may properly come before the LINN annual meeting and any adjournment or postponement thereof.

Berry, LinnCo and LINN have entered into the Agreement and Plan of Merger, dated as of February 20, 2013, by and among Berry, Bacchus HoldCo, Inc., a direct wholly owned subsidiary of Berry (“HoldCo”), Bacchus Merger Sub, Inc., a direct wholly owned subsidiary of HoldCo (“Bacchus Merger Sub”), LinnCo, Linn Acquisition Company, LLC, a direct wholly owned subsidiary of LinnCo (“LinnCo Merger Sub”), and LINN, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of November 3, 2013 (the “amendment to the merger agreement”) (such agreements together, the “merger agreement”). The merger agreement provides for the acquisition of Berry by LinnCo through a stock-for-stock merger and for the subsequent contribution of Berry to LINN in exchange for newly issued LINN units pursuant to the contribution agreement between LinnCo and LINN. After the transactions, Berry will be an indirect wholly owned subsidiary of LINN.

The approval of the LINN Unit Issuance Proposal is a condition to the completion of the transactions contemplated by the merger agreement. LINN’s board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated by the merger agreement, including the LinnCo Merger and the issuance of LINN units to LinnCo in connection with the Contribution, are advisable, fair and reasonable to and in the best interests of LINN and its unitholders, (ii) approved and adopted the merger agreement, and approved the LinnCo Merger and the other transactions contemplated by the merger agreement, (iii) approved the issuance of LINN units to LinnCo in connection with the Contribution, (iv) approved the contribution agreement and (v) approved certain amendments to the limited liability company agreement of LinnCo.

The affirmative vote of a majority of votes cast by holders of LINN units entitled to vote at a meeting at which a quorum is present is required to approve the LINN Unit Issuance Proposal. Regardless of whether you plan to attend the LINN annual meeting, please submit your proxy with voting instructions. Please submit your proxy as soon as possible. If you hold units in your name as a unitholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. You may also authorize a proxy to vote your units by either visiting the website or calling the toll-free number shown on your proxy card. If you hold your units in “street name” through a bank or broker, please direct your bank or broker to vote in accordance with the procedures you have received from your bank or broker. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of LINN units who is present at the LINN annual meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before its exercise at the LINN annual meeting in the manner described in the accompanying document.

The LINN board of directors recommends that the LINN unitholders vote:

•	“FOR” the election of each of the six nominees for the LINN board of directors;

•	“FOR” the ratification of the selection of KPMG LLP as independent public accountant for LINN for 2013;

•	“FOR” the LINN Unit Issuance Proposal;

•	“FOR” the LTIP Amendment Proposal; and

•	“FOR” the LINN Adjournment Proposal.

BY ORDER OF THE BOARD OF DIRECTORS,

Candice J. Wells

Corporate Secretary

                     , 2013

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID RETURN ENVELOPE AS PROMPTLY AS POSSIBLE. IF YOU ATTEND THE MEETING AND SO DESIRE, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Berry and LINN from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this joint proxy statement/prospectus, other than certain exhibits to those documents, by requesting them in writing or by telephone from the appropriate company at the following addresses:

Berry Petroleum Company 1999 Broadway, Suite 3700 Denver, Colorado 80202 (303) 999-4071 Email: ir@bry.com	Linn Energy, LLC 600 Travis, Suite 5100 Houston, Texas 77002 (281) 840-4000 Email: ir@linnenergy.com

You will not be charged for any of these documents that you request. Berry stockholders requesting documents should do so by                     , 2013, in order to receive them before the Berry special meeting. LINN unitholders requesting documents should do so by                     , 2013, in order to receive them before the LINN annual meeting.

See “Where You Can Find More Information.”

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MEETINGS

The questions and answers below highlight only selected procedural information from this joint proxy statement/prospectus. They do not contain all of the information that may be important to you. You should read carefully the entire document and the additional documents incorporated by reference into this joint proxy statement/prospectus to fully understand the voting procedures for the meetings.

Q:	What is the proposed transaction?

A:	On February 20, 2013, Berry Petroleum Company (“Berry”), LinnCo, LLC (“LinnCo”), Linn Energy, LLC (“LINN”), Bacchus HoldCo, Inc., a direct wholly owned subsidiary of Berry (“HoldCo”), Bacchus Merger Sub, Inc., a direct wholly owned subsidiary of HoldCo (“Bacchus Merger Sub”), and Linn Acquisition Company, LLC, a direct wholly owned subsidiary of LinnCo (“LinnCo Merger Sub”), entered into an Agreement and Plan of Merger. On November 3, 2013, Berry, LinnCo, LINN, HoldCo, Bacchus Merger Sub and LinnCo Merger Sub entered into Amendment No. 1 to Agreement and Plan of Merger (the “amendment to the merger agreement”). The Agreement and Plan of Merger and the Amendment No. 1 to Agreement and Plan of Merger are collectively referred to as the “merger agreement.” The merger agreement provides that LinnCo will acquire Berry through a stock-for-stock merger, and that LinnCo will subsequently contribute Berry to LINN in exchange for newly issued LINN units. After the transactions, Berry will be an indirect wholly owned subsidiary of LINN.

If the merger is completed, Berry stockholders will receive 1.68 LinnCo common shares for each share of Berry common stock that they own immediately prior to the merger. The exchange ratio is fixed and will not be adjusted to reflect changes in the price of Berry common stock or LinnCo common shares prior to the closing of the merger.

Q:	How will the proposed transaction be effected?

A:	The transaction will be effected through multiple steps:

•

first, Bacchus Merger Sub will be merged with and into Berry (the “HoldCo Merger”), and the Berry stockholders will receive one share of HoldCo common stock for each share of Berry common stock they own, after which Berry will become a wholly owned subsidiary of HoldCo;

•	second, Berry will be converted from a Delaware corporation to a Delaware limited liability company (the “Conversion”);

•

third, HoldCo will be merged with and into LinnCo Merger Sub, with LinnCo Merger Sub surviving as a wholly owned subsidiary of LinnCo (the “LinnCo Merger” and together with the HoldCo Merger, the “merger”); and

•

fourth, all of the outstanding membership interests in LinnCo Merger Sub will be contributed by LinnCo to LINN (the “Contribution”) in exchange for newly issued LINN units (the “Issuance”), after which Berry will be an indirect wholly owned subsidiary of LINN.

We refer to the HoldCo Merger, the Conversion, the LinnCo Merger, the Contribution and the Issuance together as the “transactions.”

Q:	Why am I receiving this joint proxy statement/prospectus?

A.	In order to complete the transactions, the following proposals must be approved:

•

Berry Merger Proposal. A majority of the votes entitled to be cast by all shares of Berry Class A common stock and Berry Class B common stock, which we refer to collectively as the “Berry common stock,” voting together as a single class, is required to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement;

•

LinnCo Share Issuance Proposal. A majority of the votes cast by holders of LinnCo common shares at the LinnCo annual meeting is required to approve the issuance of LinnCo common shares to the Berry stockholders as provided in the merger agreement;

•

LinnCo LLC Agreement Amendment Proposal A. The affirmative vote of a majority of the outstanding LinnCo common shares is required to approve these proposed amendments to LinnCo’s limited liability company agreement;

•

LinnCo LLC Agreement Amendment Proposal B. The affirmative vote of a majority of the outstanding LinnCo common shares is required to approve these proposed amendments to LinnCo’s limited liability company agreement; and

•

LINN Unit Issuance Proposal. The affirmative vote of a majority of the votes cast by holders of LINN units at the LINN annual meeting is required to approve the issuance of LINN units to LinnCo in connection with the Contribution.

The boards of directors of Berry, LinnCo and LINN are using this joint proxy statement/prospectus to solicit proxies of Berry stockholders, LinnCo common shareholders and LINN unitholders, respectively, in connection with the above approvals. In addition, LinnCo and LINN are using this joint proxy statement/prospectus to solicit proxies in connection with matters related to their annual meetings. Further, this document is a prospectus of LinnCo and LINN with respect to the offering and issuance of LinnCo common shares to the Berry stockholders in exchange for shares of Berry common stock in the merger.

Each of Berry, LinnCo and LINN will hold separate meetings of their respective securityholders to obtain these approvals. This joint proxy statement/prospectus contains important information about the transactions, the special meeting of the Berry stockholders, the annual meeting of LinnCo common shareholders and the annual meeting of the LINN unitholders, and you should read it carefully. The enclosed voting materials allow you to vote your Berry common stock, LinnCo common shares and/or LINN units, as applicable, without attending the applicable meeting.

Q:	Why are Berry, LinnCo and LINN proposing the merger and the related transactions?

A:	In the course of reaching its decision to approve the merger agreement and the related transactions, the boards of directors of each of Berry, LinnCo and LINN considered a number of factors in their deliberations. For a more complete discussion of the factors that each of these board of directors considered, see “The Merger—Berry’s Reasons for the Merger; Recommendation of the Berry Board of Directors” and “The Merger—LinnCo’s and LINN’s Reasons for the Merger; Recommendation of the LinnCo Board of Directors and the LINN Board of Directors.”

Q:	What do I need to do now?

A:	With respect to the Berry special meeting, the LinnCo annual meeting or the LINN annual meeting, after you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares or units, please submit your proxy promptly. If you hold Berry common stock, LinnCo common shares or LINN units in your name as a holder of record, please complete, sign, date and mail your proxy card in the enclosed postage paid return envelope as soon as possible. You may also authorize a proxy to vote your shares or units by telephone or through the Internet as instructed on the proxy card. If you hold your Berry common stock, LinnCo common shares or LINN units in “street name” through a bank or broker, please direct your bank or broker to vote in accordance with the procedures for voting you have received from your bank or broker. Submitting your proxy card, authorizing a proxy by telephone or through the Internet, or directing your bank or broker to vote your shares or units will ensure that your shares or units are represented and voted at the Berry special meeting, the LinnCo annual meeting or the LINN annual meeting, as applicable. Please be advised that telephone and Internet voting facilities will close at on , 2013.

Q:	If I am a Berry stockholder, what will I receive for my Berry shares in the proposed merger?

A:	If the merger is completed, Berry stockholders will receive 1.68 LinnCo common shares for each share of Berry common stock that they own immediately prior to the effective time of the merger. Based on the closing price of LinnCo common shares on the NASDAQ Global Select Market (“NASDAQ”) of $33.21 on November 1, 2013, the last trading day before public announcement of the amendment to the merger agreement, the exchange ratio represented approximately $55.79 in LinnCo common shares for each share of Berry common stock. Based on the closing price of LinnCo common shares on the NASDAQ of $ on , 2013, the latest practicable date before the date of this joint proxy statement/prospectus, the exchange ratio represented approximately $ in LinnCo common shares for each share of Berry common stock.

Please note that there are several risks associated with owning LinnCo shares and there are also several differences between owning LinnCo shares as compared to owning Berry shares. These risks and differences include:

•	LinnCo will incur potentially substantial income tax liabilities on income allocated to LinnCo by LINN with respect to the LINN units it owns;

•	LinnCo’s sole business has consisted of owning LINN units and its financial condition has been and will continue to be dependent on the operation and management of LINN;

•	LinnCo is a “controlled company” within the meaning of the NASDAQ rules because LINN holds the sole voting share of LinnCo which gives LINN the sole power to elect the LinnCo board of directors;

•	LinnCo shareholders are not entitled to vote in the election of LinnCo directors and only have the ability to indirectly vote on matters on which LINN unitholders are entitled to vote; and

•

if LINN or its affiliates own 80% or more of LinnCo’s outstanding common shares, LINN has the right to purchase all of LinnCo’s remaining outstanding common shares at a certain price which may be undesirable or less than LinnCo shareholders paid for their shares.

See “Comparison of Securityholders’ Rights” for further discussion of the differences in rights of LinnCo shareholders and Berry stockholders and “Risk Factors—Risks Inherent in an Investment in LinnCo” for further discussion of the risks associated with owning LinnCo shares.

Q:	If I am a Berry stockholder, do I need to send in my stock certificates at this time to receive the merger consideration?

A:	No. Please DO NOT send your Berry stock certificates with your proxy card. You should carefully review and follow the instructions set forth in the letter of transmittal, which will be mailed to you, regarding the surrender of your stock certificates.

Q:	Are the Berry stockholders entitled to appraisal rights?

A:	Yes. Berry stockholders may exercise appraisal rights in connection with the merger under Delaware law by following the procedures required under Delaware law as described in this joint proxy statement/prospectus.

Q:	What are the material U.S. federal income tax consequences to the Berry stockholders of the merger?

A:

The obligation of Berry to complete the merger is conditioned upon the receipt of a legal opinion from its counsel to the effect that each of (i) the HoldCo Merger and the Conversion, taken together, and (ii) the LinnCo Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The obligation of LinnCo to complete the merger is conditioned upon the receipt of a legal opinion from its counsel to the effect that the LinnCo Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In addition, in connection with the filing of the registration statement of which this document is a part, each of Wachtell, Lipton, Rosen & Katz and Latham & Watkins LLP has delivered an opinion to Berry and LinnCo, respectively, to the same effect. Accordingly, and on the basis of the opinions delivered in connection herewith, a holder of Berry common stock generally will not recognize any gain or loss, for U.S. federal income tax purposes, upon the receipt of LinnCo common shares in exchange for Berry common stock pursuant to the merger, except with respect to any cash received in lieu of a fractional LinnCo common share.

Q:	What am I being asked to vote upon?

A:	Berry:

The Berry stockholders are being asked to vote to:

•	adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement (which we refer to as the “Berry Merger Proposal”);

•

approve, on an advisory (non-binding) basis, specified compensation that may be received by Berry’s named executive officers in connection with the merger (which we refer to as the “Berry Advisory Compensation Proposal”); and

•

approve any adjournment of the Berry special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Berry Merger Proposal (which we refer to as the “Berry Adjournment Proposal”).

The approval of the Berry Merger Proposal is a condition to the completion of the transactions contemplated by the merger agreement.

LinnCo:

The LinnCo common shareholders are being asked to approve:

Merger-Related Proposals

•	the issuance of LinnCo common shares to the Berry stockholders pursuant to the merger agreement (which we refer to as the “LinnCo Share Issuance Proposal”);

•

certain amendments to the limited liability company agreement of LinnCo that will be in effect only for purposes of the transactions described in this joint proxy statement/prospectus (which we collectively refer to as the “LinnCo LLC Agreement Amendment Proposal A”); and

•

certain amendments to the limited liability company agreement of LinnCo that will be in effect after the closing of the transactions described in this joint proxy statement/prospectus (and thus apply to any similar transactions in the future) (which we collectively refer to as the “LinnCo LLC Agreement Amendment Proposal B”).

LINN Pass-Through Proposals

•	the election of each of the six nominees for the LINN board of directors;

•	the ratification of the selection of KPMG LLP as independent public accountant for LINN for 2013;

•	the issuance of LINN units to LinnCo in connection with the Contribution (which we refer to as the “LINN Unit Issuance Proposal”);

•

the amendment and restatement of Linn Energy, LLC Amended and Restated Long-Term Incentive Plan (the “LTIP”), which increases the total number of LINN units authorized to be issued under the LTIP from 12,200,000 units to 21,000,000 units (which we refer to as the “LTIP Amendment Proposal”); and

•

any adjournment of the LINN annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposals to be voted on by the LINN unitholders at the LINN annual meeting (which we refer to as the “LINN Adjournment Proposal”).

General

•	the ratification of the selection of KPMG LLP as independent public accountant for LinnCo for 2013; and

•

any adjournment of the LinnCo annual meeting, if necessary or appropriate, to solicit additional proxies in favor of any of the foregoing proposals (which we refer to as the “LinnCo Adjournment Proposal”).

The approval of each of the LinnCo Share Issuance Proposal, the LinnCo LLC Agreement Amendment Proposal A and the LinnCo LLC Agreement Amendment Proposal B are conditions to the completion of the transactions contemplated by the merger agreement.

Approval by LinnCo common shareholders of the remaining LinnCo proposals is not a condition to completion of the transactions contemplated by the merger agreement; however, approval of the LINN Unit Issuance Proposal by the LINN unitholders is a condition to the completion of the transactions contemplated by the merger agreement.

LINN:

The LINN unitholders are being asked to approve:

•	the election of each of the six nominees for the LINN board of directors;

•	the ratification of the selection of KPMG LLP as independent public accountant for LINN for 2013;

•	the LINN Unit Issuance Proposal;

•	the LTIP Amendment Proposal; and

•	the LINN Adjournment Proposal.

The approval of the LINN Unit Issuance Proposal is a condition to the completion of the transactions contemplated by the merger agreement. Approval by LINN unitholders of the remaining LINN proposals is not a condition to completion of the transactions contemplated by the merger agreement.

Q:	What constitutes a quorum?

A:	Berry: Berry’s bylaws provide that a majority of the combined voting power of all of the shares of stock entitled to vote at the meeting, present in person or by proxy, will constitute a quorum for all purposes.

LinnCo: LinnCo’s limited liability company agreement provides that a majority of the outstanding shares of the class for which a meeting has been called represented in person or by proxy will constitute a quorum of such class.

LINN: LINN’s limited liability company agreement provides that the holders of a majority of outstanding units of such class for which a meeting has been called represented in person or by proxy will constitute a quorum of such class.

Shares or units that are voted and shares or units abstaining from voting are treated as being present at each of the Berry special meeting, the LinnCo annual meeting and the LINN annual meeting, as applicable, for purposes of determining whether a quorum is present.

For purposes of the Berry special meeting, broker non-votes (which result when a broker holding shares for a beneficial owner has not received timely voting instructions on certain matters from such beneficial owner and when the broker does not otherwise have discretionary power to vote on a particular matter) will not be counted for the purpose of establishing a quorum. For purposes of the LinnCo annual meeting and the LINN annual meeting, broker non-votes will be counted as present for purposes of establishing a quorum.

Q:	What vote is required to approve each proposal?

A.	Berry:

•

Berry Merger Proposal. The approval of the Berry Merger Proposal requires approval by a majority of the votes entitled to be cast by all outstanding shares of Berry common stock at a meeting at which a quorum is present. The merger is conditioned on approval of this proposal.

•

Berry Advisory Compensation Proposal. The approval of the Berry Advisory Compensation Proposal requires approval of a majority of votes cast by Berry common stockholders at a meeting at which a quorum is present. The merger is not conditioned on approval of this proposal.

•

Berry Adjournment Proposal. The approval of the Berry Adjournment Proposal requires approval of a majority of votes cast by Berry common stockholders at a meeting at which a quorum is present . The merger is not conditioned on approval of this proposal.

LinnCo:

•

LinnCo Share Issuance Proposal. The affirmative vote of a majority of votes cast by LinnCo common shares entitled to vote at a meeting at which a quorum is present is required to approve the LinnCo Share Issuance Proposal. The merger is conditioned on approval of this proposal.

•

LinnCo LLC Agreement Amendment Proposal A. The affirmative vote of a majority of the outstanding voting shares and a majority of the outstanding LinnCo common shares, voting as separate classes, is required to approve the LinnCo LLC Agreement Amendment Proposal A. LINN, as the sole holder of the voting share of LinnCo, has approved the LinnCo LLC Agreement Amendment Proposal A, and, therefore, this joint proxy statement/prospectus is being delivered to solicit approval of this proposal by a majority of the outstanding LinnCo common shares. The merger is conditioned on approval of this proposal.

•

LinnCo LLC Agreement Amendment Proposal B. The affirmative vote of a majority of the outstanding voting shares and a majority of the outstanding LinnCo common shares, voting as separate classes, is required to approve the LinnCo LLC Agreement Amendment Proposal B. LINN, as the sole holder of the voting share of LinnCo, has approved the LinnCo LLC Agreement Amendment Proposal B, and, therefore, this joint proxy statement/prospectus is being delivered to solicit approval of this proposal by a majority of the outstanding LinnCo common shares. The merger is conditioned on approval of this proposal.

•

Ratification of Independent Public Accountant. Shareholder ratification of the selection of KPMG LLP as independent public accountant for LinnCo for 2013 is not required under LinnCo’s limited liability company agreement; however, when the matter is submitted for shareholder approval, the affirmative vote of a majority of votes cast by holders of LinnCo common shares entitled to vote at a meeting at which a quorum is present is required. The merger is not conditioned on approval of this proposal.

•

LinnCo Adjournment Proposal. The affirmative vote of a majority of votes cast by holders of LinnCo common shares entitled to vote at a meeting, whether or not a quorum exists, is required to approve the LinnCo Adjournment Proposal. The merger is not conditioned on approval of this proposal.

LINN:

•

Election of Directors. With respect to the election of the LINN directors, the LINN limited liability company agreement provides for “plurality voting,” and directors will be elected by a plurality of the votes cast for a particular position. The six nominees receiving the most votes cast at the LINN annual meeting will be elected to the LINN board of directors. The merger is not conditioned on election of any LINN directors.

•

Ratification of Independent Public Accountant. Unitholder ratification of the selection of KPMG LLP as independent public accountant for LINN for 2013 is not required under LINN’s limited liability company agreement; however, when the matter is submitted for unitholder approval, the affirmative vote of a majority of votes cast by holders of LINN units entitled to vote at a meeting at which a quorum is present is required. The merger is not conditioned on approval of this proposal.

•

LINN Unit Issuance Proposal. The affirmative vote of a majority of votes cast by holders of LINN units entitled to vote at a meeting at which a quorum is present is required to approve the LINN Unit Issuance Proposal. The merger is conditioned on approval of this proposal.

•

LTIP Amendment Proposal. The affirmative vote of a majority of votes cast by holders of LINN units entitled to vote at a meeting at which a quorum is present is required to approve the LTIP Amendment Proposal. The merger is not conditioned on approval of this proposal.

•

LINN Adjournment Proposal. The affirmative vote of a majority of votes cast by holders of LINN units entitled to vote at a meeting, whether or not a quorum exists, is required to approve the LINN Adjournment Proposal. The merger is not conditioned on approval of this proposal.

The LINN Pass-Through Proposals will not be approved at the LinnCo annual meeting. LinnCo, as a LINN unitholder, will use its commercially reasonable efforts to vote (or refrain from voting) the LINN units it holds in the same manner as the LinnCo common shareholders entitled to vote as of the record date voted (or refrained from voting) on each of the LINN Pass-Through Proposals. Please see above for the vote required of LINN unitholders for approval of the LINN Pass-Through Proposals.

Q:	Why are the Berry stockholders being asked to consider and cast an advisory (non-binding) vote on the compensation that may be received by Berry’s named executive officers in connection with the merger?

A:	In July 2010, the Securities and Exchange Commission (the “SEC”) adopted rules that require Berry to seek a non-binding, advisory vote with respect to certain compensation that may be paid or become payable to Berry’s named executive officers that is based on or otherwise relates to the proposed transactions. See “The Berry Special Meeting—Berry Proposal No. 2—Berry Advisory Compensation Proposal.”

Q:	If my Berry common stock, LinnCo common shares or LINN units are held in street name by my broker, will my broker automatically vote my shares or units for me?

A:	Your broker cannot vote your shares or units without instructions from you with respect to any of the proposals other than ratification of the selection of KPMG LLP as the independent public accountant for LinnCo and LINN for 2013. You should instruct your broker as to how to vote your Berry common stock, LinnCo common shares or LINN units, as applicable, following the procedures your broker provides to you. Please check the voting form used by your broker.

Q:	What if I fail to instruct my broker? What if I abstain?

A:	Unless you instruct your broker or other nominee how to vote your Berry common stock, LinnCo common shares or LINN units, as applicable, held in street name, your shares or units will NOT be voted except that brokers have discretion with respect to the proposal for the ratification of the selection of KPMG LLP as the independent public accountant for LinnCo and LINN for 2013. This is referred to as a “broker non-vote.”

If you are a Berry stockholder, abstentions will be counted as present in determining the presence of a quorum, but broker non-votes will not be counted as present in determining the presence of a quorum. Abstentions will have the same effect as votes cast AGAINST the Berry Merger Proposal, but will have no effect on the Berry Advisory Compensation Proposal or the Berry Adjournment Proposal. Broker non-votes will have the same effect as votes cast AGAINST the Berry Merger Proposal, but will have no effect on the Berry Advisory Compensation Proposal or the Berry Adjournment Proposal as long as a quorum is present.

If you are a LinnCo common shareholder, abstentions and broker non-votes will be counted as present for purposes of establishing a quorum. Abstentions and broker non-votes will have the same effect as a vote cast AGAINST the LinnCo LLC Agreement Amendment Proposal A and LinnCo LLC Agreement Amendment Proposal B. Abstentions will have no effect on the LinnCo Share Issuance Proposal, the proposal to ratify the selection of KPMG LLP as independent public accountant for LinnCo for 2013 or the LinnCo Adjournment Proposal. Broker non-votes will also have no effect on such proposals as long as a quorum is present at the meeting. Abstentions and broker non-votes will have the same effect for the LINN Pass-Through Proposals as described below for the LINN proposals.

If you are a LINN unitholder, abstentions and broker non-votes will be counted as present for purposes of establishing a quorum. Abstentions will have no effect on any of the LINN proposals. Broker non-votes will also have no effect on the LINN proposals as long as a quorum is present at the meeting.

Q:	When and where is the special meeting of the Berry stockholders?

A:	The Berry special meeting will be held at , located at , on , 2013, commencing at , local time.

Q:	When and where is the annual meeting of the LinnCo shareholders?

A:	The LinnCo annual meeting will be held at , located at , on , 2013, commencing at , local time.

Q:	When and where is the annual meeting of the LINN unitholders?

A:	The LINN annual meeting will be held at , located at , on , 2013, commencing at , local time.

Q:	Can I attend the applicable meeting and vote my shares or units in person?

A:	Yes. All Berry stockholders, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Berry special meeting; all LinnCo common shareholders, including shareholders of record and shareholders who hold their common shares through banks, brokers, nominees or any other holder of record, are invited to attend the LinnCo annual meeting; and all LINN unitholders, including unitholders of record and unitholders who hold their units through banks, brokers, nominees or any other holder of record, are invited to attend the LINN annual meeting. Holders of record of Berry common stock can vote in person at the Berry special meeting. Holders of record of LinnCo common shares can vote in person at the LinnCo annual meeting. Holders of record of LINN units can vote in person at the LINN annual meeting. If you are not a holder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares or units, such as a broker, bank or other nominee, to be able to vote in person at the Berry special meeting, the LinnCo annual meeting or the LINN annual meeting, as applicable. If you plan to attend the Berry special meeting, the LinnCo annual meeting or the LINN annual meeting, as applicable, you must hold your shares or units in your own name or have a letter from the record holder of your shares or units confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. Berry, LinnCo and LINN each reserve the right to refuse admittance at the Berry special meeting, the LinnCo annual meeting and the LINN annual meeting, respectively, to anyone without proper proof of ownership and without proper photo identification.

Q:	Can I revoke my proxy?

A:	Yes. You may revoke any proxy at any time before it is voted by (i) signing and returning a proxy card with a later date, or by submitting another proxy via the Internet or by telephone, (ii) delivering a written revocation letter, or (iii) attending the Berry special meeting, the LinnCo annual meeting or the LINN annual meeting, as applicable, in person, notifying the Secretary and voting by ballot at the Berry special meeting, the LinnCo annual meeting or the LINN annual meeting, as applicable. If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to the secretary of Berry, the secretary of LinnCo or the secretary of LINN, as applicable, no later than the beginning of the applicable meeting.

Any securityholder entitled to vote in person at the Berry special meeting, the LinnCo annual meeting or LINN annual meeting, as applicable, may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy, but the mere presence (without notifying the secretary of Berry, the secretary of LinnCo or the secretary of LINN, as applicable, and voting by ballot) of such securityholder at the Berry special meeting, the LinnCo annual meeting or the LINN annual meeting, as applicable, will not constitute revocation of a previously given proxy.

Q:	When do you expect to complete the merger?

A:	We expect to complete the merger by January 31, 2014. However, the timing of the completion of the merger is uncertain. We cannot assure you when or if the merger will occur. Among other things, we cannot complete the merger until we obtain the approval of the Berry Merger Proposal, the LinnCo Share Issuance Proposal, the LinnCo LLC Agreement Amendment Proposal A, the LinnCo LLC Agreement Amendment Proposal B and the LINN Unit Issuance Proposal.

Q:	What should I do if I am a securityholder of more than one of Berry, LinnCo or LINN?

A:	You will receive separate proxy cards for each company and should complete, sign and date each proxy card and return each proxy card in the appropriate pre-addressed postage-paid envelope or, if available, by submitting a proxy by one of the other methods specified in your proxy card or voting instruction card for each company in order to ensure that your shares and/or units are voted.

Q:	Whom should I call with questions about the Berry special meeting, the LinnCo annual meeting or the LINN annual meeting or the merger?

A:	Berry stockholders should call Innisfree M&A Incorporated or Georgeson Inc., Berry’s proxy solicitors, with any questions about the merger and related transactions. Stockholders can contact Innisfree M&A Incorporated at (888) 750-5834 and Georgeson Inc. at (866) 295-4321.

LinnCo shareholders should call Laurel Hill Advisory Group, LinnCo’s proxy solicitor, at (888) 742-1305 with any questions about the merger and related transactions.

LINN unitholders should call Laurel Hill Advisory Group, LINN’s proxy solicitor, at (888) 742-1305 with any questions about the merger and related transactions.

SUMMARY

This summary highlights information contained elsewhere in this joint proxy statement/prospectus and may not contain all of the information that is important to you. We urge you to carefully read the entire document and the other documents to which we refer in order to fully understand the merger and the related transactions. See “Where You Can Find More Information.” In addition, definitions for certain terms relating to the oil and gas business can be found in “Glossary of Certain Oil and Natural Gas Terms.”

Information about the Companies

Berry Petroleum Company

Berry is an independent energy company engaged in the production, development, exploitation and acquisition of oil and natural gas. Berry’s principal reserves and producing properties are located in California (South Midway-Sunset—Steam Floods, North Midway-Sunset—Diatomite, North Midway-Sunset—New Steam Floods), Texas (Permian and East Texas), Utah (Uinta) and Colorado (Piceance).

As of December 31, 2012, Berry’s proved reserves were 275.1 million barrels of oil equivalent, of which 74.2% was comprised of oil and 54.6% was proved developed. Berry Class A common stock trades on the New York Stock Exchange (the “NYSE”) under the symbol “BRY.” Berry’s principal executive offices are located at 1999 Broadway, Suite 3700, Denver, Colorado 80202, and its telephone number is (303) 999-4400.

Additional information about Berry and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 337.

LinnCo, LLC and Linn Energy, LLC

LinnCo is a limited liability company that completed its initial public offering (“IPO”) in October 2012. As of September 30, 2013, its sole business consisted of owning units of LINN. LinnCo does not have any assets other than LINN units and reserves for income taxes payable by LinnCo. LinnCo does not have any cash flow other than distributions received in respect of its LINN units. As a result, the financial condition and results of operations of LinnCo are dependent upon the operation and management of LINN and its resulting performance. As of September 30, 2013, LinnCo owned approximately 15% of LINN’s outstanding units.

LINN is an independent oil and natural gas company whose mission is to acquire, develop and maximize cash flow from a growing portfolio of long-life oil and natural gas assets. LINN began operations in March 2003 and completed its IPO in January 2006. LINN’s properties are located in the United States (“U.S.”), in the Mid-Continent, the Hugoton Basin, the Green River Basin, the Permian Basin, Michigan, Illinois, the Williston/Powder River Basin, California and east Texas.

LINN’s total proved reserves at December 31, 2012 were 4,796 Bcfe, of which approximately 24% were oil, 54% were natural gas and 22% were natural gas liquids (“NGL”). Approximately 65% were classified as proved developed, with a total standardized measure of discounted future net cash flows of $6.1 billion. At December 31, 2012, LINN operated 11,048 or 70% of its 15,804 gross productive wells and had an average proved reserve-life index of approximately 16 years, based on the December 31, 2012 reserve report and fourth quarter 2012 annualized production.

LinnCo’s common shares are listed on the NASDAQ under the symbol “LNCO,” and LINN’s units are listed on the NASDAQ under the symbol “LINE.” LinnCo’s and LINN’s principal executive offices are located at 600 Travis, Suite 5100, Houston, Texas 77002, and their telephone number is (281) 840-4000. See “Additional Information About LinnCo, LLC” and “Additional Information About Linn Energy, LLC” for additional information about LinnCo and LINN, respectively. Additional information about LINN is also included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 337.

The Merger

The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Liability Company Act (the “LLC Act”), LinnCo will acquire Berry and contribute Berry to LINN in a multi-step transaction:

•

first, Bacchus Merger Sub will be merged with and into Berry (the “HoldCo Merger”), and the Berry stockholders will receive one share of HoldCo common stock for each share of Berry common stock they own, after which Berry will become a wholly owned subsidiary of HoldCo;

•	second, Berry will be converted from a Delaware corporation to a Delaware limited liability company (the “Conversion”);

•

third, HoldCo will be merged with and into LinnCo Merger Sub, with LinnCo Merger Sub surviving the LinnCo Merger as a wholly owned subsidiary of LinnCo (the “LinnCo Merger” and together with the HoldCo Merger, the “merger”); and

•

fourth, all of the outstanding membership interests in LinnCo Merger Sub will be contributed by LinnCo to LINN (the “Contribution”) in exchange for newly issued LINN units (the “Issuance”), after which Berry will be an indirect wholly owned subsidiary of LINN.

We refer to the HoldCo Merger, the Conversion, the LinnCo Merger, the Contribution and the Issuance together as the “transactions.”

A copy of the composite merger agreement, which incorporates the amendment to the merger agreement into the text of the initial merger agreement (as defined hereafter), is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. Please carefully read the merger agreement as it is the legal document that governs the merger.

Berry Stockholders Will Receive LinnCo Common Shares in the Merger

If the merger is completed, Berry stockholders will receive 1.68 LinnCo common shares for each share of Berry common stock that they own. The exchange ratio is fixed and will not be adjusted to reflect changes in the price of Berry common stock or LinnCo common shares prior to the closing of the merger.

Based on the closing price of LinnCo common shares on the NASDAQ of $33.21 on November 1, 2013, the last trading day before public announcement of the amendment to the merger agreement, the exchange ratio represented approximately $55.7928 in LinnCo common shares for each share of Berry common stock. Based on the closing price of LinnCo common shares on the NASDAQ of $                              on                     , 2013, the latest practicable date before the date of this joint proxy statement/prospectus, the exchange ratio represented approximately $         in LinnCo common shares for each share of Berry common stock. The value of the merger consideration will fluctuate with changes in the market price of LinnCo common shares. We urge you to obtain current market quotations of LinnCo common shares and Berry common stock. See “Comparative Market Prices and Dividends” beginning on page 213.

Risk Factors

Before voting at the Berry special meeting, the LinnCo annual meeting or the LINN annual meeting, you should carefully consider all of the information contained in or incorporated by reference into this joint proxy statement/prospectus, as well as the specific factors under the heading “Risk Factors” beginning on page 36.

Holders of Berry Equity-Based Awards

Options. Each option to purchase shares of Berry common stock will be converted into an option to purchase, generally on the same terms and conditions as were applicable to such option immediately prior to the effective time of the merger, (i) a number of LINN units (rounded down to the nearest whole unit) equal to the product determined by multiplying the number of shares of Berry common stock subject to such option by the exchange ratio and by the LinnCo/LINN exchange ratio (as defined below), (ii) at an exercise price per LINN unit (rounded up to the nearest whole cent) equal to the quotient determined by dividing the per share exercise price for the shares of Berry common stock subject to the option by the product determined by multiplying the exchange ratio and the LinnCo/LINN exchange ratio. The LinnCo/LINN exchange ratio is the average of the closing prices of one LinnCo common share on the NASDAQ on the last five full trading days prior to the closing date of the merger divided by the average of the closing prices of one LINN unit on the NASDAQ on the last five full trading days prior to the closing date of the merger.

Restricted Stock Units. Each unvested Berry restricted stock unit (“RSU”) (excluding any Berry RSU held by a current or former non-employee director of Berry and any performance-based Berry RSU) will be converted as of the effective time of the merger into a restricted unit award in respect of the number of LINN units (rounded to the nearest whole unit) equal to the product determined by multiplying the number of shares of Berry common stock subject to the Berry RSU immediately prior to the effective time of the merger by the exchange ratio and by the LinnCo/LINN exchange ratio, and will be subject generally to the same terms and conditions as were applicable to the related Berry RSU immediately prior to the effective time of the merger.

Each Berry RSU that is vested as of the effective time of the merger, that is held by a current or former non-employee director or that is subject to performance-based vesting criteria will be converted as of the effective time of the merger into a number of LinnCo common shares equal to the product determined by multiplying the number of shares of Berry common stock subject to the Berry RSU immediately prior to the effective time of the merger by the exchange ratio. Each performance-based Berry RSU that is outstanding immediately prior to the effective time of the merger will be deemed to have been earned at the target level as specified in the applicable award agreement.

Material U.S. Federal Income Tax Consequences of the Merger

It is a condition to Berry’s obligation to complete the merger that Berry receive a written opinion from Wachtell, Lipton, Rosen & Katz, special counsel to Berry, to the effect that each of (a) the HoldCo Merger and the Conversion, taken together, and (b) the LinnCo Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to LinnCo’s obligation to complete the merger that LinnCo receive a written opinion from Latham & Watkins LLP, special counsel to LinnCo, to the effect that the LinnCo Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In addition, in connection with the filing of the registration statement of which this document is a part, each of Wachtell, Lipton, Rosen & Katz and Latham & Watkins LLP has delivered an opnion to Berry and LinnCo, respectively, to the same effect.

Accordingly, and on the basis of the opinions delivered in connection herewith, U.S. holders of Berry common stock generally will not recognize gain or loss, for U.S. federal income tax purposes, upon their receipt of LinnCo common shares in exchange for Berry common stock pursuant to the merger, except with respect to cash received in lieu of fractional LinnCo common shares.

Holders of Berry common stock should consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or non-U.S. income and other tax laws) of the merger.

For further information, please refer to “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 201.

Comparative Market Prices and Share Information

Berry Class A common stock is listed on the NYSE under the symbol “BRY.” LinnCo common shares are listed on the NASDAQ under the symbol “LNCO.” The following table presents trading information for Berry Class A common stock and LinnCo common shares on November 1, 2013, the last trading day before public announcement of the amendment to the merger agreement, and                     , 2013, the latest practicable date before the date of this joint proxy statement/prospectus. Equivalent per share prices for shares of Berry common stock, adjusted by the exchange ratio of 1.68, are also provided for each of these dates.

	Berry Class A Common Stock	LinnCo Common Shares	Equivalent per Share Value
At November 1, 2013	$48.75	$33.21	$55.79
At , 2013

The market price of Berry common stock and LinnCo common shares will fluctuate prior to the merger. You should obtain current stock price quotations for Berry Class A common stock and LinnCo common shares.

Opinion of the Financial Advisor to Berry

On November 3, 2013, Credit Suisse Securities (USA) LLC (“Credit Suisse”) rendered its oral opinion to the Berry board of directors (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion addressed to the Berry board of directors dated the same date) to the effect that, as of November 3, 2013, the merger consideration to be received by the holders of Berry common stock collectively in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders. For purposes of Credit Suisse’s opinion, the term “merger consideration” means the aggregate number of LinnCo common shares to be issued to holders of Berry common stock in the merger pursuant to the merger agreement.

Credit Suisse’s opinion was directed to the Berry board of directors (in its capacity as such), and only addressed the fairness, from a financial point of view, to the holders of Berry common stock of the merger consideration to be received by such holders collectively in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger. The summary of Credit Suisse’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex E to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and they do not constitute, advice or a recommendation to any holder of Berry common stock as to how such stockholder should vote or act with respect to any matter relating to the merger.

See “The Merger—Opinion of the Financial Advisor to Berry” beginning on page 105. See also Annex E to this joint proxy statement/prospectus.

Opinion of the Financial Advisor to LinnCo

In connection with the transactions, Citigroup Global Markets Inc. (“Citigroup”) delivered to the LinnCo board of directors a written opinion, dated November 3, 2013, as to the fairness, from a financial point of view and as of the date of the opinion, to LinnCo of the exchange ratio provided for in the merger agreement. The full text of Citigroup’s written opinion, dated as of November 3, 2013, is attached hereto as Annex F and is incorporated herein by reference. Citigroup’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Citigroup in rendering its opinion. Holders of LinnCo common shares are encouraged to read the opinion carefully in its entirety. Citigroup’s advisory services and opinion were provided for the information and assistance of the LinnCo board of directors in connection with its evaluation of the exchange ratio from a financial point of view. Citigroup’s opinion does not address the underlying business decision of LinnCo or LINN to effect the transactions, the relative merits of the transactions as compared to any alternative business strategies that might exist for LinnCo or the effect of any other transaction in which LinnCo might engage. Citigroup’s opinion is not intended to be, and does not constitute, a recommendation to any LinnCo shareholder as to how such shareholder should vote or act on any matters relating to the proposed transactions or otherwise. Under the terms of Citigroup’s engagement, LinnCo has agreed to pay Citigroup a fee for its financial advisory services in connection with the transactions, a significant portion of which is contingent upon completion of the transactions.

See “The Merger—Opinion of the Financial Advisor to LinnCo” beginning on page 118. See also Annex F to this joint proxy statement/prospectus.

Opinion of the Financial Advisor to the LinnCo Conflicts Committee

In connection with the merger, Evercore Group L.L.C. (“Evercore”) delivered to the conflicts committee of the LinnCo board of directors (the “LinnCo Conflicts Committee”) a written opinion, dated November 3, 2013, as to the fairness, from a financial point of view and as of the date of the opinion, of the Contribution to LinnCo. The full text of Evercore’s written opinion, dated as of November 3, 2013, is attached hereto as Annex G and incorporated herein by reference. Evercore’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Evercore in rendering its opinion. Holders of LinnCo common shares are encouraged to read the opinion carefully in its entirety. Evercore’s advisory services and opinion were provided for the information and assistance of the LinnCo Conflicts Committee in connection with its consideration of the proposed merger and the opinion does not constitute a recommendation as to how any holders of LinnCo common shares should vote with respect to the proposed merger or any other matter.

See “The Merger—Opinion of the Financial Advisor to the LinnCo Conflicts Committee” beginning on page 131. See also Annex G to this joint proxy statement/prospectus.

Opinion of the Financial Advisor to the LINN Conflicts Committee

In connection with the merger, on November 3, 2013, Greenhill & Co., LLC (“Greenhill”) delivered to the conflicts committee of the LINN board of directors (the “LINN Conflicts Committee”) its oral opinion, subsequently confirmed in writing, that, as of the date of the opinion and based upon and subject to the limitations and assumptions stated in its opinion, the Contribution is fair, from a financial point of view, to LINN. The full text of Greenhill’s written opinion, dated as of November 3, 2013, which contains the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex H and is incorporated herein by reference. Holders of LINN units are encouraged to read the opinion carefully in its entirety. Greenhill’s advisory services and opinion were provided for the information and assistance of the LINN Conflicts Committee in connection with its consideration of the proposed merger and the Contribution and the opinion does not constitute a recommendation as to how any holders of LinnCo common shares or LINN units should vote with respect to the proposed Contribution or any other matter. Greenhill was not requested to opine as to, and its opinion does not in any manner address, the relative merits of the Contribution as compared to other business strategies or transactions that might have been available to LINN or LINN’s underlying business decision to proceed with or effect the Contribution. Greenhill has not expressed any opinion as to any aspect of the transactions contemplated by the contribution agreement (as defined below) or the merger agreement other than the fairness, from a financial point of view, of the proposed Contribution to LINN. Greenhill’s opinion did not address in any manner the price at which LINN units will trade at any future time.

See “The Merger—Opinion of the Financial Advisor to the LINN Conflicts Committee” beginning on page 139. See also Annex H to this joint proxy statement/prospectus.

Recommendation of the Berry Board of Directors

The Berry board of directors has unanimously (i) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable, fair and reasonable to, and in the best interests of Berry and its stockholders, and (ii) approved and adopted the merger agreement, and approved the merger and the other transactions contemplated by the merger agreement.

The Berry board of directors unanimously recommends that the Berry stockholders vote “FOR” the Berry Merger Proposal, “FOR” the Berry Advisory Compensation Proposal and “FOR” the Berry Adjournment Proposal.

Recommendation of the LinnCo Board of Directors

The LinnCo board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of LinnCo common shares in connection with the merger, are advisable, fair and reasonable to and in the best interests of LinnCo and its shareholders, (ii) approved and adopted the merger agreement, and approved the merger and the other transactions contemplated by the merger agreement, (iii) approved the issuance of LinnCo common shares to the Berry stockholders pursuant to the merger agreement, (iv) approved the contribution agreement dated February 20, 2013, as amended on November 3, 2013 (as so amended, the “contribution agreement”), by and between LinnCo and LINN and (v) approved certain amendments to the limited liability company agreement of LinnCo.

The LinnCo board of directors unanimously recommends that LinnCo common shareholders vote “FOR” the LinnCo Share Issuance Proposal, “FOR” the LinnCo LLC Agreement Amendment Proposal A, “FOR” the LinnCo LLC Agreement Amendment Proposal B, “FOR” the LINN Unit Issuance Proposal, “FOR” the LINN Adjournment Proposal and “FOR” the LinnCo Adjournment Proposal.

Recommendation of the LINN Board of Directors

The LINN board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated by the merger agreement, including the LinnCo Merger and the issuance of LINN units to LinnCo in connection with the Contribution, are advisable, fair and reasonable to and in the best interests of LINN and its unitholders, (ii) approved and adopted the merger agreement, and approved the LinnCo Merger and the other transactions contemplated by the merger agreement, (iii) approved the issuance of LINN units to LinnCo in connection with the Contribution, (iv) approved the contribution agreement and (v) approved certain amendments to the limited liability company agreement of LinnCo.

The LINN board of directors unanimously recommends that the LINN unitholders vote “FOR” the LINN Unit Issuance Proposal and “FOR” the LINN Adjournment Proposal.

Board of Directors and Management of LinnCo Following Completion of the Merger

Upon completion of the merger, the current directors and officers of LinnCo and LINN are expected to continue in their current positions. In addition, one member of the Berry board of directors will be appointed to serve either on the LinnCo board of directors or the LINN board of directors. Information about the current

LinnCo directors and executive officers can be found in this joint proxy statement/prospectus. See “Additional Information About LinnCo, LLC—Management” beginning on page 221.

Share Ownership of Directors and Executive Officers of Berry

At the close of business on                     , 2013, the directors and executive officers of Berry and their affiliates held and were entitled to vote              shares of Berry common stock, collectively representing approximately     % of the shares of Berry common stock outstanding and entitled to vote on that date. It is Berry’s understanding as of the date of this document that the directors and executive officers of Berry intend to vote “FOR” the Berry Merger Proposal, “FOR” the Berry Advisory Compensation Proposal and “FOR” the Berry Adjournment Proposal.

Share and Unit Ownership of Directors and Executive Officers of LinnCo and LINN

At the close of business on                     , 2013, the directors and executive officers of LinnCo, LINN and their affiliates held and were entitled to vote              LinnCo common shares, collectively representing approximately     % of the LinnCo common shares outstanding and entitled to vote on that date, and held and were entitled to vote      LINN units, collectively representing approximately     % of the LINN units outstanding and entitled to vote on that date.

Interests of Berry’s Directors and Executive Officers in the Merger

Certain members of the board of directors and executive officers of Berry may be deemed to have interests in the merger that are in addition to, or different from, the interests of other Berry stockholders. The Berry board of directors was aware of these interests and considered them, among other matters, in approving the merger and the merger agreement and in making the recommendations that the Berry stockholders adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement. These interests include:

•

The merger agreement provides for (a) the conversion of options and time-based RSUs held by Berry’s executive officers into corresponding awards with respect to LINN units and (b) the vesting and settlement of all performance-based RSUs held by Berry’s executive officers and all RSUs held by Berry’s non-employee directors for LinnCo common shares.

•

Employment agreements, change-in-control severance agreements and certain equity award agreements with Berry’s executive officers provide for severance benefits (including accelerated vesting of certain equity-based awards) in the event of certain qualifying terminations of employment following the merger.

•	Berry’s directors and executive officers are entitled to continued indemnification and insurance coverage under indemnification agreements and the merger agreement.

Appraisal Rights

Under Section 262 of the DGCL, holders of Berry common stock may have the right to obtain an appraisal of the fair value of their shares of Berry common stock in connection with the merger. To properly demand appraisal rights, a Berry stockholder must not vote in favor of the proposal to adopt the merger agreement and the transactions contemplated by the merger agreement, must continue to hold such stockholder’s shares of common stock through the effective date of the merger and must strictly comply with all of the other procedures required to demand and perfect appraisal rights under Section 262 of the DGCL, including submitting a written demand for appraisal to Berry prior to the Berry special meeting. Failure by a Berry stockholder to strictly comply with the provisions of Section 262 of the DGCL may result in the loss or waiver of that stockholder’s appraisal rights. Because of the complexity of Section 262 of the DGCL relating to appraisal rights, if any Berry stockholder is considering exercising appraisal rights, Berry and LinnCo encourage such Berry stockholder to seek the advice of legal counsel. A summary of the requirements under Delaware law to exercise appraisal rights is included in this document under “The Merger—Appraisal Rights” beginning on page 150 and the text of Section 262 of the DGCL as in effect with respect to this transaction is included as Annex I to this document.

Listing of LinnCo Common Shares; Delisting and Deregistration of Shares of Berry Common Stock

Approval of the listing on the NASDAQ of the newly issued LinnCo common shares to be issued to Berry stockholders pursuant to the merger agreement, subject to official notice of issuance, is a condition to each party’s obligation to complete the merger. LinnCo has agreed to cause the LinnCo common shares to be issued to Berry stockholders pursuant to the merger agreement to be approved for listing on the NASDAQ prior to the effective time of the merger, subject to official notice of issuance. If the merger is completed, shares of Berry common stock will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Conditions That Must Be Satisfied or Waived for the Merger to Occur

As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, approval of the Berry Merger Proposal by the Berry stockholders, approval of the LinnCo Share Issuance Proposal, the LinnCo LLC Agreement Amendment Proposal A and the LinnCo LLC Agreement Amendment Proposal B by the LinnCo shareholders, approval of the LINN Unit Issuance Proposal by the LINN unitholders, the absence of any injunction or law that prohibits closing, the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part, the absence of any material adverse effect experienced by any party to the merger agreement and the receipt of legal opinions by each company regarding certain tax matters. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion by:

•	mutual written consent of Berry and LinnCo;

•	Berry, LinnCo or LINN, if the merger has not been completed on or prior to January 31, 2014 (the “End Date”);

•

Berry, LinnCo or LINN, if a final and non-appealable injunction will have been entered permanently enjoining, restraining or otherwise prohibiting the closing, unless such injunction was due to the failure of the terminating party to perform any of its obligations under the merger agreement;

•

Berry, LinnCo or LINN, if the Berry stockholders’ meeting (including any adjournments or postponements) has concluded and approval of the Berry Merger Proposal is not obtained, if the LinnCo shareholders’ meeting (including any adjournments or postponements) has concluded and approval of the LinnCo Share Issuance Proposal, the LinnCo LLC Agreement Amendment Proposal A or the LinnCo LLC Agreement Amendment Proposal B is not obtained, or if the LINN unitholders’ meeting (including any adjournments or postponements) has concluded and approval of the LINN Unit Issuance Proposal is not obtained;

•

Berry, if either LinnCo or LINN breaches the merger agreement in a manner that would cause a condition to Berry’s obligation to close not to be satisfied and such breach is either not curable by the End Date or LinnCo or LINN fail to diligently attempt to cure such breach after receipt of written notice of such breach from Berry;

•

LinnCo or LINN, if Berry breaches the merger agreement in a manner that would cause a condition to LinnCo’s and LINN’s obligation to close not to be satisfied and such breach is either not curable by the End Date or Berry fails to diligently attempt to cure such breach after receipt of written notice of such breach from LinnCo or LINN;

•

LinnCo or LINN, prior to the adoption of the merger agreement by the Berry stockholders, in the event that either (i) the Berry board of directors changes its recommendation to stockholders to adopt the merger agreement or (ii) Berry willfully breaches any of its non-solicitation obligations in the merger agreement (other than willful breaches resulting from the isolated action of a representative of Berry which Berry has used its reasonable best efforts to remedy and which has not caused significant harm to LinnCo or LINN);

•

Berry, prior to the approval of the matters related to the merger by the LinnCo common shareholders and the approval of the matters related to the Contribution by the LINN unitholders, in the event the LinnCo board of directors or the LINN board of directors changes its recommendation to approve the matters related to the merger and the Contribution; and

•

Berry, prior to the approval of the matters related to the adoption of the merger agreement by the Berry stockholders, if Berry has complied with its non-solicitation obligations in the merger agreement, in order to enter into an agreement with respect to a “company superior proposal,” (as defined under “The Merger Agreement—Reasonable Best Efforts of Berry to Obtain the Required Stockholder Vote”) provided that Berry pays a termination fee of $83.7 million to LinnCo.

If the merger agreement is terminated, there will be no liability on the part of Berry, LinnCo or LINN, except that (1) Berry, LinnCo and LINN will remain liable for any fraud or willful or intentional breach of any covenant or agreement in the merger agreement occurring prior to termination or as provided for in the Confidentiality Agreement between Berry and LINN and (2) each party may be required to pay the other party a termination fee and/or reimburse certain expenses of the other party as described below under “—Termination Fee.”

Derivative Transactions upon Termination

Berry implemented certain derivative transactions with respect to its production following the execution of the merger agreement. The merger agreement provides that, in general, LinnCo and LINN will bear all of the benefits and burdens of these derivative transactions if the merger agreement is terminated. However, if the merger agreement is terminated because (1) the Berry board of directors changes its recommendation for the merger or (2) Berry terminates the merger agreement to accept a “company superior proposal,” then Berry and LinnCo will each bear half of the burdens and receive half of the benefits associated with the derivative transactions. In addition, if one party willfully breaches its obligations under the merger agreement, then the breaching party will bear all of the losses associated with the derivative transactions and, if the derivative transactions resulted in a gain, then the non-breaching party will receive all of such gain. See “The Merger Agreement—Derivative Transactions upon Termination” beginning on page 179.

Termination Fee

Berry is obligated to pay LinnCo a termination fee or expense reimbursement in the following circumstances:

•

If the merger agreement is terminated by Berry prior to the approval of the merger by the Berry stockholders in order for Berry to enter into an agreement with respect to a “company superior proposal,” then Berry is required to pay LinnCo a termination fee of $83.7 million;

•

If the merger agreement is terminated by Berry, LinnCo or LINN because the Berry stockholders’ meeting was concluded and the Berry stockholder approval was not obtained, and prior to the Berry stockholders’ meeting, a “company takeover proposal” (as defined under “The Merger Agreement—Reasonable Best Efforts of Berry to Obtain the Required Stockholder Vote,” except that for purposes of the termination fee provisions references to 25% are changed to references to 50%) is publicly announced and not withdrawn at least 10 days prior to the Berry stockholders’ meeting, then Berry is required to pay LinnCo $25.7 million in respect of LinnCo’s expenses, and if at any time on or prior to the 12-month anniversary of such termination Berry enters into a definitive agreement for or completes a transaction contemplated by any company takeover proposal, then Berry is required to pay LinnCo a termination fee of $83.7 million (less the previously paid $25.7 million);

•

If the merger agreement is terminated by LinnCo or LINN prior to the approval of the merger by the Berry stockholders because the Berry board of directors has changed its recommendation to the Berry stockholders or because Berry has willfully breached its non-solicitation obligations in the merger agreement, then Berry is required to pay LinnCo a termination fee of $83.7 million;

•

If the merger agreement is terminated by Berry because the merger has not closed by the End Date and, at the time of such termination, the Berry stockholder approval was not obtained and LinnCo or LINN would have been entitled to terminate the merger agreement because the Berry board of directors has changed its recommendation to the Berry stockholders or Berry has willfully breached its non-solicitation obligations in the merger agreement, then Berry is required to pay LinnCo a termination fee of $83.7 million;

•

If the merger agreement is terminated by LinnCo or LINN because either (1) Berry materially breached its covenants in the merger agreement, and at the time of such breach, a “company takeover proposal” (as defined in the description of the non-solicitation provisions under “The Merger Agreement—Agreement Not to Solicit Other Offers,” except that for purposes of the termination fee provisions references to 25% are changed to references to 50%) is announced or disclosed or otherwise communicated to the Berry board of directors and not withdrawn or (2) Berry failed to comply with its obligations to call the Berry special meeting, then Berry is required to pay LinnCo a termination fee of $83.7 million; and

•

If the merger agreement is terminated by LinnCo or LINN because Berry materially breached its covenants in the merger agreement (other than in circumstances described in the immediately preceding bullet), then Berry is required to pay LinnCo $25.7 million in respect of LinnCo’s expenses.

LinnCo is obligated to pay Berry a termination fee or expense reimbursement in the following circumstances:

•

If the merger agreement is terminated by Berry prior to the approval of the matters related to the transactions by the LinnCo common shareholders and the LINN unitholders because the LinnCo board of directors or the LINN board of directors changed its recommendation for the transactions, then LinnCo is required to pay Berry a termination fee of $83.7 million;

•

If the merger agreement is terminated by LinnCo or LINN because the merger has not closed by the End Date and at the time of such termination, the approval of the matters related to the transactions by the LinnCo common shareholders and the LINN unitholders has not been obtained, and Berry would have been entitled to terminate the merger agreement because the LinnCo board of directors or the LINN board of directors changed its recommendation with respect to the transactions, then LinnCo is required to pay Berry a termination fee of $83.7 million;

•

If the merger agreement is terminated by Berry because LinnCo or LINN failed to comply with its obligations to call the LinnCo annual meeting or the LINN annual meeting, respectively, then LinnCo is required to pay Berry a termination fee of $83.7 million; and

•

If the merger agreement is terminated by Berry because LinnCo or LINN materially breached its covenants in the merger agreement (other than in circumstances described in the immediately preceding bullet), then LinnCo is required to pay Berry $25.7 million in respect of Berry’s expenses.

Regulatory Approvals Required for the Merger

Berry, LinnCo and LINN have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and approval from the Federal Energy Regulatory Commission (“FERC”) and other regulatory authorities. Berry, LinnCo and LINN have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals. On March 13, 2013, the Federal Trade Commission (“FTC”) granted early termination of the waiting period under the HSR Act with respect to the merger. On May 15, 2013, Berry received FERC approval of certain aspects of the merger. See “The Merger—Regulatory Approvals Required for the Merger” on page 154.

Although Berry, LinnCo and LINN do not know of any reason why they cannot obtain any remaining regulatory approvals in a timely manner, they cannot be certain when or if they will obtain them.

The Rights of the Berry Stockholders will be Governed by the LinnCo Certificate of Formation and Limited Liability Company Agreement after the Merger

The rights of the Berry stockholders will change as a result of the merger due to differences in Berry’s and LinnCo’s governing documents. After the merger, Berry stockholders’ rights will be governed by the governing documents of LinnCo (as amended pursuant to the LinnCo LLC Agreement Amendment Proposal A and the LinnCo LLC Agreement Amendment Proposal B). This document contains a description of stockholder rights under Berry’s governing documents and shareholder rights under LinnCo’s governing documents and describes the material differences between them. See “Comparison of Securityholders’ Rights” on page 206.

Berry Special Meeting

The Berry special meeting will be held at                     , at                     , local time, on                     , 2013. At the Berry special meeting, Berry stockholders will be asked to consider and vote upon:

•	the Berry Merger Proposal;

•	the Berry Advisory Compensation Proposal; and

•	the Berry Adjournment Proposal.

Record Date. Only holders of record of Berry common stock at the close of business on November 14, 2013 will be entitled to notice of and to vote at the Berry special meeting. Each share of Berry Class A common stock is entitled to one vote and each share of Berry Class B common stock is entitled to 95% of one vote (we refer to shares of Berry Class A common stock and Berry Class B common stock together as the “Berry common stock”)

on each proposal to be presented at the Berry special meeting. As of the record date of November 14, 2013, there were approximately              shares of Berry common stock (including approximately              shares of Berry Class A common stock and approximately              shares of Berry Class B common stock) outstanding and entitled to vote at the Berry special meeting.

Required Vote. Approval of the Berry Merger Proposal requires the affirmative vote of a majority of the votes entitled to be cast by all outstanding shares of Berry common stock, voting together as a single class, entitled to vote at the Berry special meeting. Each of the approval of the Berry Advisory Compensation Proposal and approval of the Berry Adjournment Proposal requires the affirmative vote of a majority of votes cast by the Berry common stockholders at the Berry special meeting. Approval of the Berry Merger Proposal is a condition to the completion of the transactions contemplated by the merger agreement.

As of the record date, directors and executive officers of Berry and its affiliates had the right to vote approximately              shares of Berry common stock, or     % of the outstanding Berry common stock entitled to be voted at the Berry special meeting.

LinnCo Annual Meeting

The LinnCo annual meeting will be held at                     , at                     , local time, on                     , 2013. At the LinnCo annual meeting, LinnCo shareholders will be asked to consider and vote upon:

Merger-Related Proposals

•	the LinnCo Share Issuance Proposal;

•	the LinnCo LLC Agreement Amendment Proposal A; and

•	the LinnCo LLC Agreement Amendment Proposal B.

LINN Pass-Through Proposals

•	a proposal to approve the election of each of the six nominees for the LINN board of directors;

•	a proposal to approve the ratification of the selection of KPMG LLP as independent public accountant for LINN for 2013;

•	the LINN Unit Issuance Proposal;

•	the LTIP Amendment Proposal; and

•	the LINN Adjournment Proposal.

General

•	a proposal to approve the ratification of the selection of KPMG LLP as independent public accountant for LinnCo for 2013; and

•	the LinnCo Adjournment Proposal.

Record Date. Only holders of record of LinnCo common shares at the close of business on November 14, 2013 will be entitled to notice of and to vote at the LinnCo annual meeting. Each LinnCo common share is entitled to one vote. As of the record date of November 14, 2013, there were approximately              LinnCo common shares entitled to vote at the LinnCo annual meeting. LINN owns the sole LinnCo share entitled to vote with respect to the election of members of the LinnCo board of directors and with respect to certain other matters; however, all LinnCo common shares outstanding on the record date for the LinnCo annual meeting are entitled to vote on all proposals to be presented at the LinnCo annual meeting.

Required Vote. The affirmative vote of a majority of votes cast by holders of LinnCo common shares entitled to vote at a meeting at which a quorum is present is required to approve the LinnCo Share Issuance Proposal. The affirmative vote of a majority of the outstanding voting shares and a majority of the outstanding LinnCo common shares, voting as separate classes, is required to approve each of the LinnCo LLC Agreement Amendment Proposal A and the LinnCo LLC Agreement Amendment Proposal B. The approval of the LinnCo Share Issuance Proposal, the LinnCo LLC Agreement Amendment Proposal A and the LinnCo LLC Agreement Amendment Proposal B are conditions to the completion of the transactions contemplated by the merger agreement.

Each change to the LinnCo LLC Agreement to be voted on in LinnCo LLC Agreement Amendment Proposal A and LinnCo LLC Agreement Amendment Proposal B was separately negotiated and bargained for by Berry, and the adoption of both LinnCo LLC Agreement Amendment Proposal A and LinnCo LLC Agreement Amendment Proposal B by the LinnCo shareholders is a condition to the merger. In the event that (i) BOTH LinnCo LLC Agreement Amendment Proposal A and LinnCo LLC Agreement Amendment Proposal B are not approved, or (ii) only one of LinnCo LLC Agreement Amendment Proposal A and LinnCo LLC Agreement Amendment Proposal B is approved, the merger cannot be consummated and the amendment to the limited liability company agreement will not be effective. If both LinnCo LLC Agreement Amendment Proposal A and LinnCo LLC Agreement Amendment Proposal B are approved by the LinnCo shareholders, the amendments to the LinnCo LLC agreement will apply not only to the transactions described in this joint proxy statement/prospectus, but also to any other offering and sale of LinnCo common shares in the future. Accordingly, while approval of both LinnCo LLC Agreement Amendment Proposal A and LinnCo LLC Agreement Amendment Proposal B is required to permit the transactions described in this joint proxy statement/prospectus, LinnCo may rely on these amendments to engage in acquisition transactions in the future on which you may not be entitled to vote. See “The LinnCo Annual Meeting—LinnCo Proposal No. 2 and 3—LinnCo LLC Agreement Amendments.” The approval of BOTH LinnCo LLC Agreement Amendment Proposal A and LinnCo LLC Agreement Amendment Proposal B is a condition to the completion of the transactions contemplated by the merger agreement.

Shareholder ratification of the selection of KPMG LLP as independent public accountant for LinnCo for 2013 is not required under LinnCo’s limited liability company agreement; however, when the matter is submitted for shareholder approval, the affirmative vote of a majority of votes cast by holders of LinnCo common shares entitled to vote at a meeting at which a quorum is present is required. The affirmative vote of a majority of votes cast by holders of LinnCo common shares entitled to vote at a meeting, whether or not a quorum exists, is required to approve the LinnCo Adjournment Proposal.

The LINN Pass-Through Proposals have been submitted by the LINN board of directors to the LINN unitholders for vote. Pursuant to the LinnCo limited liability company agreement, the LinnCo shareholders are entitled to vote on the LINN Pass-Through Proposals to determine how LinnCo will vote its LINN units on such proposals. LinnCo, as a LINN unitholder, will use its commercially reasonable efforts to vote (or refrain from voting) the LINN units it holds at the LINN annual meeting in the same manner as the LinnCo common shareholders entitled to vote as of the record date voted thereon (or refrained from voting). Please see “The LINN Annual Meeting” beginning on page 77 for the vote requirements for the LINN Pass-Through Proposals. The approval of the LINN Unit Issuance Proposal is a condition to the completion of the transactions contemplated by the merger agreement.

LINN Annual Meeting

The LINN annual meeting will be held at                     , at                     , local time, on                     , 2013. At the LINN annual meeting, LINN unitholders will be asked to consider and vote upon:

•	the election of each of the six nominees for the LINN board of directors;

•	the ratification of the selection of KPMG LLP as independent public accountant for LINN for 2013;

•	the LINN Unit Issuance Proposal;

•	the LTIP Amendment Proposal; and

•	the LINN Adjournment Proposal.

Record Date. Only holders of record of LINN units at the close of business on November 14, 2013 will be entitled to notice of and to vote at the LINN annual meeting. Each LINN unit is entitled to one vote. As of the record date of November 14, 2013, there were approximately              LINN units entitled to vote at the LINN annual meeting.

Required Vote. The LINN limited liability company agreement provides for “plurality voting” with respect to the election of directors, and directors will be elected by a plurality of the votes cast for a particular position. The affirmative vote of a majority of votes cast by holders of LINN units entitled to vote at a meeting at which a quorum is present is required to approve the LINN Unit Issuance Proposal and the LTIP Amendment Proposal. Unitholder ratification of the selection of KPMG LLP as independent public accountant for LINN for 2013 is not required under LINN’s limited liability company agreement; however, when the matter is submitted for unitholder approval, the affirmative vote of a majority of votes cast by holders of LINN units entitled to vote at a meeting at which a quorum is present is required. The affirmative vote of a majority of votes cast by holders of LINN units entitled to vote at a meeting, whether or not a quorum exists, is required to approve the LINN Adjournment Proposal. The approval of the LINN Unit Issuance Proposal is a condition to the completion of the transactions contemplated by the merger agreement.

Litigation Relating to the Merger

On March 21, 2013, a purported stockholder class action captioned Nancy P. Assad Trust v. Berry Petroleum Co., et al. was filed in the District Court for the City and County of Denver, Colorado, No. 13-CV-31365. The action names as defendants Berry, the members of its board of directors, HoldCo, Bacchus Merger Sub, LinnCo, LINN and LinnCo Merger Sub. On April 5, 2013, an amended complaint was filed, which alleges that the individual defendants breached their fiduciary duties in connection with the transactions by engaging in an unfair sales process that resulted in an unfair price for Berry, by failing to disclose all material information regarding the transactions, and that the entity defendants aided and abetted those breaches of fiduciary duty. The amended complaint seeks a declaration that the transactions are unlawful and unenforceable, an order directing the individual defendants to comply with their fiduciary duties, an injunction against consummation of the transactions, or, in the event they are completed, rescission of the transactions, an award of fees and costs, including attorneys’ and experts’ fees and expenses, and other relief. On May 21, 2013, the Colorado District Court stayed and administratively closed the Nancy P. Assad Trust action in favor of the Hall action described below that is pending in the Delaware Court of Chancery.

On April 12, 2013, a purported stockholder class action captioned David Hall v. Berry Petroleum Co., et al. was filed in the Delaware Court of Chancery, C.A. No. 8476-VCG. The complaint names as defendants Berry, the members of its board of directors, HoldCo, Bacchus Merger Sub, LinnCo, LINN and LinnCo Merger Sub. The complaint alleges that the individual defendants breached their fiduciary duties in connection with the transactions by engaging in an unfair sales process that resulted in an unfair price for Berry, by failing to disclose all material information regarding the transactions, and that the entity defendants aided and abetted those breaches of fiduciary duty. The complaint seeks a declaration that the transactions are unlawful and unenforceable, an order directing the individual defendants to comply with their fiduciary duties, an injunction against consummation of the transactions, or, in the event they are completed, rescission of the transactions, an award of fees and costs, including attorneys’ and experts’ fees and expenses, and other relief. LINN and LinnCo are unable to estimate a possible loss, or range of possible loss, if any, at this time.

On July 9, 2013, Anthony Booth, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of Texas, against LINN, Mark E. Ellis, Kolja Rockov and David B. Rottino (the “Booth Action”). On July 18, 2013, the Catherine A. Fisher Trust, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of Texas, against the same defendants (the “Fisher Action”). On July 17, 2013, Don Gentry, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of Texas, against LINN, LinnCo, Mark E. Ellis, Kolja Rockov, David B. Rottino, George A. Alcorn, David D. Dunlap, Terrence S. Jacobs, Michael C. Linn, Joseph P. McCoy, Jeffrey C. Swoveland and the various underwriters for LinnCo’s IPO (the “Gentry Action”) (the Booth Action, Fisher Action, and Gentry Action together, the “Texas Federal Actions”). The Texas Federal Actions each assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 based on allegations that LINN made false or misleading statements relating to its hedging strategy, the cash flow available for distribution to unitholders, and LINN’s production. The Gentry Action asserts additional claims under Sections 11 and 15 of the Securities Act of 1933 (the “Securities Act”) based on alleged misstatements relating to these issues in the prospectus and registration statement for LinnCo’s IPO. On September 23, 2013, the Southern District of Texas entered an order transferring the Texas Federal Actions to the Southern District of New York so that they could be consolidated with the New York Federal Actions, which are described below.

On July 10, 2013, David Adrian Luciano, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of New York, against LINN, LinnCo, Mark E. Ellis, Kolja Rockov, David B. Rottino, George A. Alcorn, David D. Dunlap, Terrence S. Jacobs, Michael C. Linn, Joseph P. McCoy, Jeffrey C. Swoveland and the various underwriters for LinnCo’s IPO (the “Luciano Action”). The Luciano Action asserts claims under Sections 11 and 15 of the Securities Act based on alleged misstatements relating to LINN’s hedging strategy, the cash flow available for distribution to unitholders, and LINN’s energy production in the prospectus and registration statement for LinnCo’s IPO. On July 12, 2013, Frank Donio, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of New York, against LINN, Mark E. Ellis, Kolja Rockov and David B. Rottino (the “Donio Action”). The Donio Action asserts claims under Sections 10(b) and 20(a) of the Exchange Act based on allegations that LINN made false or misleading statements relating to its hedging strategy, the cash flow available for distribution to unitholders, and LINN’s energy production. Several additional class action cases substantially similar to the Luciano Action and the Donio Action were subsequently filed in the Southern District of New York and assigned to the same judge (the Luciano Action, Donio Action, and all similar subsequently filed New York federal class actions together, the “New York Federal Actions”). The Texas Federal Actions and the New York Federal Actions have now been consolidated in the United States District Court for the Southern District of New York. The cases are in their preliminary stages and it is possible that additional similar actions could be filed. As a result, LINN and LinnCo are unable to estimate a possible loss, or range of possible loss, if any.

On July 10, 2013, Judy Mesirov, derivatively on behalf of nominal defendant LINN, filed a shareholder derivative petition against Mark E. Ellis, Kolja Rockov, David B. Rottino, Arden L. Walker, Jr., Charlene A. Ripley, Michael C. Linn, Joseph P. McCoy, George A. Alcorn, Terrence S. Jacobs, David D. Dunlap, Jeffrey C. Swoveland and Linda M. Stephens in the District Court of Harris County, Texas (the “Mesirov Action”). On July 12, 2013, John Peters, derivatively on behalf of nominal defendant LINN, filed a shareholder derivative petition against many of the same defendants in the District Court of Harris County, Texas (the “Peters Action”). On August 26, 2013, Joseph Abdalla, derivatively on behalf of nominal defendant LINN, filed a shareholder derivative petition against many of the same defendants in the District Court of Harris County, Texas (the “Abdalla Action”) (the Mesirov Action, Peters Action, and Abdalla Actions together, the “Texas State Court Derivative Actions”). On August 19, 2013, the Charlote J. Lombardo Trust of 2004, derivatively on behalf of nominal defendant LINN, filed a shareholder derivative petition against many of the same defendants in the United States District Court for the Southern District of Texas (the “Lombardo Action”). On September 30, 2013, the Thelma Feldman Rev. Trust, derivatively on behalf of nominal defendant LINN, filed a shareholder derivative petition against many of the same defendants (the “Feldman Rev. Trust Action”). On October 21, 2013, the Parker Family Trust of 2012, derivatively on behalf of nominal defendant LINN, filed a shareholder derivative petition against many of the same defendants (the “Parker Family Trust Action”) (the Lombardo Action, Feldman Rev. Trust Action and Parker Family Trust Action together, the “Texas Federal Court Derivative Actions”) (the Texas State Court Derivative Action and Texas Federal Court Derivative Actions together, the “Texas Derivative Actions”). The Texas Derivative Actions assert derivative claims on behalf of LINN against the individual defendants for alleged breaches of fiduciary duty, waste of corporate assets, mismanagement, abuse of control and unjust enrichment based on factual allegations similar to those in the Texas Federal Actions and the New York Federal Actions. The cases are in their preliminary stages and it is possible that additional similar actions could be filed in the District Court of Harris County, Texas, or in other jurisdictions. As a result, LINN and LinnCo are unable to estimate a possible loss, or range of possible loss, if any.

BERRY PETROLEUM COMPANY

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following selected historical financial and operating data is derived from Berry’s audited financial statements as of and for each of the years ended December 31, 2008, 2009, 2010, 2011 and 2012 and from Berry’s unaudited condensed financial statements as of and for the nine months ended September 30, 2012 and 2013. The estimated proved reserve data is derived from the reports of DeGolyer and MacNaughton (“D&M”), independent petroleum engineers. This information is not necessarily indicative of future results. You should read this data in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and Berry’s financial statements and notes thereto included in Berry’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and in Berry’s Quarterly Report on Form 10-Q for the three months ended September 30, 2013, which are incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands, except per share, production and per BOE data)	2013	2012	2012	2011	2010	2009	2008
Statements of Operations Data:
Operating Revenues (continuing operations)	$882,137	$718,530	$974,832	$919,558	$676,510	$559,403	$746,632
Net earnings (loss) from continuing operations (1) (2)	121,976	133,040	171,539	(228,063)	82,524	47,224	120,577
Basic net earnings (loss) per share from continuing operations (1) (2)	2.20	2.41	3.11	(4.21)	1.54	1.03	2.67
Diluted net earnings (loss) per share from continuing operations (1) (2)	$2.19	$2.39	$3.09	$(4.21)	$1.52	$1.02	$2.64

Production Data (continuing operations):
Oil production (MBOE)	8,702	7,206	10,026	9,041	7,925	7,186	7,441
Natural gas production (MMcf)	13,655	14,898	19,784	23,907	23,988	20,982	18,323

Operating Data (continuing operations) (per BOE):
Average sales price (3)	$76.73	$71.99	$71.81	$71.59	$53.69	$41.23	$73.64
Operating costs – oil and natural gas production	24.49	19.33	20.43	18.22	15.92	14.62	17.99
Production taxes	2.99	3.10	2.96	2.58	1.93	1.70	2.56
G&A	5.42	5.52	5.39	4.74	4.43	4.61	5.17
DD&A – oil and natural gas production	$19.21	$16.40	$16.95	$16.42	$15.05	$13.10	$11.97

Balance Sheet and Other Data (at period end):
Total assets	$3,553,911	NM	$3,325,402	$2,734,952	$2,838,616	$2,240,135	$2,542,383
Short-term debt (4)	$204,116	NM	—	—	—	—	—
Long-term debt (4)	$1,536,000	NM	1,665,817	1,380,192	1,108,965	1,008,544	1,131,800
Dividends per share	$0.24	NM	$0.32	$0.31	$0.30	$0.30	$0.30

Cash Flow Data:
Cash flow from operations	$405,306	$391,616	$501,439	$455,899	$367,237	$212,576	$409,569
Development and exploration of oil and natural gas properties	(445,645)	(524,036)	675,951	527,112	310,139	134,946	397,601
Property acquisitions	$(3,367)	$(75,706)	$78,313	$158,090	$334,409	$13,497	$667,996

Estimated proved reserves: (5)
Natural gas (MMcf)			425,519	534,279	630,192	632,178	724,135
Oil (MBOE)			204,208	185,880	166,181	129,940	125,251
Total (MBOE)			275,129	274,926	271,213	235,303	245,940

NM refers to “not meaningful.”

(1)	In 2011, Berry recorded an impairment of $625 million related to its east Texas natural gas assets, largely due to the impact of lower natural gas prices.
(2)

Due to the volatility of commodity prices, the estimated fair value of Berry’s commodity derivative instruments is subject to fluctuations. As a result, since discontinuing hedge accounting on January 1, 2010, Berry may recognize in earnings significant unrealized gains and losses (non-cash charges in fair value) on commodity derivative instruments from period to period.

(3)	Excludes all effects of derivatives.
(4)

Berry’s 10.25% senior notes due 2014 (the “2014 Notes”) are scheduled to mature on June 1, 2014. As a result, all $205.3 million aggregate principal amount of the 2014 Notes is classified as a current obligation on Berry’s Consolidated Balance Sheet as of September 30, 2013. Berry’s ability to repay or refinance the $205.3 million aggregate principal amount of its 2014 Notes is subject to restrictions contained in the merger agreement. While Berry has not yet determined how it will repay or refinance the 2014 Notes, it may do so through multiple methods which it may pursue separately or in combination, including, (i) issuing new debt or equity securities and (ii) borrowings under Berry’s credit facility. Although Berry believes it will be able to complete a refinancing transaction prior to the maturity of the 2014 Notes, if Berry is unable to complete a refinancing of its 2014 Notes or otherwise repay such debt, it would be in default under the indenture governing the 2014 Notes, which would also cause Berry to be in default under its credit facility and the indentures governing its other senior notes, and would result in indebtedness outstanding under those agreements to be declared immediately due and payable. In addition, failure to comply with any of the indentures or covenants under Berry’s senior notes and credit facility could adversely affect its ability to fund ongoing operations and future capital expenditures, as well as the ability to pay distributions to Berry shareholders.

(5)

Estimated proved reserves were calculated in accordance with SEC rules, which provide for estimated proved reserves to be based on a twelve-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the twelve-month period prior to the end of the reporting period, excluding escalations based upon future conditions. In addition, the SEC generally requires that reserves classified as proved undeveloped be capable of conversion into proved developed within five years of classification unless specific circumstances justify a longer time.

LINNCO, LLC

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following selected historical financial and operating data is derived from LinnCo’s audited financial statements for the period from April 30, 2012 (inception) to December 31, 2012 and as of December 31, 2012 and from LinnCo’s unaudited financial statements as of and for the nine months ended September 30, 2013. These historical results are not necessarily indicative of results that you can expect for any future period. The following table should be read together with, and is qualified in its entirety by reference to, LinnCo’s historical audited financial statements and unaudited financial statements that are included elsewhere in this joint proxy statement/prospectus. The table also should be read together with “Additional Information About LinnCo, LLC—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	At or for the Nine Months Ended September 30, 2013	At or for the Period From April 30, 2012 (Inception) to December 31, 2012
	(in thousands, except per share amounts)
Statement of operations data:
Equity income from investment in Linn Energy, LLC	$36,024	$34,411
General and administrative expenses	(14,933)	(1,230)
Income tax expense	(6,572)	(12,528)
Net income	$14,519	$20,653
Net income per share, basic and diluted	0.42	1.92
Dividends declared per share	2.16	0.71
Weighted average shares outstanding	34,788	10,747

Cash flow data:
Net cash provided by (used in):
Operating activities	$75,656	$25,221
Investing activities	—	(1,212,627)
Financing activities	(75,134)	1,187,929

Balance sheet data:
Total assets	$1,189,841	$1,222,340

LINN ENERGY, LLC

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following selected historical financial and operating data is derived from LINN’s audited financial statements as of and for each of the years ended December 31, 2008, 2009, 2010, 2011 and 2012 and from LINN’s unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2012 and 2013. These historical results are not necessarily indicative of results that you can expect for any future period. The following table should be read together with, and is qualified in its entirety by reference to, LINN’s historical audited financial statements and unaudited condensed consolidated financial statements that are included elsewhere in this joint proxy statement/prospectus. The table also should be read together with “Additional Information About Linn Energy, LLC—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Because of rapid growth through acquisitions and development of properties, LINN’s historical results of operations and period-to-period comparisons of these results and certain other financial data may not be meaningful or indicative of future results. The results of LINN’s Appalachian Basin and Mid Atlantic Well Service, Inc. operations, which were disposed of in 2008, are classified as discontinued operations for the years ended December 31, 2008, and December 31, 2009. Unless otherwise indicated, results of operations information presented herein relates only to continuing operations.

	At or for the Nine Months Ended September 30,		At or for the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(in thousands, except per unit amounts)
Statement of operations data:
Oil, natural gas and natural gas liquids sales	$1,488,610	$1,140,204	$1,601,180	$1,162,037	$690,054	$408,219	$755,644
Gains (losses) on oil and natural gas derivatives	154,432	30,273	124,762	449,940	75,211	(141,374)	662,782
Depreciation, depletion and amortization	604,962	428,477	606,150	334,084	238,532	201,782	194,093
Interest expense, net of amounts capitalized	308,012	277,606	379,937	259,725	193,510	92,701	94,517
Income (loss) from continuing operations	93,212	(199,121)	(386,616)	438,439	(114,288)	(295,841)	825,657
Income (loss) from discontinued operations, net of taxes (1)	—	—	—	—	—	(2,351)	173,959
Net income (loss)	$93,212	$(199,121)	$(386,616)	438,439	(114,288)	(298,192)	999,616
Income (loss) per unit – continuing operations:
Basic	0.38	(1.04)	(1.92)	2.52	(0.80)	(2.48)	7.18
Diluted	0.38	(1.04)	(1.92)	2.51	(0.80)	(2.48)	7.18
Income (loss) per unit – discontinued operations:
Basic	—	—	—	—	—	(0.02)	1.52
Diluted	—	—	—	—	—	(0.02)	1.52
Net income (loss) per unit:
Basic	0.38	(1.04)	(1.92)	2.52	(0.80)	(2.50)	8.70
Diluted	0.38	(1.04)	(1.92)	2.51	(0.80)	(2.50)	8.70
Distributions declared per unit	2.175	2.14	2.865	2.70	2.55	2.52	2.52
Weighted average units outstanding	233,393	196,152	203,775	172,004	142,535	119,307	114,140

Cash flow data:
Net cash provided by (used in):
Operating activities (2)	$940,511	$144,431	$350,907	$518,706	$270,918	$426,804	$179,515
Investing activities	(827,165)	(3,234,779)	(3,684,829)	(2,130,360)	(1,581,408)	(282,273)	(35,550)
Financing activities	(87,109)	3,090,388	3,334,051	1,376,767	1,524,260	(150,968)	(116,738)

	At or for the Nine Months Ended September 30,	At or for the Year Ended December 31,
	2013	2012	2011	2010	2009	2008
	(in thousands, except per unit amounts)

Balance sheet data:
Total assets	$11,572,758	$11,451,238	$7,928,854	$5,933,148	$4,340,256	$4,722,020
Long-term debt	6,512,873	6,037,817	3,993,657	2,742,902	1,588,831	1,653,568
Unitholders’ capital	4,040,158	4,427,180	3,428,910	2,788,216	2,452,004	2,760,686

(1)	Includes gains (losses) on sale of assets, net of taxes.
(2)

Net of payments made for commodity derivative premiums of approximately $583 million, $134 million, $120 million, $94 million and $130 million for the years ended December 31, 2012, December 31, 2011, December 31, 2010, December 31, 2009, and December 31, 2008, respectively. No payments were made for commodity derivative premiums for the nine months ended September 30, 2013.

The following table presents summary unaudited operating data with respect to LINN’s production and sales of oil and natural gas for the periods presented and summary information with respect to LINN’s estimated proved oil and natural gas reserves at year-end. D&M, independent petroleum engineers, provided the estimates of LINN’s proved oil and natural gas reserves as of December 31, 2008, 2009, 2010, 2011 and 2012.

	At or for the Nine Months Ended September 30,		At or for the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Production data:
Average daily production – continuing operations:
Natural gas (MMcf/d)	443	318	349	175	137	125	124
Oil (MBbls/d)	31.4	28.4	29.2	21.5	13.1	9.0	8.6
NGL (MBbls/d)	28.0	23.2	24.5	10.8	8.3	6.5	6.2
Total (MMcfe/d)	800	628	671	369	265	218	212
Average daily production – discontinued operations:
Total (MMcfe/d)	—	—	—	—	—	—	12

Estimated proved reserves: (3)
Natural gas (Bcf)			2,571	1,675	1,233	774	851
Oil (MMBbls)			191	189	156	102	84
NGL (MMBbls)			179	94	71	54	51
Total (Bcfe)			4,796	3,370	2,597	1,712	1,660

(3)

In accordance with SEC regulations, reserves at December 31, 2012, December 31, 2011, December 31, 2010, and December 31, 2009, were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, excluding escalations based upon future conditions. In accordance with SEC regulations, reserves at December 31, 2008, were estimated using year-end prices. The price used to estimate reserves is held constant over the life of the reserves.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The acquisition of Berry will be accounted for under the acquisition method of accounting for business combinations in accordance with U.S. generally accepted accounting principles (“GAAP”). Under the acquisition method of accounting, the assets acquired and liabilities assumed from Berry will be recorded as of the acquisition date at their respective fair values. LinnCo’s contribution of Berry to LINN will be accounted for as a sale by LinnCo.

The pro forma financial information does not give effect to the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies, or any other synergies that may result from the transactions and changes in commodity and share prices.

The summary selected unaudited pro forma condensed combined financial information has been prepared for informational purposes only and does not purport to represent what the actual results of operations or the financial position of LinnCo or LINN would have been had the transactions, the Green River Acquisition and the Hugoton Acquisition been completed as of the dates assumed, nor is this information necessarily indicative of future consolidated results of operations or financial position. The following information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and the related notes included in this joint proxy statement/prospectus.

LinnCo:

The unaudited pro forma condensed combined balance sheet gives effect to the acquisition of Berry as if the transactions had been completed as of September 30, 2013. The unaudited pro forma condensed combined statement of operations gives effect to the acquisition of Berry as if the transactions had been completed as of April 30, 2012 (the date of LinnCo’s inception).

	At or for the Nine Months Ended September 30, 2013	For the Year Ended December 31, 2012
	(in thousands, except per share amounts)
Statement of operations data:
Equity income from investment in Linn Energy, LLC	$98,070	$18,969
Expenses	1,694	1,230
Income tax expense	35,180	6,660
Net income	61,196	11,079
Net income per share, basic and diluted	$0.48	$0.11
Weighted average shares outstanding, basic and diluted	128,393	104,352
Balance sheet data:
Total assets	$4,076,308
Total liabilities	858,627
Shareholders’ equity	3,217,681

LINN:

The unaudited pro forma condensed combined balance sheet gives effect to LinnCo’s contribution of Berry to LINN as if the transactions had been completed as of September 30, 2013. The unaudited pro forma condensed combined statement of operations gives effect to (i) LinnCo’s contribution of Berry to LINN as if the transactions had been completed as of January 1, 2012, and (ii) LINN’s acquisitions of certain oil and natural gas properties located in the Green River Basin area of southwest Wyoming in July 2012 (the “Green River Acquisition”) and in the Hugoton Basin area of southwestern Kansas in March 2012 (the “Hugoton Acquisition”), as if they had been completed as of January 1, 2012.

	At or for the Nine Months Ended September 30, 2013	For the Year Ended December 31, 2012
	(in thousands, except per unit amounts)
Statement of operations data:
Oil, natural gas and natural gas liquids sales	$2,336,280	$2,701,821
Gains on oil and natural gas derivatives	135,453	197,953
Depreciation, depletion and amortization	866,314	959,878
Interest expense, net of amounts capitalized	377,655	489,168
Net income (loss)	250,995	(183,014)
Net income (loss) per unit, basic	0.75	(0.62)
Net income (loss) per unit, diluted	$0.75	$(0.62)
Weighted average units outstanding, basic	329,770	300,152
Weighted average units outstanding, diluted	330,142	300,152
Balance sheet data:
Cash and cash equivalents	$51,535
Total assets	16,677,812
Long-term debt	8,074,757
Unitholders’ capital	6,985,024

UNAUDITED COMPARATIVE PER SHARE DATA

The following tables set forth certain historical, pro forma and pro forma equivalent per share financial information for LinnCo common shares, LINN units and Berry common stock.

LinnCo:

The pro forma and pro forma-equivalent per share information gives effect to the transactions as if the transactions had been completed as of the dates presented, in the case of the book value data, and as if the transactions had been completed as of April 30, 2012 (the date of LinnCo’s inception), in the case of the net income and dividends declared data.

LINN:

The pro forma and pro forma-equivalent per share information gives effect to the transactions as if the transactions had been completed as of the dates presented, in the case of the book value data, and as if the transactions had been completed as of January 1, 2012, and the Green River and Hugoton Acquisitions had been completed as of January 1, 2012, in the case of the net income and distributions declared data.

The pro forma data in the tables assumes that the transactions are accounted for using the acquisition method of accounting and represents a current estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets acquired and liabilities assumed from Berry at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. See “Accounting Treatment.” The information in the following table is based on, and should be read together with, the Berry audited financial statements and related notes incorporated by reference in this joint proxy statement/prospectus, the LinnCo and LINN audited financial statements and related notes included elsewhere in this joint proxy statement/prospectus and the unaudited pro forma condensed combined financial statements included under “Unaudited Pro Forma Condensed Combined Financial Information.” See “Where You Can Find More Information.”

The pro forma information set forth below, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the possible impact on the combined company that may result as a consequence of the transactions and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had Berry and LINN been combined during these periods. The Comparative Per Share Data Table for the year ended December 31, 2012 combines the historical income per share data of Berry and its subsidiaries and LINN and its subsidiaries giving effect to the transactions as if the transactions had been completed as of January 1, 2012, and the Green River and Hugoton Acquisitions had been completed as of January 1, 2012, using the acquisition method of accounting. Upon completion of the transactions, the operating results of Berry will be reflected in the consolidated financial statements of LINN on a prospective basis.

LinnCo:

	LinnCo Historical	Berry Historical	Pro Forma		Pro Forma Equivalent Berry (a)
Net income for the nine months ended September 30, 2013:
Basic	$0.42	$2.20	$0.48		$0.81
Diluted	0.42	2.19	0.48		0.81
Net income for the period from April 30, 2012 (LinnCo’s inception) to December 31, 2012:
Basic	1.92	NM	0.11		0.18
Diluted	1.92	NM	0.11		0.18
Dividends declared:
During the nine months ended September 30, 2013	2.16	0.24	2.16	(b)	3.63
Book Value:
As of September 30, 2013	33.44	20.81	25.06		42.10

NM refers to “not meaningful.”

(a)	The equivalent Berry amounts are calculated by multiplying the pro forma amounts by the exchange ratio of 1.68.
(b)	Pro forma dividends per share are based solely on historical dividends for LinnCo.

LINN:

	LINN Historical	Berry Historical	Pro Forma		Pro Forma Equivalent Berry (a)
Net income for the nine months ended September 30, 2013:
Basic	$0.38	$2.20	$0.75		$1.26
Diluted	0.38	2.19	0.75		1.26
Net income (loss) for the year ended December 31, 2012:
Basic	(1.92)	3.11	(0.62)		(1.04)
Diluted	(1.92)	3.09	(0.62)		(1.04)
Distributions declared:
During the nine months ended September 30, 2013	2.175	0.24	2.175	(b)	3.65
Book Value:
As of September 30, 2013	17.18	20.81	21.07		35.40

(a)	The equivalent Berry amounts are calculated by multiplying the pro forma amounts by the exchange ratio of 1.68.
(b)	Pro forma distributions per unit are based solely on historical distributions for LINN.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Shares of Berry Class A common stock are listed on the NYSE, and LinnCo common shares are listed on the NASDAQ. The following table sets forth the high and low closing sales prices of Berry Class A common stock as reported on the NYSE and LinnCo common shares as reported on the NASDAQ, and the cash dividends declared per share for the periods indicated.

	LinnCo Common Shares				Berry Class A Common Stock
	High	Low	Dividend		High	Low	Dividend
2013
Fourth Quarter (through November 4, 2013)	$33.36	$29.00	—		$51.72	$42.85	—
Third Quarter	$37.07	$25.18	$0.725	(1)(2)	$45.08	$39.86	$0.08
Second Quarter	$42.84	$34.84	$0.725	(1)(3)	$48.59	$42.16	$0.08
First Quarter	$40.16	$36.66	$0.71		$47.63	$34.56	$0.08

2012
Fourth Quarter (4)	$39.48	$35.27	$0.71		$42.18	$30.21	$0.08
Third Quarter	—	—	—		$43.25	$35.45	$0.08
Second Quarter	—	—	—		$49.27	$31.93	$0.08
First Quarter	—	—	—		$57.20	$42.55	$0.08

2011
Fourth Quarter	—	—	—		$47.92	$30.62	$0.08
Third Quarter	—	—	—		$61.17	$36.53	$0.08
Second Quarter	—	—	—		$53.76	$44.13	$0.075
First Quarter	—	—	—		$52.32	$42.61	$0.075

(1)

In April 2013, LINN’s and LinnCo’s boards of directors approved a change in the distribution and dividend policy that provides a distribution and dividend with respect to any quarter may be made, at the discretion of the boards of directors, (i) within 45 days following the end of each quarter or (ii) in three equal installments within 15, 45 and 75 days following the end of each quarter. The first monthly dividend was paid by LinnCo in July 2013.

(2)	With respect to the third quarter 2013, LinnCo paid the first monthly dividend in the amount of $0.2416 per share in October 2013.
(3)

With respect to the second quarter 2013, LinnCo paid the first monthly dividend in the amount of $0.2416 per share in July 2013, the second monthly dividend in the amount of $0.2416 per share in August 2013 and the third monthly dividend in the amount of $0.2416 per share in September 2013.

(4)	From October 12, 2012, the day LinnCo common shares began trading on the NASDAQ.

On November 1, 2013, the last full trading day before the public announcement of the amendment to the merger agreement, the high and low sales prices of LinnCo common shares as reported on the NASDAQ were $34.37 and $30.30, respectively. On                     , the last practicable date before the date of this joint proxy statement/prospectus, the high and low sale prices of LinnCo common shares as reported on the NASDAQ were $         and $        , respectively.

On November 1, 2013, the last full trading day before the public announcement of the amendment to the merger agreement, the high and low sales prices of shares of Berry Class A common stock as reported on NYSE were $48.92 and $46.78, respectively. On                     , the last practicable date before the date of this joint proxy statement/prospectus, the high and low sale prices of shares of Berry Class A common stock as reported on the NYSE were $         and $        , respectively.

Berry stockholders and LinnCo shareholders are advised to obtain current market quotations for Berry common stock and LinnCo common shares. The market price of Berry common stock and LinnCo common shares will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger. No assurance can be given concerning the market price of Berry common stock or LinnCo common shares before or after the effective date of the merger.

RISK FACTORS

In addition to the other information included or incorporated by reference into this document, including the matters under the caption “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for the proposals set forth in this joint proxy statement/prospectus. In addition, you should read and consider the risks associated with each of the businesses of Berry, LinnCo and LINN because these risks will also affect LinnCo and LINN after the transactions. With respect to Berry, these risks can be found in Berry’s Annual Report on Form 10-K for the year ended December 31, 2012, as updated by subsequent filings with the SEC and are incorporated by reference into this document. Because LinnCo’s only significant assets are the units issued by LINN, its success is dependent solely upon the operation and management of LINN and its resulting performance. Because the risk factors that affect LINN also affect LinnCo, you should carefully consider the risks under the caption “—Risks Relating to LINN’s Business” below. For further information regarding the documents incorporated into this document by reference, see “Where You Can Find More Information.” In addition, definitions for certain terms relating to the oil and natural gas business can be found in “Glossary of Certain Oil and Natural Gas Terms.”

Risks Inherent in an Investment in LinnCo

LinnCo’s cash flow consists exclusively of distributions from LINN.

LinnCo’s only significant assets are LINN units representing limited liability company interests in LINN that it owns. Its cash flow is, therefore, completely dependent upon the ability of LINN to make distributions to its unitholders. The amount of cash that LINN can distribute to its unitholders, including LinnCo, each quarter principally depends upon the amount of cash it generates from its operations, which will fluctuate from quarter to quarter based on, among other things:

•	produced volumes of oil, natural gas and NGL;

•	prices at which oil, natural gas and NGL production is sold;

•	level of its operating costs;

•	payment of interest, which depends on the amount of its indebtedness and the interest payable thereon; and

•	level of its capital expenditures.

In addition, the actual amount of cash that LINN will have available for distribution will depend on other factors, some of which are beyond its control, including:

•	availability of borrowings on acceptable terms under LINN’s Fifth Amended and Restated Credit Agreement (the “Credit Facility”) to pay distributions;

•	the costs of acquisitions, if any;

•	fluctuations in its working capital needs;

•	timing and collectability of receivables;

•

restrictions on distributions contained in the Credit Facility and the indentures governing LINN’s 6.25% senior notes due November 2019 (the “November 2019 Senior Notes”), the 6.5% senior notes due May 2019 (the “May 2019 Senior Notes”), the 8.625% senior notes due 2020 (the “2020 Senior Notes”), the 7.75% senior notes due 2021 (the “2021 Senior Notes”), the 11.75% senior notes due 2017 (the “2017 Senior Notes”) and the 9.875% senior notes due 2018 (the “2018 Senior Notes” and, together with the 2017 Senior Notes, the “Original Senior Notes,” and the Original Senior Notes together with the November 2019 Senior Notes, the May 2019 Senior Notes, the 2020 Senior Notes and the 2021 Senior Notes, the “Senior Notes”);

•	prevailing economic conditions;

•	access to credit or capital markets; and

•	the amount of cash reserves established by the LINN board of directors for the proper conduct of its business.

Because of these factors, LINN may not have sufficient available cash each quarter to pay a distribution at the current level or at all. Furthermore, the amount of cash that LINN has available for distribution depends primarily upon its cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which will be affected by noncash items. As a result, LINN may be able to make cash distributions during periods when it records net losses and may not be able to make cash distributions during periods when it records net income. For a discussion of risks relating to LINN’s business, including factors that could cause LINN to have insufficient cash to make distributions, please read “—Risks Relating to LINN’s Business.”

LinnCo will incur corporate income tax liabilities on income allocated to LinnCo by LINN with respect to LINN units it owns, which may be substantial.

LinnCo is classified as a corporation for U.S. federal income tax purposes and, in most states in which LINN does business, for state income tax purposes. Under current law, LinnCo will be subject to U.S. federal income tax at rates of up to 35% (and a 20% alternative minimum tax in certain cases), and to state income tax at rates that vary from state to state, on the net income allocated to LinnCo by LINN with respect to the LINN units it owns. The amount of cash available for distribution to shareholders will be reduced by the amount of any such income taxes payable by LinnCo for which it establishes reserves.

The amount of income taxes payable by LinnCo depends on a number of factors, including LINN’s earnings from its operations, the amount of those earnings allocated to LinnCo and the amount of distributions paid to LinnCo by LINN. LinnCo’s income tax liabilities could be substantial if any of the following occurs:

•	LINN significantly decreases its drilling activity;

•	an issuance of significant additional units by LINN without a corresponding increase in the aggregate tax deductions generated by LINN;

•	proposed legislation is enacted that eliminates or limits the current deduction of intangible drilling costs and other tax incentives to the oil and natural gas industry; or

•	there is a significant increase in oil and natural gas prices.

In addition, distributions that LinnCo receives with respect to its LINN units in excess of the net income allocated to LinnCo by LINN with respect to those units will decrease LinnCo’s tax basis in those units. When LinnCo’s tax basis in the LINN units is reduced to zero and any losses or other carryovers are fully utilized, the distributions LinnCo receives from LINN in excess of net income allocated to LinnCo by LINN will be fully taxable to LinnCo.

Furthermore, if the assumptions LinnCo used to estimate income taxes are incorrect, LinnCo’s income tax liabilities could be substantially higher than estimated and its dividends could be substantially lower than the distributions on LINN units.

Under the contribution agreement, at the end of each calendar year 2013, 2014 and 2015, LINN and LinnCo will work in good faith to evaluate whether, in addition to any distribution to which LinnCo is entitled with respect to its LINN units, LINN will make one or more special distributions to LinnCo solely out of funds available to make “operating cash flow distributions” (as such term is defined in Treasury Regulations Section 1.707-4(b)(2)) to reasonably compensate LinnCo for the actual increase in tax liability to LinnCo, if any, resulting from the allocation of depreciation, depletion and amortization and other cost recovery deductions using the “remedial allocation method” pursuant to Treasury Regulations Section 1.704-3(d), with respect to the assets acquired in the Contribution. Taking into account the increased ownership of LINN by LinnCo because of the increased number of LINN units to be issued to LinnCo due to the increased exchange ratio of 1.68 LinnCo common shares for each share of Berry common stock and based on current projections and assumptions, the transaction is not currently expected to give rise to any additional tax liability for LinnCo for the next three years over and above LinnCo’s previously disclosed estimates.

LinnCo’s deferred income tax liability for financial accounting purposes will be required to be adjusted to account for the transactions. After giving effect to the transactions as if they occurred on September 30, 2013, LinnCo’s pro forma deferred income tax liability as of September 30, 2013 would have been approximately $851 million. Upon closing of the transactions, LinnCo will recognize the deferred income tax liability as a loss in its statement of operations. If LinnCo were to sell or otherwise liquidate the LINN units acquired, the deferred tax liability of $851 million would be payable.

Changes to current U.S. federal income tax laws may affect LinnCo’s ability to claim certain tax deductions.

Substantive changes to the existing U.S. federal income tax laws have been proposed that, if adopted, would affect, among other things, LinnCo’s ability to claim certain deductions related to LINN’s operations, including deductions for intangible drilling costs and percentage depletion and deductions for costs associated with U.S. production activities. LinnCo is unable to predict whether any changes, or other proposals to such laws, ultimately will be enacted. Any such changes could negatively impact the value of an investment in LinnCo common shares.

LinnCo common shareholders are only able to indirectly vote on matters on which LINN unitholders are entitled to vote, and LinnCo common shareholders are not entitled to vote to elect LinnCo directors.

LinnCo common shareholders are only able to indirectly vote on matters on which LINN unitholders are entitled to vote, and LinnCo common shareholders are not entitled to vote to elect LinnCo directors. Therefore, LinnCo common shareholders will only be able to indirectly influence the management and board of directors of LINN, and will not be able to directly influence or change LinnCo’s management or board of directors. If LinnCo common shareholders are dissatisfied with the performance of LinnCo’s directors, they will have no ability to remove the directors and have no right on an annual or ongoing basis to elect the LinnCo board of directors. Rather, the LinnCo board of directors is appointed by the holder of LinnCo’s voting share, which is LINN. LinnCo’s limited liability company agreement also contains provisions limiting the ability of holders of its common shares to call meetings or to obtain information about its operations, as well as other provisions limiting the ability of holders of its common shares to influence the manner or direction of management.

LINN may issue additional units without LinnCo shareholder approval or other classes of units, and LinnCo may issue additional shares, which would dilute LinnCo’s direct and LinnCo common shareholders’ indirect ownership interest in LINN and LinnCo shareholders’ ownership interest in LinnCo.

LINN’s limited liability company agreement does not limit the number of additional limited liability company interests, including interests that rank senior to the LINN units, that it may issue at any time without the approval of its unitholders. The issuance by LINN of additional units or other equity securities of equal or senior rank will have the following effects:

•	LinnCo’s proportionate ownership interest in LINN will decrease;

•	the amount of cash available for distribution on each LINN unit may decrease, resulting in a decrease in the amount of cash available to pay dividends to LinnCo common shareholders;

•	the relative voting strength of each previously outstanding unit, including the LINN units that LinnCo holds and votes in accordance with the vote of its common shareholders, will be diminished; and

•	the market price of the LINN units may decline, resulting in a decline in the market price of LinnCo common shares.

In addition, LinnCo’s limited liability company agreement does not limit the number of additional shares that it may issue at any time without shareholder approval. The issuance by LinnCo of additional shares will have the following effects:

•	a LinnCo shareholder’s proportionate ownership interest in LinnCo will decrease;

•	the relative voting strength of each previously outstanding share shareholders own will be diminished; and

•	the market price of LinnCo common shares may decline.

LinnCo shareholders’ common shares are subject to limited call rights that could result in them having to involuntarily sell their shares at a time or price that may be undesirable. Shareholders who are not “Eligible Holders” will not be entitled to receive distributions on or allocations of income or loss on their shares and their shares will be subject to redemption.

If LINN or any of its affiliates owns 80% or more of LinnCo’s outstanding common shares, LINN has the right, which it may assign to any of its affiliates, to purchase all of LinnCo’s remaining outstanding common shares, at a purchase price not less than the greater of the then-current market price of LinnCo common shares and the highest price paid for LinnCo common shares by LINN or one of its affiliates during the prior 90 days. If LINN exercises any of its rights to purchase LinnCo common shares, common shareholders may be required to sell their shares at a time or price that may be undesirable, and common shareholders could receive less than they paid for their shares. Any sale of LinnCo common shares, to LINN or otherwise, for cash will be a taxable transaction to the owner of the shares sold. Accordingly, a gain or loss will be recognized on the sale equal to the difference between the cash received and the owner’s tax basis in the shares sold.

In addition, if at any time a person owns more than 90% of the outstanding LINN units, such person may elect to purchase all, but not less than all, of the remaining outstanding LINN units at a price equal to the higher of the current market price (as defined in LINN’s limited liability company agreement) and the highest price paid by such person or any of its affiliates for any LINN units purchased during the 90-day period preceding the date notice was mailed to the LINN unitholders informing them of such election. In this case, LinnCo will be required to tender all of its outstanding LINN units and distribute the cash it receives, net of income taxes payable by it, to its shareholders. Following such distribution, LinnCo will dissolve and wind up its affairs. Thus, upon the election of a holder of 90% of the outstanding LINN units, common shareholders may receive a distribution that is effectively less than the price at which they would prefer to sell their shares.

In order to comply with U.S. laws with respect to the ownership of interests in oil and gas leases on federal lands, LinnCo has adopted certain requirements regarding those investors who may own LinnCo common shares. As used herein, an Eligible Holder means a person or entity qualified to hold an interest in oil and gas leases on federal lands. As of the date hereof, Eligible Holder means: (1) a citizen of the United States; (2) a corporation organized under the laws of the United States or of any state thereof; or (3) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof. For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof and only for so long as the alien is not from a country that the United States federal government regards as denying similar privileges to citizens or corporations of the United States. Common shareholders who are not persons or entities who meet the requirements to be an Eligible Holder will not be entitled to receive distributions in kind on their shares in a liquidation and they run the risk of having their shares redeemed by LinnCo at the then-current market price.

The terms of LinnCo common shares may be changed in ways shareholders may not like, because the LinnCo board of directors has the power to change the terms of LinnCo common shares in ways the LinnCo board of directors determines are not materially adverse to shareholders.

As an owner of LinnCo common shares, shareholders may not like the changes made to the terms of the LinnCo common shares, if any, and shareholders may disagree with the LinnCo board of directors’ decision that the changes are not materially adverse to a shareholder. LinnCo common shareholders’ recourse if they disagree is limited because LinnCo’s limited liability company agreement gives broad latitude and discretion to the LinnCo board of directors and limits the fiduciary duties that LinnCo’s officers and directors otherwise would owe to shareholders.

LinnCo’s limited liability company agreement limits the fiduciary duties owed by LinnCo’s officers and directors to its shareholders, and LINN’s limited liability company agreement limits the fiduciary duties owed by LINN’s officers and directors to its unitholders, including LinnCo.

LinnCo’s limited liability company agreement has modified, waived and limited the fiduciary duties of LinnCo’s directors and officers that would otherwise apply at law or in equity and replaced such duties with a contractual duty requiring LinnCo’s directors and officers to act in good faith. For purposes of LinnCo’s limited liability company agreement, a person will be deemed to have acted in good faith if the person subjectively believes that the action or omission of action is in, or not opposed to, the best interests of LinnCo. In addition, any action or omission will be deemed to be in, or not opposed to, the best interests of LinnCo and its shareholders if the person making the determination subjectively believes that such action or omission of action is in, or not opposed to, the best interest of LINN and all its unitholders, taken together, and such person may take into account the totality of the relationship between LINN and LinnCo. In addition, when acting in any capacity other than as one of LinnCo’s directors or officers, including when acting in their individual capacities or as officers or directors of LINN or any affiliate of LINN, LinnCo’s directors and officers will not be required to act in good faith and will have no obligation to take into account LinnCo’s interests or the interests of its shareholders.

The above modifications of fiduciary duties are expressly permitted by Delaware law. Thus, LinnCo and its shareholders will only have recourse and be able to seek remedies against the LinnCo board of directors if they breach their obligations pursuant to LinnCo’s limited liability company agreement. Furthermore, even if there has been a breach of the obligations set forth in LinnCo’s limited liability company agreement, that agreement provides that LinnCo’s directors and officers will not be liable to LinnCo or its shareholders, except for acts or omissions not in good faith.

These provisions restrict the remedies available to the LinnCo shareholders for actions that without those limitations might constitute breaches of duty, including fiduciary duties. In addition, LINN’s limited liability company agreement also limits the fiduciary duties owed by LINN’s officers and directors to its unitholders, including LinnCo.

LinnCo’s limited liability company agreement prohibits a shareholder who acquires 15% or more of its shares or voting power with respect to 15% or more of the outstanding LINN units without the approval of the LinnCo board of directors or the LINN board of directors from engaging in a business combination with LinnCo or with LINN for three years. This provision could discourage a change of control of LinnCo or of LINN that LinnCo shareholders may favor, which could negatively affect the price of its shares.

LinnCo’s limited liability company agreement effectively adopts Section 203 of the DGCL. Section 203 of the DGCL as it applies to LinnCo prevents an interested shareholder, defined as a person who owns 15% or more of LinnCo’s outstanding shares or voting power with respect to 15% or more of the outstanding LINN units, from engaging in business combinations with LinnCo or with LINN for three years following the time such person becomes an interested shareholder. Section 203 broadly defines “business combination” to encompass a wide variety of transactions with or caused by an interested shareholder, including mergers, asset sales and other transactions in which the interested shareholder receives a benefit on other than a pro rata basis with other shareholders. This provision of LinnCo’s limited liability company agreement could have an anti-takeover effect with respect to transactions not approved in advance by the LinnCo board of directors, including discouraging takeover attempts that might result in a premium over the market price for its shares or LINN units.

LinnCo common shares may trade at a substantial discount to the trading price of LINN units.

LinnCo cannot predict whether its common shares will trade at a discount or premium to the trading price of LINN units. If LinnCo incurs substantial corporate income tax liabilities on income allocated to LinnCo by LINN with respect to LINN units LinnCo owns, the dividend of cash shareholders receive per share will be substantially less than the per unit distribution of cash that LinnCo receives from LINN. Under the contribution agreement, at the end of each calendar year 2013, 2014 and 2015, LINN and LinnCo will work in good faith to evaluate whether, in addition to any distribution to which LinnCo is entitled with respect to its LINN units, LINN will make one or more special distributions to LinnCo solely out of funds available to make “operating cash flow distributions” (as such term is defined in Treasury Regulations Section 1.707-4(b)(2)) to reasonably compensate LinnCo for the actual increased in tax liability to LinnCo, if any, resulting from the allocation of depreciation, depletion and amortization and other cost recovery deductions using the “remedial allocation method” pursuant to Treasury Regulations Section 1.704-3(d), with respect to the assets acquired in the Contribution. Taking into account the increased ownership of LINN by LinnCo because of the increased number of LINN units to be issued to LinnCo due to the increased exchange ratio of 1.68 LinnCo common shares for each share of Berry common stock and based on current projections and assumptions, the transaction is not currently expected to give rise to any additional tax liability for LinnCo for the next three years over and above LinnCo’s previously disclosed estimates. However, in the event of a merger, tender offer, going private transaction with respect to LINN or sale of all or substantially all of LinnCo’s assets, the net proceeds shareholders receive from LinnCo per share may, as a result of its corporate income tax liabilities on such transaction and other factors, be substantially lower than the net proceeds per unit received by a direct LINN unitholder. As a result of these considerations, LinnCo common shares may trade at a substantial discount to the trading price of LINN units.

LinnCo is a “controlled company” within the meaning of the NASDAQ rules and relies on exemptions from various corporate governance requirements.

LinnCo common shares are listed on the NASDAQ. A company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” within the meaning of the NASDAQ rules. A “controlled company” may elect not to comply with various corporate governance requirements of the NASDAQ, including the requirement that a majority of its board of directors consist of independent directors, the requirement that its nominating and governance committee consist of all independent directors and the requirement that its compensation committee consist of all independent directors.

LinnCo is a “controlled company” since LINN holds the sole voting share and has the sole power to elect the LinnCo board of directors. Because LinnCo relies on certain of the “controlled company” exemptions and does not have a compensation committee or a nominating and corporate governance committee, LinnCo common shareholders may not have the same corporate governance advantages afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NASDAQ.

Risks Relating to the Merger

The exchange ratio is fixed and will not be adjusted in the event of any change in either LinnCo’s share price or Berry’s stock price.

Upon the consummation of the merger, each share of Berry common stock will be converted into the right to receive 1.68 LinnCo common shares, with cash paid in lieu of fractional shares. This exchange ratio was fixed in the merger agreement and will not be adjusted for changes in the market price of either LinnCo common shares or Berry common stock. Changes in the price of LinnCo common shares prior to the merger will affect the market value of the merger consideration that the Berry stockholders will receive on the date of the merger. Stock price changes may result from a variety of factors (many of which are beyond the control of Berry, LinnCo and LINN), including the following factors:

•	market reaction to the announcement of the merger and the prospects of the combined company;

•	changes in Berry’s, LinnCo’s and LINN’s respective businesses, operations, assets, liabilities and prospects;

•	changes in market assessments of the business, operations, financial position and prospects of Berry, LinnCo or LINN;

•	market assessments of the likelihood that the merger will be completed;

•	interest rates, general market and economic conditions and other factors generally affecting the price of LinnCo common shares and Berry common stock;

•	the status of LINN’s SEC inquiry and litigation;

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which Berry, LinnCo and LINN operate; and

•	other factors beyond the control of Berry, LinnCo and LINN, including those described or referred to elsewhere in this “Risk Factors” section.

The price of LinnCo common shares at the closing of the merger may vary from its price on the date the merger agreement was executed, on the date of this joint proxy statement/prospectus and on the date of the Berry special meeting and the LinnCo annual meeting. As a result, the market value of the merger consideration represented by the exchange ratio will also vary. For example, based on the range of closing prices of LinnCo common shares during the period from November 1, 2013, the last day of trading before public announcement of the amendment to the merger agreement, through                     , 2013, the latest practicable date before the date of this joint proxy statement/prospectus, the exchange ratio of 1.68 LinnCo common shares represented a market value ranging from a low of $         to a high of $        .

Because the merger will be completed after the dates of the Berry special meeting, the LinnCo annual meeting and the LINN annual meeting at the time of your respective meeting, you will not know the exact market value of the LinnCo common shares that the Berry stockholders will receive upon completion of the merger. You should consider the following two risks:

•

If the price of LinnCo common shares increases between the date the merger agreement was signed or the date of the LinnCo annual meeting and the effective time of the merger, the Berry stockholders will receive LinnCo common shares that have a market value upon completion of the merger that is greater than the market value of such shares calculated pursuant to the exchange ratio when the merger agreement was signed or the date of the LinnCo annual meeting, respectively. Therefore, while the number of LinnCo common shares to be issued per share of Berry common stock is fixed, the LinnCo common shareholders cannot be sure of the market value of the consideration that will be paid to the Berry stockholders upon completion of the merger.

•

If the price of LinnCo common shares declines between the date the merger agreement was signed or the date of the Berry special meeting and the effective time of the merger, including for any of the reasons described above, the Berry stockholders will receive LinnCo common shares that have a market value upon completion of the merger that is less than the market value of such shares calculated pursuant to the exchange ratio on the date the merger agreement was signed or on the date of the Berry special meeting, respectively. Therefore, while the number of LinnCo common shares to be issued per share of Berry common stock is fixed, the Berry stockholders cannot be sure of the market value of the LinnCo common shares they will receive upon completion of the merger or the market value of LinnCo common shares at any time after the completion of the merger.

The merger and related transactions are subject to approval by Berry stockholders, LinnCo shareholders and LINN unitholders.

In order for the merger to be completed, the Berry stockholders must adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement, which requires approval by a majority of the votes entitled to be cast by all outstanding shares of Berry common stock as of the record date for the Berry special meeting. While a vote of the LinnCo common shareholders is not required to approve the merger, the approval of the LinnCo common shareholders is required under NASDAQ Marketplace Rule 5635(a) in order for LinnCo to be authorized to issue LinnCo common shares to the Berry stockholders in connection with the merger. Approval of the issuance of LinnCo common shares to the Berry stockholders under NASDAQ rules requires the affirmative vote of a majority of votes cast by holders of LinnCo common shares at the LinnCo annual meeting. Additionally, the LinnCo common shareholders must approve certain amendments to the limited liability company agreement of LinnCo, which requires the affirmative vote of a majority of outstanding LinnCo voting shares and a majority of outstanding LinnCo common shares, voting as separate classes. In addition, in order for the merger to be completed, the LINN unitholders must approve the issuance of LINN units to LinnCo in connection with the Contribution, which requires the affirmative vote of a majority of the votes cast by holders of LINN units at the LINN annual meeting under NASDAQ Marketplace Rule 5635(a).

LINN may experience difficulties in integrating the Berry business, which could cause the combined company to fail to realize many of the anticipated potential benefits of the merger.

LINN entered into the merger agreement because it believes that the transaction will be beneficial to Berry and its stockholders, LinnCo and its shareholders and LINN and its unitholders. Achieving the anticipated benefits of the transaction will depend in part upon whether LINN is able to integrate the business of Berry in an efficient and effective manner. LINN may not be able to accomplish this integration process smoothly or successfully. The difficulties of integrating Berry’s business with that of LINN potentially will include, among other things, the necessity of coordinating geographically separated organizations and addressing possible differences incorporating cultures and management philosophies, and the integration of certain operations following the transaction, which will require the dedication of significant management resources and which may temporarily distract management’s attention from the day-to-day business of the combined company.

An inability to realize the full extent of the anticipated benefits of the transaction, as well as any delays encountered in the transition process, could have an adverse effect upon the revenues, level of expenses and operating results of LINN after the acquisition of Berry, which may affect the value of LINN units and thus LinnCo common shares after the closing of the merger.

The terms of Berry’s indebtedness may restrict Berry’s ability to make distributions to LINN.

Berry’s credit facility and the indentures governing its outstanding notes contain, and any future indebtedness may also contain, a number of restrictive covenants that impose operating restrictions on Berry, including restrictions on Berry’s ability to make distributions to LINN. Any such restrictions on Berry’s ability to make distributions to LINN would adversely affect LINN’s ability to make distributions to its unitholders, including LinnCo.

Berry stockholders will have reduced ownership and voting interest after the merger and will exercise less influence over management.

Berry stockholders currently have the right to vote in the election of the Berry board of directors and other matters affecting Berry. When the merger occurs, each Berry stockholder that receives LinnCo common shares will become a shareholder of LinnCo with a percentage ownership of the combined organization (including LINN) that is much smaller than such stockholder’s current percentage ownership of Berry. LinnCo shareholders are not entitled to elect the LinnCo board of directors. In addition, LinnCo shareholders have only limited voting rights on matters affecting LinnCo’s business and, therefore, limited ability to influence management’s decisions regarding LinnCo’s business. Because of this, Berry stockholders will have less influence on the management and policies of LinnCo than they now have on the management and policies of Berry.

LinnCo common shares to be received by the Berry stockholders as a result of the merger will have different rights from the Berry common stock.

Upon completion of the merger, Berry stockholders who receive the merger consideration will become LinnCo shareholders and their rights as shareholders will be governed by the certificate of formation and limited liability company agreement of LinnCo. There are important differences between the rights of the Berry stockholders and the rights of the LinnCo shareholders, including that LinnCo shareholders are not entitled to elect the LinnCo board of directors. See “Comparison of Securityholders’ Rights” for a discussion of the different rights associated with LinnCo common shares.

The market price of LinnCo common shares after the merger may be affected by factors different from those affecting the shares of LinnCo or Berry currently.

The businesses of Berry, LinnCo and LINN differ and, accordingly, the results of operations of LINN after the acquisition of Berry and the market price of LinnCo common shares and LINN units after the merger may be affected by factors that differ from those currently affecting the independent results of operations of Berry, LinnCo or LINN. For a discussion of the businesses of Berry, LinnCo and LINN and of certain factors to consider in connection with those businesses, see “Additional Information About LinnCo, LLC” and “Additional Information About Linn Energy, LLC” and the documents incorporated by reference in this document regarding Berry and LINN and referred to under “Where You Can Find More Information.”

The pendency of the merger could adversely affect the business and operations of Berry, LinnCo and LINN.

In connection with the pending merger, some customers or vendors of each of Berry and LINN may delay or defer decisions, which could negatively impact the revenues, earnings, cash flows and expenses of Berry, LinnCo and LINN, regardless of whether the merger is completed. In addition, due to operating covenants in the merger agreement, each of Berry, LinnCo and LINN may be unable, during the pendency of the merger, to pursue certain strategic transactions, undertake certain significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions that are not in the ordinary course of business.

The merger is subject to the receipt of consents and approvals from governmental entities that may impose conditions that could have an adverse effect on LinnCo.

Before the merger may be completed, various waivers, approvals, clearances or consents must be obtained from the FTC, FERC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and other authorities in the United States. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Although Berry and LinnCo do not currently expect that any such conditions or changes will be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of LinnCo and LINN following the merger, any of which might have an adverse effect on LinnCo or LINN following the merger.

Berry executive officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of the Berry stockholders.

Certain members of the Berry board of directors and executive officers of Berry may be deemed to have interests in the merger that are in addition to, or different from, the interests of other Berry stockholders. The

Berry board of directors was aware of these interests and considered them, among other matters, in approving the merger and the merger agreement and in making the recommendations that the Berry stockholders adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement. These interests include:

•

The merger agreement provides for (a) the conversion of options and time-based RSUs held by Berry’s executive officers into corresponding awards with respect to LINN units and (b) the vesting and settlement of all performance-based RSUs held by Berry’s executive officers and all RSUs held by Berry’s non-employee directors for LinnCo common shares;

•

Employment agreements, change-in-control severance agreements and certain equity award agreements with Berry’s executive officers provide for severance benefits (including accelerated vesting of certain equity-based awards) in the event of certain qualifying terminations of employment following the merger; and

•	Berry’s directors and executive officers are entitled to continued indemnification and insurance coverage under indemnification agreements and the merger agreement.

For information concerning these interests, see the discussion under the caption “The Merger—Interests of Berry’s Directors and Executive Officers in the Merger.”

Failure to complete the merger could negatively affect the stock price of Berry, LinnCo and LINN, respectively, and their respective future businesses and financial results.

If the merger is not completed, the ongoing businesses of Berry, LinnCo and LINN may be adversely affected and Berry, LinnCo and LINN will be subject to several risks and consequences, including the following:

•	under the merger agreement, Berry may be required, under certain circumstances, to pay LinnCo a termination fee of $83.7 million or $25.7 million in respect of LinnCo’s expenses;

•	under the merger agreement, LinnCo may be required, under certain circumstances, to pay Berry a termination fee of $83.7 million or $25.7 million in respect of Berry’s expenses;

•	Berry, LinnCo and LINN will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor and printing fees;

•	Berry, LinnCo and LINN would not realize the expected benefits of the merger;

•

under the merger agreement, each of Berry, LinnCo and LINN is subject to certain restrictions on the conduct of its business prior to completing the merger which may adversely affect its ability to execute certain of its business strategies;

•

matters relating to the merger may require substantial commitments of time and resources by Berry, LinnCo and LINN management, which could otherwise have been devoted to other opportunities that may have been beneficial to Berry, LinnCo and LINN as independent companies; and

•

Berry, LinnCo or LINN may be responsible for the net losses resulting from the termination of the derivative transactions entered into by Berry on or after the date of the merger agreement, which net losses could be significant.

In addition, if the merger is not completed, Berry, LinnCo and LINN may experience negative reactions from the financial markets and from their respective customers and employees. Berry, LinnCo and/or LINN also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against Berry, LinnCo or LINN to attempt to force them to perform their respective obligations under the merger agreement.

LinnCo and LINN expect to incur substantial expenses related to the merger.

LinnCo and LINN expect to incur substantial expenses in connection with completing the merger and integrating the business, operations, networks, systems, technologies, policies and procedures of Berry with its own. There are a large number of systems that must be integrated, including billing, management information, purchasing, accounting and finance, sales, payroll and benefits, fixed assets, lease administration and regulatory compliance. Although LinnCo and LINN have assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond their control that could affect the total amount or the timing of integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and integration expenses associated with the merger could, particularly in the near term, exceed the savings that the combined company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the Berry business following the completion of the merger. As a result of these expenses, LinnCo and LINN expect to take charges against their earnings before and after the completion of the merger. The charges taken in connection with the merger are expected to be significant, although the aggregate amount and timing of such charges are uncertain at present.

Following the merger, Berry and LINN may be unable to retain key employees.

The success of LinnCo and LINN after the merger will depend in part upon LINN’s ability to retain key Berry and LINN employees. Key employees may depart either before or after the merger because of issues relating to the uncertainty and difficulty of integration or a desire not to remain following the merger. Accordingly, no assurance can be given that LINN will be able to retain key Berry or LINN employees to the same extent as in the past.

The unaudited pro forma financial statements included in this document are presented for illustrative purposes only and may not be an indication of LinnCo’s or LINN’s financial condition or results of operations following the merger.

The unaudited pro forma financial statements contained in this document are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates, and may not be an indication of LinnCo’s or LINN’s financial condition or results of operations following the merger for several reasons. See “Unaudited Pro Forma Condensed Combined Financial Information.” The actual financial condition and results of operations of LinnCo and LINN following the merger may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect LinnCo’s or LINN’s financial condition or results of operations following the merger. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the price of LinnCo common shares after completion of the merger.

Pending litigation against Berry, LinnCo and LINN could result in an injunction preventing completion of the merger, the payment of damages in the event that the merger is completed and/or may adversely affect the combined company’s business, financial condition or results of operations following the merger.

Purported stockholder class actions have been filed against, among others, Berry, LinnCo, LINN and the members of the Berry board of directors. Multiple actions seek an injunction barring or rescinding the merger and damages in connection with the proposed transactions. If a final settlement is not reached, or if dismissals of these actions are not obtained, these lawsuits could prevent or delay the completion of the merger, and result in substantial costs to Berry, LinnCo and LINN, including costs associated with the indemnification of directors. Additional lawsuits related to the merger may be filed against Berry, LinnCo, LINN and each of their directors. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect the combined company’s business, financial condition or results of operations. See “The Merger—Litigation Relating to the Merger.”

Risks Relating to the SEC Inquiry and Shareholder Litigation

LinnCo and LINN will incur significant costs associated with the pending SEC inquiry and other legal proceedings, and the ultimate outcome of these matters is uncertain.

LinnCo, LINN and LinnCo and LINN’s current and former directors and officers are the subjects of a number of purported class action lawsuits and derivative lawsuits, and there is an ongoing private SEC inquiry regarding LinnCo and LINN. LinnCo and LINN cannot predict the duration, outcome or impact of these pending matters, but the lawsuits could result in judgments against LinnCo and LINN and their respective directors and officers named as defendants. Furthermore, LINN and LinnCo are unable to predict the timing or outcome of the SEC inquiry or estimate the nature or amount of any possible sanction or enforcement action the SEC could seek to impose, which could include fines, penalties, damages, sanctions, administrative remedies and modifications to LinnCo and LINN’s disclosure, accounting and business practices, including a prohibition on specific conduct or a potential restatement of LINN’s or LinnCo’s financial statements, any of which could be material. The SEC inquiry may continue after the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and the closing of the transactions described in this joint proxy statement/prospectus. Furthermore, LinnCo and LINN’s legal expenses incurred in defending the lawsuits and responding to the SEC inquiry have been significant and LinnCo and LINN expect them to continue to be significant in the future. In addition, members of LinnCo and LINN’s senior management have been required to divert significant attention and resources to these matters, reducing the time, attention and resources they have available to devote to managing LinnCo and LINN’s respective businesses. These additional expenses and diversion of attention and resources, along with any reputational issues raised by these lawsuits and inquiry, may materially affect LinnCo and LINN’s businesses and results of operations and consequently LINN’s cash flow. Further, if LINN reduces its distributions to its unitholders, LinnCo’s board of directors will be required by LinnCo’s limited liability company agreement to reduce the cash dividend to LinnCo’s shareholders to be equal to 100% of such distribution, net of reserves for income taxes payable by LinnCo as determined by LinnCo’s board of directors.

LinnCo’s and LINN’s abilities to grow and LINN’s ability to increase cash flow are limited by reduced access to capital markets.

LINN’s business model depends on access to capital markets at an acceptable cost to fund acquisitions and its capital expenditures. Due to uncertainty regarding the timing, duration and subject matter of the SEC’s inquiry and negative press related to such inquiry, LinnCo and LINN are limited in their abilities to access the capital markets. If this situation persists, LINN may not be able to access the capital markets on acceptable terms, or at all, to make acquisitions or fund its capital expenditures necessary to sustain or increase current production, which may reduce its ability to generate higher revenues and consequently its ability to increase cash flow and sustain or increase distributions. Further, if LINN is unable to increase its distributions to its unitholders, LinnCo’s board of directors will be unable to independently increase the cash dividend to LinnCo shareholders because it is required to pay dividends equal to 100% of distributions from LINN, net of reserves for income taxes payable by LinnCo as determined by LinnCo’s board of directors.

Failure to complete or delays in completing LinnCo’s pending merger with Berry could have an adverse impact on LINN’s unit price and LINN’s business.

We expect to complete the merger by January 31, 2014. However, due to the pending SEC inquiry, the timing of LinnCo’s pending merger with Berry is uncertain. If the merger is not completed, or there are delays in completing the merger, LINN’s unit price may decline and its business could be adversely affected and LINN would be subject to a number of risks, including the following:

•

the current trading price of LINN units may reflect a market assumption that the merger will be completed and a failure to complete or delays in completing the merger could result in a further decline in the price of LINN units;

•

LINN may not realize the benefits expected from the merger, including cost savings, increased production, enhanced financial and competitive position and diversification of operating locations and assets;

•	LINN will be required to pay certain costs relating to the merger, including certain investment banking, financing, legal and accounting fees and expenses, whether or not the merger is completed; and

•

LINN may be responsible, under certain circumstances, for the net losses resulting from the termination of the derivatives transactions entered into by Berry at LINN’s request on or after the date of the merger agreement, which net losses could be significant.

There can be no assurance that these risks will not materialize, and if any of them do, they may have an adverse effect on LINN’s financial position, results of operations and net cash provided by operating activities.

The SEC inquiry, shareholder litigation and other factors may make the market price of LINN units and LinnCo common shares highly volatile.

The market price of LINN units and LinnCo common shares could fluctuate substantially in the future due to the factors discussed in this “Risk Factors” section, including the risks relating to the SEC inquiry and shareholder litigation, and other factors including rumors or dissemination of false information; changes in coverage or earnings estimates by analysts; LINN’s or LinnCo’s ability to meet analysts’ or market expectations; and sales of LINN units or LinnCo common shares by existing unitholders or shareholders, respectively. For example, after the announcement of the SEC inquiry, the price of LINN units and LinnCo common shares dropped significantly. Currently a number of purported class action lawsuits have been filed against LINN and LinnCo as well as derivative demands on behalf of certain purchasers of LINN units and LinnCo common shares. Litigation of this kind could result in additional substantial litigation costs, a damages award against LINN and LinnCo, further diversion of management’s attention and additional volatility in the market price of LINN units or LinnCo common shares.

Negative press from the SEC inquiry and shareholder litigation or otherwise could have a material adverse effect on LINN’s business, financial condition and results of operations.

The negative press resulting from the SEC inquiry and shareholder litigation matters have harmed LINN’s reputation and could otherwise result in a loss of future business with LINN’s counterparties and business partners. It could also adversely affect the public’s perception of LINN and lead to reluctance by new parties to do business with LINN. If LINN’s business partners and customers curtail their relationships with LINN, LINN could experience higher costs of doing business due to less favorable terms and/or the need to find alternative partners. There can be no assurance that LINN’s business partners and customers will not attempt to end or curtail their relationships with LINN.

Risks Relating to LINN’s Business

LINN may not have sufficient net cash provided by operating activities to pay the distribution at the current distribution level, or at all, and future distributions to its unitholders (including LinnCo) may fluctuate from quarter to quarter.

LINN may not have sufficient net cash provided by operating activities each quarter to pay the distribution at the current distribution level or at all. Under the terms of LINN’s limited liability company agreement, the amount of cash otherwise available for distribution will be reduced by its operating expenses and any cash reserve amounts that the LINN board of directors establishes to provide for future operations, future capital expenditures, future debt service requirements and future cash distributions to its unitholders. The amount of cash LINN can distribute on its units principally depends upon the amount of cash LINN generates from its operations, which will fluctuate from quarter to quarter based on, among other things:

•	produced volumes of oil, natural gas and NGL;

•	prices at which oil, natural gas and NGL production is sold;

•	level of LINN’s operating costs;

•	payment of interest, which depends on the amount of LINN’s indebtedness and the interest payable thereon; and

•	level of LINN’s capital expenditures.

In addition, the actual amount of cash LINN will have available for distribution will depend on other factors, some of which are beyond its control, including:

•	availability of borrowings on acceptable terms under the Credit Facility to pay distributions;

•	the costs of acquisitions, if any;

•	fluctuations in LINN’s working capital needs;

•	timing and collectability of receivables;

•	restrictions on distributions contained in the Credit Facility and the indentures governing the Senior Notes;

•	prevailing economic conditions;

•	access to credit or capital markets; and

•	the amount of cash reserves established by the LINN board of directors for the proper conduct of its business.

As a result of these factors, the amount of cash LINN distributes to its unitholders may fluctuate significantly from quarter to quarter and may be significantly less than the current distribution level, or the distribution may be suspended.

LINN may not have sufficient net cash provided by operating activities to pay its distribution at the current distribution level, or at all, and as a result, future dividends to LinnCo shareholders may be reduced or eliminated.

LINN’s net cash provided by operating activities is frequently less than cash distributions to its unitholders. While the LINN board of directors makes discretionary adjustments to net cash provided by operating activities when declaring a distribution for the current period, if LINN generates insufficient net cash provided by operating activities for a sustained period of time, the LINN board of directors may determine to reduce or eliminate LINN’s distribution to unitholders. Any such reduction in distributions may cause the trading price of LINN units to decline. Factors that may cause LINN to generate net cash provided by operating activities that is insufficient to pay its current distribution to unitholders include, among other things, the following:

•

Production from existing assets: LINN’s revenues are dependent on how much oil, natural gas and NGLs it produces. If LINN’s existing assets under-perform for a prolonged period of time with respect to expected production volumes, LINN’s revenues may be lower than expected, and net cash provided by operating activities could be insufficient to pay LINN’s current distribution to unitholders.

•

NGL commodity prices: LINN has been and continues to be limited in its ability to effectively hedge its NGL production. As a result, LINN is subject to the current depressed price environment for NGLs, and in particular, ethane prices. If current price levels for NGLs continue into the future, LINN’s revenues and results of operations will be affected, and net cash provided by operating activities could be insufficient to pay LINN’s current distribution to its unitholders.

•

Access to and cost of capital: Accretive acquisitions are an integral component of LINN’s business strategy. When revenues are expected to be lower as a result of under-performance of assets, weakening commodity prices on unhedged volumes or declining contract prices on hedged volumes, LINN seeks to make accretive acquisitions of oil and natural gas properties to cover potential shortfalls in net cash provided by operating activities in order to maintain its distribution level. As a result of the pending SEC inquiry, LINN may be limited in its ability to access the capital markets at an acceptable cost or at all; thus its ability to make accretive acquisitions may be limited.

As a result of these and other factors, the amount of cash LINN may distribute to its unitholders in the future may be significantly less than the current distribution level, or the distribution may be suspended or eliminated and future dividends to LinnCo shareholders may be suspended or eliminated.

LINN actively seeks to acquire oil and natural gas properties. Acquisitions involve potential risks that could adversely impact its future growth and its ability to increase or pay distributions at the current level, or at all.

Any acquisition involves potential risks, including, among other things:

•	the risk that reserves expected to support the acquired assets may not be of the anticipated magnitude or may not be developed as anticipated;

•	the risk of title defects discovered after closing;

•	inaccurate assumptions about revenues and costs, including synergies;

•	significant increases in LINN’s indebtedness and working capital requirements;

•	an inability to transition and integrate successfully or timely the businesses LINN acquires;

•	the cost of transition and integration of data systems and processes;

•	the potential environmental problems and costs;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	the diversion of management’s attention from other business concerns;

•	increased demands on existing personnel and on the corporate structure;

•	disputes arising out of acquisitions;

•	customer or key employee losses of the acquired businesses; and

•	the failure to realize expected growth or profitability.

The scope and cost of these risks may ultimately be materially greater than estimated at the time of the acquisition. Further, LINN’s future acquisition costs may be higher than those it has achieved historically. Any of these factors could adversely impact its future growth and its ability to increase or pay distributions.

If LINN does not make future acquisitions on economically acceptable terms, then its growth and ability to increase distributions will be limited.

LINN’s ability to grow and to increase distributions to its unitholders is partially dependent on its ability to make acquisitions that result in an increase in net cash provided by operating activities. It may be unable to make such acquisitions because it is:

•	unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them;

•	unable to obtain financing for these acquisitions on economically acceptable terms; or

•	outbid by competitors.

In any such case, LINN’s future growth and ability to increase distributions will be limited. Furthermore, even if LINN does make acquisitions that it believes will increase net cash provided by operating activities, these acquisitions may nevertheless result in a decrease in available cash flow per unit.

If LINN is unable to fully offset declines in production and proved developed producing reserves from discretionary reductions for a portion of its oil and natural gas development costs, LINN’s net cash provided by operating activities could be reduced, which could adversely affect LINN’s ability to pay a distribution at the current level or at all.

In determining the amount of cash that it distributes to its unitholders, the LINN board of directors establishes at the end of each year the estimated amounts (which LINN refers to as discretionary reductions for a portion of oil and natural gas development costs) that LINN believes will be necessary during the following year to fully offset declines in production and proved developed producing reserves through drilling and development activities. In determining this portion of oil and natural gas development costs (which includes estimated drilling and development costs associated with projects to convert a portion of non-producing reserves to producing status but does not include the historical cost of acquired properties as those amounts have already been spent in prior periods and were financed primarily with external sources of funding), management evaluates historical results of LINN’s drilling and development activities based on periodically revised and updated information from past years to assess the costs, adequacy and effectiveness of such activities and future assumptions regarding cost trends, production and decline rates and reserve recoveries. However, LINN’s management does not conduct an analysis to evaluate historical amounts of capital actually spent on such drilling and development activities. LINN’s ability to pursue projects with the intent to fully offset declines in production and proved developed producing reserves through drilling and development activities is limited to its inventory of development opportunities on its existing acreage position. Management’s estimate of this discretionary portion of its oil and natural gas development costs does not include the historical acquisition cost of projects pursued during the year or the acquisition of new oil and natural gas reserves. Moreover, LINN’s assumptions regarding costs, production and decline rates and reserve recoveries may prove incorrect. If LINN is unable to fully offset declines in production and proved developed producing reserves from this discretionary portion of its oil and natural gas development costs, LINN’s net cash provided by operating activities could be reduced, which could adversely affect its ability to pay a distribution at the current level or at all. Furthermore, LINN’s existing reserves, inventory of drilling locations and production levels will decline over time as a result of development and production activities. Consequently, if LINN were to limit its total capital expenditures to this discretionary portion of its oil and natural gas development costs and not complete acquisitions of new reserves, total reserves would decrease over time, resulting in an inability to sustain production at current levels, which could adversely affect LINN’s ability to pay a distribution at the current level or at all.

LINN has significant indebtedness under the Senior Notes and from time to time, the Amended Credit Facility. The Amended Credit Facility and the indentures governing the Senior Notes have substantial restrictions and financial covenants and LINN may have difficulty obtaining additional credit, which could adversely affect its operations, its ability to make acquisitions and its ability to pay distributions to its unitholders, including LinnCo.

As of September 30, 2013, LINN had an aggregate of approximately $6.5 billion outstanding under the Senior Notes and the Amended Credit Facility (with additional borrowing capacity of approximately $2.3 billion under the Amended Credit Facility, which includes a $5 million reduction in availability for outstanding letters of credit). As a result of its indebtedness, LINN will use a portion of its cash flow to pay interest and principal when due, which will reduce the cash available to finance its operations and other business activities and could limit its flexibility in planning for or reacting to changes in its business and the industry in which it operates.

In April 2013, LINN entered into the Sixth Amended and Restated Credit Agreement (the “Amended Credit Facility”) which provides for a revolving credit facility up to the lesser of: (i) the then-effective borrowing base and (ii) the maximum commitment amount of $4.0 billion. The borrowing base remained unchanged at $4.5 billion and does not include any assets to be acquired in the pending transaction with Berry. The maturity date is April 2018. The amended and restated agreement is substantially similar to the previous Credit Facility with revisions to permit the transactions related to the acquisition of Berry and to designate Berry as an unrestricted subsidiary under the agreement.

The Amended Credit Facility restricts LINN’s ability to obtain additional financing, make investments, lease equipment, sell assets, enter into commodity and interest rate derivative contracts and engage in business combinations. LINN is also required to comply with certain financial covenants and ratios under the Amended Credit Facility and the indentures governing the Senior Notes. Its ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of cash flow from its operations and events or circumstances beyond its control. LINN’s failure to comply with any of the restrictions and covenants could result in an event of default, which, if it continues beyond any applicable cure periods, could cause all of its existing indebtedness to be immediately due and payable.

LINN depends, in part, on the Amended Credit Facility for future capital needs. LINN has drawn on the Amended Credit Facility to fund or partially fund cash distribution payments. Absent such borrowing, it would have at times experienced a shortfall in cash available to pay its declared cash distribution amount. If there is a default by LINN under the Amended Credit Facility that continues beyond any applicable cure period, it would be unable to make borrowings to fund distributions. In addition, LINN may finance acquisitions through borrowings under the Amended Credit Facility or the incurrence of additional debt. To the extent that LINN is unable to incur additional debt under the Amended Credit Facility or otherwise because it is not in compliance with the financial covenants in the Amended Credit Facility, it may not be able to complete acquisitions, which could adversely affect its ability to maintain or increase distributions. Furthermore, to the extent LINN is unable to refinance the Amended Credit Facility on terms that are as favorable as those in the existing Amended Credit Facility, or at all, its ability to fund its operations and its ability to pay distributions could be affected.

The borrowing base under the Amended Credit Facility is determined semi-annually at the discretion of the lenders and is based in part on oil, natural gas and NGL prices. Significant declines in oil, natural gas or NGL prices may result in a decrease in its borrowing base. The lenders can unilaterally adjust the borrowing base and therefore the borrowings permitted to be outstanding under the Amended Credit Facility. Any increase in the borrowing base requires the consent of all the lenders. Outstanding borrowings in excess of the borrowing base must be repaid immediately, or LINN must pledge other properties as additional collateral. LINN does not currently have substantial unpledged properties, and it may not have the financial resources in the future to make any mandatory principal prepayments required under the Amended Credit Facility. Significant declines in LINN’s production or significant declines in realized oil, natural gas or NGL prices for prolonged periods and resulting decreases in its borrowing base may force it to reduce or suspend distributions to its unitholders.

LINN’s ability to access the capital and credit markets to raise capital and borrow on favorable terms will be affected by disruptions in the capital and credit markets, which could adversely affect its operations, its ability to make acquisitions and its ability to pay distributions to its unitholders.

Disruptions in the capital and credit markets could limit LINN’s ability to access these markets or significantly increase its cost to borrow. Some lenders may increase interest rates, enact tighter lending standards, refuse to refinance existing debt at maturity on favorable terms or at all and may reduce or cease to provide funding to borrowers. If LINN is unable to access the capital and credit markets on favorable terms, its ability to make acquisitions and pay distributions could be affected.

LINN’s variable rate indebtedness subjects it to interest rate risk, which could cause its debt service obligations to increase significantly.

Borrowings under the Amended Credit Facility bear interest at variable rates and expose LINN to interest rate risk. If interest rates increase and LINN is unable to effectively hedge its interest rate risk, its debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and its net income and cash available for servicing its indebtedness would decrease.

Increases in interest rates could adversely affect the demand for LINN’s units.

An increase in interest rates may cause a corresponding decline in demand for equity investments, in particular for yield-based equity investments such as LINN units. Any such reduction in demand for LINN units resulting from other more attractive investment opportunities may cause the trading price of LINN units to decline.

LINN’s commodity derivative activities could result in financial losses or could reduce its income, which may adversely affect its ability to pay distributions to its unitholders.

To achieve more predictable net cash provided by operating activities and to reduce its exposure to adverse fluctuations in the prices of oil and natural gas, LINN enters into commodity derivative contracts for a significant portion of its production. Commodity derivative arrangements expose it to the risk of financial loss in some circumstances, including situations when production is less than expected. If LINN experiences a sustained material interruption in its production or if it is unable to perform its drilling activity as planned, it might be forced to satisfy all or a portion of its derivative obligations without the benefit of the cash flow from its sale of the underlying physical commodity, resulting in a substantial reduction of its liquidity, which may adversely affect its ability to pay distributions to its unitholders.

LINN’s limited ability to hedge its NGL production could adversely impact its net cash provided by operating activities and results of operations.

A liquid, readily available and commercially viable market for hedging NGLs has not developed in the same way that exists for crude oil and natural gas. The current direct NGL hedging market is constrained in terms of price, volume, tenor and number of counterparties, which limits LINN’s ability to hedge its NGL production effectively or at all. As a result, LINN’s net cash provided by operating activities and results of operations could be adversely impacted by fluctuations in the market prices for NGL products.

Counterparty failure may adversely affect LINN’s derivative positions.

LINN cannot be assured that its counterparties will be able to perform under its derivative contracts. If a counterparty fails to perform and the derivative arrangement is terminated, LINN’s net cash provided by operating activities and ability to pay distributions could be impacted.

Commodity prices are volatile, and a significant decline in commodity prices for a prolonged period would reduce LINN’s revenues, net cash provided by operating activities and profitability and it may have to lower its distribution or may not be able to pay distributions at all, which would in turn reduce or eliminate LinnCo’s ability to pay dividends to shareholders.

LINN’s revenue, profitability and cash flow depend upon the prices of and demand for oil, natural gas and NGL. The oil, natural gas and NGL market is very volatile and a drop in prices can significantly affect LINN’s financial results and impede its growth. Changes in oil, natural gas and NGL prices have a significant impact on the value of LINN’s reserves and on its net cash provided by operating activities. Prices for these commodities may fluctuate widely in response to relatively minor changes in the supply of and demand for them, market uncertainty and a variety of additional factors that are beyond LINN’s control, such as:

•	the domestic and foreign supply of and demand for oil, natural gas and NGL;

•	the price and level of foreign imports;

•	the level of consumer product demand;

•	weather conditions;

•	overall domestic and global economic conditions;

•	political and economic conditions in oil and natural gas producing countries;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain price and production controls;

•	the impact of the U.S. dollar exchange rates on oil, natural gas and NGL prices;

•	technological advances affecting energy consumption;

•	domestic and foreign governmental regulations and taxation;

•	the impact of energy conservation efforts;

•	the proximity and capacity of pipelines and other transportation facilities; and

•	the price and availability of alternative fuels.

In the past, the prices of oil, natural gas and NGL have been extremely volatile, and LINN expects this volatility to continue. If commodity prices decline significantly for a prolonged period, LINN’s net cash provided by operating activities will decline, and it may have to lower its distribution or may not be able to pay distributions at all, which would in turn reduce or eliminate LinnCo’s ability to pay dividends to shareholders.

Future price declines or downward reserve revisions may result in a write down of LINN’s asset carrying values, which could adversely affect its results of operations and limit its ability to borrow funds.

Declines in oil, natural gas and NGL prices may result in LINN having to make substantial downward adjustments to its estimated proved reserves. If this occurs, or if LINN’s estimates of development costs increase, production data factors change or drilling results deteriorate, accounting rules may require it to write down, as a noncash charge to earnings, the carrying value of its properties for impairments. LINN capitalizes costs to acquire, find and develop its oil and natural gas properties under the successful efforts accounting method. LINN is required to perform impairment tests on its assets periodically and whenever events or changes in circumstances warrant a review of its assets. To the extent such tests indicate a reduction of the estimated useful life or estimated future cash flows of LINN’s assets, the carrying value may not be recoverable and therefore would require a write down. LINN has incurred impairment charges in the past and may do so in the future. Any impairment could be substantial and have a material adverse effect on its results of operations in the period incurred and on its ability to borrow funds under the Amended Credit Facility, which in turn may adversely affect its ability to make cash distributions to its unitholders.

Unless LINN replaces its reserves, its reserves and production will decline, which would adversely affect its net cash provided by operating activities and its ability to make distributions to its unitholders.

Producing oil, natural gas and NGL reservoirs are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. The overall rate of decline for LINN’s production will change if production from its existing wells declines in a different manner than it has estimated and can change when it drills additional wells, makes acquisitions and under other circumstances. Thus, LINN’s future oil, natural gas and NGL reserves and production and, therefore, its cash flow and income, are highly dependent on its success in efficiently developing its current reserves and economically finding or acquiring additional recoverable reserves. LINN may not be able to develop, find or acquire additional reserves to replace its current and future production at acceptable costs, which would adversely affect its net cash provided by operating activities and its ability to make distributions to its unitholders.

LINN’s estimated reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of LINN’s reserves.

No one can measure underground accumulations of oil, natural gas and NGL in an exact manner. Reserve engineering requires subjective estimates of underground accumulations of oil, natural gas and NGL and assumptions concerning future oil, natural gas and NGL prices, production levels and operating and development costs. As a result, estimated quantities of proved reserves and projections of future production rates and the timing of development expenditures may prove to be inaccurate. Independent petroleum engineering firms prepare estimates of LINN’s proved reserves. Some of LINN’s reserve estimates are made without the benefit of a lengthy production history, which are less reliable than estimates based on a lengthy production history. Also, LINN makes certain assumptions regarding future oil, natural gas and NGL prices, production levels and operating and development costs that may prove incorrect. Any significant variance from these assumptions by actual amounts could greatly affect LINN’s estimates of reserves, the economically recoverable quantities of oil, natural gas and NGL attributable to any particular group of properties, the classifications of reserves based on risk of recovery and estimates of the future net cash flows. Numerous changes over time to the assumptions on which LINN’s reserve estimates are based, as described above, often result in the actual quantities of oil, natural gas and NGL LINN ultimately recovers being different from its reserve estimates.

The present value of future net cash flows from LINN’s proved reserves is not necessarily the same as the current market value of its estimated oil, natural gas and NGL reserves. LINN bases the estimated discounted future net cash flows from its proved reserves on an unweighted average of the first-day-of-the-month price for each month during the 12-month calendar year and year-end costs. However, actual future net cash flows from its oil and natural gas properties also will be affected by factors such as:

•	actual prices LINN receives for oil, natural gas and NGL;

•	the amount and timing of actual production;

•	the timing and success of development activities;

•	supply of and demand for oil, natural gas and NGL; and

•	changes in governmental regulations or taxation.

In addition, the 10% discount factor required to be used under the provisions of applicable accounting standards when calculating discounted future net cash flows, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with LINN or the oil and natural gas industry in general.

LINN’s development operations require substantial capital expenditures, which will reduce its cash available for distribution. LINN may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in its reserves.

The oil and natural gas industry is capital intensive. LINN makes and expects to continue to make substantial capital expenditures in its business for the development and production of oil, natural gas and NGL reserves. These expenditures will reduce LINN’s cash available for distribution. LINN intends to finance its future capital expenditures with net cash provided by operating activities and, to the extent necessary, with equity and debt offerings or bank borrowings. LINN’s net cash provided by operating activities and access to capital are subject to a number of variables, including:

•	its proved reserves;

•	the level of oil, natural gas and NGL it is able to produce from existing wells;

•	the prices at which it is able to sell its oil, natural gas and NGL; and

•	its ability to acquire, locate and produce new reserves.

If LINN’s revenues or the borrowing base under the Amended Credit Facility decrease as a result of lower oil, natural gas and NGL prices, operating difficulties, declines in reserves or for any other reason, it may have limited ability to obtain the capital necessary to sustain its operations at current levels. The Amended Credit Facility restricts its ability to obtain new financing. If additional capital is needed, it may not be able to obtain debt or equity financing on terms favorable to it, or at all. If net cash provided by operating activities or cash available under the Amended Credit Facility is not sufficient to meet LINN’s capital requirements, the failure to obtain additional financing could result in a curtailment of its development operations, which in turn could lead to a possible decline in its reserves.

LINN may decide not to drill some of the prospects it has identified, and locations that it decides to drill may not yield oil, natural gas and NGL in commercially viable quantities.

LINN’s prospective drilling locations are in various stages of evaluation, ranging from a prospect that is ready to drill to a prospect that will require additional geological and engineering analysis. Based on a variety of factors, including future oil, natural gas and NGL prices, the generation of additional seismic or geological information, the availability of drilling rigs and other factors, LINN may decide not to drill one or more of these prospects. As a result, LINN may not be able to increase or sustain its reserves or production, which in turn could have an adverse effect on its business, financial position, results of operations and its ability to pay distributions. In addition, the SEC’s reserve reporting rules include a general requirement that, subject to limited exceptions, proved undeveloped reserves may only be booked if they relate to wells scheduled to be drilled within five years of the date of booking. As of December 31, 2012, LINN had 2,504 proved undeveloped drilling locations. To the extent that LINN does not drill these locations within five years of initial booking, they may not continue to qualify for classification as proved reserves, and LINN may be required to reclassify such reserves as unproved reserves. The reclassification of such reserves could also have a negative effect on the borrowing base under the Amended Credit Facility.

The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a well. LINN’s efforts will be uneconomic if it drills dry holes or wells that are productive but do not produce enough oil, natural gas and NGL to be commercially viable after drilling, operating and other costs. If LINN drills future wells that it identifies as dry holes, its drilling success rate would decline, which could have an adverse effect on its business, financial position or results of operations.

LINN’s business depends on gathering and transportation facilities. Any limitation in the availability of those facilities would interfere with its ability to market the oil, natural gas and NGL it produces, and could reduce its cash available for distribution and adversely impact expected increases in oil, natural gas and NGL production from LINN’s drilling program.

The marketability of LINN’s oil, natural gas and NGL production depends in part on the availability, proximity and capacity of gathering and pipeline systems. The amount of oil, natural gas and NGL that can be produced and sold is subject to limitation in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage to the gathering or transportation system, or lack of contracted capacity on such systems. The curtailments arising from these and similar circumstances may last from a few days to several months. In many cases, LINN is provided only with limited, if any, notice as to when these circumstances will arise and their duration. In addition, some of its wells are drilled in locations that are not serviced by gathering and transportation pipelines, or the gathering and transportation pipelines in the area may not have sufficient capacity to transport additional production. As a result, LINN may not be able to sell the oil, natural gas and NGL production from these wells until the necessary gathering and transportation systems are constructed. Any significant curtailment in gathering system or pipeline capacity, or significant delay in the construction of necessary gathering and transportation facilities, would interfere with LINN’s ability to market the oil, natural gas and NGL it produces, and could reduce its cash available for distribution and adversely impact expected increases in oil, natural gas and NGL production from its drilling program.

LINN depends on certain key customers for sales of its oil, natural gas and NGL. To the extent these and other customers reduce the volumes they purchase from LINN or delay payment, LINN’s revenues and cash available for distribution could decline. Further, a general increase in nonpayment could have an adverse impact on its financial position and results of operations.

For the year ended December 31, 2012, Enbridge Energy Partners, L.P. and DCP Midstream Partners, LP accounted for approximately 24% and 13%, respectively, of LINN’s total production volumes, or 37% in the aggregate. For the year ended December 31, 2011, Enbridge Energy Partners, L.P. and DCP Midstream Partners, LP accounted for approximately 21% and 19%, respectively, of LINN’s total production volumes, or 40% in the aggregate. To the extent these and other customers reduce the volumes of oil, natural gas or NGL that they purchase from LINN, LINN’s revenues and cash available for distribution could decline.

Many of LINN’s leases are in areas that have been partially depleted or drained by offset wells.

LINN’s key project areas are located in some of the most active drilling areas of the producing basins in the U.S. As a result, many of its leases are in areas that have already been partially depleted or drained by earlier offset drilling. This may inhibit its ability to find economically recoverable quantities of reserves in these areas.

LINN’s identified drilling location inventories are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling, resulting in temporarily lower net cash provided by operating activities, which may impact LINN’s ability to pay distributions.

LINN’s management has specifically identified and scheduled drilling locations as an estimation of LINN’s future multi-year drilling activities on its existing acreage. As of December 31, 2012, LINN had identified 10,981 drilling locations, of which 2,504 were proved undeveloped locations and 8,477 were other locations. These identified drilling locations represent a significant part of LINN’s growth strategy. Its ability to drill and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approvals, oil, natural gas and NGL prices, costs and drilling results. In addition, D&M has not estimated proved reserves for the 8,477 other drilling locations LINN has identified and scheduled for drilling, and therefore there may be greater uncertainty with respect to the success of drilling wells at these drilling locations. LINN’s final determination on whether to drill any of these drilling locations will be dependent upon the factors described above as well as, to some degree, the results of its drilling activities with respect to its proved drilling locations. Because of these uncertainties, LINN does not know if the numerous drilling locations it has identified will be drilled within its expected timeframe or will ever be drilled or if it will be able to produce oil, natural gas and NGL from these or any other potential drilling locations. As such, LINN’s actual drilling activities may materially differ from those presently identified, which could adversely affect its business.

Drilling for and producing oil, natural gas and NGL are high risk activities with many uncertainties that could adversely affect LINN’s financial position or results of operations and, as a result, its ability to pay distributions to its unitholders.

LINN’s drilling activities are subject to many risks, including the risk that it will not discover commercially productive reservoirs. Drilling for oil, natural gas and NGL can be uneconomic, not only from dry holes, but also from productive wells that do not produce sufficient revenues to be commercially viable. In addition, LINN’s drilling and producing operations may be curtailed, delayed or canceled as a result of other factors, including:

•	the high cost, shortages or delivery delays of equipment and services;

•	unexpected operational events;

•	adverse weather conditions;

•	facility or equipment malfunctions;

•	title problems;

•	pipeline ruptures or spills;

•	compliance with environmental and other governmental requirements;

•	unusual or unexpected geological formations;

•	loss of drilling fluid circulation;

•	formations with abnormal pressures;

•	fires;

•	blowouts, craterings and explosions; and

•	uncontrollable flows of oil, natural gas and NGL or well fluids.

Any of these events can cause increased costs or restrict LINN’s ability to drill the wells and conduct the operations which it currently has planned. Any delay in the drilling program or significant increase in costs could impact LINN’s ability to generate sufficient net cash provided by operating activities to pay distributions to its unitholders at the current distribution level or at all. Increased costs could include losses from personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination, loss of wells and regulatory penalties. LINN ordinarily maintains insurance against certain losses and liabilities arising from its operations. However, it is impossible to insure against all operational risks in the course of LINN’s business. Additionally, LINN may elect not to obtain insurance if it believes that the cost of available insurance is excessive relative to the perceived risks presented. Losses could therefore occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have a material adverse impact on LINN’s business activities, financial position and results of operations.

LINN has limited control over the activities on properties it does not operate.

Other companies operate some of the properties in which LINN has an interest. Nonoperated wells represented approximately 30% of LINN’s total owned gross wells, or approximately 9% of its owned net wells, as of December 31, 2012. LINN has limited ability to influence or control the operation or future development of these nonoperated properties, including timing of drilling and other scheduled operations activities, compliance with environmental, safety and other regulations, or the amount of capital expenditures that LINN is required to fund with respect to them. The failure of an operator of LINN’s wells to adequately perform operations, an operator’s breach of the applicable agreements or an operator’s failure to act in ways that are in LINN’s best interest could reduce its production and revenues. LINN’s dependence on the operator and other working interest owners for these projects and its limited ability to influence or control the operation and future development of these properties could materially adversely affect the realization of LINN’s targeted returns on capital in drilling or acquisition activities and lead to unexpected future costs.

Because LINN handles oil, natural gas and NGL and other hydrocarbons, it may incur significant costs and liabilities in the future resulting from a failure to comply with new or existing environmental regulations or an accidental release of hazardous substances into the environment.

The operations of LINN’s wells, gathering systems, turbines, pipelines and other facilities are subject to stringent and complex federal, state and local environmental laws and regulations. Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations. There is an inherent risk that LINN may incur environmental costs and liabilities due to the nature of its business and the substances it handles. Certain environmental statutes, including the RCRA, CERCLA and analogous state laws and regulations, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed of or otherwise released. In addition, an accidental release from one of LINN’s wells or gathering pipelines could subject it to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage and fines or penalties for related violations of environmental laws or regulations.

Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase LINN’s compliance costs and the cost of any remediation that may become necessary, and these costs may not be recoverable from insurance.

LINN is subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of doing business.

LINN’s operations are regulated extensively at the federal, state and local levels. Environmental and other governmental laws and regulations have resulted in delays and increased the costs to plan, design, drill, install, operate and abandon oil and natural gas wells. Under these laws and regulations, LINN could also be liable for personal injuries, property damage and other damages. Failure to comply with these laws and regulations may result in the suspension or termination of LINN’s operations and subject it to administrative, civil and criminal penalties. Moreover, public interest in environmental protection has increased in recent years, and environmental organizations have opposed, with some success, certain drilling projects.

Part of the regulatory environment in which LINN operates includes, in some cases, legal requirements for obtaining environmental assessments, environmental impact studies and/or plans of development before commencing drilling and production activities. In addition, LINN’s activities are subject to the regulations regarding conservation practices and protection of correlative rights. These regulations affect LINN’s operations and limit the quantity of oil, natural gas and NGL it may produce and sell. A major risk inherent in LINN’s drilling plans is the need to obtain drilling permits from state and local authorities. Delays in obtaining regulatory approvals or drilling permits, the failure to obtain a drilling permit for a well or the receipt of a permit with unreasonable conditions or costs could have a material adverse effect on LINN’s ability to develop its properties. Additionally, the regulatory environment could change in ways that might substantially increase the financial and managerial costs of compliance with these laws and regulations and, consequently, adversely affect LINN’s ability to pay distributions to its unitholders.

Federal and state legislation and regulatory initiatives related to hydraulic fracturing could result in increased costs and operating restrictions or delays.

Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons from tight formations. Due to concerns raised relating to potential impacts of hydraulic fracturing on groundwater quality, legislative and regulatory efforts at the federal level and in some states have been initiated to render permitting and compliance requirements more stringent for hydraulic fracturing or prohibit the activity altogether. For example, the EPA has asserted federal regulatory authority over hydraulic fracturing involving fluids that contain diesel fuel under the Safe Drinking Water Act’s Underground Injection Control Program and has released draft permitting guidance for hydraulic fracturing operations that use diesel fuel in fracturing fluids in those states where the EPA is the permitting authority. In addition, both Texas and Louisiana have adopted disclosure regulations requiring varying degrees of disclosure of the constituents in hydraulic fracturing fluids. Such efforts could have an adverse effect on LINN’s oil and natural gas production activities.

LINN does not have the same flexibility as other types of organizations to accumulate cash and equity to protect against illiquidity in the future.

Unlike a corporation, LINN’s limited liability company agreement requires it to make distributions to its unitholders of all available cash reduced by any amounts of reserves for commitments and contingencies, including capital and operating costs and debt service requirements. The value of LINN’s units may decrease in direct correlation with decreases in the amount it distributes per unit. Accordingly, if LINN experiences a liquidity problem in the future, it may have difficulty issuing more equity to recapitalize.

LINN’s tax treatment depends on its status as a partnership for federal income tax purposes, as well as it not being subject to a material amount of entity level taxation by individual states. If the Internal Revenue Service (“IRS”) were to treat LINN as a corporation for federal income tax purposes or if LINN was to become subject to entity level taxation for state tax purposes, taxes paid, if any, would reduce the amount of cash available for distribution.

The anticipated after-tax economic benefit of an investment in LINN’s units depends largely on LINN being treated as a partnership for federal income tax purposes. LINN has not requested, and does not plan to request, a ruling from the IRS on this or any other tax matter that affects LINN.

If LINN was treated as a corporation for federal income tax purposes, LINN would pay federal income tax on its taxable income at corporate tax rates, currently at a maximum rate of 35%. In such event, distributions would generally be taxed as corporate distributions, no income, gain, loss, deduction or credit would flow through to LINN’s unitholders and LINN’s cash available for distribution to its unitholders could be reduced. Therefore, treatment of LINN as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to LINN’s unitholders, likely causing a substantial reduction in the value of LINN’s units.

Current law or LINN’s business may change so as to cause LINN to be treated as a corporation for federal income tax purposes or otherwise subject LINN to entity level taxation. Any modification to current law or interpretations thereof may or may not be applied retroactively and could make it more difficult or impossible to meet the requirements for partnership status, affect or cause LINN to change its business activities, affect the tax considerations of an investment in LINN, change the character or treatment of portions of LINN’s income and adversely affect an investment in LINN’s units.

In addition, several states are evaluating ways to subject partnerships and limited liability companies to entity level taxation through the imposition of state income, franchise or other forms of taxation. For example, LINN is required to pay Texas franchise tax on LINN’s total revenue apportioned to Texas at a maximum effective rate of 0.7%. Imposition of a tax on LINN by any other state would reduce the amount of cash available for distribution to LINN’s unitholders.

A successful IRS contest of the federal income tax positions LINN takes may adversely affect the market for LINN’s units, and the cost of an IRS contest will reduce LINN’s cash available for distribution to its unitholders.

The IRS may adopt tax positions that differ from the positions LINN takes. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions LINN takes. A court may not agree with some or all of the positions LINN takes. Any contest with the IRS may materially and adversely impact the market for LINN’s units and the price at which they trade.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward-looking statements, including statements about the financial conditions, results of operations, earnings outlook and prospects of LinnCo, LINN, Berry and the potential combined company and may include statements for the period following the completion of the merger. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

The forward-looking statements involve certain risks and uncertainties. The ability of Berry, LinnCo or LINN to predict results or the actual effects of their respective plans and strategies, or those of the combined company, is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include those set forth under “Risk Factors,” as well as, among others, the following:

•	those discussed and identified in public filings with the SEC made by Berry, LinnCo or LINN;

•	market prices for oil, natural gas and NGL;

•	production volumes;

•	estimates of proved reserves;

•	capital expenditures;

•	economic and competitive conditions;

•	credit and capital market conditions;

•	regulatory changes;

•	the ability to achieve cost savings and revenue growth;

•	the impact of distributions from Berry on the size of distributions made by LINN and LinnCo, and Berry’s ability to make any such distributions;

•	the risk that a condition to closing of the transactions may not be satisfied;

•	the risk that a regulatory approval required for the transactions is not obtained or is obtained subject to conditions that are not anticipated;

•	effects of the pending SEC inquiry and other legal proceedings;

•	costs arising from potential negative investor reactions to the transactions;

•	other risks to consummation of the transactions;

•	the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and

•

the integration of Berry’s business and operations with those of LinnCo and LINN may take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Berry’s, LinnCo’s or LINN’s existing businesses.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document.

INFORMATION ABOUT BERRY PETROLEUM COMPANY

Berry

Berry is an independent energy company engaged in the production, development, exploitation and acquisition of oil and natural gas. Berry’s principal reserves and producing properties are located in California (South Midway-Sunset—Steam Floods, North Midway-Sunset—Diatomite, North Midway-Sunset—New Steam Floods), Texas (Permian and east Texas), Utah (Uinta) and Colorado (Piceance).

As of December 31, 2012, Berry’s proved reserves were 275.1 million barrels of oil equivalent, of which 74.2% is comprised of oil and 54.6% is proved developed. Berry Class A common stock trades on the NYSE under the symbol “BRY.” Berry’s principal executive offices are located at 1999 Broadway, Suite 3700, Denver, Colorado 80202, and its telephone number is (303) 999-4400.

Additional information about Berry and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Bacchus HoldCo, Inc.

Bacchus HoldCo, Inc., a Delaware corporation, is a direct wholly owned subsidiary of Berry that was formed solely in contemplation of the transactions, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth in the merger agreement. Bacchus HoldCo, Inc. has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the merger agreement. Its principal executive offices are located at 1999 Broadway, Suite 3700, Denver, Colorado 80202, and its telephone number is (303) 999-4400.

Bacchus Merger Sub, Inc.

Bacchus Merger Sub, Inc., a Delaware corporation, is a direct wholly owned subsidiary of Bacchus HoldCo, Inc. that was formed solely in contemplation of the transactions, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth in the merger agreement. Bacchus Merger Sub, Inc. has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the merger agreement. Its principal executive offices are located at 1999 Broadway, Suite 3700, Denver, Colorado 80202, and its telephone number is (303) 999-4400.

INFORMATION ABOUT LINNCO, LLC AND LINN ENERGY, LLC

LinnCo, LLC

LinnCo is a limited liability company that completed its IPO in October 2012. As of September 30, 2013, its sole business consisted of owning units of LINN. LinnCo does not have any assets other than LINN units and reserves for income taxes payable by LinnCo. LinnCo does not have any cash flow other than distributions received in respect of its LINN units. As a result, LinnCo’s financial condition and results of operations are dependent upon the operation and management of LINN and its resulting performance. As of September 30, 2013, LinnCo owned approximately 15% of LINN’s outstanding units. LinnCo’s principal executive offices are located at 600 Travis, Suite 5100, Houston, Texas 77002, and its telephone number is (281) 840-4000.

See “Additional Information About LinnCo, LLC” for additional information about LinnCo.

Linn Energy, LLC

LINN is an independent oil and natural gas company whose mission is to acquire, develop and maximize cash flow from a growing portfolio of long-life oil and natural gas assets. LINN began operations in March 2003 and completed its IPO in January 2006. LINN’s properties are located in the U.S., in the Mid-Continent, the Hugoton Basin, the Green River Basin, the Permian Basin, Michigan, Illinois, the Williston/Powder River Basin, California and east Texas. LINN’s principal executive offices are located at 600 Travis, Suite 5100, Houston, Texas 77002, and its telephone number is (281) 840-4000.

LINN’s total proved reserves at December 31, 2012 were 4,796 Bcfe, of which approximately 24% were oil, 54% were natural gas and 22% were NGLs. Approximately 65% were classified as proved developed, with a total standardized measure of discounted future net cash flows of $6.1 billion. At December 31, 2012, LINN operated 11,048 or 70% of its 15,804 gross productive wells and had an average proved reserve-life index of approximately 16 years, based on the December 31, 2012 reserve report and fourth quarter 2012 annualized production.

See “Additional Information About Linn Energy, LLC” for additional information about LINN.

Linn Acquisition Company, LLC

Linn Acquisition Company, LLC, a Delaware limited liability company, is a direct wholly owned subsidiary of LinnCo that was formed solely in contemplation of the transactions, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth in the merger agreement. Linn Acquisition Company, LLC has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the merger agreement. Linn Acquisition Company, LLC’s principal executive offices are located at 600 Travis, Suite 5100, Houston, Texas 77002, and its telephone number is (281) 840-4000.

THE BERRY SPECIAL MEETING

This section contains information about the special meeting of Berry stockholders that will be held at             , at             , local time, on                     , 2013, subject to any adjournments or postponements. Together with this document, we are also sending you a notice of the Berry special meeting and a form of proxy that is solicited by the Berry board of directors.

Matters to Be Considered

The purpose of the Berry special meeting is to:

•	adopt the Berry Merger Proposal;

•	approve, on an advisory (non-binding) basis, the Berry Advisory Compensation Proposal;

•	approve the Berry Adjournment Proposal; and

•	transact such other business as may properly come before the Berry special meeting or any adjournment or postponement thereof.

Proxies

Each copy of this document mailed to holders of Berry common stock is accompanied by a form of proxy with instructions for voting. If you hold stock in your name as a stockholder of record, you should complete and return the proxy card accompanying this document to ensure that your vote is counted at the Berry special meeting, or at any adjournment or postponement of the Berry special meeting, regardless of whether you plan to attend the Berry special meeting. You may also authorize a proxy to vote your shares by telephone or through the Internet as instructed on the proxy card.

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the procedures you have received from your bank or broker.

If you hold stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date or submitting another proxy via the Internet or by telephone, (2) delivering a written revocation letter to Berry’s Secretary or (3) attending the Berry special meeting in person, notifying the Secretary, and voting by ballot at the Berry special meeting. If you hold your stock in “street name” through a bank or broker, you must follow your bank’s or broker’s instructions to revoke your proxy.

Any stockholder entitled to vote in person at the Berry special meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy but the mere presence (without notifying Berry’s Secretary and voting by ballot) of a stockholder at the Berry special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

Berry Petroleum Company

1999 Broadway, Suite 3700

Denver, Colorado 80202

Attention: Secretary

All shares represented by valid proxies that Berry receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted:

•	“FOR” the Berry Merger Proposal;

•	“FOR” the Berry Advisory Compensation Proposal; and

•	“FOR” the Berry Adjournment Proposal.

Solicitation of Proxies

Berry will bear its own costs and expenses incurred in connection with the filing, printing and mailing of this joint proxy statement/prospectus and the retention of any information agent or other service provider in connection with the merger. This proxy solicitation is being made by Berry on behalf of the Berry board of directors. Berry has hired Innisfree M&A Incorporated and Georgeson Inc. to assist in the solicitation of proxies. In addition to this mailing, proxies may be solicited by directors, officers or employees of Berry or its affiliates in person or by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services.

Record Date

The close of business on November 14, 2013 has been fixed as the record date for determining the Berry stockholders entitled to receive notice of and to vote at the Berry special meeting. At that time, approximately              shares of Berry common stock were outstanding and held by approximately              holders of record.

Attending the Berry Special Meeting

All holders of Berry common stock, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Berry special meeting. Stockholders of record can vote in person at the Berry special meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the Berry special meeting. If you plan to attend the Berry special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. Berry reserves the right to refuse admittance to anyone without both proper proof of share ownership and proper photo identification.

Berry Proposal No. 1—The Berry Merger Proposal

Berry stockholders are being asked to approve a proposal to adopt the merger agreement, and approve the merger and the other transactions contemplated by the merger agreement.

The approval of a majority of the votes entitled to be cast by all outstanding shares of Berry common stock entitled to vote is required to approve the Berry Merger Proposal. The required vote is based on the number of outstanding shares—not the number of shares actually voted. The failure of any Berry stockholder to submit a vote and any abstention from voting by a Berry stockholder will have the same effect as a vote against the Berry Merger Proposal. Likewise, broker non-votes will have the same effect as voting against the Berry Merger Proposal. Broker non-votes occur when a beneficial owner holding shares in “street name” does not instruct the broker, bank, trustee or other nominee that is the record owner of such stockholder’s shares on how to vote those shares on a particular proposal, and the broker, bank, trustee or other nominee does not have discretionary voting power with respect to such proposal. In this case, brokers, banks, trustees and other nominees do not have discretionary authority to vote on this proposal, because this proposal is not routine. Consequently, the failure of a beneficial owner to provide voting instructions to its broker, bank, trustee or other nominee will have the same effect as a vote against this proposal.

The Berry board of directors has unanimously (i) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable, fair and reasonable to and in the best interests of Berry and its stockholders, and (ii) approved and adopted the merger agreement and approved the merger and the other transactions contemplated by the merger agreement. The Berry board of directors recommends that the Berry stockholders vote “FOR” the Berry Merger Proposal.

The Berry board of directors urges you to read the entire joint proxy statement/prospectus carefully, including the composite merger agreement, which incorporates the amendment to the merger agreement into the text of the initial merger agreement, attached as Annex A to this joint proxy statement/prospectus, and any other annexes or documents incorporated by reference into this joint proxy statement/prospectus. For more information about the merger, see “The Merger” and “The Merger Agreement” below.

Berry Proposal No. 2—Berry Advisory Compensation Proposal

Berry is requesting the Berry stockholders’ approval, on an advisory (non-binding) basis, of specified compensation that may be payable to the Berry named executive officers in connection with the merger and therefore is asking stockholders to adopt the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Berry’s named executive officers in connection with the merger, as disclosed in the table in the section of the proxy statement entitled “The Merger—Interests of Berry’s Directors and Executive Officers in the Merger” including the associated narrative discussion, and the agreements and plans pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

The advisory vote on specified compensation payable in connection with the merger is a vote separate and apart from the vote to adopt the merger agreement, and approval of such specified compensation is not a condition to completion of the merger. Accordingly, stockholders may vote to approve this proposal regarding specified compensation that may be received by Berry’s named executive officers in connection with the merger and vote not to adopt the merger agreement and vice versa. Because the vote is advisory in nature only, it will not be binding on either Berry or LinnCo. Accordingly, to the extent Berry or LinnCo is contractually obligated to pay the compensation, the compensation will be payable to the named executive officers, subject only to the conditions applicable thereto, if the merger agreement is approved and adopted and the merger completed, regardless of the outcome of the advisory vote.

The affirmative vote of a majority of votes cast by Berry common stockholders entitled to vote is required to approve the Berry Advisory Compensation Proposal. The required vote is based on the number of votes cast—not the number of outstanding shares. Broker non-votes and abstentions will not be included in the vote totals and therefore will not have an effect on the proposal.

The Berry board of directors unanimously recommends a vote “FOR” the Berry Advisory Compensation Proposal.

Berry Proposal No. 3—Berry Adjournment Proposal

Berry stockholders are being asked to approve a proposal that will give Berry authority to adjourn the Berry special meeting for the purpose of soliciting additional proxies in favor of the Berry Merger Proposal if there are not sufficient votes at the time of the Berry special meeting to approve such proposal. If the Berry Adjournment Proposal is approved, the Berry special meeting could be adjourned to any date; provided that, under the terms of the merger agreement, the adjournment may not be to a date more than 20 days after the date the Berry special meeting was originally scheduled without the consent of LinnCo (other than adjournments or postponements required by applicable law). If the Berry special meeting is adjourned, Berry stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the Berry Merger Proposal but do not indicate a choice on the Berry Adjournment Proposal, your shares will be voted in favor of the Berry Adjournment Proposal. If you indicate that you wish to vote against the Berry Merger Proposal, your shares will only be voted in favor of the Berry Adjournment Proposal if you indicate that you wish to vote in favor of that proposal.

The affirmative vote of a majority of votes cast by Berry common stockholders entitled to vote is required to approve the Berry Adjournment Proposal. The required vote is based on the number of votes cast—not the number of outstanding shares. Broker non-votes and abstentions will not be included in the vote totals and therefore will not have an effect on the proposal.

The Berry board of directors unanimously recommends a vote “FOR” the Berry Adjournment Proposal.

THE LINNCO ANNUAL MEETING

This section contains information about the annual meeting of LinnCo shareholders. The LinnCo annual meeting will be held at             , at             , local time, on                     , 2013, subject to any adjournments or postponements. Together with this document, we are also sending you a notice of the LinnCo annual meeting and a form of proxy that is solicited by the LinnCo board of directors.

Matters to Be Considered

The purpose of the LinnCo annual meeting is:

Merger-Related Proposals

•	to approve the LinnCo Share Issuance Proposal;

•	to approve the LinnCo LLC Agreement Amendment Proposal A; and

•	to approve the LinnCo LLC Agreement Amendment Proposal B.

LINN Pass-Through Proposals

•	to approve the election of each of the six nominees for the LINN board of directors;

•	to approve the ratification of the selection of KPMG LLP as independent public accountant for LINN for 2013;

•	to approve the LINN Unit Issuance Proposal;

•	to approve the LTIP Amendment Proposal; and

•	to approve the LINN Adjournment Proposal.

General

•	to approve the ratification of the selection of KPMG LLP as independent public accountant for LinnCo for 2013;

•	to approve the LinnCo Adjournment Proposal; and

•	to transact such other business as may properly come before the LinnCo annual meeting or any adjournment or postponement thereof.

Quorum Required

The presence, in person or by proxy, of the holders as of the record date of a majority of LinnCo outstanding common shares is necessary to constitute a quorum for purposes of voting on the proposals at the LinnCo annual meeting. Withheld votes, abstentions and broker non-votes will count as present for purposes of establishing a quorum on the proposals.

How to Vote

If you are a holder of LinnCo common shares, you are entitled to one vote at the LinnCo annual meeting for each share that you held as of the record date for each proposal. If you do not wish to vote for a particular director nominee, you must clearly identify such nominee on your proxy card. If shares are held in street name through a broker and the broker is not given direction on how to vote, the broker will not have discretion to vote such shares on non-routine matters, including the election of directors.

You may vote in person at the LinnCo annual meeting or by proxy. Even if you plan to attend the LinnCo annual meeting, LinnCo encourages you to complete, sign and return your proxy card in advance of the LinnCo annual meeting. If you plan to attend the LinnCo annual meeting and wish to vote in person, we will give you a ballot at the meeting. However, please note that if your common shares are held in “street name” (in the name of a broker or by a bank or other nominee), you are considered the beneficial owner of these shares and proxy materials are being forwarded to you by your broker or nominee, which is considered, with respect to these shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker how to vote; however, since you are not the shareholder of record, you may not vote these shares in person at the LinnCo annual meeting unless you obtain a legal proxy from your brokerage firm. Please mail your completed, signed and dated proxy card in the enclosed postage-paid return envelope as soon as possible so that your shares may be represented at the LinnCo annual meeting.

Revoking Your Proxy

You may revoke your proxy before it is voted at the LinnCo annual meeting as follows: (i) by delivering, before or at the LinnCo annual meeting, a new proxy with a later date; (ii) by delivering, on or before the business day prior to the LinnCo annual meeting, a notice of revocation to LinnCo’s Corporate Secretary at the address set forth in the notice of the LinnCo annual meeting; (iii) by attending the LinnCo annual meeting in person and voting, although your attendance at the LinnCo annual meeting, without actually voting, will not by itself revoke a previously granted proxy; or (iv) if you have instructed a broker to vote your shares, you must follow the directions received from your broker to change those instructions.

All shares represented by valid proxies that LinnCo receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted:

•	“FOR” the LinnCo Share Issuance Proposal,

•	“FOR” the LinnCo LLC Agreement Amendment Proposal A,

•	“FOR” the LinnCo LLC Agreement Amendment Proposal B,

•	“FOR” the election of each of the six nominees for the LINN board of directors,

•	“FOR” the ratification of the selection of KPMG LLP as independent public accountant for LINN for 2013,

•	“FOR” the LINN Unit Issuance Proposal,

•	“FOR” the LTIP Amendment Proposal,

•	“FOR” the LINN Adjournment Proposal,

•	“FOR” the ratification of the selection of KPMG LLP as independent public accountant for LinnCo for 2013, and

•	“FOR” the LinnCo Adjournment Proposal.

Solicitation of Proxies

LinnCo will bear its own costs and expenses incurred in connection with the filing, printing and mailing of this joint proxy statement/prospectus and the retention of any information agent or other service provider in connection with the merger. This proxy solicitation is being made by LinnCo on behalf of the LinnCo board of directors. LinnCo has hired Laurel Hill Advisory Group to assist in the solicitation of proxies. In addition to this mailing, proxies may be solicited by directors, officers or employees of LinnCo or its affiliates in person or by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services.

Record Date

The close of business on November 14, 2013 has been fixed as the record date for determining the LinnCo shareholders entitled to receive notice of and to vote at the LinnCo annual meeting. As of the record date, there were                      outstanding common shares entitled to vote at the LinnCo annual meeting.

Merger-Related Proposals

LinnCo Proposal No. 1—LinnCo Share Issuance Proposal

If the merger is consummated pursuant to the merger agreement, each share of Berry common stock will be converted into 1.68 LinnCo common shares, which we refer to as the exchange ratio, equivalent to total consideration of $55.79 per share of HoldCo common stock, based on the closing price of LinnCo common shares on the NASDAQ of $33.21 on November 1, 2013, the last trading day before public announcement of the amendment to the merger agreement. Based on the closing price of LinnCo common shares on the NASDAQ of $         on                     , 2013, the latest practicable date before the date of this joint proxy statement/prospectus, the exchange ratio represented approximately $         in LinnCo common shares for each share of Berry common stock.

Under NASDAQ Marketplace Rule 5635(a)(1), a company listed on the NASDAQ is required to obtain stockholder approval prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of twenty percent (20%) of the number of shares of common stock outstanding or twenty percent (20%) or more of the voting power before the issuance of the common stock or of securities convertible into or exercisable for common stock. If the merger is completed pursuant to the merger agreement, we estimate that LinnCo will issue or reserve for issuance approximately              LinnCo common shares in connection with the merger. On an as-converted basis, the aggregate number of LinnCo common shares that LinnCo will issue in the merger will exceed twenty percent (20%) of LinnCo common shares outstanding before such issuance, and for this reason LinnCo must obtain the approval of LinnCo shareholders for the issuance of the LinnCo common shares to the Berry stockholders pursuant to the merger agreement.

In the event this proposal is not approved by the LinnCo shareholders, the merger cannot be consummated. In the event this proposal is approved by the LinnCo shareholders, but the merger agreement is terminated (without the merger being completed) prior to the issuance of LinnCo common shares to the Berry stockholders pursuant to the merger agreement, LinnCo will not issue the LinnCo common shares.

Required Vote

The affirmative vote of a majority of votes cast by holders of LinnCo common shares entitled to vote at a meeting at which a quorum is present is required to approve the LinnCo Share Issuance Proposal. The required vote is based on the number of votes cast—not the number of outstanding shares. Broker non-votes and abstentions will not be included in the vote totals and therefore will not have an effect on the proposal.

The LinnCo board of directors unanimously recommends that LinnCo shareholders vote “FOR” the LinnCo Share Issuance Proposal.

LinnCo Proposal No. 2 and 3—LinnCo LLC Agreement Amendments

In connection with the merger, LinnCo common shareholders are being asked to approve an amendment to the limited liability company agreement of LinnCo. A copy of the amendment to the limited liability company agreement is attached as Annex C to this joint proxy statement/prospectus and incorporated by reference herein.

Such amendment is being made to, among other things, (1) permit LinnCo to acquire more than one LINN unit for each LinnCo common share that it issues in connection with an offering (including an issuance of LinnCo common shares in the transactions described in this joint proxy statement/prospectus) (2) provide that the contribution by LinnCo to LINN of assets that LinnCo receives in an offering (including the assets that LinnCo receives in the transactions described in this joint proxy statement/prospectus) shall not constitute a sale, exchange or other disposition of all or substantially all of LinnCo’s assets for purposes of the LinnCo shareholder approval requirement under the limited liability company agreement, and (3) expand the purpose and nature of the business permitted to be conducted by LinnCo.

Under LinnCo LLC Agreement Amendment Proposal A, the changes to the LinnCo LLC Agreement will be in effect only for purposes of the transactions described in this joint proxy statement/prospectus. Under LinnCo LLC Agreement Amendment Proposal B, the changes to the LinnCo LLC Agreement will be in effect after the closing of the transactions described in this joint proxy statement/prospectus (including for purposes of any similar transactions in the future).

Each change to the LinnCo LLC Agreement was separately negotiated and bargained for by Berry, and the adoption of both LinnCo LLC Agreement Amendment Proposal A and LinnCo LLC Agreement Amendment Proposal B by the LinnCo shareholders is a condition to the merger. If LinnCo LLC Agreement Amendment Proposal A and LinnCo LLC Agreement Amendment Proposal B are BOTH approved by the LinnCo shareholders, the amendments to the LinnCo LLC agreement will be in effect for purposes of the transactions described in this joint proxy statement/prospectus, and will be in effect after the closing of the transactions described in this joint proxy statement/prospectus (including for purposes of any similar transactions in the future). In the event that (i) BOTH LinnCo LLC Agreement Amendment Proposal A and LinnCo LLC Agreement Amendment Proposal B are not approved, or (ii) only one of LinnCo LLC Agreement Amendment Proposal A and LinnCo LLC Agreement Amendment Proposal B is approved, the merger cannot be consummated and the amendment to the limited liability company agreement will not be effective.

Issuance of Additional Securities

The limited liability company agreement currently provides that the number of outstanding LinnCo common shares at all times must equal the number of LINN units that LinnCo owns. In connection with any offering of LinnCo shares, LINN agrees to sell to LinnCo a number of LINN units equal to the number of shares sold in such offering for an amount equal to the net proceeds of such offering. In addition, if LinnCo makes any award of common or derivative securities in connection with any employee benefit plan, LINN will sell to LinnCo, upon the earlier of the issuance of such common shares or the exercise or vesting of such derivative shares, an equal number of LINN units for the same consideration, if any, that LinnCo receives from the award recipient.

The amendment to the limited liability company agreement will provide that (1) in any offering of LinnCo common shares (including an issuance of LinnCo common shares in the transactions described in this joint proxy statement/prospectus), the LinnCo board of directors may elect to purchase from LINN a greater number of LINN units than the number of LinnCo common shares sold in such offering and LINN will issue to LinnCo a number of LINN units equal to or greater than the number of LinnCo common shares sold, (2) the consideration to be paid by LinnCo for the LINN units purchased in such offering must be equal to or less than the proceeds received by LinnCo, (3) if LinnCo makes any award of common shares or derivative shares in connection with any employee benefit plan, LINN will sell to LinnCo, upon the earlier of the issuance of such common shares or the exercise or vesting of such derivative shares, an equal or greater number of LINN units for the same consideration, if any, that LinnCo receives from the award recipient and (4) proceeds from an offering of LinnCo common shares will mean the net cash proceeds, after deducting underwriting discounts and commissions and any structuring fee, received by LinnCo in such offering, plus properties or assets received by LinnCo in such offering.

Purpose and Nature of the Business

The limited liability company agreement currently provides that the purpose and nature of LinnCo’s business is (i) to acquire, hold, transfer or otherwise dispose of, LINN units and any cash or other securities or property distributed to LinnCo in connection with its ownership of LINN units, (ii) to exercise all rights and powers conferred on LinnCo as a holder of LINN units and (iii) to take any other action permitted by the limited liability company agreement. The amendment to the limited liability company provides that in addition to clauses (i) and (ii) above, LinnCo may take any other action permitted by the LinnCo board of directors.

Management and Operation of Business

The limited liability company agreement currently provides that except in compliance with the provisions of the limited liability company agreement related to dissolution and liquidation, mergers and restrictive covenants, LinnCo is not permitted to sell, exchange or otherwise dispose of all or substantially all of its assets without prior approval of a majority of the outstanding voting shares and a majority of the outstanding common shares, voting as separate classes. The amendment to the limited liability company agreement provides that such restrictions on sales of all or substantially all of LinnCo’s assets will not restrict any of the transactions described under “—Issuance of Additional Securities” above.

Dissolution

The limited liability company agreement currently provides that LinnCo will dissolve and be wound up upon, among other events, the sale, exchange or other disposition of all or substantially all of the assets and properties of LinnCo, other than in connection with certain types of mergers. The amendment to the limited liability company agreement provides that, in addition to the exception to dissolution for certain types of mergers, the issuance of LinnCo common shares and the purchase of LINN units in any of the transactions described under “—Issuance of Additional Securities” above will not be an event causing LinnCo to dissolve and be wound up.

Covenants

The limited liability company agreement currently provides that LinnCo may not sell, pledge or otherwise transfer LINN units, other than in connection with a transaction involving (i) a merger of LINN, (ii) a tender offer for all LINN units, (iii) a sale of all or substantially all of LINN’s assets or (iv) a cessation of LINN being treated as a partnership for U.S. federal income tax purposes (a “Terminal Transaction”) or other than if LinnCo receives approval from a majority of the outstanding voting shares and a majority of the outstanding common shares, voting as separate classes. The amendment to the limited liability company agreement amends the actions that LinnCo is prohibited from taking to provide that the restriction on the sale, pledge or transfer of LINN units does not include a restriction on the issuance of LinnCo common shares and the purchase of LINN units in any of the transactions described under “—Issuance of Additional Securities” above.

Required Vote

The affirmative vote of a majority of the outstanding voting shares and a majority of the outstanding LinnCo common shares, voting as separate classes, is required to approve each of LinnCo LLC Agreement Amendment Proposal A and LinnCo LLC Agreement Amendment Proposal B. The required vote is based on the number of outstanding shares—not the number of shares actually voted. LINN holds the sole outstanding voting share of LinnCo and has approved the amendment to the limited liability company agreement; therefore, this joint proxy statement/prospectus is being delivered to solicit approval of the amendment to the limited liability company agreement by a majority of the outstanding LinnCo common shares. The approval of BOTH LinnCo LLC Agreement Amendment Proposal A and LinnCo LLC Agreement Amendment Proposal B by the LinnCo common shareholders is a condition to the closing of the merger. In the event that (i) BOTH LinnCo LLC

Agreement Amendment Proposal A and LinnCo LLC Agreement Amendment Proposal B are not approved, or (ii) only one of LinnCo LLC Agreement Amendment Proposal A and LinnCo LLC Agreement Amendment Proposal B is approved, the merger cannot be consummated and the amendment to the limited liability company agreement will not be effective. In the event both proposals are approved by the LinnCo shareholders, but the merger is not consummated, the amendment to the limited liability company agreement will not be effective.

Any abstention from voting by a LinnCo shareholder with respect to either proposal will have the same effect as a vote against such proposal. Likewise, broker non-votes will have the same effect as voting against each proposal. In this case, brokers, banks, trustees and other nominees do not have discretionary authority to vote on these proposals, because these proposals are not routine. Consequently, the failure of a beneficial owner to provide voting instructions to its broker, bank, trustee or other nominee will have the same effect as a vote against each proposal.

The LinnCo board of directors unanimously recommends that LinnCo shareholders vote “FOR” BOTH LinnCo LLC Agreement Amendment Proposal A and LinnCo LLC Agreement Amendment Proposal B.

LINN Pass-Through Proposals

LinnCo Proposal No. 4—Election of LINN Directors

LINN is asking its unitholders to approve the election of each of the six nominees for the LINN board of directors. Pursuant to the LinnCo limited liability company agreement, matters submitted to the LINN unitholders for vote are submitted by LinnCo, in its capacity as a LINN unitholder, to LinnCo common shareholders for vote.

Additional information about this proposal is set forth under “The LINN Annual Meeting—LINN Proposal No. 1—Election of LINN Directors.”

The LinnCo board of directors unanimously recommends a vote “FOR” the election of six nominees for the LINN board of directors.

LinnCo Proposal No. 5—Ratification of the Selection of KPMG LLP as Independent Public Accountant for LINN for 2013

LINN is asking its unitholders to approve the ratification of the selection of KPMG LLP as independent public accountant for LINN for 2013. Pursuant to the LinnCo limited liability company agreement, matters submitted to the LINN unitholders for vote are submitted by LinnCo, in its capacity as a LINN unitholder, to LinnCo common shareholders for vote.

Additional information about this proposal is set forth under “The LINN Annual Meeting—LINN Proposal No. 2—Ratification of Selection of KPMG LLP as Independent Public Accountant for 2013.”

The LinnCo board of directors unanimously recommends a vote “FOR” the ratification of KPMG LLP as independent public accountant for LINN for 2013.

LinnCo Proposal No. 6—LINN Unit Issuance Proposal

LINN is asking its unitholders to approve the issuance of LINN units to LinnCo in connection with the Contribution. Pursuant to the LinnCo limited liability company agreement, matters submitted to the LINN unitholders for vote are submitted by LinnCo, in its capacity as a LINN unitholder, to the LinnCo common shareholders for vote. The approval of this proposal by the LINN unitholders is a condition to the closing of the merger. For more information, regarding the merger, see “The Merger Agreement” as well as the composite merger agreement, which incorporates the amendment to the merger agreement into the text of the initial merger agreement, attached as Annex A to this joint proxy statement/prospectus.

Additional information about this proposal is set forth under “The LINN Annual Meeting—LINN Proposal No. 3—Linn Unit Issuance Proposal.”

The LinnCo board of directors unanimously recommends a vote “FOR” the LINN Unit Issuance Proposal.

LinnCo Proposal No. 7—LTIP Amendment Proposal

The LINN Compensation Committee has approved an amendment and restatement of the LTIP, subject to LINN unitholder approval. LINN is asking its unitholders to approve an amendment to the LTIP, which increases the total number of LINN units authorized to be issued under the LTIP from 12,200,000 units to 21,000,000 units. Pursuant to the LinnCo limited liability company agreement, matters submitted to the LINN unitholders for vote are submitted by LinnCo, in its capacity as a LINN unitholder, to LinnCo common shareholders for vote.

Additional information about this proposal is set forth under “The LINN Annual Meeting—LINN Proposal No. 4—LTIP Amendment Proposal.”

The LinnCo board of directors unanimously recommends a vote “FOR” the LTIP Amendment Proposal.

LinnCo Proposal No. 8—LINN Adjournment Proposal

LINN is asking its unitholders to approve a proposal that will give LINN authority to adjourn the LINN annual meeting to solicit additional proxies, if necessary or appropriate, in favor of all of the proposals voted on by LINN unitholders at the LINN annual meeting. Pursuant to the LinnCo limited liability company agreement, matters submitted to the LINN unitholders for vote are submitted by LinnCo, in its capacity as a LINN unitholder, to LinnCo common shareholders for vote.

Additional information about this proposal is set forth under “The LINN Annual Meeting—LINN Proposal No. 5—LINN Adjournment Proposal.”

The LinnCo board of directors unanimously recommends a vote “FOR” the LINN Adjournment Proposal.

General Proposals

LinnCo Proposal No. 9—Ratification of the Selection of KPMG LLP as Independent Public Accountant for LinnCo for 2013

The audit committee of the LinnCo board of directors (the “LinnCo Audit Committee”) has selected KPMG LLP to continue as its independent public accountant for 2013. KPMG LLP has served as LinnCo’s independent public accountant since 2012. The LinnCo Audit Committee has determined to submit KPMG LLP’s selection to shareholders for ratification. Shareholder ratification of the selection of KPMG LLP as independent public accountant for LinnCo for 2013 is not required by LinnCo’s limited liability company agreement. LinnCo is submitting the selection of KPMG LLP to shareholders for ratification as a matter of good corporate practice. If this selection of independent public accountant is not ratified by the affirmative vote of a majority of votes cast by holders of LinnCo common shares entitled to vote at a meeting at which a quorum is present, the LinnCo

Audit Committee will reconsider its selection of independent public accountant. LinnCo has been advised that no member of KPMG LLP has any direct or material indirect financial interest in the company or, during the past three years, has had any connection with LinnCo in the capacity of promoter, underwriter, voting trustee, director, officer or employee. A representative of KPMG LLP will attend the LinnCo annual meeting. The representative will have the opportunity to make a statement if he desires to do so and to respond to appropriate questions.

Audit Fees

The fees for professional services rendered by KPMG LLP for the audit of LinnCo’s annual financial statements for the fiscal year ended December 31, 2012, and the reviews of the financial statements included in any of LinnCo’s Quarterly Reports on Forms 10-Q for that fiscal year were approximately $325,000.

Audit-Related Fees

KPMG LLP also received fees for services in connection with the LinnCo IPO. These fees totaled approximately $225,000 for the year ended December 31, 2012.

Tax Fees

LinnCo incurred no fees in the fiscal year ended December 31, 2012 for tax-related services provided by KPMG LLP.

All Other Fees

LinnCo incurred no other fees in the fiscal year ended December 31, 2012 for any other services provided by KPMG LLP.

LinnCo Audit Committee Approval of Audit and Non-Audit Services

The LinnCo Audit Committee pre-approves all audit and non-audit services to be provided to LinnCo by its independent public accountant in the upcoming year at the last meeting of each calendar year and at subsequent meetings as necessary. The non-audit services to be provided are specified and may not exceed a specified dollar limit. During the course of a fiscal year, if additional non-audit services are identified, these services are presented to the LinnCo Audit Committee for pre-approval.

Required Vote

Under LinnCo’s limited liability company agreement, shareholder ratification of the selection of KPMG LLP as its independent public accountant for 2013 is not required. However, in the event it elects to submit such ratification for shareholder approval, as it has done here, this approval would require the affirmative vote of a majority of votes cast by holders of LinnCo common shares entitled to vote at a meeting at which a quorum is present. The required vote is based on the number of votes cast—not the number of outstanding shares. Your broker may vote in its discretion on this proposal. Broker non-votes and abstentions will not be included in the vote totals and therefore will not have an effect on the proposal.

In the event of a negative vote on such ratification, the LinnCo Audit Committee will reconsider its selection. Even if the selection is ratified, the LinnCo Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the LinnCo Audit Committee believes that such a change would be in the best interest of LinnCo and its shareholders.

The LinnCo board of directors unanimously recommends a vote “FOR” the ratification of the selection of KPMG LLP as independent public accountant for LinnCo for 2013.

LinnCo Proposal No. 10—LinnCo Adjournment Proposal

LinnCo shareholders are being asked to approve a proposal that will give LinnCo authority to adjourn the LinnCo annual meeting for the purpose of soliciting additional proxies, if necessary or appropriate, in favor of all of the proposals voted on by LinnCo shareholders at the LinnCo annual meeting. If this adjournment proposal is approved, the LinnCo annual meeting could be adjourned to any date; provided that, under the terms of the merger agreement, the adjournment may not be to a day more than 20 days after the date the LinnCo annual meeting was originally scheduled. If the LinnCo annual meeting is adjourned, LinnCo shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use.

Required Vote

The affirmative vote of a majority of votes cast by holders of LinnCo common shares entitled to vote at the LinnCo annual meeting, whether or not a quorum exists, is required to approve the LinnCo Adjournment Proposal. The required vote is based on the number of votes cast—not the number of outstanding shares. Broker non-votes and abstentions will not be included in the vote totals and therefore will not have an effect on the proposal.

The LinnCo board of directors unanimously recommends a vote “FOR” the LinnCo Adjournment Proposal.

THE LINN ANNUAL MEETING

This section contains information about the annual meeting of LINN unitholders. The LINN annual meeting will be held at             , at             , local time, on                     , 2013, subject to any adjournments or postponements. Together with this document, we are also sending you a notice of the LINN annual meeting and a form of proxy that is solicited by the LINN board of directors.

Matters to be Considered

The purpose of the 2013 LINN Annual Meeting is:

•	to approve the election of each of the six nominees for the LINN board of directors;

•	to approve the ratification of the selection of KPMG LLP as independent public accountant for LINN for 2013;

•	to approve the LINN Unit Issuance Proposal;

•	to approve the LTIP Amendment Proposal;

•	to approve the LINN Adjournment Proposal; and

•	to transact such other business as may properly come before the LINN annual meeting or any adjournment or postponement thereof.

Quorum Required

The presence, in person or by proxy, of the holders as of the record date of a majority of outstanding LINN units is necessary to constitute a quorum for purposes of voting on the proposals at the LINN annual meeting. Withheld votes, abstentions and broker non-votes will count as present for purposes of establishing a quorum on the proposals.

How to Vote

If you are a holder of LINN units, you are entitled to one vote at the meeting for each unit that you held as of the record date for each proposal and director nominee. If you do not wish to vote for a particular director nominee, you must clearly identify such nominee on your proxy card. If units are held in street name through a broker and the broker is not given direction on how to vote, the broker will not have discretion to vote such shares on non-routine matters, including the election of directors.

You may vote in person at the LINN annual meeting or by proxy. Even if you plan to attend the LINN annual meeting, LINN encourages you to complete, sign and return your proxy card in advance of the LINN annual meeting. If you plan to attend the LINN annual meeting and wish to vote in person, LINN will give you a ballot at the meeting. However, please note that if your units are held in “street name” (in the name of a broker or by a bank or other nominee), you are considered the beneficial owner of these units and proxy materials are being forwarded to you by your broker or nominee, which is considered, with respect to these units, the unitholder of record. As the beneficial owner, you have the right to direct your broker how to vote; however, since you are not the unitholder of record, you may not vote these units in person at the LINN annual meeting unless you obtain a legal proxy from your brokerage firm. Please mail your completed, signed and dated proxy card in the enclosed postage-paid return envelope as soon as possible so that your units may be represented at the LINN annual meeting.

Revoking Your Proxy

You may revoke your proxy before it is voted at the LINN annual meeting as follows: (i) by delivering, before or at the LINN annual meeting, a new proxy with a later date; (ii) by delivering, on or before the business day prior to the LINN annual meeting, a notice of revocation to LINN’s Corporate Secretary at the address set forth in the notice of the LINN annual meeting; (iii) by attending the LINN annual meeting in person and voting, although your attendance at the LINN annual meeting, without actually voting, will not by itself revoke a previously granted proxy; or (iv) if you have instructed a broker to vote your units, you must follow the directions received from your broker to change those instructions.

All units represented by valid proxies that LINN receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your units voted before signing and returning it, your proxy will be voted:

•	“FOR” the election of each of the six nominees for the LINN board of directors,

•	“FOR” the ratification of the selection of KPMG LLP as independent public accountant for LINN for 2013,

•	“FOR” the LINN Unit Issuance Proposal,

•	“FOR” the LTIP Amendment Proposal, and

•	“FOR” the LINN Adjournment Proposal.

Solicitation of Proxies

LINN will bear its own costs and expenses incurred in connection with the filing, printing and mailing of this joint proxy statement/prospectus and the retention of any information agent or other service provider in connection with the merger. This proxy solicitation is being made by LINN on behalf of the LINN board of directors. LINN has hired Laurel Hill Advisory Group, LLC to assist in the solicitation of proxies. In addition to this mailing, proxies may be solicited by directors, officers or employees of LINN or its affiliates in person or by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services.

Record Date

The close of business on November 14, 2013 has been fixed as the record date for determining the LINN unitholders entitled to receive notice of and to vote at the LINN annual meeting. As of the record date, there were              outstanding units entitled to vote at the LINN annual meeting.

LINN Proposal No. 1—Election of LINN Directors

Members of the LINN board of directors are elected each year at the LINN annual meeting of unitholders. All six of its current board of director members have been nominated to stand for reelection at the LINN annual meeting. LINN encourages its director nominees to attend its annual meetings to provide an opportunity for unitholders to communicate directly with directors about issues affecting the company. LINN anticipates that all director nominees will attend the LINN annual meeting. In 2012, all the current directors attended the LINN annual meeting except Mr. Dunlap, who joined the LINN board of directors after the 2012 annual meeting.

At the LINN annual meeting, LINN’s unitholders will consider and act upon a proposal to elect six directors to its board of directors to serve until the 2014 LINN annual meeting of unitholders. Each of the nominees has consented to serve as a director if so elected. Each nominee who is elected to the LINN board of directors will serve in such capacity until his term expires or his successor has been duly elected and qualified or, if earlier, until such director dies, resigns or is removed. The persons named as proxies in the accompanying proxy card, who have been designated by the LINN board of directors, intend to vote “FOR” the election of each of the director nominees unless otherwise instructed by a unitholder in a proxy card. If any of these nominees becomes unable for any reason to stand for election as a director, the persons named as proxies in the accompanying proxy card will vote for the election of such other person or persons as the LINN board of directors recommends and proposes to replace such nominee or nominees, or the size of the board may be reduced accordingly; however, the LINN board of directors is not aware of any circumstances likely to render any nominee unavailable.

Information concerning the six director nominees is set forth under “Additional Information About Linn Energy, LLC—Management.”

Qualifications of Director Nominees

In making its recommendation to nominate the current directors for reelection, the Nominating and Governance Committee of the LINN board of directors (the “Nominating Committee”) determined that each of George A. Alcorn, David D. Dunlap, Mark E. Ellis, Michael C. Linn, Joseph P. McCoy and Jeffrey C. Swoveland, possess the following qualifications:

•	personal and professional integrity and high ethical standards;

•	good business judgment;

•	an excellent reputation in the industry in which the nominee or director is or has been primarily employed;

•	a sophisticated understanding of LINN’s business or similar businesses;

•	curiosity and a willingness to ask probing questions of management;

•

the ability and willingness to work cooperatively with other members of the LINN board of directors and with LINN’s Chairman, President and Chief Executive Officer and other members of senior management; and

•	the ability and willingness to support LINN with his preparation for, attendance at and participation in board of director meetings.

The LINN Nominating Committee further found that each of the nominees possesses the following experience, qualifications, attributes and skills that, combined with those qualifications identified above, led the LINN Nominating Committee to conclude that such nominee should serve as a member of the LINN board of directors:

George	A. Alcorn

•	As President of Alcorn Exploration, Inc., brings significant knowledge of LINN’s business.

•	Brings significant experience in the oil and natural gas industry, including as former chairman of the Independent Petroleum Association of America (“IPAA”).

•	As member of the board of directors and committees of EOG Resources, Inc., brings experience and expertise serving on public company boards and as nominating committee chair.

David	D. Dunlap

•	As current President, CEO and director of Superior Energy Services, Inc., (“Superior”) brings significant knowledge of public company governance and process.

•	Brings significant experience in the oil and natural gas industry.

•	Brings over 25 years of experience in the well services business.

Mark	E. Ellis

•	As LINN’s current Chairman, President and Chief Executive Officer, is well suited to inform the board of directors of significant strategic matters and to lead the board of directors as Chairman.

•	Brings significant experience in the oil and natural gas industry, including membership in the Society of Petroleum Engineers.

•	As an engineer, brings technical expertise.

Michael	C. Linn

•	As LINN’s founder, brings historical knowledge and strategic experience and is well suited to serve as a link between the board of directors and management.

•	Brings significant experience in the oil and natural gas industry, including as former chairman of the IPAA.

•	As an attorney, brings legal expertise.

Joseph	P. McCoy

•	As former Chief Financial Officer of Burlington Resources Inc., brings significant knowledge of LINN’s business.

•

As former director of Rancher Energy, Inc. and BPI Energy Corp. and current director of Global Geophysical Services, Inc. and Scientific Drilling International, brings experience serving on public company boards.

•

As former Chief Financial Officer and Chief Accounting Officer of Burlington Resources Inc., brings significant financial expertise and experience in the preparation and review of financial statements and disclosure documents.

Jeffrey	C. Swoveland

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As former Vice President and Treasurer and Interim Chief Financial Officer of Equitable Resources, Inc., brings significant financial expertise and experience in the preparation and review of financial statements and disclosure documents.

•	Brings expertise and experience in banking, including credit/financial analysis.

•	As director and former chair of the audit and compensation committees of PDC Energy, Inc., brings experience serving on public company boards and as compensation committee chair.

Information regarding LINN’s Corporate Governance is set forth under “Additional Information About Linn Energy, LLC — Management.”

Required Vote

LINN’s limited liability company agreement provides for “plurality voting” in the election of directors, and directors will be elected by a plurality of the votes cast for a particular position. Each outstanding unit shall be entitled to one vote on all matters submitted to unitholders for approval and in the election of directors.

LINN has six nominees and six available board seats. Each properly executed proxy received in time for the LINN annual meeting will be voted as specified therein. The six nominees receiving the most votes cast at the LINN annual meeting will be elected to the LINN board of directors. Broker non-votes and abstentions will have no effect on this proposal.

The LINN board of directors unanimously recommends a vote “FOR” the election of the six nominees for the LINN board of directors.

LINN Proposal No. 2—Ratification of the Selection of KPMG LLP as Independent Public Accountant for 2013

The Audit Committee of the LINN board of directors (the “LINN Audit Committee”) has selected KPMG LLP to continue as its independent public accountant for 2013. KPMG LLP has served as LINN’s independent public accountant since 2005. The LINN Audit Committee has determined to submit KPMG LLP’s selection to unitholders for ratification. Unitholder ratification of the selection of KPMG LLP as independent public accountant for LINN for 2013 is not required by LINN’s limited liability company agreement. LINN is submitting the selection of KPMG LLP to unitholders for ratification as a matter of good corporate practice. If this selection of independent public accountants is not ratified by the affirmative vote of a majority of votes cast by holders of LINN units entitled to vote at a meeting at which a quorum is present, the LINN Audit Committee will reconsider its selection of independent public accountant. LINN has been advised that no member of KPMG LLP has any direct or material indirect financial interest in LINN or, during the past three years, has had any connection with LINN in the capacity of promoter, underwriter, voting trustee, director, officer or employee. A representative of KPMG LLP will attend LINN’s annual meeting. The representative will have the opportunity to make a statement if he desires to do so and to respond to appropriate questions.

Audit Fees

The fees for professional services rendered by KPMG LLP for the audit of LINN’s annual consolidated financial statements for each of the fiscal years ended December 31, 2011 and 2012, and the reviews of the financial statements included in any of LINN’s Quarterly Reports on Forms 10-Q for each of those fiscal years were approximately $1,300,000 and $1,350,000, respectively.

Audit-Related Fees

KPMG LLP also received fees for services in connection with, and comfort letters for, LINN’s senior notes offerings and equity offerings in 2011 and 2012 as well as an audit of LINN’s 401(k) plan in 2011. These fees totaled approximately $1,100,000 and $730,000 for the years ended December 31, 2011 and 2012, respectively.

Tax Fees

LINN incurred no fees in the fiscal years ended December 31, 2011 and 2012 for tax-related services provided by KPMG LLP.

All Other Fees

LINN incurred no other fees in the fiscal years ended December 31, 2011 and 2012 for any other services provided by KPMG LLP.

LINN Audit Committee Approval of Audit and Non-Audit Services

The LINN Audit Committee pre-approves all audit and non-audit services to be provided to LINN by its independent public accountant in the upcoming year at the last meeting of each calendar year and at subsequent meetings as necessary. The non-audit services to be provided are specified and shall not exceed a specified dollar limit. During the course of a fiscal year, if additional non-audit services are identified, these services are presented to the LINN Audit Committee for pre-approval. All of the services covered under the caption “Audit-Related Fees” were approved by the LINN Audit Committee and none were provided under the de minimis exception of Section 10A of the Exchange Act.

Required Vote

Under LINN’s limited liability company agreement, unitholder ratification of KPMG LLP as its independent public accountant for LINN for 2013 is not required. However, in the event it elects to submit such ratification for unitholder approval, as it has done here, this approval would require the affirmative vote of a majority of votes cast by holders of LINN units entitled to vote at a meeting at which a quorum is present. The required vote is based on the number of votes cast—not the number of outstanding units. Your broker may vote in its discretion on this proposal. Broker non-votes and abstentions will not be included in the vote totals and therefore will not have an effect on the proposal.

In the event of a negative vote on such ratification, the LINN Audit Committee will reconsider its selection. Even if the selection is ratified, the LINN Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the LINN Audit Committee believes that such a change would be in the best interest of LINN and its unitholders.

The LINN board of directors unanimously recommends a vote “FOR” the ratification of KPMG LLP as independent public accountant for LINN for 2013.

LINN Proposal No. 3—LINN Unit Issuance Proposal

LINN units are traded on the NASDAQ, and as a result under NASDAQ Marketplace Rule 5635(a)(2), LINN must seek unitholder approval with respect to issuances of its units when the securities to be issued are being issued in connection with the acquisition of securities of another company and any director, officer or 5% or greater unitholder of LINN has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction and the issuance of LINN units would result in an increase in outstanding units of 5% or more. LinnCo holds greater than 5% of LINN units, and 100% of the interest in LinnCo Merger Sub. As of the record date, LINN had          units outstanding. The number of units (currently estimated to be approximately             ) to be issued by LINN to LinnCo in connection with the Contribution are currently expected to equal approximately     % of outstanding LINN units on a pre-issuance basis, based on the number of units that LINN had outstanding as of the record date. As a result, unless LINN obtains the requisite unitholder approval, LINN’s issuance of units in connection with the Contribution pursuant to the merger agreement would be deemed a violation by the NASDAQ.

In addition, Rule 5635(a)(1) requires unitholder approval with respect to issuances of units when the issuance would exceed 20% of the voting power, or 20% of the number, of the total units outstanding on a pre-transaction basis. Therefore, even if LinnCo was not previously a substantial unitholder of LINN units, the issuance of LINN units to LinnCo in connection with the Contribution would require unitholder approval because this issuance would equal approximately     % of LINN outstanding units on a pre-issuance basis, based on the number of units that LINN had outstanding as of the record date. In the absence of unitholder approval, LINN’s issuance would be a violation of this rule as well. After issuance of the LINN units to LinnCo in connection with the Contribution, LinnCo will own approximately     % of the outstanding LINN units.

The Contribution Agreement

On February 20, 2013, LinnCo and LINN entered into the initial contribution agreement with respect to the issuance of LINN units to LinnCo in connection with the contribution by LinnCo of all of the outstanding limited liability company interests in LinnCo Merger Sub to LINN. On November 3, 2013, LINN and LinnCo entered into Amendment No. 1 to the contribution agreement (the “amendment to the contribution agreement”). A copy of the composite contribution agreement, which incorporates the amendment to the contribution agreement into the text of the initial contribution agreement, is attached as Annex B to this joint proxy statement/prospectus and incorporated by reference herein. The closing of the Contribution is expected to occur on the closing date of the merger. Under the contribution agreement, the number of LINN units to be issued to LinnCo in exchange for all of the limited liability company interests in LinnCo Merger Sub will be equal to the greater of (i) the aggregate number of LinnCo common shares issued in the LinnCo Merger and (ii) the number of LINN units required to cause LinnCo to own no less than one-third of all of the outstanding LINN units following the Contribution.

The contribution agreement contains representations, warranties and covenants of the parties customary for a transaction of this type. In addition, certain covenants under the contribution agreement require each party to use reasonable best efforts to cause the Contribution to be consummated, including filing the appropriate government and regulatory approvals. The closing of the Contribution is subject to certain negotiated conditions, including: the representations and warranties of both parties being true and correct in all material respects, the merger having been consummated, and all waiting periods applicable to the merger contemplated by the HSR Act, and the rules and regulations promulgated thereunder, having been expired or terminated. Satisfaction of the conditions to the consummation of the contribution is a condition to the closing of the merger.

Under the contribution agreement, at the end of each calendar year 2013, 2014 and 2015, LINN and LinnCo will work in good faith to evaluate whether, in addition to any distribution to which LinnCo is entitled with respect to its LINN units, LINN will make one or more special distributions to LinnCo solely out of funds available to make “operating cash flow distributions” (as such term is defined in Treasury Regulations Section 1.707-4(b)(2)) to reasonably compensate LinnCo for the actual increase in tax liability to LinnCo, if any, resulting from the allocation of depreciation, depletion and amortization and other cost recovery deductions using the “remedial allocation method” pursuant to Treasury Regulations Section 1.704-3(d), with respect to the assets acquired in the Contribution. Taking into account the increased ownership of LINN by LinnCo because of the increased number of LINN units to be issued to LinnCo due to the increase exchange ratio of 1.68 LinnCo common shares for each share of Berry common stock and based on current projections and assumptions, the transaction is not currently expected to give rise to any additional tax liability for LinnCo for the next three years over and above LinnCo’s previously disclosed estimates. In addition, the contribution agreement provides that in the event that, within seven years following the Contribution, LINN desires to effect a disposition of a material portion of the assets acquired in a manner that results in a material increase to the tax liability resulting from the allocation of income or gain pursuant to Section 704(c) of the Code (a “Material Disposition Transaction”), such Material Disposition Transaction would be approved by an independent committee appointed for such purpose by the LinnCo board of directors.

Required Vote

The approval of the LINN Unit Issuance Proposal requires the affirmative vote of a majority of votes cast by holders of LINN units entitled to vote at a meeting at which a quorum is present. The required vote is based on the number of votes cast—not the number of outstanding units. Broker non-votes and abstentions will not be included in the vote totals and therefore will not have an effect on the proposal.

The LINN board of directors unanimously recommends a vote “FOR” the LINN Unit Issuance Proposal.

LINN Proposal No. 4—LTIP Amendment Proposal

The compensation committee of the LINN board of directors (the “LINN Compensation Committee”) has approved an amended and restated LTIP (the “LTIP Amendment”), subject to unitholder approval. The LINN Compensation Committee believes that this amendment is necessary to continue to attract and retain high caliber individuals to serve as LINN’s officers, directors and employees. If the LTIP Amendment is approved, it will be effective as of the date of the LINN annual meeting. The LTIP Amendment, if approved, will increase the total number of LINN units authorized to be issued under the LTIP from 12,200,000 units to 21,000,000 units.

LINN believes the LTIP benefits its unitholders by aligning the incentives of LINN’s employees and directors with those of LINN’s unitholders and encouraging employees and directors to seek opportunities for greater unitholder returns. Moreover, the LTIP assists LINN in retaining and motivating excellent personnel and allows LINN to offer competitive compensation packages to attract new employees. LINN’s practice is to grant LTIP awards to every employee regardless of level of responsibility to retain existing employees and to attract new employees in a competitive environment for talent. LINN believes the LTIP’s provisions are consistent with best practices in equity compensation and serve to protect unitholders’ interests. These provisions include, among others:

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Except in connection with a corporate transaction, terms of outstanding awards may not be amended to (1) reduce the exercise price of outstanding options or unit appreciation rights, or (2) cancel outstanding options or unit appreciation rights in exchange for cash, other awards or options or unit appreciation rights with an exercise price that is less than the exercise price of the original options or unit appreciation rights.

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Units withheld to satisfy exercise prices or tax withholding obligations are not available for delivery pursuant to other awards and units underlying a unit appreciation right will not be available for future grant following unit-settled exercise of the unit appreciation right;

•	Distribution equivalent rights (“DERs”) cannot be granted in tandem with options or unit appreciation rights; and

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The ability to grant performance-based awards which is the Compensation Committee’s intent in 2014 as discussed below in “Additional Information about LINN—Management—LINN’s Executive Compensation—Compensation Discussion and Analysis.”

For a more complete description of the LTIP Amendment, please see “—Proposed Amendment and Restatement of the LTIP” below and a copy of the LTIP Amendment attached as Annex D to this joint proxy statement/prospectus and incorporated by reference herein. The statements made in this joint proxy statement/prospectus with respect to the LTIP Amendment should be read in conjunction with, and are qualified in their entirety by reference to, the full text of the LTIP, which is filed as an exhibit hereto.

Proposed Amendment and Restatement of the LTIP

At LINN’s initial public offering in January 2006, LINN authorized 3,900,000 units to be issued under the LTIP. LINN’s 2008 amendment to the LTIP increased the total number of units to be authorized by 8,300,000 units, to a total of 12,200,000 units. Since LINN’s initial public offering, as of September 30, 2013, LINN has made awards of 5,036,238 options, 5,811,013 restricted units, 134,494 phantom units and 754,721 unit grants under the LTIP to its officers, independent directors and certain of its employees, which amounts are shown net of any awards that were canceled, forfeited, exercised, paid or otherwise terminated without the delivery of units and which were added back to the number of units available for awards under the LTIP where permitted by the terms of the LTIP. Accordingly, there are only approximately 460,500 units currently available for issuance with respect to awards under the LTIP. The LTIP Amendment proposes to amend the LTIP a second time to increase the total number of units authorized to be issued under the LTIP from 12,200,000 units to 21,000,000 units, which represents an incremental increase of 8,800,000 units. Under the terms of the LTIP Amendment, the LINN Compensation Committee has the right to determine the appropriate vesting schedule for all future awards.

Background for the Determination of Additional Units Authorized under the LTIP Amendment

In its determination to approve the LTIP Amendment, the LINN Compensation Committee reviewed an analysis prepared by ISS Corporate Services (“ISS”), which included an analysis of certain burn rate, dilution and overhang metrics, peer group market practices and trends, and the costs of the LTIP Amendment, including the estimated shareholder value transfer cost. Specifically, the LINN Compensation Committee considered that:

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In 2012, 2011 and 2010, LINN granted equity awards representing a total of approximately 1,046,590, 1,110,502 and 695,254 units, respectively. LINN also granted 3,400,000 special incentive options in 2012. This level of equity awards represents a three-year average burn rate of 1.93% of LINN’s fully diluted units outstanding.

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LINN had substantially exhausted the unit limit as of January 2012. If the units available are not increased, LINN will have lost an important compensation tool aligned with unitholder interests to attract, motivate and retain highly qualified talent.

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Based on historical usage, if the LTIP Amendment is approved, LINN estimates that the units reserved for issuance under the LTIP would be sufficient for approximately 3 to 4 years of awards, assuming LINN continues to grant awards consistent with historical usage and current practices, as reflected in its three-year average burn rate, and noting that future circumstances may require LINN to change its current equity grant practices. Based on the foregoing, LINN expects it would require an additional increase to the unit reserve under the LTIP in 2016 or 2017 (primarily dependent on the future price of

LINN units, award levels/amounts and hiring activity during the next few years), noting again that the unit reserve under the LTIP could last for a longer or shorter period of time, depending on future equity grant practices, which LINN cannot predict with any degree of certainty at this time.

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The total aggregate equity value of the additional authorized units being requested under the LTIP Amendment (above the units already available for issuance under the LTIP), based on the closing price for LINN’s units on September 30, 2013 is approximately $228 million. Based upon its analysis, ISS concluded that LINN’s unitholder value transfer as a percentage of market capitalization was 5%, which was within an allowable range under the policies of unitholder proxy advisory services. For its analysis, ISS used a 200-day average stock price of $34.23 to calculate market capitalization.

In light of the factors described above, and the fact that the ability to continue to grant equity compensation is vital to LINN’s ability to continue to attract and retain employees in the competitive labor markets in which it competes, the LINN Compensation Committee has determined that the increase in the size of the unit reserve under the LTIP is reasonable and appropriate at this time. The LINN Compensation Committee will not create a subcommittee to evaluate the risks and benefits for issuing the additional authorized units requested.

Required Vote

Adoption of the LTIP Amendment Proposal requires the affirmative vote of a majority of votes cast by holders of LINN units entitled to vote at a meeting at which a quorum is present. The required vote is based on the number of votes cast—not the number of outstanding units. Broker non-votes and abstentions will not affect the outcome of this proposal.

Effects of Approval

If the LTIP Amendment Proposal is approved, then LINN will use the additional units under the LTIP to provide incentive to its officers and directors, as well as all other employees for superior performance and to enhance LINN’s ability to attract and retain the services of individuals essential for LINN’s growth and profitability. The LTIP Amendment will be effective immediately upon the approval of LINN unitholders.

Effects of Failure to Approve

If the LTIP Amendment Proposal is not approved, LINN will be unable to award any grants under the LTIP beyond the current number of authorized units because the NASDAQ Marketplace Rules require unitholder approval of such increase in authorized units under an equity compensation plan. Current availability under the LTIP has been substantially exhausted, thus the Compensation Committee would be required to consider other alternatives not involving equity-based awards (such as additional cash bonuses) to help attract, retain and motivate new employees and key individuals who are currently LINN employees or who become employees as a result of any future acquisitions or hirings.

Additional information about the LTIP is set forth under “Additional information about LINN Energy, LLC—Management—Summary Description of the Linn Energy, LLC Long-Term Incentive Plan.”

The LINN board of directors unanimously recommends a vote “FOR” the LTIP Amendment Proposal.

LINN Proposal No. 5—LINN Adjournment Proposal

LINN is asking its unitholders to approve a proposal that will give LINN authority to adjourn the LINN annual meeting to solicit additional proxies, if necessary or appropriate, in favor of all of the proposals voted on by LINN unitholders at the LINN annual meeting. If this adjournment proposal is approved, the LINN annual meeting could be adjourned to any date; provided that, under the terms of the merger agreement, the adjournment may not be to a day more than 20 days after the date the LINN annual meeting was originally scheduled without the consent of Berry (other than adjournments or postponements required by applicable law). If the LINN annual meeting is adjourned, LINN unitholders who have already submitted their proxies will be able to revoke them at any time prior to their use.

Required Vote

The affirmative vote of a majority of votes cast by holders of LINN units entitled to vote at the annual meeting, whether or not a quorum exists, is required to approve the LINN Adjournment Proposal. The required vote is based on the number of votes cast—not the number of outstanding units. Abstentions and broker non-votes will not affect the outcome of this proposal.

The LINN board of directors unanimously recommends a vote “FOR” the LINN Adjournment Proposal.

THE MERGER

Effect of Merger

Berry, LinnCo and LINN have entered into the merger agreement, which provides that, upon the terms and subject to the conditions set forth in the merger agreement, LinnCo will acquire Berry, and contribute Berry to LINN in a multi-step transaction.

Berry has formed HoldCo and Bacchus Merger Sub for purposes of creating a holding company structure. In the first step, Bacchus Merger Sub will be merged with and into Berry (the “HoldCo Merger”), and the Berry stockholders will receive one share of HoldCo common stock for each share of Berry common stock they own, after which Berry will be a wholly owned subsidiary of Holdco. Second, Berry will be converted from a Delaware corporation to a Delaware limited liability company (the “Conversion”). Set forth below is a diagram depicting the structure of the steps described above:

After the Conversion, HoldCo will be merged with and into LinnCo Merger Sub, with LinnCo Merger Sub surviving as a wholly owned subsidiary of LinnCo (the “LinnCo Merger”). Finally, LinnCo will contribute all of the outstanding membership interests in LinnCo Merger Sub to LINN (the “Contribution”) in exchange for newly issued LINN units (the “Issuance”), after which Berry will be an indirect wholly owned subsidiary of LINN. Set forth below is a diagram depicting the structure of the steps described above:

We refer to the Holdco Merger, the Conversion, the LinnCo Merger, the Contribution and the Issuance together as the “transactions.” Set forth below is a diagram depicting the structure of the combined entity after the effect of the transactions described above:

Background of the Merger

The board of directors and management of each of Berry, LINN and, following its initial public offering in October 2012, LinnCo have periodically evaluated and considered a variety of financial and strategic opportunities as part of their strategy to maximize securityholder value.

As part of Berry’s evaluation of financial and strategic opportunities, members of Berry management engaged in discussions during the summer of 2011 with members of management of an independent publicly traded oil and natural gas exploration and production company (which we refer to as “Company A”) regarding the possibility of an acquisition of Berry for stock in Company A and cash. On July 20, 2011, Berry and Company A executed a confidentiality agreement and exchanged information in connection with the evaluation of a potential transaction. Later that summer, following its review of this information, and taking into consideration changes in the stock prices of both companies, Berry determined that pursuing a transaction with Company A was no longer in the best interest of Berry and its stockholders, and the parties discontinued their discussions regarding a potential transaction.

In July 2012, members of Berry management engaged in discussions with members of management of another independent publicly traded oil and gas exploration and production company (which we refer to as “Company B”) regarding the possibility of a stock-for-stock merger in which neither company’s stockholders would receive a meaningful premium to then current trading prices. On August 3, 2012, Berry and Company B executed a confidentiality agreement to facilitate the exchange of information in connection with the evaluation of a potential transaction. In October 2012, Company B indicated to Berry that it was no longer interested in pursuing discussions regarding a merger.

On December 17, 2012, on behalf of LinnCo and LINN, representatives of Citigroup contacted Robert F. Heinemann, President and Chief Executive Officer of Berry, to determine whether Mr. Heinemann would be willing to meet with Mark E. Ellis, Chairman, President and Chief Executive Officer of LINN and LinnCo, regarding a potential business combination transaction between Berry and LinnCo.

On December 18, 2012, Mr. Heinemann met Mr. Ellis in Plano, Texas. At the meeting, Mr. Ellis explained that LinnCo and LINN were interested in pursuing an acquisition of Berry by means of a stock-for-stock merger between Berry and LinnCo. The companies did not discuss any other terms of such a transaction, including any potential exchange ratio. Mr. Ellis and Mr. Heinemann agreed to work toward executing a mutually agreeable confidentiality agreement in order to facilitate the exchange of information between the parties. At the conclusion of the meeting, Mr. Heinemann told Mr. Ellis that he would inform the chairman of the Berry board of directors of their discussion.

On January 2, 2013, Berry contacted Credit Suisse regarding the potential engagement of Credit Suisse as a financial advisor to Berry in connection with a potential transaction, including a potential merger with LinnCo.

On January 3, 2013, Berry and LINN executed a confidentiality agreement to facilitate the exchange of information in connection with the evaluation of a potential transaction, and following the execution of the confidentiality agreement, the parties began exchanging information.
On January 4, 2013, LINN engaged Latham & Watkins LLP (which we refer to as “Latham & Watkins”) as its legal advisor in connection with a potential transaction. Later that month, LinnCo engaged Citigroup as its financial advisor, and Berry engaged Credit Suisse as its financial advisor and Wachtell, Lipton, Rosen & Katz (which we refer to as “Wachtell Lipton”) as its legal advisor in connection with a potential transaction.

On January 14, 2013, Mr. Heinemann informed Martin H. Young, Jr., chairman of the Berry board of directors, of his conversation with Mr. Ellis regarding a potential business combination between Berry and LinnCo. Two days later, on January 16, 2013, the Berry board of directors held a telephonic conference at which Mr. Heinemann informed the other directors of his discussions with Mr. Ellis. After discussion, the Berry board of directors agreed that management should continue to pursue discussions with LinnCo and LINN regarding a potential transaction.

Following the meeting, from January 17 to 19, 2013, Berry, LinnCo and LINN continued to exchange financial information and other due diligence information regarding their respective companies and business plans.

On January 24, 2013, Mr. Ellis and LINN management presented to the LinnCo and LINN boards of directors, at a regularly scheduled meeting of the boards, a potential structure of a corporate acquisition and an overview of Mr. Ellis’s discussions with Mr. Heinemann thus far. Following these meetings on the same day, Mr. Ellis contacted Mr. Heinemann to inform him that the LinnCo and LINN boards of directors had met and discussed the potential transaction, and that, although he was not yet authorized to make a proposal, LinnCo would likely propose a stock-for-stock merger that would provide Berry stockholders with a value of $43 to $44 per share based on the current LinnCo share price and would be tax-free to the Berry stockholders. Mr. Ellis informed Mr. Heinemann that the LinnCo and LINN boards of directors would meet again on January 29, 2013 and that Mr. Ellis would contact Mr. Heinemann on that date with a proposed exchange ratio.

On January 25, 2013, members of management of Berry, LinnCo and LINN and their respective financial and legal advisors held a conference call to discuss the potential structure and the related sequence of steps for the stock-for-stock merger between Berry and LinnCo, including a holding company merger between Berry and a newly formed subsidiary, to be followed by Berry’s conversion into a limited liability company, in order to facilitate LinnCo’s contribution of Berry to LINN following the merger in exchange for LINN units. The parties and their respective advisors also discussed the post-closing tax profile of LinnCo and LINN. LinnCo’s advisors further explained that they expected that independent committees of directors at both LinnCo and LINN would be established to consider and review the Contribution.

Also, on January 25, 2013, the Berry board of directors held a telephonic conference at which Mr. Heinemann updated the other directors on the results of the conference call among Berry, LinnCo and LINN management and their respective advisors, as well as to inform them of the anticipated timing and next steps in the process.

On the morning of January 29, 2013, the LinnCo and LINN boards of directors held a joint special meeting at which management presented an overview of the Berry assets and the strategic rationale for the transaction. At the request of the LinnCo and LINN boards of directors, Latham & Watkins was also in attendance. Management then reviewed a financial model demonstrating the accretive nature of the transaction. The LinnCo and LINN boards of directors discussed with management a process by which each board would create a Conflicts Committee comprised of independent directors and the proposed duties of each of those Conflicts Committees. At this meeting, Mr. Ellis discussed the status of discussions with Mr. Heinemann regarding a potential business combination transaction between Berry and LinnCo. The LinnCo and LINN boards of directors authorized Mr. Ellis to propose a stock-for-stock merger between Berry and LinnCo in which each share of Berry common stock would be converted into between 1.10 and 1.15 LinnCo common shares. Mr. Ellis was not authorized by the boards of directors to proceed with a transaction with an exchange ratio above 1.15 LinnCo common shares for each share of Berry common stock without seeking further approval of both boards of directors.

On January 29, 2013, the Berry board of directors held a telephonic meeting. At the request of the Berry board of directors, representatives from Credit Suisse and Wachtell Lipton were also in attendance. At this meeting, Mr. Heinemann described his discussions with Mr. Ellis regarding a potential business combination transaction between Berry and LinnCo, and noted that he expected Mr. Ellis to call him later in the day to propose an exchange ratio for the transaction. Representatives of Credit Suisse then provided an overview of LinnCo and LINN and discussed some of the differences between corporations, master limited partnerships (“MLPs”) and limited liability companies (“LLCs”). Wachtell Lipton presented information regarding the board’s fiduciary duties in considering any proposal. After discussion, the Berry board of directors agreed that management should continue to pursue discussions with LinnCo and LINN regarding a potential transaction.

On January 29, 2013, Mr. Ellis called Mr. Heinemann and informed him that LinnCo was prepared to move forward with a stock-for-stock merger between Berry and LinnCo in which each share of Berry common stock would be converted into 1.10 LinnCo common shares. Mr. Heinemann informed Mr. Ellis that he would discuss the proposal with the Berry board of directors.

On February 1, 2013, the Berry board of directors held a meeting in Houston, Texas. At the request of the Berry board of directors, representatives from Credit Suisse and Wachtell Lipton were also in attendance. At the meeting, Mr. Heinemann informed the Berry board of directors that Mr. Ellis had proposed an all-stock merger between Berry and LinnCo on the basis of an exchange ratio of 1.10 LinnCo common shares for each share of Berry common stock. Representatives from Credit Suisse discussed certain additional information and preliminary financial analyses with respect to LinnCo and LINN. The Berry board of directors, with the assistance of Berry management and Berry’s legal and financial advisors, discussed various legal, financial and business implications of the potential transaction. The Berry board of directors, with the assistance of Berry management and its advisors, also reviewed certain aspects of the MLP sector, including its tax treatment. Members of Berry management, with the assistance of Berry’s financial advisors, then reviewed the stand-alone business plans of Berry and potential benefits and risks of such business plan. Wachtell Lipton presented information regarding the board’s fiduciary duties in considering the acquisition proposal. Following discussion, the Berry board of directors authorized Mr. Heinemann to continue discussions with Mr. Ellis regarding a potential acquisition of Berry by LinnCo, but directed management to seek increased consideration in order to maximize value to Berry stockholders. In addition, the Berry board of directors authorized Credit Suisse to privately contact certain other companies to determine whether they would be interested in a potential combination with Berry.

On February 2, 2013, Mr. Heinemann contacted Mr. Ellis to discuss the potential terms of an acquisition of Berry by LinnCo. Mr. Heinemann informed Mr. Ellis that the Berry board of directors had discussed the LinnCo proposal and concluded that the proposed exchange ratio of 1.10 was insufficient. Mr. Heinemann informed Mr. Ellis that he would be able to recommend a transaction at an exchange ratio of 1.275 LinnCo common shares for every share of Berry common stock. Mr. Ellis responded that an exchange ratio of 1.275 LinnCo common shares would not be acceptable.

On February 3, 2013, Mr. Ellis contacted Mr. Heinemann and proposed an exchange ratio of 1.15 LinnCo common shares for each share of Berry common stock. Mr. Heinemann expressed his view that such an exchange ratio would not be acceptable to the Berry board of directors and that an exchange ratio of 1.20 LinnCo common shares would more likely be acceptable. Following further discussion and negotiation, Mr. Ellis informed Mr. Heinemann that he was prepared to recommend to the LinnCo board of directors that LinnCo move forward with evaluation of a potential acquisition of Berry in a stock-for-stock merger on the basis of an exchange ratio of 1.19 LinnCo common shares for each share of Berry common stock. At the conclusion of the conversation, Mr. Heinemann informed Mr. Ellis that he would discuss the proposal with the Berry board of directors.

On February 4, 2013, the Berry board of directors held a telephonic meeting. At the request of the Berry board of directors, representatives from Credit Suisse and Wachtell Lipton were also in attendance. At the meeting, Mr. Heinemann informed the Berry board of directors that after discussion and negotiations and subject to the approval of the LinnCo board of directors, LinnCo was prepared to move forward with the proposed exchange ratio of 1.19 LinnCo common shares for each share of Berry common stock. During the meeting, representatives from Credit Suisse reviewed certain preliminary financial analyses with respect to a potential acquisition of Berry by LinnCo at an exchange ratio of 1.19 LinnCo common shares per share of Berry common stock. At the conclusion of the meeting, the Berry board of directors authorized Mr. Heinemann to continue discussions with Mr. Ellis regarding a potential acquisition of Berry by LinnCo on the basis of an exchange ratio of 1.19 LinnCo common shares per share of Berry common stock.

On February 4, 2013, at a joint special meeting of the LinnCo and LINN boards of directors, Mr. Ellis provided an update on his discussions with Mr. Heinemann and informed the boards of directors that he and Mr. Heinemann had discussed an exchange ratio of 1.19 LinnCo common shares per share of Berry common stock. Management presented the boards of directors with an updated financial model demonstrating the accretion of the transaction at the 1.19 exchange ratio. Following discussion, the LinnCo board of directors authorized Mr. Ellis to continue discussions with Mr. Heinemann regarding a potential acquisition of Berry by LinnCo on the basis of an exchange ratio of 1.19 LinnCo common shares per share of Berry common stock.

At the same meeting on February 4, 2013, the LinnCo and LINN boards of directors also approved an increase in the size of the LinnCo board of directors and recommended to LINN, as the sole holder of the share providing the right to appoint the LinnCo board of directors, the election of Linda M. Stephens to fill the vacancy. At a meeting immediately following the joint special meeting of the LinnCo and LINN boards of directors, LINN, as the sole holder of the share providing the right to appoint the LinnCo board of directors, voted to elect Linda M. Stephens to fill the vacancy on the LinnCo board of directors. Ms. Stephens was also subsequently added to the LINN board of directors by unanimous written consent upon recommendation of the Nominating and Governance Committee of the LINN board of directors. The LinnCo and LINN boards of directors also approved the formation of the LinnCo Conflicts Committee, comprised of Terence Jacobs and Linda Stephens, and the LINN Conflicts Committee, comprised of David Dunlap and Jeffrey Swoveland, respectively, for consideration of the contribution of Berry to LINN following the merger in exchange for LINN units and the post-closing tax profile of LinnCo and LINN. Each Conflicts Committee was granted the authority to engage such legal, financial and other advisors as it deemed necessary or appropriate.

Over the next week, the members of the LinnCo Conflicts Committee hired Locke Lord LLP (which we refer to as “Locke Lord”) as its legal advisor and Evercore as its financial advisor. In addition, the members of the LINN Conflicts Committee hired Akin Gump Strauss Hauer & Feld LLP (which we refer to as “Akin Gump”) as its legal advisor and Greenhill as its financial advisor.

Throughout February 2013, members of management of Berry and of LinnCo and LINN, with the assistance of their respective financial and legal advisors, held discussions and shared financial information as part of their evaluation of the other’s businesses.

In addition, throughout February 2013, the LinnCo Conflicts Committee and its legal and financial advisors and the LINN Conflicts Committee and its legal and financial advisors, together with members of LINN management and Latham & Watkins, held a number of discussions regarding the structure of the contribution of Berry to LINN following the merger, the deferred tax liability to be incurred by LinnCo if the merger was consummated and the number of LINN units to be issued to LinnCo in connection with the Contribution and Issuance.

On February 5 and 6, 2013, representatives of Credit Suisse contacted representatives of two large public oil and gas companies (which we refer to as “Company C” and “Company D”) to inquire whether either company would potentially be interested in engaging in a business combination transaction with Berry. As authorized and requested by the Berry board of directors, Credit Suisse indicated to each that Berry had received a proposal for a consensual transaction on terms reflecting a premium to the then-current market price of Berry common stock that was reasonably likely to result in a transaction being announced in the next two to three weeks. After several follow-up discussions, Company C indicated that, based upon its review of publicly available information with respect to Berry, its preliminary valuation of Berry would imply a transaction price per share of Berry common stock approximately equal to the then-current market price of Berry common stock. Company D indicated that the possibility of a transaction with Berry would be reviewed internally and requested certain maps showing Berry’s properties, which were not available and consequently were not provided to Company D. Although representatives of Credit Suisse reiterated in several follow-up conversations with Company D that it was reasonably likely that a transaction would be announced shortly, Company D ultimately did not make an acquisition proposal to Berry.

On February 6, 2013, on behalf of LinnCo and LINN, Latham & Watkins sent a draft merger agreement (the “initial merger agreement”) to Wachtell Lipton, as counsel to Berry. After reviewing the draft initial merger agreement, Berry determined that there were several significant issues in the initial merger agreement, including that (1) Berry would be obligated to pay LinnCo a termination fee of up to 4% of the equity value of the transaction (plus an additional 1% of the equity value of the transaction for expense reimbursement) in the event that the initial merger agreement were terminated in certain circumstances, (2) Berry did not have a right to terminate the initial merger agreement in order to accept an unsolicited superior proposal, (3) Berry did not have a right to terminate the initial merger agreement if there were a material adverse effect on LinnCo or LINN, and (4) the LINN board of directors and the LinnCo board of directors had the right to change its recommendation for the transaction for any reason, without any requirement to pay any termination fee to Berry.

On February 6, 2013, LinnCo and LINN sent to Berry a list of document and information requests regarding Berry’s business for its due diligence review.

On February 9, 2013, on behalf of Berry, Wachtell Lipton sent a revised draft of the initial merger agreement to Latham & Watkins, as counsel to LinnCo and LINN. The revised draft initial merger agreement reduced the total potential termination fee and expense reimbursement payment from the aggregate of 5% of the equity value of the transaction to 2.5% of the equity value of the transaction, and provided that LinnCo would be obligated to pay Berry this termination fee in the event that the initial merger agreement were terminated as a result of a change in recommendation for the transaction by either the LinnCo board of directors or the LINN board of directors. Wachtell’s revised draft of the initial merger agreement also provided Berry with a right to terminate the initial merger agreement in order to accept a superior proposal. Furthermore, the revised draft permitted Berry to terminate the initial merger agreement if there were a material adverse effect on LinnCo or LINN.

On February 11, 2013, LinnCo, LINN, certain of their respective officers and directors, the LinnCo Conflicts Committee, the LINN Conflicts Committee, and each of their respective legal and financial advisors participated in a meeting at the offices of LinnCo and LINN. The meeting participants engaged in a detailed discussion regarding the contemplated structure and timeline for the proposed transaction.

On February 11, 2013, Latham & Watkins sent a revised draft of the initial merger agreement to Wachtell Lipton. As compared to LinnCo’s original draft of the initial merger agreement, the revised draft merger agreement provided that Berry would be obligated to pay LinnCo a total termination fee and expense reimbursement of up to 4% of the equity value of the transaction, instead of up to 5% of the equity value of the transaction. It also provided that LinnCo would be obligated to pay Berry the termination fee in the event that the initial merger agreement were terminated as a result of a change in recommendation for the transaction by either the LinnCo board of directors or the LINN board of directors. Furthermore, the revised draft permitted Berry to terminate the initial merger agreement if there were a material adverse effect on LinnCo or LINN. However, the revised draft of the initial merger agreement did not permit Berry to terminate the initial merger agreement in order to accept a superior proposal.

On February 12, 2013, representatives of management of each of Berry and of LinnCo and LINN, together with their respective financial advisors, met in Denver, Colorado. At that meeting, Berry management presented information regarding Berry to the management and advisors of LinnCo and LINN, and LinnCo and LINN management presented information regarding LinnCo and LINN to the management and advisors of Berry. Mr. Ellis and Mr. Heinemann met separately and discussed board and critical management structure. Mr. Heinemann proposed the appointment of two Berry directors to the LinnCo or LINN board of directors following the closing of the merger. Mr. Ellis agreed to consider one Berry director being appointed to the LinnCo or LINN board of directors. At the request of certain members of the Berry board of directors, Mr. Ellis subsequently spoke telephonically with one of such members about the rationale for the transaction and key integration issues.

During the period from February 14, 2013 through February 16, 2013, an equity analyst published a report and Barron’s published an article questioning LINN’s practices and its accounting relating to derivatives. On February 15, 2013, LINN published a response to such reports on its website and filed a current report on Form 8-K, explaining that its practices and accounting relating to these derivatives were accurate and appropriate.

On February 15, 2013, the Berry board of directors held a meeting in Denver. At the request of the Berry board of directors, representatives from Credit Suisse and Wachtell Lipton were also in attendance. During the meeting, representatives from Credit Suisse discussed Credit Suisse’s updated preliminary financial analyses of the proposed transaction with LinnCo and LINN reflecting, among other things, changes in the stock prices of each of Berry, LinnCo and LINN since the commencement of discussions between the parties. Credit Suisse noted that the price of Berry common stock had increased, and the price of LinnCo common shares and LINN units had decreased, since the parties had initially discussed an exchange ratio of 1.19. Wachtell Lipton then updated the Berry board of directors on the status of the negotiations regarding the initial merger agreement. Following discussion, the Berry board of directors authorized Mr. Heinemann to further discuss with Mr. Ellis the proposed exchange ratio and to seek an increase in the proposed consideration to be paid to Berry stockholders. At this meeting, representatives of Credit Suisse updated the Berry board of directors regarding their discussions on behalf of the Berry board of directors with each of Company C and Company D, including the fact that, despite having previously informed Company C and Company D that Berry had received a friendly proposal at a premium that was reasonably likely to result in a transaction being announced in the next two to three weeks, neither had made a proposal to acquire Berry.

On February 15, 2013, following the Berry board of directors meeting, Mr. Heinemann and Mr. Ellis spoke telephonically. Mr. Heinemann informed Mr. Ellis that the Berry board of directors had concluded that the previously discussed exchange ratio of 1.19 LinnCo common shares per outstanding share of Berry common stock was no longer acceptable, and that Berry would require an increase in the exchange ratio in order to move forward with the proposed transaction.

During the weekend of February 16, 2013, representatives of each of Berry, LINN and LinnCo met to review and discuss LINN’s accounting practices relating to derivatives with representatives of each party’s outside legal and financial advisors. LINN management reviewed with Berry management and its advisors the various disclosures made by LINN in its Current Report on Form 8-K filed on February 15, 2013, which were intended to address the points made in the Barron’s article and the equity analyst report pertaining to LINN’s practices and accounting relating to derivatives. LINN explained to Berry management and its advisors that these points related to

LINN’s presentation of certain non-GAAP measures, including adjusted EBITDA, and not LINN’s GAAP accounting. LINN and Berry management noted the decrease in the LinnCo share price following the publication of the equity analyst report and the Barron’s article but no changes to the merger agreement were discussed. During the week of February 18, 2013, research reports were published by Raymond James, Baird, UBS and Wells Fargo that were supportive of LINN and reaffirmed or reiterated each analyst’s existing positive rating on LINN units. On February 19, 2013, representatives of Berry, LINN and LinnCo met with each party’s independent public accounting firms to review and discuss LINN’s accounting practices relating to derivatives.

Early during the week of February 18, 2013, representatives of Greenhill and Evercore met with members of Berry management to conduct financial due diligence regarding Berry.

On the evening of February 19, 2013, Mr. Ellis and Mr. Heinemann discussed the terms of the potential acquisition, including the exchange ratio, the termination fees to be paid by the parties in the event of a termination of the initial merger agreement under specified circumstances, whether the Berry board of directors would have the right to terminate the initial merger agreement if it received an unsolicited superior offer, how expenses and any gains and losses on hedging arrangements would be handled in the event of termination of the initial merger agreement and Berry’s representation on the LinnCo or LINN board of directors. Mr. Ellis further explained that, subject to the approval of the LinnCo Conflicts Committee and the LINN Conflicts Committee, it was contemplated that LINN would pay to LinnCo an additional cash distributions of $6 million for each of the three years following the closing of the transaction to reasonably compensate LinnCo for the actual increase in LinnCo’s tax liability. During this discussion, Mr. Ellis proposed a revised exchange ratio of 1.23 LinnCo common shares per outstanding share of Berry common stock. In response to Mr. Heinemann’s proposed 1.27 exchange ratio, Mr. Ellis ultimately increased his proposed exchange ratio to 1.25. Mr. Ellis and Mr. Heinemann further agreed that the initial merger agreement would provide that the Berry board of directors would maintain the right to terminate the initial merger agreement in order to accept an unsolicited superior offer, that the termination fee would be 3.25% of the equity value of the proposed transaction, that one member of the Berry board of directors would serve on either the LinnCo or LINN board of directors and for the allocation of hedging gains and losses in different circumstances if the initial merger agreement would later be terminated.

Later that evening, following further discussions between Mr. Heinemann and members of the Berry board of directors, Mr. Heinemann called Mr. Ellis and requested again that the exchange ratio be increased to 1.27 LinnCo common shares per outstanding share of Berry common stock. Mr. Ellis responded that LinnCo would not proceed with a transaction at an exchange ratio in excess of 1.25 LinnCo common shares per share of Berry common stock.

Following this discussion, and understanding that LinnCo would not proceed with an exchange ratio in excess of 1.25 LinnCo common shares, Mr. Heinemann called Mr. Ellis and informed him that he would recommend to the Berry board of directors a transaction at an exchange ratio of 1.25 LinnCo common shares per share of Berry common stock.

On February 19, 2013, Terence Jacobs and Linda Stephens, the members of the LinnCo Conflicts Committee, resigned from the LINN board of directors. In addition, David Dunlap and Jeffrey Swoveland, the members of the LINN Conflicts Committee, resigned from the LinnCo board of directors. The LinnCo Conflicts Committee and the LINN Conflicts Committee were formed to determine the fairness to LinnCo and LINN, respectively, of the contribution agreement, the contribution consideration and the Contribution. The LINN board of directors and the LinnCo board of directors determined that Mr. Jacobs and Ms. Stephens should resign from the LINN board of directors, and that Messrs. Dunlap and Swoveland should resign from the LinnCo board of directors to ensure the independence of the LinnCo Conflicts Committee from the LINN board of directors and the LINN Conflicts Committee from the LinnCo board of directors. The resignations of Mr. Jacobs and Ms. Stephens from the LINN board of directors and Messrs. Dunlap and Swoveland from the LinnCo board of directors created vacancies on each board of directors but did not have any other impact on the boards of directors of LinnCo or LINN or their ability to make a determination regarding the merger or the Contribution.

On February 19 and 20, 2013, the LinnCo Conflicts Committee and the LINN Conflicts Committee finalized discussions regarding the terms of the contribution agreement, including with respect to the number of LINN units to be issued to LinnCo and the payment to be made by LINN to LinnCo to reasonably compensate LinnCo for the actual increase in LinnCo’s tax liability as well as a negotiated commitment that any proposed disposition of a material portion of the acquired assets in a manner that would result in a material increase to the tax liability of LinnCo would require approval of an independent committee of LinnCo for a period of seven years after the merger.

On February 19 and February 20, 2013, Latham & Watkins and Wachtell Lipton held a series of calls to resolve the remaining issues in the initial merger agreement, the disclosure schedules to the merger agreement and related agreements.

On February 20, 2013, the LinnCo Conflicts Committee had meetings at which the most recent terms of the initial merger agreement and initial contribution agreement were discussed. At the request of the LinnCo Conflicts Committee, Evercore and Locke Lord were present. Evercore gave its oral opinion that, as of February 20, 2013, the contribution consideration was fair, from a financial point of view, to LinnCo, taking into account the proposed transaction as a whole, including the deferred tax liability. The LinnCo Conflicts Committee then approved the initial contribution agreement, the contribution consideration and the Contribution and recommended that the LinnCo board of directors approve the initial contribution agreement, the contribution consideration and the Contribution.

On February 20, 2013, the LINN Conflicts Committee had a meeting at which the most recent terms of the initial merger agreement and initial contribution agreement were discussed. At the request of the LINN Conflicts Committee, Greenhill and Akin Gump were present. Greenhill gave its oral opinion to the LINN Conflicts Committee (which was subsequently confirmed in writing by delivery of Greenhill’s written opinion addressed to the LINN Conflicts Committee dated the same day) that, as of February 20, 2013, and based upon and subject to the limitations and assumptions stated in its opinion, the proposed Contribution pursuant to the initial contribution agreement and the initial merger agreement was fair, from a financial point of view, to LINN. The LINN Conflicts Committee then approved the initial contribution agreement, the contribution consideration and the Contribution and recommended that the LINN board of directors approve the initial contribution agreement, the contribution consideration and the Contribution.

On February 20, 2013, the LinnCo board of directors and LINN board of directors held a joint special meeting. Representatives from Citigroup and Latham & Watkins were also in attendance. LinnCo management updated the boards of directors on discussions and negotiations between the parties since the prior meeting of the boards of directors and presented an updated financial model based on the agreed upon exchange ratio of 1.25 LinnCo common shares per share of Berry common stock. Mr. Ellis described his discussions with Mr. Heinemann and their proposed resolution of certain open issues in the initial merger agreement, including the exchange ratio, the termination fee, the right of the Berry board of directors to terminate the initial merger agreement if it were to receive an unsolicited superior offer, allocation of hedging gains and losses upon termination of the initial merger agreement under various circumstances and Berry representation on the LinnCo or LINN board of directors. Representatives from Latham & Watkins then described the terms of the draft initial merger agreement and initial contribution agreement, including that, as a result of the negotiations between the LinnCo Conflicts Committee and the LINN Conflicts Committee, LINN agreed that for three years following the closing of the transaction, it would pay to LinnCo additional cash distributions of $6 million per year to reasonably compensate LinnCo for the actual increase in LinnCo’s tax liability. At the request of the LinnCo and LINN boards of directors, representatives from Citigroup reviewed and discussed their financial analyses of Berry, LinnCo and LINN and the proposed transaction among the parties. Thereafter, at the request of the LinnCo board of directors, Citigroup rendered its oral opinion to the LinnCo board of directors (which was subsequently confirmed in writing by delivery of Citigroup’s written opinion addressed to the LinnCo board of directors dated the same date) to the effect that, as of February 20, 2013 and based upon and subject to the matters described in its opinion, the exchange ratio provided for in the initial merger agreement, was fair, from a financial point of view, to LinnCo. The Conflicts Committee of each of LinnCo and LINN each then gave its recommendation that the initial contribution agreement be approved by the LinnCo and LINN boards of directors, respectively. After discussion and deliberation, the LinnCo board of directors determined that the initial merger agreement, the initial contribution agreement and the transactions contemplated thereby were advisable, fair and reasonable to and in the best interests of LinnCo and its shareholders and authorized LinnCo management to execute the initial merger agreement and initial contribution agreement on behalf of LinnCo. In addition, the LINN board of directors determined that the initial merger agreement, the initial contribution agreement and the transactions contemplated thereby were advisable, fair and reasonable to and in the best interests of LINN and its unitholders and authorized LINN management to execute the initial merger agreement and initial contribution agreement on behalf of LINN.

Later that day, on February 20, 2013, the Berry board of directors held a telephonic meeting. At the request of the Berry board of directors, representatives from Credit Suisse and Wachtell Lipton were also in attendance. Berry management updated the Berry board of directors on discussions and negotiations between the parties since the prior meeting of the board. Mr. Heinemann described his discussions with Mr. Ellis and their proposed resolution of certain open issues in the initial merger agreement, including the exchange ratio, the termination fee and the right of the Berry board of directors to terminate the initial merger agreement if it were to receive an unsolicited superior offer. He further explained that, for each of the three years following the closing of the transaction, LINN would pay to LinnCo an additional cash distribution of $6 million per year to reasonably compensate LinnCo for the actual increase in LinnCo’s tax liability. Representatives from Wachtell Lipton then described the terms of the draft initial merger agreement. At the request of the Berry board of directors, representatives from Credit Suisse reviewed and discussed Credit Suisse’s financial analyses of Berry, LinnCo and LINN and the proposed merger. Thereafter, at the request of the Berry board of directors, Credit Suisse rendered its oral opinion to the Berry board of directors (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion addressed to the Berry board of directors dated the same date) as to, as of February 20, 2013 and based upon and subject to the assumptions, limitations, qualifications and other matters considered in the preparation of the opinion, the fairness from a financial point of view to the holders of Berry common stock of the merger consideration to be received by the holders of Berry common stock collectively in the merger pursuant to the initial merger agreement. For purposes of this opinion, “merger consideration” was defined as the aggregate number of LinnCo common shares to be issued to holders of Berry common stock in the merger pursuant to the initial merger agreement. After discussion and deliberation, the Berry board of directors determined that the initial merger agreement and the transactions contemplated thereby were advisable, fair to and in the best interests of Berry and its stockholders and authorized management to execute the initial merger agreement on behalf of Berry.

Following the approval of the Berry board of directors, the LinnCo board of directors and the LINN board of directors, the management of Berry, LinnCo and LINN with their respective legal advisors finalized the last remaining open issues in accordance with instructions from their respective boards of directors, and the parties then entered into the initial merger agreement on February 20, 2013.

On February 21, 2013, Berry, LinnCo and LINN issued a joint press release announcing the execution of the initial merger agreement and the proposed transactions.

On March 22, 2013, LINN and LinnCo filed with the SEC a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. Throughout the spring, summer and fall of 2013, Berry, LINN and LinnCo worked to address comments from the staff of the Division of Corporation Finance of the SEC to the registration statement and certain of LINN and LinnCo’s other filings with the SEC. Further, as disclosed on July 1, 2013 and discussed in this joint proxy statement/prospectus, LINN and LinnCo were notified by the staff of the SEC that its Fort Worth Regional Office had commenced an inquiry regarding LINN and LinnCo (the “SEC Inquiry”).

The initial merger agreement provided that any of the parties had the right to unilaterally terminate the merger agreement without penalty if certain of the conditions to closing, including shareholder approval of the merger, were not satisfied by a date certain (the “End Date”), which was set at October 31, 2013 in the initial merger agreement. On September 11, 2013, after the parties determined that the previously established record date of June 24, 2013 was no longer suitable, Mr. Ellis and Mr. Heinemann discussed: (i) resetting the record date to September 30, 2013 for the parties’ respective shareholder/unitholder meetings and (ii) extending the End Date to a date later than October 31, 2013. After discussions with outside counsel, the parties agreed to reset the record date to September 30, 2013. Mr. Heinemann stated that the Berry board of directors could not approve an extension of the End Date at this time.

On September 23, 2013, in response to LINN’s request to extend the End Date, Berry sent LINN and LinnCo correspondence requesting certain documents and information in order to evaluate the request, including documents and information relating to: (i) the SEC Inquiry; (ii) the class action and derivative shareholder lawsuits that had been filed against LINN and LinnCo; (iii) communications with the staff of the SEC regarding the status of the registration statement; and (iv) LINN’s updated results of operations, including information related to LINN’s outlook for the remainder of 2013 and acquisitions and potential acquisitions. LINN and LinnCo provided access to this information to Berry on September 25, 2013. However, the parties did not reach any agreement at that time on an extension of the End Date.

Discussions continued through the end of September and October between members of management of LINN and Berry regarding a possible extension of the End Date, during which all parties acknowledged that, since the signing of the initial merger agreement, the market prices of LinnCo shares and Berry shares had changed such that, at the original exchange ratio of 1.25 LinnCo common shares for each share of Berry common stock, the market value of the LinnCo shares to be delivered upon consummation of the merger was considerably less than the current market price of Berry shares. Further, given that, by the beginning of October, the shareholder and unitholder meetings to vote on the merger could not be held prior to the original End Date of October 31, 2013, Mr. Heinemann expressed to Mr. Ellis the view that, even if the registration statement were declared effective by the SEC, the parties should agree to extend the End Date prior to any mailing of this joint proxy statement/prospectus, and that the exchange ratio in the initial merger agreement should be revised to account for changes in market prices of LinnCo shares and Berry shares if the parties were to agree to extend the End Date. Mr. Ellis expressed a willingness to discuss a revised exchange ratio as part of any agreement to extend the End Date, but noted that he was not yet in a position to make any offer in this regard.

Based on these discussions, on October 21, 2013, LINN and LinnCo updated their boards of directors and reconvened their conflicts committees and asked the committees to contact their advisors to prepare for a potential renegotiation of the exchange ratio and to commence their diligence process in connection with such potential renegotiation in order to accelerate the timing necessary for the committees to be in a position to consider a renegotiated exchange ratio should the parties reach an agreement.

On October 22, 2013, Mr. Ellis sent Mr. Heinemann a draft timeline that contemplated negotiations beginning on October 23, 2013 of an amended exchange ratio and a new End Date. The timeline reflected that the parties would potentially reach an agreement in principle within a couple of days.

Later that day, on October 22, 2013, the Berry board of directors held a telephonic meeting. At the request of the Berry board of directors, representatives from Credit Suisse and Wachtell Lipton were in attendance. Mr. Heinemann informed the Berry board of directors of LINN’s and LinnCo’s request to extend the End Date to a date later than October 31, 2013, as well as Berry’s response to the request. Mr. Heinemann also updated the Berry board of directors on the information that was received from LINN and LinnCo on the status of the registration statement, the SEC inquiry and shareholder litigation against LINN and LinnCo. The Berry board of directors indicated that they were fully supportive of Mr. Heinemann’s response that any extension of the End Date would require an upward adjustment to the exchange ratio, and that no such extension should be granted until an acceptable proposal was made by LINN and LinnCo. The Berry board of directors also authorized the announcement of Berry’s earnings for the quarter ended September 30, 2013 to occur the next morning.

In view of Berry’s announcement of earnings on October 23, 2013 for the quarter ended September 30, 2013, Mr. Ellis informed Mr. Heinemann that LINN and LinnCo determined to delay any negotiation with respect to a revised exchange ratio and a new End Date until after LINN and LinnCo had released earnings for the third quarter of 2013 (which was scheduled to be released on October 28, 2013) and the SEC staff had completed its review of the registration statement. Mr. Ellis expressed to Mr. Heinemann that it was critical for the market to have such information prior to any negotiations between the parties regarding a revised exchange ratio.

On October 28, 2013, LINN and LinnCo released earnings for the quarter ended September 30, 2013 and filed amendment no. 6 to this registration statement.

On October 30, 2013, Mr. Ellis and Mr. Heinemann held several conversations regarding a revised exchange ratio. Mr. Ellis initially proposed a revised exchange ratio that, using the current market prices of LinnCo common shares and Berry common stock on October 30, 2013, the market value of the LinnCo common shares to be delivered upon consummation of the merger would be equal to the market price of Berry common stock, which was approximately $47.66 per share. Based on the market prices of LinnCo common shares and Berry common stock at that time, this revised exchange ratio translated into 1.58 LinnCo common shares per share of Berry common stock. Mr. Ellis also proposed an extension of the End Date to January 31, 2014. Mr. Heinemann indicated that he would need to discuss the offer of a revised exchange ratio with Berry’s advisors.

Later that evening, at the request of Berry, a representative of Credit Suisse (Berry’s financial advisor) contacted a representative of Citi (LINN’s financial advisor) to communicate that Berry would like LINN and LinnCo to make their best offer with respect to the exchange ratio for Berry’s consideration and that Berry would likely terminate the initial merger agreement following the October 31, 2013 original End Date if a proposed exchange ratio of 1.58 LinnCo common shares per share of Berry common stock was Linn’s and LinnCo’s best proposal.

On the morning of October 31, 2013, Mr. Ellis called Mr. Heinemann and proposed a revised exchange ratio that would result in each share of Berry common stock being converted into a number of LinnCo common shares having a value of $52.59 based on the closing market price of LinnCo common shares on October 30, 2013, which, as of October 30, 2013, translated into 1.75 LinnCo common shares for each share of Berry common stock. Mr. Ellis indicated that he had discussed this exchange ratio with members of the boards of directors of LINN and LinnCo, but that he would not be able to obtain formal board approval for a revised exchange ratio until the following week. Mr. Ellis further proposed a temporary extension of the End Date to November 6, 2013 in order for the parties to complete diligence and finalize negotiations (with such End Date ultimately to be extended to January 31, 2014).

Later that afternoon, Mr. Ellis called Mr. Heinemann to inform him that the staff of the Division of Corporation Finance of the SEC had no further comments to the most recently filed amendment to the registration statement or any of LINN and LinnCo’s other SEC filings that were subject to review, and that LINN and LinnCo planned to announce this fact to the market. Mr. Heineman stated during that call that Berry was still considering Mr. Ellis’ offer from that morning.

Later that day, on October 31, 2013, the Berry board of directors held a telephonic meeting. At the request of the Berry board of directors, representatives from Wachtell Lipton were in attendance. Mr. Heinemann informed the Berry board of directors of his discussions with Mr. Ellis and noted that, based on the closing market price of LinnCo common shares on October 30, 2013, the exchange ratio proposed by Mr. Ellis would result in each share of Berry common stock, as of October 30, 2013, being converted into a number of LinnCo common shares having a value of $52.59. Mr. Heinemann further informed the Berry board of directors that Mr. Ellis had not yet received formal board approval for the exchange ratio and noted that, until the parties signed a definitive agreement providing for the revised exchange ratio, it would be possible that LINN and LinnCo might revise their proposal if the market price of LinnCo common shares and LINN common units changed, including as a result of the announcement that the Division of Corporation Finance of the SEC had no further comments to the most recently filed amendment to the registration statement. Mr. Heinemann further noted that LINN and LinnCo did not have any new developments to disclose regarding the status of the SEC inquiry and shareholder litigation against LINN and LinnCo. After extensive discussion, the Berry board of directors indicated that they would like Mr. Heinemann to request that the merger consideration be increased by

$2.50 in cash so that the total consideration to the Berry shareholders would have a value of approximately $55 per Berry share. In addition, they noted that it was important that any proposal by Mr. Ellis should receive approval from the LINN board of directors and LinnCo board of directors.

On the evening of October 31, 2013, Mr. Heinemann called Mr. Ellis to request that the proposed merger consideration be increased by $2.50 in cash (in the form of a special cash dividend to be paid by Berry to the Berry stockholders prior to the closing) so that the total consideration to the Berry shareholders, based on the exchange ratio proposed by Mr. Ellis and the then-current price of LinnCo common shares, would have a value of approximately $55 per share of Berry common stock. Mr. Ellis rejected this proposal and did not make a counteroffer. Mr. Heineman indicated that he would discuss the result of this call with the Berry board of directors. The parties did not reach any agreement on a revised exchange ratio or merger consideration.

On the morning of November 1, 2013, after discussions internally at LINN and LinnCo, management of LINN and LinnCo issued a press release announcing that the staff of the Division of Corporation Finance of the SEC advised LINN and LinnCo that it had no further comments on amendment no. 6 to the registration statement and to schedule a conference call to discuss LINN and LinnCo’s financial results for the third quarter of 2013 and to provide an update on the merger with Berry. Following such announcement, the market price of LinnCo common shares rose approximately twelve percent.

On November 1, 2013, the Berry board of directors held a telephonic meeting. At the request of the Berry board of directors, representatives from Wachtell Lipton were in attendance. At the meeting, Mr. Heinemann updated the board on his discussions with Mr. Ellis the previous evening, and the board discussed the press release issued by LINN and LinnCo that morning and the subsequent increase in the market price of LinnCo common shares. The board discussed the possibility that Mr. Ellis might contact Mr. Heinemann to renew negotiations of the exchange ratio and requested that Mr. Heinemann attempt to negotiate for a higher exchange ratio.

After the market close on November 1, 2013, Mr. Ellis contacted Mr. Heinemann to discuss a revised exchange ratio. Taking into consideration the increase in the market price of LinnCo common shares, Mr. Ellis noted that he could not offer an exchange ratio of 1.75 and instead proposed a revised exchange ratio of 1.65 LinnCo common shares for each share of Berry common stock. Based on the closing price of LinnCo common shares on November 1, 2013, such an exchange ratio would result in consideration to the Berry shareholders of approximately $54.80 per share, which Mr. Ellis noted was close to the $55 per Berry share of consideration that Mr. Heinemann had previously requested. Mr. Heinemann responded by proposing that the exchange ratio be increased to 1.72 LinnCo common shares for each share of Berry common stock. Mr. Ellis responded that he could not agree to a 1.72 exchange ratio, and Mr. Ellis and Mr. Heinemann agreed to have members of their management discuss with each other their calculations of expected accretion based on different exchange ratios. Those discussions took place later in the day on November 1, 2013.

Later that evening on November 1, 2013, Mr. Ellis called Mr. Heinemann to discuss the status of negotiations. After discussion and after calls between other members of Berry and LINN management, Mr. Ellis offered a revised exchange ratio of 1.68 LinnCo common shares per share of Berry common stock with no additional cash consideration (which, based on the closing price of LinnCo common shares on November 1, 2013, would result in consideration to the Berry stockholders of approximately $55.79 per share of Berry common stock) and an extension of the End Date to January 31, 2014, subject to approval by the parties’ respective boards of directors over the weekend of November 2 and 3, 2013. Mr. Heinemann responded by requesting that the exchange ratio be increased to 1.70 LinnCo common shares per share of Berry common stock. Mr. Ellis informed Mr. Heinemann that he was unable to increase the exchange ratio beyond 1.68 LinnCo common shares per share of Berry common stock and that a 1.68 exchange ratio was his final offer. Mr. Heinemann informed Mr. Ellis that he would be supportive of a 1.68 exchange ratio, but that he would need to discuss the proposal with the Berry board of directors.

On November 2, 2013, the Berry board of directors held a telephonic meeting. At the request of the Berry board of directors, representatives from Credit Suisse and Wachtell Lipton were in attendance. At the meeting,

Mr. Heinemann informed the Berry board of directors of his negotiations with Mr. Ellis, and that Mr. Ellis informed him that his final proposal was an exchange ratio of 1.68 LinnCo common shares per share of Berry common stock. Mr. Heinemann also informed the Berry board of directors that Mr. Ellis agreed to seek board approvals over the weekend so that, if approved by the board of directors of each of Berry, LINN and LinnCo, the revised terms could be announced the morning of November 3, 2013. Wachtell Lipton then informed the Berry board of directors that it had received a draft amendment to the merger agreement, which included a revised exchange ratio of 1.68 and an extension of the End Date until January 31, 2014. The Berry board of directors indicated that they were supportive of a transaction at an exchange ratio of 1.68 LinnCo common shares per share of Berry common stock, but agreed to recess the meeting until the following day until the final terms of the proposed amendment to the merger agreement could be presented and Credit Suisse could present its financial analysis with respect to Berry, LinnCo and LINN and its view with respect to the merger consideration in the proposed merger.

During November 2, 2013 and November 3, 2013, Berry, LinnCo and LINN, with the assistance of their respective legal and financial advisors, exchanged legal, financial and other information regarding their respective companies and business plans.

On November 2 and 3, 2013, Latham & Watkins and Wachtell Liption exchanged drafts of the amendment to the merger agreement, which reflected the proposed revised exchange ratio and extension of the End Date to January 31, 2014. These firms also exchanged drafts of the amendment to the contribution agreement, which reflected that LINN would no longer have an obligation to pay a fixed $6 million per year additional distribution to LinnCo but that the parties would work in good faith at the end of 2013, 2014 and 2015 to determine whether and in what amounts LINN should make additional distributions to LinnCo to reasonably compensate LinnCo for the actual increase in LinnCo’s tax liability as a result of the transactions.

On November 2 and 3, 2013, the LinnCo Conflicts Committee and the LINN Conflicts Committee finalized discussions regarding the terms of the amendment to the contribution agreement, including that LINN would no longer have an obligation to pay a fixed $6 million per year additional distribution to LinnCo but that the parties would work in good faith at the end of 2013, 2014 and 2015 to determine whether and in what amounts LINN should make additional distributions to LinnCo to reasonably compensate LinnCo for the actual increase in LinnCo’s tax liability as a result of the transactions.

On November 3, 2013, the Berry board of directors reconvened its meeting that had commenced the prior day. At the request of the Berry board of directors, representatives from Credit Suisse and Wachtell Lipton were in attendance. At the meeting, Mr. Heinemann informed the Berry board of directors that after discussion and negotiations and subject to the approval of the LinnCo board of directors, LinnCo was prepared to move forward with the proposed exchange ratio of 1.68 LinnCo common shares for each share of Berry common stock. At the request of the Berry board of directors, representatives from Credit Suisse reviewed and discussed Credit Suisse’s financial analyses of Berry, LinnCo and LINN and the proposed merger based on the proposed revised exchange ratio of 1.68 LinnCo common shares per share of Berry common stock. Wachtell Lipton then updated the Berry board of directors on the other terms of the proposed amendment to the merger agreement, including that the End Date was amended to be January 31, 2014. Thereafter, at the request of the Berry board of directors, Credit Suisse rendered its oral opinion to the Berry board of directors (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion addressed to the Berry board of directors dated the same date) to the effect that, as of November 3, 2013 and based upon and subject to the assumptions, limitations, qualifications and other matters considered in the preparation of the opinion, the merger consideration to be received by the holders of Berry common stock collectively in the merger pursuant to the merger agreement was fair, from a financial point of view, to the holders of Berry common stock. For purposes of Credit Suisse’s opinion, “merger consideration” was defined as the aggregate number of LinnCo common shares to be issued to holders of Berry common stock in the merger pursuant to the merger agreement. After discussion and deliberation, the Berry board of directors determined that the merger agreement, as amended by the proposed amendment, and the transactions contemplated thereby were advisable, fair to and in the best interests of Berry and its stockholders and authorized management to execute the amendment to the merger agreement on behalf of Berry.

On November 3, 2013, the LinnCo Conflicts Committee held meetings at which the most recent terms of the amendment to the merger agreement and the amendment to the contribution agreement were discussed. At the request of the LinnCo Conflicts Committee, Evercore and Locke Lord were present. Evercore gave its oral opinion that, as of November 3, 2013, the contribution consideration was fair, from a financial point of view, to LinnCo, taking into account the proposed transaction as a whole, including the deferred tax liability. The LinnCo Conflicts Committee then approved the contribution agreement, as amended, the contribution consideration and the Contribution and recommended that the LinnCo board of directors approve the contribution agreement, as amended, the contribution consideration and the Contribution.

On November 3, 2013, the LINN Conflicts Committee had a meeting at which the most recent terms of the amendment to the merger agreement and the amendment to the contribution agreement were discussed. At the request of the LINN Conflicts Committee, Greenhill and Akin Gump were present. Greenhill gave its oral opinion to the LINN Conflicts Committee (which was subsequently confirmed in writing by delivery of Greenhill’s written opinion addressed to the LINN Conflicts Committee dated the same day) that, as of November 3, 2013, and based upon and subject to the limitations and assumptions stated in its opinion, the proposed Contribution pursuant to the contribution agreement, as amended, and the merger agreement, as amended, was fair, from a financial point of view, to LINN. The LINN Conflicts Committee then approved the amendment to the contribution agreement, the contribution consideration and the Contribution and recommended that the LINN board of directors approve the amendment to the contribution agreement, the contribution consideration and the Contribution.

On November 3, 2013, the LinnCo board of directors and LINN board of directors held a joint special meeting. Representatives from Citigroup and Latham & Watkins were also in attendance. LinnCo management updated the boards of directors on discussions and negotiations between the parties since the prior meeting of the boards of directors and the proposed revised exchange ratio, reflecting, among other things, changes in the market prices of Berry common stock, LinnCo common shares and LINN units. Management also presented an updated financial model based on the proposed revised exchange ratio of 1.68 LinnCo common shares per share of Berry common stock. Mr. Ellis described his discussions with Mr. Heinemann and their proposed resolution of certain open issues in the merger agreement, including the exchange ratio and the extension of the End Date. The LinnCo and LINN boards of directors then discussed the terms of the draft amendment to the merger agreement and the draft amendment to the contribution agreement, including that, as a result of the discussions between the LinnCo Conflicts Committee and the LINN Conflicts Committee, LINN would no longer have an obligation to pay a fixed $6 million per year additional distribution to LinnCo but that the parties would work in good faith at the end of 2013, 2014 and 2015 to determine whether and in what amounts LINN should make additional distributions to LinnCo to reasonably compensate LinnCo for the actual increase in LinnCo’s tax liability. At the request of the LinnCo and LINN boards of directors, representatives from Citigroup reviewed and discussed their financial analyses of Berry, LinnCo and LINN and the proposed transaction among the parties. Thereafter, at the request of the LinnCo board of directors, Citigroup rendered its oral opinion to the LinnCo board of directors (which was subsequently confirmed in writing by delivery of Citigroup’s written opinion addressed to the LinnCo board of directors dated the same date) to the effect that, as of November 3, 2013 and based upon and subject to the matters described in its opinion, the exchange ratio provided for in the merger agreement, as amended, taking into account the transactions as a whole was fair, from a financial point of view, to LinnCo. The Conflicts Committee of each of LinnCo and LINN each then gave its recommendation that the amendment to the contribution agreement be approved by the LinnCo and LINN boards of directors, respectively. After discussion and deliberation, the LinnCo board of directors determined that the merger agreement, as amended, the contribution agreement, as amended, and the transactions contemplated thereby were advisable, fair and reasonable to and in the best interests of LinnCo and its shareholders and authorized LinnCo management to execute the amendment to the merger agreement and the amendment to the contribution agreement on behalf of LinnCo. In addition, the LINN board of directors determined that the merger agreement, as amended, the contribution agreement, as amended, and the transactions contemplated thereby were advisable, fair and reasonable to and in the best interests of LINN and its unitholders and authorized LINN management to execute the amendment to the merger agreement and the amendment to the contribution agreement on behalf of LINN.

Following the approval of the Berry board of directors, the LinnCo board of directors and the LINN board of directors, the parties then entered into the amendment to the merger agreement on November 3, 2013.

On November 4, 2013, Berry, LinnCo and LINN issued a joint press release announcing the execution of the amendment to the merger agreement, the amendment to the contribution agreement and the revised terms of the proposed transactions.

Berry’s Reasons for the Merger; Recommendation of the Berry Board of Directors

The Berry board of directors unanimously determined that the merger agreement and the merger are advisable, fair and reasonable to and in the best interests of the Berry stockholders and approved the merger agreement and the transactions contemplated by the merger agreement. The Berry board of directors unanimously recommends that the Berry stockholders vote “FOR” the adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement.

In evaluating the proposed merger, the Berry board of directors consulted with Berry’s management and financial and legal advisors, and, in reaching its determination and recommendation, the Berry board of directors considered a number of factors. The following discussion of the information and factors considered by the Berry board of directors is not exhaustive, but includes the material factors considered by the board. In view of the wide variety of factors, both positive and negative, considered by the Berry board of directors, the board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise seek to assign relative weights to the specific factors that it considered in reaching its determination that the merger agreement and the merger are advisable, fair and reasonable to and in the best interests of the Berry stockholders. Rather, the Berry board of directors viewed its determinations as being based upon the judgment of its members, in light of the totality of information presented and considered, including the knowledge of such directors of Berry’s business, financial condition and prospects and the advice of financial and legal advisors. In considering the factors described above, individual members of the Berry board of directors may have given different weight to different factors and may have applied different analyses to each of the material factors considered.

Many of the factors considered favored the conclusion that the merger agreement and the transactions contemplated by the merger agreement are advisable, fair and reasonable to and in the best interests of Berry and its stockholders, including the following:

•

The aggregate value of the merger consideration to be received by the Berry stockholders in the merger, including that the consideration in the form of LinnCo common shares provides Berry stockholders with the opportunity to continue to participate in the performance of the combined company through ownership of LinnCo common shares.

•

Based on the closing price of LinnCo common shares on the NASDAQ of $33.21 on November 1, 2013, the last trading day before the public announcement of the amendment to the merger agreement, the 1.68 exchange ratio represented approximately $55.79 in LinnCo common shares for each share of Berry common stock, which represented a premium of:

•	approximately 44.6% to the closing price of Berry common stock on February 20, 2013, the date of the initial merger agreement; and

•	approximately 14.4% to the closing price of Berry common stock on November 1, 2013.

•	An analysis of the net asset value of Berry, including the risks and uncertainties and potential value to be derived from pursuing Berry’s existing and planned development projects.

•	An analysis of the net asset value of LINN and the fact that LINN had become a large oil and natural gas producer with full year 2013 estimated daily production averaging 812 Mmcfe per day.

•

The absence of alternative proposals following efforts by Berry, with the assistance of its financial advisor, to solicit proposals from other potential transaction counterparties prior to the execution of the initial merger agreement and the absence of alternative proposals received following the execution of the initial merger agreement.

•

The fact that LinnCo is required to distribute to the LinnCo shareholders all of the cash (other than cash required to satisfy its tax liabilities) that it receives from LINN as distributions within five business days after it receives such distributions, which is a source of increased cash flow to Berry stockholders who become shareholders in LinnCo.

•

The fact that, based on LinnCo’s stated expected annualized per share dividend of $2.90 and the exchange ratio of 1.68 LinnCo common shares per share of Berry common stock, the implied yearly cash distribution per share of Berry common stock following the merger would be $4.87 (as opposed to $0.32 prior to the merger).

•	The fact that the merger is expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

•

The fact that the merger consideration consists of LinnCo common shares instead of LINN units, which certain institutional and retail investors may prefer not to hold due to K-1 tax return filing requirements and other administrative considerations associated with holding an interest in a master limited partnership.

•

The view of management and the Berry board of directors that the combination would result in meaningful growth to the combined company’s asset portfolio, with increased geographic presence in California, the Permian Basin, east Texas, and the Rockies, and would increase the proportion of oil reserves and production of the combined company.

•

The view of management and the Berry board of directors that the larger combined company would have increased access to lower cost capital necessary to maximize Berry’s asset base value and compete more effectively and could assume more readily any risk inherent in Berry’s business.

•

The view of management and the Berry board of directors that Berry, LinnCo and LINN had similar core values and shared a dedication to pursuing new development projects to increase shareholder value, which would assist in the integration of the companies going forward.

•

Each party’s familiarity with and understanding of the other party’s business, assets, financial condition, results of operations, current business strategy and prospects, and the benefits to a combined organization of their respective exploration and production expertise.

•

The financial analysis reviewed and discussed with the Berry board of directors by representatives of Credit Suisse as well as the oral opinion of Credit Suisse rendered to the Berry board of directors on November 3, 2013 (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion addressed to the Berry board of directors dated the same date) with respect to the fairness, from a financial point of view, to the holders of Berry common stock of the merger consideration to be received by such holders collectively in the merger pursuant to the merger agreement (see “—Opinion of the Financial Advisor to Berry”).

•	The potential synergies and other potential benefits from the application of LINN’s existing tax attributes to Berry’s cash flow.

•

The fact that Berry, LinnCo and LINN undertook extensive negotiations, resulting in increased merger consideration for the Berry stockholders and the amendment of the initial merger agreement to make the terms more favorable to Berry and its stockholders.

The Berry board of directors also considered the following specific aspects of the proposed merger:

•

The nature of the closing conditions included in the merger agreement, including the definition of the circumstances that would constitute a material adverse effect on Berry, LinnCo and LINN for purposes of the agreement, as well as the likelihood of satisfaction of all conditions to the consummation of the transactions.

•	The requirement that approval of the LinnCo shareholders and the LINN unitholders be obtained as conditions to consummation of the merger.

•	The rights of Berry stockholders compared to the rights of LinnCo common shareholders (see “Comparison of Securityholders’ Rights”).

•

The right and ability of the Berry board of directors to consider and negotiate unsolicited alternative merger proposals, change its recommendation and, following payment of a termination fee to LinnCo, terminate the merger agreement in order to accept a superior proposal, subject to the terms and conditions set forth in the merger agreement.

•	That LinnCo is treated as a C-corporation for U.S. federal income tax purposes, as compared to LINN, which is treated as a partnership for U.S. federal income tax purposes.

•	That Berry stockholders are entitled to appraisal rights on their shares of Berry common stock under Delaware law.

•

That the staff of the Division of Corporation Finance of the SEC informed LINN and LinnCo that it had no further comments on amendment no. 6 to the registration statement of which this joint proxy statement/prospectus forms a part.

The Berry board of directors also considered a variety of risks and other potentially countervailing factors, including the following:

•

The fact that because the merger consideration is a fixed number of LinnCo common shares for each share of Berry common stock, fluctuations in the market value of LinnCo common shares during the pendency of the merger agreement may affect the dollar value of the consideration received by Berry stockholders (and any premium that such consideration represents to the Berry stock price) when the merger is completed, and the merger agreement does not provide Berry with a price-based termination right or other similar protection.

•

The fact that, while the merger is expected to be completed, there is no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied or waived, and as a result, it is possible that the merger might not be completed even if approved by Berry stockholders, and the potential impact on Berry’s relationships with employees and third parties of any such failure to close.

•

The fact that the merger agreement contains restrictions on the conduct of Berry’s business prior to completion of the proposed merger, including requiring Berry to conduct its business only in the ordinary course, subject to specific limitations, which could delay or prevent Berry from undertaking business opportunities that may arise pending completion of the merger.

•	The fact that the merger agreement imposes limitations on Berry’s ability to solicit alternative transactions prior to closing and to terminate the merger agreement to accept a superior proposal.

•	The fact that, if the merger agreement is terminated under certain circumstances, Berry would be required to pay a termination fee of $83.7 million to LinnCo.

•

The governance structure of LinnCo, including the fact that the holders of LinnCo common shares are not entitled to vote on the election of LinnCo’s directors, although: (1) the LinnCo directors are selected by LINN, as the holder of the sole voting share of LinnCo, (2) the LINN directors are elected by a vote of the LINN unitholders, and (3) LinnCo is required to vote the LINN units that it holds on any matter submitted to a vote of LINN unitholders (including in any election of LINN directors) in the same manner as the LinnCo shareholders vote their LinnCo common shares on such matter.

•	The potential risk that the U.S. tax laws change in a manner that adversely affects the tax treatment of LinnCo or LINN.

•

The ongoing SEC inquiry regarding LINN and LinnCo and the related shareholder litigation that has been brought against LINN and LinnCo, including the fact that the final outcome of the SEC inquiry and related shareholder litigation may not be known prior to the consummation of the merger.

•	The changes in the trading price of LinnCo common shares since the signing of the initial merger agreement on February 20, 2013.

•	The risks of the type and nature described under the section titled “Risk Factors.”

The Berry board of directors believes that, overall, the potential benefits of the proposed transactions to Berry and its stockholders outweigh the risks considered by the Berry board of directors. The Berry board of directors understands that there can be no assurance of future results, including results considered or expected as described in the factors listed above. It should be noted that in this discussion of the reasoning of the Berry board of directors and all other information presented in this section includes information that is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.” Additionally, see “—Certain Unaudited Prospective Financial and Operating Information” for information regarding the preparation of prospective financial information.

At a meeting held on November 3, 2013, after a review and discussion of the terms of the merger agreement, including the amendment to the merger agreement, with the assistance of Berry’s management and advisors, the Berry board of directors determined, by unanimous vote, that the initial merger agreement and the merger are advisable, fair and reasonable to and in the best interests of the Berry stockholders. The Berry board of directors recommends that the Berry stockholders vote:

•	“FOR” the Berry Merger Proposal;

•	“FOR” the Berry Advisory Compensation Proposal; and

•	“FOR” the Berry Adjournment Proposal.

Opinion of the Financial Advisor to Berry

On November 3, 2013, Credit Suisse rendered its oral opinion to the Berry board of directors (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion addressed to the Berry board of directors dated the same date) to the effect that, as of November 3, 2013, the merger consideration to be received by the holders of Berry common stock collectively in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders.

Credit Suisse’s opinion was directed to the Berry board of directors (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of Berry common stock of the merger consideration to be received by such holders collectively in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger. The summary of Credit Suisse’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex E to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus is intended to be, and they do not constitute, advice or a recommendation to any holder of Berry common stock as to how such stockholder should vote or act with respect to any matter relating to the merger.

In arriving at its opinion, Credit Suisse:

•

reviewed the initial merger agreement, the amendment to the merger agreement, the sixth amendment to the registration statement and certain publicly available business and financial information relating to Berry, LinnCo and LINN;

•	reviewed certain other information relating to Berry, LinnCo and LINN, including:

•

certain oil and gas reserve reports and data prepared by the management of Berry containing estimates with respect to Berry’s proved, probable and possible oil and gas reserves and associated timings and riskings prepared by the management of Berry (the “Reserve Data for Berry”);

•

certain oil and gas reserve reports and data prepared by the management of LINN containing estimates with respect to LINN’s proved and unproved oil and gas reserves and associated timings and riskings prepared by the management of Berry (as adjusted by Berry management based on discussions with LINN management, the “Reserve Data for LINN”);

•

certain financial forecasts relating to Berry provided to Credit Suisse by Berry (the “Berry Projections”) (see “—Certain Unaudited Prospective Financial and Operating Information—Unaudited Prospective Financial and Operating Information Provided to the Berry Board of Directors and Credit Suisse”);

•

certain financial forecasts relating to LinnCo and LINN provided to Credit Suisse by LINN (the “LINN Projections”)(see “—Certain Unaudited Prospective Financial and Operating Information—Unaudited Prospective Financial and Operating Information Provided to the Berry Board of Directors and Credit Suisse”);

•

spoke with the managements of Berry, LinnCo and LINN and certain of their representatives regarding the business and prospects of Berry, LinnCo and LINN, respectively, as well as the Reserve Data for Berry and the Reserve Data for LINN;

•

considered certain financial and stock market data of Berry and LINN, and compared that data with similar data for other companies with publicly traded equity securities in businesses Credit Suisse deemed similar to those of Berry and LINN;

•	compared certain financial and stock market data of LinnCo and LINN;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and Credit Suisse assumed and relied upon such information being complete and accurate in all respects material to its analyses and opinion. With respect to the Berry Projections and the LINN Projections that Credit Suisse used in its analyses, the managements of Berry and LINN advised Credit Suisse and Credit Suisse assumed that such financial forecasts were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the managements of Berry and LINN as to the future financial performance of Berry, LinnCo and LINN, respectively, and Credit Suisse expressed no view or opinion with respect to such financial forecasts or the assumptions upon which they were based. With respect to the reserve data included in the Reserve Data for Berry that Credit Suisse reviewed, Credit Suisse was advised by the management of Berry and assumed that such data was reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Berry, as to the proved, probable and possible oil and gas reserves of Berry, and were a reasonable basis on which to evaluate Berry, and Credit Suisse expressed no view or opinion with respect to such reserve data or the assumptions upon which they were based. With respect to the reserve data included in the Reserve Data for LINN that Credit Suisse reviewed, Credit Suisse was advised and assumed that such data was reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of LINN, as to the proved and unproved oil and gas reserves of LINN, as adjusted by the management of Berry based on discussions with the management of LINN, and, at the direction of the management of Berry, Credit Suisse assumed that the reserve data included in the Reserve Data for LINN were a reasonable basis on which to evaluate LinnCo and LINN, and Credit Suisse expressed no view or opinion with respect to such reserve data for LINN or the assumptions upon which they were based. With respect to the timings and riskings included in the Reserve Data for Berry and the Reserve Data for LINN that Credit Suisse reviewed, Credit Suisse was advised and assumed that such timings and riskings were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Berry as to the appropriate timings and riskings for the proved, probable and possible oil and gas reserves of Berry and the proved and unproved oil and gas reserves of LINN, respectively, and were a reasonable basis on which to evaluate Berry and LINN, and Credit Suisse expressed no view or opinion with respect to such timings and riskings or the assumptions upon which they were based. Credit Suisse is not an expert in the evaluation of oil and gas reserves and properties and Credit Suisse expressed no view or opinion as to the reserve quantities or the development or production (including, without limitation, as to the feasibility or timing thereof) of any oil or gas properties of Berry or LINN. Credit Suisse also assumed, with Berry’s consent, that, in the course of obtaining any regulatory or third-party consents, approvals or agreements in connection with the merger (including the Conversion and the Contribution), no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Berry, LinnCo or LINN or the contemplated benefits of the merger (including the Conversion and the Contribution) and that the merger (including the Conversion and the Contribution) will be consummated in the form and substance as described in its opinion in accordance with the terms of the merger agreement, without waiver, modification or amendment of any term, condition or agreement thereof material to Credit Suisse’s analyses or opinion. With Berry’s consent, Credit Suisse further assumed that any modification to the form or structure of the merger, the Conversion and the Contribution as described above, whether pursuant to the merger agreement or otherwise, would not be material to its analyses or opinion. Berry advised Credit Suisse and for purposes of its analyses and opinion Credit Suisse assumed that, for Federal income tax purposes, each of the LinnCo Merger and the HoldCo Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the issuance of the LINN units to LinnCo pursuant to the Contribution will qualify as an exchange to which Section 721(a) of the Code applies. Credit Suisse expressed no view or opinion with respect to the potential effects of the merger, the Conversion and the Contribution or any subsequent sales or transfers (including internal transfers) of any assets or securities of Berry or LINN or any of their respective affiliates on the federal, state or other taxes or tax rates payable by Berry, LinnCo or LINN or their respective security holders and, with Berry’s consent, assumed, that such taxes and tax rates will not be adversely affected by or after giving effect to the merger, the Conversion and the Contribution, any such sales or transfers or any changes in applicable law. At Berry’s direction, Credit Suisse relied upon (i) the assessment of the managements of LINN and LinnCo with respect to the tax aspects and implications of the merger, the Conversion and the Contribution and (ii) the projected taxes and tax rates payable by LinnCo after giving effect to the merger, the Conversion and the Contribution prepared and provided to Credit Suisse by the management of LinnCo, and Credit Suisse assumed that such assessments were true and correct in all respects material to its analyses and that such projected taxes and tax rates were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of LINN as to the taxes and tax rates payable by LinnCo after giving effect to the merger, the Conversion and the Contribution and that such assessments and projections were a reasonable basis on which to evaluate the tax aspects and implications of the merger, the Conversion and the Contribution. Credit Suisse expressed no view or opinion with respect to such assessments or projected taxes and tax rates or the assumptions on which they were based. In addition, Credit Suisse was not requested to, and did not, make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Berry, LinnCo or LINN, nor was Credit Suisse furnished with any such evaluations or appraisals other than the Reserve Data for Berry and the Reserve Data for LINN.

For purposes of its analyses and opinion Credit Suisse, at Berry’s direction, assumed that LinnCo’s only assets were and at all times in the future, including immediately after giving effect to the merger (including the Conversion and the Contribution), would be cash reserves for future tax obligations and LINN units, of which LinnCo would own a number at least equal to the number of outstanding LinnCo common shares.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view, to the holders of Berry common stock of the merger consideration to be received by such holders collectively in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise, including, without limitation, the fairness of any allocation of the merger consideration among the holders of Berry common stock or any classes thereof or the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received or otherwise payable to any officers, directors, employees, security holders or affiliates of any party to the merger, or class of such persons, relative to the merger consideration or otherwise. Credit Suisse undertook no independent analysis or investigation of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Berry, LinnCo or LINN was or could have been a party or was or could have been subject, or of any pending or potential future governmental action or investigation to which Berry, LinnCo or LINN was or could haven been a party or could have been subject and with Berry’s consent assumed that any such litigation, regulatory action, possible unasserted claims or other contingent liabilities and any such governmental action or investigation, including any pending or potential future action or investigation by the SEC, would not be material to its analyses or opinion. Furthermore, no opinion, counsel or interpretation was intended regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice including, without limitation, any advice regarding the amounts, timings, riskings and other aspects of Berry’s proved, probable and possible oil and gas reserves or LINN’s proved or unproved oil and gas reserves or any advice regarding the amounts and nature of any hedges, puts and other derivatives contracts and instruments entered into by LINN or contemplated by the LINN Projections or entered into by Berry in accordance with the merger agreement, which Credit Suisse with Berry’s consent assumed were appropriate from a business and financial perspective and were and would be properly accounted for on Berry’s and LINN’s financial statements and reflected in LINN’s distributable cash flow projections. Credit Suisse assumed that such opinions, counsel, interpretations or advice had been or would be obtained from the appropriate professional sources. The issuance of Credit Suisse’s opinion was approved by an authorized internal committee of Credit Suisse.

Credit Suisse’s opinion was necessarily based upon information made available to Credit Suisse as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. Credit Suisse did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. In its opinion delivered to the Berry board of directors, Credit Suisse noted that Berry was aware that the financial projections and estimates that Credit Suisse reviewed relating to the future financial performance of Berry, LinnCo and LINN reflected certain assumptions regarding the oil and gas industry and the future commodity prices associated with the oil and gas industry that are subject to significant uncertainty and volatility and that, if different than assumed, could have a material impact on Credit Suisse’s analyses and opinion. Credit Suisse’s opinion did not address the relative merits of the merger, the Conversion or the Contribution as compared to alternative transactions or strategies that might be available to Berry, nor did it address the underlying business decision of the Berry Board or Berry to proceed with the merger, the Conversion or the Contribution. Credit Suisse did not express any opinion as to what the value of LinnCo common shares or LINN units actually will be when issued pursuant to the merger and the Contribution or the prices or range of prices at which shares of Berry common stock, LinnCo common shares or LINN units may be purchased or sold at any time.

In preparing its opinion to the Berry Board, Credit Suisse performed a variety of analyses, including those described below. The summary of Credit Suisse’s financial analyses is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Credit Suisse’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, business or transaction used in Credit Suisse’s analyses for comparative purposes is identical to Berry, LINN, LinnCo or the proposed transaction. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The reference ranges indicated by Credit Suisse’s financial analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond Berry’s control and the control of Credit Suisse. Much of the information used in, and accordingly the results of, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse’s opinion and analyses were provided to the Berry board of directors (in its capacity as such) in connection with its consideration of the proposed merger and were among many factors considered by the Berry board of directors in evaluating the proposed merger. Neither Credit Suisse’s opinion nor its analyses were determinative of the merger consideration or of the views of the Berry board of directors with respect to the proposed merger.

The following is a summary of the material financial analyses performed by Credit Suisse in connection with the preparation of Credit Suisse’s opinion rendered to the Berry board on November 3, 2013. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Credit Suisse’s analyses. The financial analyses summarized below do not reflect the potential synergies and other potential benefits from the application of LinnCo’s tax attributes to Berry cash flow.

For purposes of its analyses, Credit Suisse reviewed a number of financial metrics including:

•

Enterprise Value—generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet).

•	EBITDA—generally the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization and exploration expense for a specified time period.

•

Distributed Cash Flow Yield—generally the amount of the relevant partnership’s or limited liability company’s operating cash flow for a specified time period that is distributed to its limited partners or members, as applicable, on a per unit basis, expressed as a percentage of the partnership’s or limited liability company’s unit price.

Unless the context indicates otherwise, (1) share prices for the selected companies used in the selected companies analysis described below were as of November 1, 2013, the last trading day before the date Credit Suisse rendered its opinion to the Berry board of directors; (2) estimates of financial performance of Berry for the calendar years ending December 31, 2013 to 2017 were based on the Berry Projections and (3) estimates of financial performance of LINN for the calendar years ending December 31, 2013 to 2015 were based on the LINN Projections, which Credit Suisse was authorized to use and rely on for purposes of its analyses and opinion. Estimates of financial performance for the selected companies listed below for the calendar years ending December 31, 2013 and 2014 were based on publicly available research analyst estimates for those companies.

Selected Companies Analyses

Berry. Credit Suisse considered certain financial data for Berry and selected oil and gas exploration and production companies organized as corporations with publicly traded equity securities Credit Suisse deemed relevant. The selected companies were selected because they were deemed to be similar to Berry in one or more respects, including the nature of their business, size, diversification, entity level tax treatment and financial performance.

The financial data reviewed included:

•	Enterprise Value as a multiple of estimated 2013E EBITDA;

•	Enterprise Value as a multiple of estimated 2014E EBITDA;

•

Enterprise Value as a multiple of proved reserves as of December 31, 2012 (based on a barrel of oil equivalent basis assuming a conversion ratio of natural gas to oil of 6 to 1, which we refer to as Boe); and

•

Enterprise Value as a multiple of estimated daily production (based on a barrel of oil equivalent per day basis assuming a conversion ratio of natural gas to oil of 6 to 1, which we refer to as Boe/d basis) for calendar years 2013E and 2014E.

With respect to the selected companies analysis for Berry, the selected oil and gas exploration and production companies organized as corporations with publicly traded equity securities and corresponding financial data reviewed were:

	Enterprise Value/
	2013E EBITDA	2014E EBITDA	Proved Reserves ($/Boe)	Daily Production ($/Boe/d)
				2013E	2014E

Denbury Resources Inc.	6.6x	6.5x	$22.65	$151,770	$140,274
Cimarex Energy Co.	7.0	6.2	26.05	85,459	77,536
Whiting Petroleum Corporation	5.1	4.6	21.81	112,666	99,134
SM Energy Company	5.1	4.5	25.75	58,030	50,523
SandRidge Energy, Inc.	6.7	6.5	18.87	76,630	73,086
Newfield Exploration Company	4.6	4.6	11.55	55,908	54,312
Laredo Petroleum Holdings, Inc.	10.5	8.6	32.01	107,725	92,044
Bill Barrett Corporation	6.5	5.4	13.26	58,909	58,657
Swift Energy Company	4.6	4.4	8.76	52,100	45,814
Comstock Resources, Inc.	4.4	3.2	16.02	43,839	42,598
Resolute Energy Corporation	8.3	6.1	15.25	108,113	88,030

LINN. Credit Suisse considered certain financial data for LINN and selected oil and gas exploration and production companies organized as partnerships or limited liability companies with publicly traded equity securities Credit Suisse deemed relevant. The selected companies were selected because they were deemed to be similar to LINN in one or more respects, including the nature of their business, size, diversification, entity level tax treatment and financial performance.

The financial data reviewed included current distributed cash flow yield and estimated distributed cash flow yield for 2013E and 2014E. The selected oil and gas exploration and production companies organized as partnerships or limited liability companies with publicly traded equity securities and corresponding financial data reviewed were:

	Distributed Cash Flow Yield
	Current	2013E	2014E

Breitburn Energy Partners L.P.	9.9%	9.9%	10.3%
Vanguard Natural Resources, LLC	8.8%	8.7%	9.0%
Legacy Reserves LP	8.7%	8.6%	9.0%
EV Energy Partners, L.P.	8.3%	8.3%	8.4%
QR Energy, LP	10.8%	10.9%	11.0%
Memorial Production Partners LP	9.7%	9.8%	10.2%
LRR Energy, L.P.	11.5%	11.6%	11.7%
Mid-Con Energy Partners, LP	8.1%	8.2%	8.7%

Selected Companies Analysis. Taking into account the selected companies analysis for Berry and its experience as a financial advisor, Credit Suisse applied multiple ranges of 6.00x to 7.00x to Berry’s 2013E EBITDA, 5.00x to 6.00x to Berry’s 2014E EBITDA, $16.00 to $19.00 per Boe to Berry’s proved reserves as of December 31, 2012, $90,000 to $110,000 per Boe/d to Berry’s estimated daily production for 2013, and $85,000 to $105,000 per Boe/d to Berry’s estimated daily production for 2014. Based on the foregoing, Credit Suisse estimated an implied reference range of Berry common stock of $42.38 to $54.82 per share.

Taking into account the selected companies analysis for LINN and its experience as a financial advisor, Credit Suisse applied yields of 9.5% to 8.5% to LINN’s current distributed cash flow per unit, yields of 9.5% to 8.5% to LINN’s estimated distributed cash flow per unit for 2013, and yields of 10.0% to 9.0% to LINN’s estimated distributed cash flow per unit for 2014. For purposes of the selected companies analyses, Credit Suisse used publicly available analyst estimates as of October 31, 2013 with respect to crude oil prices of $99.10 and $94.80 per bbl for 2013E and 2014E, respectively, and natural gas prices of $3.85 and $4.05 per MMbtu for 2013E and 2014E, respectively.

For purposes of calculating an implied exchange ratio reference range of LinnCo common shares per share of Berry common stock, the results of the selected companies analyses for LINN were adjusted for an assumed LinnCo Common Share range of discounts relative to a LINN unit based on factors which included their relative trading prices since the initial public offering of LinnCo common shares, publicly available research analyst price targets for LinnCo common shares and LINN units, publicly disclosed information regarding the income tax liability of LinnCo shares and other LinnCo tax attributes. Based on the foregoing, Credit Suisse estimated an implied reference range of LinnCo common shares of $28.20 to $34.00 per share.

Taking into account the selected companies analysis for Berry, the selected companies analysis for LINN, the implied LinnCo Common Share range of discounts relative to a LINN unit and its experience as a financial advisor, Credit Suisse’s analyses indicated an implied exchange ratio reference range of 1.246 to 1.994 LinnCo common shares per share of Berry common stock as compared to the exchange ratio in the proposed merger of 1.680 of LinnCo common shares per share of Berry common stock.

Net Asset Value Analysis

Berry. Credit Suisse calculated the net asset value of Berry’s proved and probable oil and gas reserves (referred to as 2P reserves) and the net asset value of Berry’s proved, probable and possible oil and gas reserves (referred to as 3P reserves), in each case to the end of their economic life based on the Reserve Data for Berry. In performing this analysis, Credit Suisse applied discount rates ranging from 9.0% to 11.0% to the projected unlevered after tax free cash flows through 2103 taking into account Berry’s estimated weighted average cost of capital. For purposes of the net asset value analyses, Credit Suisse used NYMEX oil and gas pricing as of October 31, 2013.

LINN. Credit Suisse calculated the net asset value of LINN’s proved and unproved oil and gas reserves to the end of their economic life based on the Reserve Data for LINN. In performing this analysis, Credit Suisse applied discount rates ranging from 8.0% to 9.5% to the projected unlevered free cash flows through 2110 taking into account LINN’s estimated weighted average cost of capital. For purposes of the net asset value analyses, Credit Suisse used NYMEX oil and gas pricing as of October 31, 2013.

Net Asset Value Analysis. For purposes of calculating an implied exchange ratio reference range of LinnCo common shares per share of Berry common stock, the results of the net asset value analysis for LINN were adjusted for the assumed LinnCo Common Share range of discounts relative to a LINN unit based on factors which included their relative trading prices since the initial public offering of LinnCo common shares, publicly available research analyst price targets for LinnCo common shares and LINN units, publicly disclosed information regarding the income tax liability of LinnCo shares and other LinnCo tax attributes. Based on the foregoing, Credit Suisse estimated an implied reference range of Berry common stock of $35.92 to $46.57 per share (based on the implied reference range of Berry’s 2P reserves) and $41.57 to $54.00 (based on the implied reference range of Berry’s 3P reserves), and, taking into account the assumed LinnCo Common Share range of discounts relative to a LINN unit, an implied reference range of LinnCo common shares of $24.08 to $34.50 per share.

Taking into account the results of the net asset value analyses for Berry and LINN, the implied LinnCo common share range of discounts relative to a LINN unit and its experience as a financial advisor, Credit Suisse’s analyses indicated implied exchange ratio reference ranges of 1.041x to 1.934x LinnCo common shares per share of Berry common stock based on Berry’s 2P reserves and 1.205x to 2.243x LinnCo common shares per share of Berry common stock based on Berry’s 3P reserves, as compared to the exchange ratio in the proposed merger of 1.680 LinnCo common shares per share of Berry common stock.

Discounted Cash Flow Analysis

Credit Suisse also calculated implied exchange ratio reference ranges based on the net present value of Berry’s after-tax unlevered free cash flows for the periods from October 1, 2013 through December 31, 2015 and 2017, respectively, based on the Berry Projections and the net present value of LINN’s distributable cash flow for the periods from October 1, 2013 through December 31, 2015, based on the LINN Projections. In performing this analysis, Credit Suisse applied discount rates ranging from 9.0% to 11.0% taking into account Berry’s estimated weighted average cost of capital to the projected after tax unlevered free cash flows of Berry for the periods from October 1, 2013 through December 31, 2015 and 2017, respectively, and terminal values based on EBITDA multiples of 6.0x to 7.0x and discount rates ranging from 9.0% to 11.0% taking into account LINN’s estimated cost of equity to terminal distributed cash flow based on yields of 7.5% to 8.5% and to the projected levered distributable cash flow for LINN. For purposes of the discounted cash flow analyses, Credit Suisse used NYMEX oil and gas pricing as of October 31, 2013. For purposes of calculating an implied exchange ratio reference range of LinnCo common shares per share of Berry common stock, the results of the discounted cash flow analysis for LINN were adjusted for the assumed LinnCo Common Share range of discounts relative to a LINN unit based on factors which included their relative trading prices since the initial public offering of LinnCo common shares, publicly available research analyst price targets for LinnCo common shares and LINN units, publicly disclosed information regarding the income tax liability of LinnCo shares and other LinnCo tax attributes. Based on the foregoing, Credit Suisse estimated an implied reference range of Berry common stock of $46.64 to $61.58 per share using the after-tax unlevered free cash flows for the period from October 1, 2013 through December 31, 2015 and $46.80 to $63.21 per share using the after-tax unlevered free cash flows for the period from October 1, 2013 through December 31, 2017, and, taking into account the assumed LinnCo Common Share range of discounts relative to a LINN unit, an implied reference range of LinnCo common shares of $31.04 to $38.01 per share.

Taking into account the results of the discounted cash flow analyses for Berry and LINN, the implied LinnCo Common Share range of discounts relative to a LINN unit and its experience as a financial advisor, Credit Suisse’s analyses indicated an implied exchange ratio reference range of 1.227x to 1.984x LinnCo common shares per share of Berry common stock based on Berry’s after-tax unlevered free cash flows for the period from October 1, 2013 through December 31, 2015 and indicated an implied exchange ratio reference range of 1.231x to 2.037x LinnCo common shares per share of Berry common stock based on Berry’s after-tax unlevered free cash flows for the period from October 1, 2013 through December 31, 2017, as compared to the exchange ratio in the proposed merger of 1.680 LinnCo common shares per share of Berry common stock.

Selected Transactions Analysis

Credit Suisse also considered the financial terms of certain business combinations and other transactions involving oil and gas exploration and production companies that Credit Suisse deemed relevant. The selected transactions were selected because the target companies were oil and gas exploration and production companies organized as corporations deemed to be similar to Berry in one or more respects, including the nature of their business, size, diversification, entity level tax treatment and financial performance. The financial data reviewed included the implied Enterprise Value (based on the purchase price paid in the transaction) as a multiple of:

•	EBITDA for the last twelve months, or LTM EBITDA,

•	Proved reserves; and

•	Daily production.

The selected transactions with oil and gas exploration and production target companies organized as corporations and corresponding financial data reviewed were:

			Enterprise Value /
Date Announced	Acquiror	Target	LTM EBITDA	Proved Reserves ($/Boe)	Daily Production ($/Boe/d)
12/05/2012	Freeport-McMoRan Copper & Gold Inc.	Plains Exploration & Production Company	5.3x	$32.31	$100,675
07/23/2012	CNOOC Limited	Nexen Inc.	4.1	19.94	89,699
04/25/2012	Halcón Resources Corporation	GeoResources, Inc.	11.0	34.19	138,095
01/16/2012	Denver Parent Corporation	Venoco, Inc.	6.9	15.31	74,027
10/17/2011	Statoil ASA	Brigham Exploration Company	17.9	72.14	287,024
10/10/2011	Sinopec Group	Daylight Energy Ltd.	9.4	31.78	87,024
07/20/2011	CNOOC Limited	OPTI Canada Inc.	NM	10.64	197,667
07/15/2011	BHP Billiton Group	Petrohawk Energy Corporation	12.4	26.93	67,644
11/09/2010	Chevron Corporation	Atlas Energy, Inc.	19.2	30.46	323,648
04/15/2010	Apache Corporation	Mariner Energy, Inc.	7.4	21.64	65,665
04/04/2010	Sandridge Energy, Inc.	Arena Resources Inc.	9.9	20.60	173,597
03/22/2010	CONSOL Energy Inc.	CNX Gas Corporation	2.6	12.08	84,567
12/14/2009	Exxon Mobil Corporation	XTO Energy Inc.	6.0	11.51	58,783
11/01/2009	Denbury Resources Inc.	Encore Acquisition Company	11.8	16.30	79,537
07/14/2008	Royal Dutch Shell plc	Duvernay Oil Corporation	18.8	60.88	218,766
07/17/2007	Plains Exploration & Production Company	Pogo Producing Company	7.1	17.12	76,400
01/07/2007	Forest Oil Corporation	The Houston Exploration Company	4.6	14.56	46,507
06/23/2006	Anadarko Petroleum Corporation	Kerr-McGee Corporation	6.4	18.26	66,577
06/23/2006	Anadarko Petroleum Corporation	Western Gas Resources, Inc.	10.2	24.66	115,280
04/21/2006	Petrohawk Energy Corporation	KCS Energy Inc.	5.7	26.02	79,503
01/23/2006	Helix Energy Solutions Group, Inc.	Remington Oil and Gas Corporation	6.2	28.22	96,240
12/12/2005	ConocoPhillips Company	Burlington Resources Inc.	6.3	17.49	75,639
10/13/2005	Occidental Petroleum Corporation	Vintage Petroleum, Inc.	7.5	8.88	52,204
04/04/2005	Chevron Corporation	Unocal Corporation	5.1	10.17	41,569
01/26/2005	Cimarex Energy Co.	Magnum Hunter Resources Corporation	6.6	12.84	52,536
NM refers to “not meaningful.”

Taking into account the results of the selected transactions analysis for Berry and its experience as a financial advisor, Credit Suisse applied a multiple range of 6.0x to 7.0x to Berry’s LTM EBITDA as of September 30, 2013, $14.00 to $17.50 per Boe to Berry’s proved reserves as of December 31, 2012, and $100,000 to $120,000 per Boe/d to Berry’s daily production for the quarter ended September 30, 2013. Based on the foregoing, Credit Suisse estimated an implied reference range of Berry common stock of $40.60 to $54.82 per share.

Taking into account the results of the selected transactions analysis for Berry, the results of the selected companies analysis for LINN, the implied LinnCo Common Share range of discounts relative to a LINN unit and its experience as a financial advisor, Credit Suisse’s analyses indicated an implied exchange ratio reference range of 1.194x to 1.944x LinnCo common shares per share of Berry common stock as compared to the exchange ratio in the proposed merger of 1.680 LinnCo common shares per share of Berry common stock.

Other Matters

Berry retained Credit Suisse as its financial advisor in connection with the proposed merger based on Credit Suisse’s qualifications, experience and reputation as an internationally recognized investment banking and financial advisory firm. Pursuant to the engagement letter dated as of January 24, 2013 between Berry and Credit Suisse, Berry has agreed to pay Credit Suisse a transaction fee currently estimated to be approximately $27 million based on the aggregate value of the merger for its services as financial advisor to Berry in connection with the merger, $2 million of which became payable to Credit Suisse on February 20, 2013, $2 million of which became payable to Credit Suisse upon the rendering of its opinion to the Berry board on November 3, 2013 and the balance of which is contingent upon completion of the merger. In addition, Berry has agreed to reimburse certain of Credit Suisse’s expenses and to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or related to its engagement.

Credit Suisse and its affiliates have in the past provided and are currently providing investment banking and other financial services to Berry, including, among other things, during the past two years, acting as a lender to Berry, having acted as a joint bookrunning managing underwriter in connection with an offering of senior notes by Berry in March 2012, and having acted as a counterparty to Berry with respect to certain oil and gas related derivatives contracts, for which investment banking advice and services Credit Suisse’s investment banking department received compensation. Credit Suisse and its affiliates also have in the past provided and are currently providing investment banking and other financial services to LinnCo and LINN and their affiliates including, among other things, during the past two years, acting as a lender to LINN (including as a participant in the Amended Credit Facility with the same maximum commitment as under the Credit Facility and as a continuing participant in an anticipated amendment to the Berry credit facility after the consummation of the merger with a reduced maximum commitment), having acted as a joint bookrunning managing underwriter of the initial public offering of LinnCo common shares in October 2012, having acted as a bookrunning lead managing underwriter in connection with offerings of senior notes by LINN in February 2012 and May 2011 and offerings of LINN units in January 2012 and February 2011 and having acted as a counterparty to LINN and certain of its affiliates with respect to certain oil and gas related derivatives contracts, for which investment banking advice and services Credit Suisse’s investment banking department received aggregate fees, discounts and commissions in the two years prior to rendering its opinion of approximately $16 million. Credit Suisse and its affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to Berry, LinnCo, LINN and their respective affiliates. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Berry, LinnCo, LINN and any other company that may be involved in the merger, as well as provide investment banking and other financial services to such companies and their affiliates.

LinnCo’s and LINN’s Reasons for the Merger; Recommendation of the LinnCo Board of Directors and the LINN Board of Directors

The LinnCo board of directors, following receipt of the recommendation of the LinnCo Conflicts Committee with respect to the contribution agreement and number of LINN units to be issued to LinnCo as consideration for the Contribution, unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are advisable, fair and reasonable to and in the best interests of LinnCo and its shareholders. The LINN board of directors, following the receipt of the recommendation of the LINN Conflicts Committee with respect to the contribution agreement and the contribution consideration, unanimously determined that the merger agreement and the transactions contemplated thereby are advisable, fair and reasonable to and in the best interests of LINN and its unitholders. In evaluating the contribution agreement and the transactions contemplated thereby, the LinnCo and LINN Conflicts Committees were advised by independent legal and financial advisors, and considered a variety of factors with respect to the Contribution and the contribution consideration, including those matters discussed in “—Background of the Merger.” In view of the wide variety of factors considered in connection with the merger, the LinnCo board of directors and the LINN board of directors did not consider it practical, nor did they attempt, to quantify or otherwise assign relative weight to different factors considered in reaching their decisions. Likewise, in view of the wide variety of factors considered in connection with the Contribution, the LinnCo Conflicts Committee and the LINN Conflicts Committee did not consider it practical, nor did they attempt to quantify or otherwise assign relative weight to different factors considered in rendering their decision. In addition, individual members of the LinnCo and LINN Conflicts Committees and the LinnCo board of directors and the LINN board of directors, in approving the Contribution and the merger, respectively, may have given different weight to different factors. The LinnCo and LINN Conflicts Committees and the LinnCo board of directors and the LINN board of directors considered this information as a whole, and overall considered it to be favorable to, and in support of, their determinations. In determining that the merger agreement and the transactions contemplated by the merger agreement are advisable, fair and reasonable to and in the best interests of LinnCo and its shareholders and LINN and its unitholders, the LinnCo board of directors and the LINN board of directors, respectively, considered a number of factors pertaining to the strategic and financial rationale for the merger, including the following:

•

The view that the acquisition of Berry provides LINN with the opportunity to acquire a portfolio of high quality, long-lived and mature oil and natural gas exploration and production assets with existing infrastructure, lease holdings and development prospects to drive future growth. Due to their consistent and predictable cash flow, these assets are well suited for a master limited partnership/limited liability company structure. The LinnCo board of directors and the LINN board of directors believe that the acquisition of Berry will further LINN’s position as a premier independent oil and gas company with an impressive portfolio of oil and gas assets and a growing production profile.

•

The view that the combined company following the merger is expected to provide a portfolio of cash producing assets in attractive U.S. geological basins that complement LINN’s existing portfolio of oil and gas assets. The combination is anticipated to result in meaningful growth in the combined company’s asset portfolio, with increased geographic presence in California, the Permian Basin, east Texas, and the Rockies, as well as the addition of a new core area in the Uinta Basin. LINN’s familiarity with the operating areas of Berry’s assets has the additional potential to reduce integration and execution risk as well as provide opportunities for future operational synergies and potential cost savings.

•

The fact that Berry’s reserves are approximately 75% weighted towards liquids, resulting in high margins and attractive returns on future capital expenditures. The acquisition of Berry is expected to result in a meaningful increase in liquids exposure to 54% from 47% of proved reserves, as of December 31, 2012 pro forma for recent acquisitions and divestitures.

•	The transaction is expected to be accretive to LINN’s cash available for distribution.

•

The view that the increased scale of the combined company should permit it to compete more effectively and facilitate future development projects and acquisitions through increased cash flow and lower cost of capital investment. As a result of this larger size, LinnCo and LINN could consider future strategic transactions that might not otherwise be possible.

•

The view that the merger is expected to improve a number of LINN’s financial ratios commonly used to assess a company’s credit rating. The stock-for-stock nature of the transactions allows LINN to reduce leverage and strengthen its balance sheet. In addition, because size is a key contributor to credit ratings for oil and natural gas exploration and production companies, increased scale could result in improved credit ratings for the combined company.

The LinnCo board of directors and the LINN board of directors also considered the following other factors:

•

The terms of the merger agreement, including the representations, obligations and rights of the parties under the merger agreement, the conditions to each party’s obligation to complete the merger, the circumstances in which each party is permitted to terminate the merger agreement and the related termination fee payable by Berry or LinnCo in the event of termination of the merger agreement under specified circumstances.

•

Each of the LinnCo board of directors and the LINN board of directors established a conflicts committee and delegated to the conflicts committee the authority to review and evaluate the Contribution and the contribution consideration on behalf of LinnCo and its shareholders, on the one hand, and LINN and its unitholders, on the other hand. The LinnCo board of directors and LINN board of directors also reviewed the opinion of Citigroup with respect to the fairness of the merger consideration to LinnCo, the LinnCo Conflicts Committee reviewed the opinion of Evercore with respect to the fairness of the contribution consideration to LinnCo and the LINN Conflicts Committee reviewed the opinion of Greenhill with respect to the fairness of the proposed Contribution to LINN.

The LinnCo board of directors and the LINN board of directors also considered the potential risks of the merger and certain other countervailing factors, including the following:

•

That the implied value of the merger consideration represented a 14.4% premium over the closing price of Berry common stock on November 1, 2013, the last trading day before the amendment to the merger agreement was signed, a 44.6% premium over the closing price of Berry common stock on February 20, 2013, the last trading day before the merger agreement was signed, and approximately 51.4% to the average of the closing prices of Berry common stock over the 30 days prior to February 20, 2013.

•

The risks and contingencies relating to the announcement and pendency of the merger and the risks and costs to LinnCo and LINN if the closing of the merger is not completed timely, or if the merger does not close at all, including the potential impact on LinnCo’s and LINN’s relationships with employees and third parties.

•

That because LinnCo will be issuing new common shares to Berry stockholders in the merger, each outstanding LinnCo common share immediately prior to the merger will represent a smaller percentage of LinnCo’s total common shares after the merger. In addition, each outstanding LINN unit immediately prior to the Contribution will represent a smaller percentage of LINN’s total units after the Contribution.

•

The risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters while working to complete the proposed transactions and successfully integrate the companies.

•	The fact that substantial transaction costs will be incurred in connection with the proposed transactions.

•	The fact that litigation could occur in connection with the proposed transactions and that such litigation could increase costs and result in a diversion of management focus.

•	The fact that business uncertainty pending completion of the proposed transactions could have an adverse impact on the ability of LinnCo and LINN to attract, retain and motivate key personnel.

The LinnCo board of directors and the LINN board of directors believe that, overall, the potential benefits of the proposed transactions to LinnCo, LINN and their respective shareholders and unitholders outweigh the risks considered by the LinnCo board of directors and the LINN board of directors. The LinnCo board of directors and the LINN board of directors understood that there can be no assurance of future results, including results considered or expected as described in the factors listed above. It should be noted that this discussion of the reasoning of the LinnCo and LINN Conflicts Committees and LinnCo board of directors and the LINN board of directors and all other information presented in this section includes information that is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.” Additionally, see “—Certain Unaudited Prospective Financial and Operating Information” for information regarding the preparation of prospective financial information.

At meetings held on February 20, 2013 and November 3, 2013, after due consideration with LinnCo’s management and advisors, the LinnCo board of directors determined, by a unanimous vote, that the issuance of LinnCo common shares to the Berry stockholders in connection with the merger is advisable, fair and reasonable to and in the best interests of LinnCo and its shareholders. The LinnCo board of directors recommends that the LinnCo shareholders vote:

•	“FOR” the LinnCo Share Issuance Proposal;

•	“FOR” the LinnCo LLC Agreement Amendment Proposal A;

•	“FOR” the LinnCo LLC Agreement Amendment Proposal B; and

•	“FOR” the LinnCo Adjournment Proposal.

At meetings held on February 20, 2013 and November 3, 2013, after due consideration with LINN’s management and advisors, the LINN board of directors determined, by a unanimous vote, that the Contribution and Issuance are advisable, fair and reasonable and in the best interests of LINN and its unitholders. The LINN board of directors recommends that the LINN unitholders vote:

•	“FOR” the LINN Unit Issuance Proposal; and

•	“FOR” the LINN Adjournment Proposal.

Opinion of the Financial Advisor to LinnCo

LinnCo retained Citigroup as a financial advisor in connection with the transactions. In connection with this engagement, LinnCo requested that Citigroup evaluate the fairness, from a financial point of view, of the exchange ratio provided for in the merger agreement to LinnCo, as amended by the amendment to the merger agreement. On November 3, 2013, at a meeting of the LinnCo board of directors at which the amendment to the merger agreement was approved, Citigroup rendered to the LinnCo board of directors an oral opinion, confirmed by delivery of a written opinion dated November 3, 2013, to the effect that, as of that date and based on and subject to the matters described in its opinion, taking into account the transactions as a whole, the exchange ratio was fair, from a financial point of view, to LinnCo.

The full text of Citigroup’s written opinion dated November 3, 2013, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex F and is incorporated into this joint proxy statement/prospectus by reference. The description of Citigroup’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Citigroup’s opinion.

Citigroup’s opinion was provided for the information of the LinnCo board of directors (in its capacity as such) in connection with its evaluation of the exchange ratio from a financial point of view. Citigroup’s opinion does not address the underlying business decision of LinnCo or LINN to effect the transactions, the relative merits of the transactions as compared to any alternative business strategies that might exist for LinnCo or the effect of any other transaction in which LinnCo might engage. Citigroup’s opinion addresses only the fairness from a financial point of view, as of the date thereof, of the exchange ratio. It does not address any other term or aspect of the merger agreement or the transactions, including, without limitation, pre-closing adjustments to the exchange ratio, other transactions following the completion of the transactions described herein, ancillary agreements entered into in connection with the transactions, the fairness of the transactions to, or any consideration received in connection therewith by, LINN or Berry, securityholders, creditors or other constituencies of LinnCo, LINN or Berry. Citigroup’s opinion, is not intended to be and does not constitute, a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the proposed transactions or otherwise.

In arriving at its opinion, Citigroup:

•	reviewed the merger agreement, as amended by the amendment to the merger agreement, and the Contribution Agreement;

•

held discussions with certain senior officers, directors and other representatives and advisors of LinnCo and LINN and certain senior officers and other representatives and advisors of Berry concerning the businesses, operations and prospects of LinnCo, LINN and Berry;

•	reviewed certain publicly available business and financial information relating to LinnCo, LINN and Berry;

•

reviewed two year financial forecasts, reserve reports and certain other information and data relating to LinnCo, LINN and Berry which were provided to or discussed with Citigroup by the respective managements of LinnCo, LINN and Berry;

•

reviewed the financial terms of the transactions as set forth in the merger agreement and the Contribution Agreement, in each case, as amended, in relation to, among other things, current and historical market prices and trading volumes of LinnCo common shares, LINN units and Berry common stock; the historical and two year projected earnings and prices of oil, gas and natural gas liquids as well as other operating data of LinnCo, LINN and Berry; and the capitalization and financial condition of LinnCo, LINN and Berry;

•

analyzed the financial terms of certain other asset and corporate transactions which Citigroup considered relevant in evaluating the exchange ratio and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citigroup considered relevant in evaluating those of LinnCo, LINN and Berry;

•	reviewed certain potential pro forma financial effects of the transactions on LinnCo; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citigroup deemed appropriate in arriving at its opinion.

In rendering its opinion, Citigroup assumed and relied, without independent verification, upon the accuracy and completeness of all financial, tax and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citigroup and upon the assurances of the managements of LinnCo, LINN and Berry that they are not aware of any relevant information that was omitted or that remained undisclosed to Citigroup. With respect to financial forecasts, tax estimates and other information and data relating to LinnCo, LINN and Berry provided to or otherwise reviewed by or discussed with Citigroup, Citigroup was advised by the respective managements of LinnCo, LINN and Berry that such forecasts, tax estimates and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of LinnCo, LINN and Berry as to the future financial performance of LinnCo, LINN and Berry and the other matters covered thereby, and assumed, with LinnCo’s consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the transactions) reflected in such forecasts, tax estimates and other information and data will be realized in the amounts and at the times projected. In addition, Citigroup assumed with LinnCo’s consent, that there were no material undisclosed liabilities of LinnCo, LINN or Berry for which appropriate reserves or other provisions were not been made.

Citigroup assumed, with LinnCo’s consent, that the transactions will be consummated in accordance with their terms, without waiver or further modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the transactions, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on LinnCo, LINN, Berry or the contemplated benefits of the transactions. Citigroup also assumed, with LinnCo’s consent, that the merger will be treated as a tax-free reorganization and that the Contribution and Issuance will qualify as a tax-free exchange for federal income tax purposes. Citigroup did not express any opinion as to what the value of the LinnCo common shares actually will be when issued pursuant to the transactions or the price at which the LinnCo common shares will trade at any time. Citigroup did not make, or was provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of LinnCo, LINN or Berry, nor did Citigroup make any physical inspection of the properties or assets of LinnCo, LINN or Berry. Citigroup was not requested to consider, and Citigroup’s opinion did not address, the underlying business decision of LinnCo or LINN to effect the transactions, the relative merits of the transactions as compared to any alternative business strategies that might exist for LinnCo or the effect of any other transaction in which LinnCo might engage. Citigroup’s opinion addressed only the fairness from a financial point of view, as of the date hereof, of the exchange ratio. Citigroup did not express any view on, and Citigroup’s opinion did not address, any other term or aspect of the merger agreement or the transactions, including, without limitation, pre-closing adjustments to the exchange ratio, other transactions following the completion of the transactions described herein, ancillary agreements entered into in connection with the transactions, the fairness of the transactions to, or any consideration received in connection therewith by, LINN or Berry, securityholders, creditors or other constituencies of LinnCo, LINN or Berry. Citigroup also expressed no view as to, and Citigroup’s opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the transactions, or any class of such persons, relative to the exchange ratio. Citigroup did not express any opinion as to any tax or other consequences that might result from the transactions, nor did Citigroup’s opinion address any legal, tax, regulatory or accounting matters, as to which Citigroup understood that LinnCo obtained such advice as it deemed necessary from qualified professionals. Citigroup’s opinion was based upon information available to Citigroup, and financial, stock market and other conditions and circumstances existing, as of the date thereof. The credit, financial and stock markets, and the industries in which the parties operate, are continuing to experience volatility, and Citigroup expressed no opinion or view as to any potential effects of such volatility on LinnCo, LINN or Berry or the contemplated benefits of the transactions. Except as described above, LinnCo imposed no other instructions or limitations on Citigroup with respect to the investigations made or procedures followed by Citigroup in rendering its opinion.

In preparing its opinion, Citigroup performed a variety of financial and comparative analyses, including those described below. This summary of the analyses is not a complete description of Citigroup’s opinion or the analyses underlying, and factors considered in connection with, Citigroup’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citigroup arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citigroup believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Citigroup considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of LinnCo, LINN or Berry. Market data were based on the trading prices as of the close of business on November 1, 2013. No company, business or transaction reviewed is identical to LinnCo, LINN or Berry or the transactions. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, business segments or transactions reviewed.

The estimates contained in Citigroup’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Citigroup’s analyses are inherently subject to substantial uncertainty.

Citigroup was not requested to, and it did not, recommend any specific consideration payable in the transactions. The type and amount of consideration payable in the transactions was determined through negotiations between LinnCo, LINN and Berry, and the decision to enter into the transactions was solely that of LinnCo’s board of directors. Citigroup’s opinion was only one of many factors considered by LinnCo’s board of directors in its evaluation of the transactions and should not be viewed as determinative of the views of LinnCo’s board of directors or management with respect to the transactions or the exchange ratio provided for in the merger agreement.

The following is a summary of the material financial analyses presented to LinnCo’s board of directors in connection with Citigroup’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citigroup’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citigroup’s financial analyses.

Selected Comparable Public Companies Analysis

LINN. Citigroup performed a selected comparable public companies analysis of LINN by comparing certain financial and stock market information of LINN with the following selected publicly traded independent exploration and production master limited partnerships and limited liability companies. Although the selected companies were compared to LINN for purposes of this analysis, none of the selected companies are identical or directly comparable to LINN. The selected companies were:

•	BreitBurn Energy Partners L.P.

•	EV Energy Partners, L.P.

•	Legacy Reserves LP

•	LRR Energy, L.P.

•	Mid-Con Energy Partners, LP

•	QR Energy, LP

•	Vanguard Natural Resources, LLC

Citigroup reviewed, among other things, the firm value for each of the selected companies, calculated as equity value plus debt, less cash and other adjustments, as a multiple of the estimated current proved reserves and earnings before interest, taxes, depreciation and amortization and other adjustments, referred to as EBITDA and estimated production for the calendar years 2013 through 2015. Citigroup also reviewed estimated yields of the selected companies for the calendar years 2013 through 2015. Financial data of the selected companies were based on public filings, publicly available analyst research and other publicly available information. Financial data of LINN were based on internal estimates of LINN’s management. Citigroup calculated the following maximum, minimum, mean and median multiples for the selected companies:

Method	Max	Min	Mean	Median
Firm Value/2013E EBITDA	10.1x	8.6x	9.2x	9.0x
Firm Value/2014E EBITDA	9.8x	7.5x	8.4x	8.3x
Firm Value/2015E EBITDA	10.5x	6.3x	8.1x	8.3x
Firm Value/Proved Reserves ($/Boe)	$41.95	$17.40	$24.13	$21.36
Firm Value/2013E Production ($/Boe/d)	$225,101	$92,598	$126,611	$118,272
Firm Value/2014E Production ($/Boe/d)	$187,824	$85,798	$111,775	$97,252
Firm Value/2015E Production ($/Boe/d)	$157,029	$80,037	$99,859	$90,317
2013E Yield	11.5%	8.2%	9.4%	8.7%
2014E Yield	11.5%	8.4%	9.7%	9.0%
2015E Yield	11.5%	8.6%	9.8%	9.2%

Citigroup then applied the following ranges of multiples of proved reserves and estimated EBITDA, production and yields for the calendar years 2013 through 2015 to the corresponding data of LINN:

Method	Multiple Range
FV/2013E EBITDA	8.7x – 10.0x
FV/2014E EBITDA	8.0x – 9.5x
FV/2015E EBITDA	7.0x – 8.5x
FV/Proved Reserves ($/Boe)	$16.00 – $20.00
FV/2013E Production ($/Boe/d)	$95,000 – $120,000
FV/2014E Production ($/Boe/d)	$85,000 – $100,000
FV/2015E Production ($/Boe/d)	$80,000 – $100,000
2013E Distribution per Unit/Unit Price	8.3% – 10.0%
2014E Distribution per Unit/Unit Price	8.5% – 10.0%
2015E Distribution per Unit/Unit Price	8.5% – 10.0%

Based on the foregoing, Citigroup selected a per share equity reference range for LinnCo of $28.00 to $36.00. This range was then adjusted for an assumed LinnCo premium/discount with a 8.0% to (2.0)% range, which was based on factors including LinnCo’s tax attributes and trading history since its IPO. The result indicated an implied per share equity reference range for LinnCo of approximately $27.44 to $38.88.

Berry. Citigroup performed a selected comparable public companies analysis of Berry by comparing certain financial and stock market information of Berry with the following selected publicly traded independent exploration and production corporations. Although the selected companies were compared to Berry for purposes of this analysis, none of the selected companies are identical or directly comparable to Berry. The selected companies were:

•	Approach Resources Inc.

•	Denbury Resources Inc.

•	Magnum Hunter Resources Corporation

•	Midstates Petroleum Company, Inc.

•	Pioneer Natural Resources Company

•	Resolute Energy Corporation

•	Whiting Petroleum Corporation

Citigroup reviewed, among other things, the firm value for each of the selected companies as a multiple of current proved reserves as well as the estimated EBITDA and production for the calendar years 2013 through 2015. Citigroup also reviewed the current share price for each of the selected companies as a multiple of the estimated operating cash flow per share of the selected companies for the calendar years 2013 through 2015. Financial data of the selected companies were based on public filings, publicly available analyst research and other publicly available information. Financial data of Berry were based on internal estimates of Berry’s management. Citigroup calculated the following maximum, minimum, mean and median multiples for the selected companies.

Method	Max	Min	Mean	Median
Firm Value/2013E EBITDA	12.0x	5.1x	8.5x	8.9x
Firm Value/2014E EBITDA	10.2x	3.7x	6.4x	6.5x
Firm Value/2015E EBITDA	8.7x	3.2x	5.6x	5.8x
Firm Value/Proved Reserves ($/Boe)	$35.78	$12.36	$22.09	$22.80
Firm Value/2013E Production ($/Boe/d)	$162,359	$79,075	$121,700	$122,571
Firm Value/2014E Production ($/Boe/d)	$138,390	$50,966	$95,431	$89,862
Firm Value/2015E Production ($/Boe/d)	$131,015	$46,307	$84,725	$76,737
Price/2013E CFPS	12.9x	1.9x	7.3x	5.2x
Price/2014E CFPS	11.1x	1.1x	5.4x	5.2x
Price/2015E CFPS	9.3x	1.0x	4.7x	4.7x

Citigroup then applied the following ranges of multiples of proved reserves and estimated EBITDA, production and operating cash flow per share for the calendar years 2013 through 2015 to the corresponding data of Berry:

Method	Multiple Range
FV/2013E EBITDA	5.5x – 7.3x
FV/2014E EBITDA	5.8x – 7.0x
FV/2015E EBITDA	5.0x – 6.0x
FV/Proved Reserves ($/Boe)	$16.00 – $18.00
FV/2013E Production ($/Boe/d)	$105,000 – $125,000
FV/2014E Production ($/Boe/d)	$85,000 – $110,000
FV/2015E Production ($/Boe/d)	$75,000 – $100,000
Price/2013E CFPS	4.5x – 5.5x
Price/2014E CFPS	4.3x – 5.5x
Price/2015E CFPS	3.5x – 4.5x

Based on the foregoing, Citigroup selected a per share equity reference range for Berry of $43.00 to $58.00.

Based on the implied per share equity reference ranges for LinnCo and Berry described above, this analysis resulted in the following implied exchange ratio reference range, as compared to the exchange ratio provided for in the merger agreement:

Implied per Share Exchange Ratio Reference Range	Exchange Ratio
1.106 – 2.114	1.680

Selected Precedent Asset Transactions Analysis

Citigroup performed a selected precedent asset transactions analysis of Berry in which Citigroup reviewed, to the extent publicly available, financial information relating to selected asset transactions. These transactions were selected generally because, as is the case with Berry, they involved oil and gas assets in California as well as the Permian and the Uinta basins. In addition, other criteria were used to select the selected asset transactions, and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. Although Citigroup selected transactions involving assets with certain characteristics similar to those of Berry, none of the assets involved in the selected asset transactions are identical or directly comparable to the assets of Berry. Financial data of the selected asset transactions were based on public filings, publicly available analyst research and other publicly available information. Financial data of Berry were based on internal estimates of Berry’s management. The selected asset transactions included:

Announcement Date	Buyer	Seller	Location

California

Nov-12	BreitBurn Energy Partners	American Energy Operations	Belridge Field, Kern County, California

Nov-12	Memorial Production Partners	Rise Energy Partners	California Offshore

Oct-12	Timothy M. Marquez	Venoco	Onshore and Offshore Southern California

Apr-12	Southern San Joaquin Production	NiMin Energy	San Joaquin Basin, California

May-09	NiMin Capital	Legacy Energy	Pleito Creek Field, California and Krotz Springs Field, Louisiana

Jul-08	Greenhill Capital Partners	Provident Energy Trust	Los Angeles and Orange County, California

May-08	Undisclosed	Pacific Energy Resources	Los Angeles and San Joaquin Basin, California

May-07	BreitBurn Energy Partners	Provident Energy Trust	East Coyote Field and Sawtelle Field, California

Mar-07	Venoco	Berry Petroleum	West Montalvo Field, Ventura County, California

Aug-06	Clayton Williams	Undisclosed	Central Texas and Southern California

Aug-06	Occidental Petroleum	Plains Exploration & Production	California and Texas

July-06	Linn Energy, LLC	Blacksand Energy	Brea Olinda, Orange County, California

May-06	Pacific Energy Resources	Carneros Energy	Kern County, California

Feb-06	Pacific Energy Resources	Aera Energy	Southern California

Announcement Date	Buyer	Seller	Location

Dec-05	Warren Resources	Global Oil Production	North Wilmington Field, Los Angeles Basin, California

Mar-05	Plains Exploration & Production	BSI Energy Partners	Onshore Los Angeles Basin, California

Permian

Sep-13	Linn Energy	Undisclosed	Ector County

Sep-13	Diamondback Energy	Undisclosed	Midland County

Apr-13	GE Capital	Clayton Williams Energy	Andrews County

Mar-13	Rosetta Resources	Comstock Resources	Reeves County

Feb-13	Vanguard Natural Resources	Range Resources	Permian

Dec-12	Resolute Energy	RSP Permian	Permian

Dec-12	Sheridan Production Partners	SandRidge Energy	Permian

Dec-12	BreitBurn Energy Partners	CrownRock / Lynden	Permian

Dec-12	Resolute Energy	Undisclosed	Howard and Lea Counties

Sep-12	Royal Dutch Shell	Chesapeake Energy	Avalon-Leonard Shale, Wolfberry, Bone Spring

May-12	Concho Resources	Three Rivers	Wolfberry and Cline Shales

May-12	BreitBurn Energy Partners	CrownRock	Martin and Howard Counties

Apr-12	Eagle Energy Trust	Undisclosed	Permian

Dec-11	Concho Resources	PDC Energy	Midland, Ector and Andrews Counties

Oct-11	Linn Energy	Undisclosed	Permian

Oct-11	Energen Resources	Undisclosed	Martin and Howard Counties

Jun-11	Laredo Petroleum	Broad Oak Energy	Permian

Mar-11	Berry Petroleum	Undisclosed	Permian

Feb-11	Linn Energy	Undisclosed	Permian

Oct-10	Berry Petroleum	Undisclosed	Permian

Sep-10	Linn Energy	Undisclosed	Permian

Aug-10	Energen	Undisclosed	Permian

Jan-10	Berry Petroleum	Undisclosed	Permian

Nov-09	Concho Resources	Terrace Petroleum	Permian

Announcement Date	Buyer	Seller	Location

Uinta Basin

Oct-13	Ultra Petroleum	Undisclosed	Uinta

Nov-12	Crescent Point Energy	Ute Energy	Uinta

May-11	Bill Barrett	Delek Energy Systems	Altamont-Bluebell

Mar-11	Newfield Exploration	Harvest Natural Resources	Monument Butte

Mar-11	Newfield Exploration	Undisclosed	Monument Butte

Mar-11	US Oil Sands	Earth Energy Resources	Uinta

Dec-09	El Paso	Flying J Oil & Gas	Monument Butte and Altamont-Bluebell

Sep-09	Trilantic Capital Partners	Enduring Resources	Uinta

Citigroup reviewed, where available, transaction values, including the assumption of any debt, as multiples of proved reserves and production, as adjusted by the percentage change in the one-year forward blended strip prices on the NYMEX as of the close of business on November 1, 2013. Citigroup calculated the following multiples for the selected asset transactions:

Method	Max	Min	Mean	Median
California
Reserves ($/Boe)	$25.42	$1.71	$14.62	$12.77
Production ($/Boe/d)	$181,388	$88,715	$121,868	$115,561

Permian Basin
Reserves ($/Boe)	$30.45	$8.57	$16.79	$15.40
Production ($/Boe/d)	$250,346	$88,041	$145,771	$134,970

Uinta Basin
Reserves ($/Boe)	$31.81	$10.13	$19.55	$16.72
Production ($/Boe/d)	$156,318	$78,762	$129,467	$153,322

Citigroup then applied the following selected production and proved reserves multiples to the corresponding financial and operational data for Berry:

Asset Composition	Multiple Range
California
Reserves (MMBOE)	$13.00 – $17.00
Production (MBOE/d)	$115,000 – $130,000

Permian Basin
Reserves (MMBOE)	$15.00 – $18.00
Production (MBOE/d)	$140,000 – $160,000

Uinta Basin
Reserves (MMBOE)	$14.00 – $18.00
Production (MBOE/d)	$110,000 – $140,000

Based on the foregoing, Citigroup selected a per share equity reference range for Berry of $39.00 to $56.25. Based on this implied per share equity reference range for Berry and LinnCo’s per share equity reference range pursuant to the selected comparable public companies analysis, this analysis resulted in the following implied exchange ratio reference range, as compared to the exchange ratio provided for in the merger agreement:

Implied per Share Exchange Ratio Reference Range	Exchange Ratio
1.003 – 2.050	1.680

Selected Precedent Corporate Transactions Analysis

Citigroup performed a selected precedent corporate transactions analysis of Berry in which Citigroup reviewed, to the extent publicly available, financial information relating to selected corporate transactions from 2004 to November 3, 2013 with a transaction value in excess of $1.0 billion. These transactions were selected generally because they involved U.S. target companies engaged in the exploration and production of oil and gas reserves with certain characteristics similar to Berry. In addition, other criteria were used to select the selected corporate transactions, and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. Although Citigroup selected transactions involving companies with certain characteristics similar to those of Berry, none of the companies involved in the selected corporate transactions are identical or directly comparable to Berry. Financial data of the selected corporate transactions were based on public filings and other publicly available information. Financial data of Berry were based on internal estimates of Berry’s management. The selected corporate transactions included:

Announcement Date	Acquiror	Target / Seller
Dec-12	Freeport-McMoRan Copper & Gold Inc.	Plains Exploration & Production Company

Dec-12	Freeport-McMoRan Copper & Gold Inc.	McMoRan Exploration Co.

Apr-12	Halcón Resources Corporation	GeoResources, Inc.

Oct-11	Statoil ASA	Brigham Exploration Company

Jul-11	BHP Billiton	Petrohawk Energy Corporation

Nov-10	Chevron Corporation	Atlas Energy, Inc.

Jun-10	SandRidge Energy, Inc.	Arena Resources, Inc.

Apr-10	Apache Corporation	Mariner Energy, Inc.

Dec-09	Exxon Mobil Corporation	XTO Energy Inc.

Nov-09	Denbury Resources Inc.	Encore Acquisition Company

Jan-07	Forest Oil Corporation	The Houston Exploration Company

Jun-06	Anadarko Petroleum Corporation	Kerr-McGee Corporation

Apr-06	Petrohawk Energy Corporation	KCS Energy, Inc.

Jan-06	Helix Energy Solutions Group, Inc.	Remington Oil & Gas Corporation

Dec-04	Noble Energy, Inc.	Patina Oil & Gas Corporation

Citigroup reviewed, among other things, the transaction value, calculated as firm value, for each of the selected corporate transactions, as multiples of the target company’s latest twelve months EBITDA, proved reserves and current production, as adjusted by the percentage change in the one-year forward blended strip prices on the NYMEX as of the close of business on November 1, 2013. For each of the selected corporate transactions, Citigroup also reviewed premia paid to the target shareholders over a one-day price and four-week price. Citigroup calculated the following multiples for the selected corporate transactions:

Method	Max	Min	Mean	Median
Transaction Value/LTM EBITDA	22.5x	5.4x	10.6x	9.1x
Transaction Value/Proved Reserves ($/Boe)	$94.05	$9.26	$27.61	$22.67
Transaction Value/Current Production ($/Boe/d)	$272,579	$29,974	$119,675	$94,109
1-Day Premium	74%	8%	33%	25%
4-Week Premium	71%	(5)%	32%	27%

Citigroup then applied the following selected multiples of latest twelve months EBITDA, proved reserves, current production and one-day and four-week premia to the corresponding data of Berry:

Method	Multiple Range
Transaction Value/LTM EBITDA	7.5x – 9.0x
Transaction Value/Proved Reserves ($/Boe)	$20.00 – $24.00
Transaction Value/Current Production ($/Boe/d)	$110,000 – $135,000
1-Day Premium	15% – 30%
4-Week Premium	15% – 30%

Based on the foregoing, Citigroup selected a per share equity reference range for Berry of $53.00 to $64.00. Based on this implied per share equity reference range for Berry and LinnCo’s per share equity reference range pursuant to the selected comparable public companies analysis, this analysis resulted in the following implied exchange ratio reference range, as compared to the exchange ratio provided for in the merger agreement:

Implied per Share Exchange Ratio Reference Range	Exchange Ratio
1.363 – 2.332	1.680

Discounted Cash Flow Analysis

LINN. Citigroup performed a discounted cash flow analysis of LINN to calculate the estimated present value of the stand-alone unlevered free cash flows that LINN was forecasted to generate during fiscal years 2014 and 2015 based on internal estimates of LINN’s management. Estimated terminal values for LINN were calculated by applying a range of terminal value EBITDA multiples of 8.5x to 10.0x to LINN’s estimated EBITDA for fiscal year 2015. The cash flows and terminal values were then discounted to present value as of December 31, 2013 using discount rates ranging from 8.5% to 10.5% based on analyses of LINN’s weighted average cost of capital. The result was then adjusted for an assumed LinnCo premium/discount with a 8.0% to (2.0)% range, which was based on factors including LinnCo’s tax attributes and trading history since its IPO. This analysis indicated an implied per share equity reference range for LinnCo of approximately $29.25 to $44.77 per share.

Berry. Citigroup performed a discounted cash flow analysis of Berry to calculate the estimated present value of the stand-alone unlevered, after-tax free cash flows that Berry was forecasted to generate during fiscal years 2014 and 2015 based on internal estimates of Berry’s management. Estimated terminal values for Berry were calculated by applying a range of terminal value EBITDA multiples of 5.5x to 7.0x to Berry’s estimated EBITDA for fiscal year 2015. The cash flows and terminal values were then discounted to present value as of December 31, 2013 using discount rates ranging from 9.3% to 11.8% based on analyses of Berry’s weighted average cost of capital. This analysis indicated an implied per share equity reference range for Berry of approximately $42.54 to $64.45.

Based on the implied per share equity reference ranges for LinnCo and Berry described above, this analysis resulted in the following implied exchange ratio reference range, as compared to the exchange ratio provided for in the merger agreement:

Implied per Share Exchange Ratio Reference Range	Exchange Ratio
0.950 – 2.204	1.680

Net Asset Valuation (NAV) Analysis

LINN. Citigroup performed a net asset valuation analysis of LINN to calculate the estimated present value of the stand-alone unlevered cash flows that LINN could be expected to generate from its estimated reserves as of December 31, 2013. Estimated cash flows were based on internal estimates of LINN’s management (the “Management Case”) and the forward pricing curve of oil and gas commodity prices as reported on the NYMEX as of October 31, 2013 (the “NYMEX Strip Case”). For purposes of this analysis, the relative certainty of LINN’s reserve categories was reflected by applying relative probability weightings. The present values of the cash flows were calculated using discount rates ranging from 8.5% to 10.5% based on analyses of LINN’s weighted average cost of capital. The result was then adjusted for an assumed LinnCo premium/discount with a 8.0% to (2.0)% range, which was based on factors including LinnCo’s tax attributes and trading history since its IPO. This analysis indicated an implied per share equity reference range for LINN of approximately $30.37 to $42.43 (NYMEX Strip Case) and $35.79 to $49.24 (Management Case).

Berry. Citigroup performed a net asset valuation analysis of Berry to calculate the estimated present value of the stand-alone unlevered, after-tax cash flows that Berry could be expected to generate from its estimated reserves as of December 31, 2013. Estimated cash flows were based on internal estimates of Berry’s management (the “Management Case”) and the forward pricing curve of oil and gas commodity prices as reported on the NYMEX as of the close of business on October 31, 2013 (the “NYMEX Strip Case”). For purposes of this analysis, the relative certainty of Berry’s reserve categories was reflected by applying relative probability weightings. The present values of the cash flows were calculated using discount rates ranging from 9.3% to 11.8% based on analyses of Berry’s weighted average cost of capital. This analysis indicated an implied per share equity reference range for Berry of approximately $43.28 to $57.90 (NYMEX Strip Case) and $52.21 to $68.75 (Management Case).

Based on the implied per share equity reference ranges for LinnCo and Berry described above, this analysis resulted in the following implied exchange ratio reference ranges, as compared to the exchange ratio provided for in the merger agreement:

Implied per Share Exchange Ratio Reference Range		Exchange Ratio
NYMEX Strip Case	Management Case

1.020 – 1.906	1.060 – 1.921	1.680

Pro Forma Analyses

Contribution Analysis

Citigroup reviewed the relative financial and operational contributions of LINN and Berry to the future financial performance of LINN on a pro forma basis, without giving effect to potential strategic implications, operational benefits or accounting adjustments anticipated to result from the transactions. For the purposes of this analysis, Citigroup assumed that the transactions would be completed on January 1, 2014. Financial data of LINN were based on internal estimates of LINN’s management. Financial data of Berry were based on internal estimates of Berry’s management as adjusted by LINN’s management. For purposes of this analysis, Citigroup reviewed LINN’s and Berry’s relative contribution of estimated EBITDA, production and distributable cash flow for the calendar years 2013 through 2015 as well as proved reserves as of December 31, 2012. Citigroup then calculated implied exchange ratios based upon the relative contributions. Assuming parity between LINN and LinnCo, this analysis indicated the following exchange ratio reference range, as compared to the exchange ratio provided for in the merger agreement:

Implied per Share Exchange Ratio Reference Range	Exchange Ratio
1.342 – 2.755	1.680

Accretion/Dilution Analysis

Citigroup reviewed the potential pro forma financial effects of the transactions on LINN’s distributable cash flow per unit for the calendar years 2014 and 2015, as determined as described under “EXPLANATORY NOTE REGARDING DISTRIBUTION PRACTICES” on page 243, and derived therefrom the corresponding impact on LinnCo’s distributable cash flow per share in the corresponding periods, after giving effect to the potential strategic implications, operational benefits and accounting adjustments anticipated to result from the transactions and accounting for the per share cash impact from the tax liability expected to be created at LinnCo as part of the transactions. For the purposes of this analysis, Citigroup assumed that the transactions would be completed on January 1, 2014. Financial data of LINN were based on internal estimates of LINN’s management. Financial data of Berry were based on internal estimates of Berry’s management as adjusted by LINN’s management. Based on the exchange ratio provided for in the merger agreement, this analysis indicated that the transactions would be accretive to LINN’s estimated distributable cash flow per unit and LinnCo’s estimated distributable cash flow per share for the calendar years 2014 and 2015 as follows:

Percentage Accretion/(Dilution)
LINN Distributable Cash Flow per Unit
Calendar Year 2014	5.4%
Calendar Year 2015	4.4%

LinnCo Distributable Cash Flow per Share
Calendar Year 2014	5.0%
Calendar Year 2015	2.3%

The actual results achieved by LINN and LinnCo may vary from forecasted results, and the variations may be material.

Other Information

Citigroup also reviewed, for informational purposes, among other things, the following:

•

Historical trading prices for LinnCo, LINN and Berry derived by dividing daily closing prices of LinnCo common shares, LINN units and Berry common stock, noting that the low and high trading prices during the 52-week period ended November 1, 2013 (or, in LinnCo’s case, the period since its IPO) indicate an implied exchange ratio reference range of 0.683x to 2.127x, as compared to the exchange ratio of 1.680x provided for in the merger agreement; and

•

Forward price targets for LinnCo common shares, LINN units and Berry common stock in publicly available analyst research reports, noting that the low and high stock price targets indicate an implied exchange ratio reference range of 1.100x to 1.897x, as compared to the exchange ratio of 1.680x provided for in the merger agreement.

Miscellaneous

Under the terms of Citigroup’s engagement, LinnCo agreed to pay Citigroup for its financial advisory services in connection with the transactions an aggregate fee of $14.0 million, $5.0 million of which was paid following the delivery of Citigroup’s first opinion dated February 20, 2013, and $9.0 million of which is contingent upon the completion of the transactions. LinnCo also agreed to reimburse Citigroup for reasonable expenses incurred by Citigroup in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Citigroup and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement. Citigroup and its affiliates in the past provided, and currently provide, services to LinnCo, LINN and Berry unrelated to the proposed transactions, for which services Citigroup and such affiliates have received and expect to receive compensation, including, without limitation, (1) having acted as bookrunner in connection with the IPO of LinnCo; (2) having acted as bookrunner in connection with certain equity and debt offerings of LINN as well as financial advisor to LINN in connection with certain merger and acquisition transactions; and (3) having acted as co-manager in connection with a debt offering of Berry. Excluding the compensation paid and payable to Citigroup as described above in connection with the transactions, during the past two years, Citigroup and its affiliates have received as compensation for investment banking services (1) approximately $6.6 million in the aggregate from LinnCo, (2) approximately $11.9 million in the aggregate from LINN, and (3) approximately $2.7 million in the aggregate from Berry and its affiliates. Citigroup and its affiliates may also provide services to LinnCo, LINN, Berry and their respective affiliates in the future. In the ordinary course of business, Citigroup and its affiliates may actively trade or hold the securities of LinnCo, LINN and Berry for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citigroup and its affiliates may maintain relationships with LinnCo, LINN, Berry and their respective affiliates.

LinnCo selected Citigroup as its financial advisor in connection with the transactions based on Citigroup’s reputation and experience. Citigroup is an internationally recognized investment banking firm which regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The issuance of Citigroup’s opinion was authorized by Citigroup’s fairness opinion committee.

Opinion of the Financial Advisor to the LinnCo Conflicts Committee

In connection with the Transaction, the LinnCo Conflicts Committee retained Evercore, to act as financial advisor to the LinnCo Conflicts Committee in connection with evaluating a potential transaction in which LinnCo would acquire Berry and subsequently contribute Berry to LINN in exchange for the Contribution Consideration. On November 3, 2013, at a meeting of the LinnCo Conflicts Committee, Evercore rendered its oral opinion, subsequently confirmed by delivery of a written opinion, that, as of November 3, 2013 and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the Contribution Consideration to be received by LinnCo was fair, from a financial point of view, to LinnCo, taking into account the transaction as a whole, including the deferred tax liability to be retained by LinnCo as a result of the transaction.

The full text of the written opinion of Evercore, dated as of November 3, 2013, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex G to this joint proxy statement/prospectus and is incorporated by reference in its entirety into this joint proxy statement/prospectus. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the LinnCo Conflicts Committee (in its capacity as such) in connection with its evaluation of the fairness of the Contribution Consideration to be received by LinnCo from LINN from a financial point of view, and did not address any other aspects or implications of the transaction. The opinion does not constitute a recommendation to the LinnCo Conflicts Committee or to any other persons in respect of the transaction, including as to how any holder of shares of LinnCo’s common shares should act or vote in respect of the transaction. Evercore’s opinion does not address the relative merits of the transaction as compared to any other business or financial strategies that might be available to LinnCo, nor does it address the underlying business decision of LinnCo to engage in the transaction. Finally, Evercore did not express any opinion as to the price at which LinnCo common shares will trade at any time. The summary of the Evercore opinion set forth herein is qualified in its entirety by reference to the full text of the opinion included as Annex G.

In connection with rendering its opinion and performing its related financial analysis, Evercore, among other things:

•

reviewed certain publicly available business and financial information relating to LinnCo, Berry and Linn that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•

reviewed and discussed with management of the LinnCo certain non-public projected financial, operating and tax data relating to LinnCo, Berry and Linn prepared and furnished to Evercore by management of the LinnCo;

•

discussed past and current operations, financial projections and current financial condition of the LinnCo, Berry and Linn with management of LinnCo (including their views on the risks and uncertainties of achieving such projections);

•	reviewed a report regarding Berry’s proved reserves prepared by DeGolyer and MacNaughton dated as of December 31, 2012;

•	reviewed a report regarding Berry’s probable and possible reserves prepared by Berry dated as of December 31, 2012;

•	reviewed a report regarding Berry’s proved, probable and possible reserves prepared by Berry with an effective date of October 1, 2013;

•	reviewed the impact of different commodity price assumptions on the net asset value of Berry’s proved, probable and possible reserves;

•	reviewed a report regarding Linn’s proved reserves prepared by DeGolyer and MacNaughton dated as of December 31, 2012;

•	reviewed the reported prices and the historical trading activity of LinnCo’s and Berry’s common stock and Linn’s common units;

•	compared the financial performance of Berry and Linn and their market trading multiples with those of certain other publicly-traded companies and partnerships that Evercore deemed relevant;

•	compared the financial performance of Berry and the valuation multiples implied by the Transaction with those of certain other transactions that Evercore deemed relevant;

•	compared the financial performance of Linn and the valuation multiples of certain transactions that Evercore deemed relevant;

•	analyzed the value of the deferred tax liability that would remain with LinnCo after the Contribution;

•	reviewed the Merger Agreement, dated as of February 20, 2013;

•	reviewed a draft of the Amendment dated November 2, 2013;

•	reviewed the Contribution Agreement by and between LinnCo and Linn, dated as of February 20, 2013 (the “Contribution Agreement”);

•	reviewed a draft of Amendment No. 1 to the Contribution Agreement dated November 2, 2013 (together with the Contribution Agreement, the “Amended Contribution Agreement”); and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability therefor. With respect to the projected financial and tax data relating to LinnCo, Berry and LINN prepared by the management of LinnCo, Evercore assumed, based on the advice of LinnCo, that such data had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of LinnCo’s management as to the future financial performance of LinnCo, Berry and LINN under the alternative business assumptions reflected in such projected financial and tax data. Evercore relied on the projections prepared by the management of LinnCo with respect to projected financial and operating data of LinnCo, Berry and LINN. Evercore expressed no view as to such financial or tax data, or as to the assumptions on which they were based. For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the executed merger agreement and Contribution Agreement were substantially the same as the drafts dated February 19, 2013 and that the executed Amendment and Amended Contribution Agreement were substantially the same as the drafts dated November 2, 2013 and reviewed by Evercore and the Conflicts Committee confirmed to Evercore that no material modification had been made to such drafts after such date, that the representations and warranties of each party contained in the merger agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and Contribution Agreement, and that all conditions to the consummation of the transaction will be satisfied without any material modification or waiver thereof. Evercore further assumed that there has been no material change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of LinnCo, Berry, or LINN since the date of the most recent financial statements provided to Evercore. Finally, Evercore assumed that all governmental, regulatory and other consents, approvals and releases necessary for the consummation of the transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on LinnCo or the consummation of the transaction or materially reduce the benefits to the holders of common shares LinnCo of the transaction.

Evercore did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of LinnCo, Berry, or LINN and, except for the reserve reports, Evercore was not furnished with any such valuation or appraisal. Evercore did not evaluate the solvency or fair value of LinnCo, Berry, LINN or any of their respective affiliates under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Evercore assumed that the outcome of any current and pending litigation affecting LinnCo, Berry or LINN would not be material to Evercore’s analysis. Evercore’s opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and as could be evaluated on the date of the opinion. It is understood that subsequent developments may affect Evercore’s opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion, except as may be requested by the LinnCo Conflicts Committee pursuant to the terms of the engagement letter between Evercore, the LinnCo Conflicts Committee and LinnCo.

Evercore was not asked to opine upon, and expressed no opinion with respect to, any matter other than the fairness of the Contribution Consideration, from a financial point of view, to LinnCo. Evercore did not express any view on, and its opinion did not address, the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of LinnCo, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of LinnCo, or any class of such persons, whether relative to the Contribution Consideration or otherwise. Evercore assumed that any modification to the structure of the transaction would not vary in any respect material to its analysis. Evercore’s opinion did not constitute a recommendation as to how any holder of LinnCo common shares should act or, if applicable, vote in respect of the issuance of LinnCo common shares or the contribution of Berry to LINN. Evercore expressed no opinion as to the price at which LinnCo common shares will trade at any time. Evercore is not a legal, regulatory, accounting or tax expert and assumed, with

LinnCo’s consent, the accuracy and completeness of assessments by LinnCo with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial analyses performed and reviewed by Evercore with the LinnCo Conflicts Committee on November 3, 2013 in connection with rendering its oral opinion and the preparation of its written opinion letter dated November 3, 2013. Each analysis was provided to the LinnCo Conflicts Committee. The following summary, however, does not purport to be a complete description of the analyses performed and reviewed by Evercore. In connection with arriving at its opinion, Evercore considered all of its analyses as a whole and the order of the analyses described and the results of these analyses do not represent any relative importance or particular weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data (including the closing prices for the common shares of LinnCo, the common stock of Berry and the units of LINN) that existed on November 3, 2013, and is not necessarily indicative of current market conditions.

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to fully understand the financial analyses performed by Evercore. The tables alone do not constitute a complete description of the financial analyses performed by Evercore. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Evercore’s financial analyses.

Valuation of Berry

Net Asset Value Analyses

Evercore calculated the net present value of estimates of future after-tax cash flows based on the reserve report projections provided by Berry described above. Evercore evaluated four scenarios in which the principal variables were oil and natural gas prices. The four pricing scenarios were based on benchmarks for spot sales of West Texas Intermediate crude oil and for spot sales of Henry Hub natural gas. One scenario was based on the annual average of oil and natural gas futures contract prices quoted on the New York Mercantile Exchange for five years and held flat thereafter. Benchmark prices for the other three scenarios were projected to be $75.00, $90.00, and $105.00 per barrel of oil and $3.50, $4.00, and $4.50 per million British thermal units for natural gas. Applying various after-tax discount rates ranging from 8.0% to 25.0% depending on reserve category to the after-tax cash flows of the proved and non-proved reserve estimates, and adjusting for the present value of the future estimated effects of hedging at discount rates ranging from 8.0% to 10.0%, firm transportation commitment liabilities at discount rates ranging from 5.0% to 10.0% and general and administrative expenses and cash taxes at discount rates ranging from 12.0% to 15.0%, Evercore calculated the following implied net asset value for Berry:

	Five Year Strip		$75 Oil & $3.50 Natural Gas		$90 Oil & $4.00 Natural Gas		$105 Oil & $4.50 Natural Gas
	Min	Max	Min	Max	Min	Max	Min	Max
Implied Net Asset Value ($ MM)	$3,655	$4,571	$3,007	$3,746	$4,047	$5,112	$5,256	$6,603

Evercore then adjusted for net debt at 9/30/2013 and for the present value of the future estimated effects of the deferred tax liability based on discount rates ranging from 5.0% to 10.0% to determine the following implied adjusted equity value for Berry:

	Five Year Strip		$75 Oil & $3.50 Natural Gas		$90 Oil & $4.00 Natural Gas		$105 Oil & $4.50 Natural Gas
	Min	Max	Min	Max	Min	Max	Min	Max
Implied Adjusted Equity Value ($ MM)	$1,947	$2,864	$1,299	$2,040	$2,339	$3,406	$3,548	$4,897

Peer Group Trading Analysis

Evercore performed a peer group trading analysis of Berry by reviewing and comparing the market values and trading multiples of the following seven publicly traded companies that Evercore deemed to have certain characteristics that are similar to Berry, based on size, asset base and production characteristics:

•	Whiting Petroleum Corporation

•	Cimarex Energy Co.

•	SM Energy Company

•	Oasis Petroleum Inc.

•	Halcón Resources Corporation

•	Kodiak Oil & Gas Corp.

•	Laredo Petroleum, Inc.

Although the peer group was compared to Berry for purposes of this analysis, no company used in the peer group analysis is identical or directly comparable to Berry. In order to calculate peer group trading multiples, Evercore relied on publicly available filings with the SEC and equity research analyst estimates.

For each of the peer group companies, Evercore calculated the following trading multiples:

•

Equity Value/2013E Cash Flow per Share, which is defined as market value of equity divided by the fully diluted shares outstanding (“Equity Value”), divided by estimated cash flows from operations before working capital adjustments (“CFPS”) for the calendar year 2013;

•	Equity Value/2014E Cash Flow per Share, which is defined as Equity Value divided by CFPS for the calendar year 2014;

•

Enterprise Value/2013E EBITDA, which is defined as market value of equity, plus debt and preferred stock, less cash (“Enterprise Value”), divided by estimated earnings before interest, taxes, depreciation and amortization, and exploration expense (“EBITDA”) for the calendar year 2013;

•	Enterprise Value/2014E EBITDA, which is defined as Enterprise Value divided by estimated EBITDA for the calendar year 2014;

•	Enterprise Value/Proved Reserves, which is defined as Enterprise Value divided by proved reserves as of December 31, 2012;

•	Enterprise Value/Current Production, which is defined as Enterprise Value divided by current average daily production; and

•	Enterprise Value/2013E Production, which is defined as Enterprise Value divided by projected 2013E average daily production.

The maximum, minimum, mean and median trading multiples are set forth below. The table also includes relevant multiple ranges selected by Evercore based on the resulting range of multiples and certain other considerations related to the specific characteristics of Berry.

Benchmark	Max	Min	Mean	Median
Equity Value/2013E CFPS	10.8x	4.4x	6.1x	5.3x
Equity Value/2014E CFPS	8.8x	3.6x	4.9x	4.2x
EV/2013E EBITDA	11.3x	5.1x	7.1x	6.8x
EV/2014E EBITDA	9.3x	4.6x	5.7x	4.9x
EV/Proved Reserves ($/Boe)	$41.07	$26.05	$32.68	$33.22
EV/Current Production ($/Boe/d)	$206,209	$55,074	$136,844	$150,921
EV/2013E Production ($/Boe/d)	$172,383	$57,935	$127,263	$137,372

Benchmark	Reference Range	Implied Berry Enterprise Value Range ($ MM)
Equity Value/2013E CFPS	5.0x – 6.0x	$4,607 – $5,206
Equity Value/2014E CFPS	4.0x – 5.0x	$3,991 – $4,585
EV/2013E EBITDA	5.8x – 7.0x	$3,834 – $4,627
EV/2014E EBITDA	4.8x – 5.8x	$3,259 – $3,938
EV/Proved Reserves ($/Boe)	$25.00 – $30.00	$6,878 – $8,253
EV/Current Production ($/Boe/d)	$95,000 – $120,000	$3,934 – $4,970
EV/2013E Production ($/Boe/d)	$85,000 – $110,000	$3,409 – $4,411

Evercore applied the relevant multiples to Berry’s 2013 and 2014 estimated CFPS and EBITDA, proved reserves, and current and 2013E average daily production to determine a selected Enterprise Value range of $3,800 million to $4,600 million. After adjusting for net debt at 9/30/2013, Evercore determined an implied equity value range of $2,083 million to $2,883 million. Evercore then accounted for the present value of the future estimated effects of the deferred tax liability based on discount rates ranging from 5.0% to 10.0% to determine an implied adjusted equity value range of $2,092 million to $2,894 million.

Precedent M&A Transaction Analysis

Evercore reviewed selected publicly available information for oil and gas property transactions announced between February 2006 and October 2013 and selected 99 transactions involving assets that Evercore deemed to have certain characteristics that are similar to those of Berry, with assets similar to the assets of Berry and certain transactions with Berry’s primary operating areas, although Evercore noted that none of the selected transactions or the selected companies that participated in the selected transactions were directly comparable to Berry. Evercore applied relevant transaction multiples ranging from $7.00 to $30.00 per barrel of oil equivalent of proved reserves and $50,000 to $140,000 per average daily produced barrel of oil equivalent to determine a selected Enterprise Value range of $4,125 million to $5,500 million. After adjusting for net debt at 9/30/2013, Evercore determined an implied equity value range of $2,408 million to $3,783 million. Evercore then accounted for the present value of the future estimated effects of the deferred tax liability based on discount rates ranging from 5.0% to 10.0% to determine an implied adjusted equity value range of $2,417 million to $3,794 million.

Evercore also reviewed selected publicly available information for oil and gas corporate transactions announced between September 2005 and December 2012 and selected 22 transactions involving companies that Evercore deemed to have certain characteristics that are similar to those of Berry, including transactions involving targets which were domestic exploration and production companies, although Evercore noted that none of the selected transactions or the selected companies that participated in the selected transactions were directly comparable to Berry. Evercore applied relevant transaction multiples ranging from 6.0x to 8.0x 2013E CFPS, 5.0x to 7.0x 2014E CFPS, 6.0x to 8.0x 2013E EBITDA, 5.0x to 6.0x 2014E EBITDA, $16.50 to $25.00 per barrel of oil equivalent of proved reserves, and $90,000 to $110,000 per average daily produced barrel of oil equivalent to determine a selected Enterprise Value range of $4,000 to $5,000. After adjusting for net debt at 9/30/2013, Evercore determined an implied equity value range of $2,283 to $3,283. Evercore then accounted for the present value of the future estimated effects of the deferred tax liability based on discount rates ranging from 5.0% to 10.0% to determine an implied adjusted equity value range of $2,292 million to $3,294 million.

Valuation of the Contribution Consideration

Discounted Distribution Analysis

Evercore performed a discounted distribution analysis of LINN by valuing the distributions to be received by each unit of LINN for the five year period ending December 31, 2018 based on the forecasts received from LinnCo management (see “—Certain Unaudited Prospective Financial and Operating Information—Unaudited Prospective Financial and Operating Information Provided to the LINN Board of Directors, the LinnCo Board of Directors, Citigroup, Evercore and Greenhill”). Assuming a terminal exit yield at December 31, 2018 of 8.0% to

10.0% based on LINN’s current and recent historical yield and an assumed discount rate of 10.0% to 12.0% derived by taking into consideration a cost of equity calculation among other things, Evercore determined an implied equity value per unit range of $25.68 to $31.20. Based on the 96.2 million LINN units to be received, Evercore determined a Contribution Consideration value range of $2,471 million to $3,002 million.

Peer Group Trading Analysis

Evercore performed a peer group trading analysis of LINN by reviewing and comparing the market values and trading multiples of the following 9 publicly traded partnerships that Evercore deemed to have certain characteristics that are similar to LINN based on such publicly traded partnerships’ focus on exploration and production of oil and natural gas:

•	EV Energy Partners, L.P.

•	BreitBurn Energy Partners L.P.

•	Vanguard Natural Resources, LLC

•	QR Energy, LP

•	Legacy Reserves LP

•	Atlas Resource Partners, L.P.

•	Memorial Production Partners LP

•	LRR Energy, L.P.

•	Mid-Con Energy Partners, LP

Although the peer group was compared to LINN for purposes of this analysis, no partnership used in the peer group analysis is identical or directly comparable to LINN. In order to calculate peer group trading multiples, Evercore relied on publicly available filings with the SEC and equity research analyst estimates.

For each of the peer group partnerships, Evercore calculated the following trading multiples:

•	Enterprise Value/2013E EBITDA, which is defined as Enterprise Value divided by estimated EBITDA for the calendar year 2013; and

•	Enterprise Value/2014E EBITDA, which is defined as Enterprise Value divided by estimated EBITDA for the calendar year 2014.

The maximum, minimum, mean and median trading multiples are set forth below. The table also includes relevant multiple ranges selected by Evercore based on the resulting range of multiples and certain other considerations related to the specific characteristics of LINN.

Benchmark	Max	Min	Mean	Median
EV/2013E EBITDA	12.1x	8.6x	9.8x	9.4x
EV/2014E EBITDA	9.4x	5.8x	7.8x	7.6x

Benchmark	Reference Range	Implied LINN Enterprise Value Range ($ MM)
EV/2013E EBITDA	8.0x – 9.0x	$11,982 – $13,480
EV/2014E EBITDA	7.0x – 8.0x	$13,929 – $15,919

Evercore applied the relevant multiples to LINN’s 2013E and 2014E EBITDA to determine a selected Enterprise Value range of $13,500 million to $15,500 million. After adjusting for net debt at 9/30/2013 and LINN’s fully diluted units outstanding, Evercore determined an implied equity value per unit range of $27.37 to $35.81. Based on the 96.2 million LINN units to be received, Evercore determined a Contribution Consideration value range of $2,633 million to $3,445 million.

Precedent M&A Transaction Analysis

Evercore reviewed selected publicly available information for oil and gas corporate transactions announced between September 2005 and December 2012 and selected 22 transactions involving companies engaged in similar oil and natural gas exploration and production activities that Evercore deemed to have certain characteristics that are similar to those of LINN, although Evercore noted that none of the selected transactions or the selected companies that participated in the selected transactions were directly comparable to LINN. Evercore applied relevant transaction multiples ranging from 7.0x to 8.5x 2013E EBITDA and 6.0x to 7.5x 2014E EBITDA to determine a selected Enterprise Value range of $12,000 million to $14,500 million. After adjusting for net debt at 9/30/2013 and LINN’s fully diluted units outstanding, Evercore determined an implied equity value per unit range of $21.04 to $31.59. Based on the 96.2 million LINN units to be received, Evercore determined a Contribution Consideration value range of $2,025 million to $3,039 million.

Valuation of Contribution Consideration

Based on a LINN unit price of $30.82 as of November 1, 2013, Evercore noted that the 96.2 million LINN units to be received, implies a value of $2,964 million for the 96.2 million LINN units.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the review of the transaction, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion to the LinnCo Conflicts Committee. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the common stock, unit or asset value, as the case may be, of LinnCo, Berry or LINN. No company used in the above analyses as a comparison is directly comparable to LinnCo, Berry or LINN, and no precedent transaction used is directly comparable to the transaction. Furthermore, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of LinnCo, Berry, LINN and their respective advisors.

Evercore prepared these analyses solely for the information and benefit of the LinnCo Conflicts Committee and for the purpose of providing an opinion to the LinnCo Conflicts Committee as to the fairness, from a financial point of view, of the Contribution Consideration to be paid by LINN to LinnCo pursuant to the merger agreement and Contribution Agreement. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

Under the terms of Evercore’s engagement letter with the LinnCo Conflicts Committee and LinnCo, LinnCo has agreed to pay Evercore customary fees for a transaction of this nature. In addition, LinnCo has agreed to reimburse Evercore for its reasonable and documented out-of-pocket expenses (including legal fees, expenses and disbursements) incurred in connection with its engagement and to indemnify Evercore and any of its members, parties officers, advisors, representatives, employees, agents, affiliates or controlling persons, if any, against certain liabilities and expenses arising out of its engagement.

Evercore or its affiliates may, in the ordinary course of business, actively trade equity, debt or other securities, or related derivative securities, or other financial instruments, including bank loans and other obligations, of LinnCo, Berry, LINN or any of their respective affiliates, for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities or instruments. During the past two years, no material relationship existed between Evercore and its affiliates and LinnCo, Berry or LINN or any of their respective affiliates pursuant to which compensation was received by Evercore or its affiliates as a result of such a relationship. As the LinnCo Conflicts Committee has acknowledged, Evercore has been engaged in a process to sell oil and natural gas properties, a portion of which are owned by LINN. Evercore may provide financial or others services to LinnCo, Berry or LINN in the future and in connection with any such services may receive compensation. Evercore has not provided any services to Berry or LINN, or any of their affiliates in connection with the transaction.

The LinnCo Conflicts Committee engaged Evercore to act as a financial advisor based on its qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

Opinion of the Financial Advisor to the LINN Conflicts Committee

Greenhill has acted as financial advisor to the LINN Conflicts Committee in connection with the Contribution. On November 3, 2013, Greenhill delivered its oral opinion, subsequently confirmed in writing, to the LINN Conflicts Committee that, as of the date of the opinion and based upon and subject to the limitations and assumptions stated in its opinion, the proposed Contribution pursuant to the Contribution Agreement and the merger agreement is fair, from a financial point of view, to LINN.

The full text of Greenhill’s written opinion dated November 3, 2013, which contains the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex H to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of Greenhill’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. You are urged to read the opinion in its entirety.

In arriving at its opinion, Greenhill, among other things, has:

•	reviewed the Original Merger agreement;

•	reviewed the Original Contribution Agreement and certain related documents;

•	reviewed a draft dated November 2, 2013 of the Merger Agreement Amendment;

•	reviewed a draft dated November 3, 2013 of the Contribution Agreement Amendment;

•	reviewed certain publicly available financial statements and 2012 Form 10-K annual reports for LINN, LinnCo and Berry;

•

reviewed certain estimates of LINN’s oil and gas reserves, including (i) estimates of proved reserves prepared by the independent engineering firm of D&M as of December 31, 2012, and (ii) estimates of proved, probable and possible reserves prepared by LINN’s management as of October 31, 2013;

•

reviewed certain estimates of Berry’s oil and gas reserves, including (i) estimates of proved reserves prepared by D&M as of December 31, 2012, and (ii) estimates of proved, probable and possible reserves prepared by Berry’s management as of October 31, 2013;

•	reviewed certain other publicly available business and financial information relating to LINN, LinnCo and Berry that Greenhill deemed relevant;

•

reviewed certain information, including financial forecasts and other financial and operating data concerning LINN, LinnCo and Berry, including information regarding benefits of the acquisition by LINN of Berry, prepared by the management of LINN (see “—Certain Unaudited Prospective Financial and Operating Information—Unaudited Prospective Financial and Operating Information Provided to the LINN Board of Directors, the LinnCo Board of Directors, Citigroup, Evercore and Greenhill”);

•	discussed the past and present operations and financial condition and the prospects of LINN, LinnCo and Berry with senior executives of LINN, LinnCo and Berry;

•	reviewed the historical market prices and trading activity for LINN, LinnCo and Berry and analyzed their implied valuation multiples;

•	compared the financial terms of the Contribution with the publicly available financial terms of certain transactions that Greenhill deemed relevant;

•	compared certain financial and stock market information for Berry with similar financial and stock market information for certain other publicly traded companies that Greenhill deemed relevant;

•

performed analyses which measured Berry’s contribution to the combined company’s operating, financial and net present value measures, and compared that contribution to the equity ownership implied by the Issuance (as defined below);

•	reviewed projections for LINN pro forma for the Issuance and acquisition of Berry, prepared by the management of LINN;

•	participated in discussions among representatives of LINN and its legal advisors; and

•	performed such other analyses and considered such other factors as Greenhill deemed appropriate.

Greenhill’s written opinion was addressed to the LINN Conflicts Committee. It was not a recommendation to the LINN Conflicts Committee as to whether it should approve the Contribution, the Contribution Agreement or the merger agreement, nor does it constitute a recommendation as to how any unitholder of LINN should vote at the LINN annual meeting. Greenhill was not requested to opine as to, and its opinion does not in any manner address, the relative merits of the Contribution as compared to other business strategies or transactions that might have been available to LINN or LINN’s underlying business decision to proceed with or effect the Contribution. Greenhill has not expressed any opinion as to any aspect of the transactions contemplated by Contribution Agreement or the merger agreement other than the fairness, from a financial point of view, of the proposed Contribution to LINN. Greenhill’s opinion did not address in any manner the price at which LINN units will trade at any future time.

In conducting its review and analysis and rendering its opinion, Greenhill assumed and relied upon, without independent verification, the accuracy and completeness of the information publicly available, supplied or otherwise made available to it by representatives and management of LINN, LinnCo and Berry for the purposes of its opinion and further relied upon the assurances of representatives and management of LINN, LinnCo and

Berry, as applicable, that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial forecasts and projections and other data that have been furnished or otherwise provided to it, Greenhill assumed that such forecasts, projections and other data were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of LINN and Berry, as applicable, as to those matters, and it relied upon such forecasts, projections and other data in arriving at its opinion. With respect to the estimates of oil and gas reserves furnished or otherwise provided to it, Greenhill assumed that such estimates were reasonably prepared on bases reflecting the best available estimates and judgments of the management and staff of LINN and Berry (and D&M, as applicable) relating to the oil and gas properties of LINN and Berry, respectively, and Greenhill relied upon such estimates. Greenhill did not express an opinion with respect to such forecasts, projections, estimates and other data or the assumptions on which they are based. For purposes of this opinion, “EBITDA” is defined as earnings before interest, taxes, depreciation and amortization and exploration expense.

Greenhill did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of LINN or Berry and, except for the estimates of oil and gas reserves referred to above, Greenhill was not furnished with any such valuations or appraisals. Greenhill assumed that the Contribution will be consummated in accordance with the terms set forth in the final, executed merger agreement and Contribution Agreement, which Greenhill further assumed conformed in all material respects to the latest draft thereof that Greenhill reviewed, and without any waiver or amendment of any material terms or conditions set forth in the merger agreement or the Contribution Agreement. Greenhill further assumed that all material governmental, regulatory and other consents and approvals necessary for the consummation of the merger and the Contribution will be obtained without any effect on LINN, LinnCo or Berry meaningful to its analyses.

Greenhill’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Greenhill as of, the date of its opinion. It should be understood that subsequent developments may affect Greenhill’s opinion, and Greenhill does not have any obligation to update, revise, or reaffirm its opinion.

The following is a summary of the material financial and comparative analyses provided by Greenhill to the LINN Conflicts Committee in connection with rendering its opinion described above. The summary set forth below does not purport to be a complete description of the analyses performed by Greenhill, nor does the order of analyses described represent relative importance or weight given to those analyses by Greenhill. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are not alone a complete description of Greenhill’s analyses.

The proposed merger consideration is 1.680 shares of LinnCo per share of Berry common stock (the “Proposed Exchange Ratio”). In the Contribution, LINN will issue 96.2 million units to LinnCo as consideration for the contribution of Berry from LinnCo to LINN (the “Issuance”). In the analysis described below, Greenhill refers to such 1.680 shares of LinnCo per share of Berry common stock as the “proposed merger consideration.” Based on LinnCo’s closing stock price of $33.21 per share as reported on the NASDAQ on November 1, 2013, Greenhill calculated the implied value of the proposed merger consideration to be $55.79 per Berry share (1.680 x $33.21). In the analysis described below, “Implied Incremental LinnCo Ownership of LINN” (calculated as the Issuance divided by the pro forma units outstanding at LINN after the Contribution) means the incremental ownership in LINN which LinnCo would receive in the Exchange implied by the various analyses outlined below for a period ending on the close of business on November 1, 2013. The Implied Incremental LinnCo Ownership of LINN as determined by the Proposed Exchange Ratio is 29.0%.

Comparable Transaction Analysis

Greenhill performed an analysis of precedent business combinations with a transaction value (“TV”) greater than $500 million since January 1, 2009, involving target companies in the upstream oil and gas industry operating in North America and taxed as corporations that in Greenhill’s judgment were relevant for its analysis.

Although Greenhill analyzed the multiples implied by the selected transactions, none of these transactions or associated companies is identical to the merger or the Exchange or to LINN, LinnCo or Berry.

The following table identifies the 10 transactions reviewed by Greenhill in this analysis:

Ann. Date	Acquiror	Target	TV / LTM EBITDA	TV / Production ($/Boe/d)	TV / Proved Reserves ($/Boe)
12/5/2012	Freeport-McMoRan	Plains Exploration & Production	11.6x	$97,318	$31.20
7/23/2012	CNOOC Limited	Nexen Inc.	4.9x	$94,093	$21.63
4/25/2012	Halcón Resources	GeoResources	10.9x	$147,509	$32.04
1/17/2012	Denver Parent Corp., et. al	Venoco, et. Al	8.8x	$167,963	$34.75
10/17/2011	Statoil ASA	Brigham Exploration	NM	$228,124	$71.72
7/15/2011	BHP Billiton Group	Petrohawk Energy	17.6x	$112,976	$27.52
6/2/2010	SandRidge Energy	Arena Resources	12.4x	$195,000	$23.14
12/14/2009	Exxon Mobil	XTO Energy	6.1x	$83,437	$16.34
11/1/2009	Denbury Resources	Encore Acquisition Company	15.5x	$143,801	$18.22
3/23/2009	Suncor Energy	Petro-Canada	2.8x	$58,476	$24.34

For these transactions, Greenhill observed that the mean, median, first quartile and third quartile multiples for each of the pertinent financial metrics were as follows:

	TV / LTM EBITDA	TV / Production ($/Boe/d)	TV / Proved Reserves ($/Boe)
Mean	10.1x	$132,870	$30.09
Median	10.9x	$128,388	$25.93
First Quartile	6.1x	$94,899	$22.01
Third Quartile	12.4x	$162,849	$31.83

Following these analyses and consistent with the concept of comparing the stand-alone valuation of Berry relative to the proposed Implied Incremental LinnCo Ownership of LINN, Greenhill applied certain comparable transaction financial multiples to Berry’s estimated EBITDA for 2013. Greenhill then applied certain comparable transaction operational multiples to Berry’s proved reserves and Berry’s average daily production estimated for the full-year 2013. The multiple ranges were determined by using the first-and-third quartile multiple values as determined by the ten comparable transactions. A summary of this analysis is set forth below.

	Berry Metric	Multiple Range	Enterprise Value Range ($MM)	Equity Value Range ($MM)	Implied Value per Share
2013E EBITDA	$645	6.1x – 12.4x	$3,952 – $8,019	$2,236 – $6,303	$39.04 – $110.06
Proved Reserves (MMBoe)	272	$22.01 – $31.83	$5,988 – $8,660	$4,272 – $6,944	$74.60 – $121.25
2013E Daily Prod. (MBoe/d)	40.5	$94,899 – $162,849	$3,843 – $6,595	$2,127 – $4,879	$37.14 – $85.19

Based on the average of these three analyses, Greenhill derived an implied valuation range for Berry common shares of $50.26 to $105.50 per share. This implied exchange ratios ranging from 1.513x to 3.177x and an Implied Incremental LinnCo Ownership of LINN ranging from 26.9% to 43.6% (compared to 29.0% as determined by the Proposed Exchange Ratio). This range for the implied exchange ratio represents a (10%) to 89% premium to the Proposed Exchange Ratio of 1.680x.

Premiums Paid Analysis

Greenhill performed an analysis of the premiums paid in precedent business combinations with a TV greater than $500 million since January 1, 2009, involving target companies in the upstream oil and gas industry operating in North America and taxed as corporations that in Greenhill’s judgment were relevant for its analysis. Although Greenhill analyzed the multiples implied by the selected transactions, none of these transactions or associated companies is identical to the merger or the Contribution or to LINN, LinnCo or Berry.

Using publicly-available information at the time of the announcement of the relevant transaction, including company filings and third-party transaction databases, Greenhill reviewed the consideration paid in the transactions and analyzed the premium of each such transaction over the trading price on the last trading day and the average trading price over the one calendar week and one calendar month before the announcement of the applicable transaction.

The following table identifies the 10 transactions reviewed by Greenhill in this analysis:

Announcement Date	Acquiror	Target	Premium to 1-Day Prior	Premium to 1-Week Average Prior	Premium to 1-Month Average Prior
12/5/2012	Freeport-McMoRan	Plains Exploration & Production	39%	41%	42%
7/23/2012	CNOOC Limited	Nexen Inc.	61%	62%	66%
4/25/2012	Halcón Resources	GeoResources	23%	24%	19%
1/17/2012	Denver Parent Corp., et. Al	Venoco, et. Al	63%	59%	74%
10/17/2011	Statoil ASA	Brigham Exploration	20%	29%	35%
7/15/2011	BHP Billiton Group	Petrohawk Energy	65%	63%	61%
6/2/2010	SandRidge Energy	Arena Resources	23%	26%	28%
12/14/2009	Exxon Mobil	XTO Energy	25%	26%	23%
11/1/2009	Denbury Resources	Encore Acquisition Company	35%	25%	20%
3/23/2009	Suncor Energy	Petro-Canada	33%	32%	45%

For these transactions, Greenhill observed that the median premium over the closing price of the target one day prior to the announcement was 33.8%, the median premium over the average closing share price of the target one calendar week prior to announcement was 30.5% and the median premium over the average closing share price of the target one calendar month prior to announcement was 39.0%.

Following these analyses and consistent with the concept of comparing the stand-alone valuation of Berry relative to the proposed Implied Incremental LinnCo Ownership of LINN, Greenhill applied certain comparable premium ranges to Berry’s unaffected stock price of $38.59 on February 20, 2013. The premium ranges were determined by using the first-and-third quartile multiple values as determined by the ten comparable transactions. A summary of this analysis is set forth below.

	Berry Share Price	Premium Range	Enterprise Value Range ($MM)	Equity Value Range ($MM)	Implied Value per Share
One-Day Prior	$38.59	24% – 56%	$4,417 – $5,121	$2,733 – $3,438	$47.73 – $60.03
One-Week Prior	$38.59	26% – 54%	$4,469 – $5,096	$2,785 – $3,412	$48.64 – $59.59
One-Month Prior	$38.59	24% – 57%	$4,433 – $5,155	$2,749 – $3,471	$48.00 – $60.61

Based on the average of these three analyses, Greenhill derived an implied valuation range for Berry common shares of $48.12 to $60.08 per share. This implied exchange ratios ranging from 1.449x to 1.809x and an Implied Incremental LinnCo Ownership of LINN ranging from 26.1% to 30.6% (compared to 29.0% as determined by the Proposed Exchange Ratio). This range for the implied exchange ratio implies a 14% discount to 8% premium to the Proposed Exchange Ratio of 1.680x.

Financial Contribution Analysis of LINN and Berry

Greenhill examined the implied contribution of each of LINN and Berry to the combined company’s estimated EBITDA and distributable cash flows for the years 2013, 2014 and 2015, in each case using projections derived from LINN’s management forecast (see “—Certain Unaudited Prospective Financial and Operating Information—Unaudited Prospective Financial and Operating Information Provided to the LINN Board of Directors, the LinnCo Board of Directors, Citigroup, Evercore and Greenhill”). In Greenhill’s judgment, these are the two most relevant financial metrics for a business combination transaction involving upstream oil & gas master limited partnerships. The following table sets forth the results of this analysis:

Metric	Implied LINN Ownership	Implied Berry Ownership	Implied Exchange Ratio
2013E EBITDA	70%	30%	1.769x
2014E EBITDA	69%	31%	1.854x
2015E EBITDA	69%	31%	1.873x
2013E Distr. Cash Flow	71%	29%	1.699x
2014E Distr. Cash Flow	68%	32%	1.937x
2015E Distr. Cash Flow	69%	31%	1.809x

The average implied exchange ratio as determined by EBITDA contribution was 1.832x and the average implied exchange ratio as determined by distributable cash flow contribution was 1.815x. This implied exchange ratio range (1.815x to 1.832x) represents a 8.0% to 9.1% premium to the Proposed Exchange Ratio of 1.680x and an Implied Incremental LinnCo Ownership of LINN ranging from 30.6% to 30.9% (compared to 29.0% as determined by the Proposed Exchange Ratio).

Operational Contribution Analysis of LINN and Berry

Greenhill examined the implied contribution of each of LINN and Berry to the combined company’s estimated production (assuming 6:1 oil-to-gas energy equivalent ratio) for the years 2013, 2014 and 2015, proved reserve volumes (assuming 6:1 oil-to-gas energy equivalent ratio) as of October 31, 2013, 3P reserve volumes (assuming 6:1 oil-to-gas energy equivalent ratio) as of October 31, 2013, proved reserve PV-10 as of October 31, 2013, proved reserve PV-10 adjusted for mark-to-market hedge value as of October 31, 2013 and 3P reserve PV-10 adjusted for hedge value as of October 31, 2013. Estimated production for both LINN and Berry was derived from LINN management estimates, as were proved reserve volumes, 3P reserve volumes and PV-10 estimates (see “—Certain Unaudited Prospective Financial and Operating Information—Unaudited Prospective Financial and Operating Information Provided to the LINN Board of Directors, the LinnCo Board of Directors, Citigroup, Evercore and Greenhill”). In Greenhill’s judgment, these are the most relevant operational metrics for a business combination transaction involving upstream oil & gas master limited partnerships. The following table sets forth the results of this analysis:

Metric	Implied LINN Ownership	Implied Berry Ownership	Implied Exchange Ratio
2013E Production (6:1)	77%	23%	1.229x
2014E Production (6:1)	77%	23%	1.213x
2015E Production (6:1)	76%	24%	1.324x
1P Reserve Volumes (6:1)	75%	25%	1.367x
3P Reserve Volumes (6:1)	82%	18%	0.923x
1P Reserve PV-10	58%	42%	2.948x
1P Adjusted PV-10	61%	39%	2.663x
3P Adjusted PV-10	61%	39%	2.594x

The average implied exchange ratio as determined by production contribution was 1.255x (assuming 6:1 oil-to-gas energy equivalent ratio; 1.751x if a 20:1 oil-to-gas economic energy equivalent ratio is assumed), the average implied exchange ratio as determined by reserve contribution was 1.145x (assuming 6:1 oil-to-gas energy equivalent ratio; 1.858x if a 20:1 oil-to-gas economic energy equivalent ratio is assumed) and the average implied exchange ratio as determined by PV-10 contribution was 2.735x. This implied exchange ratio range (1.145x to 2.735x) represents a (31.8%) to 62.8% premium to the Proposed Exchange Ratio of 1.680x and an Implied Incremental LinnCo Ownership of LINN ranging from 21.8% to 40.0% (compared to 29.0% as determined by the Proposed Exchange Ratio).

Comparable Company Analyses

Greenhill compared selected financial information, ratios and multiples for Berry to the corresponding data for the following publicly traded companies selected by Greenhill:

•	Concho Resources

•	Cimarex Energy

•	Whiting Petroleum

•	Denbury Resources

•	SM Energy

•	Oasis Petroleum

•	Laredo Petroleum

•	Newfield Exploration

•	Rosetta Resources

•	Kodiak Oil & Gas

Although none of the selected companies is directly comparable to Berry, the companies included were chosen because they are publicly traded companies in the upstream oil & gas industry with operations that for purposes of analysis may be considered similar to the operations of Berry and of a size comparable to Berry. Criteria for selecting comparable companies included the commodity mix of production and reserves, the geographic location of production and reserves, the expected reserve life, the expected growth profile, leverage statistics and general business and financial considerations (including business risks, size and scale). Because there is no control premium associated with public companies’ trading levels, Greenhill did not apply a control premium to the valuation implied from the comparable company analyses.

For each of the companies selected by Greenhill, Greenhill reviewed, among other information:

•	The ratio of equity value based on closing stock prices on November 1, 2013 as a multiple of estimated cash flow in calendar years 2013 and 2014;

•

The ratio of enterprise value, or EV, which was calculated as equity value based on closing stock prices on November 1, 2013, plus book value of debt, less cash and cash equivalents, as a multiple of estimated EBITDA in calendar years 2013 and 2014, as a multiple of proved reserves and as a multiple of expected production in calendar year 2013;

	Equity Value/ 2013E Cash Flow	Equity Value/ 2014E Cash Flow	EV / 2013E EBITDA	EV / 2014E EBITDA	EV / Proved Reserves ($/ Boe)	EV / 2013E Prod. ($/ Boe/d)
Concho Resources	8.1x	6.5x	8.9x	7.4x	$33.03	$158,819
Cimarex Energy	6.6x	5.8x	7.0x	6.2x	$26.01	$100,895
Whiting Petroleum	4.6x	4.2x	5.2x	4.7x	$27.68	$104,029
Denbury Resources	5.2x	5.2x	6.6x	6.5x	$22.57	$142,999
SM Energy	4.4x	3.8x	5.1x	4.5x	$25.64	$56,844
Oasis Petroleum	6.3x	4.6x	8.6x	6.0x	$34.34	$212,760
Laredo Petroleum	10.8x	8.8x	11.2x	9.1x	$29.67	$169,353
Newfield Exploration	3.4x	3.3x	4.6x	4.6x	$11.70	$50,552
Rosetta Resources	5.7x	4.7x	7.2x	5.7x	$23.08	$87,464
Kodiak Oil & Gas	5.3x	3.6x	7.8x	5.4x	$37.97	$170,882

Greenhill compared financial information and calculated various multiples and ratios with respect to the selected companies and Berry based on information it obtained from public filings for historical information and Wall Street Consensus estimates as provided by FactSet for forecasted information for the selected companies and LINN management forecasts for Berry. The multiples and ratios of the selected companies and Berry were calculated using common stock closing prices on November 1, 2013.

The results of these analyses are summarized in the following table:

	Equity Value/ 2013E Cash Flow	Equity Value/ 2014E Cash Flow	EV / 2013E EBITDA	EV / 2014E EBITDA	EV / Proved Reserves ($/ Boe)	EV / 2013E Prod. ($/Boe/d)
Mean	6.0x	5.1x	7.2x	6.0x	$27.17	$125,460
Median	5.5x	4.7x	7.1x	5.9x	$26.84	$123,514
1st Quartile	4.7x	3.9x	5.5x	4.9x	$23.72	$90,822
3rd Quartile	6.5x	5.7x	8.4x	6.4x	$32.19	$166,720

Following these analyses and consistent with the concept of comparing the stand-alone valuation of Berry relative to the proposed Implied Incremental LinnCo Ownership of LINN, Greenhill applied certain forward-looking comparable company trading multiples to Berry’s management forecast estimates for Berry’s EBITDA and CFPS for each of calendar year 2013 and 2014 as well as proved reserves as of October 31, 2013 and daily production estimated for 2013 (see “—Certain Unaudited Prospective Financial and Operating Information—Unaudited Prospective Financial and Operating Information Provided to the LINN Board of Directors, the LinnCo Board of Directors, Citigroup, Evercore and Greenhill”). Greenhill applied the range of multiples derived from the first and third quartiles of comparable company multiples to determine an appropriate valuation range for Berry based on the aforementioned metrics. A summary of this analysis is set forth below.

	Berry Metric	Multiples Range	Enterprise Value Range ($MM)	Equity Value Range ($MM)	Implied Value per Share
2013E EBITDA	$645	5.5x – 8.4x	$3,580 – $5,413	$1,864 – $3,697	$32.55 – $64.55
2014E EBITDA	$750	4.9x – 6.4x	$3,648 – $4,826	$1,932 – $3,109	$33.73 – $54.30
2013E CFPS	$9.53	4.7x – 6.5x	$4,289 – $5,267	$2,573 – $3,551	$44.93 – $62.01
2014E CFPS	$11.55	3.9x – 5.7x	$4,297 – $5,455	$2,581 – $3,739	$45.07 – $65.30
Proved Reserves (MMBoe)	272	$23.72 – $32.19	$6,454 – $8,759	$4,738 – $7,043	$82.73 – $122.98
2013E Daily Prod. (MBoe/d)	40	$90,822 – $166,720	$3,678 – $6,752	$1,962 – $5,035	$34.26 – $87.93

Based on the average of these 6 comparative analyses, Greenhill derived an implied valuation range for Berry common shares of $45.54 to $76.18 per share and an implied exchange ratio of 1.371x to 2.294x. This implied exchange ratio range represents a (18%) to 37% premium to the Proposed Exchange Ratio of 1.680x and an Implied Incremental LinnCo Ownership of LINN ranging from 25.0% to 35.8% (compared to 29.0% as determined by the Proposed Exchange Ratio).

Other Considerations

The summary set forth above does not purport to be a complete description of the analyses performed by Greenhill, but simply describes, in summary form, the material analyses that Greenhill conducted in connection with rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Greenhill did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor, considered in isolation, supported or failed to support its opinion. Rather, Greenhill considered the totality of the factors and analyses performed in determining its opinion. Accordingly, Greenhill believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. Greenhill based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. Analyses based on forecasts or projections of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties or their advisors. Accordingly, Greenhill’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated or implied. Moreover, Greenhill’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. In addition, no company or transaction used in Greenhill’s analysis as a comparison is directly comparable to LINN or Berry or the contemplated merger or Contribution. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of LINN or Greenhill or any other person assumes responsibility if future results are materially different from those forecasts or projections.

The proposed merger consideration and the Implied Incremental LinnCo Ownership of LINN was determined through arms’ length negotiations between LINN, LinnCo and Berry and was approved by the LINN board of directors. Greenhill provided advice to LINN during these negotiations. Greenhill did not, however, recommend any specific amount of consideration to LINN or the LINN Conflicts Committee or that any specific amount of consideration constituted the only appropriate consideration for the merger or the Contribution. Greenhill’s opinion did not in any manner address the underlying business decision to proceed with or effect the merger or the Contribution.

The LINN Conflicts Committee retained Greenhill based on its qualifications and expertise in providing financial advice and on its reputation as a nationally recognized investment banking firm. During the two years preceding the date of this opinion, Greenhill had no material relationship with LINN, LinnCo or Berry. Under the terms of Greenhill’s engagement letter with the LINN Conflicts Committee, LINN has agreed to pay Greenhill a customary fee for a transaction of this nature, a substantial portion of which became payable upon the delivery of Greenhill’s opinion (regardless of the conclusion reached) and none of which is contingent upon consummation of the transaction. Linn has also agreed to reimburse Greenhill for certain out-of-pocket expenses incurred by it in connection with its engagement and will indemnify Greenhill against certain liabilities that may arise out of its engagement. Greenhill may in the future provide additional financial advisory services to Linn for which Greenhill would expect to receive compensation.

Greenhill’s opinion was one of the many factors considered by the LINN Conflicts Committee in evaluating the merger and the Contribution and should not be viewed as determinative of the views of the LINN Conflicts Committee with respect to the merger or the Contribution.

Certain Unaudited Prospective Financial and Operating Information

None of Berry, LinnCo or LINN as a matter of course makes public long-term projections as to its future revenues, production, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Berry and LINN are including the following summaries of the unaudited prospective financial and operating information because they were made available to the Berry board of directors and Credit Suisse and to the board of directors of LinnCo and LINN and Citigroup, Evercore and Greenhill , in connection with their respective evaluations of the merger, and Credit Suisse, Citigroup, Evercore and Greenhill were authorized to rely upon such information for purposes of their respective analyses and opinions. The inclusion of this information should not be regarded as an indication that any of Berry, LinnCo, LINN, the LinnCo Conflicts Committee, the LINN Conflicts Committee, Credit Suisse, Citigroup, Evercore or Greenhill or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

The unaudited prospective financial and operating information prepared by the managements of Berry and LINN, respectively, was, in general, prepared solely for their internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial and operating information covers multiple years, such information by its nature becomes less predictive with each successive year. Berry stockholders, LinnCo shareholders and LINN unitholders are urged to review Berry’s and LINN’s SEC filings for a description of risk factors with respect to Berry’s business and LINN’s business, respectively, as well as the section of this joint proxy statement/prospectus entitled “Risk Factors.” See also “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.” The unaudited prospective financial and operating information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial and operating information. In addition, the unaudited prospective financial and operating information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in the historical GAAP financial statements of Berry and LINN. None of Berry’s independent registered public accounting firm, LinnCo’s independent registered public accounting firm, LINN’s independent registered public accounting firm, or any other independent accountants, has compiled, examined or performed any procedures with respect to the unaudited prospective financial and operating information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm to each of Berry and LINN contained in each such party’s Annual Report on Form 10-K for the year ended December 31, 2012, each of which is incorporated by reference into this joint proxy statement/prospectus, and the report of the independent registered public accounting firm to LinnCo contained in the registration statement of which this joint proxy statement/prospectus forms a part, each relates to the applicable party’s historical financial information. Those reports do not extend to the unaudited prospective financial and operating information and should not be read to do so. Furthermore, the following unaudited prospective financial and operating information does not take into account any circumstances or events occurring after the date it was prepared. For the purposes of the tables set forth below, EBITDA is generally the amount of the relevant company’s earnings before interest, taxes, depreciation, depletion, amortization and exploration expenses for a specified time period.

Unaudited Prospective Financial and Operating Information Provided to the Berry Board of Directors and Credit Suisse

The following table reflects the material unaudited prospective financial and operating data regarding Berry and LINN provided to the Berry board of directors in connection with its evaluation of the merger and provided to Credit Suisse, which was authorized to rely upon such data for purposes of its analyses and opinion. Citigroup and Evercore also utilized this data for purposes of its analyses. The data reflects certain oil and gas pricing assumptions reviewed and discussed with Berry management.

	2013	2014	2015	2016	2017
Berry daily production (Mboe/d)	40.5	44.8	50.5	55.0	59.2
Berry EBITDA ($ in millions)	$706	$783	$824	$844	$894
Berry unlevered free cash flow ($ in millions)	$78	$123	$329	$298	$371
LINN daily production (Mboe/d)	135.4	151.9	156.4
LINN EBITDA ($ in millions)	$1,501	$1,636	$1,755
LINN distributable cash flow per unit	$2.74	$2.95	$3.13

Pricing Assumptions
Oil price ($/Bbl)	$98.25	$94.23	$88.33	$84.59	$82.71
Gas price ($/Mmbtu)	$3.67	$3.81	$4.00	$4.12	$4.26

Unaudited Prospective Financial and Operating Information Provided to the LINN Board of Directors, the LinnCo Board of Directors, Citigroup, Evercore and Greenhill

The following table reflects the material unaudited prospective financial and operating data regarding Berry and LINN provided to the LinnCo and LINN boards of directors in connection with their evaluation of the merger, provided to the LinnCo Conflicts Committee and the LINN Conflicts Committee in connection with their evaluation of the Contribution and Issuance and provided to Citigroup, Evercore and Greenhill, which were authorized to rely upon such data for purposes of their respective analyses and opinion. The data reflects certain oil and gas pricing assumptions as well as certain operational benefits anticipated to result from the transactions reviewed and discussed with LinnCo and LINN management.

	2013	2014	2015
Berry daily production (Mboe/d)		44.9	50.4
Berry EBITDA ($ in millions)		$750	$816
Berry cash flow per share		$6.88	$7.44
LINN daily production (Mboe/d)	135.4	151.9	156.4
LINN EBITDA ($ in millions)	$1,498	$1,661	$1,788
LINN distributable cash flow per unit	$2.72	$3.08	$3.30

Pricing Assumptions
Oil price ($/Bbl)	$99.29	$90.00	$90.00
Gas price ($/Mmbtu)	$3.71	$4.03	$4.23

No assurances can be given that the assumptions made in preparing the above unaudited prospective financial and operating information will accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial and operating information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” all of which are difficult to predict and many of which are beyond the control of Berry, LinnCo and LINN and will be beyond the control of the combined company following the merger. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial and operating information, whether or not the merger is completed.

In addition, although presented with numerical specificity, the above unaudited prospective financial and operating information reflects numerous assumptions and estimates as to future events made by Berry and LINN management that Berry and LINN management believed were reasonable at the time the unaudited prospective financial and operating information was prepared. The above unaudited prospective financial and operating information does not give effect to the merger or the related transactions. Berry stockholders, LinnCo shareholders and LINN unitholders are urged to review (i) Berry’s most recent SEC filings for a description of Berry’s reported results of operations and financial condition and capital resources during 2012, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Berry’s Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference into this joint proxy statement/prospectus, (ii) LINN’s most recent SEC filings for a description of LINN’s reported results of operations and financial condition and capital resources during 2012, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in LINN’s Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference into this joint proxy statement/prospectus, and (iii) the section entitled “Additional Information About LinnCo, LLC—Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a description of LinnCo’s reported results of operations and financial condition and capital resources during 2012.

Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial and operating information set forth above. No representation is made by Berry, LinnCo, LINN, their respective financial advisors or any other person to any Berry stockholder, LinnCo shareholder or LINN unitholder regarding the ultimate performance of Berry, LinnCo or LINN compared to the information included in the above unaudited prospective financial and operating information. The inclusion of unaudited prospective financial and operating information in this joint proxy statement/prospectus should not be regarded as an indication that such prospective financial and operating information will be an accurate prediction of future events, and such information should not be relied on as such.

BERRY, LINNCO AND LINN DO NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL AND OPERATING INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL AND OPERATING INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Board of Directors and Management of LinnCo Following Completion of the Merger

Upon completion of the merger, the current directors and executive officers of LinnCo and LINN are expected to continue in their current positions. In addition, the LINN board of directors or LINN, acting through its board of directors, will appoint one member of the Berry board of directors to serve either on the LINN board of directors or the LinnCo board of directors. Information about the current LinnCo and LINN directors and executive officers can be found in this joint proxy statement/prospectus.

Public Trading Markets

Berry Class A common stock is listed on the NYSE under the symbol “BRY.” LinnCo common shares are listed on the NASDAQ under the symbol “LNCO.” Upon completion of the merger, Berry Class A common stock will be delisted from the NYSE and deregistered under the Exchange Act. The LinnCo common shares issuable in the merger will be listed on the NASDAQ.

The LinnCo common shares to be issued in connection with the merger will be freely transferable under the Securities Act.

Appraisal Rights

Holders of Berry common stock who do not vote in favor of the proposal to adopt the merger agreement and the transactions contemplated by the merger agreement, including the HoldCo Merger and the LinnCo Merger, and who otherwise comply with the applicable statutory procedures of Section 262 of the DGCL will have the right to have the fair value of their Berry shares at the effective time of the Holdco Merger (exclusive of any element of value arising from the accomplishment or expectation of the Holdco Merger) determined by the Court of Chancery of the State of Delaware (the “Court of Chancery”) and to receive payment based upon that valuation, together with a fair rate of interest, in lieu of the merger consideration.

The following is intended as a brief summary of the material provisions of Section 262 of the DGCL required to be followed by a stockholder in order to perfect appraisal rights. This summary, however, is not a complete statement of law pertaining to appraisal rights under Section 262 of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached as Annex I to this joint proxy statement/prospectus. The perfection and exercise of appraisal right requires strict and timely adherence to the applicable provisions of the DGCL. Failure to follow the requirements of Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. All references in this summary to a “stockholder” are to the record holder of Berry common stock on the record date for the Berry special meeting unless otherwise indicated.

If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 of the DGCL contained in Annex I hereto carefully and should consult your legal advisor since failure to timely and properly comply with the requirements of Section 262 of the DGCL may result in the loss of your appraisal rights under the DGCL. All demands for appraisal must be received prior to the vote on the proposal to adopt the merger agreement at the Berry special meeting and should be addressed to Berry Petroleum Company, 1999 Broadway, Suite 3700, Denver, Colorado 80202, Attention: Secretary, and should be executed by, or on behalf of, the record holder of the shares of Berry common stock. Holders of Berry common stock who desire to exercise their appraisal rights must not vote in favor of the proposal to adopt of the merger agreement and the transactions contemplated by the merger agreement, including the HoldCo Merger and the LinnCo Merger, and must continuously hold their shares of Berry common stock through the effective date of the merger.

Under Section 262 of the DGCL, where a merger agreement relating to a proposed merger is to be submitted for adoption at a meeting of stockholders, as in the case of the Berry special meeting, the corporation, not less than 20 days prior to such meeting, must notify each of its stockholders who was a stockholder on the record date for notice of such meeting with respect to shares for which appraisal rights are available, that appraisal rights are so available, and must include in each such notice a copy of Section 262 of the DGCL. This joint proxy statement/prospectus constitutes the notice required by Section 262 of the DGCL to the holders of Berry common stock and a copy of Section 262 of the DGCL is attached to this joint proxy statement/prospectus as Annex I.

If you wish to exercise appraisal rights you must not vote for the proposal to adopt the merger agreement and must deliver to Berry, before the vote on the proposal to adopt the merger agreement, a written demand for appraisal of your shares of Berry common stock. If you sign and return a proxy card that does not contain voting instructions or submit a proxy by telephone or through the Internet that does not contain voting instructions, you will effectively waive your appraisal rights because such shares represented by the proxy will, unless the proxy is revoked, be voted in favor of the proposal to adopt the merger agreement. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must either vote against the proposal to adopt the merger agreement or abstain from voting on the proposal to adopt the merger agreement. However, neither voting against the proposal to adopt the merger agreement, nor abstaining from voting or failing to vote on the proposal to adopt the merger agreement, will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262 of the DGCL.

A demand for appraisal will be sufficient if it reasonably informs Berry of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of such stockholder’s shares of common stock in connection with the merger agreement. This written demand for appraisal must be separate from any proxy or vote abstaining from or voting against the proposal to adopt the merger agreement. If you wish to exercise appraisal rights, you must be the record holder of such shares of Berry common stock on the date the written demand for appraisal is made and you must continue to hold such shares of record through the effective date of the HoldCo Merger. Accordingly, a stockholder who is the record holder of shares of common stock on the date the written demand for appraisal is made, but who thereafter transfers such shares prior to the effective date of the HoldCo Merger, will lose any right to appraisal in respect of such shares.

Only a holder of record of shares of Berry common stock on the date a demand for appraisal is made is entitled to assert appraisal rights for such shares of common stock registered in that holder’s name. To be effective, a demand for appraisal by a stockholder must be made by, or on behalf of, a stockholder of record on such date. The demand should set forth, fully and correctly, the stockholder’s name as it appears, with respect to shares evidenced by certificates, on his or her stock certificate, or, with respect to book-entry shares, on the stock ledger. Beneficial owners who do not also hold their Berry shares of record may not directly make appraisal demands to Berry. The beneficial holder must, in such cases, have the owner of record, such as a broker, bank or other nominee, submit the required demand in respect of those shares of Berry common stock. If shares of Berry common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares of Berry common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares of Berry common stock as a nominee for others, may exercise his or her right of appraisal with respect to the shares of Berry common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Berry common stock as to which appraisal is sought. Where no number of shares of Berry common stock is expressly mentioned, the demand will be presumed to cover all shares of Berry common stock held in the name of the record owner.

If you hold your shares of Berry common stock in a brokerage account or in other nominee form and you wish to exercise appraisal rights, you should consult with your broker or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

If a stockholder who demands appraisal under Delaware law withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, each share of Berry common stock held by such stockholder will be deemed to have been converted , as of the effective time of the merger, into the right to receive the merger consideration. A stockholder may withdraw his or her demand for appraisal and agree to accept the merger consideration by delivering to Berry a written withdrawal of his or her demand for appraisal and acceptance of the merger consideration within 60 days after the effective date of the merger (or thereafter with the consent of the surviving entity). Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that any stockholder who has not commenced an appraisal action or joined that proceeding as a named party may withdraw his or her demand for appraisal and agree to accept the merger consideration offered within 60 days after the effective date.

Within 10 days after the effective date, the surviving entity will notify each stockholder who properly asserted appraisal rights under Section 262 of the DGCL and has not voted in favor of the proposal to adopt the merger agreement of the effective date of the merger. Within 120 days after the effective date, but not thereafter, either the surviving entity, or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the fair value of the shares of Berry common stock held by all stockholders entitled to appraisal. A person who is the beneficial owner of shares of Berry common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. Upon the filing of the petition by a stockholder, service of a copy of such petition must be made upon the surviving entity. The surviving entity of the merger does not have an obligation to file such a petition in the event there are dissenting stockholders. Accordingly, the failure of a stockholder to file such a petition within the period specified could nullify the stockholder’s previously written demand for appraisal. LinnCo has no present intent to cause an appraisal petition to be filed, and stockholders seeking to exercise appraisal rights should not assume that the surviving entity will file such a petition or that it will initiate any negotiations with respect to the fair value of such shares of Berry common stock. Accordingly, stockholders who desire to have their shares of Berry common stock appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

The costs of the appraisal action may be determined by the Court of Chancery and made payable by the parties as the Court deems equitable. The Court also may order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares entitled to appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving entity of the merger, such surviving entity will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of Berry common stock and with whom agreements as to the value of their shares of Berry common stock have not been reached by the surviving entity. After notice to dissenting stockholders who demanded appraisal of their shares of Berry common stock, the Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby. The Court of Chancery may require the stockholders who have demanded appraisal for their shares of Berry common stock to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Within 120 days after the effective date, any stockholder (including any beneficial owner of shares entitled to appraisal rights) that has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving entity a statement setting forth the aggregate number of shares of Berry common stock not voted in favor of the adoption of the merger agreement and with respect to which demands for appraisal have been timely received and the aggregate number of holders of those shares. These statements must be mailed to the stockholder within 10 days after a written request by such stockholder for the information has been received by the surviving entity, or within 10 days after expiration of the period for delivery of demands for appraisal under Section 262 of the DGCL, whichever is later.

After determination of the stockholders entitled to appraisal of their shares of Berry common stock, the Court of Chancery will appraise the shares of Berry common stock, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. When the value is determined, the Court of Chancery will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by such stockholders of their certificates and book-entry shares.

In determining the fair value of the shares of Berry common stock, the Court of Chancery is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the shares of Berry common stock, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The surviving entity of the merger may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the shares of Berry common stock is less than the merger consideration. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the merger consideration.

Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In view of the complexity of Section 262 of the DGCL, stockholders who may wish to pursue appraisal rights should consult their legal advisors.

Any stockholder who has duly demanded and perfected an appraisal in compliance with Section 262 of the DGCL will not, after the effective date of the merger, be entitled to vote his or her shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of shares of Berry common stock as of a date prior to the effective date of the merger.

If you desire to exercise your appraisal rights, you must not vote for the adoption of the merger agreement and you must strictly comply with the procedures set forth in Section 262 of the DGCL. Failure to take any required step in connection with the exercise of appraisal rights will result in the termination or waiver of such rights.

Regulatory Approvals Required for the Merger

Berry, LinnCo and LINN have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include clearance under the HSR Act and the Federal Power Act (“FPA”) as well as approval from other regulatory authorities, including FERC. Berry, LinnCo and LINN have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals.

The HSR Act, and the rules and regulations thereunder, provide that the transaction may not be completed until pre-merger notification filings have been made with the FTC and the Antitrust Division and the applicable waiting period has expired or is terminated. Even after the waiting period expires or is terminated, the Antitrust Division and the FTC retain the authority to challenge the transaction on antitrust grounds before or after the transaction is completed. On March 13, 2013, the FTC granted early termination of the waiting period with respect to the merger.

Berry owns and operates three combined heat and power cogeneration plants that primarily supply steam and electricity to Berry’s oil production facilities in California; however, a portion of the electricity generated by these cogeneration plants is currently sold to Southern California Edison Company and Pacific Gas and Electric Company under long-term contracts at market-based rates authorized by FERC. While these plants are qualifying cogeneration facilities (“QFs”) that are exempt from most federal and state electric utility regulation under the Public Utilities Regulatory Policies Act of 1978 and are exempt from most provisions under the FPA, the FERC may be required to approve the change in control over Berry’s market-based rate tariff and related books and records that would result from the merger under Section 203 of the FPA. On May 15, 2013, FERC approved this aspect of the merger.

We cannot assure you that all of the regulatory approvals will be obtained, and, if obtained, we cannot assure you as to the date of any approvals or the absence of any litigation challenging such approvals. Likewise, we cannot assure you that the Antitrust Division, the FTC or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.

Berry, LinnCo and LINN are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Interests of Berry’s Directors and Executive Officers in the Merger

Certain members of the board of directors and executive officers of Berry may be deemed to have interests in the merger that are in addition to, or different from, the interests of other Berry stockholders. The Berry board of directors was aware of these interests and considered them, among other matters, in approving the merger and the merger agreement and in making the recommendations that the Berry stockholders adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement. For purposes of the Berry agreements and plans described below, to the extent applicable, the completion of the transactions contemplated by the merger agreement will constitute a change of control, change in control or term of similar meaning. These interests are described in further detail below, and certain of them are quantified in the narrative and table below.

Treatment of Berry Equity-Based Awards

Under the merger agreement, equity-based awards held by Berry’s directors and executive officers as of the effective time of the merger will be treated at the effective time of the merger as follows:

Options. Each option to purchase shares of Berry common stock will be converted into an option to purchase, generally on the same terms and conditions as were applicable to such option immediately prior to the effective time of the merger, (1) a number of LINN units (rounded down to the nearest whole unit) equal to the product determined by multiplying the number of shares of Berry common stock subject to such option by the exchange ratio and by the LinnCo/LINN exchange ratio (as defined below), (2) at an exercise price per LINN unit (rounded up to the nearest whole cent) equal to the quotient determined by dividing the per share exercise price for the shares of Berry common stock subject to the option by the product determined by multiplying the exchange ratio and the LinnCo/LINN exchange ratio. The LinnCo/LINN exchange ratio is the average of the closing prices of one LinnCo common share on the NASDAQ on the last five full trading days prior to the closing date of the merger divided by the average of the closing prices of one LINN unit on the NASDAQ on the last five full trading days prior to the closing date of the merger.

Restricted Stock Units. Each unvested Berry RSU (excluding any Berry RSU held by a current or former non-employee director of Berry and any performance-based Berry RSU) will be converted as of the effective time of the merger into a restricted unit award in respect of the number of LINN units (rounded to the nearest whole unit) equal to the product determined by multiplying the number of shares of Berry common stock subject to the Berry RSU immediately prior to the effective time of the merger by the exchange ratio and by the LinnCo/LINN exchange ratio, and will be subject generally to the same terms and conditions as were applicable to the related Berry RSU immediately prior to the effective time of the merger.

Each Berry RSU that is vested as of the effective time of the merger, that is held by a current or former non-employee director or that is subject to performance-based vesting criteria will be converted as of the effective time of the merger into a number of LinnCo common shares equal to the product determined by multiplying the number of shares of Berry common stock subject to the Berry RSU immediately prior to the effective time by the exchange ratio. Each performance-based Berry RSU that is outstanding immediately prior to the effective time of the merger will be deemed to have been earned at the target level as specified in the applicable award agreement.

Pursuant to the terms of the employment agreements and change in control severance agreements with Berry’s executive officers, all outstanding equity-based awards held by Berry’s executive officers will become immediately vested in full upon a Qualifying Termination (as defined below under “—Employment Agreements and Change in Control Severance Agreements”).

For an estimate of the amounts that would be payable to each of Berry’s named executive officers on settlement of their unvested equity-based awards that will vest upon the consummation of the merger or that would vest upon a Qualifying Termination, see “—Quantification of Potential Payments to Berry’s Named Executive Officers in Connection with the Merger” below. We estimate that the aggregate amount that would be payable to Berry’s five other executive officers on settlement of their unvested equity-based awards that will vest upon the consummation of the merger or that would vest upon a Qualifying Termination if the effective time of the merger were November 1, 2013 (assuming a qualifying termination of employment on that date), and based on a price per share of Berry common stock of $51.72 (the closing price of a share of Berry common stock on the day of the announcement of the execution of the amended merger agreement), is $3,153,970. All equity-based awards held by Berry’s non-employee directors are vested.

Employment Agreements and Change in Control Severance Agreements

Berry is party to employment agreements with its President and Chief Executive Officer, Robert F. Heinemann, Executive Vice President and Chief Financial Officer, David D. Wolf, and Executive Vice President and Chief Operating Officer, Michael Duginski, as well as change in control severance agreements with its seven other executive officers that provide for the severance benefits described below upon a termination of employment without cause or for good reason within two years following the consummation of the merger (a “Qualifying Termination”). In the case of Mr. Heinemann, a Qualifying Termination also includes a termination of employment without cause or for good reason during the six-month period prior to the consummation of the merger. The severance payments under the agreements are subject to the execution of a release of claims in favor of Berry. In addition, the employment agreements with Messrs. Heinemann, Wolf and Duginski contain restrictive covenants concerning confidentiality, noncompetition and nonsolicitation of employees and business partners. Subject to the consummation of the merger, Berry has agreed to limit the geographic scope of the noncompetition covenant with Mr. Duginski to California.

Severance Payment. Upon a Qualifying Termination, the executive officer will become entitled to a lump sum payment in an amount equal to the product of a severance multiple (as described below) multiplied by the sum of (a) the executive officer’s annual base salary, (b) the executive officer’s highest annual bonus in the last two years, (c) Berry’s then maximum annual matching contribution to Berry’s 401(k) Plan and (d) the executive officer’s annual car allowance (except that in the case of Mr. Heinemann, the car allowance is payable in monthly installments rather than in lump sum). The severance multiple is (x) 3 for Mr. Heinemann, (y) 2.5 for Messrs. Wolf and Duginski and (z) 2 for all other executive officers.

Health Insurance Continuation. Upon a Qualifying Termination, the executive officer may elect to continue participating in Berry’s health plan or a substantially equivalent plan. If the executive officer so elects, Berry will continue to pay a portion of the applicable premiums such that the executive officer’s cost is the same as his or her cost as of the termination date (a) in the case of Messrs. Heinemann, Wolf and Duginski, until December 31 of the second calendar year following the calendar year in which the termination date occurs and (b) in the case of the other executive officers, for a number of years equal to the severance multiple, provided that in each case such benefits will cease if the executive officer becomes entitled to comparable benefits under another employer’s health plan.

Life Insurance Continuation. Upon a Qualifying Termination, Berry will continue to provide or compensate the executive officer for the value of certain life insurance benefits for a number of years equal to the applicable severance multiple.

Equity-Based Award Vesting. Upon a Qualifying Termination, all outstanding equity-based awards held by Berry’s executive officers will become immediately vested in full.

Reimbursement of Excise Taxes. In the event that it is determined that any of the payments and benefits described above or any other payments would subject the executive officer to excise taxes under Section 4999 of the Internal Revenue Code, Berry will provide for reimbursement of any such excise taxes.

For an estimate of the value of the payments and benefits described above that would be payable under the employment agreements or change in control severance agreements to each of Berry’s named executive officers, see “—Quantification of Potential Payments to Berry’s Named Executive Officers in Connection with the Merger” below. We estimate that the aggregate amount of the cash severance payments and other benefits described above that would be payable to Berry’s five other executive officers if the effective time of the merger were November 1, 2013 and they all experienced a Qualifying Termination at such time is $5,479,539.

Retention Program

Under the merger agreement, Berry may establish a cash-based program in an aggregate amount of $6 million for Berry employees identified by the chief executive officer of Berry (or his designee) that is designed to promote retention and reward extraordinary effort. Awards under the program will become payable upon the effective time of the merger or an earlier qualifying termination. As of the date of this joint proxy statement/prospectus, no awards under this program had been allocated to an executive officer of Berry.

Indemnification and Insurance

Berry is party to indemnification agreements with each of its directors and executive officers that require Berry, among other things, to indemnify each of the directors and executive officers against certain liabilities that may arise by reason of their status or service as directors or officers. In addition, pursuant to the terms of the merger agreement, Berry’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the surviving corporation. Such indemnification and insurance coverage is further described in the section entitled “The Merger Agreement—Indemnification and Insurance.”

Board of Directors and Executive Officers of the Combined Company

The merger agreement provides that at least one member of the Berry board of directors as mutually agreed upon by Berry and LinnCo will become a member of the LinnCo board of directors or the LINN board of directors. The merger agreement does not specify whether any of Berry’s officers will become officers of LinnCo or LINN.

Quantification of Potential Payments to Berry’s Named Executive Officers in Connection with the Merger

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosures of information about certain compensation for each of Berry’s named executive officers that is based on or otherwise relates to the merger (“Merger-based compensation”) and assumes, among other things, that the named executive officers will incur a qualifying termination of employment immediately following a change in control. For additional details regarding the terms of the payments described below, see the discussion under the caption “—Interests of Berry’s Directors and Executive Officers in the Merger” above.

Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described below, and do not reflect certain compensation actions that may occur before the completion of the merger. For purposes of calculating such amounts, we have assumed:

•	November 1, 2013 as the closing date of the merger, and

•

a termination of each named executive officer’s employment by the combined company without “cause” or as a result of the executive’s resignation for “good reason” immediately following the closing of the merger (each, a “Qualifying Termination”).

Name	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits ($) (3)	Tax Reimbursement ($) (4)	Total ($)
Named Executive Officers
Robert F. Heinemann	6,097,200	7,652,816	130,281	—	13,880,297
Michael Duginski	2,172,420	3,411,369	92,695	—	5,676,484
David D. Wolf	1,981,000	3,609,900	89,620	1,646,675	7,327,195
G. Timothy Crawford	1,056,800	1,709,693	71,778	—	2,838,271
Davis O. O’Connor	995,978	1,698,493	70,814	716,226	3,481,511

(1)	The cash payments payable to each of the named executive officers consist of a lump sum payment in an amount equal to the product of a severance multiple (as described below) multiplied by the sum of (a) the executive officer’s annual base salary, (b) the executive officer’s highest annual bonus in the last two years, (c) Berry’s then maximum annual matching contribution to Berry’s 401(k) Plan and (d) the executive officer’s annual car allowance (except that in the case of Mr. Heinemann, the car allowance is payable in monthly installments rather than in lump sum). The severance multiple is (x) 3 for Mr. Heinemann, (y) 2.5 for Messrs. Wolf and Duginski and (z) 2 for Messrs. Crawford and O’Connor. These payments are “double-trigger” and subject to the execution of a release of claims in favor of Berry. In addition, in the case of Messrs. Heinemann, Wolf and Duginski, these amounts are payable under employment agreements containing restrictive covenants concerning confidentiality, noncompetition and nonsolicitation of employees and business partners and, with the exception of Mr. Heinemann, noncompetition.
(2)	As described in more detail in “The Merger Agreement—Treatment of Berry Equity-Based Awards,” unvested equity-based awards held by Berry’s named executive officers (other than performance-based RSUs) would be converted into corresponding awards in respect of LINN units and would continue to vest in accordance with their original vesting schedule. However, upon a Qualifying Termination, certain awards, including all outstanding RSUs and stock options, would immediately become vested (i.e., “double-trigger”). In addition, upon the effective time of the merger, performance-based RSUs held by Berry’s named executive officers, would vest based on deemed satisfaction of target performance levels and would convert into LinnCo common shares (i.e., “single-trigger”). The amounts above and in the table below assume a price per share of Berry common stock of $51.72 (the closing price of Berry common stock on the day of the announcement of the execution of the amended merger agreement). In a subsequent filing, the price per share of Berry common stock will be updated to reflect the average closing price of Berry common stock on the five days following announcement of the execution of the amended merger agreement. Set forth below are the values of each type of equity-based award (including the value of any dividend equivalent rights associated with any equity-based award) that would be payable in connection with the merger.

Name	Options ($)	Time-Based RSUs ($) (2)	Performance- Based RSUs ($)
Named Executive Officers
Robert F. Heinemann	53,338	6,170,248	1,429,230
Michael Duginski	23,812	2,749,487	638,070
David D. Wolf	22,859	2,974,521	612,520
G. Timothy Crawford	11,906	1,378,778	319,009
Davis O. O’Connor	9,525	1,391,113	297,855

Upon a Qualifying Termination that occurs within the two-year period following the effective time of the merger, all vested options will remain exercisable until the later of the second anniversary of the date the holder’s employment terminated and the date the converted option would otherwise cease to be exercisable in accordance with its terms (provided that in no event will the option be exercisable following the expiration of its original term).

(3)

The amounts above include the estimated value of health plan premiums for each named executive officer and his or her eligible dependents (a) in the case of Messrs. Heinemann, Wolf and Duginski, until December 31, 2015 and (b) in the case of Messrs. Crawford and O’Connor until November 1, 2015. In addition, the amounts above include the estimated value of term life insurance continuation for 36 months in the case of Mr. Heinemann, 30 months in the case of Messrs. Wolf and Duginski and 24 months in the case of Messrs. Crawford and O’Connor, which are valued at $101,880, $48,650, $51,725, $33,920 and $32,956, respectively. All such benefits are “double-trigger” and subject to the execution of a release of claims in favor of Berry. In addition, in the case of Messrs. Heinemann, Wolf and Duginski, these amounts are payable under employment agreements containing restrictive covenants concerning confidentiality, nonsolicitation of employees and business partners, and, with the exception of Mr. Heinemann, noncompetition.
(4)	The estimated excise tax reimbursements are subject to change based on the actual closing date of the merger, date of termination of employment (if any) of the named executive officer, interest rates then in effect and certain other assumptions used in the calculations. The estimates do not take into account the value of any non-competition covenants with a named executive officer or certain amounts that may be reasonable compensation provided to the named executive officer, either before or after the closing of the merger, each of which may, in some cases, reduce the amount of the potential excise tax reimbursements. The excise tax reimbursements are “single-trigger,” provided that whether an excise tax may apply and the amount thereof may depend upon whether the named executive officer incurs a Qualifying Termination in connection with the merger. This benefit is subject to the execution of a release of claims in favor of Berry. In addition, in the case of Messrs. Heinemann, Wolf and Duginski, these amounts are payable under employment agreements containing restrictive covenants concerning confidentiality, nonsolicitation of employees and business partners, and, with the exception of Mr. Heinemann, noncompetition.

Indemnification and Insurance

The merger agreement requires LinnCo, LinnCo Merger Sub and LINN to maintain in effect for six years after completion of the merger the current rights of the directors, officers and employees of Berry, HoldCo or their respective subsidiaries to indemnification and advancement of expenses under their respective certificates of incorporation and bylaws or similar organizational documents or in any agreement of Berry, HoldCo or their respective subsidiaries with any of their respective current or former directors, officers or employees, in each case in effect immediately prior to the effective time of the merger. The merger agreement also provides that, upon completion of the merger, LinnCo, LinnCo Merger Sub and LINN will, to the fullest extent permitted under applicable law, indemnify and hold harmless, and provide advancement of expenses to, each current and former director, officer or employee of Berry, HoldCo or any of their respective subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Berry, HoldCo or any of their respective subsidiaries, against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether before or after the effective time of the merger.

The merger agreement provides that LinnCo, LinnCo Merger Sub and LINN will maintain for a period of six years after completion of the merger the coverage provided by current directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date of the merger agreement by Berry and its subsidiaries with respect to matters existing or arising on or before the effective time of the merger, except that LinnCo is not required to pay annual premiums in excess of 300% of the last annual premium paid by Berry for such coverage.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of Berry common stock as of November 1, 2013 by each director and named executive officer of Berry during 2012, all current executive officers and directors as a group, and each person known by Berry to own beneficially more than 5% of the outstanding shares of Berry common stock.

Unless otherwise indicated, to the knowledge of Berry, the persons listed in the table below have sole voting and investment powers with respect to the shares indicated.

The percentages are based on 54,476,729 shares of Berry common stock issued and outstanding as of November 1, 2013.

Name of Beneficial Owner (1)	Class A Common Stock (2)	Options or RSUs Currently Exercisable or within 60 days of November 1, 2013	Total Stock and Stock Based Holdings (3)	Percent of Class (4)
Martin H. Young, Jr.	47,500	23,956	71,456
Robert F. Heinemann (8)	321,470	547,011	868,481	1.59%
Ralph B. Busch, III (5)	457,379	43,956	501,335
William E. Bush, Jr. (6)	177,721	13,956	191,677
Stephen L. Cropper	15,000	33,956	48,956
J. Herbert Gaul, Jr.	42,629	23,956	66,585
Stephen J. Hadden	1,250	—	1,250
Thomas J. Jamieson (7)	293,033	33,956	326,989
J. Frank Keller	5,148	23,956	29,104
Michael S. Reddin	—	—	—
Michael Duginski (8)	60,903	246,561	307,464
David D. Wolf (8)	20,502	102,897	123,399
G. Timothy Crawford (8)	15,419	61,027	76,446
Davis O. O’Connor (8)	12,235	1,479	13,714
Executive officers and directors as a group (19 persons) (9)	1,532,831	1,229,518	2,762,349	5.07%

(1)	All directors and beneficial owners listed above may be contacted at Berry Petroleum Company, 1999 Broadway, Suite 3700, Denver, CO 80202.
(2)	Includes shares held directly or in joint tenancy, shares held in trust, by broker, bank or nominee or other indirect means and over which the individual or member of the group has sole voting or shared voting and/or investment power. Unless otherwise noted, each individual or member of the group has sole voting and investment power with respect to the shares shown in the table above.
(3)	Does not include 301,798 units owned by the Directors and held in a stock account, which units represent the economic equivalent of shares of Class A common stock which have been earned by nine of the directors through the Non-Employee Director Deferred Stock and Compensation Plan. These share equivalents are subject to Class A common stock market price fluctuations and are non-voting. The stock account unit shares cannot be issued until the director resigns or retires from the Berry board of directors and are subject to their individual deferral elections. As such, none of these shares are projected to be issued within 60 days of November 1, 2013. Stock account units owned as of November 1, 2013 were: Mr. Young, 96,549 units; Mr. Busch, 48,768 units; Mr. Bush, 16,215 units; Mr. Cropper, 3,713 units; Mr. Gaul, 34,525 units; Mr. Hadden, 78 units; Mr. Heinemann, 3,241 units; Mr. Jamieson, 69,925 units; Mr. Keller, 23,990 units; and Mr. Reddin, 4,794 units. Mr. Heinemann’s participation relates to the time he was a director prior to his employment by Berry. Also does not include 8,678; 8,151; 2,292; 8,678; 1,319; 7,359; 8,678; 4,730; and 7,359 vested restricted share units that are subject to deferral elections by Messrs. Young, Busch, Bush, Cropper, Gaul, Hadden, Jamieson, Keller and Reddin, respectively, as such share units are not issuable within 60 days of November 1, 2013.
(4)	No current director or executive officer, except Mr. Heinemann, beneficially owns more than 1% of the total outstanding shares of Class A common stock.
(5)	Includes 230,558 shares held directly, 123,363 shares held in the B Group Trust at Union Bank of California which Mr. Busch votes, 76,250 shares held in a family foundation for which Mr. Busch shares voting and investment power with his siblings and 28,208 shares held in trust for his minor children.
(6)	Includes 176,921 shares held directly and 800 shares held in trust for Mr. Bush’s grandchildren.
(7)	Includes 88,000 shares held directly, 36,303 shares held indirectly by Mr. Jamieson through Jaco Oil Company, a corporation, 143,730 shares held indirectly through a trust and 25,000 shares held indirectly by Mr. Jamieson through a partnership, all entities for which he has investing and voting power for the shares.
(8)	Includes 306,053; 43,447; 20,493; 10,901 and 12,235 shares held directly by Mr. Heinemann, Mr. Duginski, Mr. Wolf, Mr. Crawford and Mr. O’Connor, respectively. Also includes 15,417; 17,456; 9; 4,518 and 0 shares held indirectly in Berry’s 401(k) Plan by Mr. Heinemann, Mr. Duginski, Mr. Wolf, Mr. Crawford and Mr. O’Connor, respectively. Does not include 229,329; 101,856; 111,352; 42,107 and 0 vested restricted share units that are subject to deferral elections by Mr. Heinemann, Mr. Duginski, Mr. Wolf, Mr. Crawford and Mr. O’Connor, respectively as these shares will not be issuable within 60 days of November 1, 2013.
(9)	Also includes an additional 54,161 shares held directly by the other officers of Berry not included above and 8,481 shares held indirectly by the other officers of Berry in Berry’s 401(k) Plan.

Litigation Relating to the Merger

On March 21, 2013, a purported stockholder class action captioned Nancy P. Assad Trust v. Berry Petroleum Co., et al. was filed in the District Court for the City and County of Denver, Colorado, No. 13-CV-31365. The action names as defendants Berry, the members of its board of directors, HoldCo, Bacchus Merger Sub, LinnCo, LINN and LinnCo Merger Sub. On April 5, 2013, an amended complaint was filed, which alleges that the individual defendants breached their fiduciary duties in connection with the transactions by engaging in an unfair sales process that resulted in an unfair price for Berry, by failing to disclose all material information regarding the transactions, and that the entity defendants aided and abetted those breaches of fiduciary duty. The amended complaint seeks a declaration that the transactions are unlawful and unenforceable, an order directing the individual defendants to comply with their fiduciary duties, an injunction against consummation of the transactions, or, in the event they are completed, rescission of the transactions, an award of fees and costs, including attorneys’ and experts’ fees and expenses, and other relief. On May 21, 2013, the Colorado District Court stayed and administratively closed the Nancy P. Assad Trust action in favor of the Hall action described below that is pending in the Delaware Court of Chancery.

On April 12, 2013, a purported stockholder class action captioned David Hall v. Berry Petroleum Co., et al. was filed in the Delaware Court of Chancery, C.A. No. 8476-VCG. The complaint names as defendants Berry, the members of its board of directors, HoldCo, Bacchus Merger Sub, LinnCo, LINN and LinnCo Merger Sub. The complaint alleges that the individual defendants breached their fiduciary duties in connection with the transactions by engaging in an unfair sales process that resulted in an unfair price for Berry, by failing to disclose all material information regarding the transactions, and that the entity defendants aided and abetted those breaches of fiduciary duty. The complaint seeks a declaration that the transactions are unlawful and unenforceable, an order directing the individual defendants to comply with their fiduciary duties, an injunction against consummation of the transactions, or, in the event they are completed, rescission of the transactions, an award of fees and costs, including attorneys’ and experts’ fees and expenses, and other relief. LINN and LinnCo are unable to estimate a possible loss, or range of possible loss, if any, at this time.

On July 9, 2013, Anthony Booth, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of Texas, against LINN, Mark E. Ellis, Kolja Rockov and David B. Rottino (the “Booth Action”). On July 18, 2013, the Catherine A. Fisher Trust, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of Texas, against the same defendants (the “Fisher Action”). On July 17, 2013, Don Gentry, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of Texas, against LINN, LinnCo, Mark E. Ellis, Kolja Rockov, David B. Rottino, George A. Alcorn, David D. Dunlap, Terrence S. Jacobs, Michael C. Linn, Joseph P. McCoy, Jeffrey C. Swoveland and the various underwriters for LinnCo’s IPO (the “Gentry Action”) (the Booth Action, Fisher Action, and Gentry Action together, the “Texas Federal Actions”). The Texas Federal Actions each assert claims under Sections 10(b) and 20(a) of the Exchange Act based on allegations that LINN made false or misleading statements relating to its hedging strategy, the cash flow available for distribution to unitholders, and LINN’s production. The Gentry Action asserts additional claims under Sections 11 and 15 of the Securities Act based on alleged misstatements relating to these issues in the prospectus and registration statement for LinnCo’s IPO. On September 23, 2013, the Southern District of Texas entered an order transferring the Texas Federal Actions to the Southern District of New York so that they could be consolidated with the New York Federal Actions, which are described below.

On July 10, 2013, David Adrian Luciano, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of New York, against LINN, LinnCo, Mark E. Ellis, Kolja Rockov, David B. Rottino, George A. Alcorn, David D. Dunlap, Terrence S. Jacobs, Michael C. Linn, Joseph P. McCoy, Jeffrey C. Swoveland and the various underwriters for LinnCo’s IPO (the “Luciano Action”). The Luciano Action asserts claims under Sections 11 and 15 of the Securities Act based on alleged misstatements relating to LINN’s hedging strategy, the cash flow available for distribution to unitholders, and LINN’s energy production in the prospectus and registration statement for LinnCo’s IPO. On July 12, 2013, Frank Donio, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of New York, against LINN, Mark E. Ellis, Kolja Rockov and David B. Rottino (the “Donio Action”). The Donio Action asserts claims under Sections 10(b) and 20(a) of the Exchange Act based on allegations that LINN made false or misleading statements relating to its hedging strategy, the cash flow available for distribution to unitholders, and LINN’s energy production. Several additional class action cases substantially similar to the Luciano Action and the Donio Action were subsequently filed in the Southern District of New York and assigned to the same judge (the Luciano Action, Donio Action, and all similar subsequently filed New York federal class actions together, the “New York Federal Actions”). The Texas Federal Actions and the New York Federal Actions have now been consolidated in the United States District Court for the Southern District of New York. The cases are in their preliminary stages and it is possible that additional similar actions could be filed. As a result, LINN and LinnCo are unable to estimate a possible loss, or range of possible loss, if any.

On July 10, 2013, Judy Mesirov, derivatively on behalf of nominal defendant LINN, filed a shareholder derivative petition against Mark E. Ellis, Kolja Rockov, David B. Rottino, Arden L. Walker, Jr., Charlene A. Ripley, Michael C. Linn, Joseph P. McCoy, George A. Alcorn, Terrence S. Jacobs, David D. Dunlap, Jeffrey C. Swoveland and Linda M. Stephens in the District Court of Harris County, Texas (the “Mesirov Action”). On July 12, 2013, John Peters, derivatively on behalf of nominal defendant LINN, filed a shareholder derivative petition against many of the same defendants in the District Court of Harris County, Texas (the “Peters Action”). On August 26, 2013, Joseph Abdalla, derivatively on behalf of nominal defendant LINN, filed a shareholder derivative petition against many of the same defendants in the District Court of Harris County, Texas (the “Abdalla Action”) (the Mesirov Action, Peters Action, and Abdalla Actions together, the “Texas State Court Derivative Actions”). On August 19, 2013, the Charlote J. Lombardo Trust of 2004, derivatively on behalf of nominal defendant LINN, filed a shareholder derivative petition against many of the same defendants in the United States District Court for the Southern District of Texas (the “Lombardo Action”). On September 30, 2013, the Thelma Feldman Rev. Trust, derivatively on behalf of nominal defendant LINN, filed a shareholder derivative petition against many of the same defendants (the “Feldman Rev. Trust Action”). On October 21, 2013, the Parker Family Trust of 2012, derivatively on behalf of nominal defendant LINN, filed a shareholder derivative petition against many of the same defendants (the “Parker Family Trust Action”) (the Lombardo Action, Feldman Rev. Trust Action and Parker Family Trust Action together, the “Texas Federal Court Derivative Actions”) (the Texas State Court Derivative Action and Texas Federal Court Derivative Actions together, the “Texas Derivative Actions”). The Texas Derivative Actions assert derivative claims on behalf of LINN against the individual defendants for alleged breaches of fiduciary duty, waste of corporate assets, mismanagement, abuse of control and unjust enrichment based on factual allegations similar to those in the Texas Federal Actions and the New York Federal Actions. The cases are in their preliminary stages and it is possible that additional similar actions could be filed in the District Court of Harris County, Texas, or in other jurisdictions. As a result, LINN and LinnCo are unable to estimate a possible loss, or range of possible loss, if any.

THE MERGER AGREEMENT

The following describes certain aspects of the transactions, including material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the composite merger agreement, which incorporates the amendment to the merger agreement into the text of the initial merger agreement, is attached to this document as Annex A and is incorporated by reference in this document. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Terms of the Merger

The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement and in accordance with the applicable provisions of the DGCL and the LLC Act, LinnCo will acquire Berry, and contribute Berry to LINN in a multi-step transaction:

•

first, Bacchus Merger Sub will be merged with and into Berry (the “HoldCo Merger”), and the Berry stockholders will receive one share of HoldCo common stock for each share of Berry common stock they own, after which Berry will become a wholly owned subsidiary of HoldCo;

•	second, Berry will be converted from a Delaware corporation to a Delaware limited liability company (the “Conversion”);

•

third, HoldCo will be merged with LinnCo Merger Sub, with LinnCo Merger Sub surviving the merger as a wholly owned subsidiary of LinnCo (the “LinnCo Merger” and together with the HoldCo Merger, the “merger”); and

•

fourth, LinnCo will contribute all of the outstanding membership interests in LinnCo Merger Sub to LINN (the “Contribution”) in exchange for newly issued LINN units (the “Issuance”), after which Berry will be an indirect wholly owned subsidiary of LINN.

Subject to the terms and conditions of the merger agreement, (1) as a result of the HoldCo Merger, each share of Berry Class A common stock will be converted into one share of HoldCo Class A common stock and each share of Berry Class B common stock will be converted into one share of HoldCo Class B common stock and (2) as a result of the LinnCo Merger, each share of HoldCo common stock will be converted into the right to receive 1.68 LinnCo common shares, referred to herein as the exchange ratio. Based on the closing price of LinnCo common shares on the NASDAQ of $33.21 on November 1, 2013, the last trading day before public announcement of the amendment to the merger agreement, the exchange ratio represented approximately $55.79 per share in LinnCo common shares for each share of Berry common stock. Based on the closing price of LinnCo common shares on the NASDAQ of $         on                     , 2013, the latest practicable date before the date of this joint proxy statement/prospectus, the exchange ratio represented approximately $         in LinnCo common shares for each share of Berry common stock. The implied value of the merger consideration will fluctuate with the market price of LinnCo common shares.

The rights of the Berry stockholders who receive LinnCo common shares as merger consideration after the merger will be governed by the LinnCo certificate of formation and limited liability company agreement after the completion of the merger (as modified by the LinnCo LLC Agreement Amendment Proposal A and the LinnCo LLC Agreement Amendment Proposal B). The rights of the LinnCo shareholders will continue to be governed by the LinnCo limited liability company agreement after the completion of the merger (as modified by the LinnCo LLC Agreement Amendment Proposal A and the LinnCo LLC Agreement Amendment Proposal B).

Closing and Effective Time of the Merger

Unless the parties agree otherwise, the closing of the merger will take place on the fifth business day after all conditions to the completion of the merger have been satisfied or waived. The HoldCo Merger will be effective when the parties duly file the certificate of merger with respect to the HoldCo Merger with the Secretary of State of the State of Delaware. The LinnCo Merger will be effective when the parties duly file the certificate of merger with respect to the LinnCo Merger with the Secretary of State of the State of Delaware, or at such later time as LinnCo and HoldCo will agree and specify in such certificate of merger; provided that such date and time must be after the effective time of the Conversion.

We expect to complete the merger by January 31, 2014. However, the timing of the closing of the merger is uncertain. As the merger is subject to conditions described in the merger agreement, it is possible that factors outside the control of Berry, LinnCo and LINN could result in the merger being completed at an earlier time, a later time or not at all.

Treatment of Berry Equity-Based Awards

Options. Each option to purchase shares of Berry common stock will be converted into an option to purchase, generally on the same terms and conditions as were applicable to such option immediately prior to the effective time of the merger, (1) a number of LINN units (rounded down to the nearest whole unit) equal to the product determined by multiplying the number of shares of Berry common stock subject to such option by the exchange ratio and by the LinnCo/LINN exchange ratio (as defined below), (2) at an exercise price per LINN unit (rounded up to the nearest whole cent) equal to the quotient determined by dividing the per share exercise price for the shares of Berry common stock subject to the option by the product determined by multiplying the exchange ratio and the LinnCo/LINN exchange ratio. The LinnCo/LINN exchange ratio is the average of the closing prices of one LinnCo common share on the NASDAQ on the last five full trading days prior to the closing date of the merger divided by the average of the closing prices of one LINN unit on the NASDAQ on the last five full trading days prior to the closing date of the merger.

Restricted Stock Units. Each unvested Berry RSU (excluding any Berry RSU held by a current or former non-employee director of Berry and any performance-based Berry RSU) will be converted as of the effective time of the merger into a restricted unit award in respect of the number of LINN units (rounded to the nearest whole unit) equal to the product determined by multiplying the number of shares of Berry common stock subject to the Berry RSU immediately prior to the effective time of the merger by the exchange ratio and by the LinnCo/LINN exchange ratio, and will be subject generally to the same terms and conditions as were applicable to the related Berry RSU immediately prior to the effective time of the merger.

Each Berry RSU that is vested as of the effective time of the merger, that is held by a current or former non-employee director or that is subject to performance-based vesting criteria will be converted as of the effective time of the merger into a number of LinnCo common shares equal to the product determined by multiplying the number of shares of Berry common stock subject to the Berry RSU immediately prior to the effective time of the merger by the exchange ratio. Each performance-based Berry RSU that is outstanding immediately prior to the effective time of the merger will be deemed to have been earned at the target level as specified in the applicable award agreement.

Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration

The conversion of HoldCo common stock into the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after completion of the merger and in any event within five days, the exchange agent will exchange certificates representing shares of Berry common stock which have been converted into HoldCo common stock for merger consideration to be received in the merger pursuant to the terms of the merger agreement. American Stock Transfer & Trust Company, LLC will be the exchange agent in the merger and will receive your exchange certificates for the merger consideration and perform other duties as explained in the merger agreement.

Letter of Transmittal

Soon after the completion of the merger, the exchange agent will mail a letter of transmittal to only those persons whose shares of Berry common stock were converted into HoldCo stock at the effective time of the merger. This mailing will contain instructions on how to surrender shares of Berry common stock (if these shares have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

If a certificate for Berry common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

Withholding

The exchange agent will be entitled to deduct and withhold from the cash payable to any Berry stockholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts and pays them to the relevant taxing authority, these amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

Dividends and Distributions

Until Berry common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time of the merger with respect to LinnCo common shares into which shares of HoldCo common stock may have been converted will accrue but will not be paid. LinnCo will pay to former Berry stockholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their Berry stock certificates.

Representations and Warranties

The merger agreement contains customary representations and warranties of Berry and LinnCo and LINN relating to their respective businesses. With the exception of certain representations that must be true and correct as set forth in the merger agreement (or, in the case of specific representations and warranties regarding capitalization, must be true and correct except to a de minimis extent), no representation or warranty will be deemed untrue or incorrect as a consequence of the existence or absence of any event, change, effect, development or occurrence that event, change, effect, development or occurrence has had, or would be reasonably likely to have, a material adverse effect on the business, financial condition or continuing results of operations of the company and its subsidiaries, taken as a whole, making the representation. The representations and warranties in the merger agreement do not survive the effective time of the merger.

Each of Berry, LinnCo, LinnCo Merger Sub and LINN has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•

authority relative to execution and delivery of the merger agreement and other transaction documents and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents;

•	financial statements, internal controls and accounting;

•	the absence of undisclosed liabilities;

•	compliance with applicable laws and possession of necessary permits;

•	compliance with environmental laws and regulations;

•	employee benefits plans matters;

•	the absence of material adverse changes;

•	investigations and legal proceedings;

•	the accuracy of information supplied for inclusion in this document and other similar documents;

•	regulatory matters;

•	tax matters;

•	employment and labor matters;

•	properties;

•	insurance coverage;

•	receipt of a financial advisor’s opinion;

•	material contracts;

•	reserve reports; and

•	broker’s fees payable in connection with the merger.

In addition, Berry has made other representations and warranties about itself to LinnCo, LinnCo Merger Sub and LINN as to:

•	intellectual property;

•	derivatives;

•	prior activities of HoldCo and Bacchus Merger Sub, Inc.; and

•	the inapplicability of state takeover laws.

LinnCo, LinnCo Merger Sub and LINN also have made representations and warranties to Berry and HoldCo regarding Section 203 of the DGCL and the authorization and valid issuance of the LinnCo common shares to be paid as the merger consideration and the LINN units to be issued to LinnCo in connection with the Contribution.

The representations and warranties described above and included in the merger agreement were made by Berry, on one hand, and LinnCo, LinnCo Merger Sub and LINN, on the other hand, to each other. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by Berry and LinnCo, LinnCo Merger Sub and LINN in connection with negotiating the terms of the merger agreement, and may have been included in the merger agreement for the purpose of allocating risk between Berry, on one hand, and LinnCo, LinnCo Merger Sub and LINN, on the other hand, rather than to establish matters as facts.

The composite merger agreement, which incorporates the amendment to the merger agreement into the text of the initial merger agreement, is included as Annex A to this joint proxy statement/prospectus and is included only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Berry, LinnCo, LINN or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this document and in the documents incorporated by reference into this document. See “Where You Can Find More Information.”

Definition of Material Adverse Effect

In determining whether a material adverse effect has occurred or is reasonably likely to occur, the parties will disregard effects resulting from:

(1)	changes in general economic, financial or other capital market conditions (including prevailing interest rates);

(2)	any changes or developments generally in the industries in which Berry, LinnCo or LINN conducts their business;

(3)	the announcement or the existence of, compliance with or performance under, the merger agreement (including the impact thereof on the relationships, contractual or otherwise, of any of Berry, LinnCo or LINN with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the merger);

(4)	any taking of any action at the request of the other party to the agreement;

(5)	any changes or developments in prices for oil, natural gas or other commodities or for Berry’s raw material inputs and end products, or LinnCo’s or LINN’s raw material inputs and end products;

(6)	any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other law of or by any national, regional, state or local governmental entity, or market administrator;

(7)	any changes in GAAP or accounting standards or interpretations thereof;

(8)	earthquakes, any weather-related event or force majeure event, natural disasters or outbreak or escalation of hostilities or acts of war or terrorism;

(9)	any failure by Berry or LinnCo or LINN to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (although the event, change, effect, development or occurrence underlying such failure may count as a material adverse effect if it does not otherwise meet an exception); or

(10)	any changes in the share price or trading volume of the shares of Berry common stock, LinnCo common shares or LINN units or in the credit ratings of Berry, LinnCo or LINN (although the event, change, effect, development or occurrence underlying such failure may count as a material adverse effect if it does not otherwise meet an exception).

Exceptions laid out in (1), (2), (6), (7) and (8) may be considered to the extent disproportionately affecting Berry and its subsidiaries, LinnCo and its subsidiaries or LINN and its subsidiaries, in each case taken as a whole, relative to other similarly situated companies in their respective industries.

Covenants and Agreements

Each of Berry, LinnCo and LINN has undertaken customary covenants that place restrictions on it and its subsidiaries until the effective time of the merger (or, if earlier, the merger agreement’s termination date). Berry has agreed to operate its business only in the ordinary course of business, and each of Berry, LinnCo and LINN have agreed to use commercially reasonable efforts to preserve intact its present lines of business, maintain its rights, franchises and permits and preserve its relationships with customers and suppliers. Berry has also agreed that, with certain exceptions as may be required by law or the merger agreement, and except with LinnCo’s prior written consent, which consent may not be unreasonably withheld, Berry will not, and will not permit any of its subsidiaries to, among other things, undertake the following actions:

•	adopt any amendments to its certificate of incorporation or bylaws or similar applicable organizational documents;

•

split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned subsidiary of Berry which remains a wholly owned subsidiary after consummation of such transaction;

•

except in the ordinary course of business, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities, except (1) dividends or distributions by any subsidiaries only to Berry or to any subsidiary of Berry in the ordinary course of business, (2) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of the merger agreement and (3) regular quarterly cash dividends with customary record and payment dates on the shares of Berry capital stock not in excess of $0.08 per share per quarter;

•

adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the merger itself and other than any mergers, consolidations, restructurings or reorganizations solely among Berry and its subsidiaries or among Berry’s subsidiaries, or take any action with respect to any of its securities that would reasonably be expected to prevent, materially impede or materially delay the consummation of the merger or any other transaction contemplated by the merger agreement;

•

make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $25 million in the aggregate, other than as contemplated by Berry’s 2013 budget and capital expenditure plan or in connection with transactions among Berry and its wholly owned subsidiaries or among Berry’s wholly owned subsidiaries; provided, however that such acquisitions, loans, advances, capital contributions to, or investments in, any other person will not materially impede or materially delay the consummation of the merger or any other transaction contemplated by the merger agreement;

•

sell, lease, license, transfer, exchange or swap, or otherwise dispose of or encumber any properties or non-cash assets with a value in excess of $25 million in the aggregate, except for (1) sales, transfers and dispositions of obsolete or worthless equipment, (2) sales, transfers and dispositions of inventory, commodities and produced hydrocarbons, crude oil and refined products in the ordinary course of business, or (3) sales, leases, transfers or other dispositions made in connection with any transaction among Berry and its wholly owned subsidiaries or among Berry’s wholly owned subsidiaries;

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authorize any capital expenditures in excess of $25 million in the aggregate, other than as contemplated by Berry’s 2013 budget and capital expenditure plan or expenditures made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise;

•	enter into any new contract to sell hydrocarbons other than in the ordinary course of business consistent with past practice, but in no event having a duration longer than 120 days;

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except as required by applicable law or the terms of any Berry benefit plan existing and as in effect on the date of the merger agreement, take specified actions relating to director and employee compensation, benefits, hiring and promotion;

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materially change its financial accounting policies or procedures or any methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rules or applicable law;

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issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in Berry or any of its subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable award under any existing benefits plan (except as otherwise provided by the terms of the merger agreement or the express terms of any unexercisable or unexercised awards or warrants outstanding on the date of the merger agreement), other than (1) issuances of shares of Berry common stock in respect of the exercise or settlement of any Berry stock awards, (2) the sale of shares of Berry common stock pursuant to the exercise of Berry stock options if necessary to effectuate an option direction upon exercise or for withholding of taxes or (3) for transactions among Berry and its wholly owned subsidiaries or among Berry’s wholly owned subsidiaries;

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directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any of them or any rights, warrants or options to acquire any such shares, except for transactions among Berry and its subsidiaries or among Berry’s subsidiaries and other than the acquisition of shares of Berry common stock from a holder of a Berry stock option or stock award in satisfaction of withholding obligations or in payment of the exercise price thereof;

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incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except (1) for any indebtedness incurred in the ordinary course of business, (2) for any indebtedness among Berry and its wholly owned subsidiaries or among Berry’s wholly owned subsidiaries, (3) for any indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness on substantially the same or more favorable terms to Berry than such existing indebtedness, (4) for any guarantees by Berry of indebtedness of its subsidiaries or guarantees by Berry’s subsidiaries of its indebtedness or any other subsidiary and (5) with respect to any indebtedness not in accordance with clauses (1) through (4), for any indebtedness not to exceed $10 million in aggregate principal amount outstanding at the time incurred by Berry or any of its subsidiaries; provided, however, that in the case of each of clauses (1) through (5) such indebtedness does not impose or result in any additional restrictions or limitations that would be material to Berry and its subsidiaries, or, following the closing of the merger, LinnCo, LINN and their subsidiaries, other than any obligation to make payments on such indebtedness and other than any restrictions or limitations to which Berry or any subsidiary is currently subject under the terms of any indebtedness outstanding as of the date of the merger agreement;

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other than in the ordinary course, and subject to certain other limitations, modify, amend or terminate, or waive rights under any material contract or permit or enter into any new material contract, in each case in a manner that is adverse to Berry and its subsidiaries, or which would reasonably be expected to, after the effective time of the merger, restrict or limit in any material respect LinnCo or LINN or any of their respective affiliates from engaging in business or competing in any geographic location with any person;

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waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises (1) equal to or lesser than the amounts reserved with respect thereto on Berry’s most recent balance sheet or (2) that do not exceed $1 million in the aggregate;

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make, change or revoke any tax election outside the ordinary course of business, change any tax accounting method, file any amended tax return, enter into any closing agreement, request any tax ruling, settle or compromise any tax proceeding, or surrender any claim for a refund of taxes, in each case, if such action would reasonably be expected to increase by a material amount the taxes of Berry, HoldCo, LinnCo or LINN;

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except as otherwise permitted by the merger agreement, clauses (3) and (4) of the thirteenth bullet above or transactions between Berry and its subsidiaries or among its subsidiaries, prepay, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness or guarantees thereof of Berry or any subsidiary, other than (1) at stated maturity and (2) any required amortization payments and mandatory prepayments (including mandatory prepayments arising from any change of control put rights to which holders of such indebtedness or guarantees thereof may be entitled), in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date of the merger agreement;

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on or after November 3, 2013, implement or otherwise enter into any derivative transactions with respect to its production, other than those transactions entered into at the direction of or with the express consent of LinnCo or LINN; or

•	agree to do any of the actions prohibited by the preceding bullet points.

LinnCo and LINN have also agreed that, with certain exceptions as may be required by law, the requirement of any applicable stock exchange or regulatory organization or the merger agreement, and except with Berry’s prior written consent, which consent may not be unreasonably withheld, LinnCo and LINN will not, and will not permit any of their subsidiaries to, among other things, undertake the following actions:

•	adopt or agree to adopt any amendments to its certificate of formation or limited liability company agreement or similar applicable organizational documents;

•

split, combine or reclassify any of its equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its equity securities, except for any such transaction by a wholly owned subsidiary of LinnCo or LINN which remains a wholly owned subsidiary after consummation of such transaction;

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except in the ordinary course of business, authorize or pay any dividends on or make any distribution with respect to its outstanding equity securities (whether in cash, assets, stock or other securities, except (1) dividends or distributions by any subsidiaries only to LinnCo, LINN or to any subsidiary of LinnCo or LINN in the ordinary course of business, (2) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of the merger agreement, (3) regular cash distributions with customary record and payment dates on the LINN units not in excess of $0.76125 per unit per quarter and (4) regular cash distributions with customary record and payment dates on the LinnCo common shares not in excess of $0.7455 per share per quarter;

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adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, other than the merger itself and other than any restructurings or reorganizations solely among LinnCo or LINN and their respective subsidiaries or among LinnCo’s or LINN’s subsidiaries, or take any action with respect to any of its securities that would reasonably be expected to prevent, materially impede or materially delay the consummation of the merger or any other transaction contemplated by the merger agreement;

•

make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the merger;

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issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any LinnCo common shares, LINN units or other ownership interest in LinnCo or LINN or any of their respective subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing benefits plan (except as otherwise provided by the terms of the merger agreement or the express terms of any unexercisable or unexercised awards or warrants outstanding on the date of the merger agreement), other than (1) as contemplated by the merger agreement and the contribution agreement, (2) issuance and sales of LINN units not exceeding 10% of the issued and outstanding LINN units as of the date of the merger agreement, (3) issuances and sales of LinnCo common shares not exceeding 10% of the issued and outstanding LinnCo common shares as of the date of the merger agreement, (4) issuances of LINN units in respect of the exercise or settlement of any LINN unit awards, (5) the sale of LINN units pursuant to the exercise of LINN unit options if necessary to effectuate an option direction upon exercise or for withholding of taxes or (3) for transactions among LinnCo, LINN and their wholly owned subsidiaries or among LinnCo’s or LINN’s wholly owned subsidiaries;

•	make, change or revoke any tax election outside the ordinary course of business, change any tax accounting method, file any amended tax return, enter into any closing agreement, request any tax ruling, settle or compromise any tax proceeding, or surrender any claim for a refund of taxes, in each case, if such action would reasonably be expected to increase by a material amount the taxes of LinnCo, LINN or any of their respective subsidiaries;

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take any action or fail to take any action that would reasonably be expected to cause LINN to be treated, for federal income tax purposes, as a corporation or as a partnership that would be treated as an investment company (within the meaning of Section 351 of the Code) if the partnership were incorporated; or

•	agree to do any of the actions prohibited by the preceding bullet points.

The merger agreement also contains mutual covenants relating to the preparation of this document, the holding of the special meeting of Berry stockholders, the holding of an annual meeting of the LinnCo common shareholders and the LINN unitholders, the granting of access to information, employee matters, the applicability of state anti-takeover laws, public announcements with respect to the transactions contemplated by the merger agreement, control of each other’s business operations, participation in stockholder litigation relating to the merger, actions with respect to maintaining the tax treatment of the transactions, listing on NASDAQ, exemption of the merger and related transactions from Section 16(a) of the Exchange Act and reimbursement of costs and expenses related to derivative transactions with respect to hydrocarbon production entered into by Berry.

Berry, LinnCo and LINN have also agreed to use their reasonable best efforts to take all actions needed to obtain necessary governmental and third party consents and to consummate the transactions contemplated by the merger agreement. LinnCo and LINN agree to propose, negotiate, offer to commit and effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of assets or businesses of LinnCo, LINN or, as of the closing, LinnCo Merger Sub, as may be required to avoid the commencement of any action to prohibit the merger or any of the other transactions contemplated by the merger agreement, so as to enable the closing to occur as soon as reasonably possible, provided, that the consummation of any such divestiture actions will be conditioned on the closing and that LinnCo and LINN will not be required to take any action that would, individually or in the aggregate, be reasonably likely to result in a material adverse effect to either Berry or LinnCo or LINN. In addition, the merger agreement contains a customary cooperation covenant whereby Berry, LinnCo and LINN will work cooperatively in obtaining required approvals and consents and in dealings with regulatory authorities.

Agreement Not to Solicit Other Offers

Berry will, and will cause its affiliates, and officers, directors and employees to, and will use reasonable best efforts to cause its agents, financial advisors, investment bankers, attorneys, accountants and other representatives to:

•	immediately cease any ongoing solicitation, knowing encouragement, discussions or negotiations with any person with respect to a company takeover proposal,

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promptly instruct or otherwise request any person that has executed a confidentiality agreement within the 24-month period prior to the signing of the merger agreement in connection with any actual or potential company takeover proposal to return or destroy all confidential information of Berry in its possession, and

•	until the closing or termination of the merger agreement, not:

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solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to a company takeover proposal,

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engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person (other than LinnCo or LINN or their representatives) any nonpublic information in connection with or for the purpose of encouraging or facilitating, a company takeover proposal, or

•

approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a company takeover proposal, except to the extent the Berry board of directors determines in good faith, after consultation with its outside legal advisors, that failure to take such action would be inconsistent with its fiduciary duties under applicable law.

In addition, Berry will not release any third party from or waive or amend any standstill agreement or confidentiality provision other than any confidentiality provision the waiver of which would not be reasonably likely to lead to a company takeover proposal, and Berry will enforce its existing standstill and confidentiality agreements and take all steps within its power to terminate any waivers previously granted under such agreements.

Reasonable Best Efforts of Berry to Obtain the Required Stockholder Vote
Subject to certain exceptions discussed herein, the Berry board of directors will not:

•	fail to include a recommendation to its stockholders to adopt the merger agreement (the “Company Recommendation”) in the proxy statement for the Berry special meeting;

•	change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to LinnCo or LINN, the Company Recommendation;

•

make any recommendation or public statement that addresses or relates to the approval, recommendation or declaration of advisability by the Berry board of directors in connection with a tender offer or exchange offer that constitutes a company takeover proposal (other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the Company Recommendation or refers to the prior Company Recommendation of the Berry board of directors); or

•	adopt, approve or recommend, or publicly propose to adopt, approve or recommend to Berry stockholders a company takeover proposal (a “Company Adverse Recommendation Change”).

Notwithstanding the above, if at any time prior to obtaining approval of the merger agreement by Berry stockholders, Berry directly or indirectly receives a bona fide unsolicited written “company takeover proposal” (as defined below) that did not result from Berry’s material breach of its non-solicitation obligations and the Berry board of directors determines in good faith, after consultation with its outside financial advisors and legal counsel, that such company takeover proposal constitutes or would reasonably be expected to lead to a company superior proposal, then Berry may:

(a)	furnish, pursuant to a customary confidentiality agreement not less favorable to Berry than the confidentiality agreement with LINN, nonpublic information and afford access to Berry’s business, properties, assets, employees, officers, contracts and books and records to the person that made such proposal and its representatives and potential sources of financing, provided any information so provided is concurrently or has previously been provided to LinnCo, and

(b)	engage in discussions or negotiations with the person making such company takeover proposal and its representatives and potential sources of financing.

Berry will within 24 hours of receipt notify, orally and in writing, LinnCo of any company takeover proposal, including the identity of the person making the company takeover proposal and the material terms and condition thereof and provide copies to LinnCo of any written proposals, indications of interest and/or draft agreements relating to such company takeover proposal. Berry will keep LinnCo reasonably informed regarding the status of any such company takeover proposal. Berry will not enter into any agreement that would prohibit it from providing certain information to LinnCo pursuant to the merger agreement.

With respect to a company takeover proposal, at any time prior to obtaining approval of the merger agreement by Berry stockholders, Berry may make a Company Adverse Recommendation Change and/or terminate the merger agreement in order to enter into an agreement relating to a company superior proposal if, after receiving a bona fide, unsolicited company takeover proposal that did not result from a material breach of the non-solicitation provisions, the Berry board of directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the company takeover proposal constitutes a company superior proposal and that in light of such company takeover proposal, the failure to take such action would be inconsistent with the Berry board of director’s fiduciary duties under applicable law, provided that prior to any such Company Adverse Recommendation Change or termination of the merger agreement:

(a)	Berry provides LinnCo with at least three business days’ prior written notice of its intention to take such action and has provided LinnCo with a copy of the company superior proposal, a copy of any proposed transaction agreements and a copy of any financing commitments relating thereto,

(b)	Berry has negotiated in good faith with LinnCo during such notice period to enable LinnCo to propose revisions to the terms of the merger agreement such that it would cause the company superior proposal to no longer constitute a company superior proposal,

(c)	the Berry board of directors will have considered in good faith any revisions to the terms of the merger agreement proposed by LinnCo and at the end of such notice period, will have determined, after consultation with its outside financial advisors and outside legal counsel, that the company superior proposal would nevertheless continue to constitute a company superior proposal even if such changes were given effect, and

(d)	in the event of any changes in the financial terms or any other material terms of the company superior proposal, Berry will have given LinnCo notice of such change and a new notice period will commence equal to the longer of two business days or the period remaining under the initial 3-business day notice period.

Additionally, the Berry board of directors may make a Company Adverse Recommendation Change in response to an “intervening event” (as defined below) if the Berry board of directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable law, provided that prior to taking any such action:

(a)	Berry provides LinnCo with at least three business days prior written notice of its intention to take such action (which will specify the reasons therefor),

(b)	Berry has negotiated in good faith with LinnCo during such notice period to enable LinnCo to propose revisions to the terms of the merger agreement as would not require the Berry board of directors to make a Company Adverse Recommendation Change, and

(c)	the Berry board of directors will have considered any revisions to the terms of the merger agreement proposed by LinnCo and, at the end of such notice period, will have determined, after consultation with its outside financial advisors and outside legal counsel, that the failure of the Berry board of directors to effect a Company Adverse Recommendation Change in response to an intervening event would reasonably likely be inconsistent with its fiduciary duties under applicable law.

A “company takeover proposal” means any bona fide proposal or offer made by a third party (other than any offer or proposal by LinnCo or LINN or their affiliates) for or with respect to any acquisition, whether by a merger, consolidation, tender offer, exchange offer, business combination, recapitalization, binding share exchange, joint venture or other similar transaction, of (A) 25% or more of the assets of Berry and its subsidiaries, or (B) more than 25% of the outstanding shares of Berry common stock or securities of Berry representing more than 25% of the voting power of Berry.

A “company superior proposal” means a bona fide, unsolicited, written company takeover proposal:

•

that if consummated would result in a third party (or the stockholders of a third party) acquiring directly or indirectly 75% or more of the outstanding shares of Berry common stock or more than 75% of the assets of Berry and its subsidiaries,

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that the Berry board of directors determines in good faith, after consultation with its outside financial advisor and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions and the person making such company takeover proposal, and

•

that the Berry board of directors determines in good faith after consultation with its outside financial advisor and outside legal counsel is more favorable to the stockholders of Berry than the merger (taking into account any revisions to the merger agreement irrevocably offered by LinnCo and/or LINN in response to such company takeover proposal).

An “intervening event” is a material event, fact, circumstance, development or occurrence that is unknown to the Berry board of directors as of February 20, 2013, the signing date of the merger agreement (or, if known, the magnitude or material consequences of which were not known or understood by the Berry board of directors as of such date), which becomes known to the Berry board of directors prior to obtaining the approval of the merger by Berry stockholders, provided that

(A) if the intervening event involves Berry, it will not constitute an intervening event if it:

(i) generally affects the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world; or

(ii) results from or arises out of

(a) any changes or developments in the industries in which the Berry or its subsidiaries conducts its business,

(b) any changes or developments in prices for oil, natural gas or other commodities or for raw material inputs and end products,

(c) the announcement or the existence of, compliance with or performance under, the merger agreement or the transactions contemplated by the merger agreement (including the impact thereof on the relationships, contractual or otherwise, of Berry or any of its subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the merger or any of the other transactions contemplated by the merger agreement), or

(d) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other law of or by any national, regional, state or local governmental entity, and

(B) if the intervening event involves LinnCo or LINN, it will not constitute an intervening event unless it has a material adverse effect on LinnCo or LINN, provided that, in determining whether a material adverse effect has occurred for these purposes, the Berry board of directors may consider changes in law after the date of the merger agreement that would, or would reasonably be expected to, have a material adverse effect on the amount of LINN’s U.S. federal income tax payments.

Expenses and Fees

In general, each of Berry, LinnCo and LINN will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement.

Employee Matters

The merger agreement provides that for the period beginning on the closing date and ending on the first anniversary of the closing date, LINN will provide to each employee of Berry who continues to be employed by LINN or its applicable affiliate after the merger (1) base compensation that is no less favorable than was provided to such employee immediately prior to the merger and (2) other compensation and benefits that are substantially comparable in the aggregate to either (at the election of LINN) (A) the other compensation and benefits paid and provided to the employee immediately prior to the merger or (B) the other compensation and benefits paid and provided to other similarly situated employees of LINN and its subsidiaries. The merger agreement also provides Berry employees who continue to be employed by LINN following the closing date with service credit under benefit plans sponsored or maintained by LINN, subject to certain customary exceptions.

LINN will honor all accrued and vested benefits and perform all obligations under each Berry benefit plan in accordance with their terms as in effect immediately before the effective time of the merger and applicable law, as such agreements and arrangements may be modified or terminated in accordance with their terms from time to time.

LinnCo and LINN acknowledge that a “change in control” (or similar phrase) within the meaning of the Berry employee benefit plans will occur at or prior of the time of the LinnCo Merger.

LINN may request not less than ten business days prior to the closing date that Berry terminate its 401(k) plan. In the event of a termination of the Berry 401(k) plan, LINN will cause a defined contribution plan that is established or maintained by LINN to accept rollover distributions from current and former employees of Berry.

Indemnification and Insurance

The merger agreement requires LinnCo, LinnCo Merger Sub and LINN to maintain in effect for six years after completion of the merger the current rights of the directors, officers and employees of Berry, HoldCo or their respective subsidiaries to indemnification and advancement of expenses under their respective certificates of incorporation and bylaws or similar organizational documents or in any agreement of Berry, HoldCo or their respective subsidiaries with any of their respective current or former directors, officers or employees, in each case in effect immediately prior to the effective time of the merger.

The merger agreement also provides that, upon completion of the merger, LinnCo, LinnCo Merger Sub and LINN will, to the fullest extent permitted under applicable law, indemnify and hold harmless, and provide advancement of expenses to, each current and former director, officer or employee of Berry, HoldCo or any of their respective subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Berry, HoldCo or any of their respective subsidiaries, against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether before or after the effective time of the merger.

The merger agreement provides that LinnCo, LinnCo Merger Sub and LINN will maintain for a period of six years after completion of the merger the coverage provided by current directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date of the merger agreement by Berry and its subsidiaries with respect to matters existing or arising on or before the effective time of the merger, except that LinnCo is not required to pay annual premiums in excess of 300% of the last annual premium paid by Berry for such coverage (the “maximum amount”).

If Berry elects, in its sole discretion, then it may, prior to the effective time of the merger, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the effective time of the merger that were committed or alleged to have been committed by a party to be indemnified under the merger agreement. In no event may the cost of such policy purchased by Berry exceed six times the maximum amount and, if such a “tail policy” is purchased, LinnCo and LINN will have no further indemnification obligations with respect to such party under the merger agreement.

Conditions to Complete the Merger

The respective obligations of the parties to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the approval of the merger agreement by a majority of the shares of Berry common stock entitled to vote thereon;

•

the approval of the issuance of LinnCo common shares in the merger by the majority of the votes cast at a duly called meeting of holders of LinnCo common shares and the approval of certain amendments to LinnCo’s limited liability company agreement by a majority of the outstanding LinnCo common shares;

•	the approval of the issuance of LINN units to LinnCo in the Contribution by the majority of the votes cast at a duly called meeting of holders of LINN units;

•	the absence of any injunction or law that prohibits closing;

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the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part and the approval for listing of such shares as well as the LINN units to be issued in the Contribution on the NASDAQ; and

•	the expiration or termination of the applicable waiting period under the HSR Act.

Each of Berry’s and LinnCo’s obligations to complete the merger is also separately subject to the satisfaction or waiver of a number of conditions including:

•	the receipt by each of Berry and LinnCo of legal opinions with respect to certain U.S. federal income tax consequences of the transactions;

•	the absence of a material adverse effect on the other party; and

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the truth and correctness of the representations and warranties of each other party in the merger agreement, subject to the materiality standard provided in the merger agreement, and the performance by each other party in all material respects of their respective obligations under the merger agreement.

Berry’s obligations to complete the merger are also separately subject to the satisfaction or waiver of all the conditions to the closing of the Contribution, other than those conditions which by their nature may not be satisfied until the closing of the Contribution.

Berry, LinnCo and LINN cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, the parties have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion by:

•	mutual written consent of Berry and LinnCo;

•

Berry, Linn or LinnCo, if the merger will not have been completed on or prior the End Date, provided, however, that the right to terminate is not available to a party if the failure of closing by the End Date results from a material breach by such party of any representation, warranty, covenant or other agreement under the merger agreement;

•

Berry, Linn or LinnCo, if a final and non-appealable injunction will have been entered prohibiting the closing, unless such injunction was due to the failure of the terminating party to perform any of its obligations under the agreement;

•

Berry, Linn or LinnCo, if the Berry stockholders’ meeting (including any adjournments or postponements) has concluded and the requisite approval of the Berry stockholders of the Berry Merger Proposal is not obtained, if the LinnCo shareholders’ meeting (including any adjournments or postponements) has concluded and the requisite approval of the LinnCo common shareholders of the LinnCo Share Issuance Proposal, the LinnCo LLC Agreement Amendment Proposal A and the LinnCo LLC Agreement Amendment Proposal B is not obtained, or if the LINN unitholders’ meeting (including any adjournments or postponements) has concluded and the requisite approval of the LINN unitholders of the LINN Unit Issuance Proposal is not obtained;

•

Berry, if either LinnCo or LINN breaches the merger agreement in a manner that would cause a condition to Berry’s obligation to close not to be satisfied and such breach is either not curable by the End Date or LinnCo or LINN fail to diligently attempt to cure such breach after receipt of written notice of such breach from Berry;

•

LinnCo or LINN, if Berry breaches the merger agreement in a manner that would cause a condition to LinnCo’s and LINN’s obligation to close not to be satisfied and such breach is either not curable by the End Date or Berry fails to diligently attempt to cure such breach after receipt of written notice of such breach from LinnCo or LINN;

•

LinnCo or LINN, prior to the adoption of the merger agreement by the Berry stockholders, in the event that either (i) the Berry board of directors makes a Company Adverse Recommendation Change or (ii) Berry willfully breaches any of its non-solicitation obligations in the merger agreement (other than willful breaches resulting from the isolated action of a representative of Berry which Berry has used its reasonable best efforts to remedy and which has not caused significant harm to LinnCo or LINN);

•

Berry, prior to the approval of the matters related to the merger by the LinnCo common shareholders and the approval of the matters related to the Contribution by the LINN unitholders, in the event the LinnCo board of directors or the LINN board of directors changes its recommendation to approve the matters related to the merger and the Contribution; and

•

Berry, prior to the approval of the matters related to the adoption of the merger agreement by the Berry stockholders, if Berry has complied with its non-solicitation obligations in the merger agreement, in order to enter into an agreement with respect to a company superior proposal, provided that Berry pays a termination fee of $83.7 million to LinnCo.

If the merger agreement is terminated, there will be no liability on the part of Berry, LinnCo or LINN, except that (1) Berry, LinnCo and LINN will remain liable for any fraud or willful or intentional breach of any covenant or agreement in the merger agreement occurring prior to termination or as provided for in the Confidentiality Agreement between Berry and LINN and (2) each party may be required to pay the other party a termination fee and/or reimburse certain expenses of the other party as described below under “—Termination Fee.”

Termination Fee

Berry is obligated to pay LinnCo a termination fee or expense reimbursement in the following circumstances:

•

If the merger agreement is terminated by Berry prior to the approval of the merger by the Berry stockholders in order for Berry to enter into an agreement with respect to a “company superior proposal” (as defined in the description of non-solicitation provisions above), then Berry is required to pay LinnCo a termination fee of $83.7 million;

•

If the merger agreement is terminated by Berry, Linn or LinnCo because the Berry stockholders’ meeting was concluded and the Berry stockholder approval was not obtained, and prior to the Berry stockholders’ meeting, a “company takeover proposal” (as defined in the description of the non-solicitation provisions above, except that for purposes of the termination fee provisions references to 25% are changed to references to 50%) is publicly announced and not withdrawn at least 10 days prior to the Berry stockholders’ meeting, then Berry is required to pay $25.7 million in respect of LinnCo’s expenses, and if at any time on or prior to the 12-month anniversary of such termination Berry enters into a definitive agreement for or completes a transaction contemplated by any company takeover proposal, then Berry is required to pay LinnCo a termination fee of $83.7 million (less the previously paid $25.7 million);

•

If the merger agreement is terminated by LinnCo or LINN prior to the approval of the merger by the Berry stockholders because the Berry board of directors makes a Company Adverse Recommendation Change or because Berry has willfully breached its non-solicitation obligations in the merger agreement, then Berry is required to pay LinnCo a termination fee of $83.7 million;

•

If the merger agreement is terminated by Berry because the merger has not closed by the End Date and at the time of such termination, the Berry stockholder approval was not obtained and LinnCo or LINN would have been entitled to terminate the merger agreement because the Berry board of directors makes a Company Adverse Recommendation Change or Berry has willfully breached its non-solicitation obligations in the merger agreement, then Berry is required to pay LinnCo a termination fee of $83.7 million;

•

If the merger agreement is terminated by LinnCo or LINN because either (1) Berry materially breached its covenants in the merger agreement, and at the time of such breach, a “company takeover proposal” (as defined in the description of the non-solicitation provisions above, except that for purposes of the termination fee provisions references to 25% are changed to references to 50%) is announced or disclosed or otherwise communicated to the Berry board of directors and not withdrawn or (2) Berry failed to comply with its obligations to call the Berry special meeting, then Berry is required to pay LinnCo a termination fee of $83.7 million; and

•

If the merger agreement is terminated by LinnCo or LINN because Berry materially breached its covenants in the merger agreement (other than in circumstances described in the immediately preceding bullet), then Berry is required to pay LinnCo $25.7 million in respect of LinnCo’s expenses.

LinnCo is obligated to pay Berry a termination fee or expense reimbursement in the following circumstances:

•

If the merger agreement is terminated by Berry prior to the approval of the matters related to the transactions by the LinnCo common shareholders and the LINN unitholders because the LinnCo board of directors or the LINN board of directors changed its recommendation for the transactions, then LinnCo will pay Berry a termination fee of $83.7 million;

•

If the merger agreement is terminated by LinnCo or LINN because the merger has not closed by the End Date and at the time of such termination, the approval of the matters related to the transactions by the LinnCo common shareholders and the LINN unitholders has not been obtained, and Berry would have been entitled to terminate the merger agreement because the LinnCo board of directors or the LINN board of directors changed its recommendation for the transactions, then LinnCo is required to pay Berry a termination fee of $83.7 million;

•

If the merger agreement is terminated by Berry because LinnCo or LINN failed to comply with its obligations to call the LinnCo annual meeting or the LINN annual meeting, respectively, then LinnCo is required to pay Berry a termination fee of $83.7 million; and

•

If the merger agreement is terminated by Berry because LinnCo or LINN materially breached its covenants in the merger agreement (other than in circumstances described in the immediately preceding bullet), then LinnCo is required to pay Berry $25.7 million in respect of Berry’s expenses.

Derivative Transactions upon Termination

Berry has implemented certain derivative transactions with respect to its production following the execution of the merger agreement. In general, if the merger agreement is terminated and the termination of the derivative transactions as of such termination would result in a net loss (including costs and expenses) to Berry, (a “net derivatives loss”), then LinnCo and LINN, jointly and severally, will pay to Berry an amount of cash equal to the net derivatives loss within five business days of such termination, and if the merger agreement is terminated and the termination of the derivative transactions as of such termination would result in a net gain (after taking into account costs and expenses) to Berry (a “net derivatives gain”), then Berry will pay to LinnCo an amount of cash equal to the net derivatives gain within five business days of such termination.

However, if the merger agreement is terminated because (1) the Berry board of directors makes a Company Adverse Recommendation Change or (2) Berry terminates the merger agreement to accept a “company superior proposal,” then Berry and LinnCo will each bear half of the net derivatives loss and receive half of the net derivatives gain (as applicable) associated with the derivative transactions. In addition, if one party willfully breaches its obligations under the merger agreement, then the breaching party will bear all of the net derivatives loss associated with the derivative transactions and, if the derivative transactions resulted in a net derivatives gain, then the non-breaching party will receive all of such net derivatives gain.

Amendment, Waiver and Extension of the Merger Agreement

Subject to applicable law, the parties may amend the merger agreement by written agreement. However, if after approval of the transactions contemplated by the merger agreement by the Berry stockholders, there is a legal or NYSE requirement for further approval by stockholders of an amendment, then the effectiveness of such amendment or waiver will be subject to the approval of the Berry stockholders.

ACCOUNTING TREATMENT

The acquisition of Berry will be accounted for under the acquisition method of accounting for business combinations in accordance with GAAP. Under the acquisition method of accounting, the assets acquired and liabilities assumed from Berry will be recorded as of the acquisition date at their respective fair values. LinnCo’s contribution of Berry to LINN will be accounted for as a sale by LinnCo.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

LinnCo:

The unaudited pro forma condensed combined balance sheet gives effect to the acquisition of Berry as if the transactions had been completed as of September 30, 2013. The unaudited pro forma condensed combined statements of operations gives effect to the acquisition of Berry as if the transactions had been completed as of April 30, 2012 (the date of LinnCo’s inception).

LINN:

The unaudited pro forma condensed combined balance sheet gives effect to LinnCo’s contribution of Berry to LINN as if the transactions had been completed as of September 30, 2013. The unaudited pro forma condensed combined statements of operations gives effect to (i) LinnCo’s contribution of Berry to LINN as if the transactions had been completed as of January 1, 2012, and (ii) the Green River Acquisition and the Hugoton Acquisition as if they had been completed as of January 1, 2012.

The pro forma financial information does not give effect to the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies, or any other synergies that may result from the transactions and changes in commodity and share prices. Additionally, the pro forma financial information does not represent the actual results of allocating depreciation, depletion and amortization and other cost recovery deductions generated from the “remedial allocation method” pursuant to Treasury Regulation Section 1.704-3(d). The total tax liability generated from the remedial allocation will be recognized over the remaining life of the underlying assets, which could extend beyond 50 years. See footnote (d) to LinnCo’s notes to the unaudited pro forma condensed combined financial statements for additional information.

The unaudited pro forma condensed combined financial information has been prepared for informational purposes only and does not purport to represent what the actual results of operations or the financial position of LinnCo or LINN would have been had the transactions, the Green River Acquisition and the Hugoton Acquisition been completed as of the dates assumed, nor is this information necessarily indicative of future consolidated results of operations or financial position. The unaudited pro forma condensed combined balance sheet and statements of operations should be read in conjunction with Berry’s, LinnCo’s and LINN’s historical financial statements and the notes thereto included in their Annual Reports on Form 10-K for the year ended December 31, 2012, and in conjunction with the historical statements of revenues and direct operating expenses for the BP Green River Properties and the BP Hugoton Properties and the notes thereto, which have been included in this joint proxy statement/prospectus.

LINNCO, LLC

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

September 30, 2013

			Pro Forma Adjustments
	LinnCo Historical	Berry Historical	Contribution to LINN Energy(a)	Other		LinnCo Pro Forma
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$1,045	$24,055	$(24,055)	$—		$1,045
Accounts receivable	6,250	148,019	(148,019)	—		6,250
Derivative instruments	—	4,960	(4,960)	—		—
Deferred income taxes	—	1,574	(1,574)	1,574	(d)	1,574
Other current assets	361	18,429	(18,429)	—		361

Total current assets	7,656	197,037	(197,037)	1,574		9,230

Noncurrent assets:
Oil and natural gas properties (successful efforts method), net	—	3,301,182	(3,301,182)	—		—
Other property and equipment, net	—	14,065	(14,065)	—		—
Derivative instruments	—	17,245	(17,245)	—		—
Investment in Linn Energy, LLC	1,182,185	—	—	2,884,893	(c)	4,067,078
Other noncurrent assets	—	24,382	(24,382)	—		—

Total noncurrent assets	1,182,185	3,356,874	(3,356,874)	2,884,893		4,067,078

Total assets	$1,189,841	$3,553,911	$(3,553,911)	$2,886,467		$4,076,308

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,250	$153,893	$(153,893)	$—		$6,250
Derivative instruments	—	8,561	(8,561)	—		—
Other accrued liabilities	—	53,969	(53,969)	—		—
Senior notes, net, current	—	204,116	(204,116)	—		—

Total current liabilities	6,250	420,539	(420,539)	—		6,250

Noncurrent liabilities:
Credit facility	—	636,000	(636,000)	—		—
Senior notes, net	—	900,000	(900,000)	—		—
Deferred income taxes	20,131	331,734	(331,734)	331,734	(d)	852,377
				500,512	(d)
Other noncurrent liabilities	—	132,244	(132,244)	—		—

Total noncurrent liabilities	20,131	1,999,978	(1,999,978)	832,246		852,377

Commitments and contingencies
Shareholders’ equity:
Voting shares	1	—	—	—		1
Common shares	1,209,835	375,083	(375,083)	3,108,607	(b)	4,318,442
Additional paid-in capital	18,285	—	—	25,460	(f)	43,745
Accumulated income (deficit)	(64,661)	758,311	(758,311)	(943)	(d)	(1,144,507)
				(15,785)	(e)
				(1,063,118)	(h)

	1,163,460	1,133,394	(1,133,394)	2,054,221		3,217,681

Total liabilities and shareholders’ equity	$1,189,841	$3,553,911	$(3,553,911)	$2,886,467		$4,076,308

The accompanying notes are an integral part of these pro forma condensed combined financial statements.

LINNCO, LLC

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Nine Months Ended September 30, 2013

	LinnCo Historical	Berry Historical	Pro Forma Adjustments			LinnCo Pro Forma
			Contribution to LINN Energy(a)	Other
	(in thousands, except per share amounts)
Revenues and other:
Oil, natural gas and natural gas liquids sales	$—	$847,670	$(847,670)	$—		$—
Losses on oil and natural gas derivatives	—	(10,408)	10,408	—		—
Marketing revenues	—	6,198	(6,198)	—		—
Other revenues	—	28,269	(28,269)	—		—

	—	871,729	(871,729)	—		—

Expenses:
Lease operating expenses	—	268,841	(268,841)	—		—
Marketing expenses	—	5,971	(5,971)	—		—
General and administrative expenses	14,933	59,542	(59,542)	(13,239)	(g)	1,694
Exploration costs	—	3,458	(3,458)	—		—
Depreciation, depletion and amortization	—	212,217	(212,217)	—		—
Impairment of long-lived assets	—	2,467	(2,467)	—		—
Taxes, other than income taxes	—	32,848	(32,848)	—		—
Other expenses	—	17,034	(17,034)	—		—

	14,933	602,378	(602,378)	(13,239)		1,694

Other income and (expenses):
Equity income from investment in Linn Energy, LLC	36,024	—	—	62,046	(i)	98,070
Interest expense, net of amounts capitalized	—	(74,562)	74,562	—		—

	36,024	(74,562)	74,562	62,046		98,070

Income before income taxes	21,091	194,789	(194,789)	75,285		96,376
Income tax expense	6,572	72,813	(72,813)	28,608	(d)	35,180

Net income	$14,519	$121,976	$(121,976)	$46,677		$61,196

Net income per share:
Basic	$0.42					$0.48

Diluted	$0.42					$0.48

Weighted average shares outstanding:
Basic	34,788			93,605	(j)	128,393

Diluted	34,788			93,605	(j)	128,393

The accompanying notes are an integral part of these pro forma condensed combined financial statements.

LINNCO, LLC

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Period from April 30, 2012 (LinnCo’s Inception) to December 31, 2012

			Pro Forma Adjustments
	LinnCo Historical	Berry Historical	Contribution to LINN Energy(a)	Other		LinnCo Pro Forma
	(in thousands, except per share amounts)
Revenues and other:
Oil, natural gas and natural gas liquids sales	$—	$622,315	$(622,315)	$—		$—
Gains on oil and natural gas derivatives	—	95,534	(95,534)	—		—
Marketing revenues	—	5,309	(5,309)	—		—
Other revenues	—	23,371	(23,371)	—		—

	—	746,529	(746,529)	—		—

Expenses:
Lease operating expenses	—	199,670	(199,670)	—		—
Marketing expenses	—	4,618	(4,618)	—		—
General and administrative expenses	1,230	48,336	(48,336)	—		1,230
Exploration costs	—	17,854	(17,854)	—		—
Depreciation, depletion and amortization	—	162,174	(162,174)	—		—
Impairment of long-lived assets	—	50	(50)	—		—
Taxes, other than income taxes	—	25,414	(25,414)	—		—
Other expenses	—	13,620	(13,620)	—		—

	1,230	471,736	(471,736)	—		1,230

Other income and (expenses):
Equity income (loss) from investment in Linn Energy, LLC	34,411	—	—	(15,442)	(i)	18,969
Interest expense, net of amounts capitalized	—	(55,965)	55,965	—		—
Loss on extinguishment of debt	—	(19)	19	—		—

	34,411	(55,984)	55,984	(15,442)		18,969

Income before income taxes	33,181	218,809	(218,809)	(15,442)		17,739
Income tax expense	12,528	72,766	(72,766)	(5,868)	(d)	6,660

Net income	$20,653	$146,043	$(146,043)	$(9,574)		$11,079

Net income per share:
Basic	$1.92					$0.11

Diluted	$1.92					$0.11

Weighted average shares outstanding:
Basic	10,747			93,605	(j)	104,352

Diluted	10,747			93,605	(j)	104,352

The accompanying notes are an integral part of these pro forma condensed combined financial statements.

LINNCO, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

The unaudited pro forma condensed combined balance sheet as of September 30, 2013, is derived from:

•	the historical financial statements of LinnCo; and

•	the historical financial statements of Berry.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2013, and the period from April 30, 2012 (LinnCo’s inception) to December 31, 2012, is derived from:

•	the historical financial statements of LinnCo; and

•	the historical financial statements of Berry.

Certain of Berry’s historical amounts have been reclassified to conform to LinnCo’s presentation.

The unaudited pro forma condensed combined balance sheet gives effect to the acquisition of Berry as if the transaction had been completed as of September 30, 2013. The unaudited pro forma condensed combined statements of operations gives effect to the acquisition of Berry as if the transaction had been completed as of April 30, 2012 (LinnCo’s inception). The transactions and the related adjustments are described in the accompanying notes. In the opinion of LinnCo management, all adjustments have been made that are necessary to present fairly, in accordance with Regulation S-X, the pro forma condensed combined financial statements.

The unaudited pro forma condensed combined balance sheet and statements of operations are presented for illustrative purposes only, and do not purport to be indicative of the results of operations that would actually have occurred if the transactions described had occurred as presented in such statements or that may be obtained in the future. In addition, future results may vary significantly from those reflected in such statements due to factors described in “Risk Factors” included in this joint proxy statement/prospectus, in LinnCo’s Annual Report on Form 10-K for the year ended December 31, 2012, and elsewhere in LinnCo’s reports and filings with the SEC.

The unaudited pro forma condensed combined balance sheet and statements of operations should be read in conjunction with LinnCo’s and Berry’s historical financial statements and the notes thereto included in their respective Annual Reports on Form 10-K for the year ended December 31, 2012.

Note 2 – Acquisition Date

The transaction is subject to approvals by Berry and LinnCo shareholders, LINN unitholders and regulatory agencies. As such, the timing of closing this proposed transaction is uncertain.

Note 3 – Pro Forma Adjustments

(a)	Contribution of Berry to LINN

The pro forma condensed combined financial statements reflect the contribution of Berry to LINN, an affiliate of LinnCo. The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement and in accordance with the applicable provisions of the Delaware General Corporation Law and the Delaware Limited Liability Company Act, LinnCo will acquire Berry and contribute Berry to LINN through multiple steps:

•

first, Bacchus Merger Sub will be merged with and into Berry (the “HoldCo Merger”), and the Berry stockholders will receive one share of HoldCo common stock for each share of Berry common stock they own, after which Berry will become a wholly owned subsidiary of HoldCo;

LINNCO, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS – Continued

•	second, Berry will be converted from a Delaware corporation to a Delaware limited liability company (the “Conversion”);

•

third, HoldCo will be merged with LinnCo Merger Sub, with LinnCo Merger Sub surviving as a wholly owned subsidiary of LinnCo (the “LinnCo Merger” and together with the HoldCo Merger, the “merger”); and

•

fourth, all of the outstanding membership interests in LinnCo Merger Sub will be contributed by LinnCo to LINN (the “Contribution”) in exchange for newly issued LINN units (the “Issuance”), after which Berry will be an indirect wholly owned subsidiary of LINN.

LinnCo refers to the HoldCo Merger, the Conversion, the LinnCo Merger, the Contribution and the Issuance together as the “transactions.”

(b)	Preliminary Estimated Purchase Price of Berry

LinnCo has agreed to acquire Berry for per-share consideration consisting of 1.68 LinnCo common shares for each share of Berry common stock. Based on the closing price of LinnCo common shares of $33.21 on November 1, 2013, the merger exchange ratio represented approximately $55.79 in LinnCo common shares for each share of Berry common stock. The preliminary estimated purchase price is as follows (in millions, except merger exchange ratio and closing share price):

Estimated Berry common shares to be acquired by LinnCo	54.477
Berry equity awards to be exchanged for LinnCo common shares (1)	1.240

55.717
Merger exchange ratio of LinnCo common shares for each Berry common share and equity award	1.68

LinnCo common shares to be issued	93.605
Closing price of LinnCo common shares on November 1, 2013	$33.21

LinnCo common share consideration	$3,109
Estimated change in control costs	20

Total preliminary estimated purchase price	$3,129

(1)

Represents Berry restricted stock units (“RSUs”) that are expected to be vested as of the effective time of the merger, that are held by a current or former non-employee director or that are subject to performance-based vesting criteria. Under the merger agreement, such awards will be converted as of the effective time of the merger into a number of LinnCo common shares equal to the product determined by multiplying the number of shares of Berry common stock subject to the Berry RSU immediately prior to the effective time by the 1.68 merger exchange ratio. See schedule of awards to be exchanged below:

RSUs that are expected to be vested	864,042
RSUs reserved for issuance to directors	306,100
RSUs subject to performance-based vesting	70,240

Total to be exchanged for LinnCo common shares	1,240,382

The proposed transaction has a preliminary value of approximately $4.8 billion, including the assumption of Berry’s debt of approximately $1.7 billion at September 30, 2013. From the date of the initial public announcement to November 1, 2013, the preliminary value increased approximately $530 million, primarily due to the increase in the merger exchange ratio from 1.25 to 1.68. The final value of LinnCo common share consideration will be determined based on the actual number of LinnCo common shares issued and the market price of LinnCo common shares as of the date of acquisition. A ten percent increase or decrease in

LINNCO, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS – Continued

the closing price of LinnCo’s common shares, compared to the November 1, 2013, closing price of $33.21, would increase or decrease the value of LinnCo common share consideration by approximately $311 million.

(c)	Reflects the impact of the transactions described above on LinnCo’s investment in LINN.

(d)	Reflects the impact on deferred taxes and the estimated income tax effect of the pro forma adjustments described herein using a statutory federal and state tax rate of 38%. The pro forma adjustments include the overall tax impact from the transactions and the future allocation of depreciation, depletion and amortization and other cost recovery deductions generated from the “remedial allocation method” pursuant to Treasury Regulations Section 1.704-3(d).

The total tax liability generated from the remedial allocation will be recognized over the remaining life of the underlying assets, which could extend beyond 50 years. The total deferred income tax liability impact from the transactions is estimated to be approximately $830 million (included in the total approximate $851 million deferred income tax liability shown on the pro forma condensed combined balance sheet). This tax liability will be partially deferred when considering the tax shield that LinnCo receives with respect to the LINN units it currently owns. If LinnCo were to sell or otherwise liquidate the LINN units acquired, the deferred tax liability of approximately $851 million would be payable. The tax shield and other factors were considered by the conflicts committees of both LINN and LinnCo in negotiating the compensation to be paid by LINN to LinnCo for LinnCo’s tax liability.

Under the contribution agreement, at the end of each calendar year 2013, 2014 and 2015, LINN and LinnCo will work in good faith to evaluate whether, in addition to any distribution to which LinnCo is entitled with respect to its LINN units, LINN will make one or more special distributions to LinnCo solely out of funds available to make “operating cash flow distributions” (as such term is defined in Treasury Regulations Section 1.707-4(b)(2)) to reasonably compensate LinnCo for the actual increase in tax liability to LinnCo, if any, resulting from the allocation of depreciation, depletion and amortization and other cost recovery deductions using the “remedial allocation method” pursuant to Treasury Regulations Section 1.704-3(d), with respect to the assets acquired in the Contribution. Taking into account the increased ownership of LINN by LinnCo because of the increased number of LINN units to be issued to LinnCo due to the increased exchange ratio of 1.68 LinnCo common shares for each share of Berry common stock and based on current projections and assumptions, the transaction is not currently expected to give rise to any additional tax liability for LinnCo for the next three years over and above LinnCo’s previously disclosed estimates. This revision noted in the contribution agreement reflects the agreement between the Conflicts Committees of LINN and LinnCo on the need for any tax liability distribution, which was struck based on the anticipated increases in ownership of LINN by LinnCo, LINN’s tax shield that LinnCo receives from LINN units, and new information regarding LinnCo’s future tax liabilities. The total tax benefit that LINN expects to realize from this transaction, undiscounted, is approximately $1.8 billion (purchase price times 38%) of additional depreciation, depletion and amortization that will be recognized on a unit-of-production basis over the remaining life of the property. Based on its pro forma ownership percentage, approximately one third of the approximate $1.8 billion total undiscounted tax benefit will be allocated to LinnCo.

(e)	Reflects the accrual for estimated transaction costs of approximately $25 million ($16 million after-tax), consisting of investment banking fees, legal fees and other acquisition-related transaction costs. The transaction costs are excluded from the pro forma statements of operations as they reflect non-recurring charges not expected to have a continuing impact on the combined results.

(f)	Reflects the capital contribution from LINN for the estimated transaction costs reflected in (e) above, which represent costs and expenses incurred by LinnCo but assumed by LINN in accordance with the contribution agreement.

LINNCO, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS – Continued

(g)	Reflects transaction costs of approximately $13 million included in the historical statement of operations for the nine months ended September 30, 2013, consisting of investment banking fees, legal fees and other acquisition-related transaction costs. The transaction costs are excluded from the pro forma statements of operations as they reflect non-recurring charges not expected to have a continuing impact on the combined results.

(h)	Reflects the difference between the fair value of the assets acquired and liabilities assumed from Berry and the fair value of the LINN units received in connection with the contribution. The loss is primarily due to deferred income taxes assumed by LinnCo that will not be contributed to LINN. This loss is excluded from the pro forma statements of operations as it reflects non-recurring charges not expected to have a continuing impact on the combined results; however, upon closing of the transactions, LinnCo will recognize this loss in its statement of operations. Components of the estimated loss are as follows (in millions):

Deferred income taxes, net	$839
Difference between LinnCo share price and LINN unit price	224

Total estimated loss	$1,063

(i)	Reflects the impact of the transactions on the equity income (loss) from investment in LINN. LinnCo uses the equity method of accounting related to its ownership interest in LINN’s net income (losses). On a pro forma basis, when considering the contribution of Berry to LINN in exchange for newly issued LINN units, LinnCo owned approximately 39% of LINN’s outstanding units as of September 30, 2013.

(j)	Reflects 93.6 million LinnCo common shares assumed to be issued in conjunction with the transaction on January 1, 2012.

LINN ENERGY, LLC

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

September 30, 2013

	LINN Energy Historical	Berry Historical	Pro Forma Adjustments		LINN Energy Pro Forma
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$27,480	$24,055	$—		$51,535
Accounts receivable – trade, net	349,426	148,019	—		497,445
Derivative instruments	217,853	4,960	—		222,813
Other current assets	54,547	20,003	(1,574)	(c)	72,976

Total current assets	649,306	197,037	(1,574)		844,769

Noncurrent assets:
Oil and natural gas properties (successful efforts method), net	9,666,426	3,301,182	1,552,717	(c)	14,520,325
Other property and equipment, net	447,913	14,065	—		461,978
Derivative instruments	635,446	17,245	—		652,691
Other noncurrent assets	173,667	24,382	—		198,049

Total noncurrent assets	10,923,452	3,356,874	1,552,717		15,833,043

Total assets	$11,572,758	$3,553,911	$1,551,143		$16,677,812

LIABILITIES AND UNITHOLDERS’ CAPITAL
Current liabilities:
Accounts payable and accrued expenses	$659,170	$153,893	$20,061	(a)	$858,584
			25,460	(d)
Derivative instruments	12,464	8,561	—		21,025
Other accrued liabilities	156,138	53,969	—		210,107
Senior notes, net, current	—	204,116	—		204,116

Total current liabilities	827,772	420,539	45,521		1,293,832

Noncurrent liabilities:
Credit facility	1,705,000	636,000	—		2,341,000
Senior notes, net	4,807,873	900,000	25,884	(c)	5,733,757
Other noncurrent liabilities	191,955	463,978	(331,734)	(c)	324,199

Total noncurrent liabilities	6,704,828	1,999,978	(305,850)		8,398,956

Commitments and contingencies
Unitholders’ capital:
Units issued and outstanding	3,656,006	—	2,970,326	(a)	6,626,332
Common stock	—	375,083	(375,083)	(b)	—
Accumulated income	384,152	758,311	(758,311)	(b)	358,692
			(25,460)	(d)

	4,040,158	1,133,394	1,811,472		6,985,024

Total liabilities and unitholders’ capital	$11,572,758	$3,553,911	$1,551,143		$16,677,812

The accompanying notes are an integral part of these pro forma condensed combined financial statements.

LINN ENERGY, LLC

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Nine Months Ended September 30, 2013

	LINN Energy Historical	Berry Historical	Pro Forma Adjustments		LINN Energy Pro Forma
	(in thousands, except per unit amounts)
Revenues and other:
Oil, natural gas and natural gas liquids sales	$1,488,610	$847,670	$—		$2,336,280
Gains (losses) on oil and natural gas derivatives	154,432	(10,408)	(8,571)	(e)	135,453
Marketing revenues	40,558	6,198	—		46,756
Other revenues	18,847	28,269	—		47,116

	1,702,447	871,729	(8,571)		2,565,605

Expenses:
Lease operating expenses	259,381	268,841	—		528,222
Transportation expenses	92,118	—	—		92,118
Marketing expenses	26,696	5,971	—		32,667
General and administrative expenses	150,302	59,542	(15,781)	(f)	194,063
Exploration costs	4,632	3,458	—		8,090
Depreciation, depletion and amortization	604,962	212,217	49,135	(g)	866,314
Impairment of long-lived assets	37,962	2,467	—		40,429
Taxes, other than income taxes	108,525	32,848	—		141,373
Losses on sale of assets and other, net	3,040	17,034	—		20,074

	1,287,618	602,378	33,354		1,923,350

Other income and (expenses):
Interest expense, net of amounts capitalized	(308,012)	(74,562)	4,919	(i)	(377,655)
Loss on extinguishment of debt	(5,304)	—	—		(5,304)
Other, net	(6,300)	—	—		(6,300)

	(319,616)	(74,562)	4,919		(389,259)

Income before income taxes	95,213	194,789	(37,006)		252,996
Income tax expense	2,001	72,813	(72,813)	(k)	2,001

Net income	$93,212	$121,976	$35,807		$250,995

Net income per unit:
Basic	$0.38				$0.75

Diluted	$0.38				$0.75

Weighted average units outstanding:
Basic	233,393		96,377	(l)	329,770

Diluted	233,765		96,377	(l)	330,142

The accompanying notes are an integral part of these pro forma condensed combined financial statements.

LINN ENERGY, LLC

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Year Ended December 31, 2012

	LINN Energy Historical	Berry Historical	BP Green River Historical	BP Hugoton Historical	Pro Forma Adjustments			LINN Energy Pro Forma
	(in thousands, except per unit amounts)
Revenues and other:
Oil, natural gas and natural gas liquids sales	$1,601,180	$937,261	$106,498	$56,882	$—			$2,701,821
Gains on oil and natural gas derivatives	124,762	64,620	—	—	8,571	(e	)	197,953
Marketing revenues	37,393	7,631	—	—	—			45,024
Other revenues	10,905	33,707	—	—	—			44,612

	1,774,240	1,043,219	106,498	56,882	8,571			2,989,410

Expenses:
Lease operating expenses	317,699	272,180	31,448	20,129	—			641,456
Transportation expenses	77,322	—	—	—	—			77,322
Marketing expenses	31,821	6,873	—	6,188	—			44,882
General and administrative expenses	173,206	71,766	—	—	—			244,972
Exploration costs	1,915	20,931	—	—	—			22,846
Depreciation, depletion and amortization	606,150	227,700	—	—	124,449	(g	)	959,878
					1,579	(h	)
Impairment of long-lived assets	422,499	79	—	—	—			422,578
Taxes, other than income taxes	131,679	39,374	13,126	4,995	—			189,174
Losses on sale of assets and other, net	1,539	19,975	—	—	—			21,514

	1,763,830	658,878	44,574	31,312	126,028			2,624,622

Other income and (expenses):
Interest expense, net of amounts capitalized	(379,937)	(83,136)	—	—	(25,144)	(i	)	(489,168)
					(951)	(j	)
Loss on extinguishment of debt	—	(41,545)	—	—	—			(41,545)
Other, net	(14,299)	—	—	—	—			(14,299)

	(394,236)	(124,681)	—	—	(26,095)			(545,012)

Income (loss) before income taxes	(383,826)	259,660	61,924	25,570	(143,552)			(180,224)
Income tax expense	2,790	88,121	—	—	(88,121)	(k	)	2,790

Net income (loss)	$(386,616)	$171,539	$61,924	$25,570	$(55,431)			$(183,014)

Net loss per unit:
Basic	$(1.92)							$(0.62)

Diluted	$(1.92)							$(0.62)

Weighted average units outstanding:
Basic	203,775				96,377	(l	)	300,152

Diluted	203,775				96,377	(l	)	300,152

The accompanying notes are an integral part of these pro forma condensed combined financial statements.

LINN ENERGY, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

The unaudited pro forma condensed combined balance sheet as of September 30, 2013, is derived from:

•	the historical consolidated financial statements of LINN; and

•	the historical financial statements of Berry.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2013, is derived from:

•	the historical consolidated financial statements of LINN; and

•	the historical financial statements of Berry.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2012, is derived from:

•	the historical consolidated financial statements of LINN;

•	the historical financial statements of Berry; and

•

the historical statements of revenues and direct operating expenses of certain oil and natural gas properties acquired from BP America Production Company (“BP” and the properties, the “BP Green River Properties” and the “BP Hugoton Properties”).

Certain of Berry’s historical amounts have been reclassified to conform to LINN’s presentation.

The unaudited pro forma condensed combined balance sheet gives effect to the acquisition of Berry as if the transaction had been completed as of September 30, 2013. The unaudited pro forma condensed combined statements of operations gives effect to the acquisition of Berry as if the transaction had been completed as of January 1, 2012, and the acquisitions from BP as if they had been completed as of January 1, 2012. The transactions and the related adjustments are described in the accompanying notes. In the opinion of LINN management, all adjustments have been made that are necessary to present fairly, in accordance with Regulation S-X, the pro forma condensed combined financial statements.

The unaudited pro forma condensed combined balance sheet and statements of operations are presented for illustrative purposes only, and do not purport to be indicative of the results of operations that would actually have occurred if the transactions described had occurred as presented in such statements or that may be obtained in the future. In addition, future results may vary significantly from those reflected in such statements due to factors described in “Risk Factors” included in this joint proxy statement/prospectus, in LINN’s Annual Report on Form 10-K for the year ended December 31, 2012, and elsewhere in LINN’s reports and filings with the SEC.

The unaudited pro forma condensed combined balance sheet and statements of operations should be read in conjunction with LINN’s and Berry’s historical financial statements and the notes thereto included in their respective Annual Reports on Form 10-K for the year ended December 31, 2012, and in conjunction with the historical statements of revenues and direct operating expenses for the BP Green River Properties and the BP Hugoton Properties and the notes thereto, previously filed by LINN with the SEC.

LINN ENERGY, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS – Continued

Note 2 – Contribution of Berry to LINN

The pro forma condensed combined financial statements reflect the contribution of Berry to LINN from its affiliate, LinnCo. The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement and in accordance with the applicable provisions of the Delaware General Corporation Law and the Delaware Limited Liability Company Act, LinnCo will acquire Berry and contribute Berry to LINN through multiple steps:

•

first, Bacchus Merger Sub will be merged with and into Berry (the “HoldCo Merger”), and the Berry stockholders will receive one share of HoldCo common stock for each share of Berry common stock they own, after which Berry will become a wholly owned subsidiary of HoldCo;

•	second, Berry will be converted from a Delaware corporation to a Delaware limited liability company (the “Conversion”);

•

third, HoldCo will be merged with LinnCo Merger Sub, with LinnCo Merger Sub surviving as a wholly owned subsidiary of LinnCo (the “LinnCo Merger” and together with the HoldCo Merger, the “merger”); and

•

fourth, all of the outstanding membership interests in LinnCo Merger Sub will be contributed by LinnCo to LINN (the “Contribution”) in exchange for newly issued LINN units (the “Issuance”), after which Berry will be an indirect wholly owned subsidiary of LINN.

LINN refers to the HoldCo Merger, the Conversion, the LinnCo Merger, the Contribution and the Issuance together as the “transactions.”

Note 3 – Acquisition Dates

The transaction is subject to approvals by Berry and LinnCo shareholders, LINN Energy unitholders and regulatory agencies. As such, the timing of closing this proposed transaction is uncertain.

The acquisitions of the BP Green River Properties and the BP Hugoton Properties were completed on July 31, 2012, and March 30, 2012, for total consideration of approximately $990 million and $1.16 billion, respectively. The results of operations of the BP Green River Properties and BP Hugoton Properties have been included in the historical financial statements of LINN since their acquisition dates.

LINN ENERGY, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS – Continued

Note 4 – Pro Forma Adjustments

(a)	Preliminary Estimated Purchase Price of Berry

LinnCo has agreed to acquire Berry for per-share consideration consisting of 1.68 LinnCo common shares for each share of Berry common stock. Based on the closing price of LinnCo common shares of $33.21 on November 1, 2013, the merger exchange ratio represented approximately $55.79 in LinnCo common shares for each share of Berry common stock. In connection with the proposed transactions described above, LinnCo will contribute Berry to LINN in exchange for newly issued LINN units, after which Berry will be a wholly owned subsidiary of LINN. The preliminary estimated purchase price is as follows (in millions, except merger exchange ratio and closing unit price):

Estimated Berry common shares to be acquired by LinnCo	54.477
Berry equity awards to be exchanged for LinnCo common shares (1)	1.240

55.717
Merger exchange ratio of LinnCo common shares for each Berry common share equity award	1.68

LinnCo common shares to be issued	93.605

LINN units to be issued to LinnCo for LinnCo common shares issued (2)	93.605
Berry equity awards to be exchanged for LINN equity awards (3)	2.772

96.377
Closing price of LINN units on November 1, 2013	$30.82

LINN unit consideration	$2,970
Estimated change in control costs	20

Total preliminary estimated purchase price	$2,990

(1)

Represents Berry RSUs that are expected to be vested as of the effective time of the merger, that are held by a current or former non-employee director or that are subject to performance-based vesting criteria. Under the merger agreement, such awards will be converted as of the effective time of the merger into a number of LinnCo common shares equal to the product determined by multiplying the number of shares of Berry common stock subject to the Berry RSU immediately prior to the effective time by the 1.68 merger exchange ratio. LINN will issue units to LinnCo for these awards. See schedule of awards to be exchanged below:

RSUs that are expected to be vested	864,042
RSUs reserved for issuance to directors	306,100
RSUs subject to performance-based vesting	70,240

Total to be exchanged for LinnCo common shares	1,240,382

(2)

In connection with LinnCo’s contribution of Berry to LINN, LINN will issue to LinnCo a number of LINN units equal to the greater of (i) the aggregate number of LinnCo common shares issuable to the Berry stockholders in the merger and (ii) the number of LINN units necessary to cause LinnCo to own no less than one-third of all outstanding LINN units following such contribution. When considering the contribution of Berry to LINN in exchange for newly issued LINN units only for the aggregate number of LinnCo common shares issuable to the Berry stockholders in the merger, LinnCo is estimated to own approximately 39% of LINN’s outstanding units following such contribution. Accordingly, no incremental impact of this provision has been assumed.

(3)

Represents Berry options and unvested RSUs (excluding any Berry RSU held by a current or former non-employee director of Berry and any performance-based Berry RSU), multiplied by the merger exchange ratio of 1.68 and the LinnCo/LINN exchange ratio. Under the merger agreement, Berry options and unvested RSUs will be converted as of the effective time of the merger into an option to purchase a number of LINN units or into a restricted unit award in respect of the number of LINN units equal to the product determined by multiplying the number of shares of Berry common stock subject to the Berry option or RSU immediately prior to the effective time by the 1.68 merger exchange ratio and by the LinnCo/LINN exchange ratio, defined as the average of the closing prices of one LinnCo common share on the NASDAQ on the last five full trading days prior to the closing date of the

LINN ENERGY, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS – Continued

merger divided by the average of the closing prices of one LINN unit on the NASDAQ on the last five full trading days prior to the closing date of the merger. For purposes of this preliminary calculation, LINN has used a LinnCo/LINN exchange ratio of 1.08, reflecting the average closing prices for the last five trading days ending November 1, 2013. See schedule of awards to be exchanged below:

Options	1,365,242
Unvested RSUs	162,447

Total to be exchanged for LINN equity awards	1,527,689
Merger exchange ratio	1.68
LinnCo/LINN exchange ratio	1.08

Total	2,771,839

All other awards (Berry RSUs that are expected to be vested as of the effective time of the merger, that are held by a current or former non-employee director or that are subject to performance-based vesting criteria) will be converted as of the effective time of the merger into a number of LinnCo common shares equal to the product determined by multiplying the number of shares of Berry common stock subject to the Berry RSU immediately prior to the effective time by the 1.68 merger exchange ratio, and are taken into account as described in footnote (1) above. LINN will issue units to LinnCo for these awards.

The number of Berry equity awards to be exchanged for LinnCo common shares does not equal the number of Berry equity awards to be exchanged for LINN equity awards as different Berry awards will be converted to either LinnCo common shares or LINN equity awards, depending on the type, and awards exchanged for LINN equity awards will have the LinnCo/LINN exchange ratio applied in addition to the 1.68 merger exchange ratio.

The proposed transaction has a preliminary value of approximately $4.7 billion, including the assumption of Berry’s debt of approximately $1.7 billion at September 30, 2013. From the date of the initial public announcement to November 1, 2013, the preliminary value increased approximately $481 million, primarily due to the increase in the merger exchange ratio from 1.25 to 1.68.

The final value of LINN unit consideration will be determined based on the actual number of LINN units issued and the market price of LINN units as of the date of acquisition. A ten percent increase or decrease in the closing price of LINN units, compared to the November 1, 2013, closing price of $30.82, would increase or decrease the value of LINN unit consideration by approximately $297 million.

(b)	Eliminations

Upon closing of the acquisition, Berry’s historical shareholders’ equity accounts will be eliminated in LINN’s consolidated financial statements.

(c)	Acquisition Accounting Adjustments

The pro forma condensed combined financial statements have been prepared based on the acquisition method of accounting for business combinations. Under the acquisition method of accounting, the preliminary estimated purchase price is calculated as described above. The allocation of the preliminary estimated purchase price is based upon management’s preliminary estimates and assumptions with respect to the fair values of the assets to be acquired and the liabilities to be assumed. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measure. Accordingly, the pro forma fair value adjustments are preliminary and have been made solely for the purpose of providing pro forma condensed combined financial statements. The actual fair values of the assets acquired and liabilities assumed will be determined as of the date of acquisition and may differ materially from the amounts presented in the purchase price allocation below due to changes in fair values through the date of acquisition and as further

LINN ENERGY, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS – Continued

analysis is completed. Accordingly, the allocation of the purchase price may result in different adjustments in the unaudited pro forma condensed combined statements of operations, which may have a material impact on the accompanying pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

Following are the pro forma adjustments to reflect the fair value of Berry’s reported net assets as presented in the unaudited pro forma condensed combined balance sheet at September 30, 2013 (in millions):

Berry’s net assets at September 30, 2013	$1,133
Adjustment to fair value oil and natural gas properties:
Subject to depletion (1)	1,353
Not subject to depletion (2)	200
Adjustment to fair value assumed debt obligations (3)	(26)
Adjustment to deferred taxes (4)	330

Total preliminary estimated purchase price	$2,990

(1)	This adjustment reflects the estimated fair value of Berry’s proved oil and natural gas properties based on discounted cash flows estimated using forward strip oil and natural gas prices.
(2)

This adjustment reflects the estimated fair value of Berry’s unproved oil and natural gas properties based on discounted cash flows estimated using forward strip oil and natural gas prices. Unproved oil and natural gas properties are excluded from amortization but will be transferred into the amortization base as proved reserves are established, or impairment is determined. Transfers of these costs into the amortization base will impact future depreciation, depletion and amortization expense.

(3)

This adjustment reflects the estimated fair value of Berry’s senior notes. The final fair value will be determined at the completion of the acquisition, and the necessary adjustment will be amortized as a reduction (in the case of a premium to book value) or an increase (in the case of a discount to book value) to interest expense over the remaining life of the individual debt issues.

(4)	Deferred income taxes have not been recognized as LINN is treated as a partnership for federal and state income tax purposes.

(d)	Reflects the capital contribution to LinnCo for its estimated transaction costs, which represent costs and expenses incurred by LinnCo but assumed by LINN in accordance with the contribution agreement

(e)	Reflects certain derivative transactions, consisting of WTI swaps and Brent-WTI basis swaps, Berry entered into at LINN’s request during the nine months ended September 30, 2013, with respect to Berry’s production following the execution of the merger agreement. These derivative transactions consist only of swap contracts, therefore, no expenditure was made by Berry or LINN to acquire these instruments. The merger agreement provides that, in general, LinnCo and LINN will bear all of the benefits and burdens of these derivative transactions if the merger agreement is terminated. The fair value of these derivative transactions included in “derivative instruments” within current liabilities and noncurrent assets was approximately $6 million and $9 million, respectively, on Berry’s historical balance sheet at September 30, 2013, and a gain of approximately $3 million is included in “gains (losses) on oil and natural gas derivatives” on Berry’s historical statement of operations for the nine months ended September 30, 2013.

The adjustments reflected on the pro forma statements of operations are to give effect to these derivative transactions as if they had been entered into as of January 1, 2012. LINN used certain pricing models to determine the fair value of these derivative financial instruments. Inputs to the pricing models include publicly available prices and forward price curves generated from a compilation of data gathered from third parties. LINN management also validated the data provided by third parties by understanding the pricing models used, obtaining market values from other pricing sources, analyzing pricing data in certain situations and confirming that those securities trade in active markets. Since it is assumed that the swap transactions were entered into as of January 1, 2012, as of that date, the fair value would have been zero because these are costless. On December 31, 2012, the fair value of the swaps was approximately $9 million which

LINN ENERGY, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS – Continued

represented a gain for 2012 since they were valued at zero on January 1, 2012, the assumed date of the transactions. The swap transactions were actually entered into by Berry during the first quarter of 2013 and, when they were entered into, the fair value was zero since they were costless. Since the fair value decreased from approximately $9 million at December 31, 2012 to zero during the first quarter of 2013, the period the transactions were actually entered into, an approximate $9 million loss was recognized in 2013. The total pro forma loss for the nine months ended September 30, 2013, is approximately $6 million, taking into consideration the actual $3 million gain recorded by Berry (see above).

(f)	Reflects transaction costs of approximately $16 million included in the historical statement of operations for the nine months ended September 30, 2013, consisting of investment banking fees, legal fees and other acquisition-related transaction costs. The transaction costs are excluded from the pro forma statements of operations as they reflect non-recurring charges not expected to have a continuing impact on the combined results.

(g)	Reflects incremental depreciation, depletion and amortization expense, using the units-of-production method, related to oil and natural gas properties acquired as follows:

•	for the period from January 1 through September 30, 2013, and for the year ended December 31, 2012, $49 million and $66 million, respectively, related to Berry’s proved oil and natural gas properties

•	for the period from January 1 through July 31, 2012, $43 million related to the BP Green River Properties

•	for the period from January 1 through March 30, 2012, $16 million related to the BP Hugoton Properties

(h)	Reflects accretion expense related to asset retirement obligations on oil and natural gas properties acquired as follows:

•	for the period from January 1 through July 31, 2012, $1 million related to the BP Green River Properties

•	for the period from January 1 through March 30, 2012, $342,000 related to the BP Hugoton Properties

(i)	Reflects interest expense as follows:

•

for the period from January 1 through September 30, 2013, and for the year ended December 31, 2012, a reduction of $5 million and $6 million, respectively, related to the amortization of the adjustment to fair value of Berry’s debt using the effective interest rate method

•

for the period from January 1 through July 31, 2012, $13 million related to incremental debt of approximately $990 million incurred to fund the purchase price of the BP Green River Properties; the assumed interest rate was 2.2%

•

for the period from January 1 through March 30, 2012, $18 million related to incremental debt of approximately $1.16 billion incurred to fund the purchase price of the BP Hugoton Properties; the assumed interest rate was 6.25%

LINN ENERGY, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS – Continued

A 1/8 percentage change in the assumed interest rate would result in an adjustment to pro forma net income (loss) as follows:

Year Ended December 31, 2012
(in thousands)
BP Green River Properties	$730
BP Hugoton Properties	369

$1,099

(j)	Reflects incremental amortization of deferred financing fees associated with debt incurred to fund the purchase price of the BP Hugoton Properties

(k)	LINN is treated as a partnership for federal and state income tax purposes. Accordingly, no recognition has been given to federal and state income taxes in the accompanying unaudited pro forma condensed combined statements of operations.

(l)	Reflects 96.4 million LINN units assumed to be issued in conjunction with the transaction on January 1, 2012

Note 5 – Supplemental Oil and Natural Gas Reserve Information

The following tables set forth certain unaudited pro forma information concerning LINN’s proved oil, natural gas and natural gas liquids (“NGL”) reserves for the year ended December 31, 2012, giving effect to the oil and natural gas properties to be acquired from Berry as if the proposed transactions had been completed as of January 1, 2012.

	Year Ended December 31, 2012
	LINN Energy Historical	Berry Historical	LINN Energy Pro Forma
	Natural Gas (Bcf)
Proved developed and undeveloped reserves:
Beginning of year	1,675	534	2,209
Revisions of previous estimates	(559)	(205)	(764)
Purchase of minerals in place	1,176	17	1,193
Extension and discoveries	407	100	507
Production	(128)	(20)	(148)

End of year	2,571	426	2,997

Proved developed reserves:
Beginning of year	998	222	1,219
End of year	1,661	188	1,849
Proved undeveloped reserves:
Beginning of year	677	313	990
End of year	910	238	1,148

LINN ENERGY, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS – Continued

	Year Ended December 31, 2012
	LINN Energy Historical	Berry Historical	LINN Energy Pro Forma
	Oil and NGL (MMBbls)
Proved developed and undeveloped reserves:
Beginning of year	282.5	185.9	468.4
Revisions of previous estimates	(40.6)	12.1	(28.5)
Purchase of minerals in place	98.4	8.3	106.7
Sales of minerals in place	—	(0.6)	(0.6)
Extension and discoveries	50.3	8.5	58.8
Production	(19.7)	(10.0)	(29.7)

End of year	370.9	204.2	575.1

Proved developed reserves:
Beginning of year	172.6	107.9	280.5
End of year	244.4	118.9	363.3
Proved undeveloped reserves:
Beginning of year	109.9	78.0	187.9
End of year	126.5	85.3	211.8

	Year Ended December 31, 2012
	LINN Energy Historical	Berry Historical	LINN Energy Pro Forma
	Total (Bcfe)
Proved developed and undeveloped reserves:
Beginning of year	3,370	1,650	5,020
Revisions of previous estimates	(803)	(133)	(936)
Purchase of minerals in place	1,766	66	1,832
Sales of minerals in place	—	(3)	(3)
Extension and discoveries	709	151	860
Production	(246)	(80)	(326)

End of year	4,796	1,651	6,447

Proved developed reserves:
Beginning of year	2,034	869	2,903
End of year	3,127	901	4,029
Proved undeveloped reserves:
Beginning of year	1,336	781	2,117
End of year	1,669	749	2,418

Summarized in the following table is information for the standardized measure of discounted cash flows relating to proved reserves as of December 31, 2012, giving effect to the proposed transactions. LINN has adjusted for Berry’s future estimated income tax expenses included in its historical standardized measure of discounted cash flows. On a pro forma combined basis, there would be no future income tax expenses included in the standardized measure of discounted cash flows because LINN is not subject to federal income taxes. Limited liability companies are subject to state income taxes in Texas; however, these amounts are immaterial.

The standardized measure of discounted future net cash flows does not purport to be, nor should it be interpreted to present, the fair value of the oil and natural gas reserves of the properties. An estimate of fair value

LINN ENERGY, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS – Continued

would also take into account, among other things, the recovery of reserves not presently classified as proved, the value of unproved properties, and consideration of expected future economic and operating conditions. For a discussion of the assumptions used in preparing the information presented, refer to LINN’s and Berry’s financial statements for the year ended December 31, 2012.

	Year Ended December 31, 2012
	LINN Energy Historical	Berry Historical	Pro Forma Adjustments	LINN Energy Pro Forma
	(in thousands)
Future estimated revenues	$30,374,380	$19,738,729	—	$50,113,109
Future estimated production costs	(11,460,854)	(5,884,891)	—	(17,345,745)
Future estimated development costs	(3,574,058)	(2,164,780)	—	(5,738,838)
Future estimated income tax expense	—	(3,344,024)	3,344,024	—

Future net cash flows	15,339,468	8,345,034	3,344,024	27,028,526
10% annual discount for estimated timing of cash flows	(9,266,487)	(4,511,619)	(1,807,897)	(15,586,003)

Standardized measure of discounted future net cash flows	$6,072,981	$3,833,415	$1,536,127	$11,442,523

Representative NYMEX prices: (1)
Natural gas (MMBtu)	$2.76	$2.88	N/A	N/A
Oil (Bbl)	$94.64	$90.66	N/A	N/A

(1)

In accordance with SEC regulations, reserves at December 31, 2012, were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, excluding escalations based upon future conditions. The price used to estimate reserves is held constant over the life of the reserves.

The following table summarizes the principal sources of change in the standardized measure of discounted future net cash flows:

	Year Ended December 31, 2012
	LINN Energy Historical	Berry Historical	Pro Forma Adjustments	LINN Energy Pro Forma
	(in thousands)
Sales and transfers of oil, natural gas and NGL produced during the period	$(1,075,354)	$(625,707)	—	$(1,701,061)
Changes in estimated future development costs	289,762	(331,498)	—	(41,736)
Net change in sales and transfer prices and production costs related to future production	(1,463,820)	(786,022)	—	(2,249,842)
Purchase of minerals in place	2,153,651	114,094	—	2,267,745
Sales of minerals in place	—	(15,283)	—	(15,283)
Extensions, discoveries, and improved recovery	413,702	124,466	—	538,168
Previously estimated development costs incurred during the period	442,322	497,036	—	939,358
Net change due to revisions in quantity estimates	(1,595,302)	743	—	(1,594,559)
Accretion of discount	661,486	570,505	—	1,231,991
Income taxes	—	323,128	(323,128)	—
Changes in production rates and other	(368,326)	(73,326)	—	(441,652)

	$(541,879)	$(201,864)	(323,128)	$(1,066,871)

LINN ENERGY, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS – Continued

The data presented should not be viewed as representing the expected cash flow from, or current value of, existing proved reserves since the computations are based on a large number of estimates and arbitrary assumptions. The estimation of reserve quantities requires many judgmental determinations and frequent revisions. The required projection of production and related expenditures over time requires further estimates with respect to pipeline availability, rates of demand and governmental control. Actual future prices and costs are likely to be substantially different from the current prices and costs utilized in the computation of reported amounts. Any analysis or evaluation of the reported amounts should give specific recognition to the computational methods utilized and the limitations inherent therein.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion addresses the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Berry common stock. The discussion is based on the Code, Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only to U.S. holders (as defined below) that hold their Berry common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), each of which we refer to in this document as a “holder.” Further, this discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular holder in light of its personal circumstances or to holders subject to special treatment under the U.S. federal income tax laws, including:

•	banks, insurance companies or other financial institutions;

•	mutual funds;

•	tax-exempt organizations;

•	foreign persons;

•	regulated investment companies and real estate investment trusts;

•	holders liable for the alternative minimum tax;

•	holders that have a functional currency other than the U.S. dollar;

•	pass-through entities or investors in such entities;

•	dealers or brokers in securities or foreign currencies;

•	holders who hold individual retirement or other tax-deferred accounts;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	holders that exercise appraisal rights;

•	holders who hold Berry common stock as part of a hedge, appreciated financial position, straddle, constructive sale, conversion transaction or other risk reduction transaction; or

•	holders who acquired their shares of Berry common stock pursuant to the exercise of employee stock options or otherwise as compensation.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Berry common stock who is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust if it (A) is subject to the supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

This discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold their Berry common stock through partnerships or other pass-through entities for U.S. federal income tax purposes. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of Berry common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their own tax advisors regarding the particular tax consequences of the merger to them.

Holders should consult their tax advisors regarding the particular tax consequences of the merger to them, including the effects of U.S. federal, state, local, foreign and other tax laws.

The obligation of Berry to complete the merger is conditioned, among other things, upon the receipt by Berry of a written opinion from Wachtell, Lipton, Rosen & Katz, special counsel to Berry, to the effect that each of (a) the HoldCo Merger and the Conversion, taken together, and (b) the LinnCo Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of LinnCo to complete the merger is conditioned, among other things, upon the receipt by LinnCo of a written opinion from Latham & Watkins LLP, special counsel to LinnCo, to the effect that the LinnCo Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In the event Berry or LinnCo were to waive its respective opinion condition and the change in tax consequences were material, the parties would recirculate this document to resolicit stockholder approval. In addition, in connection with the filing of the registration statement of which this document is a part, each of Wachtell, Lipton, Rosen & Katz and Latham & Watkins LLP has delivered an opinion to Berry and LinnCo, respectively, to the same effect as the opinions described above and addressing the U.S. federal income tax consequences of the merger to holders. Each of these opinions will be based on facts, representations and assumptions and exclusions set forth or referred to in such opinion. None of these opinions are binding on the IRS or the courts, and neither Berry nor LinnCo intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which such opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

U.S. Federal Income Tax Consequences to Holders

Accordingly, and on the basis of the opinions delivered in connection herewith, the U.S. federal income tax consequences of the merger to holders are as follows:

•

a holder will not recognize gain or loss as a result of the exchange of such holder’s Berry common stock for LinnCo common shares in the merger, except as described below with respect to the receipt of cash in lieu of a fractional LinnCo common share;

•

a holder’s aggregate tax basis in LinnCo common shares received in the merger, including any fractional share interests deemed received and exchanged for cash as described below, will equal the aggregate tax basis of the Berry common stock surrendered in the merger;

•	a holder’s holding period of LinnCo common shares received in the merger will include the holder’s holding period of the Berry common stock surrendered in the merger; and

•

a holder who receives cash in lieu of a fractional LinnCo common share in the merger will be treated as having received a fractional LinnCo common share in the merger and then as having sold the fractional LinnCo common share for cash. As a result, such a holder generally will recognize capital gain or loss equal to the difference between the amount of cash received and the holder’s tax basis allocable to such fractional share. Any such capital gain or loss will be long-term capital gain or loss if the holding period of the Berry common stock exchanged for the fractional LinnCo common share is more than one year at the time of the merger. The deductibility of capital losses is subject to limitations.

Holders who hold their Berry common stock with differing bases or holding periods should consult their tax advisors with regard to identifying the bases or holding periods of the particular LinnCo common shares received in the merger.

Information Reporting and Backup Withholding

Holders may be subject to information reporting and backup withholding on any cash payments they receive in the merger. A holder generally will not be subject to backup withholding, however, if such holder:

•

timely furnishes its correct taxpayer identification number, certifies that the holder is not subject to backup withholding on the IRS Form W-9 or successor form included in the letter of transmittal and otherwise complies with all the applicable requirements of the backup withholding rules; or

•	provides proof that the holder is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not additional tax and will generally be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided such holder timely furnishes the required information to the IRS.

The discussion of the material U.S. federal income tax consequences set forth above is not a complete description of all of the consequences of the merger. All holders should consult their tax advisors regarding the tax consequences of the merger to them, including the effects of U.S. federal, state, local, foreign and other tax laws.

DESCRIPTION OF LINNCO SHARES

LinnCo common shares represent limited liability company interests in LinnCo. The holders of shares are entitled to receive dividends and exercise the rights or privileges available to shareholders under LinnCo’s limited liability company agreement. As of September 30, 2013, LinnCo had 34,787,500 shares outstanding.

Voting Rights

The LinnCo common shares are not entitled to vote on the election of LinnCo’s directors. LINN owns the voting share entitled to vote to elect LinnCo’s directors and will elect all of LinnCo’s directors. Owners of LinnCo common shares will vote only on specified matters, including (i) creation of additional classes of shares, (ii) certain amendments, alterations, repeals or waivers of provisions of LinnCo’s limited liability company agreement, (iii) certain amendments to the omnibus agreement between LinnCo and LINN, (iv) a merger of LinnCo or sale, exchange or other disposition of all or substantially all of LinnCo’s assets, except in connection with a Terminal Transaction or to effect a mere change in legal form, and (v) an election by the LinnCo board of directors to dissolve LinnCo.

As a holder of LINN units, LinnCo is entitled to vote on all matters on which holders of LINN units are entitled to vote, which provides LinnCo common shareholders the ability to indirectly influence LINN’s management. LinnCo will submit to a vote of its common shareholders, any matter submitted to LinnCo by LINN for a vote of holders of LINN units. LinnCo will vote LINN units in the same manner that its common shareholders vote (or refrain from voting) their common shares for or against a proposal, including non-votes or abstentions.

Dividends

LinnCo will pay dividends on its shares of the cash it receives as distributions in respect of its LINN units, net of reserves for income taxes payable by LinnCo, within five business days after it receives such distributions. If distributions are made on the LINN units other than in cash, LinnCo will pay a dividend on its shares in substantially the same form, provided that LinnCo will sell a portion of such distribution to reserve for income taxes payable by it, as determined by LinnCo’s board of directors, and provided further that if LINN makes a distribution on the LINN units in the form of additional LINN units, LinnCo would issue and distribute an equal number of additional LinnCo common shares to its shareholders such that, immediately following such distributions, the number of its common shares outstanding is equal to the number of LINN units LinnCo holds.

Issuance of Additional Shares

LinnCo’s limited liability company agreement authorizes LinnCo to issue an unlimited number of additional shares and voting shares of existing classes of its shares for the consideration and on the terms and conditions determined by its board of directors, and to make awards of common and derivative securities pursuant to employee benefit plans, without the approval of LinnCo shareholders. LinnCo shareholders will not have preemptive rights to acquire additional shares or other LinnCo securities.

Maintenance of Ratio of Shares to Units

If amended in connection with the Transaction, LinnCo’s limited liability company agreement will provide that the number of LinnCo’s outstanding common shares will at all times equal the number of LINN units LinnCo owns; provided that in connection with any future offering of LinnCo’s shares (whether public or private and including any common shares used as consideration in any acquisition by LinnCo), the LinnCo board of directors may elect, in its discretion to purchase from LINN a greater number of LINN units than the number of shares sold in such offering for an amount equal to or less than the proceeds from such offering (which means net cash proceeds after deducting underwriting discounts and commission and any structuring fee and any properties or assets received by LinnCo in such offering). If there is a change in the number of LINN units LinnCo owns, LinnCo will issue to all shareholders a share dividend or effect a share split or combination to provide that at all times the number of shares outstanding equals the number of LINN units LinnCo owns. In addition, if LinnCo makes any award of common or derivative securities in connection with any employee benefit plan, LINN will sell LinnCo, upon the earlier of the issuance of such common shares or the exercise or vesting of such derivative shares, an equal or greater number of LINN units for the same consideration, if any, LinnCo receives from the award recipient. In the event of a share repurchase, LINN would agree to purchase an equal number of LINN units from LinnCo, or take any other such action as may be reasonable, to maintain the one-to-one ratio of LinnCo common shares to LINN units.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC acts as transfer agent and serves as registrar and transfer agent for the LinnCo common shares. LinnCo pays all fees charged by the transfer agent for transfers of shares (which are reimbursed by LINN under the Omnibus Agreement), except for the following fees that will be paid by shareholders:

•	surety bond premiums to replace lost or stolen certificates;

•	taxes and other governmental charges;

•	special charges for services requested by a holder of LinnCo common shares; and

•	other similar fees or charges.

There will be no charge to holders for disbursements of cash dividends. LinnCo will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

The transfer agent may at any time resign, by notice to LinnCo, or be removed by LinnCo. The resignation or removal of the transfer agent will become effective upon LinnCo’s appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, LinnCo is authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Shares

By acceptance by LinnCo of a transfer of shares in accordance with LinnCo’s limited liability company agreement, each transferee of shares will be admitted as a shareholder with respect to the shares transferred when such transfer and admission is reflected on LinnCo’s books and records with or without execution of its limited liability company agreement. Additionally, each transferee of shares:

•	becomes the record holder of such shares;

•	is deemed to agree to be bound by the terms and conditions of, and is deemed to have executed and delivered LinnCo’s limited liability company agreement;

•	represents that the transferee has the capacity, power and authority to enter into LinnCo’s limited liability company agreement;

•	grants powers of attorney to LinnCo’s officers and any liquidator of LinnCo’s as specified in LinnCo’s limited liability company agreement; and

•	makes the consents and waivers contained in LinnCo’s limited liability company agreement.

Until a share has been transferred on LinnCo’s books and records, LinnCo and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the share as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

COMPARISON OF SECURITYHOLDERS’ RIGHTS

The rights of the Berry stockholders are currently governed by Delaware law and Berry’s restated certificate of incorporation, or restated charter, and amended and restated bylaws. The rights of the LinnCo shareholders are governed by Delaware law and the LinnCo certificate of formation and amended and restated limited liability company agreement. Upon completion of the merger, the rights of the Berry stockholders who receive LinnCo common shares in the merger will be governed by the LinnCo certificate of formation and limited liability company agreement.

The following is a summary of the material differences between the rights of holders of Berry common stock and the rights of holders of LinnCo common shares, but does not purport to be a complete description of those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. The summary below assumes the adoption of certain amendments to the LinnCo limited liability company agreement by LinnCo shareholders. See “The LinnCo Annual Meeting—LinnCo Proposal No. 2 and 3—LinnCo LLC Agreement Amendments.” The Berry restated charter, the Berry amended and restated bylaws, the LinnCo certificate of formation and the LinnCo amended and restated limited liability company agreement are subject to amendment in accordance with their terms. Copies of these governing corporate instruments are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “Where You Can Find More Information.”

Berry	LinnCo

AUTHORIZED AND OUTSTANDING SECURITIES

Authorized Shares: 100 million shares of Class A common stock, par value $0.01 per share, 3,000,000 shares of Class B common stock, par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share.	Authorized Shares: LinnCo may create, authorize or issue an unlimited number of additional company securities or any class or series thereof without approval of any members; provided, however, the issuance of any class other than common shares, voting shares or derivative shares must be approved by the affirmative vote of the holders of a majority of the outstanding common shares and outstanding voting shares, voting as separate classes.

Outstanding Shares: As of October 21, 2013, there were 52,712,863 shares of Class A common stock issued, 1,763,866 shares of Class B common stock and no issued and outstanding shares of preferred stock.	Outstanding Shares: As of November 2, 2013 there were 34,787,500 common shares of LinnCo issued and outstanding. LINN holds the single voting share with the sole power to elect the LinnCo board of directors.

VOTING RIGHTS

Each share of Berry Class A common stock is entitled to one vote and each share of Berry Class B common stock is entitled to 95% of one vote on all matters presented for the approval of the holders of Berry common stock. The Berry Class A common stock and Berry Class B common stock vote together as a single class.	Each LinnCo common share is entitled to one vote on matters presented for the approval of the holders of LinnCo common shares. Holders of LinnCo common shares are not entitled to vote with respect to the election of members of the LinnCo board of directors or on certain other matters with respect to which only LINN, as the holder of LinnCo’s sole outstanding “voting share,” is entitled to vote.

Berry	LinnCo

BUSINESS COMBINATIONS

The Berry restated charter provides that the affirmative vote of holders of not less than 66 2/3% of the combined voting power of the outstanding shares of Berry will be required to effect or validate (i) any merger, consolidation or other business reorganization or combination of Berry or any of its subsidiaries with or into any other corporation, (ii) any sale, lease, exchange or other disposition of all or any substantial part of the assets of Berry or any of its subsidiaries to any other corporation, person or entity, and (iii) any sale, lease, exchange or other disposition to Berry or any of its subsidiaries of any other corporation, person or other entity in exchange for voting securities of Berry or any of its subsidiaries, if, as of the record date, such other corporation, person or entity, is the beneficial owner, directly or indirectly of 5% or more of the combined voting power of the outstanding shares of Berry entitled to vote in the election of directors.

However, the voting requirements described in the previous paragraph will not apply if:

•   the Berry board of directors approves the transaction prior to the time the other party thereto becomes the beneficial owner of more than 5% of the combined voting power of the outstanding shares entitled to vote in the election of the directors; or

•   a majority of the outstanding shares of all classes of securities entitled to vote in the election of directors of such other corporation, or a majority of the equity interest in any such other person or entity, is owned of record of beneficially, directly or indirectly, by Berry.

The LinnCo limited liability company agreement provides that the affirmative vote of the holders of a majority of the outstanding LinnCo common shares and the outstanding voting shares, voting as separate classes, will be required for the approval or authorization of any merger, unless the merger agreement contains any provision that, if contained in an amendment to the LinnCo limited liability company agreement, would require a vote of a greater percentage of the outstanding shareholders, in which case such greater percentage of the outstanding shareholders is required; provided, however, that the member voting requirement will not be applicable if:

•     the LinnCo board of directors converts LinnCo into a new limited liability entity, merges LinnCo into, or conveys all of LinnCo’s assets to, another newly formed limited liability entity which is newly formed and has no assets, liabilities or operations at the time of such merger or conveyance if the LinnCo board of directors (i) has received an opinion of counsel that the conversion, merger or conveyance would not result in the loss of the limited liability of any member, (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in legal form into another entity that is taxed as a corporation and (iii) the governing instruments of the new entity provide the members and the LinnCo board of directors with the same rights and obligations as the LinnCo limited liability company agreement; or

•     LINN or its successor ceases to be treated as a partnership for U.S. federal income tax purposes, in which case LINN or its successor has the right to merge LinnCo with and into LINN, in which case LinnCo will distribute to the common shareholders all of the LINN units and other property owned by LinnCo in excess of reserves for income taxes payable by LinnCo as determined by the board of directors.

The affirmative vote of the holders of a majority of the outstanding LinnCo voting shares and outstanding LinnCo common shares, voting as separate classes, is required to amend or repeal, or adopt any provisions inconsistent with, the above requirements relating to mergers, conveyances or conversions.

Berry	LinnCo

The provisions of Section 203 of the DGCL apply to LinnCo as if LinnCo were a Delaware corporation.

No person who is deemed an “interested stockholder” under the LinnCo limited liability company agreement will have any voting rights with respect to any business combination involving LinnCo or LINN until such time as the business combination is approved by LinnCo or LINN, as applicable, in accordance with Section 203 of the DGCL.

The LinnCo limited liability company agreement specifically includes as an “interested stockholder” any entity or person that beneficially owns (or within three years did own) a voting interest equal to 15% or more of the outstanding LINN units by way of holding LinnCo common shares or LINN units, or a combination thereof; provided, that this limitation does not include any entity or person that holds a voting interest above the 15% limitation as a result of action taken solely by LinnCo or its affiliates.

AMENDMENT TO THE FORMATION AND GOVERNANCE DOCUMENTS

The Berry restated charter provides that Berry reserves the right to amend and repeal the certificate of incorporation in the manner prescribed in the DGCL. Under the DGCL, a charter amendment requires a board resolution setting forth the amendment and declaring the advisability of the amendment and approval by a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon, unless the Berry restated charter requires a greater proportion for approval. The Berry restated charter requires holders of at least 66 2/3% of the combined voting power of the outstanding shares of Berry to amend or repeal certain provisions of the Berry restated charter.	The LinnCo limited liability company agreement provides that the LinnCo board of directors is permitted to file amendments to and restatements of the certificate of formation.

The Berry board of directors is expressly authorized to adopt, amend or repeal the bylaws by the affirmative vote of a majority of the Berry board of directors at any meeting thereof.

Stockholders may amend the bylaws at any annual meeting or at a special meeting by the affirmative vote of holders of not less than 66 2/3% of the combined voting power of the outstanding shares entitled to vote thereon at any meeting.

The LinnCo limited liability company agreement provides that, with certain exceptions, amendments to the LinnCo limited liability company agreement may be adopted by the LinnCo board of directors. Approval of the holders of a majority of outstanding voting shares and outstanding common shares, voting as separate classes, is required for any amendment which:

•     is determined by the LinnCo board of directors, in its good faith, to have a material adverse effect on the preferences or rights associated with the common shares (including as compared to other classes of shares);

•     reduces the time for any notice to which the LinnCo common shareholders may be entitled;

Berry	LinnCo

•     enlarges the obligations of LinnCo common shareholders;

•     alters the circumstances under which LinnCo could be dissolved or wound up;

•     changes the term of existence of LinnCo;

•     alters the provisions relating to the issuance of additional shares;

•     alters the provisions regarding Terminal Transactions;

•     alters the provisions requiring LinnCo shareholder approval for issuances of additional classes or series of securities and certain mergers of LinnCo;

•     changes the covenants of LinnCo or the covenants of LINN; and

•     alters certain provisions governing amendments to the LinnCo limited liability company agreement.

Certain amendments will not be considered material and may be made by the LinnCo board of directors without the approval of LinnCo common shareholders.

SPECIAL MEETINGS OF SECURITYHOLDERS

Special meetings of Berry stockholders may be called by the chairman of the board of directors, the board of directors, the chief executive officer, or by the president or secretary of Berry at the request of not less than ten percent of the combined voting power of the outstanding stock of Berry entitled to vote in the election of directors. Such request by holders of not less than ten percent of the combined voting power of the outstanding stock of Berry entitled to vote in the election of the directors must be in writing and state the purpose or purposes of the proposed meeting. No business other than such business described in the notice of meeting will be transacted at a special stockholders meeting.	Special meetings of LinnCo shareholders may only be called by a majority of the LinnCo board of directors or by the holders of a majority of the outstanding LinnCo voting shares. The holders of LinnCo common shares do not have the right to call a meeting of the shareholders.

SECURITYHOLDER PROPOSALS AND NOMINATIONS

Under the Berry bylaws, for nominations of directors properly brought before an annual meeting of stockholders by a Berry stockholder, timely notice must be given. In general, to be considered timely, a stockholder’s notice must be delivered to the secretary at Berry’s principal executive offices not later than the close of business on the 120th day nor earlier than the close of business on the 210th day prior to the first	The LinnCo limited liability company agreement does not provide for shareholder proposals. Only holders of LinnCo voting shares are entitled to vote in elections of directors. The LinnCo board of directors will cause LinnCo, in its capacity as a LINN unitholder, to deliver to the secretary of LINN any nominations of persons for election to the LINN board of directors or proposals of business to be

Berry	LinnCo

anniversary of the preceding year’s annual meeting. However, if the date of the annual meeting is more than 30 days before or more than 90 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public announcement of the date of such annual meeting was first made.	considered by the LINN board of directors that are provided to the LinnCo board of directors, provided such nomination or proposal is made in accordance with the provisions of the LINN limited liability company agreement and provided to the LinnCo board of directors at least three business days prior to the deadline for providing notice under the LINN limited liability company agreement.

SECURITYHOLDER ACTION BY WRITTEN CONSENT

Under Delaware law, Berry stockholders may take action by written consent.	The LinnCo limited liability company agreement does not permit LinnCo common shareholders to take action by written consent. Holders of LinnCo voting shares may take action by written consent or electronic transmission.

BOARD OF DIRECTORS

Election of Directors

Berry stockholders elect directors at the annual meeting. The Berry restated charter provides for cumulative voting by the stockholders in the election of directors.	LinnCo common shareholders are not entitled to vote for directors. Only LinnCo voting shareholders have the right to elect the board of directors. Currently LINN is the only voting shareholder of LinnCo and has the sole power to elect the LinnCo board of directors.

Number of Directors

The Berry board of directors must consist of at least nine directors but no more than 12 directors. Currently, there are 10 directors. Berry directors are elected annually.	The LinnCo board of directors must consist of at least three and no more than 11 directors. Currently, there are 6 directors.

Classification

The Berry board of directors is not divided into classes. Each director holds office until such director’s successor has been duly elected and qualified or until such director’s earlier death, resignation or removal.	The LinnCo board of directors is not divided into classes. Each director holds office until such director’s successor has been duly elected and qualified or until such director’s earlier death, resignation or removal.

Removal

The Berry restated charter does not provide for removal of directors; thus, directors may be removed by a vote of the stockholders with or without cause.	LinnCo directors may be removed from office at any time with or without cause by the holders of a majority of the outstanding LinnCo voting shares.

Berry	LinnCo

Vacancies

Vacancies resulting from death, resignation, disqualification, removal or other cause and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the Berry directors then in office, though less than a quorum or by the sole remaining director.	Vacancies on the LinnCo board of directors may be filled by the affirmative vote of holders of a majority of the outstanding LinnCo voting shares. Any LinnCo director chosen to fill a vacancy will hold office until such director’s successor has been duly elected and qualified or until such director’s earlier death, resignation or removal.

Special Meetings of the Board of Directors

Special meetings of the Berry board of directors may be called by the chairman of the board, chief executive officer or one-third of the directors then in office (rounded up to the nearest whole number). Notice must be given to each Berry director by whom it is not waived by mailing written notice at least five days prior to the meeting or by electronically transmitting notice at least twenty four hours prior to the meeting. Unless otherwise indicated in the notice, any and all business may be transacted at the special meeting.	Special meetings of the LinnCo board of directors may be called by the chairman of the LinnCo board of directors or on the written request of any three directors to the secretary on at least twenty-four hours’ notice to each LinnCo director. Any such notice, or waiver thereof, need not state the purpose of such meeting except as may otherwise be required by law.

Director Liability and Indemnification

•     Berry will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of Berry, or is or was serving at the request of Berry as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expense (including attorneys’ fees), judgments, fines and amounts paid in the settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding to the fullest extent permitted by the DGCL.

•     Expenses (including attorney’s fees) incurred by a Berry director, officer, employee or agent in defending any civil or criminal action, suit or proceeding may be paid by Berry in advance of the final disposition of such matter, if such director, officer, employee or agent must undertake in writing to repay any such advances in the event that it is ultimately determined that he or she is not entitled to indemnification.

•     LinnCo will indemnify any person who is or was a party or is threatened to be made a party to, or otherwise requires representation of counsel in connection with, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of LinnCo, or, while serving as a director of officer of LinnCo, at the request of LinnCo, as a director, officer, employee, partner, manager, fiduciary or trustee of LinnCo or any other entity, or by reason of any action alleged to have been taken or omitted in such capacity, against losses, expenses (including attorneys’ fees), judgments, fines, damages, penalties, interest, liabilities and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. However, such persons are only entitled to indemnification if they acted in good faith and, with respect to any criminal proceeding or action, have no reasonable cause to believe that such conduct was unlawful. Further, for any action, suit or proceeding by or in the right of LinnCo to provide a judgment in its favor, such persons

Berry	LinnCo

•     The Berry bylaws provided that upon resolutions passed by the board of directors, Berry may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Berry, or is or was serving at the request of Berry as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any capacity, or arising out of his or her status as such, whether or not Berry would have the power to indemnify such person against such liability under the Berry restated charter.

shall only be entitled to indemnification if such person shall not be adjudged to be liable to LinnCo, unless and only to the extent that the court in which such action is brought shall determine that, in light of all the circumstances, such person is fairly and reasonably entitled to indemnification. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent will not of itself create a presumption that such good faith standard was not met, or, with respect to any criminal action or proceeding, that such person had no reasonable cause to believe that the person’s conduct was unlawful. Additionally, LinnCo may indemnify any person who is or was an employee (other than an officer) or agent of LinnCo or LINN who is a party to a threatened, pending or completed action, suit or proceeding, to the extent permitted by law and authorized by the board of directors.

•     Expenses (including attorney’s fees) incurred by any such person in defending any action, suit or proceeding will be paid by LinnCo in advance of the final disposition of such matter, and in advance of any determination that such person is not entitled to be indemnified, upon receipt of an undertaking by such person to repay such expenses if it is determined by final judicial decision from which there is no further right of appeal that such person is not entitled to be indemnified by LinnCo.

•     Any indemnification under the LinnCo limited liability company agreement will be paid by LINN directly or indirectly on LinnCo’s behalf. LinnCo is authorized to purchase, or have LINN purchase on LinnCo’s behalf, insurance against liabilities asserted against and expenses incurred by LinnCo directors, officers and other persons in connection with LinnCo’s activities or their activities on LinnCo’s behalf, regardless of whether LinnCo would have the power to indemnify the person against liabilities under the LinnCo limited liability company agreement.

•     None of LinnCo’s directors or officers will be liable to LinnCo or its shareholders for breach of fiduciary duty, except for acts or omissions not in good faith. A LinnCo director or officer is deemed to have acted in good faith if such person subjectively believed that he or she was acting in, or not opposed to, the best interests of LINN and all its unitholders, taken together. Additionally, LinnCo directors will not be responsible for any misconduct or negligence on the part of an agent appointed by the LinnCo board of directors in good faith.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Shares of Berry Class A common stock are listed on the NYSE, and LinnCo common shares are listed on the NASDAQ. The following table sets forth the high and low closing sales prices of Berry Class A common stock as reported on the NYSE and LinnCo common shares as reported on the NASDAQ, and the cash dividends declared per share for the periods indicated.

	LinnCo Common Shares				Berry Class A Common Stock
	High	Low	Dividend		High	Low	Dividend
2013
Fourth Quarter (through November 4, 2013)	$33.36	$29.00	—		$51.72	$42.85	—
Third Quarter	$37.07	$25.18	$0.725	(1)(2)	$45.08	$39.86	$0.08
Second Quarter	$42.84	$34.84	$0.725	(1)(3)	$48.59	$42.16	$0.08
First Quarter	$40.16	$36.66	$0.71		$47.63	$34.56	$0.08
2012
Fourth Quarter (4)	$39.48	$35.27	$0.71		$42.18	$30.21	$0.08
Third Quarter	—	—	—		$43.25	$35.45	$0.08
Second Quarter	—	—	—		$49.27	$31.93	$0.08
First Quarter	—	—	—		$57.20	$42.55	$0.08
2011
Fourth Quarter	—	—	—		$47.92	$30.62	$0.08
Third Quarter	—	—	—		$61.17	$36.53	$0.08
Second Quarter	—	—	—		$53.76	$44.13	$0.075
First Quarter	—	—	—		$52.32	$42.61	$0.075

(1)

In April 2013, LinnCo and LINN’s boards of directors approved a change in the distribution and dividend policy that provides a distribution and dividend with respect to any quarter may be made, at the discretion of the boards of directors, (i) within 45 days following the end of each quarter or (ii) in three equal installments within 15, 45 and 75 days following the end of each quarter. The first monthly dividend was paid by LinnCo in July 2013.

(2)	With respect to the third quarter 2013, LinnCo paid the first monthly dividend in the amount of $0.2416 per share in October 2013.
(3)

With respect to the second quarter of 2013, LinnCo paid the first monthly dividend in the amount of $0.2416 per share in July 2013, the second monthly dividend in the amount of $0.2416 per share in August 2013 and the third monthly dividend in the amount of $0.2416 per share in September 2013.

(4)	From October 12, 2012, the day LinnCo common shares began trading on the NASDAQ.

On November 1, 2013, the last full trading day before the public announcement of the amendment to the merger agreement, the high and low sales prices of LinnCo common shares as reported on the NASDAQ were $34.37 and $30.30, respectively. On                     , the last full trading day before the date of this document, the high and low sale prices of LinnCo common shares as reported on the NASDAQ were $         and $        , respectively.

On November 1, 2013, the last full trading day before the public announcement of the amendment to the merger agreement, the high and low sales prices of shares of Berry Class A common stock as reported on NYSE were $48.92 and $46.78, respectively. On                     , the last full trading day before the date of this document, the high and low sale prices of shares of Berry Class A common stock as reported on the NYSE were $         and $        , respectively.

Berry stockholders and LinnCo shareholders are advised to obtain current market quotations for Berry common stock and LinnCo common shares. The market price of Berry common stock and LinnCo common shares will fluctuate between the date of this document and the completion of the merger. No assurance can be given concerning the market price of Berry common stock or LinnCo common shares before or after the effective date of the merger.

ADDITIONAL INFORMATION ABOUT LINNCO, LLC

BUSINESS

Overview

LinnCo is a Delaware limited liability company formed on April 30, 2012, under the LLC Act. As of September 30, 2013, LinnCo’s sole purpose was to own units representing limited liability company interests in LINN and had no significant assets or operations other than those related to its interest in LINN. In connection with the pending acquisition of Berry, LinnCo intends to amend its limited liability company agreement to permit the acquisition and subsequent contribution of assets to LINN. LINN is an independent oil and natural gas company that trades on the NASDAQ under the symbol “LINE.”

LinnCo’s success is dependent upon the operation and management of LINN and its resulting performance. At September 30, 2013, LinnCo owned approximately 15% of LINN’s outstanding units. At September 30, 2013, LINN owned 100% of LinnCo’s sole voting share and all of the LinnCo common shares were held by the public.

LinnCo has elected to be treated as a corporation for U.S. federal income tax purposes. Because it is treated as a corporation for U.S. federal income tax purposes, an owner of LinnCo common shares will not report on its U.S. federal income tax return any of LinnCo’s items of income, gain, loss and deduction relating to an investment in it.

Within five (5) business days after receiving a cash distribution related to its interest in LINN units, LinnCo is required to pay the cash received, net of reserves for its income tax liability (“tax reserve”), as dividends to its shareholders. The amount of the tax reserve is calculated on a quarterly basis and is determined based on the tax liability estimate for the entire year. The current quarter tax reserve can be increased or reduced, at LinnCo management’s discretion, to account for the over/(under) tax reserve recorded in prior quarters. Because the tax reserve is an estimate, upon filing the annual tax returns, if the actual amount of tax due is greater or less than the total amount of tax reserved, the subsequent tax reserve, at LinnCo management’s discretion, could be adjusted accordingly. Any such adjustments are subject to approval by the LinnCo board of directors.

LINN has agreed to provide to LinnCo, or to pay on LinnCo’s behalf, any legal, accounting, tax advisory, financial advisory and engineering fees, printing costs or other administrative and out-of-pocket expenses incurred by LinnCo, along with any other expenses incurred in connection with any public offering of shares in LinnCo or incurred as a result of being a publicly traded entity, including costs associated with annual, quarterly and other reports to holders of LinnCo common shares, tax return and Form 1099 preparation and distribution, NASDAQ listing fees, printing costs, independent auditor fees and expenses, legal counsel fees and expenses, limited liability company governance and compliance expenses and registrar and transfer agent fees. In addition, LINN has agreed to indemnify LinnCo and its officers and directors for damages suffered or costs incurred (other than income taxes payable by LinnCo) in connection with carrying out LinnCo’s activities. Because all general and administrative expenses and certain offering costs are actually paid by LINN on LinnCo’s behalf, no cash is disbursed by LinnCo. For more information about the business of LINN, see “Additional Information About Linn Energy, LLC—Business.”

LinnCo IPO

On October 17, 2012, LinnCo closed its IPO of 34,787,500 common shares to the public at a price of $36.50 per share ($34.858 per share, net of underwriting discount and structuring fee) for net proceeds of approximately $1.2 billion (after underwriting discount and structuring fee of approximately $57 million). The net proceeds from the IPO were used to acquire 34,787,500 LINN units which are equal to the number of LinnCo common shares sold in the offering.

Employees

LinnCo has no employees. LinnCo has entered into an agreement with LINN to provide LinnCo with the necessary services and support personnel.

SEC Inquiry

As disclosed on July 1, 2013, LINN and LinnCo have been notified by the staff of the SEC that its Fort Worth Regional Office has commenced an inquiry regarding LINN and LinnCo (the “SEC inquiry”). The SEC staff is investigating whether any violations of federal securities laws have occurred. The SEC staff has requested the production of documents and communications that are potentially relevant to, among other things, LINN and LinnCo’s use of non-GAAP financial measures and disclosures related to LINN’s hedging strategy. The SEC staff has stated that the fact of the inquiry should not be construed as an indication that the SEC or its staff has a negative view of any entity, individual or security. Both LINN and LinnCo are cooperating fully with the SEC in this matter. Due to the pending SEC inquiry, the timing of closing of the merger with Berry is uncertain. LINN and LinnCo are unable to predict the timing or outcome of the SEC inquiry or estimate the nature or amount of any possible sanction the SEC could seek to impose, which could include a fine, penalty, or court or administrative order prohibiting specific conduct, or a potential restatement of LINN’s or LinnCo’s financial statements, any of which could be material. No provision for losses has been recorded for this exposure.

Principal Executive Offices

LinnCo is a Delaware limited liability company with headquarters in Houston, Texas. The principal executive offices are located at 600 Travis, Suite 5100, Houston, Texas 77002. The main telephone number is (281) 840-4000.

MARKET INFORMATION

LinnCo common shares are listed on the NASDAQ under the symbol “LNCO” and began trading on October 12, 2012, after pricing of its IPO. At the close of business on September 30, 2013, there were approximately seven shareholders of record.

Dividends

Within five (5) business days after receiving a cash distribution related to its interest in LINN units, LinnCo is required to pay the cash received, net of its tax reserve, as dividends to its shareholders. The amount of the tax reserve is calculated on a quarterly basis and is determined based on the tax liability estimate for the entire year. The current quarter tax reserve can be increased or reduced, at LinnCo management’s discretion, to account for the over/(under) tax reserve recorded in prior quarters. Because the tax reserve is an estimate, upon filing the annual tax returns, if the actual amount of tax due is greater or less than the total amount of tax reserved, the subsequent tax reserve, at LinnCo management’s discretion, could be adjusted accordingly. Any such adjustments are subject to approval by the LinnCo board of directors.

For market information about LINN, see “Additional Information About Linn Energy, LLC—Market Information.”

Securities Authorized for Issuance Under Equity Compensation Plans

LinnCo has no equity compensation plans.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion analyzes the financial condition and results of operations of LinnCo. The historical financial statements and the unaudited interim financial statements included in this joint proxy statement/prospectus reflect the assets, liabilities and operations of LINN. You should read the following discussion and analysis of financial condition and results of operations of LinnCo in conjunction with LinnCo’s and LINN’s historical financial statements and the notes thereto, included elsewhere in this joint proxy statement/prospectus. For discussion of LINN’s financial condition and results of operations, see “Additional Information About Linn Energy, LLC—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

General

LinnCo is a Delaware limited liability company formed on April 30, 2012, under the LLC Act, that has elected to be treated as a corporation for U.S. federal income tax purposes. LINN, an independent oil and natural gas company traded on the NASDAQ under the symbol “LINE,” owns LinnCo’s sole voting share. LinnCo’s success is dependent upon the operation and management of LINN and its resulting performance. For more information about LINN, see “Additional Information About Linn Energy, LLC.”

Business

At no time after LinnCo’s formation and prior to the IPO did LinnCo have any operations or own any interest in LINN. After the IPO and as of September 30, 2013, LinnCo’s sole purpose was to own LINN units and it had no significant assets or operations other than those related to its interest in LINN. In connection with the pending acquisition of Berry, LinnCo intends to amend its limited liability company agreement to permit the acquisition and subsequent contribution of assets to LINN. For discussion of the business of LINN, see “Additional Information About Linn Energy, LLC—Business.”

Results of Operations

For the Three Months and Nine Months Ended September 30, 2013

Equity Income from Investment in LINN

LinnCo’s results of operations primarily consists of its share of earnings of LINN attributed to the units that LinnCo owns. At September 30, 2013, LinnCo owned approximately 15% of LINN’s outstanding units. The percentage ownership of LINN could change over time due to LinnCo’s ownership of additional units or other issuances or repurchases of units by LINN. LinnCo uses the equity method of accounting for its investment in LINN and records earnings (losses) as described below.

Following is summarized statements of operations information for LINN:

Linn Energy, LLC

	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2013
	(in thousands)
Revenues and other	$494,562	$1,702,447
Expenses	(421,630)	(1,287,618)
Other income and (expenses)	(107,398)	(319,616)
Income tax (expense) benefit	4,406	(2,001)

Net income (loss)	$(30,060)	$93,212

General and Administrative Expenses

LinnCo’s general and administrative expenses are associated with managing the business and affairs of LinnCo. For the three months and nine months ended September 30, 2013, LinnCo incurred total general and administrative expenses of approximately $1 million and $15 million, respectively, of which approximately $9 million had been paid by LINN on LinnCo’s behalf as of September 30, 2013. The expenses for the three months and nine months ended September 30, 2013, include approximately $125,000 and $13 million, respectively, of transaction costs related to professional services rendered by third parties in connection with the pending acquisition of Berry. The expenses for the three months and nine months ended September 30, 2013, also include approximately $403,000 and $1 million, respectively, related to services provided by LINN necessary for the conduct of LinnCo’s business, such as accounting, legal, tax, information technology and other expenses. For the three months ended September 30, 2012, and for the period from April 30, 2012 (inception) to September 30, 2012, LinnCo incurred total general and administrative expenses of approximately $351,000 and

$506,000, respectively. Because all general and administrative expenses are actually paid by LINN on LinnCo’s behalf, no cash is disbursed by LinnCo.

Income Tax (Expense) Benefit

Income tax benefit of approximately $4 million and income tax expense of approximately $7 million, respectively, for the three months and nine months ended September 30, 2013, is based on LinnCo’s net income (loss) for the periods, primarily associated with equity income (loss) from its investment in LINN.

Period from April 30, 2012 (inception) to December 31, 2012

Equity Income from Investment in LINN

LinnCo’s results of operations primarily consist of its share of earnings of LINN attributed to the LINN units that LinnCo owns. At December 31, 2012, LinnCo owned approximately 15% of LINN’s outstanding units. The percentage ownership of LINN could change over time due to LinnCo’s ownership of additional units or other issuances or repurchases of units by LINN. LinnCo uses the equity method of accounting for its investment in LINN and record earnings (losses) as described below.

Following is summarized statement of operations information for LINN:

October 17, 2012 To December 31, 2012
(in thousands)
Revenues and other	$604,701
Expenses	(578,170)
Other income and (expenses)	(85,464)
Income tax benefit	1,697

Net loss	$(57,236)

General and Administrative Expenses

LinnCo’s general and administrative expenses are associated with managing the business and affairs of LinnCo. For the period from April 30, 2012 (inception) to December 31, 2012, LinnCo incurred total general and administrative expenses of approximately $1 million, all of which were paid by LINN on LinnCo’s behalf. These expenses included approximately $772,000 related to services provided by LINN necessary for the conduct of LinnCo’s business, such as accounting, legal, tax, information technology and other expenses. The remaining expenses were primarily related to professional services rendered by third parties. Because all general and administrative expenses reported by LinnCo on its statement of operations were actually paid by LINN on LinnCo’s behalf, no cash was disbursed by LinnCo.

Income Tax Expense

Income tax expense of approximately $13 million for the period from April 30, 2012 (inception) to December 31, 2012, is based on LinnCo’s net income for the period, primarily associated with its equity income from its investment in LINN.

Liquidity and Capital Resources

LinnCo’s authorized capital structure consists of two classes of interests: (1) shares with limited voting rights, which were issued in the IPO and (2) voting shares, 100% of which are held by LINN. At both September 30, 2013 and December 31, 2012, LinnCo’s issued capitalization consisted of $1.2 billion in common shares and $1,000 contributed by LINN in connection with LinnCo’s formation and in exchange for its voting share. Additional classes of equity interests may be created upon approval by the LinnCo board of directors and the holders of a majority of the outstanding shares and voting shares, voting as separate classes.

LINN has agreed to provide to LinnCo, or to pay on LinnCo’s behalf, any legal, accounting, tax advisory, financial advisory and engineering fees, printing costs or other administrative and out-of-pocket expenses incurred by LinnCo, along with any other expenses incurred in connection with any public offering of LinnCo shares or incurred as a result of being a publicly traded entity. These expenses include costs associated with annual, quarterly and other reports to holders of LinnCo shares, tax return and Form 1099 preparation and distribution, NASDAQ listing fees, printing costs, independent auditor fees and expenses, legal counsel fees and expenses, limited liability company governance and compliance expenses and registrar and transfer agent fees.

LinnCo expects neither to generate nor to require significant cash in its ongoing business. Any cash received from the sale of additional shares will be immediately used to purchase additional LINN units. Accordingly, LinnCo does not anticipate any other sources or needs for additional liquidity.

On October 17, 2012, LinnCo closed its IPO, and used all of the net proceeds, after deducting the underwriting discount and structuring fee, to purchase 34,787,500 units from LINN which equal the number of LinnCo common shares issued and sold. LinnCo’s limited liability agreement requires it to maintain a one-to-one ratio between the number of LinnCo common shares outstanding and the number of LINN units it owns. When LINN makes distributions on its units, LinnCo pays a dividend on its common shares equal to the amount of cash LinnCo receives in respect of its LINN units, net of reserves for income taxes payable by LinnCo.

Distributions and Dividends

Within five (5) business days after receiving a cash distribution related to its interest in LINN units, LinnCo is required to pay the cash received, net of its tax reserve, if any, as dividends to its shareholders. The following provides a summary of dividends paid by LinnCo through October 25, 2013 and the year ended December 31, 2012:

Date Paid	Dividends Per Share		Total Dividends
			(in millions)
October 2013	$0.2416	(1)(2)	$8
September 2013	$0.2416	(1)(3)	$8
August 2013	$0.2416	(1)(3)	$8
July 2013	$0.2416	(1)(3)	$8
May 2013	$0.725		$25
February 2013	$0.71	(4)	$25
November 2012	$0.71	(4)	$25

(1)

In April 2013, LINN’s and LinnCo’s boards of directors approved a change in the distribution and dividend policies that provides a distribution and dividend with respect to any quarter may be made, at the discretion of the boards of directors, (i) within 45 days following the end of each quarter or (ii) in three equal installments within 15, 45 and 75 days following the end of each quarter. The first monthly distribution and dividend were paid by LINN and LinnCo in July 2013.

(2)	With respect to the third quarter 2013, LinnCo paid the first monthly dividend in the amount of $0.2416 per share in October 2013.
(3)

With respect to the second quarter 2013, LinnCo paid the first monthly dividend in the amount of $0.2416 per share in July 2013, the second monthly dividend in the amount of $0.2416 per share in August 2013 and the third monthly dividend in the amount of $0.2416 per share in September 2013.

(4)	This amount is net of the tax reserve of $0.015 per common share.

On July 1, 2013, LINN’s board of directors declared a cash distribution of $0.725 per unit with respect to the second quarter of 2013, to be paid in three monthly installments of $0.2416 per unit. The first monthly distribution attributable to LinnCo’s interest in LINN, totaling approximately $8 million, was paid to LinnCo on July 15, 2013.

On July 1, 2013, LinnCo’s board of directors declared a cash dividend of $0.725 per common share with respect to the second quarter of 2013, to be paid in three monthly installments of $0.2416 per common share.

LinnCo management determined that no income tax reserve was required to be deducted from the cash dividend declared on July 1, 2013. The first monthly dividend, totaling approximately $8 million, was paid by LinnCo on July 16, 2013, to shareholders of record as of the close of business on July 10, 2013. The second monthly dividend, totaling approximately $8 million, was paid by LinnCo on August 15, 2013, to shareholders of record as of the close of business on August 12, 2013. The third monthly dividend, totaling approximately $8 million, was paid by LinnCo on September 16, 2013, to shareholders of record as of the close of business on September 10, 2013.

On October 1, 2013, LinnCo’s board of directors declared a cash dividend of $0.725 per common share with respect to the third quarter of 2013, to be paid in three equal monthly installments of $0.2416 per common share pending receipt of the applicable cash distribution from LINN. LinnCo management has determined that no income tax reserve is required to be deducted from the cash dividend declared on October 1, 2013. The first monthly dividend with respect to the third quarter of 2013, totaling approximately $8 million, was paid by LinnCo on October 18, 2013, to shareholders of record as of the close of business on October 11, 2013.

Contingencies

On March 21, 2013, a purported stockholder class action captioned Nancy P. Assad Trust v. Berry Petroleum Co., et al. was filed in the District Court for the City and County of Denver, Colorado, No. 13-CV-31365. The action names as defendants Berry, the members of its board of directors, HoldCo, Bacchus Merger Sub, LinnCo, LINN, and LinnCo Merger Sub. On April 5, 2013, an amended complaint was filed, which alleges that the individual defendants breached their fiduciary duties in connection with the transactions by engaging in an unfair sales process that resulted in an unfair price for Berry, by failing to disclose all material information regarding the transactions, and that the entity defendants aided and abetted those breaches of fiduciary duty. The amended complaint seeks a declaration that the transactions are unlawful and unenforceable, an order directing the individual defendants to comply with their fiduciary duties, an injunction against consummation of the transactions, or, in the event they are completed, rescission of the transactions, an award of fees and costs, including attorneys’ and experts’ fees and expenses, and other relief. On May 21, 2013, the Colorado District Court stayed and administratively closed the Nancy P. Assad Trust action in favor of the Hall action described below that is pending in the Delaware Court of Chancery.

On April 12, 2013, a purported stockholder class action captioned David Hall v. Berry Petroleum Co., et al. was filed in the Delaware Court of Chancery, C.A. No. 8476-VCG. The complaint names as defendants Berry, the members of its board of directors, HoldCo, Bacchus Merger Sub, LinnCo, LINN and LinnCo Merger Sub. The complaint alleges that the individual defendants breached their fiduciary duties in connection with the transactions by engaging in an unfair sales process that resulted in an unfair price for Berry, by failing to disclose all material information regarding the transactions, and that the entity defendants aided and abetted those breaches of fiduciary duty. The complaint seeks a declaration that the transactions are unlawful and unenforceable, an order directing the individual defendants to comply with their fiduciary duties, an injunction against consummation of the transactions, or, in the event they are completed, rescission of the transactions, an award of fees and costs, including attorneys’ and experts’ fees and expenses, and other relief. LINN and LinnCo are unable to estimate a possible loss, or range of possible loss, if any, at this time.

The Texas Federal Actions, as previously defined, each assert claims under Sections 10(b) and 20(a) of the Exchange Act based on allegations that LINN made false or misleading statements relating to its hedging strategy, the cash flow available for distribution to unitholders, and LINN’s production. The Gentry Action asserts additional claims under Sections 11 and 15 of the Securities Act based on alleged misstatements relating to these issues in the prospectus and registration statement for LinnCo’s IPO. The cases are in their preliminary stages and it is possible that additional similar actions could be filed. As a result, LINN and LinnCo are unable to estimate a possible loss, or range of possible loss, if any.

The Donio Action, as previously defined, and the Cottrell Action, as previously defined, assert claims under Sections 10(b) and 20(a) of the Exchange Act based on allegations that LINN made false or misleading statements relating to its hedging strategy, the cash flow available for distribution to unitholders, and LINN’s production. The Luciano Action, as previously defined, and the Feldman Action, as previously defined, assert claims under Sections 11 and 15 of the Securities Act based on alleged misstatements relating to these issues in the prospectus and registration statement for LinnCo’s IPO. The cases are in their preliminary stages and it is possible that additional similar actions could be filed. As a result, LINN and LinnCo are unable to estimate a possible loss, or range of possible loss, if any.

The Texas Derivative Actions, as previously defined, assert derivative claims on behalf of LINN against the individual defendants for alleged breaches of fiduciary duty, waste of corporate assets, mismanagement, abuse of control, and unjust enrichment based on factual allegations similar to those in the Texas Federal Actions, as previously defined, and the New York Federal Actions, as previously defined. The cases are in their preliminary stages and it is possible that additional similar actions could be filed in the District Court of Harris County, Texas, or in other jurisdictions. As a result, LINN is unable to estimate a possible loss, or range of possible loss, if any.

Critical Accounting Policies and Estimates

The discussion and analysis of LinnCo’s financial condition and results of operations is based upon the financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management of LinnCo to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amount of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of expenses. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates. Any changes in estimates resulting from continuous changes in the economic environment will be reflected in the financial statements in future periods.

Accounting for Investment in LINN

LinnCo uses the equity method of accounting related to its ownership interest in LINN’s net income (losses). LinnCo records its share of LINN’s net income (losses) in the period in which it is earned. At September 30, 2013 and December 31, 2012, LinnCo owned approximately 15% of LINN’s outstanding units. LinnCo’s ownership percentage could change as LINN issues or repurchases additional units. Changes in LinnCo’s ownership percentage affect its net income (losses).

The initial carrying amount of LinnCo’s investment in LINN exceeded LinnCo’s ownership interest in LINN’s underlying net assets by approximately $516 million. The difference was attributable to proved and unproved oil and natural gas properties, senior notes and equity method goodwill. These amounts are included in “investment in Linn Energy, LLC” on the balance sheet and are amortized over the lives of the related assets and liabilities. Such amortization is included in the equity income from LinnCo’s investment in LINN. Equity method goodwill is not amortized; however, the investment is reviewed for impairment. Impairment testing is performed when events or circumstances warrant such testing and considers whether there is an inability to recover the carrying value of an investment that is other than temporary. As of September 30, 2013 and December 31, 2012, no impairment had occurred with respect to LinnCo’s investment in LINN.

Income Taxes

LinnCo is a limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes. Deferred income tax assets and liabilities are recognized for temporary differences between the basis of LinnCo’s assets and liabilities for financial and tax reporting purposes. At September 30, 2013 and December 31, 2012, the majority of LinnCo’s temporary difference and associated deferred tax expense resulted from its investment in LINN.

MANAGEMENT

LINN owns LinnCo’s sole voting share and is entitled to elect LinnCo’s entire board of directors.

All of LinnCo’s officers are also officers of LINN. Four of the directors of LINN serve on the LinnCo board of directors. As of the date of this joint proxy statement/prospectus, the LinnCo board of directors consists of Mark E. Ellis, George A. Alcorn, Terrence S. Jacobs, Michael C. Linn, Joseph P. McCoy and Linda M. Stephens. LinnCo’s common shareholders are able to indirectly vote on matters on which LINN unitholders are entitled to vote. LinnCo’s shareholders are not entitled to vote to elect LinnCo’s directors. Under the NASDAQ’s listing rules, LinnCo is considered a “controlled company” such that its board of directors is exempt from the requirement that it have a majority of independent directors meeting the NASDAQ’s independence standards. In addition, because it relies on the “controlled company” exemption, LinnCo does not have a compensation committee or a nominating and corporate governance committee. LinnCo is, however, required to have an audit committee of the board of directors composed entirely of independent directors. The LinnCo board of directors is composed of six directors, including four independent directors constituting the LinnCo audit committee.

The following table sets forth specific information for LinnCo’s executive officers and directors. All of LinnCo’s directors are elected annually by, and may be removed by, LINN as the owner of LinnCo’s sole voting share. Executive officers are appointed for one-year terms.

Name	Age	Position with LinnCo	Position with LINN
Mark E. Ellis	57	Chairman, President and Chief Executive Officer; Director	Chairman, President and Chief Executive Officer; Director

Kolja Rockov	42	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer

Arden L. Walker, Jr.	53	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer

David B. Rottino	47	Senior Vice President and Chief Accounting Officer	Senior Vice President of Finance, Business Development and Chief Accounting Officer

George A. Alcorn	81	Independent Director	Independent Director

Michael C. Linn	61	Director	Founder and Director

Joseph P. McCoy	62	Independent Director	Independent Director

Terrence S. Jacobs	70	Independent Director	Not applicable

Linda M. Stephens	64	Independent Director	Not applicable

Mark E. Ellis is LinnCo’s Chairman, President and Chief Executive Officer and has served in such capacity since April 2012. Mr. Ellis was appointed to the LinnCo board of directors in April 2012. He is also LINN’s Chairman, President and Chief Executive Officer and has served in such capacity since December 2011. He previously served as President, Chief Executive Officer and Director from January 2010 to December 2011 and from December 2007 to January 2010, Mr. Ellis served as President and Chief Operating Officer of LINN. Mr. Ellis is a member of the Society of Petroleum Engineers and the National Petroleum Council. Mr. Ellis serves on the boards of America’s Natural Gas Alliance, American Exploration & Production Council, Industry Board of Petroleum Engineering at Texas A&M University, the Visiting Committee of Petroleum Engineering at the Colorado School of Mines, Houston Museum of Natural Science and The Center for the Performing Arts at The Woodlands. In addition, he is Chairman of the Board for The Center for Hearing and Speech, and holds a position as trustee on the Texas A&M University 12th Man Foundation Board of Trustees.

Kolja Rockov is an Executive Vice President and Chief Financial Officer of LinnCo and has served in such capacity since April 2012. Mr. Rockov is also an Executive Vice President and the Chief Financial Officer of LINN and has served in such capacity since March 2005. Mr. Rockov has more than 15 years of experience in the oil and natural gas finance industry. From October 2004 until he joined LINN in March 2005, Mr. Rockov served as a Managing Director in the Energy Group at RBC Capital Markets, where he was primarily responsible for investment banking coverage of the U.S. exploration and production sector. Mr. Rockov is the founding chairman of a philanthropic organization benefitting Texas Children’s Cancer Center in Houston, which has raised more than $1 million since 2009.

Arden L. Walker, Jr. is an Executive Vice President of LinnCo and has served in such capacity since April 2012. Mr. Walker is also an Executive Vice President and the Chief Operating Officer of LINN and has served in such capacity since January 2011. From January 2010 to January 2011, Mr. Walker served as Senior Vice President and Chief Operating Officer of LINN. Mr. Walker joined LINN in February 2007 as Senior Vice President, Operations and Chief Engineer. Mr. Walker is a member of the Society of Petroleum Engineers and Independent Petroleum Association of America. He also serves on the boards of the Sam Houston Area Council of the Boy Scouts of America and Theatre Under The Stars.

David B. Rottino is a Senior Vice President and the Chief Accounting Officer of LinnCo and has served in that position since April 2012. He is also the Senior Vice President of Finance, Business Development and Chief Accounting Officer of LINN and has served in that position since July 2010. From June 2008 to July 2010, Mr. Rottino served as the Senior Vice President and Chief Accounting Officer of LINN. Prior to joining LINN, Mr. Rottino served as Vice President and E&P Controller for El Paso Corporation from June 2006 to May 2008. Mr. Rottino is a Certified Public Accountant. In addition, he currently serves on the Board of Camp for All.

George A. Alcorn was appointed to the LinnCo board of directors in April 2012. Mr. Alcorn is an independent director. Mr. Alcorn also serves on the LINN board of directors, to which he was appointed in January 2006, and is Chairman of the LINN Nominating and Governance Committee and serves on the LINN Audit Committee. Mr. Alcorn serves as President of Alcorn Exploration, Inc., a private exploration and production company. Mr. Alcorn is also a member of the board of directors of EOG Resources, Inc. He is a past chairman of the Independent Petroleum Association of America (IPAA) and a founding member and past chairman of the Natural Gas Council.

Michael C. Linn was appointed to the LinnCo board of directors in April 2012. He is also the Founder of LINN and has served as a Director of LINN since December 2011. Prior to that, he was Executive Chairman of the LINN board of directors since January 2010. He served as Chairman and Chief Executive Officer of LINN from December 2007 to January 2010; Chairman, President and Chief Executive Officer of LINN from June 2006 to December 2007; and President, Chief Executive Officer and Director of LINN from March 2003 to June 2006. Mr. Linn also serves on the Board of Directors and is Chairman of the Risk Committee for Nabors Industries, Ltd, Board of Directors for Black Stone Minerals and is a Senior Advisor for Quantum Energy Partners, LLC. Mr. Linn currently serves on: National Petroleum Council; IPAA—Chairman of Political Action Committee; Texas Representative for the Legal and Regulatory Affairs Committee of the Interstate Oil and Gas Compact Commission. He previously served on the following: IPAA—Chairman—Board of Directors; Natural Gas Supply Association—Director; National Gas Council – Chairman and Director; Independent Oil and Gas Associations of New York, Pennsylvania and West Virginia – Chairman and President of each. He was recently named as the 2011 IPAA Chief Roughneck of the Year, inducted into the All American Wildcatters, and received The Woodrow Wilson Award for Public Service.

Joseph P. McCoy was appointed to the LinnCo board of directors in April 2012. Mr. McCoy is an independent director and will serve as Chairman of the LinnCo Audit Committee. Mr. McCoy also serves on the LINN board of directors, to which he was appointed in September 2007, and is Chairman of the LINN Audit Committee. Mr. McCoy served as Senior Vice President and Chief Financial Officer of Burlington Resources Inc. from 2005 until 2006 and Vice President and Controller (Chief Accounting Officer) of Burlington Resources

Inc. from 2001 until 2005. Prior to joining Burlington Resources, Mr. McCoy spent 27 years with Atlantic Richfield and affiliates in a variety of financial positions. Mr. McCoy has served on the Boards of Directors of Global Geophysical Services, Inc. and Scientific Drilling International since 2011 and served as a member of the board of directors of Rancher Energy, Inc. and BPI Energy Corp. from 2007 to 2009. Since 2006, other than his service on LinnCo’s board of directors and the other boards identified above, Mr. McCoy has been retired.

Terrence S. Jacobs was appointed to the LinnCo board of directors in May 2012. Mr. Jacobs is an independent director and serves on the LinnCo Audit Committee and the LinnCo Conflicts Committee. Prior to his resignation in October 2012, Mr. Jacobs served on the LINN board of directors since January 2006. Since 1995, Mr. Jacobs has served as President and CEO of Penneco Oil Company, which provides ongoing leasing, marketing, exploration and drilling operations for natural gas and crude oil in Pennsylvania, West Virginia and Wyoming. Mr. Jacobs currently serves on the boards of directors of Penneco Oil Company and affiliates, CMS Mid-Atlantic, Inc., the Pennsylvania Independent Oil and Gas Association and Duquesne University. Mr. Jacobs served as President of the Independent Oil and Gas Association of Pennsylvania from 1999 to 2001 and from 2003 to 2005 and has served as a director of the IPAA for the states of Delaware, Maryland, Pennsylvania and New York—West from 2000-2006. He is a member of the National Petroleum Council, and he is presently serving as Chairman of the Tax Committee of the IPAA. Mr. Jacobs is a Certified Public Accountant in Pennsylvania.

Linda M. Stephens was appointed to the LinnCo board of directors in February 2013. She is an independent director and serves on the LinnCo Conflicts Committee. From August 1989 to April 2009, Ms. Stephens held various positions with Royal Bank of Canada/RBC Capital Markets culminating with her position as Managing Director, Head U.S. Energy, Corporate Banking. Since 2009, Ms. Stephens has been retired.
Director Independence

Under NASDAQ’s listing rules, LinnCo is considered a “controlled company” such that LinnCo’s board of directors is exempt from the requirement that it have a majority of independent directors meeting the NASDAQ’s independence standards. LinnCo is, however, required to have an audit committee of the board of directors composed entirely of independent directors. The LinnCo Audit Committee is currently comprised of four directors: Mr. McCoy (Chairman), Mr. Alcorn, Mr. Jacobs and Ms. Stephens. Each member of the LinnCo Audit Committee is “independent” as defined by the NASDAQ listing standards and applicable SEC rules.

Corporate Governance

Governance Guidelines and Codes of Ethics

LinnCo’s board of directors has adopted Corporate Governance Guidelines to assist it in the exercise of its responsibility to provide effective governance over LinnCo’s affairs for the benefit of its shareholders. In addition, LinnCo has adopted a Code of Business Conduct and Ethics, which sets forth legal and ethical standards of conduct for all LinnCo employees, as well as LinnCo’s directors. LinnCo has also adopted a separate code of ethics which applies to its Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Controller. All of these documents are available on LinnCo’s website, www.linnco.com, and will be provided free of charge to any shareholder requesting a copy by writing to LinnCo’s Corporate Secretary, LinnCo, LLC, 600 Travis, Suite 5100, Houston, Texas 77002. If any substantive amendments are made to the Code of Ethics for LinnCo’s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Controller or if LinnCo grants any waiver, including any implicit waiver, from a provision of such code, LinnCo will disclose the nature of such amendment or waiver within four business days on its website. The information on LinnCo’s website is not, and shall not be deemed to be, a part of this joint proxy statement/prospectus.

Audit Committee

LinnCo’s board of directors has a standing audit committee. The LinnCo Audit Committee assists LinnCo’s board of directors in its general oversight of its financial reporting, internal controls and audit functions, and is directly responsible for the appointment, retention, compensation and oversight of the work of LinnCo’s independent public accountant. During 2012, the LinnCo Audit Committee held three meetings. The LinnCo Audit Committee is currently comprised of four directors: Mr. McCoy (Chairman), Mr. Alcorn, Mr. Jacobs and Ms. Stephens. Each member of the LinnCo Audit Committee is “independent” as defined by the NASDAQ listing standards and applicable SEC rules, and is financially literate. Mr. McCoy has been designated the “audit committee financial expert.” Shareholders should understand that this designation is a disclosure requirement of the SEC related to Mr. McCoy’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. McCoy any duties, obligations or liability that are greater than are generally imposed on him as a member of the LinnCo Audit Committee and the LinnCo board of directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the LinnCo Audit Committee or the LinnCo board of directors.

LinnCo’s Audit Committee also annually reviews related party transactions and other specific matters that LinnCo’s board of directors believes may involve conflicts of interest. The LinnCo Audit Committee determines if the related party transaction or resolution of the conflict of interest is in the best interest of LinnCo. In accordance with LinnCo’s limited liability company agreement, any conflict of interest matters approved by the LinnCo Audit Committee will be conclusively deemed to be fair and reasonable to LinnCo and approved by all of its shareholders.

The LinnCo board of directors has adopted a written charter for the LinnCo Audit Committee, which sets forth the LinnCo Audit Committee’s purposes, responsibilities and authority. The LinnCo Audit Committee reviews and assesses on an annual basis the adequacy of its charter and recommends any proposed modifications. This committee charter is available on LinnCo’s website at www.linnco.com. You may also contact Candice Wells, LinnCo’s Corporate Secretary at LinnCo, LLC, 600 Travis, Suite 5100, Houston, Texas 77002, to request a paper copy free of charge.

LinnCo’s Executive Compensation

LinnCo’s executive officers and employees are also executive officers of, or employed directly by, LINN. LINN makes compensation decisions for, and pays compensation directly to, such individuals, and they do not receive additional compensation from LinnCo. As such, LinnCo has not paid or accrued any obligations with respect to compensation or benefits for its executive officers or employees. LinnCo does not expect to pay any salaries, bonuses or equity awards to such executive officers or employees.

For information about LINN’s executive officers, see “Additional Information About Linn Energy, LLC—Management.”

LinnCo’s Director Compensation

Officers or employees of LINN who also serve as LinnCo’s directors do not receive additional compensation. Each independent director of LinnCo receives an annual retainer of $15,000 for services as a director of LinnCo. The LinnCo Audit Committee chair receives an additional $5,000 retainer. In addition, each independent director is reimbursed for out-of-pocket expenses in connection with attending meetings of the LinnCo board of directors or committees thereof. Each director is indemnified by LinnCo for actions associated with being a director to the full extent provided under LinnCo’s limited liability company agreement.

2012 Director Summary Compensation Table

The table below summarizes the compensation LinnCo paid to its non-employee directors for the fiscal year ended December 31, 2012.

Name	Fees Earned or Paid in Cash ($) (1)
George A. Alcorn	$13,000
David D. Dunlap (2)	$13,000
Terrence S. Jacobs	$13,000
Michael C. Linn	$10,000
Joseph P. McCoy	$18,000
Linda M. Stephens (3)	N/A
Jeffrey C. Swoveland (2)	$13,000

(1)	Retainers included in such amounts reflect a partial year of service by each of the directors.
(2)	Resigned from LinnCo board of directors in February 2013.
(3)	Appointed to LinnCo board of directors in February 2013.

ADDITIONAL INFORMATION ABOUT LINN ENERGY, LLC

BUSINESS

Overview

LINN’s mission is to acquire, develop and maximize cash flow from a growing portfolio of long-life oil and natural gas assets. LINN is an independent oil and natural gas company that began operations in March 2003 and completed its IPO in January 2006. LINN’s properties are located in the United States, in the Mid-Continent, the Hugoton Basin, the Green River Basin, the Permian Basin, Michigan/Illinois, the Williston/Powder River Basin, California and east Texas.

Proved reserves at December 31, 2012, were 4,796 Bcfe, of which approximately 24% were oil, 54% were natural gas and 22% were NGLs. Approximately 65% were classified as proved developed, with a total standardized measure of discounted future net cash flows of $6.1 billion. At December 31, 2012, LINN operated 11,048 or 70% of its 15,804 gross productive wells and had an average proved reserve-life index of approximately 16 years, based on the December 31, 2012, reserve report and fourth quarter 2012 annualized production.

Strategy

LINN’s primary goal is to provide stability and growth of distributions for the long-term benefit of its unitholders. The following is a summary of the key elements of LINN’s business strategy:

•	grow through acquisition of long-life, high quality properties;

•	efficiently operate and develop acquired properties; and

•	reduce cash flow volatility through hedging.

LINN’s business strategy is discussed in more detail below.

Grow Through Acquisition of Long-Life, High Quality Properties

LINN’s acquisition program targets oil and natural gas properties that it believes will be financially accretive and offer stable, long-life, high quality production with relatively predictable decline curves, as well as lower-risk development opportunities. LINN evaluates acquisitions based on rate of return, field cash flow, operational efficiency, reserve life, development costs and decline profile. As part of this strategy, LINN continually seeks to optimize its asset portfolio, which may include the divestiture of noncore assets. This allows LINN to redeploy capital into projects to develop lower-risk, long-life and low-decline properties that are better suited to its business strategy.

Since January 1, 2007, excluding three acquisitions of Appalachian Basin properties sold in July 2008, LINN has completed 40 acquisitions of working and royalty interests in oil and natural gas properties and related gathering and pipeline assets. Total acquired proved reserves at the date of acquisition were approximately 4.5 Tcfe with acquisition costs of approximately $2.01 per Mcfe. Estimates of proved reserves at the date of acquisition were primarily prepared by the independent engineering firm, D&M. LINN finances acquisitions with a combination of funds from equity and debt offerings, bank borrowings and net cash provided by operating activities. See Note 2 to LINN’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus for additional details about LINN’s acquisitions.

Efficiently Operate and Develop Acquired Properties

LINN has centralized the operation of its acquired properties into defined operating regions to minimize operating costs and maximize production and capital efficiency. LINN maintains a large inventory of drilling and optimization projects within each region to achieve organic growth from its capital development program. LINN generally seeks to be the operator of its properties so that it can develop drilling programs and optimization projects that not only replace production, but add value through reserve and production growth and future operational synergies. The development program is focused on lower-risk, repeatable drilling opportunities to maintain and/or grow net cash provided by operating activities. Many of the wells are completed in multiple producing zones with commingled production and long economic lives. In addition, LINN seeks to deliver attractive financial returns by leveraging its experienced workforce and scalable infrastructure. For 2013, LINN estimates its total capital expenditures, excluding acquisitions, will be approximately $1.15 billion, including $1 billion related to its oil and natural gas capital program and $67 million related to its plant and pipeline capital. This estimate is under continuous review and is subject to ongoing adjustments. LINN expects to fund these capital expenditures primarily with net cash provided by operating activities and borrowings under its Amended Credit Facility.

Reduce Cash Flow Volatility Through Hedging

An important part of LINN’s business strategy includes hedging a significant portion of its forecasted production to reduce exposure to fluctuations in the prices of oil and natural gas and provide long-term cash flow predictability to manage its business, service debt and pay distributions. The current direct NGL hedging market is constrained in terms of price, volume, duration and number of counterparties, which limits LINN’s ability to effectively hedge its NGL production. As a result, currently, LINN directly hedges only its oil and natural gas production. By removing a significant portion of the price volatility associated with future production, LINN expects to mitigate, but not eliminate, the potential effects of variability in net cash provided by operating activities due to fluctuations in commodity prices.

LINN enters into commodity hedging transactions primarily in the form of (i) swap contracts that are designed to provide a fixed price and (ii) from time to time, put options that are designed to provide a fixed price floor with the opportunity for upside. LINN enters into these transactions with respect to a portion of its projected production to provide an economic hedge of the risk related to the future commodity prices received. LINN does not enter into derivative contracts for trading purposes. There have been no significant changes to LINN’s objectives, general strategies or instruments used to manage LINN’s commodity price risk exposures from the year ended December 31, 2012.

LINN maintains a substantial portion of its hedges in the form of swap contracts. From time to time, LINN has chosen to purchase put option contracts primarily in connection with acquisition activity to hedge volumes in excess of those already hedged with swap contracts. Put options require the payment of a premium, which LINN pays in cash at the time of execution and no additional amounts are payable in the future under the contracts. The appropriate level of production to be hedged is an ongoing consideration and is based on a variety of factors, including current and future expected commodity market prices, cost and availability of put option contracts, the level of acquisition activity and LINN’s overall risk profile, including leverage and size and scale considerations. As a result, the appropriate percentage of production volumes to be hedged may change over time. To date in 2013, LINN has not purchased any put options.

In certain historical periods, LINN paid an incremental premium to increase the fixed price floors on existing put options because LINN typically hedges multiple years in advance and in some cases commodity prices had increased significantly beyond the initial hedge prices. As a result, LINN determined that the existing put option strike prices did not provide reasonable downside protection in the context of the current market.

For additional details about LINN’s commodity derivatives, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Quantitative and Qualitative Disclosures About Market Risk.” See also Note 7 and Note 8 to LINN’s unaudited condensed consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

Recent Developments

LinnCo IPO

On October 17, 2012, LinnCo, completed its IPO of 34,787,500 common shares representing limited liability company interests for net proceeds of approximately $1.2 billion. The net proceeds LinnCo received from the offering were used to acquire 34,787,500 LINN units which are equal to the number of LinnCo common shares sold in the offering. LINN used the proceeds from the sale of the units to LinnCo to pay the expenses of the offering and repay a portion of the outstanding indebtedness under the Credit Facility.

SEC Inquiry

As disclosed on July 1, 2013, LINN and LinnCo have been notified by the staff of the SEC that its Fort Worth Regional Office has commenced an inquiry regarding LINN and LinnCo. The SEC staff is investigating whether any violations of federal securities laws have occurred. The SEC staff has requested the production of documents and communications that are potentially relevant to, among other things, LINN and LinnCo’s use of non-GAAP financial measures and disclosures related to LINN’s hedging strategy. The SEC staff has stated that the fact of the inquiry should not be construed as an indication that the SEC or its staff has a negative view of any entity, individual or security. Both LINN and LinnCo are cooperating fully with the SEC in this matter. Due to the pending SEC inquiry, the timing of closing of the merger with Berry is uncertain. LINN and LinnCo are unable to predict the timing or outcome of the SEC inquiry or estimate the nature or amount of any possible sanction the SEC could seek to impose, which could include a fine, penalty, or court or administrative order prohibiting specific conduct, or a potential restatement of LINN’s or LinnCo’s financial statements, any of which could be material. No provision for losses has been recorded for this exposure.

Acquisitions

On September 11, 2013, LINN entered into a definitive purchase and sale agreement to acquire oil and natural gas properties located in the Permian Basin for a contract price of approximately $525 million. LINN paid a deposit of approximately $53 million in September 2013, which is reported in “other noncurrent assets” on the condensed consolidated balance sheet at September 30, 2013. The acquisition closed on October 31, 2013. LINN financed the acquisition with proceeds from a committed term loan entered into on October 30, 2013 and borrowings under LINN’s Amended Credit Facility.

On July 31, 2012, LINN completed the acquisition of certain oil and natural gas properties in the Jonah Field located in the Green River Basin of southwest Wyoming from BP America Production Company (“BP”) for total consideration of approximately $990 million. The acquisition included approximately 806 Bcfe of proved reserves as of the acquisition date.

On May 1, 2012, LINN completed the acquisition of certain oil and gas properties located in east Texas for total consideration of approximately $168 million. The acquisition included approximately 110 Bcfe of proved reserves as of the acquisition date.

On April 3, 2012, LINN entered into a joint-venture agreement (“JV Agreement”) with an affiliate of Anadarko Petroleum Corporation (“Anadarko”) whereby LINN participates as a partner in the CO2 enhanced oil recovery development of the Salt Creek Field, located in the Powder River Basin of Wyoming. Anadarko assigned LINN 23% of its interest in the field in exchange for future funding by LINN of $400 million of Anadarko’s development costs. As of March 31, 2013, LINN has paid approximately $217 million towards the future funding commitment. The acquisition included approximately 16 MMBoe (96 Bcfe) of proved reserves as of the JV Agreement date.

On March 30, 2012, LINN completed the acquisition of certain oil and natural gas properties and the Jayhawk natural gas processing plant located in the Hugoton Basin in Kansas from BP for total consideration of approximately $1.16 billion. The acquisition included approximately 689 Bcfe of proved reserves as of the acquisition date.

During 2012, LINN completed other smaller acquisitions of oil and natural gas properties located in its various operating regions. LINN, in the aggregate, paid approximately $122 million in total consideration for these properties.

Proved reserves as of the acquisition date for all of the above referenced acquisitions were estimated using the average oil and natural gas prices during the preceding 12-month period, determined as an unweighted average of the first-day-of-the-month prices for each month. Estimates of proved reserves as of the acquisition date for all of the above referenced acquisitions as well as estimates of proved reserves at December 31, 2012 were prepared by the independent engineering firm, D&M.

LINN regularly engages in discussions with potential sellers regarding acquisition opportunities. Such acquisition efforts may involve its participation in auction processes, as well as situations in which LINN believes it is the only party or one of a very limited number of potential buyers in negotiations with the potential seller. These acquisition efforts can involve assets that, if acquired, would have a material effect on its financial condition and results of operations.

Divestiture — 2013

On May 31, 2013, LINN, through one of its wholly owned subsidiaries, together with LINN’s partners, Panther Energy, LLC and Red Willow Mid-Continent, LLC, completed the sale of its interests in certain oil and natural gas properties located in the Mid-Continent region to Midstates Petroleum Company, Inc. (the “Panther Properties”). Proceeds received for LINN’s portion of its interests in the properties were approximately $219 million, net of costs to sell of approximately $2 million. LINN used the net proceeds from the sale to repay borrowings under its Amended Credit Facility.

Distributions

On January 24, 2013, the LINN board of directors declared a cash distribution of $0.725 per unit, or $2.90 per unit on an annualized basis, with respect to the fourth quarter of 2012. The distribution, totaling approximately $170 million, was paid on February 14, 2013, to unitholders of record as of the close of business on February 7, 2013.

On April 23, 2013, the LINN board of directors declared a cash distribution of $0.725 per unit, or $2.90 per unit on an annualized basis, with respect to the first quarter of 2013. The distribution, totaling approximately $171 million, will be paid on May 15, 2013, to unitholders of record as of the close of business on May 8, 2013.

In April 2013, the LINN board of directors approved a change in its distribution policy that provides a distribution with respect to any quarter may be made, at the discretion of the board of directors, (i) within 45 days following the end of each quarter or (ii) in three equal installments within 15, 45 and 75 days following the end of each quarter.

On July 1, 2013, the LINN board of directors declared a cash distribution of $0.725 per unit with respect to the second quarter of 2013, to be paid in three equal monthly installments of $0.2416 per unit. The first monthly distribution, totaling approximately $57 million, was paid on July 15, 2013, to unitholders of record as of the close of business on July 10, 2013. The second monthly distribution, totaling approximately $57 million, was paid by LINN on August 14, 2013, to unitholders of record as of the close of business on August 12, 2013. The third monthly distribution, totaling approximately $57 million, was paid by LINN on September 13, 2013, to unitholders of record as of the close of business on September 10, 2013.

On October 1, 2013, the LINN board of directors declared a cash distribution of $0.725 per unit with respect to the third quarter of 2013, to be paid in three equal monthly installments of $0.2416 per unit. The first monthly distribution with respect to the third quarter of 2013, totaling approximately $57 million, was paid on October 17, 2013, to unitholders of record as of the close of business on October 11, 2013.

Financing and Liquidity

In April 2013, LINN entered into the Amended Credit Facility which provides for a revolving credit facility up to the lesser of: (i) the then-effective borrowing base and (ii) the maximum commitment amount of $4.0 billion. The borrowing base remained unchanged at $4.5 billion and does not include any assets to be acquired in the pending transaction with Berry. The maturity date is April 2018. The amended and restated agreement is substantially similar to the previous Credit Facility with revisions to permit the transactions related to the acquisition of Berry and to designate Berry as an unrestricted subsidiary under the agreement. In accordance with the provisions of the indenture related to the 2017 Senior Notes, in June 2013, LINN redeemed the remaining outstanding principal amount of $41 million. In accordance with the provisions of the indenture related to the 2018 Senior Notes, in July 2013, LINN redeemed the remaining outstanding principal amount of $14 million.

Operating Regions

LINN’s properties are located in eight operating regions in the U.S.:

•	Mid-Continent, which includes properties in Oklahoma, Louisiana and the eastern portion of the Texas Panhandle (including the Granite Wash and Cleveland horizontal plays);

•	Hugoton Basin, which includes properties located primarily in Kansas and the Shallow Texas Panhandle;

•	Green River Basin, which includes properties located in southwest Wyoming;

•	Permian Basin, which includes areas in west Texas and southeast New Mexico;

•	Michigan/Illinois, which includes the Antrim Shale formation in the northern part of Michigan and oil properties in southern Illinois;

•	Williston/Powder River Basin, which includes the Bakken formation in North Dakota and the Powder River Basin in Wyoming;

•	California, which includes the Brea Olinda Field of the Los Angeles Basin; and

•	East Texas, which includes properties located in east Texas.

Mid-Continent

The Mid-Continent region includes properties located in Oklahoma, Louisiana and the eastern portion of the Texas Panhandle (including the Granite Wash and Cleveland horizontal plays). Wells in this diverse region produce from both oil and natural gas reservoirs at depths ranging from 1,500 feet to over 18,000 feet. The Granite Wash formation and other shallower producing horizons are currently being developed using horizontal drilling and multi-stage stimulations. In the northern Texas Panhandle and extending into western Oklahoma, the Cleveland formation is being developed as a horizontal oil play. Elsewhere in Oklahoma, several producing formations are being targeted using similar horizontal drilling and completion technologies. The majority of wells in this region are mature, low-decline oil and natural gas wells.

Mid-Continent proved reserves represented approximately 34% of total proved reserves at December 31, 2012, of which 59% were classified as proved developed. This region produced 313 MMcfe/d or 48% of LINN’s 2012 average daily production. During 2012, LINN invested approximately $578 million to drill in this region. During 2013, LINN anticipates spending approximately 49% of its total oil and natural gas capital budget for development activities in the Mid-Continent region, primarily in the Granite Wash formation.

To more efficiently transport its natural gas in the Mid-Continent region to market, LINN owns and operates a network of natural gas gathering systems comprised of approximately 300 miles of pipeline and associated compression and metering facilities. In connection with the horizontal development activities in the Granite Wash formation, LINN continues to expand this gathering system which connects to numerous natural gas processing facilities in the region.

Hugoton Basin

The Hugoton Basin is a large oil and natural gas producing area located in the central portion of the Texas Panhandle extending into southwestern Kansas. LINN’s Texas properties in the basin primarily produce from the Brown Dolomite formation at depths of approximately 3,200 feet. LINN’s Kansas properties in the basin, acquired in March 2012, primarily produce from the Council Grove and Chase formations at depths ranging from 2,500 feet to 3,000 feet. Hugoton Basin proved reserves represented approximately 21% of total proved reserves at December 31, 2012, of which 85% were classified as proved developed. This region produced 120 MMcfe/d or 18% of LINN’s 2012 average daily production. During 2012, LINN invested approximately $11 million to drill in this region. During 2013, LINN anticipates spending approximately 3% of its total oil and natural gas capital budget for development activities in the Hugoton Basin region.

To more efficiently transport its natural gas in the Texas Panhandle to market, LINN owns and operates a network of natural gas gathering systems comprised of approximately 665 miles of pipeline and associated compression and metering facilities that connect to numerous sales outlets in the area. LINN also owns and operates the Jayhawk natural gas processing plant in southwestern Kansas with a capacity of approximately 450 MMcfe/d, allowing LINN to extract maximum value from the liquids-rich natural gas produced in the area. LINN’s production in the area is delivered to the plant via a system of approximately 2,100 miles of pipeline and related facilities operated by LINN, of which approximately 250 miles of pipeline are owned by LINN.

Green River Basin

The Green River Basin region consists of properties acquired in July 2012. These properties are located in southwest Wyoming and primarily produce natural gas at depths ranging from 8,000 feet to 12,000 feet. Green River Basin proved reserves represented approximately 21% of total proved reserves at December 31, 2012, of which 43% were classified as proved developed. This region produced 62 MMcfe/d or 9% of LINN’s 2012 average daily production. During 2012, LINN invested approximately $22 million to drill in this region. During 2013, LINN anticipates spending approximately 12% of its total oil and natural gas capital budget for development activities in the Green River Basin region.

Permian Basin

The Permian Basin is one of the largest and most prolific oil and natural gas basins in the U.S. LINN’s properties are located in west Texas and southeast New Mexico and produce at depths ranging from 2,000 feet to 12,000 feet. The Wolfberry trend is located in the north central portion of the basin where LINN has been actively drilling vertical oil wells since 2010. LINN also produces oil and natural gas from mature, low-decline wells including several waterflood properties located across the basin. Permian Basin proved reserves represented approximately 8% of total proved reserves at December 31, 2012, of which 56% were classified as proved developed. This region produced 83 MMcfe/d or 12% of LINN’s 2012 average daily production. During 2012, LINN invested approximately $240 million to drill in this region. During 2013, LINN anticipates spending approximately 20% of its total oil and natural gas capital budget for development activities in the Permian Basin region, primarily in the Wolfberry trend.

Michigan/Illinois

The Michigan/Illinois region includes properties producing from the Antrim Shale formation in the northern part of Michigan and oil properties in southern Illinois. These wells produce at depths ranging from 600 feet to 4,000 feet. Michigan/Illinois proved reserves represented approximately 6% of total proved reserves at December 31, 2012, of which 94% were classified as proved developed. This region produced 35 MMcfe/d or 5% of LINN’s 2012 average daily production. During 2013, LINN anticipates spending approximately 1% of its total oil and natural gas capital budget for development activities in the Michigan/Illinois region.

Williston/Powder River Basin

The Williston/Powder River Basin region includes the Bakken formation in North Dakota and the Powder River Basin in Wyoming. LINN’s nonoperated properties in the Williston Basin, one of the premier oil basins in the U.S., produce at depths ranging from 9,000 feet to 12,000 feet. LINN’s properties in the Powder River Basin, acquired in April 2012, consist of a CO2 flood operated by Anadarko in the Salt Creek Field. Williston/Powder River Basin proved reserves represented approximately 4% of total proved reserves at December 31, 2012, of which 66% were classified as proved developed. This region produced 29 MMcfe/d or 4% of LINN’s 2012 average daily production. During 2012, LINN invested approximately $124 million to drill in this region. During 2013, LINN anticipates spending approximately 12% of its total oil and natural gas capital budget for development activities in the Williston/Powder River Basin region.

California

The California region consists of the Brea Olinda Field of the Los Angeles Basin. The Brea Olinda Field was discovered in 1880 and produces from the shallow Pliocene formation to the deeper Miocene formation at depths ranging from 1,000 feet to 7,500 feet. California proved reserves represented approximately 4% of total proved reserves at December 31, 2012, of which 96% were classified as proved developed. This region produced 13 MMcfe/d or 2% of LINN’s 2012 average daily production. During 2012, LINN invested approximately $1 million to drill in this region. During 2013, LINN anticipates spending approximately 2% of its total oil and natural gas capital budget for development activities in the California region.

East Texas

The East Texas region consists of properties acquired in May 2012. These properties are located in east Texas and primarily produce natural gas from the Cotton Valley formation at depths of approximately 11,000 feet. Proved reserves for these mature, low-decline producing properties, all of which are proved developed, represented approximately 2% of total proved reserves at December 31, 2012. This region produced 16 MMcfe/d or 2% of LINN’s 2012 average daily production. During 2013, LINN anticipates spending approximately 1% of its total oil and natural gas capital budget for development activities in the East Texas region.

Drilling and Acreage

The following sets forth the wells drilled during the periods indicated (“gross” refers to the total wells in which LINN had a working interest and “net” refers to gross wells multiplied by LINN’s working interest):

	Year Ended December 31,
	2012	2011	2010
Gross wells:
Productive	436	292	138
Dry	4	2	1

	440	294	139

Net development wells:
Productive	223	186	116
Dry	2	2	1

	225	188	117

Net exploratory wells:
Productive	—	—	—
Dry	—	—	—

	—	—	—

The totals above do not include 8 lateral segments added to existing vertical wellbores in the Hugoton Basin region during the year ended December 31, 2010. There were no lateral segments added to existing vertical wellbores during the years ended December 31, 2012, or December 31, 2011. At December 31, 2012, LINN had 139 gross (53 net) wells in progress (two wells were temporarily suspended).

This information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled and the quantities or economic value of reserves found. Productive wells are those that produce commercial quantities of oil, natural gas or NGL, regardless of whether they generate a reasonable rate of return.

The following sets forth information about LINN’s drilling locations and net acres of leasehold interests as of December 31, 2012:

Total (1)
Proved undeveloped	2,504
Other locations	8,477

Total drilling locations	10,981

Leasehold interests – net acres (in thousands)	1,770

(1)	Does not include optimization projects.

As shown in the table above, as of December 31, 2012, LINN had 2,504 proved undeveloped drilling locations (specific drilling locations as to which the independent engineering firm, D&M, assigned proved undeveloped reserves as of such date) and LINN had identified 8,477 additional unproved drilling locations (specific drilling locations as to which D&M has not assigned any proved reserves) on acreage that LINN has under existing leases. As successful development wells frequently result in the reclassification of adjacent lease acreage from unproved to proved, LINN expects that a significant number of its unproved drilling locations will be reclassified as proved drilling locations prior to the actual drilling of these locations.

Productive Wells

The following sets forth information relating to the productive wells in which LINN owned a working interest as of December 31, 2012. Productive wells consist of producing wells and wells capable of production, including wells awaiting pipeline or other connections to commence deliveries. “Gross” wells refers to the total number of producing wells in which LINN has an interest, and “net” wells refers to the sum of its fractional working interests owned in gross wells. The number of wells below does not include approximately 2,590 productive wells in which LINN owns a royalty interest only.

	Natural Gas Wells		Oil Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
Operated (1)	6,929	5,925	4,119	3,825	11,048	9,750
Nonoperated (2)	2,273	564	2,483	381	4,756	945

	9,202	6,489	6,602	4,206	15,804	10,695

(1)	LINN had 12 operated wells with multiple completions at December 31, 2012.
(2)	LINN had no nonoperated wells with multiple completions at December 31, 2012.

Developed and Undeveloped Acreage

The following sets forth information relating to leasehold acreage as of December 31, 2012:

	Developed Acreage		Undeveloped Acreage		Total Acreage
	Gross	Net	Gross	Net	Gross	Net
	(in thousands)
Leasehold acreage	2,536	1,719	118	51	2,654	1,770

Production, Price and Cost History

LINN’s natural gas production is primarily sold under market sensitive contracts which are typically priced at a differential to the NYMEX price or the published natural gas index price for the producing area due to the natural gas quality and the proximity to major consuming markets. LINN’s natural gas production is sold to purchasers under percentage-of-proceeds contracts, percentage-of-index contracts or spot price contracts. Under percentage-of-proceeds contracts, LINN receives a percentage of the resale price received by the purchaser for sales of residual natural gas and NGL recovered after transportation and processing of natural gas. These purchasers sell the residual natural gas and NGL based primarily on spot market prices. Under percentage-of-index contracts, LINN receives a price for natural gas based on indexes published for the producing area. Although exact percentages vary daily, as of December 31, 2012, approximately 85% of LINN’s natural gas and NGL production was sold under short-term contracts at market-sensitive or spot prices. At December 31, 2012, LINN had natural gas throughput delivery commitments under long-term contracts of approximately 24 Bcf to be delivered by August 2015.

LINN’s oil production is primarily sold under market sensitive contracts, which typically sell at a differential to NYMEX, and as of December 31, 2012, approximately 90% of its oil production was sold under short-term contracts. At December 31, 2012, LINN had no delivery commitments for oil production.

LINN enters into derivative contracts primarily in the form of swap contracts and put options to reduce the impact of commodity price volatility on its net cash provided by operating activities. By removing a significant portion of the price volatility associated with future production, LINN expects to mitigate, but not eliminate, the potential effects of variability in net cash provided by operating activities due to fluctuations in commodity prices.

The following sets forth information regarding average daily production, average prices and average costs for each of the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2013	2012	2012	2011	2010
Average daily production:
Natural gas (MMcf/d)	458	409	443	318	349	175	137
Oil (MBbls/d)	32.4	30.8	31.4	28.4	29.2	21.5	13.1
NGL (MBbls/d)	28.4	31.4	28.0	23.2	24.5	10.8	8.3
Total (MMcfe/d)	823	782	800	628	671	369	265

Weighted average prices (unhedged): (1)
Natural gas (Mcf)	$3.53	$2.71	$3.67	$2.60	$2.87	$4.35	$4.24
Oil (Bbl)	$103.07	$87.22	$94.70	$90.33	$88.59	$91.24	$75.16
NGL (Bbl)	$31.35	$32.83	$30.54	$33.04	$32.10	$42.88	$39.14

Average NYMEX prices:
Natural gas (MMBtu)	$3.58	$2.80	$3.67	$2.59	$2.79	$4.05	$4.40
Oil (Bbl)	$105.82	$92.22	$98.14	$96.21	$94.20	$95.12	$79.53

Costs per Mcfe of production:
Lease operating expenses	$1.15	$1.28	$1.19	$1.36	$1.29	$1.73	$1.64
Transportation expenses	$0.47	$0.25	$0.42	$0.29	$0.31	$0.21	$0.20
General and administrative expenses (2)	$0.60	$0.63	$0.69	$0.75	$0.71	$0.99	$1.02
Depreciation, depletion and amortization	$2.76	$2.33	$2.77	$2.49	$2.47	$2.48	$2.46
Taxes, other than income taxes	$0.48	$0.53	$0.50	$0.54	$0.54	$0.58	$0.47

(1)	Does not include the effect of gains (losses) on derivatives.
(2)

General and administrative expenses for the three months ended September 30, 2013, and September 30, 2012 include approximately $8 million and $7 million, respectively, of noncash unit-based compensation expenses. General and administrative expenses for the nine months ended September 30, 2013, and September 30, 2012, include approximately $25 million and $20 million, respectively, of noncash unit-based compensation expenses. General and administrative expenses for the years ended December 31, 2012, December 31, 2011, and December 31, 2010, include approximately $28 million, $21 million and $13 million, respectively, of noncash unit-based compensation expenses.

Reserve Data

Proved Reserves

The following sets forth estimated proved oil, natural gas and NGL reserves and the standardized measure of discounted future net cash flows at December 31, 2012, based on reserve reports prepared by independent engineers, D&M:

Estimated proved developed reserves:
Natural gas (Bcf)	1,661
Oil (MMBbls)	131
NGL (MMBbls)	113
Total (Bcfe)	3,127

Estimated proved undeveloped reserves:
Natural gas (Bcf)	910
Oil (MMBbls)	60
NGL (MMBbls)	66
Total (Bcfe)	1,669

Estimated total proved reserves (Bcfe)	4,796
Proved developed reserves as a percentage of total proved reserves	65%
Standardized measure of discounted future net cash flows (in millions) (1)	$6,073

Representative NYMEX prices: (2)
Natural gas (MMBtu)	$2.76
Oil (Bbl)	$94.64

(1)	This measure is not intended to represent the market value of estimated reserves.
(2)

In accordance with SEC regulations, reserves were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, excluding escalations based upon future conditions. The average price used to estimate reserves is held constant over the life of the reserves.

During the year ended December 31, 2012, LINN’s PUDs increased to 1,669 Bcfe from 1,336 Bcfe at December 31, 2011, representing an increase of 333 Bcfe. The increase was primarily due to 415 Bcfe added as a result of LINN’s acquisitions in the Mid-Continent, Hugoton Basin, Williston/Powder River Basin, East Texas and Green River Basin regions and 588 Bcfe added as a result of its drilling activities, partially offset by 443 Bcfe of revisions and 227 Bcfe of PUDs developed during 2012.

During the year ended December 31, 2012, LINN incurred approximately $442 million in capital expenditures to convert 208 Bcfe of reserves classified as PUDs at December 31, 2011. Based on the December 31, 2012 reserve report, the amounts of capital expenditures estimated to be incurred in 2013, 2014 and 2015 to develop LINN’s PUDs are approximately $679 million, $688 million and $622 million, respectively. The amount and timing of these expenditures will depend on a number of factors, including actual drilling results, service costs and product prices. None of the 1,669 Bcfe of PUDs at December 31, 2012, has remained undeveloped for five years or more. All PUD properties are included in LINN’s current five-year development plan.

Reserve engineering is inherently a subjective process of estimating underground accumulations of oil, natural gas and NGL that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Accordingly, reserve estimates may vary from the quantities of oil, natural gas and NGL that are ultimately recovered. Future prices received for production may vary, perhaps significantly, from the prices assumed for the purposes of estimating the standardized measure of discounted future net cash flows. The standardized measure of discounted future net cash flows should not be construed as the market value of the reserves at the dates shown. The 10% discount factor required to be used under the provisions of applicable accounting standards may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with LINN or the oil and natural gas industry. The standardized measure of discounted future net cash flows is materially affected by assumptions about the timing of future production, which may prove to be inaccurate.

The reserve estimates reported herein were prepared by independent engineers, D&M. The process performed by the independent engineers to prepare reserve amounts included their estimation of reserve quantities, future producing rates, future net revenue and the present value of such future net revenue, is based in part on data provided by LINN. When preparing the reserve estimates, the independent engineering firm did not independently verify the accuracy and completeness of the information and data furnished by LINN with respect to ownership interests, production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of their work, something came to their attention that brought into question the validity or sufficiency of any such information or data, they did not rely on such information or data until they had satisfactorily resolved their questions relating thereto. The estimates of reserves conform to the guidelines of the SEC, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years. The independent engineering firm also prepared estimates with respect to reserve categorization, using the definitions for proved reserves set forth in Regulation S-X Rule 4-10(a) and subsequent SEC staff interpretations and guidance.

LINN’s internal control over the preparation of reserve estimates is a process designed to provide reasonable assurance regarding the reliability of LINN’s reserve estimates in accordance with SEC regulations. The preparation of reserve estimates was overseen by LINN’s Reservoir Engineering Advisor, who has Master of Petroleum Engineering and Master of Business Administration degrees and more than 25 years of oil and natural gas industry experience. The reserve estimates were reviewed and approved by LINN’s senior engineering staff and management, with final approval by its Executive Vice President and Chief Operating Officer. For additional information regarding estimates of reserves, including the standardized measure of discounted future net cash flows, see “Supplemental Oil and Natural Gas Data (Unaudited)” in LINN’s consolidated financial statements, included elsewhere in this joint proxy statement/prospectus. LINN has not filed reserve estimates with any federal authority or agency, with the exception of the SEC.

Operational Overview

General

LINN generally seeks to be the operator of its properties so that it can develop drilling programs and optimization projects that not only replace production, but add value through reserve and production growth and future operational synergies. Many of LINN’s wells are completed in multiple producing zones with commingled production and long economic lives.

Principal Customers

For the year ended December 31, 2012, sales of oil, natural gas and NGL to Enbridge Energy Partners, L.P. and DCP Midstream Partners, LP accounted for approximately 24% and 13%, respectively, of LINN’s total production volumes, or 37% in the aggregate. If LINN were to lose any one of its major oil and natural gas purchasers, the loss could temporarily cease or delay production and sale of its oil and natural gas in that particular purchaser’s service area. If LINN were to lose a purchaser, it believes it could identify a substitute purchaser. However, if one or more of these large purchasers ceased purchasing oil and natural gas altogether, it could have a detrimental effect on the oil and natural gas market in general and on the volume of oil and natural gas that LINN is able to sell.

Competition

The oil and natural gas industry is highly competitive. LINN encounters strong competition from other independent operators and master limited partnerships in acquiring properties, contracting for drilling and other related services and securing trained personnel. LINN is also affected by competition for drilling rigs and the availability of related equipment. In the past, the oil and natural gas industry has experienced shortages of drilling rigs, equipment, pipe and personnel, which has delayed development drilling and has caused significant price increases. LINN is unable to predict when, or if, such shortages may occur or how they would affect its drilling program.

Operating Hazards and Insurance

The oil and natural gas industry involves a variety of operating hazards and risks that could result in substantial losses from, among other things, injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigation and penalties and suspension of operations. LINN may be liable for environmental damages caused by previous owners of property it purchases and leases. As a result, LINN may incur substantial liabilities to third parties or governmental entities, the payment of which could reduce or eliminate funds available for acquisitions, development or distributions, or result in the loss of properties. In addition, LINN participates in wells on a nonoperated basis and therefore may be limited in its ability to control the risks associated with the operation of such wells.

In accordance with customary industry practices, LINN maintains insurance against some, but not all, potential losses. LINN cannot provide assurance that any insurance it obtains will be adequate to cover any losses or liabilities. LINN has elected to self-insure for certain items for which it has determined that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event not fully covered by insurance could have a material adverse effect on LINN’s financial position and results of operations. For more information about potential risks that could affect LINN, see “Risk Factors.”

Title to Properties

Prior to the commencement of drilling operations, LINN conducts a title examination and performs curative work with respect to significant defects. To the extent title opinions or other investigations reflect title defects on those properties, LINN is typically responsible for curing any title defects at its expense prior to commencing drilling operations. Prior to completing an acquisition of producing leases, LINN performs title reviews on the most significant leases and, depending on the materiality of properties, LINN may obtain a title opinion or review previously obtained title opinions. As a result, LINN has obtained title opinions on a significant portion of its properties and believes that it has satisfactory title to its producing properties in accordance with standards generally accepted in the industry. Oil and natural gas properties are subject to customary royalty and other interests, liens for current taxes and other burdens which do not materially interfere with the use of or affect the carrying value of the properties.

Seasonal Nature of Business

Seasonal weather conditions and lease stipulations can limit the drilling and producing activities and other operations in regions of the U.S. in which LINN operates. These seasonal conditions can pose challenges for meeting the well drilling objectives and increase competition for equipment, supplies and personnel, which could lead to shortages and increase costs or delay operations. For example, LINN’s operations may be impacted by ice and snow in the winter and by electrical storms and high temperatures in the spring and summer, as well as by wild fires in the fall.

The demand for natural gas typically decreases during the summer months and increases during the winter months. Seasonal anomalies sometimes lessen this fluctuation. In addition, certain natural gas users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer, which can also lessen seasonal demand fluctuations.

Environmental Matters and Regulation

LINN’s operations are subject to stringent federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. LINN’s operations are subject to the same environmental laws and regulations as other companies in the oil and natural gas industry. These laws and regulations may:

•	require the acquisition of various permits before drilling commences;

•	require the installation of expensive pollution control equipment;

•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities on lands lying within wilderness, wetlands, areas inhabited by endangered species and other protected areas;

•	require remedial measures to prevent pollution from former operations, such as pit closure and plugging of abandoned wells;

•	impose substantial liabilities for pollution resulting from operations; and

•	with respect to operations affecting federal lands or leases, require preparation of a Resource Management Plan, an Environmental Assessment, and/or an Environmental Impact Statement.

These laws, rules and regulations may also restrict the production rate of oil, natural gas and NGL below the rate that would otherwise be possible. The regulatory burden on the industry increases the cost of doing business and consequently affects profitability. Additionally, Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes that result in more stringent and costly waste handling, disposal and cleanup requirements for the oil and natural gas industry could have a significant impact on operating costs.

The environmental laws and regulations applicable to LINN and its operations include, among others, the following U.S. federal laws and regulations:

•	Clean Air Act, and its amendments, which governs air emissions;

•	Clean Water Act, which governs discharges to and excavations within the waters of the U.S.;

•

Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which imposes liability where hazardous releases have occurred or are threatened to occur (commonly known as “Superfund”);

•	Energy Independence and Security Act of 2007, which prescribes new fuel economy standards and other energy saving measures;

•	National Environmental Policy Act, which governs oil and natural gas production activities on federal lands;

•	Resource Conservation and Recovery Act (“RCRA”), which governs the management of solid waste;

•	Safe Drinking Water Act, which governs the underground injection and disposal of wastewater; and

•	U.S. Department of Interior regulations, which impose liability for pollution cleanup and damages.

Various states regulate the drilling for, and the production, gathering and sale of, oil, natural gas and NGL, including imposing production taxes and requirements for obtaining drilling permits. States also regulate the method of developing new fields, the spacing and operation of wells and the prevention of waste of resources. States may regulate rates of production and may establish maximum daily production allowables from natural gas wells based on market demand or resource conservation, or both. States do not regulate wellhead prices or engage in other similar direct economic regulations, but there can be no assurance that they will not do so in the future. The effect of these regulations may be to limit the amounts of oil, natural gas and NGL that may be produced from LINN’s wells and to limit the number of wells or locations it can drill. The oil and natural gas industry is also subject to compliance with various other federal, state and local regulations and laws. Some of those laws relate to occupational safety, resource conservation and equal opportunity employment.

LINN believes that it substantially complies with all current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on its financial condition or results of operations. Future regulatory issues that could impact LINN include new rules or legislation regulating greenhouse gas emissions, hydraulic fracturing, endangered species and air emissions.

Climate Change

In response to findings that emissions of carbon dioxide and certain other gases may be contributing to warming of the Earth’s atmosphere, the Environmental Protection Agency (“EPA”) has adopted regulations under existing provisions of the federal Clean Air Act that would require a reduction in emissions of greenhouse gases (“GHG”) from motor vehicles and also may trigger construction and operating permit review for GHG emissions from certain stationary sources. The EPA has asserted that the final motor vehicle GHG emission standards triggered construction and operating permit requirements for stationary sources. Thus, on June 3, 2010, the EPA issued a final rule to address permitting of GHG emissions from stationary sources under the Clean Air Act’s Prevention of Significant Deterioration (“PSD”) and Title V programs. This final rule “tailors” the PSD and Title V programs to apply to certain stationary sources of GHG emissions in a multi-step process, with the largest sources first subject to permitting. In addition, on November 8, 2010, the EPA published a final rule expanding its existing GHG emissions reporting rule published in October 2009 to include onshore and offshore oil and natural gas production and onshore oil and natural gas processing, transmission, storage and distribution activities. Facilities containing petroleum and natural gas systems that emit 25,000 metric tons or more of CO2 equivalent per year are now required to report annual GHG emissions to the EPA, with the first report for emissions occurring in 2011 due on September 28, 2012. In addition, both houses of Congress have considered legislation to reduce emissions of GHGs, and almost one-half of the states have already taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Any laws or regulations that may be adopted to restrict or reduce emissions of U.S. greenhouse gases could require LINN to incur increased operating costs such as costs to purchase and operate emissions control systems, to acquire emissions allowances, or comply with new regulatory or reporting requirements, and could have an adverse effect on demand for oil and natural gas.

Hydraulic Fracturing

Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons from tight formations. The process involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production. Hydraulic fracturing operations have historically been overseen by state regulators as part of their oil and natural gas regulatory programs. However, the EPA has asserted federal regulatory authority over hydraulic fracturing involving fluids that contain diesel fuel under the Safe Drinking Water Act’s Underground Injection Control Program and has released draft permitting guidance for hydraulic fracturing operations that use diesel fuel in fracturing fluids in those states where the EPA is the permitting authority. Moreover, on November 23, 2011, the EPA announced that it was granting, in part, a petition to initiate rulemaking under the Toxic Substances Control Act (“TSCA”), relating to chemical substances and mixtures used in oil and natural gas exploration or production. Further, on May 11, 2012, the Department of the Interior’s Bureau of Land Management (“BLM”) issued a proposed rule that, if adopted, would require public disclosure to the BLM of chemicals used in hydraulic fracturing operations after fracturing operations have been completed and would strengthen standards for well-bore integrity and management of fluids that return to the surface during and after fracturing operations on federal and Indian lands. In addition, legislation has been introduced before Congress that would provide for federal regulation of hydraulic fracturing and would require disclosure of the chemicals used in the fracturing process. If adopted, these bills could result in additional permitting requirements for hydraulic fracturing operations as well as various restrictions on those operations. These permitting requirements and restrictions could result in delays in operations at well sites and also increased costs to make wells productive.

LINN uses a significant amount of water in its hydraulic fracturing operations. LINN’s inability to locate sufficient amounts of water, or dispose of or recycle water used in its drilling and production operations, could adversely impact LINN’s operations. Moreover, new environmental initiatives and regulations could include restrictions on LINN’s ability to conduct certain operations such as hydraulic fracturing or disposal of waste, including, but not limited to, produced water, drilling fluids and other wastes associated with the development or production of natural gas. Compliance with environmental regulations and permit requirements governing the withdrawal, storage and use of surface water or groundwater necessary for hydraulic fracturing of wells may increase LINN’s operating costs and cause delays, interruptions or termination of its operations, the extent of which cannot be predicted, all of which could have an adverse effect on LINN’s operations and financial condition.

A number of federal agencies are analyzing or have been requested to review a variety of environmental issues associated with hydraulic fracturing. The EPA is conducting a study of the potential environmental effects of hydraulic fracturing on drinking water and groundwater. On December 12, 2012, the EPA released a progress report outlining work currently underway and is expected to release results of the study in 2014. These on-going or proposed studies, depending on their course and any meaningful results obtained, could spur initiatives to further regulate hydraulic fracturing under the Safe Drinking Water Act, the Toxic Substances Control Act, and/or other regulatory mechanisms. President Obama created the Interagency Working Group on Unconventional Natural Gas and Oil by Executive Order on April 13, 2012, which is charged with coordinating and aligning federal agency research and scientific studies on unconventional natural gas and oil resources. Moreover, some states have adopted, and other states are considering adopting, regulations that could restrict hydraulic fracturing in certain circumstances. For example, both Texas and Louisiana have adopted disclosure regulations requiring varying degrees of disclosure of the constituents in hydraulic fracturing fluids. If new laws or regulations that significantly restrict hydraulic fracturing are adopted, such laws could make it more difficult or costly for LINN to perform fracturing to stimulate production from tight formations. In addition, any such added regulation could lead to operational delays, increased operating costs and additional regulatory burdens, and reduced production of oil and natural gas, which could adversely affect LINN’s revenues and results of operations.

Endangered Species Act

The federal Endangered Species Act (“ESA”) restricts activities that may affect endangered and threatened species or their habitats. Some of LINN’s operations may be located in areas that are designated as habitat for endangered or threatened species. LINN believes that it is currently in substantial compliance with the ESA. However, the designation of previously unprotected species as being endangered or threatened could cause LINN to incur additional costs or become subject to operating restrictions in areas where the species are known to exist.

Air Emissions

On August 15, 2012, the EPA issued final rules that subject oil and natural gas production, processing, transmission and storage operations to regulation under the New Source Performance Standards (“NSPS”) and National Emission Standards for Hazardous Air Pollutants (“NESHAP”) programs. The EPA rules include NSPS standards for completions of hydraulically fractured natural gas wells. These standards require that prior to January 1, 2015, owners/operators reduce volatile organic compounds emissions from natural gas not sent to the gathering line during well completion either by flaring or by capturing the gas using green completions with a completion combustion device. Beginning January 1, 2015, operators must capture the gas and make it available for use or sale, which can be done through the use of green completions. The standards are applicable to newly fractured wells as well as existing wells that are refractured. Further, the finalized regulations also establish specific new requirements, effective in 2012, for emissions from compressors, controllers, dehydrators, storage tanks, gas processing plants and certain other equipment. These rules may require changes to LINN’s operations, including the installation of new equipment to control emissions.

LINN cannot predict how future environmental laws and regulations may impact its properties or operations. For the year ended December 31, 2012, LINN did not incur any material capital expenditures for installation of remediation or pollution control equipment at any of its facilities. LINN is not aware of any environmental issues or claims that will require material capital expenditures during 2013 or that will otherwise have a material impact on its financial position or results of operations.

Employees

As of December 31, 2012, LINN employed approximately 1,136 personnel. None of the employees are represented by labor unions or covered by any collective bargaining agreement. LINN believes that its relationship with its employees is satisfactory.

Legal Proceedings

For a discussion of general legal proceedings, see Note 11 to LINN’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

MARKET INFORMATION

LINN’s units are listed on NASDAQ under the symbol “LINE” and began trading on January 13, 2006, after pricing of its IPO. At the close of business on September 30, 2013, there were approximately 176 unitholders of record.

The following sets forth the range of high and low last reported sales prices per unit, as reported by NASDAQ, for the quarters indicated. In addition, distributions declared during each quarter are presented.

	Unit Price Range		Cash Distributions Declared Per Unit
Quarter	High	Low
2013:
October 1 – November 4	$31.80	$26.01	—
July 1 – September 30	$33.29	$22.79	$0.725	(1)(2)
April 1 – June 30	$39.15	$30.52	$0.725	(1)(3)
January 1 – March 31	$39.33	$35.93	$0.725
2012:
October 1 – December 31	$42.52	$35.24	$0.725
July 1 – September 30	$41.47	$38.46	$0.725
April 1 – June 30	$40.70	$35.00	$0.725
January 1 – March 31	$38.84	$35.67	$0.69
2011:
October 1 – December 31	$39.05	$32.80	$0.69
July 1 – September 30	$40.90	$31.91	$0.69
April 1 – June 30	$40.38	$36.65	$0.66
January 1 – March 31	$39.94	$37.34	$0.66

(1)	In April 2013, LINN’s board of directors approved a change in the distribution policy that provides a distribution with respect to any quarter may be made, at the discretion of the board of directors, (i) within 45 days following the end of each quarter or (ii) in three equal installments within 15, 45 and 75 days following the end of each quarter. The first monthly distribution was paid by LINN in July 2013.
(2)	With respect to the third quarter 2013, LINN paid the first distribution in the amount of $0.2416 per unit in October 2013.
(3)	With respect to the second quarter of 2013, LINN paid the first monthly distribution in the amount of $0.2416 per unit in July 2013, the second monthly distribution in the amount of $0.2416 per unit in August 2013 and the third monthly distribution in the amount of $0.2416 per unit in September 2013.

EXPLANATORY NOTE REGARDING DISTRIBUTION PRACTICES

Historically, LINN has described the non-GAAP measure “Adjusted EBITDA” as the starting point in its determination of the cash available for distribution and deducted interest expense, “maintenance capital expenditures” and provision for legal matters. Going forward, LINN has decided to describe its determination of cash distributions in the following manner:

•

In explaining LINN’s management’s recommendation of and the LINN board of directors’ methodology for determining the appropriate level of cash distributions to unitholders, which will remain consistent with LINN’s historical practice, LINN’s description:

•	no longer uses the term “Adjusted EBITDA;”

•	no longer uses the term “distributable cash flow;”

•	starts with net cash provided by (used in) operating activities as determined in accordance with GAAP and as set forth on LINN’s statement of cash flows;

•	shows the difference between net cash provided by (used in) operating activities and the amount of cash distributions actually paid to unitholders for the applicable period; and

•	describes the discretionary adjustments made by the LINN board of directors when determining the amount of cash distributions to pay unitholders.

LINN’s intent is to describe the specific adjustments considered by LINN’s management and the LINN board of directors in recommending and determining the level of distributions and to allow investors to evaluate these adjustments. LINN’s limited liability company agreement requires that LINN distribute, at a minimum, all “available cash” to unitholders with respect to each quarter, subject to any limitations contained under the Delaware Limited Liability Company Act. “Available cash” is generally defined as all cash on hand as of the end of a quarter, including cash from working capital borrowings, less the amount of any cash reserves established by the LINN board of directors to (i) provide for the proper conduct of LINN’s business (including reserves for future capital expenditures including drilling and acquisitions and for anticipated future credit needs), (ii) comply with applicable law or any of LINN’s agreements or obligations or (iii) provide funds for distributions with respect to any one or more of the next four quarters. It is under this broad grant of authority that the LINN board of directors makes its discretionary determinations regarding the appropriate adjustments to net cash provided by (used in) operating activities when determining the distribution.

•

LINN will discontinue the use of the term “maintenance capital expenditures” and, instead, use the term “discretionary reductions for a portion of oil and natural gas development costs.” As reflected in this terminology, the LINN board of directors reduces net cash provided by (used in) operating activities for purposes of determining the appropriate level of distributions by only a portion of the total costs for “development of oil and natural gas properties” as determined under GAAP and set forth on LINN’s statement of cash flows. This change in terminology, however, does not reflect any change in LINN’s methodology for determining the amount of these costs. Further, unlike many publicly traded partnerships, LINN’s limited liability company agreement does not include the concept of “maintenance capital expenditures,” but LINN has historically used this term because of its broad market acceptance among publicly traded partnerships, analysts and investors as a way of distinguishing between different types of capital expenditures for purposes of distribution payments. For more information on how the LINN board of directors views “discretionary reductions for a portion of oil and nature gas development costs,” please read footnote (5) to the table beginning on page 245.

DISTRIBUTION PRACTICES

The LINN board of directors determines the appropriate level of distributions on a periodic basis in accordance with the provisions of LINN’s limited liability company agreement. Management considers the timing and size of planned capital expenditures and long-term views about expected results in determining the amount of its distributions. Capital spending and resulting production and net cash provided by operating activities do not typically occur evenly throughout the year due to a variety of factors which are difficult to predict, including rig availability, weather, well performance, the timing of completions and the commodity price environment. Consistent with practices common to publicly traded partnerships, the LINN board of directors historically has not varied the distribution it declares period to period based on uneven net cash provided by operating activities. LINN’s board of directors reviews historical financial results and forecasts for future periods, including development activities, as well as considers the impact of significant acquisitions in making a determination to increase, decrease or maintain the current level of distribution. For example, in each of years ended December 31, 2010, 2011 and 2012, following acquisitions and development activities during such years, the LINN board of directors reviewed the excess net cash provided by operating activities after distributions and discretionary adjustments in then-current periods, as well as forecasts of expected future net cash provided by operating activities and determined to increase the distribution in each of those years. To date in 2013, the LINN board of directors has considered current shortfalls in net cash provided by operating activities after distributions and discretionary adjustments as well as forecasts of expected future net cash provided by operating activities and has decided to maintain the distribution at its current level. If shortfalls are sustained over time and forecasts demonstrate expectations for continued future shortfalls, LINN’s board of directors may determine to reduce, suspend or discontinue paying distributions. Please read “Risk Factors — Risks Relating to LINN’s Business — If LINN is unable to fully offset declines in production and proved developed producing reserves from discretionary reductions for a portion of its oil and natural gas development costs, LINN’s net cash provided by operating activities could be reduced, which could adversely affect LINN’s ability to pay a distribution at the current level or at all” and “— LINN may not have sufficient net cash provided by operating activities to pay its distribution at the current level, or at all, and as a result, future dividends to LinnCo shareholders may be reduced or eliminated.”

LINN intends to fund interest expense, a portion of its oil and natural gas development costs and distributions to unitholders from net cash provided by operating activities. LINN funds premiums paid for derivatives, acquisitions and other capital expenditures primarily with proceeds from debt or equity offerings, borrowings under its Amended Credit Facility or other external sources of funding. Although it is LINN’s practice to acquire or modify derivative instruments with external sources of funding, any cash settlements on derivatives are reported as operating cash flows and may be used to fund distributions. See below for details regarding the discretionary adjustments considered by the LINN board of directors in assessing the appropriate distribution amount for each period, as well as the extent to which sources of funding have been sufficient for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2013	2012	2012	2011	2010
	(in thousands)
Net cash provided by operating activities	$379,155	$266,860	$940,511	$144,431	$350,907	$518,706	$270,918
Distributions to unitholders	(170,569)	(144,752)	(511,686)	(426,918)	(596,935)	(466,488)	(365,711)

Excess (shortfall) of net cash provided by operating activities after distributions to unitholders	208,586	122,108	428,825	(282,487)	(246,028)	52,218	(94,793)
Discretionary adjustments considered by the board of directors:
Premiums paid for derivatives (1)	—	—	—	583,434	583,434	134,352	120,376
Cash settlements on canceled derivatives (2)	—	—	—	—	—	(26,752)	123,865
Cash recoveries of bankruptcy claim (3)	—	—	(5,073)	(18,277)	(21,503)	—	—
Cash received (paid) for acquisitions or divestitures — revenues less operating expenses (4)	(233)	36,520	(7,023)	81,647	80,502	57,966	42,846
Discretionary reductions for a portion of oil and natural gas development costs (5)	(115,659)	(100,488)	(337,869)	(256,126)	(362,430)	(167,281)	(88,245)
Provision for legal matters (6)	1,000	310	1,000	1,105	414	1,086	4,362
Changes in operating assets and liabilities and other, net (7)	(91,401)	(1,198)	(116,031)	(33,553)	47,951	72,147	(16,646)

Excess (shortfall) of net cash provided by operating activities after distributions to unitholders and discretionary adjustments considered by the board of directors (8)	$2,293	$57,252	$(36,171)	$75,743	$82,340	$123,736	$91,765

(1)	Represent premiums paid for derivatives during the period. LINN considers the cost of premiums paid for derivatives as an investment related to its underlying oil and natural gas properties. LINN’s statements of cash flows, prepared in accordance with GAAP, present cash settlements on derivatives and premiums paid for derivatives as operating activities. However, for purposes of determining the amount available for distribution to unitholders, LINN considers premiums paid for derivatives as investing activities, similar to the way the initial acquisition or development costs of LINN’s oil and natural gas properties are presented as investing activities while the cash flows generated from these assets are included in net cash provided by operating activities. The consideration of premiums paid for derivatives as investing activities for purposes of determining the amount available for distribution differs from the presentation of derivatives activities, including premiums paid, as operating activities in LINN’s financial statements prepared in accordance with GAAP.

(2)	Represent derivatives canceled prior to the contract settlement date. In 2011, commodity derivatives were canceled and the proceeds were reallocated within LINN’s derivatives portfolio. In 2010, interest rate swaps were canceled in connection with the issuances of certain fixed-rate senior notes.

(3)	Represent the recoveries of a bankruptcy claim against Lehman Brothers which was not a transaction occurring in the ordinary course of LINN’s business.

(4)	Represent adjustments to the purchase price of acquisitions and divestitures, based on LINN’s contractual right to revenues less operating expenses for periods from the effective date of a transaction to the closing date of a transaction. When LINN is the buyer, it is legally entitled to revenues less operating expenses generated during this period, and the LINN board of directors has historically made a discretionary adjustment to include this cash in the amount available for distribution. Conversely, when LINN is the seller, the LINN board of directors has historically made a discretionary adjustment to reduce this cash from the amount available for distribution during the period.

(5)

Represent discretionary reductions for a portion of oil and natural gas development costs, an estimated component of total development costs, which are amounts established by the board of directors at the end of each year for the following year, allocated across four quarters, that are intended to fully offset declines in production and proved developed producing reserves during the year as compared to the prior year. The portion of oil and natural gas development costs includes estimated drilling and development costs associated with projects to convert a portion of non-producing reserves to producing status. However, the amounts do not include the historical cost of acquired properties as those amounts have already been spent in prior periods, were financed primarily with external sources of funding and do not affect LINN’s ability to pay distributions in the current period. LINN’s existing reserves, inventory of drilling locations and production levels will decline over time as a result of development and production activities. Consequently, if LINN were to limit its total capital expenditures to this portion of oil and natural gas development costs and not acquire new reserves, total reserves would decrease over time, resulting in an inability to maintain production at current levels, which could adversely affect LINN’s ability to pay a distribution at the current level or at all. However, LINN’s current total reserves do not include reserve additions that may result from converting existing probable and possible resources to additional proved reserves, potential additional discoveries or technological advancements on LINN’s existing acreage position. For more information, including the risks associated with the process for determining this amount, please also see “Risk Factors — Risks Relating to LINN’s Business — If LINN is unable to fully offset declines in production and proved developed producing reserves from discretionary reductions for a portion of its oil and natural gas development costs, LINN’s net cash provided by operating activities could be reduced, which could adversely affect LINN’s ability to pay a distribution at the current level or at all.”

See below for total development of oil and natural gas properties as presented in the statements of cash flows:

	Three Months Ended September 30,		Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2013	2012	2012	2011	2010
	(in thousands)
Total development of oil and natural gas properties	$271,705	$229,220	$767,604	$710,360	$984,530	$574,635	$204,832

See below for disclosure for the last three years regarding (i) discretionary reductions for a portion of oil and natural gas development costs and (ii) the portion of reserves estimated to be converted from non-producing to producing status through the capital expenditures that are discretionary reductions for a portion of oil and natural gas development costs.

	Year Ended December 31,
	2012	2011	2010
Discretionary reductions for a portion of oil and natural gas development costs (in millions)(a)	$362	$167	$88
Portion of non-producing reserves estimated to be converted to producing status through discretionary reductions (Bcfe)(b)	265	120	90

(a)	Represents the estimated costs to convert non-producing reserves to producing status on LINN’s most efficient projects, with the intent to fully offset declines in production and proved developed producing reserves through drilling and development activities. Includes not only the conversion of reserves from proved undeveloped to producing status but also includes converting reserves that are non-proved to producing status and converting reserves from activities such as recompletions and workovers to producing status. Such estimated costs and quantities do not represent actual costs of reserve conversions or additions. See Item 1. “Business” and “Supplemental Oil and Natural Gas Data (Unaudited)” in Item 8. “Financial Statements and Supplementary Data” in LINN’s Annual Reports on Form 10-K for the years ended December 31, 2012, December 31, 2011 and December 31, 2010 for information regarding historical reserve conversions or additions and the related costs of such conversions or additions.

(b)	Represents the reserves estimated to be converted from LINN’s most efficient projects, with the intent to fully offset declines in production and proved developed producing reserves through drilling and development activities. Includes not only the conversion of reserves from proved undeveloped to producing status but also includes converting reserves that are non-proved to producing status and converting reserves from activities such as recompletions and workovers to producing status.

(6)	Represents reserves and settlements related to legal matters.

(7)	Represents primarily working capital adjustments. These adjustments may or may not impact cash provided by (used in) operating activities during the respective period, but are included as discretionary adjustments considered by the LINN board of directors as the board historically has not varied the distribution it declares period to period based on uneven cash flows. The LINN board of directors, when determining the appropriate level of cash distributions, excluded the impact of the timing of cash receipts and payments; as such, this adjustment is necessary to show the historical amounts considered by the LINN board of directors in assessing the appropriate distribution amount for each period.

(8)	Represents the excess (shortfall) of net operating cash flow after distributions to unitholders and discretionary adjustments considered by the board of directors. Any excess was retained by LINN for future operations, future capital expenditures, future debt service or other future obligations. Any shortfall was funded with cash on hand and/or borrowings under LINN’s Amended Credit Facility.

A summary of the significant sources and uses of funding for the respective periods is presented below:

	Three Months Ended September 30,		Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2013	2012	2012	2011	2010
	(in thousands)
Net cash provided by operating activities	$379,155	$266,860	$940,511	$144,431	$350,907	$518,706	$270,918
Distributions to unitholders	(170,569)	(144,752)	(511,686)	(426,918)	(596,935)	(466,488)	(365,711)

Excess (shortfall) of net operating cash flow after distributions to unitholders	208,586	122,108	428,825	(282,487)	(246,028)	52,218	(94,793)
Plus (less):
Net cash provided by financing activities (excluding distributions to unitholders)	240,379	846,011	424,577	3,517,306	3,930,986	1,843,255	1,889,971
Acquisition of oil and natural gas properties and joint venture funding	(128,490)	(724,834)	(192,871)	(2,487,767)	(2,640,475)	(1,500,193)	(1,351,033)
Development of oil and natural gas properties	(271,705)	(229,220)	(767,604)	(710,360)	(984,530)	(574,635)	(204,832)
Purchases of other property and equipment	(21,840)	(15,657)	(76,987)	(38,090)	(60,549)	(55,229)	(18,181)
Proceeds from sale of properties and equipment and other	(602)	863	210,297	1,438	725	(303)	(7,362)

Net increase (decrease) in cash and cash equivalents	$26,328	$(729)	$26,237	$40	$129	$(234,887)	$213,770

Securities Authorized for Issuance Under Equity Compensation Plans

See the information under the section “—Management—Security Ownership of Certain Beneficial Owners and Management” below regarding securities authorized for issuance under LINN’s equity compensation plans.

Issuer Purchases of Equity Securities

In October 2008, the LINN board of directors authorized the repurchase of up to $100 million of LINN’s outstanding units from time to time on the open market or in negotiated purchases. The repurchase plan does not obligate LINN to acquire any specific number of units and may be discontinued at any time. LINN did not repurchase any units during the nine months ended September 30, 2013 or December 31, 2012. At September 30, 2013, approximately $56 million was available for unit repurchase under the program.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion analyzes the financial condition and results of operations of LINN. The historical financial statements and the unaudited interim financial statements of LINN included in this joint proxy statement/prospectus reflect the assets, liabilities and operations of LINN. You should read the following discussion and analysis of financial condition and results of operations of LINN in conjunction with the historical financial statements and the notes thereto, included elsewhere in this joint proxy statement/prospectus.

LINN’s mission is to acquire, develop and maximize cash flow from a growing portfolio of long-life oil and natural gas assets. LINN is an independent oil and natural gas company that began operations in March 2003 and completed its IPO in January 2006. LINN’s properties are located in eight operating regions in the U.S.:

•	Mid-Continent, which includes properties in Oklahoma, Louisiana and the eastern portion of the Texas Panhandle (including the Granite Wash and Cleveland horizontal plays);

•	Hugoton Basin, which includes properties located primarily in Kansas and the Shallow Texas Panhandle;

•	Green River Basin, which includes properties located in southwest Wyoming;

•	Permian Basin, which includes areas in west Texas and southeast New Mexico;

•	Michigan/Illinois, which includes the Antrim Shale formation in the northern part of Michigan and oil properties in southern Illinois;

•	Williston/Powder River Basin, which includes the Bakken and Three Forks formations in North Dakota and the Powder River Basin in Wyoming;

•	California, which includes the Brea Olinda Field of the Los Angeles Basin; and

•	East Texas, which includes properties located in east Texas.

Results for the three months ended September 30, 2013, included the following:

•	oil, natural gas and NGL sales of approximately $538 million compared to $444 million for the third quarter of 2012;

•	average daily production of 823 MMcfe/d compared to 782 MMcfe/d for the third quarter of 2012;

•	net loss of approximately $30 million compared to $430 million for the third quarter of 2012;

•	capital expenditures, excluding acquisitions, of approximately $306 million compared to $258 million for the third quarter of 2012; and

•	118 wells drilled (all successful) compared to 95 wells drilled (94 successful) for the third quarter of 2012.

Results for the nine months ended September 30, 2013, included the following:

•	oil, natural gas and NGL sales of approximately $1.5 billion compared to $1.1 billion for the nine months ended September 30, 2012;

•	average daily production of 800 MMcfe/d compared to 628 MMcfe/d for the nine months ended September 30, 2012;

•	net income of approximately $93 million compared to a net loss of $199 million for the nine months ended September 30, 2012;

•	net cash provided by operating activities of approximately $941 million compared to $144 million for the nine months ended September 30, 2012;

•	capital expenditures, excluding acquisitions, of approximately $912 million compared to $815 million for the nine months ended September 30, 2012; and

•	376 wells drilled (all successful) compared to 276 wells drilled (272 successful) for the nine months ended September 30, 2012.

Results for the year ended December 31, 2012, included the following:

•	oil, natural gas and NGL sales of approximately $1.6 billion compared to $1.2 billion in 2011;

•	average daily production of 671 MMcfe/d compared to 369 MMcfe/d in 2011;

•	net loss of approximately $387 million compared to net income of $438 million in 2011;

•	net cash provided by operating activities of approximately $351 million compared to $519 million in 2011;

•	capital expenditures, excluding acquisitions, of approximately $1.1 billion compared to $697 million in 2011; and

•	440 wells drilled (436 successful) compared to 294 wells drilled (292 successful) in 2011.

Acquisitions

On September 11, 2013, LINN entered into a definitive purchase and sale agreement to acquire certain oil and natural gas properties located in the Permian Basin for a contract price of approximately $525 million. LINN paid a deposit of approximately $53 million in September 2013, which is reported in “other noncurrent assets” on the condensed consolidated balance sheet at September 30, 2013. The acquisition closed on October 31, 2013. LINN financed the acquisition with proceeds from a committed term loan entered into on October 30, 2013 and borrowings under its Amended Credit Facility.

On July 31, 2012, LINN completed the acquisition of certain oil and natural gas properties in the Jonah Field located in the Green River Basin of southwest Wyoming from BP for total consideration of approximately $990 million. The acquisition included approximately 806 Bcfe of proved reserves as of the acquisition date.

On May 1, 2012, LINN completed the acquisition of certain oil and natural gas properties located in east Texas for total consideration of approximately $168 million. The acquisition included approximately 110 Bcfe of proved reserves as of the acquisition date.

On April 3, 2012, LINN entered into the JV Agreement with an affiliate of Anadarko whereby LINN participates as a partner in the CO2 enhanced oil recovery development of the Salt Creek Field, located in the Powder River Basin of Wyoming. Anadarko assigned LINN 23% of its interest in the field in exchange for future funding of $400 million of Anadarko’s development costs. As of March 31, 2013, LINN has paid approximately $217 million towards the future funding commitment. The acquisition included approximately 16 MMBoe (96 Bcfe) of proved reserves as of the JV Agreement date.

On March 30, 2012, LINN completed the acquisition of certain oil and natural gas properties and the Jayhawk natural gas processing plant located in the Hugoton Basin in Kansas from BP for total consideration of approximately $1.16 billion. The acquisition included approximately 689 Bcfe of proved reserves as of the acquisition date.

During 2012, LINN completed other smaller acquisitions of oil and natural gas properties located in its various operating regions. LINN, in the aggregate, paid approximately $122 million in total consideration for these properties.

Proved reserves as of the acquisition date for all of the above referenced acquisitions were estimated using the average oil and natural gas prices during the preceding 12-month period, determined as an unweighted average of the first-day-of-the-month prices for each month. Estimates of proved reserves as of the acquisition date for all of the above referenced acquisitions as well as estimates of proved reserves at December 31, 2012 were prepared by the independent engineering firm, D&M.

Divestiture — 2013

On May 31, 2013, LINN, through one of its wholly owned subsidiaries, together with LINN’s partners, Panther Energy, LLC and Red Willow Mid-Continent, LLC, completed the sale of its interests in certain oil and natural gas properties located in the Mid-Continent region to Midstates Petroleum Company, Inc. Proceeds received for LINN’s portion of its interests in the properties were approximately $219 million, net of costs to sell of approximately $2 million. LINN used the net proceeds from the sale to repay borrowings under its Amended Credit Facility.

Financing and Liquidity

LINN’s Amended Credit Facility provides for a revolving credit facility up to the lesser of: (i) the then-effective borrowing base and (ii) maximum commitment amount of $4.0 billion. The borrowing base remains unchanged at $4.5 billion and does not include any assets to be acquired in the pending transaction with Berry. The maturity date is April 2018. The amended and restated agreement is substantially similar to the previous Credit Facility with revisions to permit the transactions related to the acquisition of Berry and to designate Berry as an unrestricted subsidiary under the agreement.

In accordance with the provisions of the indenture related to the 2017 Senior Notes, in June 2013, LINN redeemed the remaining outstanding principal amount of approximately $41 million. In accordance with the provisions of the indenture related to the 2018 Senior Notes, in July 2013, LINN redeemed the remaining outstanding principal amount of approximately $14 million.

In January 2012, LINN, under its equity distribution agreement, issued and sold 1,539,651 units representing limited liability company interests at an average unit price of $38.02 for proceeds of approximately $57 million (net of approximately $2 million in commissions and professional services expenses). LINN used the net proceeds for general corporate purposes, including the repayment of a portion of the indebtedness outstanding under the Credit Facility. At December 31, 2012, units equaling approximately $411 million in aggregate offering price remained available to be issued and sold under the agreement.

In January 2012, LINN also completed a public offering of units for net proceeds of approximately $674 million. LINN used the net proceeds from the sale of these units to repay a portion of the outstanding indebtedness under its Credit Facility.

In March 2012, LINN issued $1.8 billion in aggregate principal amount of 6.25% senior notes due November 2019 and used the net proceeds of approximately $1.77 billion to fund the Hugoton acquisition. The remaining proceeds were used to repay indebtedness under the Credit Facility and for general corporate purposes.

On May 8, 2012, LINN filed a registration statement on Form S-4 to register exchange notes that are identical in all material respects to those of the outstanding May 2019 Senior Notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes do not apply to the exchange notes. On September 24, 2012, the registration statement was declared effective and LINN commenced an offer to exchange any and all of its $750 million outstanding principal amount of May 2019 Senior Notes for an equal amount of new May 2019 Senior Notes. The offer expired on October 23, 2012.

On October 17, 2012, LinnCo completed its IPO of 34,787,500 common shares representing limited liability company interests for net proceeds of approximately $1.2 billion. The net proceeds LinnCo received from the offering were used to acquire 34,787,500 LINN units which are equal to the number of LinnCo common shares sold in the offering. LINN used the proceeds from the sale of the units to LinnCo to pay the expenses of the offering and repay a portion of the outstanding indebtedness under the Credit Facility.

On March 22, 2013, LINN filed a registration statement on Form S-4 to register exchange notes that are identical in all material respects to those of the outstanding November 2019 Senior Notes, except that transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes do not apply to the exchange notes. As of November 4, 2013, the registration statement has not been declared effective and due to the pending SEC inquiry (see Note 16 to LINN’s unaudited condensed consolidated financial statements located elsewhere in this joint proxy statement/prospectus), the timing for the registration statement to be declared effective is uncertain. Accordingly, beginning on April 8, 2013, interest accruing on the November 2019 Senior Notes increased by 0.25%, and will increase by an additional 0.25% on the 90th, 180th and 270th day after such date until such registration statement is declared effective and LINN completes an offer to exchange the November 2019 Senior Notes for registered notes. Such additional interest is expected to be approximately $5 million through November 2013 and will continue to increase until the registration statement is declared effective.

Commodity Derivatives

During the year ended December 31, 2012, LINN entered into commodity derivative contracts consisting of oil swaps for 2012 through 2017, natural gas swaps for 2012 through 2018, and oil and natural gas puts for 2012 through 2017 and paid premiums for put options of approximately $583 million. LINN also entered into natural gas basis swaps for 2012 through 2016 and trade month roll swaps for 2012 through 2017. Currently, LINN has limited abilities to hedge its NGL production because there is no commercially viable market established for this purpose. Therefore, LINN does not directly hedge its NGL production.

Operating Regions

Following is a discussion of LINN’s eight operating regions:

Mid-Continent

The Mid-Continent region includes properties located in Oklahoma, Louisiana and the eastern portion of the Texas Panhandle (including the Granite Wash and Cleveland horizontal plays). Wells in this diverse region produce from both oil and natural gas reservoirs at depths ranging from 1,500 feet to over 18,000 feet. The Granite Wash formation and other shallower producing horizons are currently being developed using horizontal drilling and multi-stage stimulations. In the northern Texas Panhandle and extending into western Oklahoma, the Cleveland formation is being developed as a horizontal oil play. Elsewhere in Oklahoma, several producing formations are being targeted using similar horizontal drilling and completion technologies. The majority of wells in this region are mature, low-decline oil and natural gas wells.

Mid-Continent proved reserves represented approximately 34% of total proved reserves at December 31, 2012, of which 59% were classified as proved developed. This region produced 313 MMcfe/d or 48% of LINN’s 2012 average daily production. During 2012, LINN invested approximately $578 million to drill in this region. During 2013, LINN anticipates spending approximately 49% of its total oil and natural gas capital budget for development activities in the Mid-Continent region, primarily in the Granite Wash formation.

To more efficiently transport its natural gas in the Mid-Continent region to market, LINN owns and operates a network of natural gas gathering systems comprised of approximately 300 miles of pipeline and associated compression and metering facilities. In connection with the horizontal development activities in the Granite Wash formation, LINN continues to expand this gathering system which connects to numerous natural gas processing facilities in the region.

Hugoton Basin

The Hugoton Basin is a large oil and natural gas producing area located in the central portion of the Texas Panhandle extending into southwestern Kansas. LINN’s Texas properties in the basin primarily produce from the Brown Dolomite formation at depths of approximately 3,200 feet. LINN’s Kansas properties in the basin, acquired in March 2012, primarily produce from the Council Grove and Chase formations at depths ranging from 2,500 feet to 3,000 feet. Hugoton Basin proved reserves represented approximately 21% of total proved reserves at December 31, 2012, of which 85% were classified as proved developed. This region produced 120 MMcfe/d or 18% of LINN’s 2012 average daily production. During 2012, LINN invested approximately $11 million to drill in this region. During 2013, LINN anticipates spending approximately 3% of its total oil and natural gas capital budget for development activities in the Hugoton Basin region.

To more efficiently transport its natural gas in the Texas Panhandle to market, LINN owns and operates a network of natural gas gathering systems comprised of approximately 665 miles of pipeline and associated compression and metering facilities that connect to numerous sales outlets in the area. LINN also owns and operates the Jayhawk natural gas processing plant in southwestern Kansas with a capacity of approximately 450 MMcfe/d, allowing it to extract maximum value from the liquids-rich natural gas produced in the area. LINN’s production in the area is delivered to the plant via a system of approximately 2,100 miles of pipeline and related facilities operated by LINN, of which approximately 250 miles of pipeline are owned by LINN.

Green River Basin

The Green River Basin region consists of properties acquired in July 2012. These properties are located in southwest Wyoming and primarily produce natural gas at depths ranging from 8,000 feet to 12,000 feet. Green River Basin proved reserves represented approximately 21% of total proved reserves at December 31, 2012, of which 43% were classified as proved developed. This region produced 62 MMcfe/d or 9% of LINN’s 2012 average daily production. During 2012, LINN invested approximately $22 million to drill in this region. During 2013, LINN anticipates spending approximately 12% of its total oil and natural gas capital budget for development activities in the Green River Basin region.

Permian Basin

The Permian Basin is one of the largest and most prolific oil and natural gas basins in the U.S. LINN’s properties are located in west Texas and southeast New Mexico and produce at depths ranging from 2,000 feet to 12,000 feet. The Wolfberry trend is located in the north central portion of the basin where LINN has been actively drilling vertical oil wells since 2010. LINN also produces oil and natural gas from mature, low-decline wells including several waterflood properties located across the basin. Permian Basin proved reserves represented approximately 8% of total proved reserves at December 31, 2012, of which 56% were classified as proved developed. This region produced 83 MMcfe/d or 12% of LINN’s 2012 average daily production. During 2012, LINN invested approximately $240 million to drill in this region. During 2013, LINN anticipates spending approximately 20% of its total oil and natural gas capital budget for development activities in the Permian Basin region, primarily in the Wolfberry trend.

Michigan/Illinois

The Michigan/Illinois region includes properties producing from the Antrim Shale formation in the northern part of Michigan and oil properties in southern Illinois. These wells produce at depths ranging from 600 feet to 4,000 feet. Michigan/Illinois proved reserves represented approximately 6% of total proved reserves at December 31, 2012, of which 94% were classified as proved developed. This region produced 35 MMcfe/d or 5% of LINN’s 2012 average daily production. During 2013, LINN anticipates spending approximately 1% of its total oil and natural gas capital budget for development activities in the Michigan/Illinois region.

Williston/Powder River Basin

The Williston/Powder River Basin region includes the Bakken formation in North Dakota and the Powder River Basin in Wyoming. LINN’s nonoperated properties in the Williston Basin, one of the premier oil basins in the U.S., produce at depths ranging from 9,000 feet to 12,000 feet. LINN’s properties in the Powder River Basin, acquired in April 2012, consist of a CO2 flood operated by Anadarko in the Salt Creek Field. Williston/Powder River Basin proved reserves represented approximately 4% of total proved reserves at December 31, 2012, of which 66% were classified as proved developed. This region produced 29 MMcfe/d or 4% of LINN’s 2012 average daily production. During 2012, LINN invested approximately $124 million to drill in this region. During 2013, LINN anticipates spending approximately 12% of its total oil and natural gas capital budget for development activities in the Williston/Powder River Basin region.

California

The California region consists of the Brea Olinda Field of the Los Angeles Basin. The Brea Olinda Field was discovered in 1880 and produces from the shallow Pliocene formation to the deeper Miocene formation at depths ranging from 1,000 feet to 7,500 feet. California proved reserves represented approximately 4% of total proved reserves at December 31, 2012, of which 96% were classified as proved developed. This region produced 13 MMcfe/d or 2% of LINN’s 2012 average daily production. During 2012, LINN invested approximately $1 million to drill in this region. During 2013, LINN anticipates spending approximately 2% of its total oil and natural gas capital budget for development activities in the California region.

East Texas

The East Texas region consists of properties acquired in May 2012. These properties are located in east Texas and primarily produce natural gas from the Cotton Valley formation at depths of approximately 11,000 feet. Proved reserves for these mature, low-decline producing properties, all of which are proved developed, represented approximately 2% of total proved reserves at December 31, 2012. This region produced 16 MMcfe/d or 2% of LINN’s 2012 average daily production. During 2013, LINN anticipates spending approximately 1% of its total oil and natural gas capital budget for development activities in the East Texas region.

Results of Operations

Three Months Ended September 30, 2013, Compared to Three Months Ended September 30, 2012

	Three Months Ended September 30,
	2013	2012	Variance
	(in thousands)
Revenues and other:
Natural gas sales	$148,614	$101,984	$46,630
Oil sales	307,209	247,354	59,855
NGL sales	81,848	94,744	(12,896)

Total oil, natural gas and NGL sales	537,671	444,082	93,589
Losses on oil and natural gas derivatives	(63,931)	(411,405)	347,474
Marketing and other revenues	20,822	15,651	5,171

	494,562	48,328	446,234

Expenses:
Lease operating expenses	87,076	91,990	(4,914)
Transportation expenses	35,637	18,274	17,363
Marketing expenses	9,962	14,923	(4,961)
General and administrative expenses (1)	45,431	45,166	265
Exploration costs	1,588	390	1,198
Depreciation, depletion and amortization	208,892	167,695	41,197
Impairment of long-lived assets	(4,240)	—	(4,240)
Taxes, other than income taxes	36,457	37,885	(1,428)
Losses on sale of assets and other, net	827	16	811

	421,630	376,339	45,291

Other income and (expenses)	(107,398)	(106,944)	(454)

Loss before income taxes	(34,466)	(434,955)	400,489
Income tax benefit	(4,406)	(4,950)	544

Net loss	$(30,060)	$(430,005)	$399,945

(1)

General and administrative expenses for the three months ended September 30, 2013, and September 30, 2012, include approximately $8 million and $7 million, respectively, of noncash unit-based compensation expenses.

	Three Months Ended September 30,
	2013	2012	Variance
Average daily production:
Natural gas (MMcf/d)	458	409	12%
Oil (MBbls/d)	32.4	30.8	5%
NGL (MBbls/d)	28.4	31.4	(10)%
Total (MMcfe/d)	823	782	5%
Weighted average prices (unhedged): (1)
Natural gas (Mcf)	$3.53	$2.71	30%
Oil (Bbl)	$103.07	$87.22	18%
NGL (Bbl)	$31.35	$32.83	(5)%
Average NYMEX prices:
Natural gas (MMBtu)	$3.58	$2.80	28%
Oil (Bbl)	$105.82	$92.22	15%
Costs per Mcfe of production:
Lease operating expenses	$1.15	$1.28	(10)%
Transportation expenses	$0.47	$0.25	88%
General and administrative expenses (2)	$0.60	$0.63	(5)%
Depreciation, depletion and amortization	$2.76	$2.33	18%
Taxes, other than income taxes	$0.48	$0.53	(9)%

(1)	Does not include the effect of gains (losses) on derivatives.
(2)

General and administrative expenses for the three months ended September 30, 2013, and September 30, 2012, include approximately $8 million and $7 million, respectively, of noncash unit-based compensation expenses.

Revenues and Other

Oil, Natural Gas and NGL Sales

Oil, natural gas and NGL sales increased approximately $94 million or 21% to approximately $538 million for the three months ended September 30, 2013, from approximately $444 million for the three months ended September 30, 2012, due to higher production volumes and higher oil and natural gas prices partially offset by lower NGL prices. Higher oil and natural gas prices resulted in an increase in revenues of approximately $48 million and $34 million, respectively. Lower NGL prices resulted in a decrease in revenues of approximately $4 million.

Average daily production volumes increased to 823 MMcfe/d during the three months ended September 30, 2013, from 782 MMcfe/d during the three months ended September 30, 2012. Higher oil and natural gas production volumes resulted in an increase in revenues of approximately $13 million and $12 million, respectively. Lower NGL production volumes resulted in a decrease in revenues of approximately $9 million.

The following sets forth average daily production by region:

	Three Months Ended September 30,
	2013	2012	Variance
Average daily production (MMcfe/d):
Mid-Continent	344	351	(7)	(2)%
Hugoton Basin	146	150	(4)	(3)%
Green River Basin	136	98	38	38%
Permian Basin	78	82	(4)	(5)%
Williston/Powder River Basin	50	28	22	79%
Michigan/Illinois	34	35	(1)	(4)%
East Texas	22	25	(3)	(9)%
California	13	13	—	1%

	823	782	41	5%

The decrease in average daily production volumes in the Mid-Continent region primarily reflects a reduction of approximately 23 MMcfe/d of production volumes related to production of the Panther Properties sold on May 31, 2013, partially offset by LINN’s 2012 and 2013 capital drilling programs in the Granite Wash formation. The decrease in average daily production volumes in the Hugoton Basin region reflects downtime related to weather and plant maintenance, and the effects of natural declines, partially offset by the results of LINN’s development capital spending. Average daily production volumes in the Green River Basin region reflect the impact of the acquisition from BP on July 31, 2012, partially offset by a reduction caused by ethane rejection in the region. The decrease in average daily production volumes in the Permian Basin region primarily reflects downtime from third parties’ infrastructure, partially offset by development capital spending. The increase in average daily production volumes in the Williston/Powder River Basin region reflects development capital spending in the Williston and Powder River Basins. The Michigan/Illinois and California regions consist of low-decline asset bases and continue to produce at consistent levels. The decrease in average daily production volumes in the East Texas region primarily reflects the effects of natural declines.

Gains (Losses) on Oil and Natural Gas Derivatives

Losses on oil and natural gas derivatives decreased by approximately $347 million to approximately $64 million for the three months ended September 30, 2013, from approximately $411 million for the three months ended September 30, 2012. Losses on oil and natural gas derivatives decreased primarily due to changes in fair value on unsettled derivatives contracts, partially offset by decreased cash settlements during the period. The fair value on unsettled derivatives contracts changes as future commodity price expectations change compared to the contract prices on the derivatives. If the expected future commodity prices increase compared to the contract prices on the derivatives, losses are recognized; and if the expected future commodity prices decrease compared to the contract prices on the derivatives, gains are recognized.

During the three months ended September 30, 2013, LINN had commodity derivative contracts for approximately 104% of its natural gas production, including natural gas put options used to indirectly hedge NGL revenues, and 127% of its oil production. During the three months ended September 30, 2012, LINN had commodity derivative contracts for approximately 107% of its natural gas production, including natural gas put options used to indirectly hedge NGL revenues, and 104% of its oil production.

LINN determines the fair value of its oil and natural gas derivatives utilizing pricing models that use a variety of techniques, including market quotes and pricing analysis. See “—Quantitative and Qualitative Disclosures About Market Risk” and Note 7 and Note 8 to LINN’s unaudited condensed consolidated financial statements included elsewhere in this joint proxy statement/prospectus for additional information about LINN’s commodity derivatives. For information about LINN’s credit risk related to derivative contracts, see “—Liquidity and Capital Resources—Counterparty Credit Risk.”

Marketing and Other Revenues

Marketing revenues represent third-party activities associated with company-owned gathering systems and plants. Marketing and other revenues increased by approximately $5 million or 33% to approximately $21 million for the three months ended September 30, 2013, from approximately $16 million for the three months ended September 30, 2012, primarily due to higher revenues generated from the Jayhawk natural gas processing plant.

Expenses

Lease Operating Expenses

Lease operating expenses include expenses such as labor, field office, vehicle, supervision, maintenance, tools and supplies and workover expenses. Lease operating expenses decreased by approximately $5 million or 5% to approximately $87 million for the three months ended September 30, 2013, from approximately $92 million for the three months ended September 30, 2012. Lease operating expenses per Mcfe also decreased to $1.15 per Mcfe for the three months ended September 30, 2013, from $1.28 per Mcfe for the three months ended September 30, 2012. Lease operating expenses decreased primarily due to lower rates on newly acquired properties and cost saving initiatives.

Transportation Expenses

Transportation expenses increased by approximately $18 million or 95% to approximately $36 million for the three months ended September 30, 2013, from approximately $18 million for the three months ended September 30, 2012, primarily due to the BP acquisitions in 2012.

Marketing Expenses

Marketing expenses represent third-party activities associated with company-owned gathering systems and plants. Marketing expenses decreased by approximately $5 million or 33% to approximately $10 million for the three months ended September 30, 2013, from approximately $15 million for the three months ended September 30, 2012, primarily due to lower expenses associated with the Jayhawk natural gas processing plant.

General and Administrative Expenses

General and administrative expenses are costs not directly associated with field operations and reflect the costs of employees including executive officers, related benefits, office leases and professional fees. General and administrative expenses were approximately $45 million for both the three months ended September 30, 2013, and September 30, 2012. Higher salaries and benefits related expenses of approximately $2 million, driven primarily by increased employee headcount, higher professional services expenses of approximately $1 million and higher various other expenses of approximately $3 million were offset by lower acquisition related expenses of approximately $6 million. General and administrative expenses per Mcfe decreased to $0.60 per Mcfe for the three months ended September 30, 2013, from $0.63 per Mcfe for the three months ended September 30, 2012, as a result of efficiencies gained from being a larger, more scalable organization.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization increased by approximately $41 million or 25% to approximately $209 million for the three months ended September 30, 2013, from approximately $168 million for the three months ended September 30, 2012. Higher depletion rates and higher total production volumes were the primary reasons for the increased expense. Depreciation, depletion and amortization per Mcfe also increased to $2.76 per Mcfe for the three months ended September 30, 2013, from $2.33 per Mcfe for the three months ended September 30, 2012, primarily due to negative reserve revisions from the prior year, partially offset by lower rates on properties acquired in 2012.

Impairment of Long-Lived Assets

During the three months ended September 30, 2013, LINN recorded an adjustment of approximately $4 million to reflect the fair value less costs to sell the Panther Properties sold in May 2013. See Note 2 to LINN’s unaudited condensed consolidated financial statements included elsewhere in this joint proxy statement/prospectus. An initial adjustment of approximately $15 million was recorded during the second quarter of 2013. LINN recorded no impairment charge for the three months ended September 30, 2012.

Taxes, Other Than Income Taxes

Taxes, other than income taxes, which consist primarily of severance and ad valorem taxes, decreased by approximately $2 million or 4% to approximately $36 million for the three months ended September 30, 2013, from approximately $38 million for the three months ended September 30, 2012. Severance taxes, which are a function of revenues generated from production, increased by approximately $3 million compared to the three months ended September 30, 2012, primarily due to higher production volumes and higher oil and natural gas prices partially offset by lower NGL prices. Ad valorem taxes, which are based on the value of reserves and production equipment and vary by location, decreased by approximately $5 million compared to the three months ended September 30, 2012, primarily due to lower assessed values on LINN’s base properties.

Other Income and (Expenses)

	Three Months Ended September 30,
	2013	2012	Variance
	(in thousands)
Interest expense, net of amounts capitalized	$(103,806)	$(105,697)	$1,891
Loss on extinguishment of debt	(1,117)	—	(1,117)
Other, net	(2,475)	(1,247)	(1,228)

	$(107,398)	$(106,944)	$(454)

Other income and (expenses) increased by approximately $454,000 for the three months ended September 30, 2013, compared to the three months ended September 30, 2012. Interest expense decreased primarily due to LINN’s redemptions of its highest interest rate debt, the Original Senior Notes. See Note 6 to LINN’s unaudited condensed consolidated financial statements included elsewhere in this joint proxy statement/prospectus. In addition, for the three months ended September 30, 2013, LINN recorded a loss on extinguishment of debt as a result of the redemption of the remaining outstanding 2018 Senior Notes. See “—Liquidity and Capital Resources—Debt” for additional details.

Income Tax Expense (Benefit)

LINN is a limited liability company treated as a partnership for federal and state income tax purposes, with the exception of the state of Texas, in which income tax liabilities and/or benefits of LINN are passed through to its unitholders. Limited liability companies are subject to Texas margin tax. In addition, certain of LINN’s subsidiaries are Subchapter C-corporations subject to federal and state income taxes. LINN recognized an income tax benefit of approximately $4 million for the three months ended September 30, 2013, compared to an income tax benefit of approximately $5 million for the three months ended September 30, 2012. Income tax benefit decreased primarily due to higher income subject to Texas margin tax during the three months ended September 30, 2013, compared to the same period in 2012.

Net Income (Loss)

Net loss decreased by approximately $400 million to approximately $30 million for the three months ended September 30, 2013, from approximately $430 million for the three months ended September 30, 2012. The decrease was primarily due to higher production revenues and lower losses on oil and natural gas derivatives, partially offset by higher expenses. See discussions above for explanations of variances.

Nine Months Ended September 30, 2013, Compared to Nine Months Ended September 30, 2012

	Nine Months Ended September 30,
	2013	2012	Variance
	(in thousands)
Revenues and other:
Natural gas sales	$444,124	$227,027	$217,097
Oil sales	810,919	702,863	108,056
NGL sales	233,567	210,314	23,253

Total oil, natural gas and NGL sales	1,488,610	1,140,204	348,406
Gains on oil and natural gas derivatives	154,432	30,273	124,159
Marketing and other revenues	59,405	32,538	26,867

	1,702,447	1,203,015	499,432

Expenses:
Lease operating expenses	259,381	233,755	25,626
Transportation expenses	92,118	50,651	41,467
Marketing expenses	26,696	22,073	4,623
General and administrative expenses (1)	150,302	129,672	20,630
Exploration costs	4,632	1,207	3,425
Depreciation, depletion and amortization	604,962	428,477	176,485
Impairment of long-lived assets	37,962	146,499	(108,537)
Taxes, other than income taxes	108,525	93,736	14,789
Losses on sale of assets and other, net	3,040	1,508	1,532

	1,287,618	1,107,578	180,040

Other income and (expenses)	(319,616)	(290,078)	(29,538)

Income (loss) before income taxes	95,213	(194,641)	289,854
Income tax expense	2,001	4,480	(2,479)

Net income (loss)	$93,212	$(199,121)	$292,333

(1)

General and administrative expenses for the nine months ended September 30, 2013, and September 30, 2012, include approximately $25 million and $20 million, respectively, of noncash unit-based compensation expenses.

	Nine Months Ended September 30,
	2013	2012	Variance
Average daily production:
Natural gas (MMcf/d)	443	318	39%
Oil (MBbls/d)	31.4	28.4	11%
NGL (MBbls/d)	28.0	23.2	21%
Total (MMcfe/d)	800	628	27%
Weighted average prices (unhedged): (1)
Natural gas (Mcf)	$3.67	$2.60	41%
Oil (Bbl)	$94.70	$90.33	5%
NGL (Bbl)	$30.54	$33.04	(8)%
Average NYMEX prices:
Natural gas (MMBtu)	$3.67	$2.59	42%
Oil (Bbl)	$98.14	$96.21	2%
Costs per Mcfe of production:
Lease operating expenses	$1.19	$1.36	(13)%
Transportation expenses	$0.42	$0.29	45%
General and administrative expenses (2)	$0.69	$0.75	(8)%
Depreciation, depletion and amortization	$2.77	$2.49	11%
Taxes, other than income taxes	$0.50	$0.54	(7)%

(1)	Does not include the effect of gains (losses) on derivatives.
(2)

General and administrative expenses for the nine months ended September 30, 2013, and September 30, 2012, include approximately $25 million and $20 million, respectively, of noncash unit-based compensation expenses.

Revenues and Other

Oil, Natural Gas and NGL Sales

Oil, natural gas and NGL sales increased approximately $348 million or 31% to approximately $1.5 billion for the nine months ended September 30, 2013, from approximately $1.1 billion for the nine months ended September 30, 2012, due to higher production volumes and higher natural gas and oil prices partially offset by lower NGL prices. Higher natural gas and oil prices resulted in an increase in revenues of approximately $129 million and $37 million, respectively. Lower NGL prices resulted in a decrease in revenues of approximately $19 million.

Average daily production volumes increased to 800 MMcfe/d during the nine months ended September 30, 2013, from 628 MMcfe/d during the nine months ended September 30, 2012. Higher natural gas, oil and NGL production volumes resulted in an increase in revenues of approximately $88 million, $71 million and $42 million, respectively.

The following sets forth average daily production by region:

	Nine Months Ended September 30,
	2013	2012	Variance
Average daily production (MMcfe/d):
Mid-Continent	327	309	18	6%
Hugoton Basin	143	114	29	26%
Green River Basin	139	33	106	322%
Permian Basin	81	84	(3)	(4)%
Williston/Powder River Basin	41	26	15	59%
Michigan/Illinois	34	35	(1)	(4)%
East Texas	22	14	8	60%
California	13	13	—	(3)%

	800	628	172	27%

The increase in average daily production volumes in the Mid-Continent region primarily reflects LINN’s 2012 and 2013 capital drilling programs in the Granite Wash formation, partially offset by a decrease of approximately 9 MMcfe/d of production volumes related to the production of the Panther Properties sold on May 31, 2013. The increase in average daily production volumes in the Hugoton Basin region primarily reflects the impact of the acquisition from BP on March 30, 2012. Average daily production volumes in the Green River Basin region reflect the impact of the acquisition from BP on July 31, 2012, partially offset by a reduction caused by ethane rejection in the region. The decrease in average daily production volumes in the Permian Basin region primarily reflects downtime from third parties’ infrastructure, partially offset by development capital spending. The increase in average daily production volumes in the Williston/Powder River Basin region reflects the impact of the joint-venture agreement entered into with Anadarko Petroleum Corporation in April 2012 and development capital spending in the Williston Basin. The Michigan/Illinois and California regions consist of low-decline asset bases and continue to produce at consistent levels. Average daily production volumes in the East Texas region reflect the impact of the acquisition on May 1, 2012.

Gains (Losses) on Oil and Natural Gas Derivatives

Gains on oil and natural gas derivatives increased by approximately $124 million to approximately $154 million for the nine months ended September 30, 2013, from approximately $30 million for the nine months ended September 30, 2012. Gains on oil and natural gas derivatives increased primarily due to changes in fair value on unsettled derivatives contracts, partially offset by decreased cash settlements during the period. The results for 2013 and 2012 also include gains of approximately $5 million and $18 million, respectively, related to the recoveries of a bankruptcy claim. See Note 10 to LINN’s unaudited condensed consolidated financial statements included elsewhere in this joint proxy statement/prospectus. The fair value on unsettled derivatives contracts changes as future commodity price expectations change compared to the contract prices on the derivatives. If the expected future commodity prices increase compared to the contract prices on the derivatives, losses are recognized; and if the expected future commodity prices decrease compared to the contract prices on the derivatives, gains are recognized.

During the nine months ended September 30, 2013, LINN had commodity derivative contracts for approximately 107% of its natural gas production, including natural gas put options used to indirectly hedge NGL revenues, and 131% of its oil production. During the nine months ended September 30, 2012, LINN had commodity derivative contracts for approximately 113% of its natural gas production, including natural gas put options used to indirectly hedge NGL revenues, and 106% of its oil production.

LINN determines the fair value of its oil and natural gas derivatives utilizing pricing models that use a variety of techniques, including market quotes and pricing analysis. See “—Quantitative and Qualitative

Disclosures About Market Risk” and Note 7 and Note 8 to LINN’s unaudited condensed consolidated financial statements located elsewhere in this joint proxy statement/prospectus for additional information about the LINN’s commodity derivatives. For information about LINN’s credit risk related to derivative contracts, see “—Liquidity and Capital Resources—Counterparty Credit Risk.”

Marketing and Other Revenues

Marketing revenues represent third-party activities associated with company-owned gathering systems and plants. Marketing and other revenues increased by approximately $26 million or 83% to approximately $59 million for the nine months ended September 30, 2013, from approximately $33 million for the nine months ended September 30, 2012, primarily due to higher revenues generated from the Jayhawk natural gas processing plant.

Expenses

Lease Operating Expenses

Lease operating expenses include expenses such as labor, field office, vehicle, supervision, maintenance, tools and supplies and workover expenses. Lease operating expenses increased by approximately $25 million or 11% to approximately $259 million for the nine months ended September 30, 2013, from approximately $234 million for the nine months ended September 30, 2012. Lease operating expenses increased primarily due to costs associated with properties acquired during 2012. See Note 2 to LINN’s unaudited condensed consolidated financial statements located elsewhere in this joint proxy statement/prospectus. Lease operating expenses per Mcfe decreased to $1.19 per Mcfe for the nine months ended September 30, 2013, from $1.36 per Mcfe for the nine months ended September 30, 2012, primarily due to lower rates on newly acquired properties and cost saving initiatives.

Transportation Expenses

Transportation expenses increased by approximately $41 million or 82% to approximately $92 million for the nine months ended September 30, 2013, from approximately $51 million for the nine months ended September 30, 2012, primarily due to the BP acquisitions in 2012.

Marketing Expenses

Marketing expenses represent third-party activities associated with company-owned gathering systems and plants. Marketing expenses increased by approximately $5 million or 21% to approximately $27 million for the nine months ended September 30, 2013, from approximately $22 million for the nine months ended September 30, 2012, primarily due to higher expenses associated with the Jayhawk natural gas processing plant.

General and Administrative Expenses

General and administrative expenses are costs not directly associated with field operations and reflect the costs of employees including executive officers, related benefits, office leases and professional fees. General and administrative expenses increased by approximately $20 million or 16% to approximately $150 million for the nine months ended September 30, 2013, from approximately $130 million for the nine months ended September 30, 2012. The increase was primarily due to an increase in salaries and benefits related expenses of approximately $16 million, driven primarily by increased employee headcount, an increase in professional services expenses of approximately $4 million and an increase in various other expenses of approximately $5 million, partially offset by a decrease in acquisition related expenses of approximately $5 million. Although general and administrative expenses increased, the unit rate decreased to $0.69 per Mcfe for the nine months ended September 30, 2013, from $0.75 per Mcfe for the nine months ended September 30, 2012, as a result of efficiencies gained from being a larger, more scalable organization.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization increased by approximately $177 million or 41% to approximately $605 million for the nine months ended September 30, 2013, from approximately $428 million for the nine months ended September 30, 2012. Higher depletion rates and higher total production volumes were the primary reasons for the increased expense. Depreciation, depletion and amortization per Mcfe also increased to $2.77 per Mcfe for the nine months ended September 30, 2013, from $2.49 per Mcfe for the nine months ended September 30, 2012, primarily due to negative reserve revisions from the prior year, partially offset by lower rates on properties acquired in 2012.

Impairment of Long-Lived Assets

During the nine months ended September 30, 2013, LINN recorded a noncash impairment charge, before and after tax, of approximately $38 million associated with the write-down of the carrying value of the Panther Properties sold in May 2013. See Note 2 to LINN’s unaudited condensed consolidated financial statements included elsewhere in this joint proxy statement/prospectus. During the nine months ended September 30, 2012, LINN recorded a noncash impairment charge, before and after tax, of approximately $146 million associated with proved oil and natural gas properties related to a decline in commodity prices.

Taxes, Other Than Income Taxes

Taxes, other than income taxes, which consist primarily of severance and ad valorem taxes, increased by approximately $15 million or 16% to approximately $109 million for the nine months ended September 30, 2013, from approximately $94 million for the nine months ended September 30, 2012. Severance taxes, which are a function of revenues generated from production, increased by approximately $10 million compared to the nine months ended September 30, 2012, primarily due to higher production volumes and higher natural gas and oil prices partially offset by lower NGL prices. Ad valorem taxes, which are based on the value of reserves and production equipment and vary by location, increased by approximately $5 million compared to the nine months ended September 30, 2012, primarily due to property acquisitions in 2012.

Other Income and (Expenses)

	Nine Months Ended September 30,
	2013	2012	Variance
	(in thousands)
Interest expense, net of amounts capitalized	$(308,012)	$(277,606)	$(30,406)
Loss on extinguishment of debt	(5,304)	—	(5,304)
Other, net	(6,300)	(12,472)	6,172

	$(319,616)	$(290,078)	$(29,538)

Other income and (expenses) increased by approximately $30 million for the nine months ended September 30, 2013, compared to the nine months ended September 30, 2012. Interest expense increased primarily due to higher outstanding debt during the period and higher amortization of financing fees and expenses associated with the November 2019 Senior Notes, as defined in Note 6 to LINN’s unaudited condensed consolidated financial statements located elsewhere in this joint proxy statement/prospectus, and amendments made to the LINN’s Credit Facility during 2012 and 2013. In addition, for the nine months ended September 30, 2013, LINN recorded a loss on extinguishment of debt of approximately $5 million as a result of the redemption of the remaining outstanding 2017 Senior Notes. See Note 6 to LINN’s unaudited condensed consolidated financial statements located elsewhere in this joint proxy statement/prospectus. See “—Liquidity and Capital Resources—Debt” below for additional details. Other expenses decreased primarily due to no write-offs of deferred financing fees related to the amendment of the Credit Facility for the nine months ended September 30, 2013, compared to approximately $8 million for the nine months ended September 30, 2012.

Income Tax Expense (Benefit)

LINN is a limited liability company treated as a partnership for federal and state income tax purposes, with the exception of the state of Texas, in which income tax liabilities and/or benefits of LINN are passed through to its unitholders. Limited liability companies are subject to Texas margin tax. In addition, certain of LINN’s subsidiaries are Subchapter C-corporations subject to federal and state income taxes. LINN recognized income tax expense of approximately $2 million for the nine months ended September 30, 2013, compared to income tax expense of approximately $4 million for the nine months ended September 30, 2012. Income tax expense decreased primarily due to lower income from LINN’s taxable subsidiaries during the nine months ended September 30, 2013, compared to the same period in 2012.

Net Income (Loss)

Net income increased by approximately $292 million to net income of approximately $93 million for the nine months ended September 30, 2013, from a net loss of approximately $199 million for the nine months ended September 30, 2012. The increase was primarily due to higher production revenues and higher gains on oil and natural gas derivatives, partially offset by higher expenses, including interest. See discussions above for explanations of variances.

Year Ended December 31, 2012, Compared to Year Ended December 31, 2011

	Year Ended December 31,
	2012	2011	Variance
	(in thousands)
Revenues and other:
Natural gas sales	$367,550	$278,714	$88,836
Oil sales	946,304	714,385	231,919
NGL sales	287,326	168,938	118,388

Total oil, natural gas and NGL sales	1,601,180	1,162,037	439,143
Gains on oil and natural gas derivatives (1)	124,762	449,940	(325,178)
Marketing and other revenues	48,298	10,477	37,821

	1,774,240	1,622,454	151,786

Expenses:
Lease operating expenses	317,699	232,619	85,080
Transportation expenses	77,322	28,358	48,964
Marketing expenses	31,821	3,681	28,140
General and administrative expenses (2)	173,206	133,272	39,934
Exploration costs	1,915	2,390	(475)
Depreciation, depletion and amortization	606,150	334,084	272,066
Impairment of long-lived assets	422,499	—	422,499
Taxes, other than income taxes	131,679	78,522	53,157
Losses on sale of assets and other, net	1,539	3,494	(1,955)

	1,763,830	816,420	947,410

Other income and (expenses)	(394,236)	(362,129)	(32,107)

Income (loss) before income taxes	(383,826)	443,905	(827,731)
Income tax expense	2,790	5,466	(2,676)

Net income (loss)	$(386,616)	$438,439	$(825,055)

(1)

During the year ended December 31, 2011, LINN canceled (before the contract settlement date) derivative contracts on estimated future oil and natural gas production resulting in gains of approximately $27 million. The proceeds from the cancellation of the derivative contracts were reallocated within LINN’s derivatives portfolio.

(2)

General and administrative expenses for the years ended December 31, 2012, and December 31, 2011, include approximately $28 million and $21 million, respectively, of noncash unit-based compensation expenses.

	Year Ended December 31,
	2012	2011	Variance
Average daily production:
Natural gas (MMcf/d)	349	175	99%
Oil (MBbls/d)	29.2	21.5	36%
NGL (MBbls/d)	24.5	10.8	127%
Total (MMcfe/d)	671	369	82%

Weighted average prices (unhedged): (1)
Natural gas (Mcf)	$2.87	$4.35	(34)%
Oil (Bbl)	$88.59	$91.24	(3)%
NGL (Bbl)	$32.10	$42.88	(25)%

Average NYMEX prices:
Natural gas (MMBtu)	$2.79	$4.05	(31)%
Oil (Bbl)	$94.20	$95.12	(1)%

Costs per Mcfe of production:
Lease operating expenses	$1.29	$1.73	(25)%
Transportation expenses	$0.31	$0.21	48%
General and administrative expenses (2)	$0.71	$0.99	(28)%
Depreciation, depletion and amortization	$2.47	$2.48	—
Taxes, other than income taxes	$0.54	$0.58	(7)%

(1)	Does not include the effect of gains (losses) on derivatives.
(2)

General and administrative expenses for the years ended December 31, 2012, and December 31, 2011, include approximately $28 million and $21 million, respectively, of noncash unit-based compensation expenses.

Revenues and Other

Oil, Natural Gas and NGL Sales

Oil, natural gas and NGL sales increased by approximately $439 million or 38% to approximately $1.6 billion for the year ended December 31, 2012, from approximately $1.2 billion for the year ended December 31, 2011, due to higher production volumes partially offset by lower commodity prices. Lower natural gas, NGL and oil prices resulted in a decrease in revenues of approximately $189 million, $96 million and $28 million, respectively.

Average daily production volumes increased to 671 MMcfe/d during the year ended December 31, 2012, from 369 MMcfe/d during the year ended December 31, 2011. Higher natural gas, oil and NGL production volumes resulted in an increase in revenues of approximately $277 million, $260 million and $215 million, respectively.

The following sets forth average daily production by region:

	Year Ended December 31,
	2012	2011	Variance
Average daily production (MMcfe/d):
Mid-Continent	313	195	118	61%
Hugoton Basin	120	39	81	208%
Permian Basin	83	73	10	14%
Green River Basin	62	—	62	—
Michigan/Illinois	35	36	(1)	(2)%
Williston/Powder River Basin	29	12	17	129%
East Texas	16	—	16	—
California	13	14	(1)	(6)%

	671	369	302	82%

The increase in average daily production volumes in the Mid-Continent region primarily reflects LINN’s 2011 and 2012 capital drilling programs in the Granite Wash formation, as well as the impact of the acquisition in the Cleveland horizontal play in June 2011 and the acquisition from Plains in December 2011. The increase in average daily production volumes in the Hugoton Basin region primarily reflects the impact of the acquisition from BP in March 2012. The increase in average daily production volumes in the Permian Basin region reflects the impact of acquisitions in 2011 and subsequent development capital spending. Average daily production volumes in the Green River Basin region reflect the impact of the acquisitions in 2012. The Michigan/Illinois and California regions consist of low-decline asset bases and continue to produce at consistent levels. The increase in average daily production volumes in the Williston/Powder River Basin region reflects the impact of acquisitions in 2011 and the joint-venture agreement entered into with Anadarko in April 2012. Average daily production volumes in the East Texas region reflect the impact of the acquisition in May 2012. See Note 2 to LINN’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

Gains on Oil and Natural Gas Derivatives

Gains on oil and natural gas derivatives decreased by approximately $325 million to gains of approximately $125 million for the year ended December 31, 2012, from gains of approximately $450 million for the year ended December 31, 2011. Gains on oil and natural gas derivatives decreased primarily due to the changes in fair value of the derivative contracts, partially offset by increased cash settlements during the year. The results for 2012 also include gains of approximately $22 million related to the recovery of a bankruptcy claim. See Note 11 to LINN’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus. The results for 2011 also include gains of approximately $27 million related to canceled contracts of which the proceeds were reallocated within LINN’s derivatives portfolio. The fair value on unsettled derivatives contracts changes as future commodity price expectations change compared to the contract prices on the derivatives. If the expected future commodity prices increase compared to the contract prices on the derivatives, losses are recognized; and if the expected future commodity prices decrease compared to the contract prices on the derivatives, gains are recognized.

During the year ended December 31, 2012, LINN had commodity derivative contracts for approximately 110% of its natural gas production, including natural gas put options used to indirectly hedge NGL revenues, and 106% of its oil production. During the year ended December 31, 2011, LINN had commodity derivative contracts for approximately 101% of its natural gas production, including natural gas put options used to indirectly hedge NGL revenues, and 101% of its oil production.

LINN determines the fair value of its oil and natural gas derivatives utilizing pricing models that use a variety of techniques, including market quotes and pricing analysis. See “—Quantitative and Qualitative

Disclosures About Market Risk” and Note 7 and Note 8 to LINN’s consolidated financial statements for additional information about LINN’s commodity derivatives. For information about LINN’s credit risk related to derivative contracts, see “—Liquidity and Capital Resources—Counterparty Credit Risk” below.

Marketing and Other Revenues

Marketing revenues represent third-party activities associated with company-owned gathering systems and plants. Marketing and other revenues increased by approximately $38 million or 361% to approximately $48 million for the year ended December 31, 2012, from approximately $10 million for the year ended December 31, 2011, primarily due to revenues generated from the Jayhawk natural gas processing plant acquired from BP in March 2012.

Expenses

Lease Operating Expenses

Lease operating expenses include expenses such as labor, field office, vehicle, supervision, maintenance, tools and supplies and workover expenses. Lease operating expenses increased by approximately $85 million or 37% to approximately $318 million for the year ended December 31, 2012, from approximately $233 million for the year ended December 31, 2011. Lease operating expenses increased primarily due to costs associated with properties acquired during 2011 and 2012. See Note 2 to LINN’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus. Lease operating expenses per Mcfe decreased to $1.29 per Mcfe for the year ended December 31, 2012, from $1.73 per Mcfe for the year ended December 31, 2011, primarily due to lower rates on newly acquired properties and cost saving initiatives.

Transportation Expenses

Transportation expenses increased by approximately $49 million or 173% to approximately $77 million for the year ended December 31, 2012, from approximately $28 million for the year ended December 31, 2011, primarily due to acquisitions in late 2011 and early 2012.

Marketing Expenses

Marketing expenses represent third-party activities associated with company-owned gathering systems and plants. Marketing expenses increased by approximately $28 million or 765% to approximately $32 million for the year ended December 31, 2012, from approximately $4 million for the year ended December 31, 2011, primarily due to expenses associated with the Jayhawk natural gas processing plant acquired from BP in March 2012.

General and Administrative Expenses

General and administrative expenses are costs not directly associated with field operations and reflect the costs of employees including executive officers, related benefits, office leases and professional fees. General and administrative expenses increased by approximately $40 million or 30% to approximately $173 million for the year ended December 31, 2012, from approximately $133 million for the year ended December 31, 2011. The increase was primarily due to an increase in salaries and benefits related expenses of approximately $20 million, driven primarily by increased employee headcount, and an increase in acquisition related expenses of approximately $16 million. Although general and administrative expenses increased, the unit rate decreased to $0.71 per Mcfe for the year ended December 31, 2012, from $0.99 per Mcfe for the year ended December 31, 2011, as a result of efficiencies gained from being a larger, more scalable organization.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization increased by approximately $272 million or 81% to approximately $606 million for the year ended December 31, 2012, from approximately $334 million for the year ended December 31, 2011. Higher total production volumes were the primary reason for the increased expense. Depreciation, depletion and amortization per Mcfe decreased to $2.47 per Mcfe for the year ended December 31, 2012, from $2.48 per Mcfe for the year ended December 31, 2011.

Impairment of Long-Lived Assets

During the year ended December 31, 2012, LINN recorded noncash impairment charges, before and after tax, of approximately $422 million associated with proved oil and natural gas properties related to a decline in commodity prices. LINN recorded no impairment charge for the year ended December 31, 2011. See “—Critical Accounting Policies and Estimates” below for additional information.

Taxes, Other Than Income Taxes

Taxes, other than income taxes, which consist primarily of severance and ad valorem taxes, increased by approximately $53 million or 68% to approximately $132 million for the year ended December 31, 2012, from approximately $79 million for the year ended December 31, 2011. Severance taxes, which are a function of revenues generated from production, increased approximately $21 million compared to the year ended December 31, 2011, primarily due to higher production volumes partially offset by lower commodity prices. Ad valorem taxes, which are based on the value of reserves and production equipment and vary by location, increased by approximately $32 million compared to the year ended December 31, 2011, primarily due to property acquisitions in 2011 and 2012 and higher rates on LINN’s base properties.

Other Income and (Expenses)

	Year Ended December 31,
	2012	2011	Variance
	(in thousands)
Loss on extinguishment of debt	$—	$(94,612)	$94,612
Interest expense, net of amounts capitalized	(379,937)	(259,725)	(120,212)
Other, net	(14,299)	(7,792)	(6,507)

	$(394,236)	$(362,129)	$(32,107)

Other income and (expenses) increased by approximately $32 million during the year ended December 31, 2012, compared to the year ended December 31, 2011. Interest expense increased primarily due to higher outstanding debt during the period and higher amortization of financing fees associated with the May 2019 Senior Notes and the November 2019 Senior Notes, as defined in Note 6 to LINN’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus, and amendments made to LINN’s Credit Facility during 2012. For the year ended December 31, 2011, LINN also recorded a loss on extinguishment of debt of approximately $95 million as a result of the redemptions of and cash tender offers for a portion of the Original Senior Notes. See “—Liquidity and Capital Resources—Debt” below for additional details.

Income Tax Expense

LINN is a limited liability company treated as a partnership for U.S. federal and state income tax purposes, with the exception of the state of Texas, in which income tax liabilities and/or benefits of LINN are passed through to unitholders. Limited liability companies are subject to Texas margin tax. Limited liability companies were also subject to state income taxes in the state of Michigan during 2011. In addition, certain of LINN’s subsidiaries are Subchapter C-corporations subject to U.S. federal and state income taxes. LINN recognized income tax expense of approximately $3 million for the year ended December 31, 2012, compared to approximately $5 million for the same period in 2011. Income tax expense decreased primarily due to lower income in 2012 from LINN’s taxable subsidiaries.

Net Income (Loss)

Net income decreased by approximately $825 million or 188% to a net loss of approximately $387 million for the year ended December 31, 2012, from net income of approximately $438 million for the year ended December 31, 2011. The decrease was primarily due to lower gains on oil and natural gas derivatives and higher impairment charges and other expenses, including interest, partially offset by higher production revenues. See discussions above for explanations of variances.

Year Ended December 31, 2011, Compared to Year Ended December 31, 2010

	Year Ended December 31,
	2011	2010	Variance
	(in thousands)
Revenues and other:
Natural gas sales	$278,714	$211,596	$67,118
Oil sales	714,385	359,996	354,389
NGL sales	168,938	118,462	50,476

Total oil, natural gas and NGL sales	1,162,037	690,054	471,983
Gains on oil and natural gas derivatives (1)	449,940	75,211	374,729
Marketing and other revenues	10,477	7,015	3,462

	1,622,454	772,280	850,174

Expenses:
Lease operating expenses	232,619	158,382	74,237
Transportation expenses	28,358	19,594	8,764
Marketing expenses	3,681	2,716	965
General and administrative expenses (2)	133,272	99,078	34,194
Exploration costs	2,390	5,168	(2,778)
Depreciation, depletion and amortization	334,084	238,532	95,552
Impairment of long-lived assets	—	38,600	(38,600)
Taxes, other than income taxes	78,522	45,182	33,340
Losses on sale of assets and other, net	3,494	6,490	(2,996)

	816,420	613,742	202,678

Other income and (expenses)	(362,129)	(268,585)	(93,544)

Income (loss) before income taxes	443,905	(110,047)	553,952
Income tax expense	5,466	4,241	1,225

Net income (loss)	$438,439	$(114,288)	$552,727

(1)

During the year ended December 31, 2011, LINN canceled (before the contract settlement date) derivative contracts on estimated future oil and natural gas production resulting in gains of approximately $27 million. The proceeds from the cancellation of the derivative contracts were reallocated within LINN’s derivatives portfolio.

(2)

General and administrative expenses for the years ended December 31, 2011, and December 31, 2010, include approximately $21 million and $13 million, respectively, of noncash unit-based compensation expenses.

	Year Ended December 31,
	2011	2010	Variance
Average daily production:
Natural gas (MMcf/d)	175	137	28%
Oil (MBbls/d)	21.5	13.1	64%
NGL (MBbls/d)	10.8	8.3	30%
Total (MMcfe/d)	369	265	39%

Weighted average prices (unhedged): (1)
Natural gas (Mcf)	$4.35	$4.24	3%
Oil (Bbl)	$91.24	$75.16	21%
NGL (Bbl)	$42.88	$39.14	10%

Average NYMEX prices:
Natural gas (MMBtu)	$4.05	$4.40	(8)%
Oil (Bbl)	$95.12	$79.53	20%

Costs per Mcfe of production:
Lease operating expenses	$1.73	$1.64	5%
Transportation expenses	$0.21	$0.20	5%
General and administrative expenses (2)	$0.99	$1.02	(3)%
Depreciation, depletion and amortization	$2.48	$2.46	1%
Taxes, other than income taxes	$0.58	$0.47	23%

(1)	Does not include the effect of gains (losses) on derivatives.
(2)

General and administrative expenses for the years ended December 31, 2011, and December 31, 2010, include approximately $21 million and $13 million, respectively, of noncash unit-based compensation expenses.

Revenues and Other

Oil, Natural Gas and NGL Sales

Oil, natural gas and NGL sales increased by approximately $472 million or 68% to approximately $1.2 billion for the year ended December 31, 2011, from approximately $690 million for the year ended December 31, 2010, due to higher commodity prices and higher production volumes. Higher oil, NGL and natural gas prices resulted in an increase in revenues of approximately $126 million, $15 million and $7 million, respectively.

Average daily production volumes increased to 369 MMcfe/d during the year ended December 31, 2011, from 265 MMcfe/d during the year ended December 31, 2010. Higher oil, natural gas and NGL production volumes resulted in an increase in revenues of approximately $228 million, $60 million and $36 million, respectively.

The following sets forth average daily production by region:

	Year Ended December 31,
	2011	2010	Variance
Average daily production (MMcfe/d):
Mid-Continent	195	157	38	24%
Hugoton Basin	39	41	(2)	(6)%
Permian Basin	73	31	42	134%
Michigan/Illinois	36	22	14	61%
Williston/Powder River Basin	12	—	12	—
California	14	14	—	—

	369	265	104	39%

The increase in average daily production volumes in the Mid-Continent region primarily reflects LINN’s 2010 and 2011 capital drilling programs in the Granite Wash formation, as well as the impact of the acquisition in the Cleveland horizontal play in June 2011. The decrease in average daily production volumes in the Hugoton Basin region reflects downtime related to weather and third-party plant maintenance, and the effects of natural declines, partially offset by the results of LINN’s drilling and optimization programs. The increase in average daily production volumes in the Permian Basin region reflects the impact of acquisitions in 2010 and 2011 and subsequent development capital spending. The increase in average daily production volumes in the Michigan/Illinois region reflects the full year impact of acquisitions in the second and fourth quarters of 2010. Average daily production volumes in the Williston/Powder River Basin region reflect the impact of LINN’s acquisitions in this region in 2011. The California region consists of a low-decline asset base and continues to produce at a consistent level.

Gains on Oil and Natural Gas Derivatives

Gains on oil and natural gas derivatives increased by approximately $375 million to gains of approximately $450 million for the year ended December 31, 2011, from gains of approximately $75 million for the year ended December 31, 2010. Gains on oil and natural gas derivatives increased primarily due to the changes in fair value of the derivative contracts, partially offset by decreased cash settlements during the year. The results for 2011 also include gains of approximately $27 million related to canceled contracts of which the proceeds were reallocated within LINN’s derivatives portfolio. The fair value on unsettled derivatives contracts changes as future commodity price expectations change compared to the contract prices on the derivatives. If the expected future commodity prices increase compared to the contract prices on the derivatives, losses are recognized; and if the expected future commodity prices decrease compared to the contract prices on the derivatives, gains are recognized.

During the year ended December 31, 2011, LINN had commodity derivative contracts for approximately 101% of its natural gas production, including natural gas put options used to indirectly hedge NGL revenues, and 101% of its oil production. During the year ended December 31, 2010, LINN had commodity derivative contracts for approximately 114% of its natural gas production, including natural gas put options used to indirectly hedge NGL revenues, and 97% of its oil production.

LINN determines the fair value of its oil and natural gas derivatives utilizing pricing models that use a variety of techniques, including market quotes and pricing analysis. See “—Quantitative and Qualitative Disclosures About Market Risk” and Note 7 and Note 8 to LINN’s consolidated financial statements for additional information about LINN’s commodity derivatives. For information about LINN’s credit risk related to derivative contracts, see “—Liquidity and Capital Resources—Counterparty Credit Risk” below.

Expenses

Lease Operating Expenses

Lease operating expenses include expenses such as labor, field office, vehicle, supervision, maintenance, tools and supplies and workover expenses. Lease operating expenses increased by approximately $75 million or 47% to approximately $233 million for the year ended December 31, 2011, from approximately $158 million for the year ended December 31, 2010. Lease operating expenses per Mcfe also increased to $1.73 per Mcfe for the year ended December 31, 2011, from $1.64 per Mcfe for the year ended December 31, 2010. Lease operating expenses increased primarily due to costs associated with properties acquired during 2010 and 2011. See Note 2 to LINN’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus. Temporary oil handling costs in the Granite Wash formation and higher post-acquisition maintenance costs in the Permian Basin also contributed to the increase.

Transportation Expenses

Transportation expenses increased by approximately $9 million or 45% to approximately $28 million for the year ended December 31, 2011, from approximately $19 million for the year ended December 31, 2010, primarily due to higher production volumes.

General and Administrative Expenses

General and administrative expenses are costs not directly associated with field operations and reflect the costs of employees including executive officers, related benefits, office leases and professional fees. General and administrative expenses increased by approximately $34 million or 35% to approximately $133 million for the year ended December 31, 2011, from approximately $99 million for the year ended December 31, 2010. The increase was primarily due to an increase in salaries and benefits related expenses of approximately $26 million, driven primarily by increased employee headcount, an increase in professional services expense of approximately $3 million and an increase in acquisition integration expenses of approximately $3 million. General and administrative expenses per Mcfe decreased to $0.99 per Mcfe for the year ended December 31, 2011, from $1.02 per Mcfe for the year ended December 31, 2010, due to higher production volumes.

Exploration Costs

Exploration costs decreased by approximately $3 million or 54% to approximately $2 million for the year ended December 31, 2011, from approximately $5 million for the year ended December 31, 2010. The decrease was primarily due to lower leasehold impairment expenses on unproved properties.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization increased by approximately $95 million or 40% to approximately $334 million for the year ended December 31, 2011, from approximately $239 million for the year ended December 31, 2010. Higher total production volumes were the primary reason for the increased expense. Depreciation, depletion and amortization per Mcfe also increased to $2.48 per Mcfe for the year ended December 31, 2011, from $2.46 per Mcfe for the year ended December 31, 2010.

Impairment of Long-Lived Assets

LINN recorded no impairment charge for the year ended December 31, 2011. During the year ended December 31, 2010, LINN recorded a noncash impairment charge of approximately $39 million primarily associated with the impairment of proved oil and natural gas properties related to an unfavorable marketing contract. See “—Critical Accounting Policies and Estimates” below for additional information.

Taxes, Other Than Income Taxes

Taxes, other than income taxes, which consist primarily of severance and ad valorem taxes, increased by approximately $34 million or 74% to approximately $79 million for the year ended December 31, 2011, from approximately $45 million for the year ended December 31, 2010. Severance taxes, which are a function of revenues generated from production, increased approximately $31 million compared to the year ended December 31, 2010, primarily due to higher commodity prices and higher production volumes. Ad valorem taxes, which are based on the value of reserves and production equipment and vary by location, increased by approximately $3 million compared to the year ended December 31, 2010, primarily due to property acquisitions in 2011.

Other Income and (Expenses)

	Year Ended December 31,
	2011	2010	Variance
	(in thousands)
Loss on extinguishment of debt	$(94,612)	$—	$(94,612)
Interest expense, net of amounts capitalized	(259,725)	(193,510)	(66,215)
Settlements on interest rate derivatives	—	(8,021)	8,021
Cash settlements on canceled interest rate derivatives	—	(123,865)	123,865
Changes in fair value on unsettled interest rate derivatives	—	63,978	(63,978)
Other, net	(7,792)	(7,167)	(625)

	$(362,129)	$(268,585)	$(93,544)

Other income and (expenses) increased by approximately $94 million during the year ended December 31, 2011, compared to the year ended December 31, 2010. Interest expense increased primarily due to higher outstanding debt during the period and higher amortization of financing fees associated with the 2019 Senior Notes and the 2010 Issued Senior Notes, as defined in Note 6 to LINN’s consolidated financial statements for the year ended December 31, 2011, included elsewhere in this joint proxy statement/prospectus. In addition, in May 2011 LINN entered into a Fifth Amended and Restated Credit Facility, which also resulted in higher amortization of financing fees. For the year ended December 31, 2011, LINN also recorded a loss on extinguishment of debt of approximately $95 million as a result of the redemptions of and cash tender offers for a portion of the Original Senior Notes. The year ended December 31, 2010 included approximately $68 million in losses on interest rate derivatives. See “—Liquidity and Capital Resources—Debt” for additional details.

Income Tax Expense

LINN is a limited liability company treated as a partnership for U.S. federal and state income tax purposes, with the exception of the state of Texas, in which income tax liabilities and/or benefits of LINN passed through to unitholders. Limited liability companies are subject to Texas margin tax. Limited liability companies were also subject to state income taxes in the state of Michigan during 2011 and 2010. In addition, certain of LINN’s subsidiaries are Subchapter C-corporations subject to U.S. federal and state income taxes. LINN recognized income tax expense of approximately $5 million for the year ended December 31, 2011, compared to approximately $4 million for the same period in 2010. Income tax expense increased primarily due to higher income in 2011 from LINN’s taxable subsidiaries.

Net Income (Loss)

Net income increased by approximately $552 million or 484% to approximately $438 million for the year ended December 31, 2011, from a net loss of approximately $114 million for the year ended December 31, 2010. The increase was primarily due higher revenues, partially offset by higher expenses, including interest. See discussions above for explanations of variances.

Reserve Replacement Metrics

LINN calculates two primary reserve metrics: (i) reserve replacement cost and (ii) reserve replacement ratio, to measure its ability to establish a long-term trend of adding reserves at a reasonable cost. The reserve replacement cost calculation provides an assessment of the cost of adding reserves that is ultimately included in depreciation, depletion and amortization expense. The reserve replacement ratio is an indicator of LINN’s ability to replenish annual production volumes and grow reserves. The metrics are calculated as follows:

Reserve replacement cost per Mcfe	=	Oil and natural gas capital costs expended (1)
Sum of reserve additions (2)

Reserve replacement ratio	=	Sum of reserve additions (2)
Annual production

(1)

Oil and natural gas capital costs expended include the costs of property acquisition, exploration and development activities conducted to add reserves and exclude asset retirement costs. LINN expects to incur development costs in the future for proved undeveloped reserves; such future costs are excluded from costs expended and are not considered in the reserve replacement metrics presented herein.

(2)

Reserve additions include proved reserves (developed and undeveloped) and reflect reserve revisions for prices and performance, extensions, discoveries and other additions and acquisitions and do not include unproved reserve quantities.

The reserve replacement metrics are presented separately, both: (i) including and excluding the impact of price revisions on reserves, to demonstrate the effectiveness of LINN’s drilling program exclusive of economic factors (such as price) outside of its control and (ii) including and excluding acquisitions, to demonstrate LINN’s ability to add reserves through its drilling program and through acquisitions. Reserve replacement cost and reserve replacement ratio are non-GAAP financial measures. The methods used by LINN to calculate these measures may differ from methods used by other companies to compute similar measures. As a result, LINN’s measures may not be comparable to similar measures provided by other companies. LINN believes that providing such measures is useful in evaluating the cost to add proved reserves; however, these measures should not be considered in isolation or as a substitute for GAAP measures. The reserve replacement cost per Mcfe and reserve replacement ratio are statistical indicators that have limitations, including their predictive and comparative value. The reserve replacement ratio is limited because it may vary widely based on the extent and timing of new discoveries, project sanctioning and property acquisitions. In addition, since the reserve replacement ratio does not consider the development cost or timing of future production of new reserves, it should not be used as a measure of value creation.

The following presents reserve replacement cost and reserve replacement ratio including and excluding the effect of price revisions on reserves:

	Including Price Revisions				Excluding Price Revisions
	Year Ended December 31,				Year Ended December 31,
	2012		2011	2010	2012	2011	2010
Costs per Mcfe:
Reserve replacement cost, including acquisitions	$2.26		$2.37	$1.63	$1.97	$2.46	$1.94
Reserve replacement cost, excluding acquisitions (finding and development cost)	NM	(1)	$1.94	$0.79	$6.92	$2.15	$1.57

Percentage of production:
Reserve replacement ratio, including acquisitions	680%		674%	1,014%	781%	651%	854%
Reserve replacement ratio, excluding acquisitions	NM	(1)	244%	321%	63%	221%	161%

(1)	Not meaningful due to the impact of a significant decrease in year-end natural gas prices at December 31, 2012, compared to December 31, 2011.

LINN considers the cost of premiums paid for put options as an investment related to its underlying oil and natural gas properties and includes the cost of acquisition-related derivatives in the transaction economics. For the years ended December 31, 2012, December 31, 2011, and December 31, 2010, LINN paid premiums of approximately $583 million, $134 million and $120 million, respectively, for derivatives designed to reduce its exposure to fluctuations in commodity prices. The amounts paid were for derivative instruments that hedged production for multiple years. Of these amounts, approximately $320 million, $52 million and $21 million was paid for derivatives specifically related to the acquisitions consummated by LINN during the respective years.

If the premiums paid for derivatives were included in the reserve replacement cost calculations for the year ended December 31, 2012, the reserve replacement cost per Mcfe including price revisions and acquisitions would have been approximately $2.61. The reserve replacement cost including price revisions and excluding acquisitions is not meaningful for the year ended December 31, 2012, due to the impact of a significant decrease in year-end natural gas prices at December 31, 2012, compared to December 31, 2011. For the year ended December 31, 2012, the reserve replacement cost per Mcfe excluding price revisions and including acquisitions would have been approximately $2.27 and approximately $8.63 excluding price revisions and acquisitions. If the premiums paid for derivatives were included in the reserve replacement cost calculations for the years ended December 31, 2011 and December 31, 2010, the reserve replacement cost per Mcfe including price revisions and acquisitions would have been approximately $2.52 and $1.75, respectively and approximately $2.19 and $1.11, respectively, including price revisions and excluding acquisitions. For the same periods, the reserve replacement cost per Mcfe excluding price revisions and including acquisitions would have been approximately $2.62 and $2.08, respectively, and approximately $2.43 and $2.21, respectively, excluding price revisions and acquisitions.

Amounts used in these calculations are derived directly from the data presented in “Supplemental Oil and Natural Gas Data (Unaudited)” in LINN’s consolidated financial statements for the year ended December 31, 2012, included elsewhere in this joint proxy statement/prospectus. The following provides a reconciliation of oil and natural gas capital costs used in these calculations to its most directly comparable financial measure calculated and presented in accordance with GAAP:

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Costs incurred in oil and natural gas property acquisition, exploration and development	$3,779,713	$2,158,639	$1,602,086
Less:
Asset retirement costs	(4,675)	(2,427)	(748)
Property acquisition costs	(2,712,543)	(1,516,737)	(1,356,430)

Oil and natural gas capital costs expended, excluding acquisitions	$1,062,495	$639,475	$244,908

Liquidity and Capital Resources

LINN utilizes funds from debt and equity offerings, borrowings under its Amended Credit Facility and net cash provided by operating activities for capital resources and liquidity. To date, the primary use of capital has been for acquisitions and the development of oil and natural gas properties. For the nine months ended September 30, 2013 and the year ended December 31, 2012, LINN’s total capital expenditures, excluding acquisitions, were approximately $912 million and $1.1 billion, respectively. For 2013, LINN estimates its total capital expenditures, excluding acquisitions, will be approximately $1.15 billion, including approximately $1 billion related to its oil and natural gas capital program and approximately $67 million related to its plant and pipeline capital. This estimate reflects amounts for the development of properties associated with acquisitions (see Note 2 to LINN’s unaudited condensed consolidated financial statements and Note 2 to LINN’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus), is under continuous review and subject to ongoing adjustments. LINN expects to fund these capital expenditures primarily with net cash provided by operating activities and borrowings under its Amended Credit Facility.

As LINN pursues growth, it continually monitors the capital resources available to meet future financial obligations and planned capital expenditures. LINN’s future success in growing reserves and production volumes will be highly dependent on the capital resources available and its success in drilling for or acquiring additional reserves. LINN actively reviews acquisition opportunities on an ongoing basis. If LINN were to make significant additional acquisitions for cash, it would need to borrow additional amounts under the Amended Credit Facility, if available, or obtain additional debt or equity financing. The Amended Credit Facility and indentures governing the Senior Notes impose certain restrictions on LINN’s ability to obtain additional debt financing. Based upon current expectations, LINN believes liquidity and capital resources will be sufficient to conduct its business and operations. For additional information about the risk that LINN may not have sufficient net cash provided by operating activities to maintain its distribution and other risk factors that could affect LINN, see “Risk Factors—Risks Relating to LINN’s Business.”

Statements of Cash Flows

The following is a comparative cash flow summary:

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(in thousands)
Net cash:
Provided by operating activities (1)	$940,511	$144,431	$350,907	$518,706	$270,918
Used in investing activities	(827,165)	(3,234,779)	(3,684,829)	(2,130,360)	(1,581,408)
Provided by (used in) financing activities	(87,109)	3,090,388	3,334,051	1,376,767	1,524,260

Net increase (decrease) in cash and cash equivalents	$26,237	$40	$129	$(234,887)	$213,770

(1)

The nine months ended September 30, 2012, are net of payments made for commodity derivative premiums of approximately $583 million. The years ended December 31, 2012, December 31, 2011, and December 31, 2010, are net of payments made for commodity derivative premiums of approximately $583 million, $134 million and $120 million, respectively.

Operating Activities

Cash provided by operating activities for the nine months ended September 30, 2013, was approximately $941 million, compared to approximately $144 million for the nine months ended September 30, 2012. The increase was primarily due to no premiums paid for derivatives during the nine months ended September 30, 2013, compared to approximately $583 million in premiums paid during the same period in 2012. Premiums paid for commodity derivatives decreased primarily due to reduced acquisition activity during the nine months ended September 30, 2013, as compared to the nine months ended September 30, 2012. Lower premiums and higher revenues primarily due to increased production volumes were partially offset by higher expenses.

Cash provided by operating activities for the year ended December 31, 2012, was approximately $351 million, compared to approximately $519 million for the year ended December 31, 2011. The decrease was primarily due to approximately $583 million in premiums paid for commodity derivatives during the year ended December 31, 2012, compared to $134 million in premiums paid during the year ended December 31, 2011. Premiums paid for commodity derivatives increased primarily due to increased acquisition activity during the year ended December 31, 2012, as compared to the year ended December 31, 2011. Higher premiums and expenses were partially offset by increased revenues primarily due to higher production volumes.

Cash provided by operating activities was approximately $519 million for the year ended December 31, 2011, compared to approximately $271 million for the year ended December 31, 2010. The increase was primarily due to higher production volumes and commodity prices partially offset by higher expenses.

Premiums paid during the nine months ended September 30, 2012, and during the years ended December 31, 2012, 2011, and 2010, were for commodity derivative contracts that hedge future production. LINN hedges a substantial portion of its production to reduce exposure to fluctuations in the prices of oil and natural gas and provide long-term cash flow predictability to manage its business, service debt and pay distributions. The majority of LINN’s hedges are in the form of fixed price swaps, which are entered into on market terms and without cost. LINN’s ability to enter into swaps is governed by covenants under its Amended Credit Facility which limit the maximum percentage of forecasted future production that may be hedged using swaps to 80% for the current calendar year and the following four calendar years and 70% thereafter. In prior years, LINN has chosen to purchase put options, primarily in connection with acquisitions, to hedge certain volumes in excess of volumes already hedged with swaps to achieve greater downside commodity price protection. Put options require the payment of a premium, which LINN pays in cash at the time of execution and no additional amounts are payable in the future under the contracts.

When LINN evaluates new hedging plans, it considers a variety of factors, including general characteristics of the asset to be hedged, such as commodity type and expectations for production growth, general availability of a liquid market to enter into new hedges, volumes, prices and duration of swaps that comply with the Amended Credit Facility covenants, and attributes associated with put options, such as time value, volatility and premiums for various strike prices relative to swap reference prices. Specifically, for acquisitions which it chose to hedge in part with put options, LINN typically set a budget of approximately 10% of the acquisition contract price to purchase put options covering associated production volumes for multiple years into the future.

The appropriate level of production to be hedged is an ongoing consideration and is based on a variety of factors, including current and future expected commodity market prices, cost and availability of put option contracts, the level of acquisition activity and LINN’s overall risk profile, including leverage and size and scale considerations. As a result, the appropriate percentage of production volumes to be hedged may change over time. See Note 7 and Note 8 to LINN’s consolidated financial statements and LINN’s unaudited condensed consolidated financial statements included elsewhere in this joint proxy statement/prospectus for additional details about LINN’s commodity derivatives.

Investing Activities

The following provides a comparative summary of cash flow from investing activities:

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(in thousands)
Cash flow from investing activities:
Acquisition of oil and natural gas properties and joint-venture funding	$(192,871)	$(2,487,767)	$(2,640,475)	$(1,500,193)	$(1,351,033)
Capital expenditures	(844,591)	(748,450)	(1,045,079)	(629,864)	(223,013)
Proceeds from sale of properties and equipment and other	210,297	1,438	725	(303)	(7,362)

	$(827,165)	$(3,234,779)	$(3,684,829)	$(2,130,360)	$(1,581,408)

The primary use of cash in investing activities is for capital spending, including acquisitions and the development of LINN’s oil and natural gas properties. The decrease was primarily due to no significant acquisitions consummated during the nine months ended September 30, 2013, compared to a total of four acquisitions of properties in the Hugoton Basin, Williston/Powder River Basin, East Texas and Green River Basin regions during the same period in 2012. See Note 2 to LINN’s unaudited condensed consolidated financial statements included elsewhere in this joint proxy statement/prospectus for additional details of acquisitions. Capital expenditures increased primarily due to capital additions for pipelines and supporting facilities in the Granite Wash formation, as well as development activities of properties acquired in 2012 in the Hugoton Basin, Williston/Powder River Basin and Green River Basin regions. Proceeds from sale of properties and equipment and other for the nine months ended September 30, 2013, include approximately $219 million in net proceeds received for the sale of the Panther Properties in May 2013. See Note 2 to LINN’s unaudited condensed consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

Cash used in investing activities for the year ended December 31, 2012, primarily relates to acquisitions of properties in the Hugoton Basin, Williston/Powder River Basin, East Texas and Green River Basin regions. See Note 2 to LINN’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus for additional details of acquisitions. Development expenditures are higher primarily due to increased drilling activities in the Granite Wash formation.

Cash used in investing activities for the year ended December 31, 2011, primarily relates to acquisitions of properties in the Williston/Powder River Basin, Permian Basin and Mid-Continent regions. See Note 2 to LINN’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus for additional details of acquisitions. The year ended December 31, 2011, also includes a deposit of approximately $9 million returned to LINN by the other party to a purchase and sale agreement (“PSA”) terminated by LINN in 2010.

Cash used in investing activities for the year ended December 31, 2010, primarily relates to acquisitions and the development of properties in the Permian Basin, Mid-Continent and Michigan/Illinois regions. The year ended December 31, 2010, also includes a deposit made by LINN of approximately $9 million and held by the other party to a PSA terminated by LINN. See Note 2 to LINN’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

Financing Activities

Cash used in financing activities for the nine months ended September 30, 2013, was approximately $87 million, compared to cash provided by financing activities of approximately $3.1 billion for the nine months ended September 30, 2012. The decrease in financing cash flow needs was primarily attributable to reduced acquisition activity during the nine months ended September 30, 2013.

Cash provided by financing activities for the year ended December 31, 2012, was approximately $3.3 billion compared to approximately $1.4 billion for the year ended December 31, 2011. The increase in financing cash flow needs was primarily attributable to increased acquisitions and development activity during the year ended December 31, 2012. In comparison, cash provided by financing activities was approximately $1.5 billion for the year ended December 31, 2010.

The following provides a comparative summary of proceeds from borrowings and repayments of debt:

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(in thousands)
Proceeds from borrowings:
Credit Facility	$1,260,000	$3,130,000	$3,640,000	$1,790,000	$1,050,000
Senior Notes	—	1,799,802	1,799,802	744,240	2,250,816

	$1,260,000	$4,929,802	$5,439,802	$2,534,240	$3,300,816

Repayments of debt:
Credit Facility	$(735,000)	$(2,085,000)	$(3,400,000)	$(850,000)	$(2,150,000)
Senior Notes	(54,898)	—	—	(451,029)	—

	$(789,898)	$(2,085,000)	$(3,400,000)	$(1,301,029)	$(2,150,000)

Debt

In April 2013, LINN entered into the Amended Credit Facility which provides for a revolving credit facility up to the lesser of: (i) the then-effective borrowing base and (ii) the maximum commitment amount of $4.0 billion. The borrowing base remained unchanged at $4.5 billion and does not include any assets to be acquired in the pending transaction with Berry. See Note 2 to LINN’s unaudited condensed consolidated financial statements included elsewhere in this joint proxy statement/prospectus. The maturity is April 2018. The Amended Credit Facility is substantially similar to the previous Credit Facility with revisions to permit the transactions related to the acquisition of Berry and to designate Berry as an unrestricted subsidiary under the agreement. At September 30, 2013, the borrowing capacity under the Amended Credit Facility was approximately $2.3 billion, which includes a $5 million reduction in availability for outstanding letters of credit.

At LINN’s election, interest on borrowings under the Amended Credit Facility is determined by reference to either the London Interbank Offered Rate (“LIBOR”) plus an applicable margin between 1.5% and 2.5% per annum (depending on the then-current level of borrowings under the Amended Credit Facility) or the alternate base rate (“ABR”) plus an applicable margin between 0.5% and 1.5% per annum (depending on the then-current level of borrowings under the Amended Credit Facility). Interest is generally payable quarterly for loans bearing interest based on the ABR and at the end of the applicable interest period for loans bearing interest at LIBOR. LINN is required to pay a commitment fee to the lenders under the Amended Credit Facility, which accrues at a rate per annum between 0.375% and 0.5% on the average daily unused amount of the lesser of: (i) the maximum commitment amount of the lenders and (ii) the then-effective borrowing base.

LINN’s obligations under the Amended Credit Facility are secured by mortgages on its and certain of its material subsidiaries’ oil and natural gas properties and other personal property as well as a pledge of all ownership interests in its direct and indirect material subsidiaries. Additionally, the obligations under the Amended Credit Facility are guaranteed by all of LINN’s material subsidiaries and are required to be guaranteed by any future material subsidiaries.

As of September 30, 2013 and December 31, 2012, 2011 and 2010, LINN was in compliance with all financial and other covenants of the Amended Credit Facility. If an event of default would occur and were continuing, LINN would be unable to make borrowings and its financial condition and liquidity would be adversely affected. For information related to the Amended Credit Facility, see Note 6 to LINN’s unaudited condensed consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

On March 2, 2012, LINN issued $1.8 billion in aggregate principal amount of 6.25% senior notes due November 2019 and used the net proceeds of approximately $1.77 billion to fund the Hugoton Acquisition. See Note 2 to LINN’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus. The remaining proceeds were used to repay indebtedness under the Credit Facility and for general corporate purposes.

On May 8, 2012, LINN filed a registration statement on Form S-4 to register exchange notes that are identical in all material respects to those of the outstanding May 2019 Senior Notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes do not apply to the exchange notes. On September 24, 2012, the registration statement was declared effective and LINN commenced an offer to exchange any and all of its $750 million outstanding principal amount of May 2019 Senior Notes for an equal amount of new May 2019 Senior Notes. The offer expired on October 23, 2012.

On March 22, 2013, LINN filed a registration statement on Form S-4 to register exchange notes that are identical in all material respects to those of the outstanding November 2019 Senior Notes, except that transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes do not apply to the exchange notes. As of November 4, 2013, the registration statement has not been declared effective and due to the pending SEC inquiry (see Note 16 to LINN’s unaudited condensed consolidated financial statements located elsewhere in this joint proxy statement/prospectus), the timing for the registration statement to be declared effective is uncertain. See “Additional Information About LinnCo, LLC—Business—SEC Inquiry” and “Additional Information About Linn Energy, LLC—Business—Recent Developments—SEC Inquiry”. Accordingly, beginning on April 8, 2013, interest accruing on the November 2019 Senior Notes increased by 0.25%, and will increase by an additional 0.25% on the 90th, 180th and 270th day after such date until such registration statement is declared effective and LINN completes an offer to exchange the November 2019 Senior Notes for registered notes. Such additional interest is expected to be approximately $5 million through November 2013 and will continue to increase until the registration statement is declared effective.

In accordance with the provisions of the indenture related to the 2017 Senior Notes, in June 2013, LINN redeemed the remaining outstanding principal amount of approximately $41 million. In accordance with the provisions of the indenture related to the 2018 Senior Notes, in July 2013, LINN redeemed the remaining outstanding principal amount of approximately $14 million.

LINN depends, in part, on the Amended Credit Facility for future capital needs. In addition, LINN has drawn on the Amended Credit Facility to fund or partially fund cash distribution payments. Absent such borrowings, LINN would have at times experienced a shortfall in cash available to pay the declared cash distribution. See “Distribution Practices” above. If an event of default occurs and is continuing under the Amended Credit Facility, LINN would be unable to make borrowings to fund distributions. For additional information about this matter and other risk factors that could affect LINN, see “Risk Factors—Risks Relating to LINN’s Business.”

Counterparty Credit Risk

LINN accounts for its commodity derivatives and, when applicable, its interest rate derivatives at fair value. LINN’s counterparties are current participants or affiliates of participants in the Amended Credit Facility or were participants or affiliates of participants in the Credit Facility at the time it originally entered into the derivatives. The Amended Credit Facility is secured by LINN’s oil, natural gas and NGL reserves; therefore, LINN is not required to post any collateral. LINN does not receive collateral from its counterparties. LINN minimizes the credit risk in derivative instruments by: (i) limiting its exposure to any single counterparty; (ii) entering into derivative instruments only with counterparties that meet LINN’s minimum credit quality standard, or have a guarantee from an affiliate that meets LINN’s minimum credit quality standard; and (iii) monitoring the creditworthiness of LINN’s counterparties on an ongoing basis. In accordance with LINN’s standard practice, its commodity derivatives are subject to counterparty netting under agreements governing such derivatives and therefore the risk of loss due to counterparty nonperformance is somewhat mitigated.

LinnCo IPO

On October 17, 2012, LinnCo completed its IPO of 34,787,500 common shares representing limited liability company interests to the public at a price of $36.50 per share ($34.858 per share, net of underwriting discount and structuring fee) for net proceeds of approximately $1.2 billion (after underwriting discount and structuring fee of approximately $57 million). The net proceeds LinnCo received from the offering were used to acquire 34,787,500 LINN units which are equal to the number of LinnCo common shares sold in the offering. LINN used the proceeds from the sale of the units to LinnCo to pay the expenses of the offering and repay a portion of the outstanding indebtedness under the Credit Facility.

Public Offering of Units

In January 2012, LINN sold 19,550,000 units representing limited liability company interests at $35.95 per unit ($34.512 per unit, net of underwriting discount) for net proceeds of approximately $674 million (after underwriting discount and offering expenses of approximately $28 million). LINN used the net proceeds from the sale of these units to repay a portion of the indebtedness outstanding under the Credit Facility.

In March 2011, LINN sold 16,726,067 units representing limited liability company interests at $38.80 per unit ($37.248 per unit, net of underwriting discount) for net proceeds of approximately $623 million (after underwriting discount and offering expenses of approximately $26 million). LINN used a portion of the net proceeds from the sale of these units to fund the March 2011 redemptions of a portion of the outstanding 2017 Senior Notes and 2018 Senior Notes and to fund the cash tender offers and related expenses for a portion of the remaining 2017 Senior Notes and 2018 Senior Notes. See Note 6 to LINN’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus. LINN used the remaining net proceeds from the sale of units to finance a portion of the March 31, 2011, acquisition in the Williston/Powder Basin region.

Equity Distribution Agreement

In August 2011, LINN entered into an equity distribution agreement, pursuant to which it may from time to time issue and sell units representing limited liability company interests having an aggregate offering price of up to $500 million. Sales of units, if any, will be made through a sales agent by means of ordinary brokers’ transactions, in block transactions, or as otherwise agreed with the agent. LINN expects to use the net proceeds from any sale of the units for general corporate purposes, which may include, among other things, capital expenditures, acquisitions and the repayment of debt.

In January 2012, LINN, under its equity distribution agreement, issued and sold 1,539,651 units representing limited liability company interests at an average unit price of $38.02 for proceeds of approximately $57 million (net of approximately $1 million in commissions). In connection with the issue and sale of these units, LINN also incurred professional service expenses of approximately $700,000. LINN used the net proceeds for general corporate purposes, including the repayment of a portion of the indebtedness outstanding under its Credit Facility. At December 31, 2012, units equaling approximately $411 million in aggregate offering price remained available to be issued and sold under the agreement.

In September 2011, LINN issued and sold 16,060 units representing limited liability company interests at an average unit price of $38.25 for proceeds of approximately $602,000 (net of approximately $12,000 in commissions). In December 2011, LINN issued and sold 772,104 units representing limited liability company interests at an average unit price of $38.03 for proceeds of approximately $29 million (net of approximately $587,000 in commissions). In connection with the issue and sale of these units, LINN also incurred professional service expenses of approximately $139,000. LINN used the net proceeds for general corporate purposes, including the repayment of a portion of the indebtedness outstanding under the Credit Facility.

Unit Repurchase Plan

In October 2008, the LINN board of directors authorized the repurchase of up to $100 million of LINN’s outstanding units from time to time on the open market or in negotiated purchases. In August 2011, LINN repurchased 400,000 units at an average unit price of $32.98 for a total cost of approximately $13 million. In addition, in October 2011, LINN repurchased 129,734 units at an average unit price of $32.08 for a total cost of approximately $4 million. At September 30, 2013, approximately $56 million was available for unit repurchase under the program.

Distributions

Under LINN’s limited liability company agreement, LINN’s unitholders are entitled to receive a distribution of available cash, which includes cash on hand plus borrowings less any reserves established by the LINN board of directors to provide for the proper conduct of LINN’s business (including reserves for future capital expenditures, including drilling, acquisitions and anticipated future credit needs) or to fund distributions over the next four quarters. The following provides a summary of distributions paid by LINN in 2013 through October 25, 2013 and during the year ended December 31, 2012:

Date Paid	Distributions Per Unit	Total Distributions
		(in millions)
October 2013	$0.2416	$57
September 2013	$0.2416	$57
August 2013	$0.2416	$57
July 2013	$0.2416	$57
May 2013	$0.725	$170
February 2013	$0.725	$171
November 2012	$0.725	$170
August 2012	$0.725	$145
May 2012	$0.725	$144
February 2012	$0.69	$138

In April 2013, LINN’s board of directors approved a change in its distribution policy that provides a distribution with respect to any quarter may be made, at the discretion of the board of directors, (i) within 45 days following the end of each quarter or (ii) in three equal installments within 15, 45 and 75 days following the end of each quarter.

On July 1, 2013, LINN’s board of directors declared a cash distribution of $0.725 per unit with respect to the second quarter of 2013, to be paid in three equal monthly installments of $0.2416 per unit. The first monthly distribution, totaling approximately $57 million, was paid on July 15, 2013, to unitholders of record as of the close of business on July 10, 2013. The second monthly distribution, totaling approximately $57 million, was paid by LINN on August 14, 2013, to unitholders of record as of the close of business on August 12, 2013. The third monthly distribution, totaling approximately $57 million, was paid by LINN on September 13, 2013, to unitholders of record as of the close of business on September 10, 2013.

On October 1, 2013, LINN’s board of directors declared a cash distribution of $0.725 per unit with respect to the third quarter of 2013, to be paid in three monthly installments of $0.2416 per unit. The first monthly distribution, totaling approximately $57 million, was paid by LINN on October 17, 2013, to unitholders of record as of the close of business on October 11, 2013.

Off-Balance Sheet Arrangements

LINN does not currently have any off-balance sheet arrangements.

Contingencies

LINN has been named as a defendant in a number of lawsuits, including claims from royalty owners related to disputed royalty payments and royalty valuations. LINN has established reserves that management currently believes are adequate to provide for potential liabilities based upon its evaluation of these matters. With respect to a certain statewide class action case, the parties in this case are currently engaged in settlement negotiations and based on the current status of those negotiations, LINN estimates a range of possible loss of $1 million to $4.5 million, for which an appropriate reserve has been established. For a certain statewide class action royalty payment dispute where a reserve has not yet been established, LINN has denied that it has any liability on the claims and has raised arguments and defenses that, if accepted by the court, will result in no loss to LINN.

Discovery related to class certification has concluded. Briefing and the hearing on class certification have been deferred by court order pending the Tenth Circuit Court of Appeals’ resolution of interlocutory appeals of two unrelated class certification orders. As a result, LINN is unable to estimate a possible loss, or range of possible loss, if any. In addition, LINN is involved in various other disputes arising in the ordinary course of business. LINN is not currently a party to any litigation or pending claims that it believes would have a material adverse effect on its overall business, financial position, results of operations or liquidity; however, cash flow could be significantly impacted in the reporting periods in which such matters are resolved.

On March 21, 2013, a purported stockholder class action captioned Nancy P. Assad Trust v. Berry Petroleum Co., et al. was filed in the District Court for the City and County of Denver, Colorado, No. 13-CV-31365. The action names as defendants Berry, the members of its board of directors, HoldCo, Bacchus Merger Sub, LinnCo, LINN and LinnCo Merger Sub. On April 5, 2013, an amended complaint was filed, which alleges that the individual defendants breached their fiduciary duties in connection with the transactions by engaging in an unfair sales process that resulted in an unfair price for Berry, by failing to disclose all material information regarding the transactions, and that the entity defendants aided and abetted those breaches of fiduciary duty. The amended complaint seeks a declaration that the transactions are unlawful and unenforceable, an order directing the individual defendants to comply with their fiduciary duties, an injunction against consummation of the transactions, or, in the event they are completed, rescission of the transactions, an award of fees and costs, including attorneys’ and experts’ fees and expenses, and other relief. On May 21, 2013, the Colorado District Court stayed and administratively closed the Nancy P. Assad Trust action in favor of the Hall action described below that is pending in the Delaware Court of Chancery.

On April 12, 2013, a purported stockholder class action captioned David Hall v. Berry Petroleum Co., et al. was filed in the Delaware Court of Chancery, C.A. No. 8476-VCG. The complaint names as defendants Berry, the members of its board of directors, HoldCo, Bacchus Merger Sub, LinnCo, LINN and LinnCo Merger Sub. The complaint alleges that the individual defendants breached their fiduciary duties in connection with the transactions by engaging in an unfair sales process that resulted in an unfair price for Berry, by failing to disclose all material information regarding the transactions, and that the entity defendants aided and abetted those breaches of fiduciary duty. The complaint seeks a declaration that the transactions are unlawful and unenforceable, an order directing the individual defendants to comply with their fiduciary duties, an injunction against consummation of the transactions, or, in the event they are completed, rescission of the transactions, an award of fees and costs, including attorneys’ and experts’ fees and expenses, and other relief. LINN and LinnCo are unable to estimate a possible loss, or range of possible loss, if any, at this time.

The Texas Federal Actions, as previously defined, each assert claims under Sections 10(b) and 20(a) of the Exchange Act based on allegations that LINN made false or misleading statements relating to its hedging strategy, the cash flow available for distribution to unitholders, and LINN’s production. The Texas Federal Actions and the New York Federal Actions, as previously defined, have now been consolidated in the United States District Court for the Southern District of New York. The Gentry Action asserts additional claims under Sections 11 and 15 of the Securities Act based on alleged misstatements relating to these issues in the prospectus and registration statement for LinnCo’s IPO. The cases are in their preliminary stages and it is possible that additional similar actions could be filed. As a result, LINN and LinnCo are unable to estimate a possible loss, or range of possible loss, if any.

The Donio Action, as previously defined, asserts claims under Sections 10(b) and 20(a) of the Exchange Act based on allegations that LINN made false or misleading statements relating to its hedging strategy, the cash flow available for distribution to unitholders, and LINN’s production. The Luciano Action, as previously defined, asserts claims under Sections 11 and 15 of the Securities Act based on alleged misstatements relating to LINN’s hedging strategy, the cash flow available for distribution to unitholders, and LINN’s energy production in the prospectus and registration statement for LinnCo’s IPO. Several additional class action cases substantially similar to the Luciano Action and the Donio Action were subsequently filed in the Southern District of New York and assigned to the same judge. The cases are in their preliminary stages and it is possible that additional similar actions could be filed. As a result, LINN and LinnCo are unable to estimate a possible loss, or range of possible loss, if any.

The Texas Derivative Actions, as previously defined, assert derivative claims on behalf of LINN against the individual defendants for alleged breaches of fiduciary duty, waste of corporate assets, mismanagement, abuse of control, and unjust enrichment based on factual allegations similar to those in the Texas Federal Actions and the New York Federal Actions. The cases are in their preliminary stages. It is possible that additional similar actions could be filed in the District Court of Harris County, Texas, or in other jurisdictions. As a result, LINN is unable to estimate a possible loss, or range of possible loss, if any.

During the nine months ended September 30, 2013 and the years ended December 31, 2012, December 31, 2011, and December 31, 2010, LINN made no significant payments to settle any legal, environmental or tax proceedings. LINN regularly analyzes current information and accrues for probable liabilities on the disposition of certain matters as necessary. Liabilities for loss contingencies arising from claims, assessments, litigation or other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Commitments and Contractual Obligations

With the exception of LINN’s redemption of the 2017 Senior Notes and the 2018 Senior Notes, there have been no significant changes to LINN’s contractual obligations from December 31, 2012. See Note 6 to LINN’s unaudited condensed consolidated financial statements and Note 6 to LINN’s audited financial statements included elsewhere in this joint proxy statement/prospectus. The following summarizes, as of December 31, 2012, certain long-term contractual obligations that are reflected in the consolidated balance sheets and/or disclosed in the accompanying notes thereto:

	Payments Due
Contractual Obligations	Total	2013	2014 – 2015	2016 – 2017	2018 and Beyond
	(in thousands)
Long-term debt obligations:
Credit Facility	$1,180,000	$—	$—	$1,180,000	$—
Senior Notes (1)	4,904,898	—	—	40,737	4,864,161
Interest (2)	2,666,850	380,306	760,612	740,784	785,148
Operating lease obligations:
Office, property and equipment leases	37,375	6,459	13,378	8,777	8,761
Other noncurrent liabilities:
Asset retirement obligations	151,974	5,221	6,483	5,724	134,546
Other:
Commodity derivatives	5,027	26	1,639	3,362	—

	$8,946,124	$392,012	$782,112	$1,979,384	$5,792,616

(1)

Does not give effect to the redemption of the remaining outstanding principal amount of $14 million in July 2013 on LINN’s 2018 Senior Notes and the redemption of the remaining outstanding principal amount of $41 million in June 2013 on LINN’s 2017 Senior Notes.

(2)

Represents interest on the Credit Facility computed at the weighted average LIBOR of 1.97% through maturity in April 2017 and interest on the Original Senior Notes, May 2019 Senior Notes, November 2019 Senior Notes, and the 2010 Issued Senior Notes, as defined in Note 6, computed at fixed rates of 11.75%, 9.875%, 6.50%, 6.25%, 8.625% and 7.75% through maturities in May 2017, July 2018, May 2019, November 2019, April 2020 and February 2021, respectively.

Capital Structure

LINN’s capitalization is presented below:

	September 30,	December 31,
	2013	2012	2011
	(in thousands)
Cash and cash equivalents	$27,480	$1,243	$1,114

Credit facility	1,705,000	$1,180,000	$940,000
Senior notes due 2017, net	—	39,399	39,183
Senior notes due 2018, net	—	13,941	13,913
Senior notes due May 2019, net	745,636	745,172	744,593
Senior notes due November 2019, net	1,799,834	1,799,818	—
Senior notes due 2020, net	1,276,096	1,274,169	1,271,856
Senior notes due 2021, net	986,307	985,318	984,112

	6,512,873	6,037,817	3,993,657
Total unitholders’ capital	4,040,158	4,427,180	3,428,910

	10,553,031	$10,464,997	$7,422,567

Regulatory Matters

On August 15, 2012, the EPA issued final rules that subject oil and natural gas production, processing, transmission and storage operations to regulation under the New Source Performance Standards (“NSPS”) and National Emission Standards for Hazardous Air Pollutants (“NESHAP”) programs. The EPA rules include NSPS standards for completions of hydraulically fractured natural gas wells. These standards require that prior to January 1, 2015, owners/operators reduce volatile organic compounds emissions from natural gas not sent to the gathering line during well completion either by flaring or by capturing the gas using green completions with a completion combustion device. Beginning January 1, 2015, operators must capture the gas and make it available for use or sale, which can be done through the use of green completions. The standards are applicable to newly fractured wells as well as existing wells that are refractured. Further, the finalized regulations also establish specific new requirements, effective in 2012, for emissions from compressors, controllers, dehydrators, storage tanks, gas processing plants and certain other equipment. These rules may require changes to LINN’s operations, including the installation of new equipment to control emissions.

LINN cannot predict how future environmental laws and regulations may impact its properties or operations. For the nine months ended September 30, 2013, LINN did not incur any material capital expenditures for installation of remediation or pollution control equipment at any of its facilities. LINN is not aware of any environmental issues or claims that will require material capital expenditures during 2013 or that will otherwise have a material impact on its financial position, results of operations or cash flows.

Critical Accounting Policies and Estimates

The discussion and analysis of LINN’s financial condition and results of operations is based upon the condensed consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires LINN to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. LINN evaluates its estimates and assumptions on a regular basis. LINN bases estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in the preparation of financial statements.

Below are expanded discussions of LINN’s more significant accounting policies, estimates and judgments, i.e., those that reflect more significant estimates and assumptions used in the preparation of its financial statements. See Note 1 to LINN’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus for details about additional accounting policies and estimates made by LINN management.

Recently Issued Accounting Standards

In December 2011, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The ASU requires disclosure of both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The ASU is to be applied retrospectively and is effective for periods beginning on or after January 1, 2013. LINN adopted the ASU effective January 1, 2013. The adoption of the requirements of the ASU, which expanded disclosures, had no effect on LINN’s financial position or results of operations.

In May 2011, the FASB issued an ASU that further addresses fair value measurement accounting and related disclosure requirements. The ASU clarifies the FASB’s intent regarding the application of existing fair value measurement and disclosure requirements, changes the fair value measurement requirements for certain financial instruments, and sets forth additional disclosure requirements for other fair value measurements. The ASU is to be applied prospectively and is effective for periods beginning after December 15, 2011. LINN adopted the ASU effective January 1, 2012. The adoption of the requirements of the ASU, which expanded disclosures, had no effect on LINN’s results of operations or financial position.

Oil and Natural Gas Reserves

Proved reserves are based on the quantities of oil, natural gas and NGL that by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain. The independent engineering firm D&M, prepared a reserve and economic evaluation of all of LINN properties on a well-by-well basis as of December 31, 2012, and the reserve estimates reported herein were prepared by D&M. The reserve estimates were reviewed and approved by LINN’s senior engineering staff and management, with final approval by its Executive Vice President and Chief Operating Officer.

Reserves and their relation to estimated future net cash flows impact LINN’s depletion and impairment calculations. As a result, adjustments to depletion and impairment are made concurrently with changes to reserve estimates. The process performed by the independent engineers to prepare reserve amounts included their estimation of reserve quantities, future producing rates, future net revenue and the present value of such future net revenue, based in part on data provided by LINN. The estimates of reserves conform to the guidelines of the SEC, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years.

The accuracy of reserve estimates is a function of many factors including the following: the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgments of the individuals preparing the estimates. In addition, reserve estimates are a function of many assumptions, all of which could deviate significantly from actual results. As such, reserve estimates may materially vary from the ultimate quantities of oil, natural gas and NGL eventually recovered. For additional information regarding estimates of reserves, including the standardized measure of discounted future net cash flows, see “Supplemental Oil and Natural Gas Data (Unaudited)” in LINN’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

Oil and Natural Gas Properties

Proved Properties

LINN accounts for oil and natural gas properties in accordance with the successful efforts method. In accordance with this method, all leasehold and development costs of proved properties are capitalized and amortized on a unit-of-production basis over the remaining life of the proved reserves and proved developed reserves, respectively.

LINN evaluates the impairment of its proved oil and natural gas properties on a field-by-field basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The carrying values of proved properties are reduced to fair value when the expected undiscounted future cash flows are less than net book value. The fair values of proved properties are measured using valuation techniques consistent with the income approach, converting future cash flows to a single discounted amount. Significant inputs used to determine the fair values of proved properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. The underlying commodity prices embedded in LINN’s estimated cash flows are the product of a process that begins with NYMEX forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that LINN management believes will impact realizable prices. Costs of retired, sold or abandoned properties that constitute a part of an amortization base are charged or credited, net of proceeds, to accumulated depreciation, depletion and amortization unless doing so significantly affects the unit-of-production amortization rate, in which case a gain or loss is recognized currently. Gains or losses from the disposal of other properties are recognized currently. Expenditures for maintenance and repairs necessary to maintain properties in operating condition are expensed as incurred. Estimated dismantlement and abandonment costs are capitalized, net of salvage, at their estimated net present value and amortized on a unit-of-production basis over the remaining life of the related proved developed reserves. LINN capitalizes interest on borrowed funds related to its share of costs associated with the drilling and completion of new oil and natural gas wells. Interest is capitalized only during the periods in which these assets are brought to their intended use. LINN capitalized interest costs of approximately $2 million for the years ended December 31, 2012, and December 31, 2011, and approximately $1 million for the year ended December 31, 2010.

Impairment of Proved Properties

Based on the analysis described above, LINN recorded noncash impairment charges, before and after tax, of approximately $422 million associated with proved oil and natural gas properties related to lower commodity prices for the year ended December 31, 2012, and a noncash impairment charge, before and after tax, of approximately $39 million primarily associated with proved oil and natural gas properties related to an unfavorable marketing contract for the year ended December 31, 2010. LINN recorded no impairment charge for the year ended December 31, 2011. The carrying values of the impaired proved properties were reduced to fair value, estimated using inputs characteristic of a Level 3 fair-value measurement. The charges are included in “impairment of long-lived assets” on the consolidated statements of operations.

Unproved Properties

Costs related to unproved properties include costs incurred to acquire unproved reserves. Because these reserves do not meet the definition of proved reserves, the related costs are not classified as proved properties. The fair values of unproved properties are measured using valuation techniques consistent with the income approach, converting future cash flows to a single discounted amount. Significant inputs used to determine the fair values of unproved properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. The market-based weighted average cost of capital rate is subjected to additional project-specific risking factors. Unproved leasehold costs are capitalized and amortized on a composite basis if individually insignificant, based on past success, experience and average lease-term lives. Individually significant leases are reclassified to proved properties if successful and expensed on a lease by lease basis if unsuccessful or the lease term expires. Unamortized leasehold costs related to successful exploratory drilling are reclassified to proved properties and depleted on a unit-of-production basis. LINN assesses unproved properties for impairment quarterly on the basis of its experience in similar situations and other factors such as the primary lease terms of the properties, the average holding period of unproved properties, and the relative proportion of such properties on which proved reserves have been found in the past.

Exploration Costs

Geological and geophysical costs, delay rentals, amortization and impairment of unproved leasehold costs and costs to drill exploratory wells that do not find proved reserves are expensed as exploration costs. The costs of any exploratory wells are carried as an asset if the well finds a sufficient quantity of reserves to justify its capitalization as a producing well and as long as LINN is making sufficient progress towards assessing the reserves and the economic and operating viability of the project. LINN recorded noncash leasehold impairment expenses related to unproved properties of approximately $2 million for the years ended December 31, 2012, and December 31, 2011, and approximately $5 million for the year ended December 31, 2010, which are included in “exploration costs” on the consolidated statements of operations.

Revenue Recognition

Sales of oil, natural gas and NGL are recognized when the product has been delivered to a custody transfer point, persuasive evidence of a sales arrangement exists, the rights and responsibility of ownership pass to the purchaser upon delivery, collection of revenue from the sale is reasonably assured, and the sales price is fixed or determinable.

LINN has elected the entitlements method to account for natural gas production imbalances. Imbalances occur when LINN sells more or less than its entitled ownership percentage of total natural gas production. In accordance with the entitlements method, any amount received in excess of LINN’s share is treated as a liability. If LINN receives less than its entitled share, the underproduction is recorded as a receivable. At December 31, 2012, and December 31, 2011, LINN had natural gas production imbalance receivables of approximately $28 million and $19 million, respectively, which are included in “accounts receivable – trade, net” on the consolidated balance sheets and natural gas production imbalance payables of approximately $18 million and $9 million, respectively, which are included in “accounts payable and accrued expenses” on the consolidated balance sheets.

LINN engages in the purchase, gathering and transportation of third-party natural gas and subsequently markets such natural gas to independent purchasers under separate arrangements. As such, LINN separately reports third-party marketing sales and natural gas marketing expenses.

Asset Retirement Obligations

LINN has the obligation to plug and abandon oil and natural gas wells and related equipment at the end of production operations. Estimated asset retirement costs are recognized when the obligation is incurred, and are amortized over proved developed reserves using the unit-of-production method. Accretion expense is included in “depreciation, depletion and amortization” on the consolidated statements of operations. The fair values of additions to the asset retirement obligations are estimated using valuation techniques that convert future cash flows to a single discounted amount. Significant inputs to the valuation include estimates of: (i) plug and abandon costs per well based on existing regulatory requirements; (ii) remaining life per well; (iii) future inflation factors; and (iv) a credit-adjusted risk-free interest rate. Revisions in estimated liabilities can result from revisions of estimated inflation rates, escalating retirement costs and changes in the estimated timing of settling asset retirement obligations. See Note 10 to LINN’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

Derivative Instruments

LINN uses derivative financial instruments to reduce exposure to fluctuations in the prices of oil and natural gas. By removing a significant portion of the price volatility associated with future production, LINN expects to mitigate, but not eliminate, the potential effects of variability in cash flow from operations due to fluctuations in commodity prices. These transactions are primarily in the form of swap contracts and put options. A swap contract specifies a fixed price that LINN will receive from the counterparty as compared to floating market prices, and on the settlement date LINN will receive or pay the difference between the swap price and the market price. A put option requires LINN to pay the counterparty a premium equal to the fair value of the option at the purchase date and receive from the counterparty the excess, if any, of the fixed price floor over the market price at the settlement date. In addition, LINN may from time to time enter into derivative contracts in the form of interest rate swaps to minimize the effects of fluctuations in interest rates. Currently, LINN has no outstanding derivative contracts in the form of interest rate swaps.

Derivative instruments (including certain derivative instruments embedded in other contracts that require bifurcation) are recorded at fair value and included on the consolidated balance sheets as assets or liabilities. LINN did not designate these contracts as cash flow hedges; therefore, the changes in fair value of these instruments are recorded in current earnings. LINN determines the fair value of its oil and natural gas derivatives utilizing pricing models that use a variety of techniques, including market quotes and pricing analysis. Inputs to the pricing models include publicly available prices and forward price curves generated from a compilation of data gathered from third parties. LINN management validates the data provided by third parties by understanding the pricing models used, obtaining market values from other pricing sources, analyzing pricing data in certain situations and confirming that those securities trade in active markets. See Note 7 and Note 8 to LINN’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus for additional details about LINN’s derivative financial instruments. See “—Quantitative and Qualitative Disclosures About Market Risk” for sensitivity analysis regarding LINN’s derivative financial instruments.

Acquisition Accounting

LINN accounts for business combinations under the acquisition method of accounting (see Note 2 to LINN’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus). Accordingly, LINN recognizes amounts for identifiable assets acquired and liabilities assumed equal to their estimated acquisition date fair values. Transaction and integration costs associated with business combinations are expensed as incurred.

LINN makes various assumptions in estimating the fair values of assets acquired and liabilities assumed. As fair value is a market-based measurement, it is determined based on the assumptions that market participants would use. The most significant assumptions relate to the estimated fair values of proved and unproved oil and natural gas properties. The fair values of these properties are measured using valuation techniques that convert future cash flows to a single discounted amount. Significant inputs to the valuation include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. The market-based weighted average cost of capital rate is subjected to additional project-specific risking factors. To compensate for the inherent risk of estimating and valuing unproved properties, the discounted future net revenues of probable and possible reserves are reduced by additional risk-weighting factors. In addition, when appropriate, LINN reviews comparable purchases and sales of oil and natural gas properties within the same regions, and uses that data as a proxy for fair market value; i.e., the amount a willing buyer and seller would enter into in exchange for such properties.

Any excess of the acquisition price over the estimated fair value of net assets acquired is recorded as goodwill while any excess of the estimated fair value of net assets acquired over the acquisition price is recorded in current earnings as a gain. Deferred taxes are recorded for any differences between the assigned values and the tax basis of assets and liabilities. Estimated deferred taxes are based on available information concerning the tax basis of assets acquired and liabilities assumed and loss carryforwards at the acquisition date, although such estimates may change in the future as additional information becomes known.

While the estimated fair values of the assets acquired and liabilities assumed have no effect on cash flow, they can have an effect on future results of operations. Generally, higher fair values assigned to oil and natural gas properties result in higher future depreciation, depletion and amortization expense, which results in decreased future net earnings. Also, a higher fair value assigned to oil and natural gas properties, based on higher future estimates of commodity prices, could increase the likelihood of impairment in the event of lower commodity prices or higher operating costs than those originally used to determine fair value. The recording of impairment expense has no effect on cash flow but results in a decrease in net income for the period in which the impairment is recorded.

Legal, Environmental and Other Contingencies

A provision for legal, environmental and other contingencies is charged to expense when the loss is probable and the cost can be reasonably estimated. Determining when expenses should be recorded for these contingencies and the appropriate amounts of the accrual is subject to an estimation process that requires subjective judgment of management. In many cases, management’s judgment is based on the advice and opinions of legal counsel and other advisers, the interpretation of laws and regulations which can be interpreted differently by regulators and/or courts of law, the experience of LINN and other companies dealing with similar matters, and management’s decision on how it intends to respond to a particular matter; for example, a decision to contest it vigorously or a decision to seek a negotiated settlement. LINN’s management closely monitors known and potential legal, environmental and other contingencies and periodically determines when it should record losses for these items based on information available to LINN.

Unit-Based Compensation

LINN recognizes expense for unit-based compensation over the requisite service period in an amount equal to the fair value of unit-based payments granted to employees and nonemployee directors. See Note 1 and Note 5 to LINN’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

Quantitative and Qualitative Disclosures About Market Risk

The primary objective of the following information is to provide forward-looking quantitative and qualitative information about potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in commodity prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how LINN views and manages its ongoing market risk exposures. All of LINN’s market risk sensitive instruments were entered into for purposes other than trading.

The following should be read in conjunction with the financial statements and related discussion included elsewhere in this joint proxy statement/prospectus.

LinnCo

The nature of LinnCo’s business and operations is such that no activities or transactions are conducted or entered into by LinnCo that would require it to have a discussion under this item.

LINN

Commodity Price Risk

An important part of LINN’s business strategy includes hedging a significant portion of its forecasted production to reduce exposure to fluctuations in the prices of oil and natural gas and provide long-term cash flow predictability to manage its business, service debt and pay distributions. The current direct NGL hedging market is constrained in terms of price, volume, duration and number of counterparties, which limits LINN’s ability to effectively hedge its NGL production. As a result, currently, LINN directly hedges only its oil and natural gas production. By removing a significant portion of the price volatility associated with future production, LINN expects to mitigate, but not eliminate, the potential effects of variability in net cash provided by operating activities due to fluctuations in commodity prices.

LINN enters into commodity hedging transactions primarily in the form of swap contracts that are designed to provide a fixed price and, from time to time, put options that are designed to provide a fixed price floor with the opportunity for upside. LINN enters into these transactions with respect to a portion of its projected production to provide an economic hedge of the risk related to the future commodity prices received. LINN does not enter into derivative contracts for trading purposes. There have been no significant changes to LINN’s objectives, general strategies or instruments used to manage LINN’s commodity price risk exposures from the year ended December 31, 2012.

LINN maintains a substantial portion of its hedges in the form of swap contracts. From time to time, LINN has chosen to purchase put option contracts primarily in connection with acquisition activity to hedge volumes in excess of those already hedged with swap contracts. The appropriate level of production to be hedged is an ongoing consideration and is based on a variety of factors, including current and future expected commodity market prices, cost and availability of put option contracts, the level of acquisition activity and LINN’s overall risk profile, including leverage and size and scale considerations. As a result, the appropriate percentage of production volumes to be hedged may change over time. To date in 2013, LINN has not purchased any put options.

In certain historical periods, LINN paid an incremental premium to increase the fixed price floors on existing put options because LINN typically hedges multiple years in advance and in some cases commodity prices had increased significantly beyond the initial hedge prices. As a result, LINN determined that the existing put option strike prices did not provide reasonable downside protection in the context of the current market.

At September 30, 2013, the fair value of fixed price swaps and put contracts was a net asset of approximately $805 million. A 10% increase in the index oil and natural gas prices above the September 30, 2013, prices would result in a net asset of approximately $75 million, which represents a decrease in the fair value of approximately $730 million; conversely, a 10% decrease in the index oil and natural gas prices below September 30, 2013, prices would result in a net asset of approximately $1.6 billion, which represents an increase in the fair value of approximately $777 million.

At December 31, 2012, the fair value of fixed price swaps and put option contracts was a net asset of approximately $899 million. A 10% increase in the index oil and natural gas prices above December 31, 2012, prices would result in a net liability of approximately $29 million, which represents a decrease in the fair value of approximately $928 million; conversely, a 10% decrease in the index oil and natural gas prices below December 31, 2012 prices would result in a net asset of approximately $1.8 billion, which represents an increase in the fair value of approximately $946 million. At December 31, 2011, the fair value of fixed price swaps and put contracts was a net asset of approximately $605 million.

LINN determines the fair value of its oil and natural gas derivatives utilizing pricing models that use a variety of techniques, including market quotes and pricing analysis. Inputs to the pricing models include publicly available prices and forward price curves generated from a compilation of data gathered from third parties. LINN management validates the data provided by third parties by understanding the pricing models used, obtaining market values from other pricing sources, analyzing pricing data in certain situations and confirming that those securities trade in active markets.

The prices of oil, natural gas and NGL have been extremely volatile, and LINN expects this volatility to continue. Prices for these commodities may fluctuate widely in response to relatively minor changes in the supply of and demand for such commodities, market uncertainty and a variety of additional factors that are beyond its control. Actual gains or losses recognized related to LINN’s derivative contracts will likely differ from those estimated at September 30, 2013 and December 31, 2012, and will depend exclusively on the price of the commodities on the specified settlement dates provided by the derivative contracts.

LINN cannot be assured that its counterparties will be able to perform under its derivative contracts. If a counterparty fails to perform and the derivative arrangement is terminated, LINN’s cash flow and ability to pay distributions could be impacted.

Interest Rate Risk

At September 30, 2013, LINN had long-term debt outstanding under its Amended Credit Facility of approximately $1.7 billion, which incurred interest at floating rates. See note 6 to LINN’s unaudited condensed consolidated financial statements located elsewhere in this joint proxy statement/prospectus. A 1% increase in the LIBOR would result in an estimated $17 million increase in annual interest expense.

At December 31, 2012, LINN had long-term debt outstanding under its Credit Facility of approximately $1.2 billion, which incurred interest at floating rates. A 1% increase in the LIBOR would result in an estimated $12 million increase in annual interest expense.

Counterparty Credit Risk

LINN accounts for its commodity derivatives and, when applicable, its interest rate derivatives at fair value on a recurring basis. See Note 8 to LINN’s unaudited condensed consolidated financial statements located elsewhere in this joint proxy statement/prospectus. The fair value of these derivative financial instruments includes the impact of assumed credit risk adjustments, which are based on LINN’s and counterparties’ published credit ratings, public bond yield spreads and credit default swap spreads, as applicable.

At September 30, 2013, the average public bond yield spread utilized to estimate the impact of LINN’s credit risk on derivative liabilities was approximately 1.36%. A 1% increase in the average public bond yield spread would result in no significant increase or decrease in net income for the nine months ended September 30, 2013. At September 30, 2013, the credit default swap spreads utilized to estimate the impact of counterparties’ credit risk on derivative assets ranged between 0% and 3.22%. A 1% increase in each of the counterparties’ credit default swap spreads would result in an estimated $14 million decrease in net income for the nine months ended September 30, 2013.

At December 31, 2012, the average public bond yield spread utilized to estimate the impact of LINN’s credit risk on derivative liabilities was approximately 2.47%. A 1% increase in the average public bond yield spread would result in an estimated $131,000 increase in net income for the year ended December 31, 2012. At December 31, 2012, the credit default swap spreads utilized to estimate the impact of counterparties’ credit risk on derivative assets ranged between 0% and 3.22%. A 1% increase in each of the counterparties’ credit default swap spreads would result in an estimated $9 million decrease in net income for the year ended December 31, 2012.

MANAGEMENT

LINN’s business and affairs are managed by executive officers and a board of directors. LINN’s executive officers are Mark E. Ellis, Kolja Rockov, Arden L. Walker, Jr. and David B. Rottino. LINN’s directors are George A. Alcorn, David D. Dunlap, Mark E. Ellis, Michael C. Linn, Joseph P. McCoy and Jeffrey C. Swoveland. The following table sets forth specific information for Messrs. Dunlap and Swoveland. All of LINN’s directors are elected annually. Executive officers are appointed for one-year terms. For biographical information regarding LINN’s executive officers and regarding LINN’s other directors, Messrs. Ellis, Alcorn, Linn and McCoy, see “Additional Information About LinnCo, LLC—Management” above.

Name	Age	Position with LinnCo	Position with LINN
David D. Dunlap	52	Not applicable	Independent Director

Jeffrey C. Swoveland	57	Not applicable	Independent Director

David D. Dunlap was appointed to the LINN board of directors in May 2012. Mr. Dunlap is an independent director. Mr. Dunlap also served on the LinnCo board of directors from May 2012 until February 2013. Mr. Dunlap serves on the LINN Audit, Compensation, Nominating and Governance and Conflicts Committees. Mr. Dunlap is President and Chief Executive Officer and Director of Superior Energy Services, Inc. (“Superior”) a position that he has held since April 2010. Prior to joining Superior, Mr. Dunlap was Executive Vice President and Chief Operating Officer for BJ Services Company (“BJ Services”). During a twenty-five year career with BJ Services, he served in a variety of engineering, operations, and management positions including President of BJ Services’ International Division and Vice President of Division Sales. Mr. Dunlap is a member of the Board of Directors of the Texas A&M University Petroleum Engineering Industry Board, The John Cooper School Board of Trustees, the Board of Directors of The Cynthia Woods Mitchell Pavilion, and the Woodlands Children’s Museum Board of Directors.

Jeffrey C. Swoveland was appointed to the LINN board of directors in January 2006. Mr. Swoveland is an independent director. Mr. Swoveland also served on the LinnCo board of directors from April 2012 until February 2013. Mr. Swoveland is the Chairman of the LINN Compensation Committee and serves on the LINN Audit, Nominating and Governance and Conflicts Committees. Since June 2009, Mr. Swoveland has served as the Chief Executive Officer of ReGear Life Sciences (formerly known as Coventina Healthcare Enterprises), a medical device company that develops and markets products which reduce pain and increase the rate of healing through therapeutic, deep tissue heating. From May 2006 to June 2009, Mr. Swoveland served as Chief Operating Officer of ReGear Life Sciences. From 2000 to 2006, he served as Chief Financial Officer of BodyMedia, a life-science and bioinformatics company. From 1994 to 2000, he served as Director of Finance, VP Finance & Treasurer and Interim Chief Financial Officer of Equitable Resources, Inc., a diversified natural gas company. Mr. Swoveland is also Chairman of the Board of Directors of PDC Energy, Inc.

Director Independence

The LINN Nominating Committee reviews director independence on an annual basis and makes a threshold determination as to the status of each director’s independence. After this initial determination is made, the LINN Nominating Committee makes a recommendation to the full LINN board of directors, who then ultimately determine director independence. This subjective determination is made by considering all direct or indirect business relationships between each director (including his immediate family) and LINN, as well as relationships between LINN and charitable organizations with which the director is affiliated. The full LINN board of directors, upon recommendation by the LINN Nominating Committee, has determined that Messrs. Alcorn, Dunlap, McCoy and Swoveland qualify as “independent” in accordance with the published listing requirements of NASDAQ. The NASDAQ independence definition includes a series of objective tests, including that the director is not an employee of LINN and has not engaged in various types of business dealings with LINN. In addition, as further required by the NASDAQ rules, the LINN Nominating Committee has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the LINN Nominating Committee, would interfere with the exercise of his independent judgment in carrying out the responsibilities of a director.

Mr. Linn is not independent by virtue of employment within the last three years with LINN and Mr. Ellis is not independent by virtue of his role as LINN’s Chairman, President and Chief Executive Officer. During the LINN board of directors’ most recent review of independence, the board of directors specifically considered that Mr. Dunlap is the President and Chief Executive Officer of Superior, which provides certain oilfield services to LINN. According to disclosures made by Mr. Dunlap, for the year ended December 31, 2012, LINN was billed approximately $23 million from Superior and its subsidiaries for services rendered to LINN. These transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions and do not represent more than 5% of the consolidated gross revenues of Superior. The board of directors then determined that LINN’s relationship with Superior would not interfere with Mr. Dunlap’s exercise of his independent judgment in carrying out his responsibilities as LINN’s director.

In addition, the members of the LINN Audit Committee each qualify as “independent” under standards established by the SEC for members of audit committees, and the LINN Audit Committee includes at least one member who is determined by the LINN board of directors to meet the qualifications of an “audit committee financial expert” in accordance with SEC rules. Mr. McCoy is the independent director who has been determined to be an audit committee financial expert. Unitholders should understand that this designation is a disclosure requirement of the SEC related to Mr. McCoy’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. McCoy any duties, obligations or liability that are greater than are generally imposed on him as a member of the LINN Audit Committee and LINN board of directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the LINN Audit Committee or LINN board of directors.

Governance Guidelines and Codes of Ethics

LINN’s board of directors has adopted Corporate Governance Guidelines to assist it in the exercise of its responsibility to provide effective governance over LINN’s affairs for the benefit of its unitholders. In addition, LINN has adopted a Code of Business Conduct and Ethics, which sets forth legal and ethical standards of conduct for all LINN’s employees, as well as LINN’s directors. LINN also has adopted a separate code of ethics which applies to LINN’s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Controller. All of these documents are available on LINN’s website, www.linnenergy.com, and will be provided free of charge to any unitholder requesting a copy by writing to LINN’s Corporate Secretary, Linn Energy, LLC, 600 Travis, Suite 5100, Houston, Texas 77002. If any substantive amendments are made to the Code of Ethics for LINN’s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Controller or if LINN grants any waiver, including any implicit waiver, from a provision of such code, LINN will disclose the nature of such amendment or waiver within four business days on LINN’s website. The information on LINN’s website is not, and shall not be deemed to be, a part of this joint proxy statement/prospectus.

Meetings of the LINN Board of Directors; Executive Sessions

The LINN board of directors holds regular and special meetings from time to time as may be necessary. Regular meetings may be held without notice on dates set by the LINN board of directors from time to time. Special meetings of the LINN board of directors may be called with reasonable notice to each member upon request of the Chairman of the LINN board of directors or upon the written request of any three LINN board members. A quorum for a regular or special meeting will exist when a majority of the members are participating in the meeting either in person or by conference telephone. Any action required or permitted to be taken at a LINN board of directors meeting may be taken without a meeting, without prior notice and without a vote if all of the members sign a written consent authorizing the action.

During 2012, the LINN board of directors held four regular and seven special meetings. The standing Committees of the LINN board of directors held an aggregate of 18 meetings during this period. Each director attended at least 75% of the aggregate number of meetings of the LINN board of directors and Committees on which he served.

The Corporate Governance Guidelines adopted by the LINN board of directors provide that the independent directors will meet in executive session at least quarterly, or more frequently if necessary. The lead director will chair the executive sessions of the independent directors.

Leadership Structure

The LINN Nominating Committee believes that Mr. Ellis serving as both Chairman and Chief Executive Officer is the most effective leadership structure for LINN because it makes clear that the Chairman of the LINN board of directors and CEO is responsible for managing LINN’s business under the oversight and review of the LINN board of directors, and enables LINN’s CEO to act as a bridge between management and the LINN board of directors, helping both to act with a common purpose.

Lead Director

The LINN board of directors, upon recommendation of the LINN Nominating Committee, appointed Terrence Jacobs as independent lead director in January 2012. Mr. Jacobs was reelected as lead director in January 2013 and served until his resignation from the LINN board in February 2013. The LINN board of directors intends to elect a lead director annually from the independent directors of the LINN board of directors. The lead director has clearly defined leadership authority and responsibilities, which include presiding at all meetings of the LINN board of directors at which the Chairman of the board is not present, including executive sessions of the independent directors, and serving as liaison between the Chairman of the LINN board of directors and the independent directors. The lead director is afforded direct and complete access to the Chairman of the LINN board of directors at any time as such director deems necessary or appropriate.

Risk Oversight

LINN maintains an Enterprise Risk Management Committee (the “LINN ERM Committee”) composed of members of senior management across all functions of LINN. The LINN ERM Committee is led by LINN’s General Counsel and is tasked with coordinating risk management efforts across the organization to ensure appropriate protection and preservation of LINN’s employees, financial integrity and physical assets. In particular the LINN ERM Committee ensures that sound policies, procedures and practices are in place for the enterprise-wide management of LINN’s material risks, and provides regular reports to the LINN board of directors.

In 2012, the LINN ERM Committee provided regular status updates on the LINN ERM Committee’s activities to the LINN board of directors. The LINN board of directors provides oversight of LINN’s major risk exposures and the steps management has taken to monitor and manage such exposures. The LINN board of directors also consults with the LINN Compensation Committee regarding LINN’s major risk exposures and whether its compensation policies and practices create risks that are reasonably likely to have a material adverse effect on us. In January 2013, the LINN Compensation Committee determined that, with respect to 2012, LINN’s compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on us.

Committees of the LINN Board of Directors

The LINN board of directors has standing Audit, Compensation and Nominating and Governance Committees. Each member of these Committees is an independent director in accordance with the NASDAQ listing standards described above and applicable SEC rules. The LINN board of directors has adopted a written charter for each of these Committees, which sets forth each Committee’s purposes, responsibilities and authority. Each Committee reviews and assesses on an annual basis the adequacy of its charter and recommends any proposed modifications. These committee charters are available on LINN’s website at www.linnenergy.com. You may also contact Candice Wells, LINN’s Corporate Secretary at Linn Energy, LLC, 600 Travis, Suite 5100,

Houston, Texas 77002, to request paper copies free of charge. In February 2013, the LINN board of directors constituted the Conflicts Committee of the LINN board of directors to evaluate potential conflicts of interest in connection with the merger and Contribution. The following is a brief description of the functions and operations of the standing Committees of the LINN board of directors.

Audit Committee

LINN’s board of directors has a standing audit committee. The LINN Audit Committee assists LINN’s board of directors in its general oversight of LINN’s financial reporting, internal controls and audit functions, and is directly responsible for the appointment, retention, compensation and oversight of the work of LINN’s independent public accountant. During 2012, the LINN Audit Committee held seven meetings. The Audit Committee is currently comprised of four directors: Mr. McCoy (Chairman), Mr. Alcorn, Mr. Dunlap and Mr. Swoveland. Terrence Jacobs served on the LINN Audit Committee in 2012 and until his resignation from LINN’s board of directors in February 2013. Each member of the LINN Audit Committee is “independent” as defined by the NASDAQ listing standards and applicable SEC rules, and is financially literate. Mr. McCoy has been designated the “audit committee financial expert.” Unitholders should understand that this designation is a disclosure requirement of the SEC related to Mr. McCoy’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. McCoy any duties, obligations or liability that are greater than are generally imposed on him as a member of the LINN Audit Committee and board of directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the LINN Audit Committee or board of directors.

LINN’s Audit Committee also annually reviews related party transactions and other specific matters that LINN’s board of directors believes may involve conflicts of interest. The LINN Audit Committee determines if the related party transaction or resolution of the conflict of interest is in the best interest of LINN. In accordance with LINN’s limited liability company agreement, any conflict of interest matters approved by the LINN Audit Committee will be conclusively deemed to be fair and reasonable to LINN and approved by all of LINN’s unitholders. The report of the LINN Audit Committee appears under the heading “—Report of the LINN Audit Committee” elsewhere in this joint proxy statement/prospectus.

Compensation Committee

The primary responsibilities of the LINN Compensation Committee are to: (i) approve the compensation arrangements for LINN’s senior management and for LINN board members, including establishment of salaries and bonuses and other compensation for LINN’s executive officers, (ii) to approve any compensation plans in which LINN’s officers and directors are eligible to participate and to administer such plans, including the granting of equity awards or other benefits under any such plans and (iii) to review and discuss with LINN management the Compensation Discussion and Analysis to be included in LINN’s annual proxy statement. The LINN Compensation Committee also oversees the preparation of the report on executive compensation for inclusion in this proxy statement.

During 2012, the LINN Compensation Committee held seven meetings. The LINN Compensation Committee is currently comprised of four directors: Mr. Swoveland (Chairman), Mr. Alcorn, Mr. Dunlap and Mr. McCoy. Terrence Jacobs served on the LINN Compensation Committee in 2012 and until his resignation from the LINN board in February 2013. Each of the Compensation Committee members is “independent” as defined by the NASDAQ listing standards. All LINN Compensation Committee members are also “non-employee directors” as defined by Rule 16b-3 under the Exchange Act and “outside directors” under Rule 162(m) of the Internal Revenue Code. The report of the LINN Compensation Committee appears under the heading “—LINN Compensation Committee Report” included elsewhere in this joint proxy statement/prospectus.

Procedures and Processes for Determining Executive and Director Compensation

Please refer to “LINN’s Executive Compensation—Compensation Discussion and Analysis” included elsewhere in this joint proxy statement/prospectus for a discussion of the Compensation Committee’s procedures and processes for making compensation determinations.

Compensation Committee Interlocks and Insider Participation

No member of the LINN Compensation Committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the LINN board of directors or LINN Compensation Committee. No member of the LINN Compensation Committee has ever been an officer or employee of LINN. There are no family relationships among any of LINN’s directors or executive officers.

Nominating and Governance Committee

The LINN Nominating Committee’s primary responsibilities are to: (i) develop criteria, recruit and recommend candidates for election to the LINN board of directors, (ii) develop and recommend corporate governance guidelines to the LINN board of directors, and to assist the LINN board of directors in implementing such guidelines, (iii) lead the LINN board of directors in its annual review of the performance of the LINN board of directors and its Committees, (iv) review and recommend to the LINN board of directors amendments, as appropriate, to LINN’s Code of Business Conduct and Ethics and its Code of Ethics for Chief Executive Officer and Senior Financial Officers and (v) assess the independence of each non-employee director and to determine whether a director qualifies as an “audit committee financial expert.” The LINN Nominating Committee will consider the following qualifications, along with such other individual qualities the LINN board of directors identifies from time to time, for director nominees:

•	personal and professional integrity and high ethical standards;

•	good business judgment;

•	an excellent reputation in the industry in which the nominee or director is or has been primarily employed;

•	a sophisticated understanding of LINN’s business or similar businesses;

•	curiosity and a willingness to ask probing questions of management;

•	the ability and willingness to work cooperatively with other members of the LINN board of directors and with LINN’s Chief Executive Officer and other senior management; and

•	the ability and willingness to support us with his or her preparation for, attendance at and participation in LINN board of directors meetings.

The LINN Nominating Committee will evaluate each nominee based upon a consideration of a nominee’s qualification as independent and consideration of diversity, age, skills and experience in the context of the needs of the LINN board of directors as described in LINN’s Corporate Governance Guidelines. The LINN Nominating Committee does not have a policy with regard to the consideration of diversity in identifying director nominees. Diversity, including diversity of experience, professional expertise, gender, race and age, is one factor outlined in LINN’s Corporate Governance Guidelines that the LINN Nominating Committee considers in evaluating a nominee. The LINN Nominating Committee may rely on various sources to identify director nominees. These include input from directors, management, professional search firms and others that the LINN Nominating Committee feels are reliable.

The LINN Nominating Committee will consider director candidate suggestions made by LINN unitholders in the same manner as other candidates. Any such nominations, together with appropriate biographical information, should be submitted to the Chairman of the Nominating and Governance Committee, c/o Candice Wells, Corporate Secretary, Linn Energy, LLC, 600 Travis, Suite 5100, Houston, Texas 77002. For other procedures that must be followed in order for the Committee to consider recommendations from unitholders, please read “LINN Unitholder Proposals and Director Nominations—Recommendation of Director Candidates to the Nominating and Governance Committee.” In 2012, the LINN Nominating Committee held four meetings. The LINN Nominating Committee is currently comprised of four directors: Mr. Alcorn (Chairman), Mr. Dunlap, Mr. McCoy, and Mr. Swoveland. Terrence Jacobs served on the LINN Nominating Committee in 2012 and until his resignation from the LINN board in February 2013. Each member of the LINN Nominating Committee is “independent” as defined by the NASDAQ listing standards.

There have been no material changes to the procedures by which LINN unitholders may recommend nominees to the LINN board of directors implemented since LINN’s most recent disclosure of such procedures in its Proxy Statement for the Annual Meeting of Unitholders held on April 24, 2012.

Report of the LINN Audit Committee

The LINN Audit Committee oversees LINN’s financial reporting process on behalf of the LINN board of directors. Management has the primary responsibility for the preparation of the financial statements and the reporting process, including the systems of internal control.

With respect to the consolidated financial statements for the year ended December 31, 2012, the LINN Audit Committee reviewed and discussed the consolidated financial statements of Linn Energy, LLC and the quality of financial reporting with management and the independent public accountant. It also discussed with the independent public accountant the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T. The LINN Audit Committee also discussed with the independent public accountant its independence from Linn Energy, LLC and received from the independent public accountant the written disclosures and the letter from the independent public accountant complying with the applicable requirements of the PCAOB regarding the independent public accountant’s communications with the LINN Audit Committee concerning independence. The LINN Audit Committee determined that the non-audit services provided to Linn Energy, LLC by the independent public accountant (discussed under “LINN Annual Meeting—LINN Proposal No. 2—Ratification of the Selection of KPMG LLP as Independent Public Accountant for 2013”) are compatible with maintaining the independence of the independent public accountant.

Based on the reviews and discussions described above, the LINN Audit Committee recommended to the LINN board of directors that the consolidated financial statements of Linn Energy, LLC be included in the Annual Report on Form 10-K for the year ended December 31, 2012 for filing with the SEC.

Submitted By:

Audit Committee

Joseph P. McCoy, Chair

George A. Alcorn

David D. Dunlap

Jeffrey C. Swoveland

Notwithstanding anything to the contrary set forth in any of LINN’s previous or future filings under the Securities Act or the Exchange Act that might incorporate this joint proxy statement/prospectus or future filings with the SEC, in whole or in part, the preceding report shall not be deemed to be “soliciting material” or to be “filed” with the SEC or incorporated by reference into any filing except to the extent the foregoing report is specifically incorporated by reference therein.

LINN’s Executive Compensation

The following relates to compensation with respect to 2012. Where appropriate, LINN has discussed significant compensation decisions that were made in 2013.

2012 Highlights and Executive Summary

Pay for performance is a fundamental tenet of LINN’s compensation philosophy. LINN believes that sustainable performance is what ultimately drives unitholder value and that designing a compensation plan that closely aligns the interests of Named Officers (defined below) and unitholders is critical. As a result, a substantial portion of LINN’s Named Officers’ total compensation is tied to LINN’s performance and delivered as incentive compensation, with a relatively small portion of the total delivered as fixed base salary. LINN delivers incentive compensation through its cash-based Employee Incentive Compensation Program (EICP) and its equity-based Long Term Incentive Plan (LTIP). As discussed in more detail below in “—Compensation Discussion and Analysis,” the LINN Compensation Committee believes in setting challenging annual goals that focus LINN’s Named Officers on the measures of company performance that create short and long-term value for unitholders.

In 2012, LINN met or exceeded most of its annual goals and had some extraordinary successes. The following are highlights:

•	LINN increased the per-unit distribution to unitholders by 5%;

•	LINN closed approximately $2.9 billion in acquisitions;

•	LINN increased proved reserves by 42% from 3.4 Tcfe in 2011 to 4.8 Tcfe in 2012;

•

LINN created and successfully took public LinnCo to broaden LINN’s access to capital and provide investors who may not want the tax reporting obligations of a master limited partnership a vehicle to invest in LINN;

•	LINN increased average daily production by 82% year over year from 2011;

•	LINN increased adjusted EBITDA (defined below) to $1.4 billion compared to $998 million for 2011; and

•	LINN shifted the focus of the Granite Wash drilling program to the oil-producing Hogshooter zone.

The LINN Compensation Committee’s primary compensation considerations for 2012 were as follows:

•	LINN’s performance described above demonstrated continued successful and profitable growth for LINN unitholders;

•	LINN met or exceeded most of its goals and expectations for the year;

•	Although LINN fell short of its quantitative volume targets in some areas, the impact was somewhat offset by the quick shift of the Granite Wash drilling program to the oil-producing Hogshooter zone;

•	The LINN Compensation Committee intends to continue its performance-oriented pay philosophy to reflect demonstrated performance in both EICP and LTIP awards;

•

The LINN Compensation Committee compared performance in 2012 to that in 2011 and approved EICP awards equal to 185% of target versus 125% of target awarded in 2011 to reflect LINN’s extraordinary achievements outside its quantitative performance targets, including the acquisition and integration of approximately $2.9 billion of assets and the successful IPO of LinnCo; and

•	The LINN Compensation Committee granted an award of special incentive options to recognize and reward the creativity and effort involved in the success of the IPO of LinnCo.

Compensation Discussion and Analysis

LINN uses traditional compensation elements of base salary, annual cash incentives, long-term equity-based incentives and employee benefits to deliver attractive and competitive compensation. LINN’s executive compensation programs are administered by an independent compensation committee, with assistance from an independent consultant. LINN generally targets the median of its peer group for total compensation, while providing the Named Officers with an opportunity to earn higher levels of incentive pay based on company performance. LINN’s “Named Officers” for 2012 discussed below are Mark E. Ellis, LINN’s Chairman, President and Chief Executive Officer, Kolja Rockov, LINN’s Executive Vice President and Chief Financial Officer, Arden L. Walker, Jr., LINN’s Executive Vice President and Chief Operating Officer, Charlene A. Ripley, LINN’s former Senior Vice President and General Counsel and David B. Rottino, LINN’s Senior Vice President of Finance, Business Development and Chief Accounting Officer. Ms. Ripley announced her resignation as LINN’s Senior Vice President and General Counsel on February 27, 2013.

This Compensation Discussion and Analysis addresses the following topics:

•	the role of the LINN Compensation Committee in establishing executive compensation;

•	LINN’s process for setting executive compensation;

•	LINN’s compensation philosophy and policies regarding executive compensation; and

•	LINN’s compensation decisions with respect to its Named Officers.

The LINN Compensation Committee

The LINN Compensation Committee has overall responsibility for the approval, evaluation and oversight of all LINN’s compensation plans, policies and programs. The fundamental responsibilities of the LINN Compensation Committee are to: (i) establish the goals, objectives and policies relevant to the compensation of LINN’s senior management, and evaluate performance in light of those goals to determine compensation levels, (ii) approve and administer LINN’s incentive compensation plans, (iii) set compensation levels and make awards under incentive compensation plans that are consistent with LINN’s compensation principles and its performance, and (iv) review LINN’s disclosure relating to compensation. The LINN Compensation Committee also has responsibility for evaluating compensation paid to LINN’s non-employee directors.

Compensation Committee Interlocks and Insider Participation

No member of the LINN Compensation Committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the LINN board of directors or LINN Compensation Committee. No member of the LINN Compensation Committee has ever been an officer or employee of LINN. There are no family relationships among any of LINN’s directors or executive officers.

The Compensation Setting Process

Compensation Committee Meetings. The LINN Compensation Committee holds regular quarterly meetings each year, which coincide with its quarterly board of director meetings. It also holds additional meetings as required to carry out its duties. The LINN Compensation Committee chairman works with LINN’s corporate secretary to establish each meeting agenda.

At the regular first quarter meeting, the LINN Compensation Committee:

•	considers and approves changes in base salary and EICP (defined below) targets for the upcoming year;

•

reviews actual results compared to the pre-established performance measures for the previous year to determine annual cash incentive awards for LINN’s executive officers under its Employee Incentive Compensation Plan, or EICP;

•	grants equity awards under the LINN LTIP based on past performance of LINN and forward looking retention;

•

approves the performance measures under the LINN EICP for the upcoming year, which may include both quantitative financial and operational measures and qualitative performance measures intended to focus on and reward activities that create unitholder value;

•	evaluates the compensation paid to LINN’s independent directors and, to the extent it deems appropriate, approves any adjustments; and

•	reviews the summary results of the LINN board of directors’ written evaluations of LINN’s Chief Executive Officer, as well as the Chief Executive Officer’s self-evaluation.

The LINN Compensation Committee receives updates at each quarterly meeting on LINN’s progress toward the goals set at the beginning of the year. At a special meeting of the LINN Compensation Committee held in October, the LINN Compensation Committee reviews and discusses a compensation analysis prepared by its independent compensation consultant (please see “—Role of Compensation Consultant” below) and considers compensation for the succeeding calendar year.

The LINN Compensation Committee meets in executive session to consider appropriate compensation for LINN’s Chairman, President and Chief Executive Officer. With respect to compensation for all other Named Officers, the LINN Compensation Committee generally meets with LINN’s Chairman, President and Chief Executive Officer outside the presence of all its other executive officers. When individual compensation decisions are not being considered, the LINN Compensation Committee typically meets in the presence of LINN’s Chairman, President and Chief Executive Officer, its General Counsel and its Corporate Secretary. Depending upon the agenda for a particular meeting, the LINN Compensation Committee may also invite other officers, LINN’s compensation consultant, and a representative of the LINN Compensation Committee’s compensation consultant to participate in LINN Compensation Committee meetings. The LINN Compensation Committee also regularly meets in executive session without management.

Role of Compensation Consultant. The LINN Compensation Committee’s Charter grants the LINN Compensation Committee the sole and direct authority to retain and terminate compensation advisors and to approve their fees. All such advisors report directly to the LINN Compensation Committee, and all assignments are directed by the LINN Compensation Committee chairman. For 2012, the LINN Compensation Committee engaged Meridian Compensation Partners, LLC (“Meridian”) to assist the LINN Compensation Committee in assessing and determining competitive compensation packages for LINN’s executive officers. Meridian did no other work for LINN in 2012. The LINN Compensation Committee has assessed the independence of Meridian pursuant to SEC rules and concluded that no conflict of interest exists that would prevent Meridian from independently representing the LINN Compensation Committee.

In this capacity, Meridian, at the LINN Compensation Committee’s request and under the direction of the committee Chairman, provides input on LINN’s compensation program and structure generally and makes recommendations on the program design. Meridian also assembled information regarding comparable executive positions among independent oil and natural gas producers. Meridian’s data for 2012 was based primarily on survey sources, and to a lesser extent on data compiled from the public filings of a peer group of various companies. Reflecting LINN’s constant growth, LINN again revised its peer group for 2013 to add new independent oil and natural gas producers of a similar size, based on a number of criteria including enterprise value, market capitalization, revenues and assets. The chart below identifies the members of LINN’s 2012 and 2013 peer groups.

Company Name	2012 Peer Group	2013 Peer Group
Cabot Oil & Gas Corporation	Ö	Ö
Concho Resources Inc.	Ö	Ö
Continental Resources, Inc.		Ö
Cimarex Energy Co.	Ö
Denbury Resources Inc.	Ö	Ö
Devon Energy Corporation		Ö
Encana Corporation		Ö
EOG Resources, Inc.		Ö
Marathon Oil Corporation		Ö
Newfield Exploration Company	Ö	Ö
Noble Energy, Inc.	Ö	Ö
Petrohawk Energy Corporation	Ö	Ö
Pioneer Natural Resources Company	Ö	Ö
Plains Exploration & Production Company	Ö	Ö
QEP Resources, Inc.	Ö	Ö
Range Resources Corporation	Ö	Ö
SM Energy Company	Ö
Southwestern Energy Company	Ö	Ö
Talisman Energy Inc.		Ö
Ultra Petroleum Corp.	Ö
Whiting Petroleum Corporation	Ö

LINN also employs an individual as a consultant to support it in managing its executive compensation process. LINN’s consultant did not provide any other services to LINN in 2012.

Role of Executive Officers. Except with respect to his own compensation, LINN’s Chairman, President and Chief Executive Officer, with assistance from LINN’s consultant, plays an important role in the LINN Compensation Committee’s establishment of compensation levels for LINN’s executive officers. The most significant aspects of his role in the process are:

•	evaluating performance;

•	recommending EICP award targets and quantitative and qualitative performance measures under the LINN EICP;

•	recommending base salary levels, actual EICP awards and LTIP awards; and

•	advising the LINN Compensation Committee with respect to achievement of performance measures under the EICP.

LINN’s Executive Compensation Program

Compensation Objectives. LINN’s executive compensation program is intended to align the interests of its executive officers with the interests of LINN unitholders by motivating LINN’s executive officers to focus on those actions which achieve strong financial and operating results and ultimately grow LINN. LINN believes that profitable growth, both organically and through acquisitions, drives its ability to maintain and increase unitholder distributions. The alignment of interests between unitholders and LINN’s executive officers is primarily reflected through LINN’s executive officers’ participation in the LINN EICP and LINN LTIP. In addition, LINN’s program is designed to achieve the following objectives:

•	attract and retain talented executive officers by providing total compensation levels competitive with that of executives holding comparable positions in similarly situated organizations;

•	provide total compensation that is supported by individual performance;

•	provide a performance-based compensation component that balances rewards for short-term and long-term results and is tied to company performance; and

•	encourage the long-term commitment of LINN’s executive officers to LINN and to its unitholders’ long-term interests.

Compensation Strategy. To accomplish its objectives, LINN seeks to offer a total direct compensation program to its executive officers that, when valued in its entirety, serves to attract, motivate and retain executives with the character, experience and professional accomplishments required for LINN to continue to grow and develop. LINN seeks to align executive compensation with unitholders’ interests by placing a significant portion of total direct compensation “at risk.” “At risk” means the executive officer will not realize full value unless (i) for EICP awards, performance goals are achieved, approximately 65% of which are directly tied to LINN’s financial performance, and (ii) for restricted units, LINN maintains or increases both the LINN unit price and per-unit distribution. To appropriately incentivize LINN’s executive officers to take a long-term view, unit-based awards under the LINN LTIP are the largest component of its “at risk” compensation.

LINN’s executive compensation program consists of three principal elements: (i) base salary, (ii) potential for annual cash incentive compensation awards under the LINN EICP based upon the achievement of specific performance objectives, and (iii) opportunities to earn unit-based awards under the LINN LTIP, which provide long-term incentives that are intended to encourage the achievement of superior results over time and to align the interests of executive officers with those of LINN unitholders.

To ensure that the total compensation package LINN offers its executive officers is competitive, Meridian develops an assessment of market levels of compensation through both an analysis of survey data and information disclosed in peer companies’ public filings. While the LINN Compensation Committee considers this data when assessing the reasonableness of LINN’s executive officers’ total compensation, it also considers a number of other factors including: (i) historical compensation levels, (ii) the specific role the executive plays within LINN, (iii) the individual performance of the executive, and (iv) the relative compensation levels among LINN’s executive officers. There is no pre-established policy or target for the LINN Compensation Committee’s allocation of total compensation between long-term compensation in the form of LTIP awards and short-term compensation in the form of base salary and EICP awards. The allocation is at the discretion of the LINN Compensation Committee and generally is based upon an analysis of how LINN’s peer companies use long-term and short-term compensation to compensate their executive officers. Each year the LINN Compensation Committee reviews this peer company data when setting EICP targets and LTIP awards for that year but also considers other factors when granting LTIP awards, including the performance of LINN and the individual Named Officer’s performance.

2012 Executive Compensation Components

For 2012, the principal components of compensation for LINN’s Named Officers were:

•	Short term compensation:

•	base salary

•	employee incentive compensation plan

•	long-term equity compensation in the form of restricted units

•	other benefits

Short Term Compensation

Base Salary

LINN provides Named Officers and other employees with a base salary to provide them with a reasonable base level of monthly income relative to their role and responsibilities. Each of LINN’s Named Officers has an employment agreement that provides for a minimum level of base salary and upward adjustments at the discretion of the LINN board of directors. For a summary of the material terms of the Named Officers’ employment agreements, please see “—Narrative Disclosure to the 2012 LINN Summary Compensation Table.”

Salary levels are typically considered annually as part of LINN’s performance review process as well as upon a promotion or other change in job responsibilities. During its review of base salaries for executive officers, the LINN Compensation Committee primarily considers:

•	survey and published peer data provided by the LINN Compensation Committee’s independent compensation consultant;

•	internal review of the executive’s compensation, both individually and relative to other executive officers; and

•	recommendations by LINN’s Chairman, President and Chief Executive Officer.

For 2012, reviewing peer data and considering the other factors mentioned above under “—Compensation Strategy,” the LINN Compensation Committee increased the base salary of each of LINN’s Named Officers to maintain base salary around the median of its peers.

Employee Incentive Compensation Program

EICP Award Targets

The LINN EICP is an annual cash incentive program which provides guidelines for the calculation of annual cash incentive-based compensation. The EICP program is intended to focus on and reward achievement of near-term financial, operating and strategic priorities that LINN believes drive long-term value for unitholders. The LINN Compensation Committee reviews peer data in setting EICP award targets and for 2012, using peer data as a guide, set EICP award targets for each Named Officer as a percentage of base salary.

EICP award targets for LINN’s Named Officers in 2012 were set as follows:

Named Officer	% of Base Salary
Mark E. Ellis	100%
Kolja Rockov	90%
Arden L. Walker, Jr.	90%
Charlene A. Ripley	80%
David B. Rottino	80%

Performance Measures

In early 2012, the LINN Compensation Committee established (i) targets for quantitative performance measures based on LINN’s 2012 budget targets and budget ranges (other than unitholder return) and (ii) qualitative strategic pathways designed to align with LINN’s strategy and future vision for LINN. To ensure the right level of focus on the quantitative financial measures, the LINN Compensation Committee decided to weight the quantitative measures at 65% and the qualitative measures at 35% in the determination of the total EICP payout.

To provide the LINN Compensation Committee the flexibility it needs to adjust for and react to macroeconomic events, such as dramatic changes in commodity prices or volatile capital markets, or to consider LINN’s performance not otherwise reflected in the pre-established performance measures, the LINN Compensation Committee prefers not to rely on a formulaic approach based on pre-established thresholds resulting in automatic payouts. The LINN Compensation Committee always retains discretion to determine awards as it thinks appropriate given all the circumstances at the time of award. See “—Actual Results” below for the specific 2012 quantitative performance measures and budget targets and the qualitative strategic pathways. To determine the EICP payout levels for 2012, the LINN Compensation Committee reviewed (i) the performance of LINN on the quantitative performance measures described below and (ii) LINN’s progress on and achievement of the qualitative strategic pathways.

Quantitative Performance Measures

For 2012, 65% percent of each Named Officer’s EICP award opportunity was based on LINN’s performance with respect to the following measures set at the beginning of 2012:

a)	Operations - measured by actual production volumes, total cash costs (including lease operating expenses and general and administrative expenses) and cash costs on a per-unit basis, each as compared to LINN’s budget;

b)	Ability to Pay Distribution - measured by:

1.	LINN’s cash flow per unit (defined as adjusted EBITDA less interest expense divided by the number of units outstanding) compared to its budget for 2012; and

2.	LINN’s Distribution Coverage Ratio as compared to its budget. Distribution Coverage Ratio was defined as Distributable Cash Flow for 2012 divided by total cash distributions. Distributable Cash Flow was defined as adjusted EBITDA (defined below) less cash interest expense and maintenance capital.

c)	Relative Unitholder Return - measured by LINN’s total return for fiscal year 2012 compared to that of a peer group of energy master limited partnerships, selected due to management’s and the LINN Compensation Committee’s view that these companies most closely align with the peer group considered by analysts and investors when comparing LINN’s total return. The LINN Compensation Committee selected the following peer group for comparison of total return: EV Energy Partners, L.P., Inergy, L.P., Buckeye Partners, L.P., El Paso Pipeline Partners, L.P., BreitBurn Energy Partners L.P., Magellan Midstream Partners, L.P. and NuStar Energy L.P.

LINN defined adjusted EBITDA as net income (loss) plus the following adjustments:

•	Net operating cash flow from acquisitions and divestitures, effective date through closing date;

•	Interest expense;

•	Depreciation, depletion and amortization;

•	Impairment of long-lived assets;

•	Write off of deferred financing fees;

•	(Gains) losses on sale of assets and other, net;

•	Provision for legal matters;

•	Loss on extinguishment of debt;

•	Unrealized (gains) losses on commodity derivatives;

•	Unrealized (gains) losses on interest rate derivatives;

•	Realized (gains) losses on interest rate derivatives;

•	Realized (gains) losses on canceled derivatives;

•	Realized gains on recovery of bankruptcy claim;

•	Unit-based compensation expenses;

•	Exploration costs; and

•	Income tax expense (benefit).

In setting the measures in January 2012, the LINN Compensation Committee determined that the measures above should be weighted equally because the LINN Compensation Committee believed that each was a factor important to LINN’s overall performance and none should be given more importance or weight than the others. See “—Actual Results” below for how the LINN Compensation Committee actually considered the objectives.

Qualitative Strategic Pathways

The other 35% of the EICP award opportunity was based on LINN’s achievement of or progress made on the following qualitative strategic pathways, which were recommended by management and reviewed by the LINN Compensation Committee in January 2012:

•	Consistent Operational Results and Execution;

•	Acquisitions Excellence;

•	Culture—People Development and Growth; and

•	Access to Capital/Optimizing Capital Structure.

Actual Results

65% of the total EICP award opportunity is allocated to the quantitative performance measures described above. Upon completion of the fiscal year, the LINN Compensation Committee reviewed and assessed LINN’s performance for each quantitative measure relative to its original budget, as revised throughout the year (other than unitholder return), and made a subjective determination with respect to LINN’s achievement as compared to those metrics.

Results for 2012 were as follows:

	Original Budget Target	Revised Budget Target*	Revised Budget Range*	2012 Estimated Performance as of January 2013 [1]
Operations
Volumes (MMcfe/day)	524	692	640-744	671
Total Cash Costs (Lease Operating Expenses and General and Administrative Expenses) (in millions)	$406	$477	$453-501	$463
Cash Costs per Mcfe (Lease Operating Expenses and General and Administrative Expenses) ($/Mcfe)	$2.12	$1.89	$2.03-1.75	$1.89

Ability to Pay Distributions
Cash Flow/Unit		$4.40	$3.96-4.84	$5.06
Distribution Coverage Ratio		1.03x	.93x-1.13x	1.14x

*	Budget targets and ranges were updated throughout the year to reflect acquisition activity.
(1)

The LINN Compensation Committee based its decisions on estimates of 2012 performance available at the January 2013 LINN Compensation Committee meeting. Actual final results were released in LINN’s Annual Report on Form 10-K for the year ended December 31, 2012 and LINN’s Earnings Release, filed on Current Report on Form 8-K, each filed on February 21, 2013.

Relative Unitholder Return. The below chart reflects LINN’s unitholder return in 2012, over the last three years and over the last five years.

This information was compiled by LINN using publicly available information. The charts above do not represent the annual performance graph required by Item 201(e) of Regulation S-K, which can be found in Item 5 of LINN’s Annual Report on Form 10-K for the year ended December 31, 2012, filed on February 21, 2013.

The LINN Compensation Committee then reviewed LINN’s performance relative to the qualitative strategic pathways, which comprise the other 35% of the total EICP award opportunity, and determined that LINN had outstanding success with respect to all objectives.

Objective	Outstanding Results
Consistent Operational Results and Execution	✓
Acquisitions Excellence	✓
Culture – People Development and Growth	✓
Access to Capital/Optimizing Capital Structure	✓

In its consideration of the quantitative measures, the LINN Compensation Committee noted that the budget targets changed significantly throughout the year as a result of acquisitions, so in evaluating the final results, the LINN Compensation Committee considered both the original and revised budget targets. In reviewing the quantitative measures, the LINN Compensation Committee focused on:

(1)	LINN’s significantly exceeding its budget targets in cash flow per unit and distribution coverage ratio demonstrating profitable growth in 2012;

(2)	LINN’s overall significant increase in volumes despite the company falling short of targets that were revised to account for acquisitions;

(3)	LINN’s decrease in costs on a per-unit basis which will continue to enhance its profitability; and

(4)	Given that unit price can fluctuate substantially, LINN’s positive total unitholder return relative to its peer group over the past five years as opposed to a return measured at one point in time.

In reviewing the qualitative measures, the LINN Compensation Committee reviewed examples of LINN’s success in each category and focused on:

(1)	LINN’s ability to source, execute, close and integrate accretive acquisition opportunities which resulted in a total of approximately $2.9 billion in asset acquisitions closed throughout 2012;

(2)	LINN’s innovative approach to accessing new sources of capital through the creation and successful IPO of LinnCo;

(3)	LINN’s focus on maintaining a strong corporate culture while rapidly growing LINN, thereby allowing it to continue to attract and retain key employees;

(4)	LINN’s focus on growing new leaders from within the company through extensive leadership training and development for key personnel;

(5)	LINN’s success in capital program execution and its maintenance of safe and environmentally sound operations; and

(6)	LINN’s expanded involvement with its community commensurate with the underlying growth of LINN.

After reviewing the results of the quantitative and qualitative measures with a focus on the above-mentioned factors, and comparing LINN’s overall performance in 2012 with its performance in 2011, the LINN Compensation Committee also used subjective discretion and determined that an overall award of 185% of each Named Officer’s EICP award target was appropriate.

Generally, the LINN Compensation Committee believes that the performance of LINN is a reflection of executive officer performance in total. The LINN Compensation Committee may, however, apply discretion upward or downward to reflect individual performance. For 2012, the LINN Compensation Committee did not make any differentiation in EICP awards due to individual performance; thus each Named Officer received approximately 185% of his or her EICP award target. As an example, Mr. Rockov, whose EICP award target was 90% of his base salary, received an award of approximately 166.5% of his base salary.

Long-Term Incentive Compensation

LINN’s LTIP encourages participants to focus on its long-term performance and provides an opportunity for executive officers and other employees to increase their stake in LINN through grants of LINN units based on a three-year vesting period. Long-term incentive awards benefit LINN by:

•	enhancing the link between the creation of unitholder value and long-term executive incentive compensation;

•	maintaining significant forfeitable equity stakes among executives thereby fostering retention; and

•	maintaining competitive levels of total compensation.

LTIP awards are typically made in January and have been intended primarily as forward-looking long-term incentives; however, the LINN Compensation Committee considers LINN’s performance in the prior year in determining the size of the award. In determining the size of the awards generally, the LINN Compensation Committee uses peer data as a guide and targets the total value of each grant such that each Named Officer’s LTIP award, when combined with base salary and bonus, would place the executives’ total direct compensation between the median and 75th percentile of similarly-situated executives in LINN’s compensation peer group. The LINN Compensation Committee always has discretion to award above the 75th percentile in years where it determines that exceptional performance is achieved and below the median of the peer group in years of poor performance or when economic conditions dictate.

In determining the individual awards, the LINN Compensation Committee considered the market data, LINN’s outstanding performance for the previous year, its subjective evaluation of the individual performances of each Named Officer and how that Named Officer contributed to LINN’s achievement of quantitative and qualitative performance measures.

The LINN Compensation Committee typically grants all of its awards as restricted units. The LINN Compensation Committee believes that granting restricted units results in a simple, straightforward LTIP program and closely aligns LINN with how other energy master limited partnerships are currently using long-term incentive awards. Because LINN’s Named Officers receive distributions on vested and unvested units at the same rate as all of LINN’s unitholders, the LINN Compensation Committee believes that restricted units closely align management’s interests with those of LINN’s unitholders, by providing incentive to maintain or increase the level of distributions. Restricted unit grants made in January 2012 fell in line with the LINN Compensation Committee’s usual practice of awarding at levels to place total compensation between the median and 75th percentile.

In October 2012, the LINN Compensation Committee approved a special grant of unit options to Named Officers to recognize and reward the creativity and effort involved in the success of the IPO of LinnCo and to act as a retentive tool over the life of the options (“Special Incentive Options”). The LINN Compensation Committee further believes that the options align senior management with the success of the LinnCo IPO and incentivize management to increase unitholder value over the next three to seven years. The options were granted at the closing price of LINN’s units on the date of the pricing of the LinnCo IPO. The options have three-year cliff vesting, expire in seven years and Named Officers do not receive distributions on the units underlying the options.

In January 2013, the LINN Compensation Committee approved restricted unit grants to the Named Officers contingent upon approval of the LTIP Amendment by unitholders. These grants were consistent with the LINN Compensation Committee’s usual practice of awarding at levels to place total compensation between the median and 75th percentile. In addition, in October 2013, the committee committed to granting some portion of equity awards with performance based vesting beginning with grants made in 2014.

Restricted Unit Awards

Under the terms of LINN’s LTIP, restricted units are subject to a vesting period of at least three years and contain such other terms as the LINN Compensation Committee may determine. For LINN’s Named Officers, LINN’s Executive Restricted Unit Grant Agreement provides for vesting in equal installments over three years and provides that upon termination of employment with LINN (a) by LINN other than for Cause, (b) by the officer with Good Reason or (c) by reason of death, disability or retirement (as those terms are defined herein under “—Payments Made Upon Termination Without Cause or For Good Reason”), all restrictions lapse and the grant immediately vests in full.

Participants, including Named Officers, who receive restricted unit grants under the LTIP receive distributions on all the units awarded (whether vested or unvested), with the units being retained in LINN’s transfer agent’s custody and subject to restrictions on sale or transfer until vested. The LINN Compensation Committee does not include amounts received from cash distributions in its calculations of total direct compensation for comparison to LINN’s compensation peer group.

Option Awards

Options, when awarded, are awarded at the NASDAQ closing price of LINN units on the date of the grant. The LINN Compensation Committee has never granted options with an exercise price that is less than the closing price of LINN units on the grant date, nor has it granted options which are priced on a date other than the grant date.

Other than the Special Incentive Options described above, Named Officer options granted by the LINN Compensation Committee generally vest in equal installments over the first three years of the ten-year option term, with the vesting date scheduled in January of each year. Upon termination of the Named Officer’s employment with LINN (a) other than for Cause, (b) by the grantee with Good Reason, or (c) by reason of death, disability or retirement (as those terms are defined herein under “—Payments Made Upon Termination Without Cause or For Good Reason”), the option grant automatically and immediately vests in full. Prior to the exercise of a unit option, the holder has no rights as a unitholder with respect to the units subject to such unit option, including voting rights or the right to receive distributions.

Unit Ownership Guidelines

In August 2009, the LINN Compensation Committee adopted minimum unit ownership guidelines for LINN’s executive officers and independent directors. Each of LINN’s Named Officers is required to own such number of units representing a value that is the multiple of his or her base salary listed below:

•	Chairman, President and Chief Executive Officer: 5 times base salary

•	Executive Vice Presidents: 4 times base salary

•	Senior Vice Presidents: 3 times base salary

LINN’s independent directors are required to own units representing a value that is three times the annual cash retainer for independent directors. The calculation of the applicable number of units is determined as of the last day of the fiscal year based on the average high and low closing price of LINN units on the NASDAQ for the prior 12 months and salary or cash retainer in effect as of the last day of the year. The LINN Compensation Committee has discretion to allow sufficient time to permit the Named Officer or director to regain compliance with these guidelines should he or she fall out of compliance due to fluctuating unit price. The LINN Compensation Committee believes that continued unit ownership by executives and independent directors helps tighten the alignment among the interests of board members, executives and unitholders and demonstrate the Named Officers’ and directors’ confidence in LINN.

Restrictions on Pledging and Derivative Transactions

In January 2013, the LINN board of directors approved certain amendments to the LINN Policy on Trading in Securities which (i) restrict a Named Officer from pledging any LINN securities that are subject to the Unit Ownership Guidelines described above and (ii) prohibit any kind of derivative transaction involving LINN or LinnCo securities.

Other Benefits

Termination Arrangements and Change in Control Provisions

LINN maintains employment agreements with its Named Officers to encourage their continued service during the term of the agreement. These agreements are described in more detail elsewhere in this joint proxy statement/prospectus. See “—Narrative Disclosure to the 2012 LINN Summary Compensation Table.” These agreements provide for severance compensation to be paid if the officer’s employment is terminated under certain conditions as outlined in the applicable agreement, such as following a change in control, termination by LINN without cause, termination by the Named Officer for Good Reason, termination by LINN for “cause,” death or disability.

The employment and other compensatory agreements between LINN and its Named Officers and the related severance provisions are designed to meet the following objectives:

•

Change of Control. In certain scenarios, a merger or acquisition of LINN by another person may be in the best interests of LINN’s unitholders. LINN provides severance compensation to the Named Officers if such officer’s employment terminates following a change of control transaction to promote the ability of the officer to act in the best interests of LINN’s unitholders even though his or her employment could be terminated as a result of the transaction.

•

Termination without Cause. If LINN terminates the employment of certain executive officers “without cause” as defined in the applicable agreement, LINN is obligated to pay the officer certain compensation and other benefits as described in greater detail in “—Potential Payments Upon Termination or Change of Control” below. LINN believes these payments are appropriate because the terminated officer is generally bound by confidentiality obligations for five years, and nonsolicitation and non-compete provisions for one year after termination. Both parties have mutually agreed to severance terms that would be in place prior to any termination event. This provides LINN with more flexibility to make a change in senior management if such a change is in the best interests of LINN and its unitholders.

Perquisites

LINN believes in a simple, straight-forward compensation program and as such, Named Officers have not in the past been provided unique perquisites or other personal benefits. The LINN Compensation Committee periodically reviews LINN’s charitable contributions, the use of aircraft, vehicles and potential perquisites that could result in personal benefits to LINN’s Named Officers. Other than as described below, consistent with the LINN Compensation Committee’s general strategy, no perquisites or other personal benefits exceeded $10,000 for any of LINN’s Named Officers in 2012.

Private Aircraft

Other than LINN’s Chairman, President and Chief Executive Officer, Named Officers and employees are discouraged from personal use of company leased aircraft. In an effort to provide for maximum efficiency and security in travel, the LINN Compensation Committee elected to provide 25 hours of flight time on company paid private aircraft in 2012 to LINN’s Chairman, President and Chief Executive Officer, at an approximate value of $100,000.

Tax Preparation

In January 2012, in an effort to provide for consistent personal income tax treatment among LINN’s Named Officers, the LINN Compensation Committee authorized reimbursement, in an amount up to $10,000 per year, for personal income tax preparation services for each of LINN’s Named Officers.

Retirement Savings Plan

All employees, including LINN’s Named Officers, may participate in LINN’s Retirement Savings Plan, or 401(k) Plan. LINN provides this plan to help its employees save for retirement in a tax-efficient manner. Employees, including Named Officers, can contribute the maximum amount allowed by law. LINN currently makes a matching contribution equal to 100% of the first 6% of eligible compensation contributed by the employee on a before-tax basis. As contributions are made throughout the year, plan participants become fully vested in the amounts contributed.

Nondiscriminatory Health and Welfare Benefits

All eligible employees, including LINN’s Named Officers, may participate in LINN’s health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance.

Tax and Accounting Implications

Code Section 162(m). Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation over $1 million paid to the principal executive officer, the principal financial officer and the three additional most highly compensated executive officers of a company (other than the principal executive officer or the principal financial officer), as reported in that company’s most recent proxy statement. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. As part of its role, the LINN Compensation Committee reviews and considers the deductibility of executive compensation; however, due to LINN’s status as a publicly traded partnership for tax purposes rather than a publicly held corporation, LINN believes that the provisions of Section 162(m) are inapplicable to it.

Code Section 280G and Code Section 4999. LINN considers the impact of Sections 280G and 4999 of the Code in determining its post-termination compensation, and provides reimbursement for any excise tax, interest and penalties incurred if payments or benefits received due to a change of control would be subject to an excise tax under Section 4999 of the Code.

Code Section 409A. Section 409A of the Code provides that deferrals of compensation under a nonqualified deferred compensation plan or arrangement are to be included in an individual’s current gross income to the extent that such deferrals are not subject to a substantial risk of forfeiture and have not previously been included in the individual’s gross income, unless certain requirements are met. LINN structures its executive officer employment agreements, change of control plan and incentive plans, each to the extent they are subject to Section 409A, to be in compliance with Section 409A.

Accounting for Unit-Based Compensation. LINN recognizes expense for unit-based compensation over the requisite service period, in an amount equal to the fair value of unit-based payments granted.

Unitholder Advisory Vote on Executive Compensation

In 2011, LINN Unitholders approved a triennial non-binding advisory vote on executive compensation. As such, LINN had no advisory vote on executive compensation at its 2012 Annual Meeting.

Summary Description of the Linn Energy, LLC Long-Term Incentive Plan

The following summary of the LINN LTIP is intended to assist LINN unitholders in deciding how to cast their votes on the LTIP Amendment Proposal. For additional information, see the discussion under the heading “The LINN Annual Meeting—LINN Proposal No. 4—LTIP Amendment Proposal.”

The LTIP consists of five components: unit options, unit grants, restricted units, phantom units and unit appreciation rights. Any of LINN’s or its affiliates’ employees, consultants or directors are eligible to participate in the LTIP. As of the record date, LINN had approximately             participants in the LTIP, comprised of approximately             employees (including officers) and             directors, and all employees and directors are eligible to participate. The LTIP currently limits the total number of units that may be delivered pursuant to all types of awards to 12,200,000 units (which LINN is proposing to increase by 8,800,000 units to a total of 21,000,000 units). If any award expires or is canceled, forfeited, exercised, paid or otherwise terminated without the delivery of units, then the units covered by such award are available for delivery pursuant to other awards. Units withheld to satisfy exercise prices or tax withholding obligations are not available for delivery pursuant to other awards and units underlying a unit appreciation right will not be available for future grant following unit-settled exercise of the unit appreciation right.

Unit Options. A unit option is a right to purchase a unit at a specified price. The LINN Compensation Committee may make option grants under the plan to officers, employees and members of LINN’s board of directors containing such terms as the committee shall determine. Unit options will have an exercise price that will not be less than the fair market value of the units on the date of grant. The LTIP prohibits repricing of unit options. In general, unit options granted will become exercisable over a period determined by the LINN Compensation Committee. In addition, the unit options will become exercisable upon a change in control of LINN, unless provided otherwise by the LINN Compensation Committee. If a grantee’s employment, consulting relationship or membership on LINN’s board of directors terminates for any reason, the grantee’s unvested unit options will be automatically forfeited unless, and to the extent, the option agreement or the LINN Compensation Committee provides otherwise.

Upon exercise of a unit option (or a unit appreciation right, as defined below, settled in units), LINN will issue new units, acquire units on the open market or directly from any person or use any combination of the foregoing, in the LINN Compensation Committee’s discretion. If LINN issues new units upon exercise of the unit options (or a unit appreciation right settled in units), the total number of units outstanding will increase. The availability of unit options and unit appreciation rights is intended to furnish additional compensation to employees and members of LINN’s board of directors and to align their economic interests with those of unitholders.

As of September 30, 2013, there were 4,195,630 LINN units subject to outstanding unit options granted from the LTIP. The weighted average exercise price of the outstanding unit options is $35.37 and the weighted average remaining contractual life of such outstanding options is 5.53 years.

Unit Grants. A unit grant is the grant of an unrestricted unit, meaning a unit that vests immediately upon issuance. The LINN Compensation Committee may make unit grants under the plan to officers, employees and members of LINN’s board of directors. There were no outstanding unit grants that were unvested or otherwise subject to forfeiture as of September 30, 2013.

Restricted and Performance Based Restricted Units. A restricted unit is a unit that vests over a period of time and that during such time is subject to forfeiture. The LINN Compensation Committee may make grants of restricted units under the plan to officers, employees and directors containing such terms as the LINN Compensation Committee shall determine. The LINN Compensation Committee will determine the period over which restricted units (and distributions related to such units) will vest. Generally, the LINN Compensation Committee elects to grant restricted units that vest equally over a three year period. In certain circumstances, the committee may elect a shorter vesting period. The committee may base its determination upon the achievement of specified performance objectives. While the Committee has not previously elected to grant restricted units with performance based vesting, the committee is considering the implementation of such a performance based vesting beginning with grants made in 2014. In addition, the restricted units will vest upon a change of control of LINN, as defined in the plan, unless provided otherwise by the committee. If a grantee’s employment, consulting relationship or membership on LINN’s board of directors terminates for any reason, other than death, the grantee’s restricted units will be automatically forfeited unless, and to the extent, the LINN Compensation Committee or the terms of the award agreement provide otherwise.

Units to be delivered as restricted units may be units issued by LINN, units acquired by LINN in the open market, units already owned by LINN, units acquired by LINN from any other person or any combination of the foregoing. If LINN issues new units upon the grant of the restricted units, the total number of units outstanding will increase. LINN intends the restricted units under the plan to serve as a means of incentive compensation for performance. Therefore, plan participants will not pay any consideration (other than services) for the units they receive, and LINN will receive no remuneration (other than services) for the units.

As of September 30, 2013, there were 1,619,109 LINN restricted units outstanding under the LTIP. The weighted average period over which such outstanding restricted units is expected to vest is 1.61 years.

Phantom and Performance Based Phantom Units. A phantom unit entitles the grantee to receive a unit upon the vesting of the phantom unit or, in the discretion of the LINN Compensation Committee, cash equivalent to the value of a unit. The LINN Compensation Committee may make grants of phantom units under the LTIP to officers, employees and directors containing such terms as the LINN Compensation Committee shall determine.

The LINN Compensation Committee will determine the period over which phantom units will vest, subject to applicable minimum vesting periods except with respect to phantom unit grants to nonemployee directors. The LINN Compensation Committee may base its determination upon the achievement of specified financial objectives. In addition, the phantom units will vest upon a change of control of LINN, unless provided otherwise by the LINN Compensation Committee. If a grantee’s employment, or membership on LINN’s board of directors terminates for any reason, other than death or retirement, the grantee’s phantom units will be automatically forfeited unless, and to the extent, the LINN Compensation Committee or the terms of the award agreement provide otherwise.

LINN units to be delivered upon the vesting of phantom units may be units issued by LINN, units acquired by LINN in the open market, units already owned by LINN, units acquired by LINN from any other person or any combination of the foregoing. If LINN issues new units upon vesting of the phantom units, the total number of units outstanding will increase. The LINN Compensation Committee may grant tandem distribution equivalent rights with respect to phantom units that entitle the holder to receive cash equal to any cash distributions made on units while the phantom units are outstanding. LINN intends the issuance of any units upon vesting of the phantom units under the LTIP to serve as a means of incentive compensation for performance. Therefore, LTIP participants will not pay any consideration (other than services) for the LINN units they receive, and LINN will receive no remuneration (other than services) for the LINN units.

As of September 30, 2013, there were 85,420 unvested LINN phantom units outstanding under the LTIP. The weighted average period over which such outstanding phantom units are expected to vest is 2.38 years.

Unit Appreciation Rights. A unit appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a LINN unit on the exercise date over the exercise price established for the unit appreciation right. Such excess may be paid in LINN units, cash or a combination thereof, as determined by the LINN Compensation Committee in its discretion. In the future, the LINN Compensation Committee may make grants of unit appreciation rights under the plan to employees, consultants and directors containing such terms as the LINN Compensation Committee shall determine. Unit appreciation rights will have an exercise price that will not be less than the fair market value of the LINN units on the date of grant. In general, unit appreciation rights will become exercisable over a period determined by the LINN Compensation Committee. In addition, the unit appreciation rights will become exercisable upon a change in control of LINN, unless provided otherwise by the LINN Compensation Committee. If a grantee’s employment or membership on LINN’s board of directors terminates for any reason, the grantee’s unvested unit appreciation rights will be automatically forfeited unless, and to the extent, the grant agreement or LINN Compensation Committee provides otherwise. As of September 30, 2013, LINN had not granted any unit appreciation rights under the LTIP.

United States Federal Income Tax Consequences

The following summary is based on an analysis of the Internal Revenue Code as currently in effect, which is subject to change, including retroactively. The summary is for general information only and is intended to summarize briefly the U.S. federal tax consequences to participants arising from participation in the LTIP. Actual tax consequences may vary depending on the particular situation and may, therefore, be subject to special rules not discussed below. No attempt has been made to discuss any potential foreign, state, or local tax consequences. In addition, unit options or unit appreciation rights that provide for a “deferral of compensation” within the meaning of Section 409A, phantom units, and certain other awards that may be granted pursuant to the LTIP could be subject to additional taxes unless they are designed to comply with certain restrictions set forth in Section 409A and the guidance promulgated thereunder.

Unit Options; Unit Appreciation Rights. Participants will not realize taxable income upon the grant of a unit option or a unit appreciation right. Upon the exercise or, if later, the settlement of a unit option or a unit appreciation right, a participant will recognize ordinary compensation income (subject to withholding) in an amount equal to the excess of (i) the amount of cash or the fair market value of the LINN units received, over

(ii) the exercise price (if any) paid therefor. A participant will generally have a tax basis in any LINN units received pursuant to the exercise of a unit appreciation right, or pursuant to the cash exercise of a unit option, that equals the fair market value of the LINN units on the date of exercise. Subject to the below discussion, LINN expects to receive a deduction for federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by a participant under the foregoing rules.

When a participant sells the LINN units acquired as a result of the exercise of a unit option or unit appreciation right, any appreciation (or depreciation) in the value of the LINN units after the exercise date is treated as long- or short-term capital gain (or loss) for federal income tax purposes, depending on the holding period. The LINN units must be held for more than 12 months in order to qualify for long-term capital gain treatment.

Phantom Units; Restricted Units; Other Awards. A participant will recognize ordinary compensation income upon receipt of cash pursuant to a cash award or, if earlier, at the time the cash is otherwise made available for the participant to draw upon. A participant will not have taxable income at the time of a grant of an award in the form of a phantom unit award, but rather, will generally recognize ordinary compensation income at the time he receives LINN units or a cash payment in satisfaction of the phantom unit award in an amount equal to the fair market value of the LINN units received or the cash payment, whichever is applicable. In addition, the participant will be subject to ordinary income tax upon the payment of any distribution equivalents. In general, a participant will recognize ordinary compensation income as a result of the receipt of LINN units pursuant to a restricted unit award or a unit award in an amount equal to the fair market value of the LINN units when the LINN units are received, provided, that if the LINN units are not transferable or are subject to a substantial risk of forfeiture when received, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the LINN units (i) when the LINN units first become transferable or are no longer subject to a substantial risk of forfeiture, in cases where a participant does not make an valid election under Section 83(b) of the Code, or (ii) when the LINN units are received, in cases where a participant makes a valid election under Section 83(b) of the Code.

A participant who is an employee will be subject to withholding for federal, and generally for state and local, income taxes at the time he recognizes income under the rules described above with respect to LINN units or cash received. Directors and consultants must make their own arrangements for satisfying any tax obligations they may incur in connection with the receipt of an award under the LTIP. Distributions that are received by a participant prior to the time that the LINN units are taxed to the participant under the rules described in the preceding paragraph are taxed as additional compensation, not as distributions on LINN units. The tax basis in the LINN units received by a participant will equal the amount recognized by him as compensation income under the rules described in the preceding paragraph, and the participant’s capital gains holding period in those LINN units will commence on the date of receipt of the LINN units.

Subject to the below discussion, LINN expects to receive a deduction for federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by a participant under the foregoing rules.

Tax Code Limitations on Deductibility. In order for the amounts described above to be deductible by LINN, or one of its affiliates, the amounts must constitute reasonable compensation for services rendered or to be rendered and must be ordinary and necessary business expenses.

Limited Partnership Interest. LINN is not intended to be a taxable entity, and as such, LINN does not expect to incur any federal income tax liability. Instead, each holder of LINN units is required to report on his income tax return his share of LINN income, gains, losses and deductions in computing his federal income tax liability, regardless of whether cash distributions are made to him by LINN. Distributions by LINN to a holder of LINN units are generally not taxable unless the amount of cash distributed is in excess of the holder’s adjusted basis in his interest. Usually at the beginning of each year, LINN will mail to each LINN unitholder a Schedule K-1 showing the amounts of income, gains, losses, and deductions that the LINN unitholder is required to reflect on his federal income tax return as a LINN unitholder for the preceding year. A LINN unitholder will not qualify for using Form 1040EZ or 1040A, and may not file his federal income tax return until he has received his Schedule K-1 and reflected the relevant information contained therein in his tax return.

New Plan Benefits. The benefits or amounts that may be received or allocated to participants under the LTIP for future periods will be determined at the discretion of the LINN Compensation Committee and are not determinable at this time. On January 23, 2013, the LINN Compensation Committee approved an award of 5,205 restricted units to each of LINN’s non-employee directors, which award for each non-employee director had a grant date fair value (as determined in accordance with FASB ASC Topic 718) of $198,258. The following table sets forth the benefits and amounts that were allocated in 2012 to the following: (i) the LINN Named Executive Officers (“Named Officers”) individually; (ii) the LINN Named Officers as a group; (iii) all current LINN directors who are not executive officers as a group; and (iv) all LINN employees, including all current officers and executive officers who are not Named Officers, as a group:

Name and Position	Number of Units Subject to Options Granted in 2012 (#)	Number of Restricted Units Granted in 2012 (#)	Grant Date Fair Value of Awards Granted in 2012 ($) (1)
Mark E. Ellis, Chairman, President and Chief Executive Officer	950,000	136,277	10,124,242
Kolja Rockov, Executive Vice President and Chief Financial Officer	400,000	54,511	4,155,890
Arden L. Walker, Jr., Executive Vice President and Chief Operating Officer	400,000	54,511	4,155,890
Charlene A. Ripley, Senior Vice President and General Counsel	300,000	32,707	2,812,107
David B. Rottino, Senior Vice President of Finance, Business Development and Chief Accounting Officer	300,000	32,707	2,812,107
Named Officer Group	2,350,000	310,713	24,060,236
Non-Employee Director Group	—	28,620	1,056,650
Non-Named Officer Employee Group	1,050,000	707,257	29,816,566

(1)	Represents the total amount of the grant date fair value for awards in accordance with valuation methodology in FASB ASC Topic 718.

Securities Authorized for Issuance Under Equity Compensation Plans. The following summarizes information regarding the number of units that are available for issuance under all of LINN’s equity compensation plans as of December 31, 2012:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Unit Options, Warrants and Rights (1) (a) (#)	Weighted Average Exercise Price of Outstanding Unit Options, Warrants and Rights (b) ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c) (#)
Equity Compensation Plans Approved by Security Holders	4,642,805	$35.25	769,316
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	4,642,805	$35.25	769,316

(1)	Includes all unit options granted as of December 31, 2012, less all that have been exercised or canceled as of December 31, 2012.

LINN Compensation Committee Report

The LINN Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the LINN Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this joint proxy statement/prospectus.

Submitted By:

LINN Compensation Committee

Jeffrey C. Swoveland, Chair

George A. Alcorn

David D. Dunlap

Joseph P. McCoy

Notwithstanding anything to the contrary set forth in any of LINN’s previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this joint proxy statement/prospectus or future filings with the SEC, in whole or in part, the preceding report shall not be deemed to be “soliciting material” or to be “filed” with the SEC or incorporated by reference into any filing except to the extent the foregoing report is specifically incorporated by reference therein.

2012 LINN Summary Compensation Table

The following table sets forth certain information with respect to the compensation paid for the fiscal year ended December 31, 2012 to LINN’s Chief Executive Officer, its Chief Financial Officer and its three other most highly compensated executive officers (the Named Officers).

(a) Name and Principal Position	(b) Year	(c) Salary ($)	(d) Bonus ($)	(e) Unit Awards ($) (2)	(f) Option Awards ($) (2)	(g) Non-Equity Incentive Plan Compensation ($) (3)	(h) All other Compensation ($) (4)	(i) Total ($) (5)
Mark E. Ellis	2012	775,000	—	5,080,407	5,043,835	1,434,000	125,000	12,458,242
Chairman, President and Chief Executive Officer	2011	750,000	—	7,201,460	—	1,000,000	79,700	9,031,160
	2010	600,000	—	2,968,446	—	1,050,000	14,700	4,633,146

Kolja Rockov	2012	430,000	—	2,032,170	2,123,720	716,000	25,000	5,326,890
Executive Vice	2011	415,000	—	2,469,071	—	470,000	14,700	3,368,771
President and Chief	2010	315,000	—	1,113,180	—	470,000	14,700	1,912,880
Financial Officer

Arden L. Walker, Jr.	2012	430,000	—	2,032,170	2,123,720	716,000	25,000	5,326,890
Executive Vice	2011	415,000	—	2,057,566	—	470,000	14,700	2,957,266
President and Chief	2010	300,000	—	788,514	—	345,000	14,700	1,448,214
Operating Officer

Charlene A. Ripley (1)	2012	390,000	—	1,219,317	1,592,790	578,000	25,000	3,805,107
Senior Vice President	2011	375,000	—	1,646,060	—	375,000	14,700	2,410,760
and General Counsel	2010	300,000	—	742,111	—	360,000	14,700	1,416,811

David B. Rottino	2012	390,000	—	1,219,317	1,592,790	578,000	25,000	3,805,107
Senior Vice President	2011	375,000	—	1,646,060	—	375,000	14,700	2,410,760
of Finance, Business	2010	275,000	—	602,980	—	315,000	14,700	1,207,680
Development and Chief
Accounting Officer

(1)	Effective February 27, 2013, Ms. Ripley resigned her position as Senior Vice President and General Counsel.
(2)

The amounts in columns (e) and (f) reflect the aggregate grant date fair value of awards granted under LINN’s LTIP, computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 5 to LINN’s audited consolidated financial statements for the fiscal year ended December 31, 2012, included elsewhere in this joint proxy statement/prospectus.

(3)

The amounts in column (g) reflect the cash awards approved by the LINN Compensation Committee under LINN’s EICP for performance in 2010, 2011 and 2012. The 2010 amounts were not actually paid until February 2011, the 2011 amounts were not actually paid until February 2012 and the 2012 amounts were not actually paid until February 2013.

(4)

For each Named Officer, the amount shown in column (h) reflects (1) matching contributions allocated by LINN to each of its Named Officers pursuant to the Retirement Savings Plan (which is more fully described under the heading “—Other Benefits”) and (2) $10,000 paid by LINN for reimbursement of certain tax preparation expenses. Mr. Ellis’s 2012 amount also includes $100,000 paid by LINN for personal usage of company-leased aircraft.

(5)

Distributions paid during 2012 on issued, but unvested units pursuant to the equity awards are not shown in column (i) because the fair value shown in column (e) reflects the value of distributions. Distributions are paid to LINN’s Named Officers at the same rate as all unitholders, currently $2.90 per unit on an annualized basis. Distributions paid in 2010, 2011 and 2012 are shown below.

Executive	2012 ($)	2011 ($)	2010 ($)

Mark E. Ellis	857,810	814,447	531,471

Kolja Rockov	319,989	317,393	265,106

Arden L. Walker, Jr.	287,477	242,614	176,070

Charlene A. Ripley	202,916	210,848	181,156

David B. Rottino	197,708	189,200	162,359

Narrative Disclosure to the 2012 LINN Summary Compensation Table

Mark E. Ellis, Chairman, President and Chief Executive Officer.

LINN entered into a First Amended and Restated Employment Agreement with Mr. Ellis, effective December 17, 2008, as amended effective January 1, 2010, that provides for an annual base salary not less than $600,000, subject to annual review and upward adjustment by the LINN Compensation Committee. Mr. Ellis is entitled to receive incentive compensation payable at the discretion of the LINN Compensation Committee. The LINN Compensation Committee may set, in advance, an annual target bonus. Mr. Ellis is eligible for awards under the LTIP at the discretion of the LINN Compensation Committee. Under the LTIP and the related grant agreements, Mr. Ellis receives distributions payable on all vested and unvested restricted units at the same rate as that paid to all LINN unitholders, currently $2.90 per unit on an annualized basis.

Mr. Ellis’ agreement contains certain confidentiality and non-compete obligations that restrict his ability to compete with LINN’s business for up to one year following his termination, unless the termination occurs within the change of control period (as defined in the agreement).

Kolja Rockov, Executive Vice President and Chief Financial Officer.

LINN entered into a Third Amended and Restated Employment Agreement with Mr. Rockov, effective December 17, 2008, that provides for an annual base salary of not less than $285,000, subject to annual review and upward adjustment by the LINN Compensation Committee. The remaining terms governing Mr. Rockov’s compensation under the agreement are the same as Mr. Ellis’s employment agreement.

Arden L. Walker, Jr., Executive Vice President and Chief Operating Officer.

LINN entered into a First Amended and Restated Employment Agreement with Mr. Walker, effective December 17, 2008, and as amended on April 26, 2011, that provides for an annual base salary of $415,000, subject to annual review and upward adjustment by the LINN Compensation Committee. The remaining terms governing Mr. Walker’s compensation under the agreement are the same as Mr. Ellis’ employment agreement.

Charlene A. Ripley, Senior Vice President and General Counsel.

LINN entered into a First Amended and Restated Employment Agreement with Ms. Ripley, effective December 17, 2008, that provides for an annual base salary of $255,000, subject to annual review and upward adjustment by the LINN Compensation Committee. The remaining terms governing Ms. Ripley’s compensation under the agreement are the same as Mr. Ellis’ employment agreement. Ms. Ripley’s agreement does not contain confidentiality and non-compete provisions. Effective February 27, 2013, Ms. Ripley resigned her position as LINN’s Senior Vice President and General Counsel.

David B. Rottino, Senior Vice President of Finance, Business Development and Chief Accounting Officer.

LINN entered into a Second Amended and Restated Employment Agreement with Mr. Rottino, effective December 17, 2008, that provides for an annual base salary of $235,000, subject to annual review and upward adjustment by the LINN Compensation Committee. The remaining terms governing Mr. Rottino’s compensation under the agreement are the same as Mr. Ellis’ employment agreement.

Please read “—Quantification of Payments on Termination” for a summary of the compensation upon termination provisions of each Named Officer’s employment agreement.

2012 Grants of Plan Based Awards

(a) Name	(c) Grant Date (1)	(e) Estimated Future Payouts Under Non- Equity Incentive Plan Awards Target ($) (2)	(g) All Other Unit Awards: Number of Units (#)	(h) All Other Option Awards: Number of Securities Underlying Options (#)	(i) Option Exercise Price ($/unit)	(j) Grant Date Fair Value of Unit and Option Awards ($) (3)

Mark E. Ellis	1/26/2012	775,000	136,277			5,080,407

Mark E. Ellis	10/11/2012			950,000	40.01	5,043,835

Kolja Rockov	1/26/2012	387,000	54,511			2,032,170

Kolja Rockov	10/11/2012			400,000	40.01	2,123,720

Arden L. Walker, Jr.	1/26/2012	387,000	54,511			2,032,170

Arden L. Walker, Jr.	10/11/2012			400,000	40.01	2,123,720

Charlene A. Ripley	1/26/2012	312,000	32,707			1,219,317

Charlene A. Ripley	10/11/2012			300,000	40.01	1,592,790

David B. Rottino	1/26/2012	312,000	32,707			1,219,317

David B. Rottino	10/11/2012			300,000	40.01	1,592,790

(1)	In each case, the grant date is the same as the date of LINN Compensation Committee approval.
(2)

In January 2012, the LINN Compensation Committee set EICP targets for 2012 as a percentage of base salary. There is no threshold or maximum payout; the LINN Compensation Committee has discretion to adjust the actual award above or below the target. The amount shown represents the payout at target; the actual awards for 2012 (awarded on January 23, 2013) are shown in column (g) of the Summary Compensation Table.

(3)

The amounts shown in column (j) represent the grant date fair value for each award under FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 5 to LINN’s audited consolidated financial statements for the fiscal year ended December 31, 2012, included elsewhere in this joint proxy statement/prospectus.

Outstanding Equity Awards at December 31, 2012

	Option Awards				Unit Awards
Name	Units Underlying Unexercised Options Exercisable (#)	Number of Units Underlying Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date (1)	Number of Units That Have Not Vested (#)	Market Value of Unvested Units ($) (2)
Mark E. Ellis (3)	50,000	—	32.18	12/18/2016
Mark E. Ellis (3)	50,000	—	23.61	12/18/2017
Mark E. Ellis (3)	125,000	—	21.70	1/29/2018
Mark E. Ellis (3)	135,765	—	15.95	2/4/2019
Mark E. Ellis (7)	—	950,000	40.01	10/11/2019
Mark E. Ellis (4)					38,788	1,366,889
Mark E. Ellis (5)					124,345	4,381,918
Mark E. Ellis (6)					136,277	4,802,401
Kolja Rockov (3)	111,250	—	21.00	1/19/2016
Kolja Rockov (3)	85,000	—	27.94	12/6/2016
Kolja Rockov (3)	83,350	—	21.70	1/29/2018
Kolja Rockov (3)	88,625	—	15.95	2/4/2019
Kolja Rockov (7)	—	400,000	40.01	10/11/2019
Kolja Rockov (4)					14,546	512,601
Kolja Rockov (5)					42,632	1,502,352
Kolja Rockov (6)					54,511	1,920,968
Arden L. Walker Jr. (3)	50,000	—	33.00	2/5/2017
Arden L. Walker Jr. (3)	45,850	—	21.70	1/29/2018
Arden L. Walker Jr. (3)	57,700	—	15.95	2/4/2019
Arden L. Walker Jr. (7)	—	400,000	40.01	10/11/2019
Arden L. Walker Jr. (4)					10,303	363,078
Arden L. Walker Jr. (5)					35,527	1,251,971
Arden L. Walker Jr. (6)					54,511	1,920,968
Charlene A. Ripley (3)	30,000	—	35.00	4/11/2017
Charlene A. Ripley (3)	54,200	—	21.70	1/29/2018
Charlene A. Ripley (3)	58,075	—	15.95	2/4/2019
Charlene A. Ripley (7)	—	300,000	40.01	10/11/2019
Charlene A. Ripley (4)					9,697	341,722
Charlene A. Ripley (5)					28,422	1,001,591
Charlene A. Ripley (6)					32,707	1,152,595
David B. Rottino (3)	50,000	—	24.29	6/9/2018
David B. Rottino (3)	42,240	—	15.95	2/4/2019
David B. Rottino (7)	—	300,000	40.01	10/11/2019
David B. Rottino (4)					7,879	277,656
David B. Rottino (5)					28,422	1,001,591
David B. Rottino (6)					32,707	1,152,595

(1)	Except as otherwise indicated, options expire ten years from date of grant.
(2)	Based on the closing sales price of LINN units on December 31, 2012 of $35.24.

(3)	These unit options are fully vested as of the date of this joint proxy statement/prospectus.
(4)	These restricted unit awards vest in three equal installments on January 27, 2011, 2012, 2013.
(5)	These restricted unit awards vest in three equal installments on January 28, 2012, 2013 and 2014.
(6)	These restricted unit awards vest in three equal installments on January 26, 2013, 2014 and 2015.
(7)	These unit options vest in full on January 19, 2016, and expire seven years from the date of grant.

2012 Option Exercises and Units Vested

	Option Awards		Unit Awards
(a) Name	(b) Number of Units Acquired on Exercise (#)	(c) Value Realized on Exercise ($)	(d) Number of Units Acquired on Vesting (#)	(e) Value Realized on Vesting ($) (1)
Mark E. Ellis (2)	—	—	138,514	5,126,950
Kolja Rockov (3)	—	—	60,375	2,227,746
Arden L. Walker, Jr. (4)	—	—	44,027	1,626,418
Charlene A. Ripley (5)	—	—	39,973	1,475,078
David B. Rottino (6)	—	—	33,773	1,248,155

(1)	The value realized represents the total fair market value of the units on the vesting date reported as earned compensation during 2012.
(2)	Mr. Ellis vested and sold 47,917 units to satisfy statutory federal payroll tax withholding requirements.
(3)	Mr. Rockov vested and sold 19,418 units to satisfy statutory federal payroll tax withholding requirements.
(4)	Mr. Walker vested and sold 13,474 units to satisfy statutory federal payroll tax withholding requirements.
(5)	Ms. Ripley vested and sold 11,994 units to satisfy statutory federal payroll tax withholding requirements.
(6)	Mr. Rottino vested and sold 9,742 units to satisfy statutory federal payroll tax withholding requirements.

Pension Benefits

LINN does not provide pension benefits for its Named Officers or other employees. Retirement benefits are provided through the Retirement Savings Plan, as discussed previously.

Non-Qualified Deferred Compensation

LINN does not have a non-qualified deferred compensation plan. The Retirement Savings Plan is a 401(k) deferred compensation arrangement and a qualified plan under section 401(a) of the Internal Revenue Code (Code).

Potential Payments Upon Termination or Change in Control

Payments Made Upon Termination For Any Reason

Under each of LINN’s Named Officer’s employment agreement, regardless of the manner in which his or her employment terminates, the executive will be entitled to receive amounts earned (but unpaid) during his or her term of employment. Such amounts include:

•	earned, but unpaid base salary;

•	unused vacation pay;

•	amounts contributed and vested through LINN’s Retirement Savings Plan; and

•	any other amounts that may be reimbursable by LINN to the Named Officer under his or her employment agreement.

Payments Made Upon Termination Without Cause or for Good Reason

In addition to the payments described above, in the event of termination by LINN other than for “Cause” or termination by the executive for “Good Reason” except in the event of a change of control, each Named Officer’s employment agreement provides for severance payments equal to two times the Named Officer’s highest base salary in effect at any time during the 36 months prior to the date of the termination. Each Named Officer will also receive his earned, but unpaid EICP awards determined as follows:

(i) If the Named Officer was employed for the entire previous year but was terminated prior to the LINN Compensation Committee finally determining his or her EICP award for the preceding year, then the Named Officer will be deemed to have been awarded 100% of his target EICP award for that year; or

(ii) If the Named Officer was employed for the entire previous year and the LINN Compensation Committee had already finally determined the EICP award for the preceding year by the date of termination, but it had not yet been paid, then the Named Officer will receive the actual amount of the EICP award; plus, in either case an amount representing a pro-rata, deemed (assuming an award at 100% of his or her target) EICP award for the fiscal year in which the termination date occurs. LINN will also pay its portion of COBRA continuation coverage, as well as pay certain costs of continuing medical coverage after the expiration of the maximum required period under COBRA. The footnotes to the table below describe each Named Officer’s specific severance payments.

In addition, in the event of termination by LINN other than for “Cause” or termination by the Named Officer for “Good Reason,” all outstanding restricted unit and unit option awards will vest in full.

LINN will have “Cause” to terminate the Named Officer’s employment by reason of any of the following: (i) his or her conviction of, or plea of nolo contendere to, any felony or to any crime or offense causing substantial harm to LINN (whether or not for personal gain) or involving acts of theft, fraud, embezzlement, moral turpitude or similar conduct; (ii) his or her repeated intoxication by alcohol or drugs during the performance of his or her duties; (iii) his or her willful and intentional misuse of any of LINN’s funds; (iv) embezzlement by him or her; (v) his or her willful and material misrepresentations or concealments on any written reports submitted to LINN; (vi) his or her willful and intentional material breach of his or her employment agreement; (vii) his or her willful and material failure to follow or comply with the reasonable and lawful written directives of the LINN board of directors; or (viii) conduct constituting a material breach of LINN’s then current (A) Code of Business Conduct and Ethics, and any other written policy referenced therein, or (B) the Code of Ethics for Chief Executive Officer and Senior Financial Officers, if applicable, provided that in each case the Named Officer knew or should have known such conduct to be a breach.

“Good Reason” will mean any of the following to which the Named Officer will not consent in writing: (i) a reduction in his or her then-current base salary; (ii) failure by LINN to pay in full on a current basis (A) any of the compensation or benefits described in the Named Officer’s employment agreement that are due and owing, or (B) any amounts that are due and owing to the Named Officer under any long-term or short-term or other incentive compensation plans, agreements or awards; (iii) material breach of any provision of the Named Officer’s employment agreement by LINN; (iv) any material reduction in the Named Officer’s title, authority or responsibilities; or (v) a relocation of the Named Officer’s primary place of employment to a location more than fifty (50) miles from LINN’s then-current location in Houston, Texas.

If the Named Officer is terminated for “Cause” or voluntarily terminates his or her employment without “Good Reason,” the Named Officer will receive only the amounts identified under “—Payments Made Upon Termination For Any Reason.”

Payments Made Upon Death, Disability or Retirement

In the event of the death, “Disability” or “Retirement” of a Named Officer, he or she will receive amounts earned (but unpaid) during his or her term of employment as described above. In addition, upon the death or “Disability” of a Named Officer, all outstanding restricted units and unit option awards will vest in full. Upon “Retirement”, all unvested awards will be canceled and new immediately vested unit grant awards will be made in an equivalent amount of the unvested portion.

“Disability” means the earlier of (a) written determination by a physician selected by LINN and reasonably agreed to by the Named Officer that the Named Officer has been unable to perform substantially his or her usual and customary duties for a period of at least one hundred twenty (120) consecutive days or a non-consecutive period of one hundred eighty (180) days during any twelve-month period as a result of incapacity due to mental or physical illness or disease; and (b) “Disability” as such term is defined in LINN’s applicable long-term disability insurance plan.

“Retirement” shall mean termination of the Named Officer’s service relationship with LINN on or after his or her attainment of age 60 with at least 5 years of employment with LINN or its affiliates.

Payments Made Upon a Termination Following a Change of Control

LINN’s LTIP and the employment agreements with each Named Officer provide certain benefits if his or her employment is terminated by LINN without Cause (as defined above) or by the Named Officer for Good Reason (as defined above) during the period beginning six (6) months prior to a Change of Control and ending two (2) years following the Change of Control.

In addition to the earned benefits and amounts listed under the heading “—Payments Made Upon Termination For Any Reason,” the Named Officer will receive:

•

a lump sum severance payment that ranges from two to three times the sum of the Named Officer’s base salary at the highest rate in effect at any time during the thirty-six (36) month period immediately preceding the termination date, plus the highest EICP award that the Employee was paid in the thirty-six (36) months immediately preceding the Change of Control;

•	COBRA continuation coverage as described above upon a termination without “Cause” or for “Good Reason;”

•	his or her earned, but unpaid EICP award determined as described above upon a termination without “Cause” or for “Good Reason;”

•	an amount equal to the excise tax charged to the Named Officer as a result of the receipt of any change of control payments; and

•	all restricted unit and unit options awards held by the Named Officer will automatically vest and become exercisable.

With respect to the definition of “Change of Control,” each of the Named Officers’ employment agreements are the same. “Change of Control” means the first to occur of:

(1)	The acquisition by any individual, entity or group (within the meaning of Section 13(d) (3) or 14(d) (2) of the Exchange Act) (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of thirty-five percent (35%) or more of either (A) the then-outstanding equity interests of LINN (the “Outstanding LINN Equity”) or (B) the combined voting power of the then-outstanding voting securities of LINN entitled to vote generally in the election of directors (the “Outstanding LINN Voting Securities”); provided, however, that, for purposes of this Section 1 of this definition, the following acquisitions will not constitute a Change of Control: (i) any acquisition directly from LINN, (ii) any acquisition by LINN, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by LINN or any affiliated company, or (iv) any acquisition by any corporation or other entity pursuant to a transaction that complies with Section (3)(A), Section (3)(B) or Section (3)(C) below;

(2)

Any time at which individuals who, as of the date of such Named Officer’s employment agreement with LINN, constitute the board of directors (the “Incumbent Board”) cease for any reason to constitute at least a majority of the board of directors; provided, however, that any individual becoming a director subsequent to such date whose election, or nomination for election by LINN’s Unitholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Incumbent Board;

(3)	Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving LINN or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of LINN, or the acquisition of assets or equity interests of another entity by LINN or any of its subsidiaries (each, a “Business Combination”), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding LINN Equity and the Outstanding LINN Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the then-outstanding equity interests and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation or other entity that, as a result of such transaction, owns LINN or all or substantially all of LINN’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding LINN Equity and the Outstanding LINN Voting Securities, as the case may be, (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of LINN or such corporation or other entity resulting from such Business Combination) beneficially owns, directly or indirectly, thirty-five percent (35%) or more of, respectively, the then-outstanding equity interests of the corporation or other entity resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation or other entity, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors of the corporation or equivalent body of any other entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the LINN board of directors providing for such Business Combination; or

(4)	Consummation of a complete liquidation or dissolution of LINN.

Excise Taxes

If any benefits payable or otherwise provided under each Named Officer’s employment agreement would be subject to the excise tax imposed by Section 4999 of the Code (Excise Tax), then LINN will provide for the payment of, or otherwise reimburse the executive for, an amount up to such Excise Tax and any related taxes, fees or penalties thereon.

Non-Competition Provisions

The non-competition provisions of the employment agreements of each of the Named Officers are described above in the section titled “—Narrative Disclosure to the LINN 2012 Summary Compensation Table.”

Quantification of Payments on Termination

The chart below reflects the amount of compensation to each of LINN’s Named Officers in the event of termination of such officer’s employment pursuant to his or her employment agreement and LINN’s LTIP. The amount of compensation payable to each Named Officer upon voluntary termination with “Good Reason,” involuntary termination other than for “Cause,” termination following a “Change of Control” and the occurrence of the “Disability”, death or retirement of the executive is shown below. The amounts shown are calculated assuming that such termination was effective as of December 31, 2012, and thus include amounts earned through such time (other than amounts payable pursuant to LINN’s Retirement Savings Plan) and are estimates of the amounts which would be paid to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of the Named Officer’s actual separation from LINN.

Name and Reason for Termination	Severance Pay ($)	Bonus ($) (4)	Health Benefits ($)	Early Vesting of Equity Awards ($) (a)	Estimated Tax Gross Up ($) (5)	Total ($)
Mark E. Ellis (1)
Without cause or good reason	1,550,000	775,000	42,274	10,551,208	—	12,918,482
Change of Control	6,627,000	775,000	63,411	10,551,208	—	18,016,619
Disability, Death or Retirement	—	775,000	—	10,551,208	—	11,326,208

Kolja Rockov (2)
Without cause or good reason	860,000	387,000	30,698	3,935,920	—	5,213,618
Change of Control	2,865,000	387,000	38,372	3,935,920	—	7,226,292
Disability, Death or Retirement	—	387,000	—	3,935,920	—	4,322,920

Arden L. Walker, Jr. (2)
Without cause or good reason	860,000	387,000	29,054	3,536,017	—	4,812,071
Change of Control	2,865,000	387,000	29,054	3,536,017	—	6,817,071
Disability, Death or Retirement	—	387,000		3,536,017	—	3,923,017

Charlene A. Ripley (3)
Without cause or good reason	780,000	312,000	33,134	2,495,908	—	3,621,042
Change of Control	1,936,000	312,000	33,134	2,495,908	—	4,777,042
Disability, Death or Retirement	—	312,000	—	2,495,908	—	2,807,908

David B. Rottino (3)
Without cause or good reason	780,000	312,000	41,932	2,431,842	—	3,565,774
Change of Control	1,936,000	312,000	41,932	2,431,842	—	4,721,774
Disability, Death or Retirement	—	312,000	—	2,431,842	—	2,743,842

(a)

Closing price of LINN units on December 31, 2012 was $35.24. All awards under the LTIP fully vest upon termination without cause, good reason, death, disability or a change of control (as each is defined in the respective employment agreements). Upon retirement, unvested awards are canceled and an equivalent amount of immediately vested unit grants are made.

(1)

If Mr. Ellis’ employment is terminated without cause or by employee for good reason, his employment agreement provides that, in addition to the amounts earned but unpaid, (1) he will receive a lump sum severance payment of two times his base salary at the highest rate in effect at any time during the thirty-six (36) month period immediately preceding the termination (“Severance Pay”), (2) LINN will pay its portion of COBRA continuation coverage, as well as pay certain costs of continuing medical coverage for Mr. Ellis for up to six months after the expiration of the maximum required period under COBRA, and (3) all of Mr. Ellis’s granted but unvested awards under the LTIP shall immediately vest.

If Mr. Ellis is terminated without cause or by him for good reason during the period beginning six (6) months prior to a Change of Control and ending two (2) years following a Change of Control (“COC Period”), he is entitled to the same severance benefits described above, except that (1) the Severance Pay will be three times the sum of a) his highest base salary in effect at any time during the 36-month period immediately preceding termination (“Highest Base Salary”) and b) his highest annual EICP award in the 36 months prior to the change of control (“Highest EICP Award”) and (2) the period for continued coverage of medical benefits will be up to eighteen months after the expiration of the maximum period required by COBRA. Mr. Ellis will also receive a gross up of any Excise Tax (“Excise Tax Gross Up”) and of any Section 409A penalties and interest.

(2)

If either of Mr. Rockov or Mr. Walker is terminated without cause or by him for good reason, his employment agreement provides for severance benefits substantially similar to Mr. Ellis. If Mr. Rockov or Mr. Walker is terminated without cause or by him for good reason during the COC Period, each will be entitled to substantially the same benefits as Mr. Ellis except that 1) his Severance Pay is 2.5 times the sum of his Highest Base Salary and Highest EICP Award and 2) the period for continued coverage of medical benefits will be up to twelve months after the expiration of the maximum required period under COBRA. Mr. Rockov’s and Mr. Walker’s employment agreements include the Excise Tax Gross Up but no gross up for penalties or interest under Section 409A.

(3)

If Mr. Rottino is terminated without cause or by him for good reason, the employment agreement provides for severance benefits substantially similar to Mr. Ellis. If Mr. Rottino is terminated without cause or by him for good reason during the COC Period, he will be entitled to substantially the same benefits as Mr. Ellis, except (1) Severance Pay shall be two times the sum of his Highest Base Salary and Highest EICP Award and (2) the period for continued coverage of medical benefits will remain up to six months after the expiration of the maximum required period under COBRA. Mr. Rottino’s employment agreement includes the Excise Tax Gross Up but no gross up for penalties or interest under Section 409A.

(4)

The amounts listed under Bonus represent each Named Officer’s target EICP award for 2012. As described above under “—Payments Made Upon Termination Without Cause or for Good Reason,” if the Named Officer was employed for the entire previous year but was terminated prior to the LINN Compensation Committee finally determining his or her EICP award for the preceding year (in the hypothetical case presented in the table above, on December 31, 2012), he or she would have received his or her target EICP award. The LINN Compensation Committee determined actual EICP awards for 2012 performance on January 23, 2013; the actual awards for each Named Officer are identified in column (g) of the Summary Compensation Table, but are not reflected in the table above.

(5)

Using a hypothetical termination date of December 31, 2012, LINN determined that none of its Named Officers would have “excess parachute payments” as defined in Section 280G of the Code; thus none would be entitled to a tax gross up.

LINN’S DIRECTOR COMPENSATION

LINN uses a combination of cash and unit-based incentive compensation to attract and retain qualified candidates to serve on its board of directors. In setting director compensation, LINN considers the significant amount of time that directors expend in fulfilling their duties to LINN as well as the skill level required by LINN of members of its board of directors.

Annual Retainer and Fees. In 2012, each independent director (as determined by the LINN board of directors pursuant to applicable NASDAQ listing standards) received the following cash compensation for serving on the LINN board of directors:

•	An annual cash retainer of $50,000 paid in four installments quarterly;

•	A per meeting fee of $1,500, payable quarterly;

•	A per committee meeting fee of $1,000, payable quarterly; and

•	Committee chair fees (each payable quarterly) of:

•	$15,000 for LINN’s Audit Committee chair;

•	$7,500 for LINN’s Nominating and Governance Committee chair; and

•	$10,000 for LINN’s Compensation Committee chair.

•	Lead director fee of $10,000 per year, payable quarterly.

Restricted Unit Grant. In January 2012, the LINN Compensation Committee approved an annual grant of 4,770 restricted units to each of LINN’s independent directors. Restricted units are granted under the LINN LTIP and vest over three years. The restricted units have the same terms and conditions as grants made to LINN’s Named Officers.

2012 Director Summary Compensation Table

The table below summarizes the compensation LINN paid to its non-employee directors for the fiscal year ended December 31, 2012.

(a) Name (1)	(b) Fees Earned or Paid in Cash ($)	(c) Unit Awards ($) (2) (3)	(e) All Other Compensation ($) (4)	(f) Total ($)
George A. Alcorn	90,500	177,826	55,060	323,386
David D. Dunlap	66,500	167,522	6,917	240,939
Terrence S. Jacobs	94,500	177,826	55,060	327,386
Michael C. Linn	65,000	177,826	280,707	523,533
Joseph P. McCoy	98,000	177,826	46,465	322,291
Jeffrey C. Swoveland	94,500	177,826	55,060	327,386

(1)

Mark E. Ellis, LINN’s Chairman, President and Chief Executive Officer, is not included in this table as he was an employee in 2012 and thus received no additional compensation for his service as director. Mr. Ellis’s compensation is shown in the Summary Compensation Table above.

(2)	Reflects the aggregate grant date fair value of 2012 awards computed in accordance with FASB ASC Topic 718. The following represents outstanding unit grant awards as of December 31, 2012:

Director	Phantom Unit Awards (#)	Value at Grant Date ($)	Vested Phantom Units (#)	Vested Unit Options (#)	Exercise Price ($)	Restricted Unit Awards (#)	Value at Grant Date ($)
George A. Alcorn	9,946	277,918	9,946	2,000	20.18	9,272	333,386
David D. Dunlap	—	—	—	—	—	4,770	167,522
Terrence S. Jacobs	9,946	277,918	9,946	—	—	9,272	333,386
Michael C. Linn	—	—	—	—	—	97,978	3,300,218
Joseph P. McCoy	6,946	196,798	6,946	—	—	9,272	333,386
Jeffrey C. Swoveland	9,946	277,918	9,946	10,000	20.18	9,272	333,386

(3)	In addition, the LINN Compensation Committee approved the following restricted unit grants to LINN’s directors on January 23, 2013:

Director	Restricted Unit Awards (#)	Value at Grant Date ($)
George A. Alcorn	5,205	198,258
David D. Dunlap	5,205	198,258
Terrence S. Jacobs	5,205	198,258
Michael C. Linn	5,205	198,258
Joseph P. McCoy	5,205	198,258
Jeffrey C. Swoveland	5,205	198,258

(4)	Reflects the dollar amount of distributions paid in 2012 on the phantom and restricted units reported in (2) above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

LinnCo

The following table sets forth as of October 1, 2013, the number of shares beneficially owned by: (i) each person who is known to LinnCo to beneficially own more than 5% of a class of shares; (ii) the current directors and nominees of the LinnCo board of directors; (iii) each Named Officer; and (iv) all current directors and executive officers as a group. LinnCo obtained certain information in the table from filings made with the SEC. Unless otherwise noted, each beneficial owner has sole voting power and sole investment power.

Name of Beneficial Owner	Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Linn Energy, LLC(1)		(2)
Fir Tree, Inc.(3)	3,258,012		9.4%
Robert S. Pitts, Jr.(4)	1,851,000		5.32%
Mark E. Ellis(1)	—		*
Kolja Rockov (1)	—		*
Arden L. Walker, Jr.(1)	—		*
David B. Rottino(1)	—		*
George A. Alcorn(1)	—		*
Terrence S. Jacobs(1)	—		*
Michael C. Linn(1)	—		*
Joseph P. McCoy(1)	—		*
Linda M. Stephens(1)	1,418		*
All executive officers and directors as a group (9 persons)(5)	1,418		*

*	Less than 1% of class based on 34,787,500 common shares outstanding as of October 1, 2013.

(1)	The address of each beneficial owner, unless otherwise noted, is c/o LinnCo, LLC, 600 Travis, Suite 5100, Houston, Texas 77002.
(2)	LINN owned 100% of LinnCo’s sole voting share and no LinnCo common shares.
(3)

Fir Tree, Inc., a New York corporation (“Fir Tree”), may be deemed to beneficially own 3,258,012 shares of common shares purchased by certain private investment funds for which Fir Tree serves as the investment manager (the “Funds”) as a result of being the investment manager of the Funds. This amount consists of (i) 1,618,012 common shares and (ii) 1,640,000 common shares receivable upon the exercise of presently exercisable American-style call options. The business address of Fir Tree is 505 Fifth Avenue, 23rd Floor, New York, New York 10017.

(4)

Mr. Pitts is the managing member of Steadfast Capital Management LP, a Delaware limited partnership (the “Investment Manager”) and Steadfast Advisors LP, a Delaware limited partnership (the “Managing General Partner”). The Managing General Partner has the power to vote and dispose of the securities held by Steadfast Capital, L.P., a Delaware limited partnership (“Steadfast Capital”). The Investment Manager has the power to vote and dispose of the securities held by American Steadfast, L.P., a Delaware limited partnership (“American Steadfast”), and Steadfast International Master Fund Ltd., a Cayman Island exempted company (the “Offshore Fund”). Amount beneficially owned by Mr. Pitts includes 86,725 common shares held by Steadfast Capital, 609,782 common shares owned by American Steadfast and 1,154,493 common shares owned by the Offshore Fund. The business address of each of Mr. Pitts, the Investment Manager, the Managing General Partner, Steadfast Capital and American Steadfast is 450 Park Avenue, 20th Floor, New York, New York 10022. The business address of the Offshore Fund is c/o Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, George Town, Grand Cayman KY1-1108.

(5)	Percentage ownership of executive officer and directors is based on total shares outstanding as of October 1, 2013.

LINN

The following table sets forth as of October 1, 2013, the number of units beneficially owned by: (i) each person who is known to LINN to beneficially own more than 5% of a class of units; (ii) the current directors and nominees of the LINN board of directors; (iii) each Named Officer; and (iv) all current directors, executive officers and Named Officers as a group. LINN obtained certain information in the table from filings made with the SEC. Unless otherwise noted, each beneficial owner has sole voting power and sole investment power.

Name of Beneficial Owner (1)	Units Beneficially Owned	Percentage of Units Beneficially Owned
LinnCo, LLC	34,787,500	14.8%
Mark E. Ellis (2)(3)(4)	967,527	*
Kolja Rockov (2)(3)(5)	639,945	*
Arden L. Walker, Jr. (2)(3)(6)	313,286	*
Charlene A. Ripley (2)(3)	162,713	*
David B. Rottino (2)(3)(7)	217,490	*
George A. Alcorn (2)(3)(8)	39,486	*
David D. Dunlap (2)(3)	21,680	*
Michael C. Linn (2)(3)(9)	681,832	*
Joseph P. McCoy (2)(3)(10)	40,470	*
Jeffrey C. Swoveland (2)(3)(11)	46,766	*
All executive officers, directors and Named Officers as a group (10 persons) (12)	3,131,195	*

*	Less than 1% of class based on 235,178,498 units outstanding as of October 1, 2013.
(1)	To LINN’s knowledge after reviewing Schedule 13G/Ds filed with the SEC, LinnCo, LLC is the only holder of which LINN is aware that beneficially own more than 5% of LINN units.
(2)	The address of each beneficial owner, unless otherwise noted, is c/o Linn Energy, LLC, 600 Travis, Suite 5100, Houston, Texas 77002.
(3)

Includes unvested restricted unit awards that vest in equal installments, generally over approximately three years. Please see “—Outstanding Equity Awards at December 31, 2012” for vesting schedule of unvested awards.

(4)	Includes 310,765 units underlying options currently exercisable. Includes 494,664 units Mr. Ellis has pledged to secure certain personal accounts.
(5)

Includes 400 units as custodian under certain Uniform Gifts to Minors Accounts (UGMA) for immediate family members as to which Mr. Rockov disclaims beneficial ownership. Includes 240,127 units Mr. Rockov has pledged to secure certain personal accounts and 279,665 units underlying options currently exercisable.

(6)	Includes 103,550 units underlying options currently exercisable.

(7)	Includes 92,240 units underlying options currently exercisable.
(8)	Includes 2,000 units underlying options currently exercisable and 9,946 phantom units.
(9)	Includes 102,301 units underlying options currently exercisable.
(10)	Includes 6,946 phantom units.
(11)	Includes 10,000 units underlying options currently exercisable and 9,946 phantom units.
(12)	Percentage ownership of executive officers and directors is based on total units outstanding as of October 1, 2013.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In the ordinary course of business, LINN purchases products or services from, or engages in other transactions with, various third parties. Occasionally, these transactions may involve entities that are affiliated with one or more members of the LINN board of directors. When they occur, these transactions are conducted in the ordinary course and on an arm’s-length basis.

LinnCo’s Relationship with Linn Energy, LLC

General. Prior to the transactions, LinnCo owned LINN units representing approximately 15% of LINN’s outstanding units. LINN controls LinnCo’s management and operations through its ownership of LinnCo’s sole voting share. After giving effect to the transaction, LinnCo will own approximately                     % of outstanding LINN units.

Omnibus Agreement. Concurrent with the closing of its IPO, LinnCo entered into an agreement with LINN (the “Omnibus Agreement”) pursuant to which LINN agrees to provide LinnCo certain financial, legal, accounting, tax advisory, financial advisory and engineering services or to pay on LinnCo’s behalf or reimburse LinnCo for any expenses incurred in connection with securing these services from third parties, as well as printing costs and other administrative and out-of-pocket expenses LinnCo incurs, along with any other expenses LinnCo incurred in connection with the IPO or will incur in any future offering of its shares or as a result of being a publicly traded entity, including costs associated with annual, quarterly and other reports to LinnCo shareholders, tax return and Form 1099 preparation and distribution, NASDAQ listing fees, printing costs, independent auditor fees and expenses, legal counsel fees and expenses, limited liability company governance and compliance expenses and registrar and transfer agent fees. LINN will also provide LinnCo with cash management services, including treasury services with respect to the payment of dividends and allocation of reserves for taxes. These cash management services are intended to optimize the use of LinnCo’s cash on hand and to reduce the likelihood of a change in the amount of any dividend paid to LinnCo shareholders across periods other than as a result of any change in the amount of distributions paid by LINN. In addition, LINN will indemnify LinnCo and its officers and directors for damages suffered or costs incurred (other than income taxes payable by LinnCo) in connection with carrying out LinnCo’s activities. Finally, LINN has granted LinnCo a license to utilize its trademarks.

Future Offerings. LinnCo will purchase from LINN a number of LINN units equal to or greater than the number of shares LinnCo sells in any future offering for an amount equal to or less than the net cash proceeds of such offering (after deducting underwriting discounts but before payment of other offering expenses) plus any properties or assets received by LinnCo in such offering. As a result, LINN will indirectly bear the cost of any underwriting discounts associated with future offerings of LinnCo common shares. In connection with the transactions, LinnCo is amending its limited liability company agreement to give effect to certain changes relating to LinnCo’s issuances of additional securities. For a description of this amendment and the effect on the relationship between LinnCo and LINN, see “The LinnCo Annual Meeting—LinnCo Proposal No. 2 and 3—LinnCo LLC Agreement Amendments.”

Contribution Agreement. On February 20, 2013, LinnCo and LINN entered into the contribution agreement as amended as of November 3, 2013 with respect to the issuance of LINN units to LinnCo in connection with the contribution by LinnCo of all of the outstanding limited liability company interests in LinnCo Merger Sub to LINN. Under the contribution agreement, at the end of each calendar year 2013, 2014 and 2015, LINN and

LinnCo will work in good faith to evaluate whether, in addition to any distribution to which LinnCo is entitled with respect to its LINN units, LINN will make one or more special distributions to LinnCo solely out of funds available to make “operating cash flow distributions” (as such term is defined in Treasury Regulations Section 1.707-4(b)(2)) to reasonably compensate LinnCo for the actual increase in tax liability to LinnCo, if any, resulting from the allocation of depreciation, depletion and amortization and other cost recovery deductions using the “remedial allocation method” pursuant to Treasury Regulations Section 1.704-3(d), with respect to the assets acquired in the Contribution. Taking into account the increased ownership of LINN by LinnCo because of the increased number of LINN units to be issued to LinnCo due to the increased exchange ratio of 1.68 LinnCo common shares for each share of Berry common stock and based on current projections and assumptions, the transaction is not currently expected to give rise to any additional tax liability for LinnCo for the next three years over and above LinnCo’s previously disclosed estimates. For a description of the contribution agreement, see “The LinnCo Annual Meeting—LinnCo Proposal No. 6—LINN Unit Issuance Proposal.”

Indemnification of Officers and Directors

LINN’s and LinnCo’s limited liability company agreements provide that LINN and LinnCo will generally indemnify officers and members of LINN’s and LinnCo’s boards of directors against all losses, claims, damages or similar events. LINN’s and LinnCo’s limited liability company agreements are filed as exhibits to the registration statement. Subject to any terms, conditions or restrictions set forth in LINN’s and LinnCo’s limited liability company agreements, Section 18-108 of the LLC Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against all claims and demands whatsoever. LINN and LinnCo have also entered into individual indemnity agreements with each of their executive officers and directors which supplement the indemnification provisions in their limited liability company agreements.

Review and Approval of Related Party Transactions

LINN and LinnCo review all relationships and transactions in which LINN and LinnCo and their respective directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. LINN and LinnCo have developed and implemented processes and controls to obtain information from their respective directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether LINN and LinnCo or a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to LINN and LinnCo or a related person are disclosed in LINN’s or LinnCo’s respective annual proxy statement. In addition, LINN’s or LinnCo’s respective Audit Committee or board of directors (if appropriate) reviews and approves or ratifies or disapproves any related person transaction that is required to be disclosed. In the course of its review of a disclosable related party transaction, consideration is given to:

•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction, including, without limitation, the amount and type of transaction;

•	the importance of the transaction to the related person;

•	the importance of the transaction to LINN or LinnCo;

•	whether the transaction would impair the judgment of a director or executive officer to act in LINN’s or LinnCo’s best interest; and

•	any other matters deemed appropriate.

Any director who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction; provided, however, that such director may be counted in determining the presence of a quorum at the meeting where the transaction is considered.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires LinnCo’s and LINN’s executive officers and directors and persons who own more than 10% of LinnCo common shares or LINN units, as applicable, to file reports of ownership and changes in ownership concerning LinnCo common shares or LINN units, as applicable, with the SEC and to furnish LinnCo and LINN with copies of all Section 16(a) forms they file. Based solely upon LinnCo’s and LINN’s review of the Section 16(a) filings that have been received by LinnCo and LINN, respectively, and written representations that no other reports were filed, each of LinnCo and LINN believes that all filings required to be made under Section  16(a) during 2012 were timely made.

LINN UNITHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

LINN unitholders may propose matters to be presented at unitholders’ meetings, and may also recommend persons for nomination or nominate persons to be LINN directors, subject to the formal procedures that have been established under LINN’s limited liability company agreement.

Under LinnCo’s limited liability company agreement, LinnCo, in its capacity as a LINN unitholder, must deliver any nominations of persons for election to the LINN board of directors or proposals of business to be considered by LINN unitholders that are provided to LinnCo by any LinnCo shareholder, provided that such nomination or proposal is made in accordance with the provisions of the LINN limited liability company agreement governing such nominations or proposals made by LINN unitholders, and provided further that such nomination or proposal is provided to the LINN board of directors at least three business bays prior to the deadline for providing notice of any such nomination or proposal pursuant to the LINN limited liability company agreement.

Proposals for 2014 Annual Meeting

Pursuant to rules promulgated by the SEC, any proposals of LINN unitholders intended to be presented at the LINN annual meeting of unitholders to be held in 2014 (the “2014 LINN Annual Meeting”) and included in LINN’s proxy statement and form of proxy relating to that meeting, must be received at LINN’s principal executive offices, 600 Travis, Suite 5100, Houston, Texas 77002, no later than the close of business on the later of (a) the ninetieth day prior to the 2014 LINN Annual Meeting or (b) the tenth day following the day on which public announcement of the date of the 2014 LINN Annual Meeting is first made. Such proposals must be in conformity with all applicable legal provisions, including Rule 14a-8 of the General Rules and Regulations under the Exchange Act.

In addition to the SEC rules described in the preceding paragraph, pursuant to Section 11.13 of LINN’s limited liability company agreement, only proposals of business made in accordance with the following procedures are eligible for consideration by LINN unitholders at an annual meeting of unitholders. Proposals may be made only (i) by or at the direction of the LINN board of directors or (ii) by any holder of LINN units who is entitled to vote at the meeting and who complied with the following notice procedures. For proposals to be properly brought before an annual meeting by a LINN unitholder:

(i) the LINN unitholder must have given timely notice thereof in writing to LINN’s Corporate Secretary;

(ii) such business must be a proper matter for unitholder action under LINN’s limited liability company agreement and the Delaware Act;

(iii) if the LINN unitholder, or the beneficial owner on whose behalf any such proposal is made, has provided us with a solicitation notice, such unitholder or beneficial owner must have delivered a proxy statement and form of proxy to holders of at least the percentage of outstanding units required under LINN’s limited liability company agreement or Delaware law to carry any such proposal, and must have included in such materials the solicitation notice; and

(iv) if no solicitation notice relating thereto has been timely provided, the LINN unitholder or beneficial owner proposing such business must not have solicited a number of proxies sufficient to have required the delivery of such a solicitation notice.

LINN’s limited liability company agreement provides that to be timely, a LINN unitholder’s notice must be delivered to LINN’s Corporate Secretary at its principal executive offices not less than 90 days or more than 120 days prior to the first anniversary of the date on which LINN first mailed its proxy materials for the preceding year’s annual meeting. However, if the date of the annual meeting is advanced more than thirty days prior to or delayed by more than thirty days after the anniversary of the preceding year’s annual meeting, notice by the unitholder to be timely must be so delivered not later than the close of business on the later of (x) the ninetieth day prior to such annual meeting or (y) the tenth day following the day on which public announcement of the date of such meeting is first made. Accordingly, for a proposal of business to be considered at the 2014 LINN Annual Meeting, a unitholder’s notice should be properly submitted to LINN’s Corporate Secretary at its principal executive offices, 600 Travis, Suite 5100, Houston, Texas 77002, no later than the close of business on the later of (a) the ninetieth day prior to the 2014 LINN Annual Meeting or (b) the tenth day following the day on which public announcement of the date of the 2014 LINN Annual Meeting is first made.

A LINN unitholder’s notice to LINN’s Corporate Secretary must set forth (a) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such unitholder and the beneficial owner, if any, on whose behalf the proposal is made; and (b) as to the unitholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made (i) the name and address of such unitholder, as they appear on LINN’s books, and of such beneficial owner, (ii) the class and number of units which are owned beneficially and of record by such unitholder and such beneficial owner, and (iii) whether either such unitholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of at least the percentage of units required under LINN’s limited liability company agreement or Delaware law to carry the proposal.

Nominations for 2014 Annual Meeting

Pursuant to Section 11.13(b) of LINN’s limited liability company agreement, only persons who are nominated in accordance with the following procedures are eligible for election as directors. Nominations of persons for election to the LINN board of directors may be made at a meeting of unitholders only (a) by or at the direction of the LINN board of directors or (b) by any LINN unitholder: (i) who is entitled to vote at the meeting, (ii) who was a record holder of a sufficient number of units as of the record date for such meeting to elect one or more members to the LINN board of directors assuming that such holder cast all of the votes it is entitled to cast in such election in favor of a single candidate and such candidate received no other votes from any other holder of units (or, in the case where such holder holds a sufficient number of units to elect more than one director, such holder votes its units as efficiently as possible for such candidates and such candidates receive no further votes from holders of outstanding units) and (iii) who complies with the following notice procedures. All nominations, other than those made by or at the direction of the LINN board of directors, must be made pursuant to timely notice in writing to LINN’s Corporate Secretary. With respect to director elections held at annual meetings of LINN unitholders, LINN’s limited liability company agreement provides that to be timely, a unitholder’s notice must be delivered to LINN’s Corporate Secretary at its principal executive offices not less than 90 days or more than 120 days prior to the first anniversary of the date on which LINN first mailed its proxy materials for the preceding year’s annual meeting. For a nomination of any person for election to the LINN board of directors to be considered at the 2014 LINN Annual Meeting, a unitholder’s notice should be properly submitted to LINN’s Corporate Secretary at its principal executive offices, 600 Travis, Suite 5100, Houston, Texas 77002, no later than the close of business on the later of (a) the ninetieth day prior to the 2014 LINN

Annual Meeting or (b) the tenth day following the day on which public announcement of the date of the 2014 LINN Annual Meeting is first made.

A LINN unitholder’s notice to LINN’s Corporate Secretary must set forth (a) as to each person whom the unitholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and (b) as to the unitholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (i) the name and address of such unitholder as they appear on LINN’s books and of such beneficial owner, (ii) the class and number of units which are owned beneficially and of record by such unitholder and such beneficial owner, and (iii) whether either such unitholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of a sufficient number of holders of units to elect such nominee or nominees.

Recommendation of Director Candidates to the Nominating and Governance Committee

A LINN unitholder or a group of LINN unitholders may recommend potential candidates for consideration by the LINN Nominating Committee by sending a written request to LINN’s Corporate Secretary not earlier than the 120th calendar day and not later than the 90th calendar day before the first anniversary of the mailing of the proxy materials in connection with the preceding year’s annual meeting. Such written request must be sent to LINN’s principal executive offices, 600 Travis, Suite 5100, Houston, Texas 77002, Attn: Corporate Secretary. The written request must include the candidate’s name, contact information, biographical information and qualifications. The request must also include the potential candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if nominated and elected. Additional information may be requested from time to time by the committee from the nominee or the LINN unitholder or group of unitholders.

LEGAL MATTERS

The validity of the LinnCo common shares to be issued in connection with the LinnCo Merger will be passed upon for LinnCo by Latham & Watkins LLP. Certain U.S. federal income tax consequences relating to the transaction will also be passed upon for LinnCo by Latham & Watkins LLP and for Berry by Wachtell, Lipton, Rosen & Katz.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Berry Petroleum Company (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to Berry Petroleum Company’s Annual Report on Form 10-K for the year ended December 31, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Linn Energy, LLC as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and the financial statements of LinnCo, LLC as of December 31, 2012, and for the period from April 30, 2012 (inception) to December 31, 2012, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The statement of revenues and direct operating expenses of the assets acquired by Linn Energy, LLC from BP America Production Company (Hugoton Acquisition) for the year ended December 31, 2011, and the statements of revenues and direct operating expenses of the assets acquired by Linn Energy, LLC from BP America Production Company (Green River Acquisition) for the years ended December 31, 2011 and 2010, appearing in this joint proxy statement/prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

RESERVES

Certain estimates of the proved oil and natural gas reserves of Berry and LINN included herein were based in part upon engineering reports prepared by DeGolyer and MacNaughton, independent petroleum engineers. These estimates are included or incorporated by reference herein in reliance on the authority of such firm as an expert in such matters.

OTHER MATTERS

According to Berry’s bylaws, business to be conducted at a special meeting of stockholders may only be brought before the meeting pursuant to a notice of meeting. Accordingly, no matters other than the matters described in this document will be presented for action at the Berry special meeting or at any adjournment or postponement of the Berry special meeting.

According to LinnCo’s limited liability company agreement, business to be conducted at a meeting of shareholders may only be brought before the meeting pursuant to a notice of meeting. Accordingly, no matters other than the matters described in this document will be presented for action at the meeting or at any adjournment or postponement of the LinnCo annual meeting.

According to LINN’s limited liability company agreement, business to be conducted at a meeting of unitholders may only be brought before the meeting pursuant to a notice of meeting. Accordingly, no other matters other than the matters described in this document will be presented for action at the meeting or at any adjournment or postponement of the LINN annual meeting.

BERRY STOCKHOLDERS SHARING AN ADDRESS

Only one copy of this joint proxy statement/prospectus is being delivered to multiple stockholders of Berry sharing an address unless Berry has previously received contrary instructions from one or more of such stockholders. On written or oral request to the Secretary of Berry at 1999 Broadway, Suite 3700, Denver, Colorado 80202, Berry will deliver promptly a separate copy of this joint proxy statement/prospectus to a stockholder at a shared address to which a single copy of the documents was delivered. Stockholders sharing an address who wish, in the future, to receive separate copies or a single copy of Berry’s proxy statements and annual reports should provide written or oral notice to the Secretary of Berry at the address and telephone number set forth above.

LINNCO SHAREHOLDERS SHARING AN ADDRESS

Only one copy of this joint proxy statement/prospectus is being delivered to multiple shareholders of LinnCo sharing an address unless LinnCo has previously received contrary instructions from one or more of such shareholders. On written or oral request to the Corporate Secretary of LinnCo at 600 Travis, Suite 5100, Houston, TX 77002, (281) 840-4000, LinnCo will deliver promptly a separate copy of this joint proxy statement/prospectus to a shareholder at a shared address to which a single copy of the documents was delivered. Shareholders sharing an address who wish, in the future, to receive separate copies or a single copy of LinnCo’s proxy statements and annual reports should provide written or oral notice to the Corporate Secretary of LinnCo at the address and telephone number set forth above.

LINN UNITHOLDERS SHARING AN ADDRESS

Only one copy of this joint proxy statement/prospectus is being delivered to multiple unitholders of LINN sharing an address unless LINN has previously received contrary instructions from one or more of such unitholders. On written or oral request to the Corporate Secretary of LINN at 600 Travis, Suite 5100, Houston, TX 77002, (281) 840-4000, LINN will deliver promptly a separate copy of this joint proxy statement/prospectus to a unitholder at a shared address to which a single copy of the documents was delivered. Unitholders sharing an address who wish, in the future, to receive separate copies or a single copy of LINN’s proxy statements and annual reports should provide written or oral notice to the Corporate Secretary of LINN at the address and telephone number set forth above.

COMMUNICATIONS TO THE LINNCO AND LINN BOARDS OF DIRECTORS

Each of the LinnCo board of directors and the LINN board of directors has a process in place for communication with securityholders. LinnCo shareholders should initiate any communications with the LinnCo board of directors in writing and send them to the LinnCo board of directors c/o Candice J. Wells, Corporate Secretary, LinnCo, LLC, 600 Travis, Suite 5100, Houston, Texas 77002. LINN unitholders should initiate any communications with the LINN board of directors in writing and send them to the LINN board of directors c/o Candice J. Wells, Corporate Secretary, Linn Energy, LLC, 600 Travis, Suite 5100, Houston, Texas 77002. All such communications will be forwarded to the appropriate directors. This centralized process will assist the applicable board of directors in reviewing and responding to securityholder communications in an appropriate manner. If a shareholder or unitholder wishes for a particular director or directors to receive any such communication, the shareholder or unitholder must specify the name or names of any specific board recipient or recipients in the communication. Communications to the LinnCo board of directors or the LINN board of directors must include the number of shares or units, as applicable, owned by the shareholder or unitholder, as well as the shareholder’s or unitholder’s name, address, telephone number and email address, if any.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows Berry and LINN to incorporate by reference information in this document. This means that Berry and LINN can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document (which includes changes to “Risk Factors” to include risk factors regarding the SEC inquiry and litigation and related to distribution practices; “Business” to include additional disclosure regarding LINN’s commodity hedging; and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to add additional disclosures regarding distribution practices).

LinnCo and LINN have filed with the SEC a registration statement under the Securities Act that registers the issuance of LinnCo common shares to the Berry stockholders to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about LinnCo and LinnCo common shares and LINN and LINN units. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this document.

You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like Berry, LinnCo and LINN, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by Berry with the SEC are also available at Berry’s internet website. The address of the site is www.bry.com.The reports and other information filed by LinnCo with the SEC are also available at LinnCo’s internet website. The address of the site is www.linnco.com. The reports and other information filed by LINN with the SEC are also available at LINN’s internet website. The address of the site is www.linnenergy.com. We have included the web addresses of the SEC, Berry, LinnCo and LINN as inactive textual references only. Except as specifically incorporated by reference into this document, information on those websites is not part of this document.

This document incorporates by reference the documents listed below that Berry previously filed with the SEC. They contain important information about Berry and its financial condition.

Berry SEC Filings (SEC File No. 1-9735; CIK No. 0000778438)	Period or Date Filed
Annual Report on Form 10-K as amended by Form 10-K/A	Year ended December 31, 2012 filed on February 28, 2013 and April 30, 2013

Quarterly Report on Form 10-Q as amended by Form 10-Q/A	Quarter ended March 31, 2013 filed on May 8, 2013 and May 9, 2013

Quarter ended June 30, 2013 filed on August 7, 2013

Quarterly Report on Form 10-Q	Quarter ended September 30, 2013 filed on October 24, 2013

Current Reports on Form 8-K	Filed on February 21, 2013 and November 4, 2013

The description of Berry common stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating that description

In addition, Berry also incorporates by reference additional documents that it files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of the initial registration statement (of which this document forms a part) and prior to the date of the Berry special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

This document also incorporates by reference the documents listed below that LINN will file with the SEC. They contain important information about LINN and its financial condition.

LINN SEC Filings (SEC File No. 0-51719; CIK No. 0001326428)	Period or Date Filed
Annual Report on Form 10-K/A	Year ended December 31, 2012 filed on November 5, 2013

Quarterly Report on Form 10-Q/A	Quarter ended March 31, 2013 filed on November 5, 2013

Quarter ended June 30, 2013 filed on November 5, 2013

Quarterly Report on Form 10-Q	Quarter ended September 30, 2013 filed on October 28, 2013

Current Reports on Form 8-K	Filed on February 8, 2013, February 15, 2013, February 21, 2013, February 28, 2013, April 4, 2013, September 19, 2013, November 4, 2013 and November 5, 2013

The description of LINN units set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating that description

In addition, LINN also incorporates by reference additional documents that it files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of the initial registration statement (of which this document forms a part) and prior to the date of the LINN annual meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Berry has supplied all information contained in this document or incorporated by reference relating to Berry, LinnCo has supplied all information contained in this document relating to LinnCo and LINN has supplied all information contained in this document or incorporated by reference relating to LINN, as well as all pro forma financial information.

Documents incorporated by reference are available from Berry and LINN without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

Berry Petroleum Company 1999 Broadway, Suite 3700 Denver, Colorado 80202 (303) 999-4071 Email: ir@bry.com	Linn Energy, LLC 600 Travis, Suite 5100 Houston, Texas 77002 (281) 840-4000 Email: ir@linnenergy.com

Berry stockholders requesting documents should do so by                     , 2013 to receive them before the Berry special meeting. LINN unitholders requesting documents should do so by                     , 2013 to receive them before the LINN annual meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from Berry or LINN, Berry or LINN will mail them to you by first class mail, or another equally prompt means after it receives your request.

None of Berry, LinnCo or LINN has authorized anyone to give any information or make any representation about the merger or about Berry, LinnCo or LINN that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

This joint proxy statement/prospectus contains a description of the representations and warranties that each of Berry, LinnCo or LINN made to the other in the merger agreement. Representations and warranties made by Berry, LinnCo or LINN and other applicable parties are also set forth in contracts and other documents (including the merger agreement and option agreement) that are attached or filed as exhibits to this document or are incorporated by reference into this document. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding Berry, LinnCo or LINN or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document.

GLOSSARY OF CERTAIN OIL AND NATURAL GAS TERMS

The following terms have the following meanings:

Basin. A large area with a relatively thick accumulation of sedimentary rocks.

Bbl. One stock tank barrel or 42 United States (“U.S.”) gallons liquid volume.

Bcf. One billion cubic feet.

Bcfe. One billion cubic feet equivalent, determined using a ratio of six Mcf of natural gas to one Bbl of oil, condensate or natural gas liquids.

BOE or Boe. Barrels of oil equivalent.

Btu. One British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 degrees to 59.5 degrees Fahrenheit.

Development well. A well drilled within the proved area of a reservoir to the depth of a stratigraphic horizon known to be productive.

Dry hole or well. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production would exceed production expenses and taxes.

Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Formation. A stratum of rock that is recognizable from adjacent strata consisting mainly of a certain type of rock or combination of rock types with thickness that may range from less than two feet to hundreds of feet.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

MBbls. One thousand barrels of oil or other liquid hydrocarbons.

MBbls/d. MBbls per day.

Mcf. One thousand cubic feet.

Mcfe. One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of oil, condensate or natural gas liquids.

MMBbls. One million barrels of oil or other liquid hydrocarbons.

MMBOE or MMBoe. One million barrels of oil equivalent, determined using a ratio of one Bbl of oil, condensate or natural gas liquids to six Mcf.

MMBtu or Mmbtu. One million British thermal units.

MMcf. One million cubic feet.

MMcf/d. MMcf per day.

MMcfe. One million cubic feet equivalent, determined using a ratio of six Mcf of natural gas to one Bbl of oil, condensate or natural gas liquids.

MMcfe/d. MMcfe per day.

Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells, as the case may be.

NGL. Natural gas liquids, which are the hydrocarbon liquids contained within natural gas.

Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceeds production expenses and taxes.

Proved developed reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Additional reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included in “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved reserves. Reserves that by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Proved undeveloped drilling location. A site on which a development well can be drilled consistent with spacing rules for purposes of recovering proved undeveloped reserves.

Proved undeveloped reserves or PUDs. Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

Reservoir. A porous and permeable underground formation containing a natural accumulation of economically productive natural gas and/or oil that is confined by impermeable rock or water barriers and is individual and separate from other reserves.

Royalty interest. An interest that entitles the owner of such interest to a share of the mineral production from a property or to a share of the proceeds there from. It does not contain the rights and obligations of operating the property and normally does not bear any of the costs of exploration, development and operation of the property.

Spacing. The number of wells which conservation laws allow to be drilled on a given area of land.

Standardized measure of discounted future net cash flows. The present value of estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the regulations of the Securities and Exchange Commission (“SEC”), without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expenses or depreciation, depletion and amortization; discounted using an annual discount rate of 10%.

Tcfe. One trillion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of oil, condensate or natural gas liquids.

INDEX TO FINANCIAL STATEMENTS

Page
LinnCo, LLC Financial Statements
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	FIN-2
Balance Sheet as of December 31, 2012	FIN-3
Statement of Operations for the period from April 30, 2012 (inception) to December 31, 2012	FIN-4
Statement of Shareholders’ Equity for the period from April 30, 2012 (inception) to December 31, 2012	FIN-5
Statement of Cash Flows for the period from April 30, 2012 (inception) to December 31, 2012	FIN-6
Notes to Financial Statements	FIN-7
Supplemental Quarterly Data (Unaudited)	FIN-13

Unaudited Financial Statements
Balance Sheets as of September 30, 2013, and December 31, 2012	FIN-14

Statements of Operations for the three months and nine months ended September 30, 2013, the three months ended September 30, 2012 and for the period from April 30, 2012 (inception) to September 30, 2012

FIN-15
Statement of Shareholders’ Equity for the nine months ended September 30, 2013	FIN-16
Statements of Cash Flows for the nine months ended September 30, 2013, and for the period from April 30, 2012 (inception) to September 30, 2012	FIN-17
Notes to Financial Statements	FIN-18

Linn Energy, LLC Financial Statements
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	FIN-25
Consolidated Balance Sheets as of December 31, 2012 and December 31, 2011	FIN-26
Consolidated Statements of Operations for the years ended December 31, 2012, December 31, 2011 and December 31, 2010	FIN-27
Consolidated Statements of Unitholders’ Capital for the years ended December 31, 2012, December 31, 2011 and December 31, 2010	FIN-28
Consolidated Statements of Cash Flows for the years ended December 31, 2012, December 31, 2011 and December 31, 2010	FIN-29
Notes to Consolidated Financial Statements	FIN-30
Supplemental Oil and Natural Gas Data (Unaudited)	FIN-61
Supplemental Quarterly Data (Unaudited)	FIN-67

Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of September 30, 2013, and December 31, 2012	FIN-68
Condensed Consolidated Statements of Operations for the three months and nine months ended September 30, 2013, and September 30, 2012	FIN-69
Condensed Consolidated Statement of Unitholders’ Capital for the nine months ended September 30, 2013	FIN-70
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2013, and September 30, 2012	FIN-71
Notes to Condensed Consolidated Financial Statements	FIN-72

Linn Energy, LLC Statements of Revenues and Direct Operating Expenses of the Assets Acquired from BP America Production Company (Hugoton Acquisition)
Report of Independent Auditors	FIN-91
Statements of Revenues and Direct Operating Expenses for the year ended December 31, 2011 (Audited) and the three months ended March 31, 2012 and 2011 (Unaudited)	FIN-92
Notes to Statements of Revenues and Direct Operating Expenses	FIN-93

Linn Energy, LLC Statements of Revenues and Direct Operating Expenses of the Assets Acquired from BP America Production Company (Green River Acquisition)
Report of Independent Auditors	FIN-96
Statements of Revenues and Direct Operating Expenses for the years ended December 31, 2011 and 2010 (Audited) and the six months ended June 30, 2012 and 2011 (Unaudited)	FIN-97
Notes to Statements of Revenues and Direct Operating Expenses	FIN-98

FIN-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

LinnCo, LLC:

We have audited the accompanying balance sheet of LinnCo, LLC as of December 31, 2012, and the related statements of operations, shareholders’ equity, and cash flows for the period from April 30, 2012 (inception) to December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LinnCo, LLC as of December 31, 2012, and the results of its operations and its cash flows for the period from April 30, 2012 (inception) to December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas

February 28, 2013

FIN-2

LINNCO, LLC

BALANCE SHEET

December 31, 2012
(in thousands, except share amounts)
ASSETS
Cash	$523
Investment in Linn Energy, LLC	1,221,817

Total assets	$1,222,340

LIABILITIES AND SHAREHOLDERS’ EQUITY
Noncurrent deferred income tax	$13,559

Shareholders’ equity:
Voting shares; unlimited shares authorized; 1 share issued and outstanding	1
Common shares; unlimited shares authorized; 34,787,500 shares issued and outstanding	1,209,835
Additional paid-in capital	2,991
Accumulated deficit	(4,046)

1,208,781

Total liabilities and shareholders’ equity	$1,222,340

The accompanying notes are an integral part of these financial statements.

FIN-3

LINNCO, LLC

STATEMENT OF OPERATIONS

April 30, 2012 (Inception) To December 31, 2012
(in thousands, except per share amounts)
Equity income from investment in Linn Energy, LLC	$34,411
General and administrative expenses	(1,230)

Income before income taxes	33,181
Income tax expense	(12,528)

Net income	$20,653

Net income per share, basic and diluted	$1.92

Weighted average shares outstanding	10,747

Dividends declared per share	$0.71

The accompanying notes are an integral part of these financial statements.

FIN-4

LINNCO, LLC

STATEMENT OF SHAREHOLDERS’ EQUITY

	April 30, 2012 (Inception) To December 31, 2012
	Shares	Share Amount	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Equity
	(in thousands, except shares)
Sale of voting share to Linn Energy, LLC	1	$1	$—	$—	$1
Sale of common shares, net of underwriting discounts and expenses of $59,909	34,787,500	1,209,835	—	—	1,209,835
Deferred tax in equity investment		—	(1,031)	—	(1,031)
Capital contributions from Linn Energy, LLC		—	4,022	—	4,022
Dividends to shareholders		—	—	(24,699)	(24,699)
Net income		—	—	20,653	20,653

	34,787,501	$1,209,836	$2,991	$(4,046)	$1,208,781

The accompanying notes are an integral part of these financial statements.

FIN-5

LINNCO, LLC

STATEMENT OF CASH FLOWS

April 30, 2012 (Inception) To December 31, 2012
(in thousands)
Cash flow from operating activities:
Net income	$20,653
Adjustments to reconcile net income to net cash provided by operating activities:
Equity income from investment in Linn Energy, LLC	(34,411)
Noncash general and administrative expenses paid by Linn Energy, LLC	1,230
Deferred income tax	12,528
Cash distributions received	25,221

Net cash provided by operating activities	25,221

Cash flow from investing activities:
Investment in Linn Energy, LLC	(1,212,627)

Net cash used in investing activities	(1,212,627)

Cash flow from financing activities:
Proceeds from sale of voting share	1
Proceeds from sale of common shares	1,269,744
Dividends paid to shareholders	(24,699)
Offering expenses and fees	(57,117)

Net cash provided by financing activities	1,187,929

Net increase in cash and cash equivalents	523
Cash and cash equivalents:
Beginning	—

Ending	$523

The accompanying notes are an integral part of these financial statements.

FIN-6

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 – Basis of Presentation and Significant Accounting Policies

Nature of Business

LinnCo, LLC (“LinnCo” or the “Company”) is a Delaware limited liability company formed on April 30, 2012. As of December 31, 2012, LinnCo’s sole purpose was to own units representing limited liability company interests (“units”) in Linn Energy, LLC (“LINN Energy”) and it expected to have no significant assets or operations other than those related to its interest in LINN Energy. In connection with the pending acquisition of Berry Petroleum Company (see Note 8), LinnCo intends to amend its limited liability company agreement to permit the acquisition and subsequent contribution of assets to LINN Energy. LINN Energy is an independent oil and natural gas company that trades on the NASDAQ Global Select Market under the symbol “LINE.” At December 31, 2012, LINN Energy’s last reported sales price per unit, as reported by NASDAQ, was $35.24 and the Company owned approximately 15% of LINN Energy’s outstanding units.

The operations of the Company are governed by the provisions of a limited liability company agreement executed by and among its members. Pursuant to applicable provisions of the Delaware Limited Liability Company Act (the “Delaware Act”) and the Amended and Restated Limited Liability Company Agreement of LinnCo, LLC (the “Agreement”), shareholders have no liability for the debts, obligations and liabilities of the Company, except as expressly required in the Agreement or the Delaware Act. The Company will remain in existence unless and until dissolved in accordance with the terms of the Agreement.

Principles of Reporting

The Company presents its financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). Investments in noncontrolled entities over which the Company exercises significant influence are accounted for under the equity method.

Reimbursement of LinnCo’s Costs

LINN Energy has agreed to provide to LinnCo, or to pay on LinnCo’s behalf, any legal, accounting, tax advisory, financial advisory and engineering fees, printing costs or other administrative and out-of-pocket expenses incurred by LinnCo, along with any other expenses incurred in connection with any public offering of common shares representing limited liability company interests (“shares”) in LinnCo or incurred as a result of being a publicly traded entity, including costs associated with annual, quarterly and other reports to holders of LinnCo shares, tax return and Form 1099 preparation and distribution, NASDAQ listing fees, printing costs, independent auditor fees and expenses, legal counsel fees and expenses, limited liability company governance and compliance expenses and registrar and transfer agent fees. In addition, LINN Energy has agreed to indemnify LinnCo and its officers and directors for damages suffered or costs incurred (other than income taxes payable by LinnCo) in connection with carrying out LinnCo’s activities.

For the period from April 30, 2012 (inception) to December 31, 2012, LinnCo incurred total general and administrative expenses of approximately $1 million, all of which were paid by LINN Energy on LinnCo’s behalf. These expenses included approximately $772,000 related to services provided by LINN Energy necessary for the conduct of LinnCo’s business, such as accounting, legal, tax, information technology and other expenses. The remaining expenses were primarily related to professional services rendered by third parties. During the same period, LINN Energy also paid, on LinnCo’s behalf, approximately $3 million of certain offering costs in connection with LinnCo’s October 2012 initial public offering (“IPO”) (see Note 3). Because all expenses and costs were actually paid by LINN Energy on LinnCo’s behalf, no cash was disbursed by LinnCo.

FIN-7

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS – Continued

Dividends

Within five (5) business days after receiving a cash distribution related to its interest in LINN Energy units, LinnCo is required to pay the cash received, net of reserves for its income tax liability (“tax reserve”), as dividends to its shareholders. The amount of the tax reserve is calculated on a quarterly basis and is determined based on the tax liability estimate for the entire year. The current quarter tax reserve can be increased or reduced, at the Company management’s discretion, to account for the over/(under) tax reserve recorded in prior quarters. Because the tax reserve is an estimate, upon filing the annual tax returns, if the actual amount of tax due is greater or less than the total amount of tax reserved, the subsequent tax reserve, at Company management’s discretion, could be adjusted accordingly. Any such adjustments are subject to approval by the Company’s Board of Directors (“Board”).

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires management of the Company to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amount of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of income and expenses. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates. Any changes in estimates resulting from continuous changes in the economic environment will be reflected in the financial statements in future periods.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.

Accounting for Investment in Linn Energy, LLC

The Company uses the equity method of accounting related to its ownership interest in LINN Energy’s net income (losses). The Company records its share of LINN Energy’s net income (losses) in the period in which it is earned. At December 31, 2012, the Company owned approximately 15% of LINN Energy’s outstanding units. The Company’s ownership percentage could change as LINN Energy issues or repurchases additional units. Changes in the Company’s ownership percentage affect its net income (losses).

The initial carrying amount of the Company’s investment in LINN Energy exceeded the Company’s ownership interest in LINN Energy’s underlying net assets by approximately $516 million. The difference was attributable to proved and unproved oil and natural gas properties, senior notes and equity method goodwill. These amounts are included in “investment in Linn Energy, LLC” on the balance sheet and are amortized over the lives of the related assets and liabilities. Such amortization is included in the equity income from the Company’s investment in LINN Energy. Equity method goodwill is not amortized; however, the investment is reviewed for impairment. Impairment testing is performed when events or circumstances warrant such testing and considers whether there is an inability to recover the carrying value of an investment that is other than temporary. As of December 31, 2012, no such impairment had occurred with respect to the Company’s investment in LINN Energy.

FIN-8

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS – Continued

Income Taxes

The Company is a limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes. Deferred income tax assets and liabilities are recognized for temporary differences between the basis of the Company’s assets and liabilities for financial and tax reporting purposes. The Company’s deferred tax assets and deferred tax liabilities were approximately $10 million and $23 million, respectively, at December 31, 2012. At December 31, 2012, the majority of the Company’s temporary difference and associated deferred tax expense resulted from its investment in LINN Energy.

Earnings Per Share

Both basic and diluted earnings per share are computed by dividing net earnings attributable to shareholders by the weighted average number of shares outstanding during each period. There are no securities outstanding that may be converted into or exercised for shares.

Note 2 – Capitalization

LinnCo’s authorized capital structure consists of two classes of interests: (1) shares with limited voting rights and (2) voting shares, 100% of which are currently held by LINN Energy. At December 31, 2012, LinnCo’s issued capitalization consisted of $1.2 billion in shares and $1,000 contributed by LINN Energy in connection with LinnCo’s formation and in exchange for its voting share. LinnCo is authorized to issue an unlimited number of shares and voting shares. Additional classes of equity interests may be created upon approval by the Board and the holders of a majority of the outstanding shares and voting shares, voting as separate classes.

On October 17, 2012, LinnCo issued shares for cash to the public as discussed in Note 3, and used all of the net proceeds, after deducting the underwriting discount and structuring fee, to purchase a number of units from LINN Energy equal to the number of LinnCo shares issued and sold. LinnCo’s limited liability company agreement requires it to maintain a one-to-one ratio between the number of LinnCo shares outstanding and the number of LINN Energy units it owns. When LINN Energy makes distributions on its units, LinnCo will pay a dividend on its shares equal to the amount of cash received from LINN Energy with respect to the LINN Energy units owned by LinnCo, net of reserves for income taxes payable by LinnCo.

Note 3 – Business

On October 11, 2012, the Securities and Exchange Commission declared effective a registration statement with respect to an IPO of LinnCo’s shares. On October 17, 2012, the Company closed the IPO of 34,787,500 shares to the public at a price of $36.50 per share ($34.858 per share, net of underwriting discount and structuring fee) for net proceeds of approximately $1.2 billion (after underwriting discount and structuring fee of approximately $57 million). The net proceeds from the IPO were used to acquire 34,787,500 LINN Energy units which are equal to the number of LinnCo shares sold in the offering. As of December 31, 2012, in addition to underwriting discount and structuring fee, the Company had also incurred approximately $3 million of other costs related to the offering.

At no time after LinnCo’s formation and prior to the IPO did LinnCo have any operations or own any interest in LINN Energy. After the IPO and as of December 31, 2012, LinnCo’s sole purpose was to own LINN Energy units and it expected to have no significant assets or operations other than those related to its interest in LINN Energy. In connection with the pending acquisition of Berry Petroleum Company (see Note 8), LinnCo intends to amend its limited liability company agreement to permit the acquisition and subsequent contribution of assets to LINN Energy.

FIN-9

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS – Continued

Note 4 – Summarized Financial Information for Linn Energy, LLC

Following is summarized statement of operations and balance sheet information for LINN Energy. Additional information on LINN Energy’s results of operations and financial position are contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is included in this filing as Exhibit 99.1 and incorporated herein by reference.

Summarized Linn Energy, LLC Statement of Operations Information

October 17, 2012 To December 31, 2012
(in thousands)
Revenues and other	$604,701
Expenses	(578,170)
Other income and (expenses)	(85,464)
Income tax benefit	1,697

Net loss	$(57,236)

Summarized Linn Energy, LLC Balance Sheet Information

December 31, 2012
(in thousands)
Current assets	$811,428
Noncurrent assets	10,639,810

11,451,238
Current liabilities	823,132
Noncurrent liabilities	6,200,926

Unitholders’ capital	$4,427,180

Note 5 – Income Taxes

The Company is a limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes. Income tax expense consisted of the following:

April 30, 2012 (Inception) To December 31, 2012
(in thousands)
Deferred taxes:
Federal	$11,867
State	661

$12,528

During the period from April 30, 2012 (inception) to December 31, 2012, the Company also recorded approximately $1 million of deferred taxes, related to issuance costs, to equity. As of December 31, 2012, the Company had approximately $2 million of net operating loss carryforwards for federal income tax purposes which will begin expiring in 2032.

FIN-10

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS – Continued

A reconciliation of the federal statutory tax rate to the effective tax rate is as follows:

April 30, 2012 (Inception) To December 31, 2012
Federal statutory rate	35.0%
State, net of federal tax benefit	2.0
Other items	0.8

Effective rate	37.8%

Significant components of the deferred tax assets and liabilities were as follows:

December 31, 2012
(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$622
Unamortized intangible drilling costs	9,029

Total deferred tax assets	9,651

Deferred tax liabilities:
Investment in LINN Energy	(23,210)

Total deferred tax liabilities	(23,210)

Net deferred tax liabilities	$(13,559)

Net deferred tax assets and liabilities were classified on the balance sheet as follows:

December 31, 2012
(in thousands)
Noncurrent deferred tax assets	$9,651
Noncurrent deferred tax liabilities	(23,210)

Net noncurrent deferred tax liabilities	$(13,559)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2012, based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the full benefits of its deferred tax assets and therefore the Company has not recorded a valuation allowance against the deferred tax assets. The amount of deferred tax assets considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

In accordance with the applicable accounting standard, the Company recognizes only the impact of income tax positions that, based on their merits, are more likely than not to be sustained upon audit by a taxing authority. To evaluate its current tax positions in order to identify any material uncertain tax positions, the Company developed

FIN-11

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS – Continued

a policy of identifying and evaluating uncertain tax positions that considers support for each tax position, industry standards, tax return disclosures and schedules, and the significance of each position. It is the Company’s policy to recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Company had no material uncertain tax positions at December 31, 2012.

Note 6 – Distribution Received and Dividend Paid

On October 23, 2012, LINN Energy’s Board declared a cash distribution of $0.725 per unit with respect to the third quarter of 2012. The distribution attributable to LinnCo’s interest in LINN Energy, totaling approximately $25 million, was paid to LinnCo on November 14, 2012.

On October 23, 2012, the Company’s Board declared a cash dividend of $0.71 per common share with respect to the third quarter of 2012, which was net of a tax reserve of $0.015 per common share from the LINN Energy distribution of $0.725 per unit. The dividend, totaling approximately $25 million after deducting the estimated income tax reserve of approximately $522,000, was paid by the Company on November 15, 2012.

Note 7 – Supplemental Disclosures to the Statement of Cash Flows

LinnCo incurred and recorded approximately $4 million of general and administrative expenses and certain offering costs. All of these expenses and costs were paid by LINN Energy on LinnCo’s behalf, and therefore, were accounted for as capital contributions and reflected as noncash transactions for LinnCo.

Note 8 – Subsequent Events

Acquisition

On February 21, 2013, LinnCo and Berry Petroleum Company (“Berry”) announced they had signed a definitive merger agreement under which LinnCo would acquire all of the outstanding common shares of Berry. The transaction has a preliminary value of approximately $4.3 billion, including the assumption of debt, and is expected to close by June 30, 2013, subject to approvals by Berry and LinnCo shareholders, LINN Energy’s unitholders and regulatory agencies.

Under the terms of the agreement, Berry’s shareholders will receive 1.25 of LinnCo common shares for each Berry common share they own. This transaction, which is expected to be a tax-free exchange to Berry’s shareholders, represents value of $46.2375 per common share, based on the closing price of LinnCo common shares on February 20, 2013. Upon completion of the merger, LinnCo will contribute Berry assets to LINN Energy in exchange for LINN Energy units.

Distribution Received and Dividend Paid

On January 24, 2013, LINN Energy’s Board declared a cash distribution of $0.725 per unit with respect to the fourth quarter of 2012. The distribution attributable to LinnCo’s interest in LINN Energy, totaling approximately $25 million, was paid to LinnCo on February 14, 2013.

On January 24, 2013, the Company’s Board declared a cash dividend of $0.71 per common share with respect to the fourth quarter of 2012, which is net of a tax reserve of $0.015 per common share from the LINN Energy distribution of $0.725 per unit. The dividend, totaling approximately $25 million after deducting the estimated income tax reserve of approximately $522,000, was paid on February 15, 2013, to shareholders of record as of the close of business on February 7, 2013.

FIN-12

LINNCO, LLC

SUPPLEMENTAL QUARTERLY DATA (Unaudited)

The following discussion and analysis should be read in conjunction with the “Financial Statements” and “Notes to Financial Statements,” which are included in this Annual Report on Form 10-K in Item 8. “Financial Statements and Supplementary Data.”

Quarterly Financial Data

	Period
	April 30 (Inception) To June 30	July 1 To September 30	October 1 To December 31
	(in thousands, except per share amount)
2012:
Equity income from investment in Linn Energy, LLC	$—	$—	$34,411
General and administrative expenses	(155)	(351)	(724)
Income tax expense	—	—	(12,528)
Net income (loss)	(155)	(351)	21,159

Net income per share, basic and diluted	N/A	N/A	$0.74

FIN-13

LINNCO, LLC

BALANCE SHEETS

	September 30, 2013	December 31, 2012
	(Unaudited)
	(in thousands, except share amounts)

ASSETS
Current assets:
Cash	$1,045	$523
Accounts receivable – related party	6,250	—
Deferred offering costs	361	—

Total current assets	7,656	523

Noncurrent assets:
Investment in Linn Energy, LLC	1,182,185	1,221,817

Total noncurrent assets	1,182,185	1,221,817

Total assets	$1,189,841	$1,222,340

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,250	$—

Total current liabilities	6,250	—

Noncurrent liabilities:
Deferred income tax	20,131	13,559

Total noncurrent liabilities	20,131	13,559

Contingencies (Note 8)

Shareholders’ equity:
Voting shares; unlimited shares authorized; 1 share issued and outstanding at September 30, 2013, and December 31, 2012	1	1
Common shares; unlimited shares authorized, 34,787,500 shares issued and outstanding at September 30, 2013, and December 31, 2012	1,209,835	1,209,835
Additional paid-in capital	18,285	2,991
Accumulated deficit	(64,661)	(4,046)

	1,163,460	1,208,781

Total liabilities and shareholders’ equity	$1,189,841	$1,222,340

The accompanying notes are an integral part of these financial statements.

FIN-14

LINNCO, LLC

STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30, 2013	April 30, 2012 (Inception) to September 30, 2012
	2013	2012
	(in thousands, except per share amounts)
Equity income (loss) from investment in Linn Energy, LLC	$(667)	$—	$36,024	$—
General and administrative expenses	(635)	(351)	(14,933)	(506)

Income (loss) before income taxes	(1,302)	(351)	21,091	(506)
Income tax (expense) benefit	3,908	—	(6,572)	—

Net income (loss)	$2,606	$(351)	$14,519	$(506)

Net income (loss) per share, basic and diluted	$0.07	N/A	$0.42	N/A

Weighted average shares outstanding	34,788	N/A	34,788	N/A

Dividends declared per share	$0.725	N/A	$2.16	N/A

The accompanying notes are an integral part of these financial statements.

FIN-15

LINNCO, LLC

STATEMENT OF SHAREHOLDERS’ EQUITY

(Unaudited)

	Shares	Share Amount	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Equity
	(in thousands)
December 31, 2012	34,788	$1,209,836	$2,991	$(4,046)	$1,208,781
Capital contributions from Linn Energy, LLC		—	15,294	—	15,294
Dividends to shareholders		—	—	(75,134)	(75,134)
Net income		—	—	14,519	14,519

September 30, 2013	34,788	$1,209,836	$18,285	$(64,661)	$1,163,460

The accompanying notes are an integral part of these financial statements.

FIN-16

LINNCO, LLC

STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30, 2013	April 30, 2012 (Inception) to September 30, 2012
	(in thousands)
Cash flow from operating activities:
Net income (loss)	$14,519	$(506)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity income from investment in Linn Energy, LLC	(36,024)	—
Noncash general and administrative expenses paid by Linn Energy, LLC	14,933	506
Deferred income tax	6,572	—
Cash distributions received	75,656	—

Net cash provided by operating activities	75,656	—

Cash flow from financing activities:
Share issued	—	1
Dividends paid to shareholders	(75,134)	—

Net cash provided by (used in) financing activities	(75,134)	1

Net increase in cash and cash equivalents	522	1
Cash and cash equivalents:
Beginning	523	—

Ending	$1,045	$1

The accompanying notes are an integral part of these financial statements.

FIN-17

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

Note 1 – Basis of Presentation

Nature of Business

LinnCo, LLC (“LinnCo” or the “Company”) is a Delaware limited liability company formed on April 30, 2012. As of September 30, 2013, LinnCo’s sole purpose was to own units representing limited liability company interests (“units”) in Linn Energy, LLC (“LINN Energy”) and it had no significant assets or operations other than those related to its interest in LINN Energy. In connection with the pending acquisition of Berry Petroleum Company (“Berry”) (see Note 2), LinnCo intends to amend its limited liability company agreement to permit the acquisition and subsequent contribution of assets to LINN Energy. LINN Energy is an independent oil and natural gas company that trades on the NASDAQ Global Select Market under the symbol “LINE.” At September 30, 2013, LINN Energy’s last reported sales price per unit, as reported by NASDAQ, was $25.92 and the Company owned approximately 15% of LINN Energy’s outstanding units.

Principles of Reporting

The financial statements at September 30, 2013, for the three months and nine months ended September 30, 2013, for the three months ended September 30, 2012, and for the period from April 30, 2012 (inception) to September 30, 2012, are unaudited, but in the opinion of management include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the results for the interim periods. Certain information and note disclosures normally included in annual financial statements prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“GAAP”) have been condensed or omitted under Securities and Exchange Commission (“SEC”) rules and regulations; as such, this report should be read in conjunction with the financial statements and notes in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012. The results reported in these unaudited financial statements should not necessarily be taken as indicative of results that may be expected for the entire year.

Investments in noncontrolled entities over which the Company exercises significant influence are accounted for under the equity method.

Reimbursement of LinnCo’s Costs and Expenses

LINN Energy has agreed to provide to LinnCo, or to pay on LinnCo’s behalf, any legal, accounting, tax advisory, financial advisory and engineering fees, printing costs or other administrative and out-of-pocket expenses incurred by LinnCo, along with any other expenses incurred in connection with any public offering of common shares representing limited liability company interests (“shares”) in LinnCo or incurred as a result of being a publicly traded entity. These expenses include costs associated with annual, quarterly and other reports to holders of LinnCo shares, tax return and Form 1099 preparation and distribution, NASDAQ listing fees, printing costs, independent auditor fees and expenses, legal counsel fees and expenses, limited liability company governance and compliance expenses and registrar and transfer agent fees. In addition, LINN Energy has agreed to indemnify LinnCo and its officers and directors for damages suffered or costs incurred (other than income taxes payable by LinnCo) in connection with carrying out LinnCo’s activities. Because all general and administrative expenses and certain offering costs are actually paid by LINN Energy on LinnCo’s behalf, no cash is disbursed by LinnCo.

For the three months and nine months ended September 30, 2013, LinnCo incurred total general and administrative expenses and certain offering costs of approximately $1 million and $15 million, respectively, of which approximately $9 million had been paid by LINN Energy on LinnCo’s behalf as of September 30, 2013. The expenses for the three months and nine months ended September 30, 2013, include approximately $125,000

FIN-18

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS – Continued

(Unaudited)

and $13 million, respectively, of transaction costs related to professional services rendered by third parties in connection with the pending acquisition of Berry (see Note 2). The expenses for the three months and nine months ended September 30, 2013, also include approximately $403,000 and $1 million, respectively, related to services provided by LINN Energy necessary for the conduct of LinnCo’s business, such as accounting, legal, tax, information technology and other expenses. The offering costs of approximately $361,000 were incurred in connection with LinnCo’s registration statement on Form S-4 related to the pending acquisition of Berry.

For the three months ended September 30, 2012, and for the period from April 30, 2012 (inception) to September 30, 2012, LinnCo incurred total general and administrative expenses of approximately $351,000 and $506,000, respectively. The expenses for the three months ended September 30, 2012, and for the period from April 30, 2012 (inception) to September 30, 2012, include approximately $238,000 and $310,000, respectively, related to services provided by LINN Energy necessary for the conduct of LinnCo’s business, such as accounting, legal, tax, information technology and other expenses. For the period from April 30, 2012 (inception) to September 30, 2012, LINN Energy had also paid, on LinnCo’s behalf, approximately $907,000 of deferred offering costs in connection with LinnCo’s October 2012 initial public offering (“IPO”).

Dividends

Within five (5) business days after receiving a cash distribution related to its interests in LINN Energy units, LinnCo is required to pay the cash received, net of reserves for its income tax liability (“tax reserve”), if any, as dividends to its shareholders. The amount of the tax reserve is calculated on a quarterly basis and is determined based on the estimated tax liability for the entire year. The current tax reserve can be increased or reduced, at Company management’s discretion, to account for the over/(under) tax reserve previously recorded. Because the tax reserve is an estimate, upon filing the annual tax returns, if the actual amount of tax due is greater or less than the total amount of tax reserved, the subsequent tax reserve, at Company management’s discretion, could be adjusted accordingly. Any such adjustments are subject to approval by the Company’s Board of Directors (“Board”).

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires Company management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amount of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of income and expenses. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates. Any changes in estimates resulting from continuous changes in the economic environment will be reflected in the financial statements in future periods.

Accounting for Investment in Linn Energy, LLC

The Company uses the equity method of accounting related to its ownership interest in LINN Energy’s net income (losses). The Company records its share of LINN Energy’s net income (losses) in the period in which it is earned. At September 30, 2013, the Company owned approximately 15% of LINN Energy’s outstanding units. The Company’s ownership percentage could change as LINN Energy issues or repurchases additional units. Changes in the Company’s ownership percentage affect its net income (losses).

FIN-19

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS – Continued

(Unaudited)

The initial carrying amount of the Company’s investment in LINN Energy exceeded the Company’s ownership interest in LINN Energy’s underlying net assets by approximately $516 million. The difference was attributable to proved and unproved oil and natural gas properties, senior notes and equity method goodwill. These amounts are included in “investment in Linn Energy, LLC” on the balance sheet and are amortized over the lives of the related assets and liabilities. Such amortization is included in the equity income from the Company’s investment in LINN Energy. Equity method goodwill is not amortized; however, the investment is reviewed for impairment. Impairment testing is performed when events or circumstances warrant such testing and considers whether there is an inability to recover the carrying value of an investment that is other than temporary. As of September 30, 2013, no impairment had occurred with respect to the Company’s investment in LINN Energy.

Note 2 – Capitalization

LinnCo’s authorized capital structure consists of two classes of interests: (1) shares with limited voting rights and (2) voting shares, 100% of which are currently held by LINN Energy. At September 30, 2013, LinnCo’s issued capitalization consisted of $1.2 billion in shares and $1,000 contributed by LINN Energy in connection with LinnCo’s formation and in exchange for its voting share. LinnCo is authorized to issue an unlimited number of shares and voting shares. Additional classes of equity interests may be created upon approval by the Board and the holders of a majority of the outstanding shares and voting shares, voting as separate classes.

Acquisition of Berry – Pending

On February 20, 2013, LinnCo and Berry entered into a definitive merger agreement under which LinnCo would acquire all of the outstanding common shares of Berry. Under the terms of the agreement, Berry’s shareholders will receive 1.25 LinnCo common shares for each Berry common share they own. This transaction, which is expected to be a tax-free exchange to Berry’s shareholders, represents value of $46.2375 per common share, based on the closing price of LinnCo common shares on February 20, 2013, the last trading day before the public announcement.

At February 21, 2013, the date of the public announcement, the transaction had a preliminary value of approximately $4.4 billion, including the assumption of approximately $1.7 billion of Berry’s debt. The transaction is subject to approvals by Berry and LinnCo shareholders, LINN Energy unitholders and regulatory agencies. Due to the pending SEC inquiry (see Note 9), the timing of the proposed transaction closing is uncertain. In connection with the proposed transaction described above, LinnCo will contribute Berry to LINN Energy in exchange for newly issued LINN Energy units, after which Berry will be an indirect wholly owned subsidiary of LINN Energy.

Note 3 – Business

In October 2012, LinnCo completed its IPO. At no time after LinnCo’s formation and prior to the IPO did LinnCo have any operations or own any interest in LINN Energy. After the IPO and as of September 30, 2013, LinnCo’s sole purpose was to own LINN Energy units and it had no significant assets or operations other than those related to its interest in LINN Energy. In connection with the pending acquisition of Berry (see Note 2), LinnCo intends to amend its limited liability company agreement to permit the acquisition and subsequent contribution of assets to LINN Energy.

FIN-20

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS – Continued

(Unaudited)

Note 4 – Summarized Financial Information for Linn Energy, LLC

Following is summarized statements of operations and balance sheet information for LINN Energy. Additional information on LINN Energy’s results of operations and financial position are contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which is included in this filing as Exhibit 99.1 and incorporated herein by reference.

Summarized Linn Energy, LLC Statements of Operations Information

	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2013
	(in thousands)
Revenues and other	$494,562	$1,702,447
Expenses	(421,630)	(1,287,618)
Other income and (expenses)	(107,398)	(319,616)
Income tax (expense) benefit	4,406	(2,001)

Net income (loss)	$(30,060)	$93,212

Summarized Linn Energy, LLC Balance Sheet Information

September 30, 2013
(in thousands)
Current assets	$649,306
Noncurrent assets	10,923,452

11,572,758
Current liabilities	827,772
Noncurrent liabilities	6,704,828

Unitholders’ capital	$4,040,158

Note 5 – Income Tax

LinnCo is a limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes. Deferred income tax assets and liabilities are recognized for temporary differences between the basis of the Company’s assets and liabilities for financial and tax reporting purposes. At September 30, 2013, and December 31, 2012, the majority of the Company’s temporary difference and associated deferred tax expense resulted from its investment in LINN Energy.

Note 6 – Distributions and Dividends

In April 2013, LINN Energy’s and LinnCo’s Boards approved a change in the distribution and dividend policies that provides a distribution and dividend with respect to any quarter may be made, at the discretion of the Boards, (i) within 45 days following the end of each quarter or (ii) in three equal installments within 15, 45 and 75 days following the end of each quarter. The first monthly distributions and dividends were paid in July 2013.

FIN-21

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS – Continued

(Unaudited)

On July 1, 2013, LINN Energy’s Board declared a cash distribution of $0.725 per unit with respect to the second quarter of 2013, to be paid in three equal monthly installments of $0.2416 per unit. The distributions attributable to LinnCo’s interest in LINN Energy, totaling approximately $25 million, were paid to LinnCo in three equal monthly installments of approximately $8 million on July 15, 2013, August 14, 2013, and September 13, 2013.

On July 1, 2013, the Company’s Board declared a cash dividend of $0.725 per common share with respect to the second quarter of 2013, to be paid in three equal monthly installments of $0.2416 per common share pending the receipt of the applicable cash distribution from LINN Energy. Company management determined that no income tax reserve was required to be deducted from the cash dividend declared on July 1, 2013. Dividends, totaling approximately $25 million, were paid in three equal monthly installments of approximately $8 million on July 16, 2013, August 15, 2013, and September 16, 2013.

On October 1, 2013, LINN Energy’s Board declared a cash distribution of $0.725 per unit with respect to the third quarter of 2013, to be paid in three equal monthly installments of $0.2416 per unit. The first monthly distribution with respect to the third quarter of 2013 attributable to LinnCo’s interest in LINN Energy, totaling approximately $8 million, was paid to LinnCo on October 17, 2013.

On October 1, 2013, the Company’s Board declared a cash dividend of $0.725 per common share with respect to the third quarter of 2013, to be paid in three equal monthly installments of $0.2416 per common share pending the receipt of the applicable cash distribution from LINN Energy. Company management has determined that no income tax reserve is required to be deducted from the cash dividend declared on October 1, 2013. The first monthly dividend with respect to the third quarter of 2013, totaling approximately $8 million, was paid on October 18, 2013, to shareholders of record as of the close of business on October 11, 2013.

Note 7 – Supplemental Disclosures to the Statements of Cash Flows

For the nine months ended September 30, 2013, and for the period from April 30, 2012 (inception) to September 30, 2012, LinnCo incurred and recorded approximately $15 million and $2 million, respectively, of general and administrative expenses and certain offering costs. Of the expenses and costs incurred for the nine months ended September 30, 2013, approximately $9 million had been paid by LINN Energy on LinnCo’s behalf as of September 30, 2013. All of these expenses and costs are paid by LINN Energy on LinnCo’s behalf, and therefore, are accounted for as capital contributions and reflected as noncash transactions by LinnCo.

Note 8 – Contingencies

On March 21, 2013, a purported stockholder class action captioned Nancy P. Assad Trust v. Berry Petroleum Co., et al. was filed in the District Court for the City and County of Denver, Colorado, No. 13-CV-31365. The action names as defendants Berry, the members of its board of directors, Bacchus HoldCo, Inc., a direct wholly owned subsidiary of Berry (“HoldCo”), Bacchus Merger Sub, Inc., a direct wholly owned subsidiary of HoldCo (“Bacchus Merger Sub”), LinnCo, LINN Energy and Linn Acquisition Company, LLC, a direct wholly owned subsidiary of LinnCo (“LinnCo Merger Sub”). On April 5, 2013, an amended complaint was filed, which alleges that the individual defendants breached their fiduciary duties in connection with the transactions by engaging in an unfair sales process that resulted in an unfair price for Berry, by failing to disclose all material information regarding the transactions, and that the entity defendants aided and abetted those breaches of fiduciary duty. The amended complaint seeks a declaration that the transactions are unlawful and unenforceable, an order directing the individual defendants to comply with their fiduciary duties, an injunction against consummation of the transactions, or, in the event they are completed, rescission of the transactions, an award of fees and costs,

FIN-22

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS – Continued

(Unaudited)

including attorneys’ and experts’ fees and expenses, and other relief. On May 21, 2013, the Colorado District Court stayed and administratively closed the Nancy P. Assad Trust action in favor of the Hall action described below that is pending in the Delaware Court of Chancery.

On April 12, 2013, a purported stockholder class action captioned David Hall v. Berry Petroleum Co., et al. was filed in the Delaware Court of Chancery, C.A. No. 8476-VCG. The complaint names as defendants Berry, the members of its board of directors, HoldCo, Bacchus Merger Sub, LinnCo, LINN Energy and LinnCo Merger Sub. The complaint alleges that the individual defendants breached their fiduciary duties in connection with the transactions by engaging in an unfair sales process that resulted in an unfair price for Berry, by failing to disclose all material information regarding the transactions, and that the entity defendants aided and abetted those breaches of fiduciary duty. The complaint seeks a declaration that the transactions are unlawful and unenforceable, an order directing the individual defendants to comply with their fiduciary duties, an injunction against consummation of the transactions, or, in the event they are completed, rescission of the transactions, an award of fees and costs, including attorneys’ and experts’ fees and expenses, and other relief. The Company is unable to estimate a possible loss, or range of possible loss, if any, at this time.

On July 9, 2013, Anthony Booth, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of Texas, against LINN Energy, Mark E. Ellis, Kolja Rockov, and David B. Rottino (the “Booth Action”). On July 18, 2013, the Catherine A. Fisher Trust, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of Texas, against the same defendants (the “Fisher Action”). On July 17, 2013, Don Gentry, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of Texas, against LINN Energy, LinnCo, Mark E. Ellis, Kolja Rockov, David B. Rottino, George A. Alcorn, David D. Dunlap, Terrence S. Jacobs, Michael C. Linn, Joseph P. McCoy, Jeffrey C. Swoveland, and the various underwriters for LinnCo’s initial public offering (the “Gentry Action”) (the Booth Action, Fisher Action, and Gentry Action together, the “Texas Federal Actions”). The Texas Federal Actions each assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) based on allegations that LINN Energy made false or misleading statements relating to its hedging strategy, the cash flow available for distribution to unitholders, and LINN Energy’s energy production. The Gentry Action asserts additional claims under Sections 11 and 15 of the Securities Act of 1933 based on alleged misstatements relating to these issues in the prospectus and registration statement for LinnCo’s initial public offering. On September 23, 2013, the Southern District of Texas entered an order transferring the Texas Federal Actions to the Southern District of New York so that they could be consolidated with the New York Federal Actions, which are described below.

On July 10, 2013, David Adrian Luciano, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of New York, against LINN Energy, LinnCo, Mark E. Ellis, Kolja Rockov, David B. Rottino, George A. Alcorn, David D. Dunlap, Terrence S. Jacobs, Michael C. Linn, Joseph P. McCoy, Jeffrey C. Swoveland, and the various underwriters for LinnCo’s initial public offering (the “Luciano Action”). The Luciano Action asserts claims under Sections 11 and 15 of the Securities Act of 1933 based on alleged misstatements relating to LINN Energy’s hedging strategy, the cash flow available for distribution to unitholders, and LINN Energy’s energy production in the prospectus and registration statement for LinnCo’s initial public offering. On July 12, 2013, Frank Donio, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of New York, against LINN Energy, Mark E. Ellis, Kolja Rockov, and David B. Rottino (the “Donio Action”). The Donio Action asserts claims under Sections 10(b) and 20(a) of the Exchange Act based on allegations that LINN Energy made false or misleading statements relating to its hedging strategy, the cash flow available for distribution to unitholders, and LINN Energy’s energy production. Several additional class action

FIN-23

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS – Continued

(Unaudited)

cases substantially similar to the Luciano Action and the Donio Action were subsequently filed in the Southern District of New York and assigned to the same judge (the Luciano Action, Donio Action, and all similar subsequently filed New York federal class actions together, the “New York Federal Actions”). The Texas Federal Actions and the New York Federal Actions have now been consolidated in the United States District Court for the Southern District of New York. The cases are in their preliminary stages and it is possible that additional similar actions could be filed. As a result, the Company is unable to estimate a possible loss, or range of possible loss, if any.

On July 10, 2013, Judy Mesirov, derivatively on behalf of nominal defendant LINN Energy, filed a shareholder derivative petition against Mark E. Ellis, Kolja Rockov, David B. Rottino, Arden L. Walker, Jr., Charlene A. Ripley, Michael C. Linn, Joseph P. McCoy, George A. Alcorn, Terrence S. Jacobs, David D. Dunlap, Jeffrey C. Swoveland, and Linda M. Stephens in the District Court of Harris County, Texas (the “Mesirov Action”). On July 12, 2013, John Peters, derivatively on behalf of nominal defendant LINN Energy, filed a shareholder derivative petition against many of the same defendants in the District Court of Harris County, Texas (the “Peters Action”). On August 26, 2013, Joseph Abdalla, derivatively on behalf of nominal defendant LINN Energy, filed a shareholder derivative petition against many of the same defendants in the District Court of Harris County, Texas (the “Abdalla Action”) (the Mesirov Action, Peters Action, and Abdalla Actions together, the “Texas State Court Derivative Actions”). On August 19, 2013, the Charlote J. Lombardo Trust of 2004, derivatively on behalf of nominal defendant LINN Energy, filed a shareholder derivative petition against many of the same defendants in the United States District Court for the Southern District of Texas (the “Lombardo Action”). On September 30, 2013, the Thelma Feldman Rev. Trust, derivatively on behalf of nominal defendant LINN Energy, filed a shareholder derivative petition against many of the same defendants (the “Feldman Rev. Trust Action”). On October 21, 2013, the Parker Family Trust of 2012, derivatively on behalf of nominal defendant LINN Energy, filed a shareholder derivative petition against many of the same defendants (the “Parker Family Trust Action”) (the Lombardo Action, Feldman Rev. Trust Action and Parker Family Trust Action together, the “Texas Federal Court Derivative Actions”) (the Texas State Court Derivative Action and Texas Federal Court Derivative Actions together, the “Texas Derivative Actions”). The Texas Derivative Actions assert derivative claims on behalf of LINN Energy against the individual defendants for alleged breaches of fiduciary duty, waste of corporate assets, mismanagement, abuse of control, and unjust enrichment based on factual allegations similar to those in the Texas Federal Actions and the New York Federal Actions. The cases are in their preliminary stages and it is possible that additional similar actions could be filed in the District Court of Harris County, Texas, or in other jurisdictions. As a result, the Company is unable to estimate a possible loss, or range of possible loss, if any.

Note 9 – SEC Inquiry

As disclosed on July 1, 2013, the Company and its affiliate, LINN Energy, have been notified by the staff of the SEC that its Fort Worth Regional Office has commenced an inquiry regarding LINN Energy and LinnCo (the “SEC inquiry”). The SEC staff is investigating whether any violations of federal securities laws have occurred. The SEC staff has requested the production of documents and communications that are potentially relevant to, among other things, LINN Energy and LinnCo’s use of non-GAAP financial measures and disclosures related to LINN Energy’s hedging strategy. The SEC staff has stated that the fact of the inquiry should not be construed as an indication that the SEC or its staff has a negative view of any entity, individual or security. Both LINN Energy and LinnCo are cooperating fully with the SEC in this matter. Due to the pending SEC inquiry, the timing of closing of the merger with Berry is uncertain. LINN Energy and LinnCo are unable to predict the timing or outcome of the SEC inquiry or estimate the nature or amount of any possible sanction the SEC could seek to impose, which could include a fine, penalty, or court or administrative order prohibiting specific conduct, or a potential restatement of LINN Energy’s or LinnCo’s financial statements, any of which could be material. No provision for losses has been recorded for this exposure.

FIN-24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Unitholders

Linn Energy, LLC:

We have audited the accompanying consolidated balance sheets of Linn Energy, LLC and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, unitholders’ capital, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Linn Energy, LLC and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Linn Energy, LLC’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 21, 2013, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Houston, Texas

February 21, 2013

FIN-25

LINN ENERGY, LLC

CONSOLIDATED BALANCE SHEETS

	December 31,
	2012	2011
	(in thousands, except unit amounts)
ASSETS
Current assets:
Cash and cash equivalents	$1,243	$1,114
Accounts receivable – trade, net	371,333	213,282
Derivative instruments	350,695	255,063
Other current assets	88,157	80,734

Total current assets	811,428	550,193

Noncurrent assets:
Oil and natural gas properties (successful efforts method)	11,611,330	7,835,650
Less accumulated depletion and amortization	(2,025,656)	(1,033,617)

	9,585,674	6,802,033
Other property and equipment	469,188	197,235
Less accumulated depreciation	(73,721)	(48,024)

	395,467	149,211
Derivative instruments	530,216	321,840
Other noncurrent assets	128,453	105,577

	658,669	427,417

Total noncurrent assets	10,639,810	7,378,661

Total assets	$11,451,238	$7,928,854

LIABILITIES AND UNITHOLDERS’ CAPITAL
Current liabilities:
Accounts payable and accrued expenses	$707,861	$332,167
Derivative instruments	26	14,060
Other accrued liabilities	115,245	75,898

Total current liabilities	823,132	422,125

Noncurrent liabilities:
Credit facility	1,180,000	940,000
Senior notes, net	4,857,817	3,053,657
Derivative instruments	4,114	3,503
Other noncurrent liabilities	158,995	80,659

Total noncurrent liabilities	6,200,926	4,077,819

Commitments and contingencies (Note 11)
Unitholders’ capital:
234,513,243 units and 177,364,558 units issued and outstanding at December 31, 2012, and December 31, 2011, respectively	4,136,240	2,751,354
Accumulated income	290,940	677,556

	4,427,180	3,428,910

Total liabilities and unitholders’ capital	$11,451,238	$7,928,854

The accompanying notes are an integral part of these consolidated financial statements.

FIN-26

LINN ENERGY, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2012	2011	2010
	(in thousands, except per unit amounts)
Revenues and other:
Oil, natural gas and natural gas liquids sales	$1,601,180	$1,162,037	$690,054
Gains on oil and natural gas derivatives	124,762	449,940	75,211
Marketing revenues	37,393	5,868	3,966
Other revenues	10,905	4,609	3,049

	1,774,240	1,622,454	772,280

Expenses:
Lease operating expenses	317,699	232,619	158,382
Transportation expenses	77,322	28,358	19,594
Marketing expenses	31,821	3,681	2,716
General and administrative expenses	173,206	133,272	99,078
Exploration costs	1,915	2,390	5,168
Depreciation, depletion and amortization	606,150	334,084	238,532
Impairment of long-lived assets	422,499	—	38,600
Taxes, other than income taxes	131,679	78,522	45,182
Losses on sale of assets and other, net	1,539	3,494	6,490

	1,763,830	816,420	613,742

Other income and (expenses):
Loss on extinguishment of debt	—	(94,612)	—
Interest expense, net of amounts capitalized	(379,937)	(259,725)	(193,510)
Losses on interest rate swaps	—	—	(67,908)
Other, net	(14,299)	(7,792)	(7,167)

	(394,236)	(362,129)	(268,585)

Income (loss) before income taxes	(383,826)	443,905	(110,047)
Income tax expense	2,790	5,466	4,241

Net income (loss)	$(386,616)	$438,439	$(114,288)

Net income (loss) per unit:
Basic	$(1.92)	$2.52	$(0.80)

Diluted	$(1.92)	$2.51	$(0.80)

Weighted average units outstanding:
Basic	203,775	172,004	142,535

Diluted	203,775	172,729	142,535

Distributions declared per unit	$2.865	$2.70	$2.55

The accompanying notes are an integral part of these consolidated financial statements.

FIN-27

LINN ENERGY, LLC

CONSOLIDATED STATEMENTS OF UNITHOLDERS’ CAPITAL

	Units	Unitholders’ Capital	Accumulated Income (Deficit)	Treasury Units (at Cost)	Total Unitholders’ Capital
	(in thousands)
December 31, 2009	129,941	$2,098,599	$353,405	$—	$2,452,004
Sale of units, net of underwriting discounts and expenses of $34,556	28,750	809,774	—	—	809,774
Issuance of units	815	4,418	—	—	4,418
Cancellation of units	(496)	(11,832)	—	11,832	—
Purchase of units		—	—	(11,832)	(11,832)
Distributions to unitholders		(365,711)	—	—	(365,711)
Unit-based compensation expenses		13,792	—	—	13,792
Reclassification of distributions paid on forfeited restricted units		59	—	—	59
Net loss		—	(114,288)	—	(114,288)

December 31, 2010	159,010	2,549,099	239,117	—	2,788,216

Sale of units, net of underwriting discounts and expenses of $27,427	17,514	651,522	—	—	651,522
Issuance of units	1,371	7,446	—	—	7,446
Cancellation of units	(530)	(17,352)	—	17,352	—
Purchase of units		—	—	(17,352)	(17,352)
Distributions to unitholders		(466,488)	—	—	(466,488)
Unit-based compensation expenses		22,243	—	—	22,243
Reclassification of distributions paid on forfeited restricted units		79	—	—	79
Excess tax benefit from unit-based compensation		4,805	—	—	4,805
Net income		—	438,439	—	438,439

December 31, 2011	177,365	2,751,354	677,556	—	3,428,910

Sale of units, net of underwriting discounts and expenses of $32,044	55,877	1,942,045	—	—	1,942,045
Issuance of units	1,271	7,061	—	—	7,061
Distributions to unitholders		(596,935)	—	—	(596,935)
Unit-based compensation expenses		29,533	—	—	29,533
Reclassification of distributions paid on forfeited restricted units		92	—	—	92
Excess tax benefit from unit-based compensation		3,090	—	—	3,090
Net loss		—	(386,616)	—	(386,616)

December 31, 2012	234,513	$4,136,240	$290,940	$—	$4,427,180

The accompanying notes are an integral part of these consolidated financial statements.

FIN-28

LINN ENERGY, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Cash flow from operating activities:
Net income (loss)	$(386,616)	$438,439	$(114,288)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	606,150	334,084	238,532
Impairment of long-lived assets	422,499	—	38,600
Unit-based compensation expenses	29,533	22,243	13,792
Loss on extinguishment of debt	—	94,612	—
Amortization and write-off of deferred financing fees	25,598	21,526	22,113
Losses on sale of assets and other, net	92	2,021	6,619
Deferred income tax	(360)	310	3,088
Mark-to-market on derivatives:
Total gains	(124,762)	(449,940)	(7,303)
Cash settlements	390,765	237,134	302,875
Cash settlements on canceled derivatives	—	26,752	(123,865)
Premiums paid for derivatives	(583,434)	(134,352)	(120,376)
Changes in assets and liabilities:
Increase in accounts receivable – trade, net	(77,573)	(191,338)	(66,283)
(Increase) decrease in other assets	(5,451)	(2,951)	2,926
Increase in accounts payable and accrued expenses	26,372	129,499	25,457
Increase (decrease) in other liabilities	28,094	(9,333)	49,031

Net cash provided by operating activities	350,907	518,706	270,918

Cash flow from investing activities:
Acquisition of oil and natural gas properties, net of cash acquired	(2,640,475)	(1,500,193)	(1,351,033)
Development of oil and natural gas properties	(984,530)	(574,635)	(204,832)
Purchases of other property and equipment	(60,549)	(55,229)	(18,181)
Proceeds from sale of properties and equipment and other	725	(303)	(7,362)

Net cash used in investing activities	(3,684,829)	(2,130,360)	(1,581,408)

Cash flow from financing activities:
Proceeds from sale of units	1,973,989	678,949	844,330
Proceeds from borrowings	5,439,802	2,534,240	3,300,816
Repayments of debt	(3,400,000)	(1,301,029)	(2,150,000)
Distributions to unitholders	(596,935)	(466,488)	(365,711)
Financing fees, offering expenses and other, net	(85,895)	(56,358)	(93,343)
Excess tax benefit from unit-based compensation	3,090	4,805	—
Purchase of units	—	(17,352)	(11,832)

Net cash provided by financing activities	3,334,051	1,376,767	1,524,260

Net increase (decrease) in cash and cash equivalents	129	(234,887)	213,770
Cash and cash equivalents:
Beginning	1,114	236,001	22,231

Ending	$1,243	$1,114	$236,001

The accompanying notes are an integral part of these consolidated financial statements.

FIN-29

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Basis of Presentation and Significant Accounting Policies

Nature of Business

Linn Energy, LLC (“LINN Energy” or the “Company”) is an independent oil and natural gas company that began operations in March 2003 and was formed as a Delaware limited liability company in April 2005. The Company completed its initial public offering (“IPO”) in January 2006 and its units representing limited liability company interests (“units”) are listed on the NASDAQ Global Select Market under the symbol “LINE.” LINN Energy’s mission is to acquire, develop and maximize cash flow from a growing portfolio of long-life oil and natural gas assets.

The Company’s properties are located in the United States (“U.S.”), in the Mid-Continent, the Hugoton Basin, the Green River Basin, the Permian Basin, Michigan, Illinois, the Williston/Powder River Basin, California and east Texas. Effective January 1, 2012, the Company realigned its existing regions. The realignment had no effect on the Company’s operations. The Company added the East Texas region in May 2012 and the Green River Basin region in July 2012, and currently has eight operating regions in the U.S.: Mid-Continent, which includes properties in Oklahoma, Louisiana and the eastern portion of the Texas Panhandle (including the Granite Wash and Cleveland horizontal plays); Hugoton Basin, which includes properties located primarily in Kansas and the Shallow Texas Panhandle; Green River Basin, which includes properties located in southwest Wyoming; Permian Basin, which includes areas in west Texas and southeast New Mexico; Michigan/Illinois, which includes the Antrim Shale formation in the northern part of Michigan and oil properties in southern Illinois; Williston/Powder River Basin, which includes the Bakken formation in North Dakota and the Powder River Basin in Wyoming; California, which includes the Brea Olinda Field of the Los Angeles Basin; and East Texas, which includes properties located in east Texas.

The operations of the Company are governed by the provisions of a limited liability company agreement executed by and among its members. The agreement includes specific provisions with respect to the maintenance of the capital accounts of each of the Company’s unitholders. Pursuant to applicable provisions of the Delaware Limited Liability Company Act (the “Delaware Act”) and the Third Amended and Restated Limited Liability Company Agreement of Linn Energy, LLC (the “LLC Agreement”), unitholders have no liability for the debts, obligations and liabilities of the Company, except as expressly required in the LLC Agreement or the Delaware Act. The Company will remain in existence unless and until dissolved in accordance with the terms of the LLC Agreement.

Principles of Consolidation and Reporting

The Company presents its financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation. Investments in noncontrolled entities over which the Company exercises significant influence are accounted for under the equity method. The Company’s other investment is carried at cost.

The consolidated financial statements for previous periods include certain reclassifications that were made to conform to current presentation. Such reclassifications have no impact on previously reported net income (loss), unitholders’ capital or cash flows.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management of the Company to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amount of assets and liabilities reported, disclosures about contingent assets

FIN-30

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

and liabilities, and reported amounts of revenues and expenses. The estimates that are particularly significant to the financial statements include estimates of the Company’s reserves of oil, natural gas and natural gas liquids (“NGL”), future cash flows from oil and natural gas properties, depreciation, depletion and amortization, asset retirement obligations, certain revenues and operating expenses, fair values of commodity and interest rate derivatives, if any, and fair values of assets acquired and liabilities assumed. As fair value is a market-based measurement, it is determined based on the assumptions that market participants would use. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates. Any changes in estimates resulting from continuous changes in the economic environment will be reflected in the financial statements in future periods.

Recently Issued Accounting Standards

In December 2011, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The ASU requires disclosure of both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The ASU will be applied retrospectively and is effective for periods beginning on or after January 1, 2013. The Company is currently evaluating the impact, if any, of the adoption of this ASU on its consolidated financial statements and related disclosures.

In May 2011, the FASB issued an ASU that further addresses fair value measurement accounting and related disclosure requirements. The ASU clarifies the FASB’s intent regarding the application of existing fair value measurement and disclosure requirements, changes the fair value measurement requirements for certain financial instruments, and sets forth additional disclosure requirements for other fair value measurements. The ASU is to be applied prospectively and is effective for periods beginning after December 15, 2011. The Company adopted the ASU effective January 1, 2012. The adoption of the requirements of the ASU, which expanded disclosures, had no effect on the Company’s results of operations or financial position.

Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. Outstanding checks in excess of funds on deposit are included in “accounts payable and accrued expenses” on the consolidated balance sheets and are classified as financing activities on the consolidated statements of cash flows.

Accounts Receivable – Trade, Net

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses, current receivables aging, and existing industry and national economic data. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential recovery is remote. The balance in the Company’s allowance for doubtful accounts related to trade accounts receivable was approximately $450,000 at December 31, 2012, and $1 million at December 31, 2011.

FIN-31

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

Inventories

Materials, supplies and commodity inventories are valued at the lower of average cost or market.

Oil and Natural Gas Properties

Proved Properties

The Company accounts for oil and natural gas properties in accordance with the successful efforts method. In accordance with this method, all leasehold and development costs of proved properties are capitalized and amortized on a unit-of-production basis over the remaining life of the proved reserves and proved developed reserves, respectively.

The Company evaluates the impairment of its proved oil and natural gas properties on a field-by-field basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The carrying values of proved properties are reduced to fair value when the expected undiscounted future cash flows are less than net book value. The fair values of proved properties are measured using valuation techniques consistent with the income approach, converting future cash flows to a single discounted amount. Significant inputs used to determine the fair values of proved properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. The underlying commodity prices embedded in the Company’s estimated cash flows are the product of a process that begins with New York Mercantile Exchange (“NYMEX”) forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that Company management believes will impact realizable prices. Costs of retired, sold or abandoned properties that constitute a part of an amortization base are charged or credited, net of proceeds, to accumulated depreciation, depletion and amortization unless doing so significantly affects the unit-of-production amortization rate, in which case a gain or loss is recognized currently. Gains or losses from the disposal of other properties are recognized currently. Expenditures for maintenance and repairs necessary to maintain properties in operating condition are expensed as incurred. Estimated dismantlement and abandonment costs are capitalized, net of salvage, at their estimated net present value and amortized on a unit-of-production basis over the remaining life of the related proved developed reserves. The Company capitalizes interest on borrowed funds related to its share of costs associated with the drilling and completion of new oil and natural gas wells. Interest is capitalized only during the periods in which these assets are brought to their intended use. The Company capitalized interest costs of approximately $2 million for the years ended December 31, 2012, and December 31, 2011, and approximately $1 million for the year ended December 31, 2010.

Impairment of Proved Properties

Based on the analysis described above, the Company recorded noncash impairment charges, before and after tax, of approximately $422 million associated with proved oil and natural gas properties related to lower commodity prices for the year ended December 31, 2012, and a noncash impairment charge, before and after tax, of approximately $39 million primarily associated with proved oil and natural gas properties related to an unfavorable marketing contract for the year ended December 31, 2010. The Company recorded no impairment charge for the year ended December 31, 2011. The carrying values of the impaired proved properties were reduced to fair value, estimated using inputs characteristic of a Level 3 fair-value measurement. The charges are included in “impairment of long-lived assets” on the consolidated statements of operations.

Unproved Properties

Costs related to unproved properties include costs incurred to acquire unproved reserves. Because these reserves do not meet the definition of proved reserves, the related costs are not classified as proved properties. The fair

FIN-32

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

values of unproved properties are measured using valuation techniques consistent with the income approach, converting future cash flows to a single discounted amount. Significant inputs used to determine the fair values of unproved properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. The market-based weighted average cost of capital rate is subjected to additional project-specific risking factors. Unproved leasehold costs are capitalized and amortized on a composite basis if individually insignificant, based on past success, experience and average lease-term lives. Individually significant leases are reclassified to proved properties if successful and expensed on a lease by lease basis if unsuccessful or the lease term expires. Unamortized leasehold costs related to successful exploratory drilling are reclassified to proved properties and depleted on a unit-of-production basis. The Company assesses unproved properties for impairment quarterly on the basis of its experience in similar situations and other factors such as the primary lease terms of the properties, the average holding period of unproved properties, and the relative proportion of such properties on which proved reserves have been found in the past.

Exploration Costs

Geological and geophysical costs, delay rentals, amortization and impairment of unproved leasehold costs and costs to drill exploratory wells that do not find proved reserves are expensed as exploration costs. The costs of any exploratory wells are carried as an asset if the well finds a sufficient quantity of reserves to justify its capitalization as a producing well and as long as the Company is making sufficient progress towards assessing the reserves and the economic and operating viability of the project. The Company recorded noncash leasehold impairment expenses related to unproved properties of approximately $2 million for the years ended December 31, 2012, and December 31, 2011, and approximately $5 million for the year ended December 31, 2010, which are included in “exploration costs” on the consolidated statements of operations.

Other Property and Equipment

Other property and equipment includes natural gas gathering systems, pipelines, buildings, software, data processing and telecommunications equipment, office furniture and equipment, and other fixed assets. These items are recorded at cost and are depreciated using the straight-line method based on expected lives ranging from three to 39 years for the individual asset or group of assets.

Revenue Recognition

Revenues representative of the Company’s ownership interest in its properties are presented on a gross basis on the consolidated statements of operations. Sales of oil, natural gas and NGL are recognized when the product has been delivered to a custody transfer point, persuasive evidence of a sales arrangement exists, the rights and responsibility of ownership pass to the purchaser upon delivery, collection of revenue from the sale is reasonably assured, and the sales price is fixed or determinable.

The Company has elected the entitlements method to account for natural gas production imbalances. Imbalances occur when the Company sells more or less than its entitled ownership percentage of total natural gas production. In accordance with the entitlements method, any amount received in excess of the Company’s share is treated as a liability. If the Company receives less than its entitled share, the underproduction is recorded as a receivable. At December 31, 2012, and December 31, 2011, the Company had natural gas production imbalance receivables of approximately $28 million and $19 million, respectively, which are included in “accounts receivable – trade, net” on the consolidated balance sheets and natural gas production imbalance payables of approximately $18 million and $9 million, respectively, which are included in “accounts payable and accrued expenses” on the consolidated balance sheets.

FIN-33

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

The Company engages in the purchase, gathering and transportation of third-party natural gas and subsequently markets such natural gas to independent purchasers under separate arrangements. As such, the Company separately reports third-party marketing sales and marketing expenses.

The Company generates electricity with excess natural gas, which it uses to serve certain of its operating facilities in Brea, California. Any excess electricity is sold to the California wholesale power market. This revenue is included in “other revenues” on the consolidated statements of operations.

Restricted Cash

Restricted cash of approximately $5 million and $4 million is included in “other noncurrent assets” on the consolidated balance sheets at December 31, 2012, and December 31, 2011, respectively, and represents cash the Company has deposited into a separate account and designated for asset retirement obligations in accordance with contractual agreements.

Derivative Instruments

The Company uses derivative financial instruments to reduce exposure to fluctuations in the prices of oil and natural gas. By removing a significant portion of the price volatility associated with future production, the Company expects to mitigate, but not eliminate, the potential effects of variability in cash flow from operations due to fluctuations in commodity prices. These transactions are primarily in the form of swap contracts and put options. In addition, the Company may from time to time enter into derivative contracts in the form of interest rate swaps to minimize the effects of fluctuations in interest rates. At December 31, 2012, the Company had no outstanding interest rate swap agreements.

Derivative instruments (including certain derivative instruments embedded in other contracts that require bifurcation) are recorded at fair value and included on the consolidated balance sheets as assets or liabilities. The Company did not designate these contracts as cash flow hedges; therefore, the changes in fair value of these instruments are recorded in current earnings. The Company uses certain pricing models to determine the fair value of its derivative financial instruments. Inputs to the pricing models include publicly available prices and forward price curves generated from a compilation of data gathered from third parties. Company management validates the data provided by third parties by understanding the pricing models used, obtaining market values from other pricing sources, analyzing pricing data in certain situations and confirming that those securities trade in active markets. See Note 7 and Note 8 for additional details about the Company’s derivative financial instruments.

Unit-Based Compensation

The Company recognizes expense for unit-based compensation over the requisite service period in an amount equal to the fair value of unit-based payments granted to employees and nonemployee directors. The fair value of unit-based payments, excluding liability awards, is computed at the date of grant and is not remeasured. The fair value of liability awards is remeasured at each reporting date through the settlement date with the change in fair value recognized as compensation expense over that period. The Company currently does not have any awards accounted for as liability awards.

The Company has made a policy decision to recognize compensation expense for service-based awards on a straight-line basis over the requisite service period for the entire award. See Note 5 for additional details about the Company’s accounting for unit-based compensation.

FIN-34

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

The benefit of tax deductions in excess of recognized compensation costs is required to be reported as financing cash flow rather than operating cash flow. This requirement reduces net operating cash flow and increases net financing cash flow in periods in which such tax benefit exists. The amount of the Company’s excess tax benefit is reported in “excess tax benefit from unit-based compensation” on the consolidated statements of unitholders’ capital.

Deferred Financing Fees

The Company incurred legal and bank fees related to the issuance of debt (see Note 6). At December 31, 2012, and December 31, 2011, net deferred financing fees of approximately $114 million and $94 million, respectively, are included in “other noncurrent assets” on the consolidated balance sheets. These debt issuance costs are amortized over the life of the debt agreement. Upon early retirement or amendment to the debt agreement, certain fees are written off to expense. For the years ended December 31, 2012, December 31, 2011, and December 31, 2010, amortization expense of approximately $13 million, $16 million and $17 million, respectively, is included in “interest expense, net of amounts capitalized” and approximately $8 million, $1 million and $2 million, respectively, was written off to “other, net” on the consolidated statements of operations.

Fair Value of Financial Instruments

The carrying values of the Company’s receivables, payables and Credit Facility (as defined in Note 6) are estimated to be substantially the same as their fair values at December 31, 2012, and December 31, 2011. See Note 6 for fair value disclosures related to the Company’s other outstanding debt. As noted above, the Company carries its derivative financial instruments at fair value. See Note 8 for details about the fair value of the Company’s derivative financial instruments.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes, with the exception of the state of Texas, in which income tax liabilities and/or benefits of the Company are passed through to unitholders. As such, with the exception of the state of Texas, the Company is not a taxable entity, it does not directly pay federal and state income tax and recognition has not been given to federal and state income taxes for the operations of the Company except as described below.

Limited liability companies are subject to Texas margin tax. Limited liability companies were also subject to state income taxes in the state of Michigan during 2011 and 2010. In addition, certain of the Company’s subsidiaries are Subchapter C-corporations subject to federal and state income taxes, which are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See Note 14 for detail of amounts recorded in the consolidated financial statements.

Note 2 – Acquisitions

Acquisitions – 2012

On July 31, 2012, the Company completed the acquisition of certain oil and natural gas properties in the Jonah Field located in the Green River Basin of southwest Wyoming from BP America Production Company (“BP”). The Company paid approximately $990 million in total consideration for these properties. The transaction was financed with borrowings under the Company’s Credit Facility, as defined in Note 6.

FIN-35

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

On May 1, 2012, the Company completed the acquisition of certain oil and natural gas properties located in east Texas. The Company paid approximately $168 million in total consideration for these properties. The transaction was financed with borrowings under the Company’s Credit Facility.

On April 3, 2012, the Company entered into a joint-venture agreement (“JV Agreement”) with an affiliate of Anadarko Petroleum Corporation (“Anadarko”) whereby the Company participates as a partner in the CO2 enhanced oil recovery development of the Salt Creek Field, located in the Powder River Basin of Wyoming. Anadarko assigned the Company 23% of its interest in the field in exchange for future funding of $400 million of Anadarko’s development costs. The Company assigned approximately $392 million to the net assets acquired as of the JV Agreement date, which reflects an imputed discount of approximately $8 million on the future funding of this transaction. As of December 31, 2012, the Company has paid approximately $201 million towards the future funding commitment.

On March 30, 2012, the Company completed the acquisition of certain oil and natural gas properties and the Jayhawk natural gas processing plant located in the Hugoton Basin in Kansas from BP. The Company paid approximately $1.16 billion in total consideration for these properties. The transaction was financed primarily with proceeds from the March 2012 debt offering (see Note 6).

During 2012, the Company completed other smaller acquisitions of oil and natural gas properties located in its various operating regions. The Company, in the aggregate, paid approximately $122 million in total consideration for these properties.

These acquisitions were accounted for under the acquisition method of accounting. Accordingly, the Company conducted assessments of net assets acquired and recognized amounts for identifiable assets acquired and liabilities assumed at their estimated acquisition date fair values, while transaction and integration costs associated with the acquisitions were expensed as incurred. The initial accounting for the business combinations is not complete and adjustments to provisional amounts, or recognition of additional assets acquired or liabilities assumed, may occur as more detailed analyses are completed and additional information is obtained about the facts and circumstances that existed as of the acquisition dates. The results of operations of all acquisitions have been included in the consolidated financial statements since the acquisition or JV Agreement dates.

The following presents the values assigned to the net assets acquired as of the acquisition dates (in thousands):

Assets:
Current	$12,215
Noncurrent	210,390
Oil and natural gas properties	2,701,385

Total assets acquired	$2,923,990

Liabilities:
Current	$223,114
Asset retirement obligations	63,663
Noncurrent	196,601

Total liabilities assumed	$483,378

Net assets acquired	$2,440,612

Current assets include receivables and inventory and noncurrent assets include other property and equipment. Current liabilities include payables, ad valorem taxes payable and environmental liabilities. Current liabilities

FIN-36

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

and noncurrent liabilities, as of the JV Agreement date, consist of payables of approximately $195 million and $197 million, respectively, related to the future funding commitment associated with the Anadarko transaction discussed above. As of December 31, 2012, the Company has paid approximately $201 million towards this commitment.

The fair value measurements of assets acquired and liabilities assumed are based on inputs that are not observable in the market and therefore represent Level 3 inputs. The fair values of oil and natural gas properties and asset retirement obligations were measured using valuation techniques that convert future cash flows to a single discounted amount. Significant inputs to the valuation of oil and natural gas properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; (iv) estimated future cash flows; and (v) a market-based weighted average cost of capital rate. These inputs require significant judgments and estimates by the Company’s management at the time of the valuation and are the most sensitive and subject to change.

The revenues and expenses related to certain properties acquired from BP, Plains Exploration & Production Company (“Plains”), Panther Energy Company, LLC and Red Willow Mid-Continent, LLC (collectively referred to as “Panther”), SandRidge Exploration and Production, LLC (“SandRidge”) and an affiliate of Concho Resources Inc. (“Concho”) are included in the consolidated results of operations of the Company as of July 31, 2012 (BP Green River Basin acquisition), March 30, 2012 (BP Hugoton Basin acquisition), December 15, 2011 (Plains acquisition), June 1, 2011 (Panther acquisition), April 1, 2011 (SandRidge acquisition), and March 31, 2011 (Concho acquisition). The following unaudited pro forma financial information presents a summary of the Company’s consolidated results of operations for the years ended December 31, 2012, and December 31, 2011, assuming the acquisitions from BP had been completed as of January 1, 2011, and the acquisitions from Plains, Panther, SandRidge and Concho had been completed as of January 1, 2010, including adjustments to reflect the values assigned to the net assets acquired. The pro forma financial information is not necessarily indicative of the results of operations if the acquisitions had been effective as of these dates.

	Year Ended December 31,
	2012	2011
	(in thousands, except per unit amounts)
Total revenues and other	$1,937,620	$2,422,381
Total operating expenses	$1,900,231	$1,293,283
Net income (loss)	$(391,868)	$639,664

Net income (loss) per unit:
Basic	$(1.95)	$3.65

Diluted	$(1.95)	$3.64

The following is a summary of certain significant acquisitions completed by the Company during the years ended December 31, 2011, and December 31, 2010:

•

On December 15, 2011, the Company completed the acquisition of certain oil and natural gas properties located primarily in the Granite Wash of Texas and Oklahoma from Plains Exploration & Production Company for approximately $542 million.

•	On November 1, 2011, and November 18, 2011, the Company completed two acquisitions of certain oil and natural gas properties located in the Permian Basin for approximately $110 million.

FIN-37

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

•

On June 1, 2011, the Company completed the acquisition of certain oil and natural gas properties in the Cleveland play, located in the Texas Panhandle, from Panther Energy Company, LLC and Red Willow Mid-Continent, LLC for approximately $224 million.

•	On May 2, 2011, and May 11, 2011, the Company completed two acquisitions of certain oil and natural gas properties located in the Williston Basin for approximately $153 million.

•

On April 1, 2011, and April 5, 2011, the Company completed two acquisitions of certain oil and natural gas properties located in the Permian Basin, including properties from SandRidge Exploration and Production, LLC for approximately $239 million.

•

On March 31, 2011, the Company completed the acquisition of certain oil and natural gas properties located in the Williston Basin from an affiliate of Concho Resources Inc. for approximately $192 million.

•

On November 16, 2010, the Company completed the acquisition of certain oil and natural gas properties located in the Wolfberry trend of the Permian Basin from Element Petroleum, LP for approximately $118 million.

•

On October 14, 2010, the Company completed two acquisitions of certain oil and natural gas properties located in the Wolfberry trend of the Permian Basin from Crownrock, LP and Patriot Resources Partners LLC for approximately $260 million.

•

On August 16, 2010, the Company completed the acquisition of certain oil and natural gas properties located in the Permian Basin from Crownrock, LP and Element Petroleum, LP for approximately $95 million.

•

On May 27, 2010, the Company completed the acquisition of interests in Henry Savings LP and Henry Savings Management LLC that primarily hold oil and natural gas properties located in the Permian Basin for approximately $323 million.

•

On April 30, 2010, the Company completed the acquisition of interests in two wholly owned subsidiaries of HighMount Exploration & Production LLC that hold oil and natural gas properties in the Antrim Shale located in northern Michigan for approximately $327 million.

•

On January 29, 2010, the Company completed the acquisition of certain oil and natural gas properties located in the Anadarko Basin in Oklahoma and Kansas and the Permian Basin in Texas and New Mexico from certain affiliates of Merit Energy Company for approximately $151 million.

Note 3 – Unitholders’ Capital

LinnCo Initial Public Offering

On October 17, 2012, LinnCo, LLC (“LinnCo”), an affiliate of LINN Energy, completed its initial public offering (the “LinnCo IPO”) of 34,787,500 common shares representing limited liability company interests to the public at a price of $36.50 per share ($34.858 per share, net of underwriting discount and structuring fee) for net proceeds of approximately $1.2 billion (after underwriting discount and structuring fee of approximately $57 million). The net proceeds LinnCo received from the offering were used to acquire 34,787,500 LINN Energy units which are equal to the number of LinnCo shares sold in the offering. The Company used the proceeds from the sale of the units to LinnCo to pay the expenses of the offering and repay a portion of the outstanding indebtedness under its Credit Facility.

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LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

Public Offering of Units

In January 2012, the Company sold 19,550,000 units representing limited liability company interests at $35.95 per unit ($34.512 per unit, net of underwriting discount) for net proceeds of approximately $674 million (after underwriting discount and offering expenses of approximately $28 million). The Company used the net proceeds from the sale of these units to repay a portion of the outstanding indebtedness under its Credit Facility.

In March 2011, the Company sold 16,726,067 units representing limited liability company interests at $38.80 per unit ($37.248 per unit, net of underwriting discount) for net proceeds of approximately $623 million (after underwriting discount and offering expenses of approximately $26 million). The Company used a portion of the net proceeds from the sale of these units to fund the March 2011 redemptions of a portion of the outstanding 2017 Senior Notes and 2018 Senior Notes and to fund the cash tender offers and related expenses for a portion of the remaining 2017 Senior Notes and 2018 Senior Notes (see Note 6). The Company used the remaining net proceeds from the sale of units to finance a portion of the March 31, 2011, acquisition in the Williston/Powder Basin region.

In December 2010, the Company sold 11,500,000 units representing limited liability company interests at $35.92 per unit ($34.48 per unit, net of underwriting discount) for net proceeds of approximately $396 million (after underwriting discount and offering expenses of approximately $17 million). The Company used the net proceeds from the sale of these units to repay all outstanding indebtedness under its Credit Facility and for other general corporate purposes, including the partial notes redemption (see Note 6).

In March 2010, the Company sold 17,250,000 units representing limited liability company interests at $25.00 per unit ($24.00 per unit, net of underwriting discount) for net proceeds of approximately $414 million (after underwriting discount and offering expenses of approximately $17 million). The Company used a portion of the net proceeds from the sale of these units to finance the HighMount acquisition.

Equity Distribution Agreement

In August 2011, the Company entered into an equity distribution agreement, pursuant to which it may from time to time issue and sell units representing limited liability company interests having an aggregate offering price of up to $500 million. In connection with entering into the agreement, the Company incurred expenses of approximately $423,000. Sales of units, if any, will be made through a sales agent by means of ordinary brokers’ transactions, in block transactions, or as otherwise agreed with the agent. The Company expects to use the net proceeds from any sale of the units for general corporate purposes, which may include, among other things, capital expenditures, acquisitions and the repayment of debt.

In January 2012, the Company, under its equity distribution agreement, issued and sold 1,539,651 units representing limited liability company interests at an average unit price of $38.02 for proceeds of approximately $57 million (net of approximately $1 million in commissions). In connection with the issue and sale of these units, the Company also incurred professional service expenses of approximately $700,000. The Company used the net proceeds for general corporate purposes, including the repayment of a portion of the indebtedness outstanding under its Credit Facility. At December 31, 2012, units equaling approximately $411 million in aggregate offering price remained available to be issued and sold under the agreement.

In September 2011, the Company, under its equity distribution agreement, issued and sold 16,060 units representing limited liability company interests at an average unit price of $38.25 for proceeds of approximately $602,000 (net of approximately $12,000 in commissions). In December 2011, the Company issued and sold 772,104 units representing limited liability company interests at an average unit price of $38.03 for proceeds of approximately $29 million (net of approximately $587,000 in commissions). In connection with the issue and

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LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

sale of these units, the Company also incurred professional service expenses of approximately $139,000. The Company used the net proceeds for general corporate purposes, including the repayment of a portion of the indebtedness outstanding under its Credit Facility.

Unit Repurchase Plan

In October 2008, the Board of Directors of the Company authorized the repurchase of up to $100 million of the Company’s outstanding units from time to time on the open market or in negotiated purchases. During the year ended December 31, 2011, 529,734 units were repurchased at an average unit price of $32.76 for a total cost of approximately $17 million. During the year ended December 31, 2010, 486,700 units were repurchased at an average unit price of $23.79 for a total cost of approximately $12 million. All units were subsequently canceled.

No units were repurchased by the Company during the year ended December 31, 2012. At December 31, 2012, approximately $56 million was available for unit repurchase under the program. The timing and amounts of any such repurchases are at the discretion of management, subject to market conditions and other factors, and in accordance with applicable securities laws and other legal requirements. The repurchase plan does not obligate the Company to acquire any specific number of units and may be discontinued at any time. Units are repurchased at fair market value on the date of repurchase.

Other Issuance and Cancellation of Units

During the year ended December 31, 2010, the Company purchased 9,055 units for approximately $300,000 in conjunction with units received by the Company for the payment of minimum withholding taxes due on units issued under its equity compensation plan (see Note 5). All units were subsequently canceled. The Company purchased no units for this purpose during the years ended December 31, 2012, and December 31, 2011.

Distributions

Under the LLC Agreement, Company unitholders are entitled to receive a quarterly distribution of available cash to the extent there is sufficient cash from operations after establishment of cash reserves and payment of fees and expenses. Distributions paid by the Company are presented on the consolidated statements of unitholders’ capital. On January 24, 2013, the Company’s Board of Directors declared a cash distribution of $0.725 per unit with respect to the fourth quarter of 2012. The distribution, totaling approximately $170 million, was paid on February 14, 2013, to unitholders of record as of the close of business on February 7, 2013.

Note 4 – Business and Credit Concentrations

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured amounts. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash.

Revenue and Trade Receivables

The Company has a concentration of customers who are engaged in oil and natural gas purchasing, transportation and/or refining within the U.S. This concentration of customers may impact the Company’s overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic or other conditions. The Company’s customers consist primarily of major oil and natural gas

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LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

purchasers and the Company generally does not require collateral since it has not experienced significant credit losses on such sales. The Company routinely assesses the recoverability of all material trade and other receivables to determine collectibility (see Note 1).

For the year ended December 31, 2012, the Company’s two largest customers represented approximately 12% and 11%, respectively, of the Company’s sales. For the year ended December 31, 2011, the Company’s three largest customers represented approximately 13%, 10% and 10%, respectively, of the Company’s sales. For the year ended December 31, 2010, the Company’s three largest customers represented approximately 17%, 14% and 13%, respectively, of the Company’s sales.

At December 31, 2012, trade accounts receivable from two customers represented approximately 21% and 11%, respectively, of the Company’s receivables. At December 31, 2011, trade accounts receivable from three customers represented approximately 12%, 10% and 10%, respectively, of the Company’s receivables.

Note 5 – Unit-Based Compensation and Other Benefit Plans

Incentive Plan Summary

The Linn Energy, LLC Amended and Restated Long-Term Incentive Plan, as amended (the “Plan”), originally became effective in December 2005. The Plan, which is administered by the Compensation Committee of the Board of Directors (“Compensation Committee”), permits granting unit grants, unit options, restricted units, phantom units and unit appreciation rights to employees, consultants and nonemployee directors under the terms of the Plan. The unit options and restricted units vest ratably over three years. The contractual life of unit options is 10 years.

The Plan limits the number of units that may be delivered pursuant to awards to 12.2 million units. The Board of Directors and the Compensation Committee have the right to alter or amend the Plan or any part of the Plan from time to time, including increasing the number of units that may be granted, subject to unitholder approval as required by the exchange upon which the units are listed at that time. However, no change in any outstanding grant may be made that would materially reduce the benefits to the participant without the consent of the participant.

Upon exercise or vesting of an award of units, or an award settled in units, the Company will issue new units, acquire units on the open market or directly from any person, or use any combination of the foregoing, at the Compensation Committee’s discretion. If the Company issues new units upon exercise or vesting of an award, the total number of units outstanding will increase. To date, the Company has issued awards of unit grants, unit options, restricted units and phantom units. The Plan provides for all of the following types of awards:

Unit Grants – A unit grant is a unit that vests immediately upon issuance.

Unit Options – A unit option is a right to purchase a unit at a specified price at terms determined by the Compensation Committee. Unit options will have an exercise price that will not be less than the fair market value of the units on the date of grant, and in general, will become exercisable over a vesting period but may accelerate upon a change in control of the Company. If a grantee’s employment or service relationship terminates for any reason other than death, the grantee’s unvested unit options will be automatically forfeited unless the option agreement or the Compensation Committee provides otherwise.

Restricted Units – A restricted unit is a unit that vests over a period of time and that during such time is subject to forfeiture, and may contain such terms as the Compensation Committee shall determine. The Company intends the restricted units under the Plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of its units.

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LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

Therefore, Plan participants will not pay any consideration for the restricted units they receive. If a grantee’s employment or service relationship terminates for any reason other than death, the grantee’s unvested restricted units will be automatically forfeited unless the Compensation Committee or the terms of the award agreement provide otherwise.

Phantom Units/Unit Appreciation Rights – These awards may be settled in units, cash or a combination thereof. Such grants contain terms as determined by the Compensation Committee, including the period or terms over which phantom units vest. If a grantee’s employment or service relationship terminates for any reason other than death or retirement, the grantee’s phantom units or unit appreciation rights will be automatically forfeited unless, and to the extent, the Compensation Committee or the terms of the award agreement provide otherwise. Upon death or retirement, as defined in the Plan, a participant’s phantom units vest in full unless the terms of the award agreement provide otherwise. While phantom units require no payment from the grantee, unit appreciation rights will have an exercise price that will not be less than the fair market value of the units on the date of grant. At December 31, 2012, the Company had 36,784 phantom units issued and outstanding. To date, the Company has not issued unit appreciation rights.

Securities Authorized for Issuance Under the Plan

As of December 31, 2012, approximately 4.6 million units were issuable under the Plan pursuant to outstanding award or other agreements, and 769,316 additional units were reserved for future issuance under the Plan.

Accounting for Unit-Based Compensation

The Company recognizes as expense, beginning at the grant date, the fair value of unit options and other equity-based compensation issued to employees and nonemployee directors. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period using the straight-line method in the Company’s consolidated statements of operations. A summary of unit-based compensation expenses included on the consolidated statements of operations is presented below:

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
General and administrative expenses	$27,641	$21,131	$13,450
Lease operating expenses	1,892	1,112	342

Total unit-based compensation expenses	$29,533	$22,243	$13,792

Income tax benefit	$10,912	$8,219	$5,096

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LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

Restricted/Unrestricted Units

The fair value of unrestricted unit grants and restricted units issued is determined based on the fair market value of the Company units on the date of grant. A summary of the status of the nonvested units as of December 31, 2012, is presented below:

	Number of Nonvested Units	Weighted Average Grant-Date Fair Value
Nonvested units at December 31, 2011	1,859,662	$31.54
Granted	1,046,590	$37.42
Vested	(875,877)	$27.20
Forfeited	(77,244)	$34.34

Nonvested units at December 31, 2012	1,953,131	$36.16

The weighted average grant-date fair value of unrestricted unit grants and restricted units granted was $38.54 and $25.89 during the years ended December 31, 2011, and December 31, 2010, respectively. The total fair value of units that vested was approximately $24 million, $13 million and $14 million for the years ended December 31, 2012, December 31, 2011, and December 31, 2010, respectively. As of December 31, 2012, there was approximately $35 million of unrecognized compensation cost related to nonvested restricted units. The cost is expected to be recognized over a weighted average period of approximately 1.6 years.

In January 2013, the Company granted 612,240 restricted units and 105,530 phantom units as part of its annual review of its nonexecutive employees’ compensation.

Changes in Unit Options and Unit Options Outstanding

The following provides information related to unit option activity for the year ended December 31, 2012:

	Number of Units Underlying Options	Weighted Average Exercise Price Per Unit	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value in Millions
Outstanding at December 31, 2011	1,409,993	$22.14	5.83	$22
Granted	3,400,000	$40.01
Exercised	(167,188)	$21.65

Outstanding at December 31, 2012	4,642,805	$35.25	6.28	$16

Exercisable at December 31, 2012	1,242,805	$22.21	4.93	$16

During the year ended December 31, 2012, the weighted average grant-date fair value of unit options granted was $5.31. No unit options were granted during the years ended December 31, 2011, or December 31, 2010. The total intrinsic value of unit options exercised was approximately $3 million, $5 million and $2 million, during the years ended December 31, 2012, December 31, 2011, and December 31, 2010, respectively. The Company received approximately $4 million from the exercise of unit options during the year ended December 31, 2012. No unit options expired during the years ended December 31, 2012, December 31, 2011, or December 31, 2010. As of December 31, 2012, total unrecognized compensation cost related to nonvested unit options was approximately $15 million. The cost is expected to be recognized over a weighted average period of approximately 3.1 years.

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LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

The fair value of unit-based compensation for unit options was estimated on the date of grant using a Black-Scholes pricing model based on certain assumptions. That value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction. The Company’s determination of the fair value of unit-based payment awards is affected by the Company’s unit price as well as assumptions regarding a number of complex and subjective variables. The Company’s employee unit options have various restrictions including vesting provisions and restrictions on transfers and hedging, among others, and often are expected to be exercised prior to their contractual maturity.

Expected volatilities used in the estimation of fair value of the 2012 unit option grants have been determined using available volatility data for the Company. Expected volatilities used in the estimation of fair value of unit options granted in previous years were determined using available volatility data for the Company as well as an average of volatility computations of other identified peer companies in the oil and natural gas industry. Expected distributions are estimated based on the Company’s distribution rate at the date of grant. Forfeitures are estimated using historical Company data and are revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. The risk-free rate for periods within the expected term of the unit option is based on the U.S. Treasury yield curve in effect at the time of grant. Historical data of the Company is used to estimate expected term. All employees granted awards have been determined to have similar behaviors for purposes of determining the expected term used to estimate fair value. The fair values of the 2012 unit option grants were based upon the following assumptions:

2012
Expected volatility	34.10%
Expected distributions	7.25%
Risk-free rate	0.67%
Expected term	5 years

Nonemployee Grants

In 2007, the Company granted an aggregate 150,000 unit warrants to certain individuals in connection with an acquisition transition services agreement. The unit warrants, 15,000 of which remain outstanding, have an exercise price of $25.50 per unit warrant, are fully exercisable at December 31, 2012, and expire 10 years from the date of issuance. During the year ended December 31, 2012, 135,000 unit warrants were exercised, and the Company received approximately $3 million from these exercises.

Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan for eligible employees. Company contributions to the 401(k) plan consist of a discretionary matching contribution equal to 100% of the first 6% of eligible compensation contributed by the employee on a before-tax basis. The Company contributed approximately $5 million, $4 million and $3 million during the years ended December 31, 2012, December 31, 2011, and December 31, 2010, respectively, to the 401(k) plan’s trustee account. The 401(k) plan funds are held in a trustee account on behalf of the plan participants.

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LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

Note 6 – Debt

The following summarizes debt outstanding:

	December 31, 2012		December 31, 2011
	Carrying Value	Fair Value (1)	Carrying Value	Fair Value (1)
	(in millions, except percentages)
Credit facility (2)	$1,180	$1,180	$940	$940
11.75% senior notes due 2017	41	44	41	46
9.875% senior notes due 2018	14	15	14	16
6.50% senior notes due May 2019	750	755	750	742
6.25% senior notes due November 2019	1,800	1,802	—	—
8.625% senior notes due 2020	1,300	1,414	1,300	1,406
7.75% senior notes due 2021	1,000	1,061	1,000	1,036
Less current maturities	—	—	—	—

	6,085	$6,271	4,045	$4,186

Unamortized discount	(47)		(51)

Total debt, net of discount	$6,038		$3,994

(1)

The carrying value of the Credit Facility is estimated to be substantially the same as its fair value. Fair values of the senior notes were estimated based on prices quoted from third-party financial institutions.

(2)	Variable interest rates of 1.97% and 2.57% at December 31, 2012, and December 31, 2011, respectively.

Credit Facility

The Company’s Fifth Amended and Restated Credit Agreement (“Credit Facility”) provides for a revolving credit facility up to the lesser of: (i) the then-effective borrowing base and (ii) the maximum commitment amount. The Credit Facility has a borrowing base of $4.5 billion with a maximum commitment amount of $3.0 billion. The maturity date is April 2017. At December 31, 2012, the borrowing capacity under the Credit Facility was approximately $1.8 billion, which includes a $5 million reduction in availability for outstanding letters of credit.

During 2012, in connection with amendments to its Credit Facility, the Company incurred financing fees and expenses of approximately $12 million, which will be amortized over the life of the Credit Facility. Such amortized expenses are recorded in “interest expense, net of amounts capitalized” on the consolidated statements of operations.

Redetermination of the borrowing base under the Credit Facility, based primarily on reserve reports that reflect commodity prices at such time, occurs semi-annually, in April and October, as well as upon requested interim redeterminations, by the lenders at their sole discretion. The Company also has the right to request one additional borrowing base redetermination per year at its discretion, as well as the right to an additional redetermination each year in connection with certain acquisitions. Significant declines in commodity prices may result in a decrease in the borrowing base. The Company’s obligations under the Credit Facility are secured by mortgages on its and certain of its material subsidiaries’ oil and natural gas properties and other personal property as well as a pledge of all ownership interests in its direct and indirect material subsidiaries. The Company is required to maintain either: 1) mortgages on properties representing at least 80% of the total value of oil and natural gas properties included on the most recent reserve report, or 2) a Collateral Coverage Ratio of at least 2.5 to 1. Collateral Coverage Ratio is defined as the ratio of the present value of future cash flows from proved reserves

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LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

from the currently mortgaged properties to the lesser of: (i) the then-effective borrowing base and (ii) the maximum commitment amount. Additionally, the obligations under the Credit Facility are guaranteed by all of the Company’s material subsidiaries and are required to be guaranteed by any future material subsidiaries.

At the Company’s election, interest on borrowings under the Credit Facility is determined by reference to either the London Interbank Offered Rate (“LIBOR”) plus an applicable margin between 1.5% and 2.5% per annum (depending on the then- current level of borrowings under the Credit Facility) or the alternate base rate (“ABR”) plus an applicable margin between 0.5% and 1.5% per annum (depending on the then-current level of borrowings under the Credit Facility). Interest is generally payable quarterly for loans bearing interest based on the ABR and at the end of the applicable interest period for loans bearing interest at LIBOR. The Company is required to pay a commitment fee to the lenders under the Credit Facility, which accrues at a rate per annum between 0.375% and 0.5% on the average daily unused amount of the lesser of: (i) the maximum commitment amount of the lenders and (ii) the then-effective borrowing base. The Company is in compliance with all financial and other covenants of the Credit Facility.

Senior Notes Due November 2019

On March 2, 2012, the Company issued $1.8 billion in aggregate principal amount of 6.25% senior notes due November 2019 (“November 2019 Senior Notes”) at a price of 99.989%. The November 2019 Senior Notes were sold to a group of initial purchasers and then resold to qualified institutional buyers, each in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The Company received net proceeds of approximately $1.77 billion (after deducting the initial purchasers’ discount of $198,000 and offering expenses of approximately $29 million). The Company used the net proceeds to fund the BP acquisition (see Note 2). The remaining proceeds were used to repay indebtedness under the Company’s Credit Facility and for general corporate purposes. The financing fees and expenses of approximately $29 million incurred in connection with the November 2019 Senior Notes will be amortized over the life of the notes. Such amortized financing fees and expenses are recorded in “interest expense, net of amounts capitalized” on the consolidated statements of operations.

The November 2019 Senior Notes were issued under an indenture dated March 2, 2012 (“November 2019 Indenture”), mature November 1, 2019, and bear interest at 6.25%. Interest is payable semi-annually on May 1 and November 1, beginning November 1, 2012. The November 2019 Senior Notes are general unsecured senior obligations of the Company and are effectively junior in right of payment to any secured indebtedness of the Company to the extent of the collateral securing such indebtedness. Each of the Company’s material subsidiaries has guaranteed the November 2019 Senior Notes on a senior unsecured basis. The November 2019 Indenture provides that the Company may redeem: (i) on or prior to November 1, 2015, up to 35% of the aggregate principal amount of the November 2019 Senior Notes at a redemption price of 106.25% of the principal amount redeemed, plus accrued and unpaid interest, with the net cash proceeds of one or more equity offerings; (ii) prior to November 1, 2015, all or part of the November 2019 Senior Notes at a redemption price equal to the principal amount redeemed, plus a make-whole premium (as defined in the November 2019 Indenture) and accrued and unpaid interest; and (iii) on or after November 1, 2015, all or part of the November 2019 Senior Notes at a redemption price equal to 103.125%, and decreasing percentages thereafter, of the principal amount redeemed, plus accrued and unpaid interest. The November 2019 Indenture also provides that, if a change of control (as defined in the November 2019 Indenture) occurs, the holders have a right to require the Company to repurchase all or part of the November 2019 Senior Notes at a redemption price equal to 101%, plus accrued and unpaid interest.

The November 2019 Indenture contains covenants substantially similar to those under the Company’s May 2019 Senior Notes, 2010 Issued Senior Notes and Original Senior Notes, as defined below, that, among other things,

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LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

limit the Company’s ability to: (i) pay distributions on, purchase or redeem the Company’s units or redeem its subordinated debt; (ii) make investments; (iii) incur or guarantee additional indebtedness or issue certain types of equity securities; (iv) create certain liens; (v) sell assets; (vi) consolidate, merge or transfer all or substantially all of the Company’s assets; (vii) enter into agreements that restrict distributions or other payments from the Company’s restricted subsidiaries to the Company; (viii) engage in transactions with affiliates; and (ix) create unrestricted subsidiaries. The Company is in compliance with all financial and other covenants of the November 2019 Senior Notes.

In connection with the issuance and sale of the November 2019 Senior Notes, the Company entered into a Registration Rights Agreement (“November 2019 Registration Rights Agreement”) with the initial purchasers. Under the November 2019 Registration Rights Agreement, the Company agreed to use its reasonable efforts to file with the Securities and Exchange Commission (“SEC”) and cause to become effective a registration statement relating to an offer to issue new notes having terms substantially identical to the November 2019 Senior Notes in exchange for outstanding November 2019 Senior Notes within 400 days after the notes were issued. In certain circumstances, the Company may be required to file a shelf registration statement to cover resales of the November 2019 Senior Notes. If the Company fails to satisfy these obligations, the Company may be required to pay additional interest to holders of the November 2019 Senior Notes under certain circumstances.

Senior Notes Due May 2019

On May 13, 2011, the Company issued $750 million in aggregate principal amount of 6.5% senior notes due 2019 (the “May 2019 Senior Notes”). The indentures related to the May 2019 Senior Notes contain redemption provisions and covenants that are substantially similar to those of the November 2019 Senior Notes. On May 8, 2012, the Company filed a registration statement on Form S-4 to register exchange notes that are also substantially similar to the November 2019 Senior Notes. On September 24, 2012, the registration statement was declared effective and the Company commenced an offer to exchange any and all of its $750 million outstanding principal amount of May 2019 Senior Notes for an equal amount of new May 2019 Senior Notes.

The terms of the new May 2019 Senior Notes are identical in all material respects to those of the outstanding May 2019 Senior Notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the outstanding May 2019 Senior Notes do not apply to the new May 2019 Senior Notes. The exchange offer expired on October 23, 2012. Pursuant to the terms of the registration rights agreement entered into in connection with the May 2019 Senior Notes, the Company agreed to use its reasonable efforts to cause the registration statement relating to the new May 2019 Senior Notes to become effective within 400 days after the notes were issued. The effective date of the registration statement was past the deadline in the registration rights agreement, and therefore, the Company was required to pay additional interest of approximately $850,000 to holders of the May 2019 Senior Notes in November 2012.

Senior Notes Due 2020 and Senior Notes Due 2021

The Company has $1.3 billion in aggregate principal amount of 8.625% senior notes due 2020 (the “2020 Senior Notes”) and $1.0 billion in aggregate principal amount of 7.75% senior notes due 2021 (the “2021 Senior Notes,” and together with the 2020 Senior Notes, the “2010 Issued Senior Notes”). The indentures related to the 2010 Issued Senior Notes contain redemption provisions and covenants that are substantially similar to those of the November 2019 Senior Notes. However, in 2011, the Company caused the trustee to remove the restrictive legends from each of the 2010 Issued Senior Notes making them freely tradable (other than with respect to persons that are affiliates of the Company), thereby terminating the Company’s obligations under each of the registration rights agreements entered into in connection with the issuance of the 2010 Issued Senior Notes.

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LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

Senior Notes Due 2017 and Senior Notes Due 2018

The Company also has $41 million (originally $250 million) in aggregate principal amount of 11.75% senior notes due 2017 (the “2017 Senior Notes”) and $14 million (originally $256 million) in aggregate principal amount of 9.875% senior notes due 2018 (the “2018 Senior Notes” and together with the 2017 Senior Notes, the “Original Senior Notes”). The indentures related to the Original Senior Notes initially contained redemption provisions and covenants that were substantially similar to those of the November 2019 Senior Notes; however, in conjunction with the tender offers in 2011, the indentures were amended and most of the covenants and certain default provisions were eliminated. The amendments became effective upon the execution of the supplemental indentures to the indentures governing the Original Senior Notes.

In March 2011 and June 2011, in accordance with the indentures related to the Original Senior Notes, the Company redeemed and also repurchased through cash tender offers, a portion of the Original Senior Notes. In connection with the redemptions and cash tender offers of a portion of the Original Senior Notes, the Company recorded a loss on extinguishment of debt of approximately $95 million for the year ended December 31, 2011.

Note 7 – Derivatives

Commodity Derivatives

The Company utilizes derivative instruments to minimize the variability in cash flow due to commodity price movements. The Company has historically entered into derivative instruments such as swap contracts, put options and collars to economically hedge its forecasted oil, natural gas and NGL sales. The Company did not designate any of these contracts as cash flow hedges; therefore, the changes in fair value of these instruments are recorded in current earnings. See Note 8 for fair value disclosures about oil and natural gas commodity derivatives.

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LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

The following table summarizes derivative positions for the periods indicated as of December 31, 2012:

	2013	2014	2015	2016	2017	2018
Natural gas positions:
Fixed price swaps:
Hedged volume (MMMBtu)	87,290	97,401	118,041	121,841	120,122	36,500
Average price ($/MMBtu)	$5.22	$5.25	$5.19	$4.20	$4.26	$5.00
Puts: (1)
Hedged volume (MMMBtu)	86,198	79,628	71,854	76,269	66,886	—
Average price ($/MMBtu)	$5.37	$5.00	$5.00	$5.00	$4.88	$—
Total:
Hedged volume (MMMBtu)	173,488	177,029	189,895	198,110	187,008	36,500
Average price ($/MMBtu)	$5.29	$5.14	$5.12	$4.51	$4.48	$5.00

Oil positions:
Fixed price swaps: (2)
Hedged volume (MBbls)	11,871	11,903	11,599	11,464	4,755	—
Average price ($/Bbl)	$94.97	$92.92	$96.23	$90.56	$89.02	$—
Puts:
Hedged volume (MBbls)	3,105	3,960	3,426	3,271	384	—
Average price ($/Bbl)	$97.86	$91.30	$90.00	$90.00	$90.00	$—
Total:
Hedged volume (MBbls)	14,976	15,863	15,025	14,735	5,139	—
Average price ($/Bbl)	$95.57	$92.52	$94.81	$90.44	$89.10	$—

Natural gas basis differential positions: (3)
Panhandle basis swaps:
Hedged volume (MMMBtu)	77,800	79,388	87,162	19,764	—	—
Hedged differential ($/MMBtu)	$(0.56)	$(0.33)	$(0.33)	$(0.31)	$—	$—
NWPL – Rockies basis swaps:
Hedged volume (MMMBtu)	34,785	36,026	38,362	39,199	—	—
Hedge differential ($/MMBtu)	$(0.20)	$(0.20)	$(0.20)	$(0.20)	$—	$—
MichCon basis swaps:
Hedged volume (MMMBtu)	9,600	9,490	9,344	—	—	—
Hedged differential ($/MMBtu)	$0.10	$0.08	$0.06	$—	$—	$—
Houston Ship Channel basis swaps:
Hedged volume (MMMBtu)	5,731	5,256	4,891	4,575	—	—
Hedged differential ($/MMBtu)	$(0.10)	$(0.10)	$(0.10)	$(0.10)	$—	$—
Permian basis swaps:
Hedged volume (MMMBtu)	4,636	4,891	5,074	—	—	—
Hedged differential ($/MMBtu)	$(0.20)	$(0.21)	$(0.21)	$—	$—	$—

Oil timing differential positions:
Trade month roll swaps: (4)
Hedged volume (MBbls)	6,944	7,254	7,251	7,446	6,486	—
Hedged differential ($/Bbl)	$0.22	$0.22	$0.24	$0.25	$0.25	$—

(1)

Includes certain outstanding natural gas puts of approximately 10,570 MMMBtu for each of the years ending December 31, 2013, December 31, 2014, and December 31, 2015, and 10,599 MMMBtu for the year ending December 31, 2016, used to hedge revenues associated with NGL production.

(2)

Includes certain outstanding fixed price oil swaps of approximately 5,384 MBbls which may be extended annually at a price of $100.00 per Bbl for each of the years ending December 31, 2017, and December 31,

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LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

2018, and $90.00 per Bbl for the year ending December 31, 2019, if the counterparties determine that the strike prices are in-the-money on a designated date in each respective preceding year. The extension for each year is exercisable without respect to the other years.
(3)	Settle on the respective pricing index to hedge basis differential associated with natural gas production.
(4)

The Company hedges the timing risk associated with the sales price of oil in the Mid-Continent, Hugoton Basin and Permian Basin regions. In these regions, the Company generally sells oil for the delivery month at a sales price based on the average NYMEX price of light crude oil during that month, plus an adjustment calculated as a spread between the weighted average prices of the delivery month, the next month and the following month during the period when the delivery month is prompt (the “trade month roll”).

During the year ended December 31, 2012, the Company entered into commodity derivative contracts consisting of oil swaps for 2012 through 2017, natural gas swaps for 2012 through 2018, and oil and natural gas puts for 2012 through 2017 and paid premiums for put options of approximately $583 million. The Company also entered into natural gas basis swaps for 2012 through 2016 and trade month roll swaps for 2012 through 2017.

Settled derivatives on natural gas production for the year ended December 31, 2012, included volumes of 140,884 MMMBtu at an average contract price of $5.41 per MMBtu. Settled derivatives on oil production for the year ended December 31, 2012, included volumes of 11,289 MBbls at an average contract price of $97.61 per Bbl. Settled derivatives on natural gas production for the year ended December 31, 2011, included volumes of 64,457 MMMBtu at an average contract price of $8.24 per MMBtu. Settled derivatives on oil production for the year ended December 31, 2011, included volumes of 7,917 MBbls at an average contract price of $85.70 per Bbl. The natural gas derivatives are settled based on the closing price of NYMEX natural gas on the last trading day for the delivery month, which occurs on the third business day preceding the delivery month, or the relevant index prices of natural gas published in Inside FERC’s Gas Market Report on the first business day of the delivery month. The oil derivatives are settled based on the average closing price of NYMEX light crude oil for each day of the delivery month.

Interest Rate Swaps

The Company may from time to time enter into interest rate swap agreements based on LIBOR to minimize the effect of fluctuations in interest rates. If LIBOR is lower than the fixed rate in the contract, the Company is required to pay the counterparty the difference, and conversely, the counterparty is required to pay the Company if LIBOR is higher than the fixed rate in the contract. The Company does not designate interest rate swap agreements as cash flow hedges; therefore, the changes in fair value of these instruments are recorded in current earnings.

In 2010, the Company restructured its interest rate swap portfolio in conjunction with the repayments of all of the outstanding indebtedness under its Credit Facility with net proceeds from the issuances of the 2020 and 2021 Senior Notes (see Note 6). In connection with the repayments of borrowings under its Credit Facility with net proceeds from the issuances of the 2020 and 2021 Senior Notes, the Company canceled (before the contract settlement date) all of its interest rate swap agreements resulting in realized losses of approximately $124 million. At December 31, 2012, and December 31, 2011, the Company had no outstanding interest rate swap agreements.

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LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

Balance Sheet Presentation

The Company’s commodity derivatives and, when applicable, its interest rate swap derivatives are presented on a net basis in “derivative instruments” on the consolidated balance sheets. The following summarizes the fair value of derivatives outstanding on a gross basis:

	December 31,
	2012	2011
	(in thousands)
Assets:
Commodity derivatives	$1,282,390	$880,175

Liabilities:
Commodity derivatives	$405,619	$320,835

By using derivative instruments to economically hedge exposures to changes in commodity prices and interest rates, when applicable, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk. The Company’s counterparties are current participants or affiliates of participants in its Credit Facility or were participants or affiliates of participants in its Credit Facility at the time it originally entered into the derivatives. The Credit Facility is secured by the Company’s oil and natural gas reserves; therefore, the Company is not required to post any collateral. The Company does not receive collateral from its counterparties. The maximum amount of loss due to credit risk that the Company would incur if its counterparties failed completely to perform according to the terms of the contracts, based on the gross fair value of financial instruments, was approximately $1.3 billion at December 31, 2012. The Company minimizes the credit risk in derivative instruments by: (i) limiting its exposure to any single counterparty; (ii) entering into derivative instruments only with counterparties that meet the Company’s minimum credit quality standard, or have a guarantee from an affiliate that meets the Company’s minimum credit quality standard; and (iii) monitoring the creditworthiness of the Company’s counterparties on an ongoing basis. In accordance with the Company’s standard practice, its commodity derivatives and, when applicable, its interest rate derivatives are subject to counterparty netting under agreements governing such derivatives and therefore the risk of loss is somewhat mitigated.

Gains (Losses) on Derivatives

Total gains and losses on derivatives, including realized and unrealized gains and losses, were approximately $125 million, $450 million and $7 million for the years ended December 31, 2012, December 31, 2011, and December 31, 2010, respectively, and are reported on the consolidated statements of operations in “gains on oil and natural gas derivatives” and “losses on interest rate swaps.”

Note 8 – Fair Value Measurements on a Recurring Basis

The Company accounts for its commodity derivatives and, when applicable, its interest rate derivatives at fair value (see Note 7) on a recurring basis. The Company uses certain pricing models to determine the fair value of its derivative financial instruments. Inputs to the pricing models include publicly available prices and forward price curves generated from a compilation of data gathered from third parties. Company management validates the data provided by third parties by understanding the pricing models used, obtaining market values from other pricing sources, analyzing pricing data in certain situations and confirming that those securities trade in active markets. Assumed credit risk adjustments, based on published credit ratings, public bond yield spreads and credit default swap spreads, are applied to the Company’s commodity derivatives and, when applicable, its interest rate derivatives.

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LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

Fair Value Hierarchy

In accordance with applicable accounting standards, the Company has categorized its financial instruments, based on the priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial assets and liabilities recorded on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1	Financial assets and liabilities for which values are based on unadjusted quoted prices for identical assets or liabilities in an active market that management has the ability to access.

Level 2	Financial assets and liabilities for which values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability (commodity derivatives and interest rate swaps).

Level 3	Financial assets and liabilities for which values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

When the inputs used to measure fair value fall within different levels of the hierarchy in a liquid environment, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company conducts a review of fair value hierarchy classifications on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

The following presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

	Fair Value Measurements on a Recurring Basis December 31, 2012
	Level 2	Netting (1)	Total
	(in thousands)
Assets:
Commodity derivatives	$1,282,390	$(401,479)	$880,911
Liabilities:
Commodity derivatives	$405,619	$(401,479)	$4,140

(1)	Represents counterparty netting under agreements governing such derivatives.

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LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

Note 9 – Other Property and Equipment

Other property and equipment consists of the following:

	December 31,
	2012	2011
	(in thousands)
Natural gas plant and pipeline	$371,292	$129,863
Buildings and leasehold improvements	19,999	16,158
Vehicles	19,731	13,653
Drilling and other equipment	6,265	3,645
Furniture and office equipment	47,623	29,972
Land	4,278	3,944

	469,188	197,235
Less accumulated depreciation	(73,721)	(48,024)

	$395,467	$149,211

Note 10 – Asset Retirement Obligations

Asset retirement obligations associated with retiring tangible long-lived assets are recognized as a liability in the period in which a legal obligation is incurred and becomes determinable and are included in “other noncurrent liabilities” on the consolidated balance sheets. Accretion expense is included in “depreciation, depletion and amortization” on the consolidated statements of operations. The fair value of additions to the asset retirement obligations is estimated using valuation techniques that convert future cash flows to a single discounted amount. Significant inputs to the valuation include estimates of: (i) plug and abandon costs per well based on existing regulatory requirements; (ii) remaining life per well; (iii) future inflation factors (2.0% for each of the years in the three-year period ended December 31, 2012); and (iv) a credit-adjusted risk-free interest rate (average of 6.8%, 7.5% and 8.6% for the years ended December 31, 2012, December 31, 2011, and December 31, 2010, respectively). These inputs require significant judgments and estimates by the Company’s management at the time of the valuation and are the most sensitive and subject to change.

The following presents a reconciliation of the Company’s asset retirement obligations:

	December 31,
	2012	2011
	(in thousands)
Asset retirement obligations at beginning of year	$71,142	$42,945
Liabilities added from acquisitions	63,663	19,853
Liabilities added from drilling	1,799	1,277
Current year accretion expense	8,550	4,140
Settlements	(3,640)	(2,218)
Revision of estimates	10,460	5,145

Asset retirement obligations at end of year	$151,974	$71,142

Note 11 – Commitments and Contingencies

The Company has been named as a defendant in a number of lawsuits, including claims from royalty owners related to disputed royalty payments and royalty valuations. The Company has established reserves that management currently believes are adequate to provide for potential liabilities based upon its evaluation of these

FIN-53

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

matters. For a certain statewide class action royalty payment dispute where a reserve has not yet been established, the Company has denied that it has any liability on the claims and has raised arguments and defenses that, if accepted by the court, will result in no loss to the Company. Discovery related to class certification has concluded. Briefing and the hearing on class certification have been deferred by court order pending the Tenth Circuit Court of Appeals’ resolution of interlocutory appeals of two unrelated class certification orders. As a result, the Company is unable to estimate a possible loss, or range of possible loss, if any. In addition, the Company is involved in various other disputes arising in the ordinary course of business. The Company is not currently a party to any litigation or pending claims that it believes would have a material adverse effect on its overall business, financial position, results of operations or liquidity; however, cash flow could be significantly impacted in the reporting periods in which such matters are resolved.

In 2008, Lehman Brothers Holdings Inc. and Lehman Brothers Commodity Services Inc. (together “Lehman”), filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Southern District of New York. In March 2011, the Company and Lehman entered into Termination Agreements under which the Company was granted general unsecured claims against Lehman in the amount of $51 million (the “Company Claim”). In December 2011, a Chapter 11 Plan (“Lehman Plan”) was approved by the Bankruptcy Court. Based on the recovery estimates described in the approved disclosure statement relating to the Lehman Plan, the Company expects to ultimately receive a substantial portion of the Company Claim. During 2012, the Company received approximately $28 million of the Company Claim under the Lehman Plan resulting in realized gains of approximately $22 million, which is included in “gains on oil and natural gas derivatives” on the consolidated statement of operations. Additional distributions may occur in the future.

Note 12 – Earnings Per Unit

Basic earnings per unit is computed by dividing net earnings attributable to unitholders by the weighted average number of units outstanding during each period. Diluted earnings per unit is computed by adjusting the average number of units outstanding for the dilutive effect, if any, of unit equivalents. The Company uses the treasury stock method to determine the dilutive effect.

FIN-54

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

The following table provides a reconciliation of the numerators and denominators of the basic and diluted per unit computations for net income (loss):

	Net Income (Loss) (Numerator)	Units (Denominator)	Per Unit Amount
	(in thousands)
Year ended December 31, 2012:
Net loss:
Allocated to units	$(386,616)
Allocated to unvested restricted units	(4,575)

	$(391,191)

Net loss per unit:
Basic net loss per unit		203,775	$(1.92)
Dilutive effect of unit equivalents		—	—

Diluted net loss per unit		203,775	$(1.92)

Year ended December 31, 2011:
Net income:
Allocated to units	$438,439
Allocated to unvested restricted units	(4,739)

	$433,700

Net income per unit:
Basic net income per unit		172,004	$2.52
Dilutive effect of unit equivalents		725	(0.01)

Diluted net income per unit		172,729	$2.51

Year ended December 31, 2010:
Net loss:
Allocated to units	$(114,288)
Allocated to unvested restricted units	—

	$(114,288)

Net loss per unit:
Basic net loss per unit		142,535	$(0.80)
Dilutive effect of unit equivalents		—	—

Diluted net loss per unit		142,535	$(0.80)

Basic units outstanding excludes the effect of weighted average anti-dilutive unit equivalents related to approximately 2 million unit options and warrants for each of the years ended December 31, 2012, and December 31, 2010. All equivalent units were anti-dilutive for the years ended December 31, 2012, and December 31, 2010, respectively. There were no anti-dilutive unit equivalents for the year ended December 31, 2011.

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LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

Note 13 – Operating Leases

The Company leases office space and other property and equipment under lease agreements expiring on various dates through 2019. The Company recognized expense under operating leases of approximately $7 million, $5 million and $5 million, for the years ended December 31, 2012, December 31, 2011, and December 31, 2010, respectively.

As of December 31, 2012, future minimum lease payments were as follows (in thousands):

2013	$6,459
2014	6,718
2015	6,660
2016	4,396
2017	4,381
Thereafter	8,761

$37,375

Note 14 – Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes, with the exception of the state of Texas, in which income tax liabilities and/or benefits of the Company are passed through to its unitholders. Limited liability companies are subject to Texas margin tax. Limited liability companies were also subject to state income taxes in the state of Michigan during 2011 and 2010. In addition, certain of the Company’s subsidiaries are Subchapter C-corporations subject to federal and state income taxes. As such, with the exception of the state of Texas and certain subsidiaries, the Company is not a taxable entity, it does not directly pay federal and state income taxes and recognition has not been given to federal and state income taxes for the operations of the Company, except as set forth in the tables below. Amounts recognized for income taxes are reported in “income tax expense” on the consolidated statements of operations.

The Company’s taxable income or loss, which may vary substantially from the net income or net loss reported on the consolidated statements of operations, is includable in the federal and state income tax returns of each unitholder. The aggregate difference in the basis of net assets for financial and tax reporting purposes cannot be readily determined as the Company does not have access to information about each unitholder’s tax attributes.

Certain of the Company’s subsidiaries are Subchapter C-corporations subject to federal and state income taxes. Income tax expense (benefit) consisted of the following:

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Current taxes:
Federal	$2,711	$4,551	$65
State	439	605	1,088
Deferred taxes:
Federal	323	(1,148)	2,862
State	(683)	1,458	226

	$2,790	$5,466	$4,241

FIN-56

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

As of December 31, 2012, the Company’s taxable entities had approximately $10 million of net operating loss carryforwards for federal income tax purposes which will begin expiring in 2031.

A reconciliation of the federal statutory tax rate to the effective tax rate is as follows:

	Year Ended December 31,
	2012	2011	2010
Federal statutory rate	35.0%	35.0%	35.0%
State, net of federal tax benefit	0.1	0.5	(1.2)
Loss excluded from nontaxable entities	(35.6)	(34.4)	(37.5)
Other items	(0.2)	0.1	(0.1)

Effective rate	(0.7)%	1.2%	(3.8)%

Significant components of the deferred tax assets and liabilities were as follows:

	December 31,
	2012	2011
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$—	$159
Unit-based compensation	10,579	9,146
Other	4,924	3,606

Total deferred tax assets	15,503	12,911

Deferred tax liabilities:
Property and equipment principally due to differences in depreciation	(11,049)	(8,226)
Other	(1,055)	(1,646)

Total deferred tax liabilities	(12,104)	(9,872)

Net deferred tax assets	$3,399	$3,039

Net deferred tax assets and liabilities were classified on the consolidated balance sheets as follows:

	December 31,
	2012	2011
	(in thousands)
Deferred tax assets	$10,318	$8,279
Deferred tax liabilities	(612)	(589)

Other current assets	$9,706	$7,690

Deferred tax assets	$5,186	$4,632
Deferred tax liabilities	(11,493)	(9,283)

Other noncurrent liabilities	$(6,307)	$(4,651)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2012, based upon the

FIN-57

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of deferred tax assets considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

In accordance with the applicable accounting standard, the Company recognizes only the impact of income tax positions that, based on their merits, are more likely than not to be sustained upon audit by a taxing authority. To evaluate its current tax positions in order to identify any material uncertain tax positions, the Company developed a policy of identifying and evaluating uncertain tax positions that considers support for each tax position, industry standards, tax return disclosures and schedules, and the significance of each position. It is the Company’s policy to recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Company had no material uncertain tax positions at December 31, 2012, and December 31, 2011.

Note 15 – Supplemental Disclosures to the Consolidated Balance Sheets and Consolidated Statements of Cash Flows

“Other accrued liabilities” reported on the consolidated balance sheets include the following:

	December 31,
	2012	2011
	(in thousands)
Accrued compensation	$35,431	$19,581
Accrued interest	72,668	55,170
Other	7,146	1,147

	$115,245	$75,898

Supplemental disclosures to the consolidated statements of cash flows are presented below:

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Cash payments for interest, net of amounts capitalized	$343,331	$247,217	$128,807

Cash payments for income taxes	$366	$487	$1,797

Noncash investing activities:
In connection with the acquisition of oil and natural gas properties, liabilities were assumed as follow:
Fair value of assets acquired	$2,923,990	$1,523,466	$1,375,010
Cash paid, net of cash acquired	(2,640,475)	(1,500,193)	(1,351,033)
Receivable from seller	2,132	3,557	9,976
Payables to sellers	443	(4,847)	—

Liabilities assumed	$286,090	$21,983	$33,953

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. Restricted cash of approximately $5 million and $4 million is included in “other noncurrent assets” on the consolidated balance sheets at December 31, 2012, and December 31, 2011, respectively, and represents cash deposited by the Company into a separate account and designated for asset retirement obligations in accordance with contractual agreements.

FIN-58

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

The Company manages its working capital and cash requirements to borrow only as needed from its Credit Facility. At December 31, 2012, and December 31, 2011, approximately $35 million and $54 million, respectively, were included in “accounts payable and accrued expenses” on the consolidated balance sheets which represent reclassified net outstanding checks. The Company presents these net outstanding checks as cash flows from financing activities on the consolidated statements of cash flows.

Note 16 – Related Party Transactions

LinnCo

LinnCo, an affiliate of LINN Energy, was formed on April 30, 2012, for the sole purpose of owning units in LINN Energy. LinnCo expects to have no significant assets or operations other than those related to its interest in LINN Energy. Upon the formation of LinnCo, LINN Energy paid $1,000 for 100% of LinnCo’s sole voting share. In October 2012, LinnCo completed its IPO and used the net proceeds of approximately $1.2 billion from the offering to acquire 34,787,500 of LINN Energy’s units which represent approximately 15% of LINN Energy’s outstanding units at December 31, 2012. All of LinnCo’s common shares are held by the public. See Note 3 for additional details about the LinnCo IPO.

LINN Energy has agreed to provide to LinnCo, or to pay on LinnCo’s behalf, any legal, accounting, tax advisory, financial advisory and engineering fees, printing costs or other administrative and out-of-pocket expenses incurred by LinnCo, along with any other expenses incurred in connection with any public offering of shares in LinnCo or incurred as a result of being a publicly traded entity, including costs associated with annual, quarterly and other reports to holders of LinnCo shares, tax return and Form 1099 preparation and distribution, NASDAQ listing fees, printing costs, independent auditor fees and expenses, legal counsel fees and expenses, limited liability company governance and compliance expenses and registrar and transfer agent fees. In addition, the Company has agreed to indemnify LinnCo and its officers and directors for damages suffered or costs incurred (other than income taxes payable by LinnCo) in connection with carrying out LinnCo’s activities.

For the period from April 30, 2012 (LinnCo’s inception) to December 31, 2012, LinnCo incurred total general and administrative expenses of approximately $1 million, all of which were paid by LINN Energy on LinnCo’s behalf. These expenses included approximately $772,000 related to services provided by LINN Energy necessary for the conduct of LinnCo’s business, such as accounting, legal, tax, information technology and other expenses. LINN Energy also paid, on LinnCo’s behalf, approximately $3 million of offering costs in connection with the LinnCo IPO. All expenses and costs paid by LINN Energy on LinnCo’s behalf are recorded as investment at cost and included in “other noncurrent assets” on the consolidated balance sheet.

In November 2012, the Company paid approximately $25 million in distributions to LinnCo attributable to LinnCo’s interest in LINN Energy. On January 24, 2013, the Company’s Board of Directors declared a cash distribution of $0.725 per unit with respect to the fourth quarter of 2012. The distribution attributable to LinnCo’s interest in LINN Energy, totaling approximately $25 million, was paid to LinnCo on February 14, 2013.

Other

One of the Company’s directors, appointed to the Board in May 2012, is the President and Chief Executive Officer of Superior Energy Services, Inc. (“Superior”), which provides oilfield services to the Company. For the year ended December 31, 2012, the Company paid approximately $21 million to Superior and its subsidiaries for services rendered to the Company. These payments were consummated on terms equivalent to those that prevail in arm’s-length transactions.

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LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

Note 17 – Subsidiary Guarantors

The November 2019 Senior Notes, the May 2019 Senior Notes, the 2010 Issued Notes and the Original Senior Notes are guaranteed by all of the Company’s material subsidiaries. The Company is a holding company and has no independent assets or operations of its own, the guarantees under each series of notes are full and unconditional and joint and several, and any subsidiaries of the Company other than the subsidiary guarantors are minor. There are no restrictions on the Company’s ability to obtain cash dividends or other distributions of funds from the guarantor subsidiaries.

Note 18 – Subsequent Event

On February 21, 2013, LinnCo and Berry Petroleum Company (“Berry”) announced they had signed a definitive merger agreement under which LinnCo would acquire all of the outstanding common shares of Berry. The transaction has a preliminary value of approximately $4.3 billion, including the assumption of debt, and is expected to close by June 30, 2013, subject to approvals by Berry and LinnCo shareholders, Linn Energy’s unitholders and regulatory agencies.

Under the terms of the agreement, Berry’s shareholders will receive 1.25 of LinnCo common shares for each Berry common share they own. This transaction, which is expected to be a tax-free exchange to Berry’s shareholders, represents value of $46.2375 per common share, based on the closing price of LinnCo common shares on February 20, 2013.

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LINN ENERGY, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited)

The following discussion and analysis should be read in conjunction with the “Consolidated Financial Statements” and “Notes to Consolidated Financial Statements,” which are included in this Annual Report on Form 10-K in Item 8. “Financial Statements and Supplementary Data.”

Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development Activities

Costs incurred in oil and natural gas property acquisition, exploration and development, whether capitalized or expensed, are presented below:

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Property acquisition costs: (1)
Proved	$2,531,419	$1,328,328	$1,290,826
Unproved	181,124	188,409	65,604
Exploration costs	452	80	74
Development costs	1,062,043	639,395	244,834
Asset retirement costs	4,675	2,427	748

Total costs incurred	$3,779,713	$2,158,639	$1,602,086

(1)	See Note 2 for details about the Company’s acquisitions.

Oil and Natural Gas Capitalized Costs

Aggregate capitalized costs related to oil, natural gas and NGL production activities with applicable accumulated depletion and amortization are presented below:

	December 31,
	2012	2011
	(in thousands)
Proved properties:
Leasehold acquisition	$8,603,888	$6,040,239
Development	2,553,127	1,484,486
Unproved properties	454,315	310,925

	11,611,330	7,835,650
Less accumulated depletion and amortization	(2,025,656)	(1,033,617)

	$9,585,674	$6,802,033

FIN-61

LINN ENERGY, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited) – Continued

Results of Oil and Natural Gas Producing Activities

The results of operations for oil, natural gas and NGL producing activities (excluding corporate overhead and interest costs) are presented below:

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Revenues and other:
Oil, natural gas and natural gas liquid sales	$1,601,180	$1,162,037	$690,054
Gains on oil and natural gas derivatives	124,762	449,940	75,211

	1,725,942	1,611,977	765,265

Production costs:
Lease operating expenses	317,699	232,619	158,382
Transportation expenses	77,322	28,358	19,594
Severance and ad valorem taxes	130,805	78,458	45,114

	525,826	339,435	223,090

Other costs:
Exploration costs	1,915	2,390	5,168
Depletion and amortization	579,382	320,096	226,552
Impairment of long-lived assets	422,499	—	38,600
Gains on sale of assets and other, net	(1,369)	(1,001)	—
Texas margin tax (benefit) expense	(787)	1,599	657

	1,001,640	323,084	270,977

Results of operations	$198,476	$949,458	$271,198

There is no federal tax provision included in the results above because the Company’s subsidiaries subject to federal tax do not own any of the Company’s oil and natural gas interests. Limited liability companies are subject to Texas margin tax. Limited liability companies were also subject to state income taxes in the state of Michigan during 2011 and 2010; however, no taxes were assessed in this state for producing activities during these years. See Note 14 for additional information about income taxes.

FIN-62

LINN ENERGY, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited) – Continued

Proved Oil, Natural Gas and NGL Reserves

The proved reserves of oil, natural gas and NGL of the Company have been prepared by the independent engineering firm, DeGolyer and MacNaughton. In accordance with SEC regulations, reserves at December 31, 2012, December 31, 2011, and December 31, 2010, were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. An analysis of the change in estimated quantities of oil, natural gas and NGL reserves, all of which are located within the U.S., is shown below:

	Year Ended December 31, 2012
	Natural Gas (Bcf)	Oil (MMBbls)	NGL (MMBbls)	Total (Bcfe)
Proved developed and undeveloped reserves:
Beginning of year	1,675	189.0	93.5	3,370
Revisions of previous estimates	(559)	(26.5)	(14.1)	(803)
Purchase of minerals in place	1,176	23.1	75.3	1,766
Extensions, discoveries and other additions	407	16.6	33.7	709
Production	(128)	(10.7)	(9.0)	(246)

End of year	2,571	191.5	179.4	4,796

Proved developed reserves:
Beginning of year	998	124.8	47.8	2,034
End of year	1,661	131.4	113.0	3,127
Proved undeveloped reserves:
Beginning of year	677	64.2	45.7	1,336
End of year	910	60.1	66.4	1,669

	Year Ended December 31, 2011
	Natural Gas (Bcf)	Oil (MMBbls)	NGL (MMBbls)	Total (Bcfe)
Proved developed and undeveloped reserves:
Beginning of year	1,233	156.4	70.9	2,597
Revisions of previous estimates	(71)	(9.2)	0.9	(121)
Purchase of minerals in place	337	39.3	1.0	579
Extensions, discoveries and other additions	240	10.3	24.6	450
Production	(64)	(7.8)	(3.9)	(135)

End of year	1,675	189.0	93.5	3,370

Proved developed reserves:
Beginning of year	805	103.0	39.9	1,662
End of year	998	124.8	47.8	2,034
Proved undeveloped reserves:
Beginning of year	428	53.4	31.0	935
End of year	677	64.2	45.7	1,336

FIN-63

LINN ENERGY, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited) – Continued

	Year Ended December 31, 2010
	Natural Gas (Bcf)	Oil (MMBbls)	NGL (MMBbls)	Total (Bcfe)
Proved developed and undeveloped reserves:
Beginning of year	774	102.1	54.2	1,712
Revisions of previous estimates	22	3.9	5.2	77
Purchase of minerals in place	369	49.1	1.2	671
Extensions, discoveries and other additions	118	6.1	13.3	234
Production	(50)	(4.8)	(3.0)	(97)

End of year	1,233	156.4	70.9	2,597

Proved developed reserves:
Beginning of year	549	77.9	33.9	1,220
End of year	805	103.0	39.9	1,662
Proved undeveloped reserves:
Beginning of year	225	24.2	20.3	492
End of year	428	53.4	31.0	935

The tables above include changes in estimated quantities of oil and NGL reserves shown in Mcf equivalents at a rate of one barrel per six Mcf.

Proved reserves increased by approximately 1,426 Bcfe to approximately 4,796 Bcfe for the year ended December 31, 2012, from 3,370 Bcfe for the year ended December 31, 2011. The year ended December 31, 2012, includes 803 Bcfe of negative revisions of previous estimates, due primarily to 340 Bcfe of negative revisions due to asset performance, 248 Bcfe of negative revisions primarily due to lower natural gas prices and 215 Bcfe of negative revisions due to the SEC five-year development limitation on PUDs. Seven acquisitions during the year ended December 31, 2012, increased proved reserves by approximately 1,766 Bcfe. In addition, extensions and discoveries, primarily from 436 productive wells drilled during the year, contributed approximately 709 Bcfe to the increase in proved reserves.

Proved reserves increased by approximately 773 Bcfe to approximately 3,370 Bcfe for the year ended December 31, 2011, from 2,597 Bcfe for the year ended December 31, 2010. The year ended December 31, 2011, includes 121 Bcfe of negative revisions of previous estimates, due primarily to 153 Bcfe of negative revisions due to asset performance. These negative revisions were partially offset by 32 Bcfe of positive revisions primarily due to higher oil prices. Twelve acquisitions during the year ended December 31, 2011, increased proved reserves by approximately 579 Bcfe. In addition, extensions and discoveries, primarily from 292 productive wells drilled during the year, contributed approximately 450 Bcfe to the increase in proved reserves.

Proved reserves increased by approximately 885 Bcfe to approximately 2,597 Bcfe for the year ended December 31, 2010, from 1,712 Bcfe for the year ended December 31, 2009. The year ended December 31, 2010, includes 77 Bcfe of positive revisions of previous estimates, due primarily to higher oil and natural gas prices, which contributed approximately 155 Bcfe. These positive revisions were partially offset by 78 Bcfe of negative revisions primarily due to asset performance. Eleven acquisitions during the year ended December 31, 2010, increased proved reserves by approximately 671 Bcfe. In addition, extensions and discoveries, primarily from 138 productive wells drilled during the year, contributed approximately 234 Bcfe to the increase in proved reserves.

FIN-64

LINN ENERGY, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited) – Continued

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Reserves

Information with respect to the standardized measure of discounted future net cash flows relating to proved reserves is summarized below. Future cash inflows are computed by applying applicable prices relating to the Company’s proved reserves to the year-end quantities of those reserves. Future production, development, site restoration and abandonment costs are derived based on current costs assuming continuation of existing economic conditions. There are no future income tax expenses because the Company is not subject to federal income taxes. Limited liability companies are subject to Texas margin tax. Limited liabilities companies were also subject to state income taxes in the state of Michigan during 2011 and 2010; however, these amounts are not material. See Note 14 for additional information about income taxes.

	December 31,
	2012	2011	2010
	(in thousands)
Future estimated revenues	$30,374,380	$29,319,369	$20,160,275
Future estimated production costs	(11,460,854)	(9,464,319)	(6,825,147)
Future estimated development costs	(3,574,058)	(2,848,497)	(1,733,929)

Future net cash flows	15,339,468	17,006,553	11,601,199
10% annual discount for estimated timing of cash flows	(9,266,487)	(10,391,693)	(7,377,667)

Standardized measure of discounted future net cash flows	$6,072,981	$6,614,860	$4,223,532

Representative NYMEX prices: (1)
Natural gas (MMBtu)	$2.76	$4.12	$4.38
Oil (Bbl)	$94.64	$95.84	$79.29

(1)

In accordance with SEC regulations, reserves at December 31, 2012, December 31, 2011, and December 31, 2010, were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The price used to estimate reserves is held constant over the life of the reserves.

The following summarizes the principal sources of change in the standardized measure of discounted future net cash flows:

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Sales and transfers of oil, natural gas and NGL produced during the period	$(1,075,354)	$(822,602)	$(466,964)
Changes in estimated future development costs	289,762	27,236	(56,001)
Net change in sales and transfer prices and production costs related to future production	(1,463,820)	784,308	886,438
Purchase of minerals in place	2,153,651	1,452,169	1,277,134
Extensions, discoveries, and improved recovery	413,702	552,704	329,642
Previously estimated development costs incurred during the period	442,322	306,827	42,947
Net change due to revisions in quantity estimates	(1,595,302)	(292,343)	164,999
Accretion of discount	661,486	422,353	172,328
Changes in production rates and other	(368,326)	(39,324)	149,727

	$(541,879)	$2,391,328	$2,500,250

FIN-65

LINN ENERGY, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited) – Continued

The data presented should not be viewed as representing the expected cash flow from, or current value of, existing proved reserves since the computations are based on a large number of estimates and arbitrary assumptions. Reserve quantities cannot be measured with precision and their estimation requires many judgmental determinations and frequent revisions. The required projection of production and related expenditures over time requires further estimates with respect to pipeline availability, rates of demand and governmental control. Actual future prices and costs are likely to be substantially different from the current prices and costs utilized in the computation of reported amounts. Any analysis or evaluation of the reported amounts should give specific recognition to the computational methods utilized and the limitations inherent therein.

FIN-66

LINN ENERGY, LLC

SUPPLEMENTAL QUARTERLY DATA (Unaudited)

The following discussion and analysis should be read in conjunction with the “Consolidated Financial Statements” and “Notes to Consolidated Financial Statements,” which are included in this Annual Report on Form 10-K in Item 8. “Financial Statements and Supplementary Data.”

Quarterly Financial Data

	Quarters Ended
	March 31	June 30	September 30	December 31
	(in thousands, except per unit amounts)
2012:
Oil, natural gas and natural gas liquid sales	$348,895	$347,227	$444,082	$460,976
Gains (losses) on oil and natural gas derivatives	2,031	439,647	(411,405)	94,489
Total revenues and other	354,090	800,597	48,328	571,225
Total expenses (1)	269,108	460,617	376,353	656,111
(Gain) losses on sale of assets and other, net	1,478	36	(14)	141
Net income (loss)	(6,202)	237,086	(430,005)	(187,495)
Net income (loss) per unit:
Basic	$(0.04)	$1.19	$(2.18)	$(0.83)

Diluted	$(0.04)	$1.19	$(2.18)	$(0.83)

(1)

Includes the following expenses: lease operating, transportation, marketing, general and administrative, exploration, bad debt, depreciation, depletion and amortization, impairment of long-lived assets and taxes, other than income taxes.

	Quarters Ended
	March 31	June 30	September 30	December 31
	(in thousands, except per unit amounts)
2011:
Oil, natural gas and natural gas liquid sales	$240,707	$302,390	$292,482	$326,458
Gains (losses) on oil and natural gas derivatives	(369,476)	205,515	824,240	(210,339)
Total revenues and other	(126,473)	510,571	1,119,483	118,873
Total expenses (1)	165,625	195,672	211,254	240,353
Losses on sale of assets and other, net	614	977	279	1,646
Net income (loss)	(446,682)	237,109	837,627	(189,615)
Net income (loss) per unit:
Basic	$(2.75)	$1.34	$4.74	$(1.09)

Diluted	$(2.75)	$1.33	$4.72	$(1.09)

(1)

Includes the following expenses: lease operating, transportation, marketing, general and administrative, exploration, bad debt, depreciation, depletion and amortization and taxes, other than income taxes.

FIN-67

LINN ENERGY, LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2013	December 31, 2012
	(Unaudited)
	(in thousands, except unit amounts)
ASSETS
Current assets:
Cash and cash equivalents	$27,480	$1,243
Accounts receivable – trade, net	349,426	371,333
Derivative instruments	217,853	350,695
Other current assets	54,547	88,157

Total current assets	649,306	811,428

Noncurrent assets:
Oil and natural gas properties (successful efforts method)	12,211,608	11,611,330
Less accumulated depletion and amortization	(2,545,182)	(2,025,656)

	9,666,426	9,585,674
Other property and equipment	548,725	469,188
Less accumulated depreciation	(100,812)	(73,721)

	447,913	395,467
Derivative instruments	635,446	530,216
Other noncurrent assets	173,667	128,453

	809,113	658,669

Total noncurrent assets	10,923,452	10,639,810

Total assets	$11,572,758	$11,451,238

LIABILITIES AND UNITHOLDERS’ CAPITAL
Current liabilities:
Accounts payable and accrued expenses	$659,170	$707,861
Derivative instruments	12,464	26
Other accrued liabilities	156,138	115,245

Total current liabilities	827,772	823,132

Noncurrent liabilities:
Credit facility	1,705,000	1,180,000
Senior notes, net	4,807,873	4,857,817
Derivative instruments	—	4,114
Other noncurrent liabilities	191,955	158,995

Total noncurrent liabilities	6,704,828	6,200,926

Commitments and contingencies (Note 10)

Unitholders’ capital:
235,178,498 units and 234,513,243 units issued and outstanding at September 30, 2013, and December 31, 2012, respectively	3,656,006	4,136,240
Accumulated income	384,152	290,940

	4,040,158	4,427,180

Total liabilities and unitholders’ capital	$11,572,758	$11,451,238

The accompanying notes are an integral part of these condensed consolidated financial statements.

FIN-68

LINN ENERGY, LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	(in thousands, except per unit amounts)
Revenues and other:
Oil, natural gas and natural gas liquids sales	$537,671	$444,082	$1,488,610	$1,140,204
Gains (losses) on oil and natural gas derivatives	(63,931)	(411,405)	154,432	30,273
Marketing revenues	13,484	12,323	40,558	24,454
Other revenues	7,338	3,328	18,847	8,084

	494,562	48,328	1,702,447	1,203,015

Expenses:
Lease operating expenses	87,076	91,990	259,381	233,755
Transportation expenses	35,637	18,274	92,118	50,651
Marketing expenses	9,962	14,923	26,696	22,073
General and administrative expenses	45,431	45,166	150,302	129,672
Exploration costs	1,588	390	4,632	1,207
Depreciation, depletion and amortization	208,892	167,695	604,962	428,477
Impairment of long-lived assets	(4,240)	—	37,962	146,499
Taxes, other than income taxes	36,457	37,885	108,525	93,736
Losses on sale of assets and other, net	827	16	3,040	1,508

	421,630	376,339	1,287,618	1,107,578

Other income and (expenses):
Interest expense, net of amounts capitalized	(103,806)	(105,697)	(308,012)	(277,606)
Loss on extinguishment of debt	(1,117)	—	(5,304)	—
Other, net	(2,475)	(1,247)	(6,300)	(12,472)

	(107,398)	(106,944)	(319,616)	(290,078)

Income (loss) before income taxes	(34,466)	(434,955)	95,213	(194,641)
Income tax expense (benefit)	(4,406)	(4,950)	2,001	4,480

Net income (loss)	$(30,060)	$(430,005)	$93,212	$(199,121)

Net income (loss) per unit:
Basic	$(0.13)	$(2.18)	$0.38	$(1.04)

Diluted	$(0.13)	$(2.18)	$0.38	$(1.04)

Weighted average units outstanding:
Basic	233,552	197,675	233,393	196,152

Diluted	233,552	197,675	233,765	196,152

Distributions declared per unit	$0.725	$0.725	$2.175	$2.14

The accompanying notes are an integral part of these condensed consolidated financial statements.

FIN-69

LINN ENERGY, LLC

CONDENSED CONSOLIDATED STATEMENT OF UNITHOLDERS’ CAPITAL

(Unaudited)

	Units	Unitholders’ Capital	Accumulated Income	Total Unitholders’ Capital
	(in thousands)
December 31, 2012	234,513	$4,136,240	$290,940	$4,427,180
Issuance of units	665	2,031	—	2,031
Distributions to unitholders		(511,686)	—	(511,686)
Unit-based compensation expenses		29,261	—	29,261
Excess tax benefit from unit-based compensation		160	—	160
Net income		—	93,212	93,212

September 30, 2013	235,178	$3,656,006	$384,152	$4,040,158

The accompanying notes are an integral part of these condensed consolidated financial statements.

FIN-70

LINN ENERGY, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2013	2012
	(in thousands)
Cash flow from operating activities:
Net income (loss)	$93,212	$(199,121)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	604,962	428,477
Impairment of long-lived assets	37,962	146,499
Unit-based compensation expenses	29,261	21,735
Loss on extinguishment of debt	5,304	—
Amortization and write-off of deferred financing fees	16,392	20,265
Losses on sale of assets and other, net	18,744	703
Deferred income tax	731	965
Derivatives activities:
Total gains	(154,432)	(30,273)
Cash settlements	190,368	294,446
Premiums paid for derivatives	—	(583,434)
Changes in assets and liabilities:
(Increase) decrease in accounts receivable – trade, net	22,877	(138,171)
(Increase) decrease in other assets	9,177	(2,242)
Increase in accounts payable and accrued expenses	29,445	94,762
Increase in other liabilities	36,508	89,820

Net cash provided by operating activities	940,511	144,431

Cash flow from investing activities:
Acquisition of oil and natural gas properties and joint-venture funding	(192,871)	(2,487,767)
Development of oil and natural gas properties	(767,604)	(710,360)
Purchases of other property and equipment	(76,987)	(38,090)
Proceeds from sale of properties and equipment and other	210,297	1,438

Net cash used in investing activities	(827,165)	(3,234,779)

Cash flow from financing activities:
Proceeds from sale of units	—	761,362
Proceeds from borrowings	1,260,000	4,929,802
Repayments of debt	(789,898)	(2,085,000)
Distributions to unitholders	(511,686)	(426,918)
Financing fees, offering expenses and other, net	(45,685)	(92,184)
Excess tax benefit from unit-based compensation	160	3,326

Net cash provided by (used in) financing activities	(87,109)	3,090,388

Net increase in cash and cash equivalents	26,237	40
Cash and cash equivalents:
Beginning	1,243	1,114

Ending	$27,480	$1,154

The accompanying notes are an integral part of these condensed consolidated financial statements.

FIN-71

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1 – Basis of Presentation

Nature of Business

Linn Energy, LLC (“LINN Energy” or the “Company”) is an independent oil and natural gas company. LINN Energy’s mission is to acquire, develop and maximize cash flow from a growing portfolio of long-life oil and natural gas assets. The Company’s properties are located in the United States (“U.S.”), in the Mid-Continent, the Hugoton Basin, the Green River Basin, the Permian Basin, the Williston/Powder River Basin, Michigan, Illinois, California and east Texas.

Principles of Consolidation and Reporting

The condensed consolidated financial statements at September 30, 2013, and for the three months and nine months ended September 30, 2013, and September 30, 2012, are unaudited, but in the opinion of management include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the results for the interim periods. Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) have been condensed or omitted under Securities and Exchange Commission (“SEC”) rules and regulations; as such, this report should be read in conjunction with the financial statements and notes in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012. The results reported in these unaudited condensed consolidated financial statements should not necessarily be taken as indicative of results that may be expected for the entire year.

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation. Investments in noncontrolled entities over which the Company exercises significant influence are accounted for under the equity method. The Company’s other investment is accounted for at cost.

The condensed consolidated financial statements for previous periods include certain reclassifications that were made to conform to current presentation. Such reclassifications have no impact on previously reported net income (loss), unitholders’ capital or cash flows.

Use of Estimates

The preparation of the accompanying condensed consolidated financial statements in conformity with GAAP requires Company management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amount of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. The estimates that are particularly significant to the financial statements include estimates of the Company’s reserves of oil, natural gas and natural gas liquids (“NGL”), future cash flows from oil and natural gas properties, depreciation, depletion and amortization, asset retirement obligations, certain revenues and operating expenses, fair values of commodity derivatives and fair values of assets acquired and liabilities assumed. As fair value is a market-based measurement, it is determined based on the assumptions that market participants would use. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates. Any changes in estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

FIN-72

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – Continued

(Unaudited)

Recently Issued Accounting Standards

In December 2011, the Financial Accounting Standards Board issued an Accounting Standards Update (“ASU”) that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The ASU requires disclosure of both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The ASU is to be applied retrospectively and is effective for periods beginning on or after January 1, 2013. The Company adopted the ASU effective January 1, 2013. The adoption of the requirements of the ASU, which expanded disclosures, had no effect on the Company’s financial position.

Note 2 – Acquisitions, Joint-Venture Funding and Divestiture

For the nine months ended September 30, 2013, the Company paid approximately $114 million, including interest, towards the future funding commitment related to the joint-venture agreement it entered into with an affiliate of Anadarko Petroleum Corporation (“Anadarko”) in April 2012. From inception of the agreement through September 30, 2013, the Company has funded approximately $315 million towards the total commitment of $400 million.

During the nine months ended September 30, 2013, the Company completed small acquisitions of oil and natural gas properties located in its various operating regions. The Company, in the aggregate, paid approximately $32 million in total consideration for these properties.

Acquisitions – Pending

On September 11, 2013, the Company entered into a definitive purchase and sale agreement to acquire certain oil and natural gas properties located in the Permian Basin for a contract price of approximately $525 million. The Company paid a deposit of approximately $53 million in September 2013, which is reported in “other noncurrent assets” on the condensed consolidated balance sheet at September 30, 2013. The Company anticipates the acquisition will close on or before October 31, 2013, subject to closing conditions, and will be financed with proceeds from a committed term loan to be entered into at closing and borrowings under the Company’s Credit Facility, as defined in Note 6.

On February 20, 2013, LinnCo, LLC (“LinnCo”), an affiliate of LINN Energy, and Berry Petroleum Company (“Berry”) entered into a definitive merger agreement under which LinnCo would acquire all of the outstanding common shares of Berry. Under the terms of the agreement, Berry’s shareholders will receive 1.25 LinnCo common shares for each Berry common share they own. This transaction, which is expected to be a tax-free exchange to Berry’s shareholders, represents value of $46.2375 per common share, based on the closing price of LinnCo common shares on February 20, 2013, the last trading day before the public announcement.

In connection with the proposed transaction described above, LinnCo will contribute Berry to LINN Energy in exchange for newly issued LINN Energy units, after which Berry will be an indirect wholly owned subsidiary of LINN Energy. At February 21, 2013, the date of the public announcement, the transaction had a preliminary value of approximately $4.4 billion, including the assumption of approximately $1.7 billion of Berry’s debt. The transaction is subject to approvals by Berry and LinnCo shareholders, LINN Energy unitholders and regulatory agencies. Due to the pending SEC inquiry (see Note 16), the timing of closing this proposed transaction is uncertain.

FIN-73

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – Continued

(Unaudited)

Acquisitions – 2012

On July 31, 2012, the Company completed the acquisition of certain oil and natural gas properties in the Jonah Field located in the Green River Basin of southwest Wyoming from BP America Production Company (“BP”). The results of operations of these properties have been included in the condensed consolidated financial statements since the acquisition date. The Company paid approximately $990 million in total consideration for these properties. The transaction was financed with borrowings under the Company’s Credit Facility.

On May 1, 2012, the Company completed the acquisition of certain oil and natural gas properties located in east Texas. The results of operations of these properties have been included in the condensed consolidated financial statements since the acquisition date. The Company paid approximately $168 million in total consideration for these properties. The transaction was financed primarily with borrowings under the Company’s Credit Facility.

On April 3, 2012, the Company entered into a joint-venture agreement (“Agreement”) with Anadarko whereby the Company will participate as a partner in the CO2 enhanced oil recovery development of the Salt Creek field, located in the Powder River Basin of Wyoming. Anadarko assigned the Company 23% of its interest in the field in exchange for future funding of $400 million of Anadarko’s development costs. The results of operations of these properties have been included in the condensed consolidated financial statements since the Agreement date.

On March 30, 2012, the Company completed the acquisition of certain oil and natural gas properties and the Jayhawk natural gas processing plant located in the Hugoton Basin in Kansas from BP. The results of operations of these properties have been included in the condensed consolidated financial statements since the acquisition date. The Company paid approximately $1.16 billion in total consideration for these properties. The transaction was financed primarily with proceeds from the March 2012 debt offering (see Note 6).

Divestiture – 2013

On May 31, 2013, the Company, through one of its wholly owned subsidiaries, together with the Company’s partners, Panther Energy, LLC and Red Willow Mid-Continent, LLC, completed the sale of its interests in certain oil and natural gas properties located in the Mid-Continent region (“Panther Properties”) to Midstates Petroleum Company, Inc. At March 31, 2013, the carrying value of the Panther Properties was reduced to fair value less costs to sell resulting in an impairment charge of approximately $57 million and the properties were classified as “assets held for sale.” During the three months ended June 30, 2013, and September 30, 2013, the Company recorded adjustments of approximately $15 million and $4 million, respectively, to reduce the initial impairment charge recorded in March 2013 resulting in a total impairment charge of approximately $38 million for the nine months ended September 30, 2013. Proceeds received for the Company’s portion of its interests in the properties were approximately $219 million, net of costs to sell of approximately $2 million. The Company used the net proceeds from the sale to repay borrowings under its Credit Facility.

Note 3 – Unitholders’ Capital

Public Offering of Units

In January 2012, the Company sold 19,550,000 units representing limited liability company interests at $35.95 per unit ($34.512 per unit, net of underwriting discount) for net proceeds of approximately $674 million (after underwriting discount and offering expenses of approximately $28 million). The Company used the net proceeds from the sale of these units to repay a portion of the outstanding indebtedness under its Credit Facility.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – Continued

(Unaudited)

Equity Distribution Agreement

The Company has an equity distribution agreement pursuant to which it may from time to time issue and sell units representing limited liability company interests having an aggregate offering price of up to $500 million. Sales of units, if any, will be made through a sales agent by means of ordinary brokers’ transactions, in block transactions, or as otherwise agreed with the agent. The Company expects to use the net proceeds from any sale of the units for general corporate purposes, which may include, among other things, capital expenditures, acquisitions and the repayment of debt.

In January 2012, the Company, under its equity distribution agreement, issued and sold 1,539,651 units representing limited liability company interests at an average unit price of $38.02 for proceeds of approximately $57 million (net of approximately $2 million in commissions and professional service expenses). The Company used the net proceeds for general corporate purposes, including the repayment of a portion of the indebtedness outstanding under its Credit Facility. At September 30, 2013, units equaling approximately $411 million in aggregate offering price remained available to be issued and sold under the agreement.

Distributions

Under the Company’s limited liability company agreement, unitholders are entitled to receive a distribution of available cash, which includes cash on hand plus borrowings less any reserves established by the Company’s Board of Directors to provide for the proper conduct of the Company’s business (including reserves for future capital expenditures, including drilling, acquisitions and anticipated future credit needs) or to fund distributions over the next four quarters. Distributions paid by the Company are presented on the condensed consolidated statement of unitholders’ capital and the condensed consolidated statements of cash flows. In April 2013, the Company’s Board of Directors approved a change in its distribution policy that provides a distribution with respect to any quarter may be made, at the discretion of the Board of Directors, (i) within 45 days following the end of each quarter or (ii) in three equal installments within 15, 45 and 75 days following the end of each quarter. On October 1, 2013, the Company’s Board of Directors declared a cash distribution of $0.725 per unit with respect to the third quarter of 2013, to be paid in three equal monthly installments of $0.2416 per unit. The first monthly distribution with respect to the third quarter of 2013, totaling approximately $57 million, was paid on October 17, 2013, to unitholders of record as of the close of business on October 11, 2013.

Note 4 – Oil and Natural Gas Properties

Oil and Natural Gas Capitalized Costs

Aggregate capitalized costs related to oil, natural gas and NGL production activities with applicable accumulated depletion and amortization are presented below:

	September 30, 2013	December 31, 2012
	(in thousands)
Proved properties:
Leasehold acquisition	$8,505,622	$8,603,888
Development	3,316,007	2,553,127
Unproved properties	389,979	454,315

	12,211,608	11,611,330
Less accumulated depletion and amortization	(2,545,182)	(2,025,656)

	$9,666,426	$9,585,674

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – Continued

(Unaudited)

Note 5 – Unit-Based Compensation

During the nine months ended September 30, 2013, the Company granted 659,590 restricted units and 105,530 phantom units to employees, primarily as part of its annual review of its nonexecutive employees’ compensation, with an aggregate fair value of approximately $29 million. The restricted units and phantom units vest over three years. A summary of unit-based compensation expenses included on the condensed consolidated statements of operations is presented below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	(in thousands)
General and administrative expenses	$8,407	$6,505	$25,408	$20,416
Lease operating expenses	1,279	396	3,853	1,319

Total unit-based compensation expenses	$9,686	$6,901	$29,261	$21,735

Income tax benefit	$3,579	$2,550	$10,812	$8,031

Note 6 – Debt

The following summarizes debt outstanding:

	September 30, 2013		December 31, 2012
	Carrying Value	Fair Value (1)	Carrying Value	Fair Value (1)
	(in millions, except percentages)
Credit facility (2)	$1,705	$1,705	$1,180	$1,180
11.75% senior notes due 2017	—	—	41	44
9.875% senior notes due 2018	—	—	14	15
6.50% senior notes due May 2019	750	717	750	755
6.25% senior notes due November 2019	1,800	1,692	1,800	1,802
8.625% senior notes due 2020	1,300	1,347	1,300	1,414
7.75% senior notes due 2021	1,000	1,001	1,000	1,061
Less current maturities	—	—	—	—

	6,555	$6,462	6,085	$6,271

Unamortized discount	(42)		(47)

Total debt, net of discount	$6,513		$6,038

(1)

The carrying value of the Credit Facility is estimated to be substantially the same as its fair value. Fair values of the senior notes were estimated based on prices quoted from third-party financial institutions.

(2)	Variable interest rates of 1.93% and 1.97% at September 30, 2013, and December 31, 2012, respectively.

Credit Facility

In April 2013, the Company entered into a Sixth Amended and Restated Credit Agreement (“Credit Facility”), which provides for a revolving credit facility up to the lesser of: (i) the then-effective borrowing base and (ii) the maximum commitment amount of $4.0 billion. The borrowing base remained unchanged at $4.5 billion and does

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LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – Continued

(Unaudited)

not include any assets to be acquired in the pending transaction with Berry (see Note 2). The maturity date is April 2018. The amended and restated agreement is substantially similar to the previous Credit Facility with revisions to permit the transactions related to the acquisition of Berry and to designate Berry as an unrestricted subsidiary under the agreement. At September 30, 2013, the borrowing capacity under the Credit Facility was approximately $2.3 billion, which includes a $5 million reduction in availability for outstanding letters of credit.

Redetermination of the borrowing base under the Credit Facility, based primarily on reserve reports that reflect commodity prices at such time, occurs semi-annually, in April and October, as well as once annually upon requested interim redetermination by the lenders at their sole discretion. The Company also has the right to request one additional borrowing base redetermination per year at its discretion, as well as the right to an additional redetermination each year in connection with certain acquisitions. Significant declines in commodity prices may result in a decrease in the borrowing base. The Company’s obligations under the Credit Facility are secured by mortgages on its and certain of its material subsidiaries’ oil and natural gas properties and other personal property as well as a pledge of all ownership interests in its direct and indirect material subsidiaries. The Company is required to maintain either: 1) mortgages on properties representing at least 80% of the total value of oil and natural gas properties included on the most recent reserve report, or 2) a Collateral Coverage Ratio of at least 2.5 to 1. Collateral Coverage Ratio is defined as the ratio of the present value of future cash flows from proved reserves from the currently mortgaged properties to the lesser of: (i) the then-effective borrowing base and (ii) the maximum commitment amount. Additionally, the obligations under the Credit Facility are guaranteed by all of the Company’s material subsidiaries and are required to be guaranteed by any future material subsidiaries.

At the Company’s election, interest on borrowings under the Credit Facility is determined by reference to either the London Interbank Offered Rate (“LIBOR”) plus an applicable margin between 1.5% and 2.5% per annum (depending on the then-current level of borrowings under the Credit Facility) or the alternate base rate (“ABR”) plus an applicable margin between 0.5% and 1.5% per annum (depending on the then-current level of borrowings under the Credit Facility). Interest is generally payable quarterly for loans bearing interest based on the ABR and at the end of the applicable interest period for loans bearing interest at LIBOR. The Company is required to pay a commitment fee to the lenders under the Credit Facility, which accrues at a rate per annum between 0.375% and 0.5% on the average daily unused amount of the lesser of: (i) the maximum commitment amount of the lenders and (ii) the then-effective borrowing base. The Company is in compliance with all financial and other covenants of the Credit Facility.

Senior Notes Due November 2019

On March 2, 2012, the Company issued $1.8 billion in aggregate principal amount of 6.25% senior notes due November 2019 (“November 2019 Senior Notes”) at a price of 99.989%. The November 2019 Senior Notes were sold to a group of initial purchasers and then resold to qualified institutional buyers, each in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The Company received net proceeds of approximately $1.77 billion (after deducting the initial purchasers’ discount of $198,000 and offering expenses of approximately $29 million). The Company used the net proceeds to fund the BP acquisition (see Note 2). The remaining proceeds were used to repay indebtedness under the Company’s Credit Facility and for general corporate purposes. The financing fees and expenses of approximately $29 million incurred in connection with the November 2019 Senior Notes will be amortized over the life of the notes. Such amortized financing fees and expenses are recorded in “interest expense, net of amounts capitalized” on the condensed consolidated statements of operations.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – Continued

(Unaudited)

The November 2019 Senior Notes were issued under an indenture dated March 2, 2012 (“November 2019 Indenture”), mature November 1, 2019, and bear interest at 6.25%. Interest is payable semi-annually on May 1 and November 1, beginning November 1, 2012. The November 2019 Senior Notes are general unsecured senior obligations of the Company and are effectively junior in right of payment to any secured indebtedness of the Company to the extent of the collateral securing such indebtedness. Each of the Company’s material subsidiaries has guaranteed the November 2019 Senior Notes on a senior unsecured basis. The November 2019 Indenture provides that the Company may redeem: (i) on or prior to November 1, 2015, up to 35% of the aggregate principal amount of the November 2019 Senior Notes at a redemption price of 106.25% of the principal amount redeemed, plus accrued and unpaid interest, with the net cash proceeds of one or more equity offerings; (ii) prior to November 1, 2015, all or part of the November 2019 Senior Notes at a redemption price equal to the principal amount redeemed, plus a make-whole premium (as defined in the November 2019 Indenture) and accrued and unpaid interest; and (iii) on or after November 1, 2015, all or part of the November 2019 Senior Notes at a redemption price equal to 103.125%, and decreasing percentages thereafter, of the principal amount redeemed, plus accrued and unpaid interest. The November 2019 Indenture also provides that, if a change of control (as defined in the November 2019 Indenture) occurs, the holders have a right to require the Company to repurchase all or part of the November 2019 Senior Notes at a redemption price equal to 101%, plus accrued and unpaid interest.

The November 2019 Indenture contains covenants substantially similar to those under the Company’s May 2019 Senior Notes, 2010 Issued Senior Notes and 2018 Senior Notes, as defined below, that, among other things, limit the Company’s ability to: (i) pay distributions on, purchase or redeem the Company’s units or redeem its subordinated debt; (ii) make investments; (iii) incur or guarantee additional indebtedness or issue certain types of equity securities; (iv) create certain liens; (v) sell assets; (vi) consolidate, merge or transfer all or substantially all of the Company’s assets; (vii) enter into agreements that restrict distributions or other payments from the Company’s restricted subsidiaries to the Company; (viii) engage in transactions with affiliates; and (ix) create unrestricted subsidiaries. The Company is in compliance with all financial and other covenants of the November 2019 Senior Notes.

In connection with the issuance and sale of the November 2019 Senior Notes, the Company entered into a Registration Rights Agreement (“November 2019 Registration Rights Agreement”) with the initial purchasers. Under the November 2019 Registration Rights Agreement, the Company agreed to use its reasonable efforts to file with the SEC and cause to become effective a registration statement relating to an offer to issue new notes having terms substantially identical to the November 2019 Senior Notes in exchange for outstanding November 2019 Senior Notes within 400 days after the notes were issued. On March 22, 2013, the Company filed a registration statement on Form S-4 to register exchange notes that are substantially similar to the November 2019 Senior Notes. As of October 28, 2013, the registration statement has not been declared effective and due to the pending SEC inquiry (see Note 16), the timing for the registration statement to be declared effective is uncertain. Accordingly, beginning on April 8, 2013, interest accruing on the November 2019 Senior Notes increased by 0.25%, and will increase by an additional 0.25% on the 90th, 180th and 270th day after such date until such registration statement is declared effective and the Company completes an offer to exchange the November 2019 Senior Notes for registered notes. Such additional interest is expected to be approximately $7 million through December 2013 and will continue to increase until the registration statement is declared effective.

Senior Notes Due May 2019

The Company has $750 million in aggregate principal amount of 6.50% senior notes due 2019 (the “May 2019 Senior Notes”). The indentures related to the May 2019 Senior Notes contain redemption provisions and

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LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – Continued

(Unaudited)

covenants that are substantially similar to those of the November 2019 Senior Notes. In an exchange offer that expired in October 2012, the Company exchanged all of its $750 million outstanding principal amount of May 2019 Senior Notes for an equal amount of new May 2019 Senior Notes. The terms of the new May 2019 Senior Notes are identical in all material respects to those of the outstanding May 2019 Senior Notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the outstanding May 2019 Senior Notes do not apply to the new May 2019 Senior Notes.

Senior Notes Due 2020 and Senior Notes Due 2021

The Company has $1.3 billion in aggregate principal amount of 8.625% senior notes due 2020 (the “2020 Senior Notes”) and $1.0 billion in aggregate principal amount of 7.75% senior notes due 2021 (the “2021 Senior Notes,” and together with the 2020 Senior Notes, the “2010 Issued Senior Notes”). The indentures related to the 2010 Issued Senior Notes contain redemption provisions and covenants that are substantially similar to those of the November 2019 Senior Notes. However, the restrictive legends from each of the 2010 Issued Senior Notes have been removed making them freely tradable (other than with respect to persons that are affiliates of the Company), thereby terminating the Company’s obligations under each of the registration rights agreements entered into in connection with the issuance of the 2010 Issued Senior Notes.

Redemptions of Senior Notes Due 2017 and Senior Notes Due 2018

In accordance with the provisions of the indentures related to the Company’s 11.75% senior notes due 2017 (the “2017 Senior Notes”) and 9.875% senior notes due 2018 (the “2018 Senior Notes” and together with the 2017 Senior Notes, the “Original Senior Notes”), in June 2013 and July 2013, the Company redeemed the remaining outstanding principal amounts of approximately $41 million and $14 million, respectively. In connection with the redemptions of the Original Senior Notes, the Company recorded a loss on extinguishment of debt of approximately $5 million for the nine months ended September 30, 2013.

Note 7 – Derivatives

Commodity Derivatives

The Company utilizes derivative instruments to minimize the variability in cash flow due to commodity price movements. The Company has historically entered into derivative instruments such as swap contracts, put options and collars to economically hedge its forecasted oil, natural gas and NGL sales. The Company did not designate any of these contracts as cash flow hedges; therefore, the changes in fair value of these instruments are recorded in current earnings. See Note 8 for fair value disclosures about oil and natural gas commodity derivatives.

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LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – Continued

(Unaudited)

The following table summarizes derivative positions for the periods indicated as of September 30, 2013:

	October 1 – December 31, 2013	2014	2015	2016	2017	2018
Natural gas positions:
Fixed price swaps:
Hedged volume (MMMBtu)	22,002	97,401	118,041	121,841	120,122	36,500
Average price ($/MMBtu)	$5.22	$5.25	$5.19	$4.20	$4.26	$5.00
Put options: (1)
Hedged volume (MMMBtu)	21,727	79,628	71,854	76,269	66,886	—
Average price ($/MMBtu)	$5.37	$5.00	$5.00	$5.00	$4.88	$—
Total:
Hedged volume (MMMBtu)	43,729	177,029	189,895	198,110	187,008	36,500
Average price ($/MMBtu)	$5.29	$5.14	$5.12	$4.51	$4.48	$5.00
Oil positions:
Fixed price swaps: (2)
Hedged volume (MBbls)	2,992	11,903	11,599	11,464	4,755	—
Average price ($/Bbl)	$94.97	$92.92	$96.23	$90.56	$89.02	$—
Put options:
Hedged volume (MBbls)	783	3,960	3,426	3,271	384	—
Average price ($/Bbl)	$97.86	$91.30	$90.00	$90.00	$90.00	$—
Total:
Hedged volume (MBbls)	3,775	15,863	15,025	14,735	5,139	—
Average price ($/Bbl)	$95.57	$92.52	$94.81	$90.44	$89.10	$—
Natural gas basis differential positions: (3)
Panhandle basis swaps:
Hedged volume (MMMBtu)	19,545	79,388	87,162	59,954	59,138	16,425
Hedged differential ($/MMBtu)	$(0.56)	$(0.33)	$(0.33)	$(0.32)	$(0.33)	$(0.33)
NWPL Rockies basis swaps:
Hedged volume (MMMBtu)	9,010	39,718	43,292	46,294	38,880	10,804
Hedged differential ($/MMBtu)	$(0.20)	$(0.20)	$(0.20)	$(0.20)	$(0.19)	$(0.19)
MichCon basis swaps:
Hedged volume (MMMBtu)	2,420	9,490	9,344	7,768	7,437	2,044
Hedged differential ($/MMBtu)	$0.10	$0.08	$0.06	$0.05	$0.05	$0.05
Houston Ship Channel basis swaps:
Hedged volume (MMMBtu)	1,444	5,256	4,891	4,575	3,604	986
Hedged differential ($/MMBtu)	$(0.10)	$(0.10)	$(0.10)	$(0.10)	$(0.08)	$(0.08)
Permian basis swaps:
Hedged volume (MMMBtu)	1,168	4,891	5,074	4,219	4,819	1,314
Hedged differential ($/MMBtu)	$(0.20)	$(0.21)	$(0.21)	$(0.20)	$(0.20)	$(0.20)
Oil basis differential positions: (3)
Midland – Cushing basis swaps:
Hedged volume (MBbls)	506	—	—	—	—	—
Hedged differential ($/Bbl)	$(0.95)	$—	$—	$—	$—	$—
Oil timing differential positions:
Trade month roll swaps: (4)
Hedged volume (MBbls)	1,750	7,254	7,251	7,446	6,486	—
Hedged differential ($/Bbl)	$0.22	$0.22	$0.24	$0.25	$0.25	$—

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LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – Continued

(Unaudited)

(1)

Includes certain outstanding natural gas put options of approximately 2,664 MMMBtu for the period October 1, 2013, through December 31, 2013, 10,570 MMMBtu for each of the years ending December 31, 2014, and December 31, 2015, and 10,599 MMMBtu for the year ending December 31, 2016, used to indirectly hedge revenues associated with NGL production.

(2)

Includes certain outstanding fixed price oil swaps of approximately 5,384 MBbls which may be extended annually at a price of $100.00 per Bbl for each of the years ending December 31, 2017, and December 31, 2018, and $90.00 per Bbl for the year ending December 31, 2019, if the counterparties determine that the strike prices are in-the-money on a designated date in each respective preceding year. The extension for each year is exercisable without respect to the other years.

(3)	Settle on the respective pricing index to hedge basis differential associated with natural gas and oil production.
(4)

The Company hedges the timing risk associated with the sales price of oil in the Mid-Continent, Hugoton Basin and Permian Basin regions. In these regions, the Company generally sells oil for the delivery month at a sales price based on the average NYMEX price of light crude oil during that month, plus an adjustment calculated as a spread between the weighted average prices of the delivery month, the next month and the following month during the period when the delivery month is prompt (the “trade month roll”).

During the nine months ended September 30, 2013, the Company entered into commodity derivative contracts consisting of oil basis swaps for April 2013 through December 2013 and natural gas basis swaps for October 2013 through 2018.

Settled derivatives on natural gas production for the three months and nine months ended September 30, 2013, included volumes of 43,729 MMMBtu and 129,760 MMMBtu, respectively, at an average contract price of $5.29 per MMBtu. Settled derivatives on oil production for the three months and nine months ended September 30, 2013, included volumes of 3,775 MBbls and 11,201 MBbls, respectively, at an average contract price of $95.57 per Bbl. Settled derivatives on natural gas production for the three months and nine months ended September 30, 2012, included volumes of 40,202 MMMBtu and 98,282 MMMBtu, respectively, at average contract prices of $5.31 per MMBtu and $5.49 per MMBtu. Settled derivatives on oil production for the three months and nine months ended September 30, 2012, included volumes of 2,951 MBbls and 8,259 MBbls, respectively, at average contract prices of $97.44 per Bbl and $97.80 per Bbl. The natural gas derivatives are settled based on the closing price of NYMEX natural gas on the last trading day for the delivery month, which occurs on the third business day preceding the delivery month, or the relevant index prices of natural gas published in Inside FERC’s Gas Market Report on the first business day of the delivery month. The oil derivatives are settled based on the average closing price of NYMEX light crude oil for each day of the delivery month.

Balance Sheet Presentation

The Company’s commodity derivatives are presented on a net basis in “derivative instruments” on the condensed consolidated balance sheets. The following summarizes the fair value of derivatives outstanding on a gross basis:

	September 30, 2013	December 31, 2012
	(in thousands)
Assets:
Commodity derivatives	$1,073,942	$1,282,390

Liabilities:
Commodity derivatives	$233,107	$405,619

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LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – Continued

(Unaudited)

By using derivative instruments to economically hedge exposures to changes in commodity prices, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk. The Company’s counterparties are current participants or affiliates of participants in its Credit Facility or were participants or affiliates of participants in its Credit Facility at the time it originally entered into the derivatives. The Credit Facility is secured by the Company’s oil and natural gas reserves; therefore, the Company is not required to post any collateral. The Company does not receive collateral from its counterparties. The maximum amount of loss due to credit risk that the Company would incur if its counterparties failed completely to perform according to the terms of the contracts, based on the gross fair value of financial instruments, was approximately $1.1 billion at September 30, 2013. The Company minimizes the credit risk in derivative instruments by: (i) limiting its exposure to any single counterparty; (ii) entering into derivative instruments only with counterparties that meet the Company’s minimum credit quality standard, or have a guarantee from an affiliate that meets the Company’s minimum credit quality standard; and (iii) monitoring the creditworthiness of the Company’s counterparties on an ongoing basis. In accordance with the Company’s standard practice, its commodity derivatives are subject to counterparty netting under agreements governing such derivatives and therefore the risk of loss is somewhat mitigated.

Gains (Losses) on Derivatives

Gains and losses on derivatives were net losses of approximately $64 million for the three months ended September 30, 2013, and net gains of approximately $154 million for the nine months ended September 30, 2013. Gains and losses on derivatives were net losses of approximately $411 million for the three months ended September 30, 2012, and net gains of approximately $30 million for the nine months ended September 30, 2012. Gains and losses are reported on the condensed consolidated statements of operations in “gains (losses) on oil and natural gas derivatives.”

Note 8 – Fair Value Measurements on a Recurring Basis

The Company accounts for its commodity derivatives at fair value (see Note 7) on a recurring basis. The Company determines the fair value of its oil and natural gas derivatives utilizing pricing models that use a variety of techniques, including market quotes and pricing analysis. Inputs to the pricing models include publicly available prices and forward price curves generated from a compilation of data gathered from third parties. Company management validates the data provided by third parties by understanding the pricing models used, obtaining market values from other pricing sources, analyzing pricing data in certain situations and confirming that those securities trade in active markets. Assumed credit risk adjustments, based on published credit ratings, public bond yield spreads and credit default swap spreads, are applied to the Company’s commodity derivatives.

The following presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

	September 30, 2013
	Level 2	Netting (1)	Total
	(in thousands)
Assets:
Commodity derivatives	$1,073,942	$(220,643)	$853,299
Liabilities:
Commodity derivatives	$233,107	$(220,643)	$12,464

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – Continued

(Unaudited)

	December 31, 2012
	Level 2	Netting (1)	Total
	(in thousands)
Assets:
Commodity derivatives	$1,282,390	$(401,479)	$880,911
Liabilities:
Commodity derivatives	$405,619	$(401,479)	$4,140

(1)	Represents counterparty netting under agreements governing such derivatives.

Note 9 – Asset Retirement Obligations

Asset retirement obligations associated with retiring tangible long-lived assets are recognized as a liability in the period in which a legal obligation is incurred and becomes determinable and are included in “other accrued liabilities” and “other noncurrent liabilities” on the condensed consolidated balance sheets. Accretion expense is included in “depreciation, depletion and amortization” on the condensed consolidated statements of operations. The fair value of additions to the asset retirement obligations is estimated using valuation techniques that convert future cash flows to a single discounted amount. Significant inputs to the valuation include estimates of: (i) plug and abandon costs per well based on existing regulatory requirements; (ii) remaining life per well; (iii) future inflation factors (2.0% for the nine months ended September 30, 2013); and (iv) a credit-adjusted risk-free interest rate (average of 6.4% for the nine months ended September 30, 2013). These inputs require significant judgments and estimates by the Company’s management at the time of the valuation and are the most sensitive and subject to change.

The following presents a reconciliation of the asset retirement obligations (in thousands):

Asset retirement obligations at December 31, 2012	$151,974
Liabilities added from acquisitions	639
Liabilities added from drilling	2,803
Liabilities associated with assets sold	(1,092)
Current year accretion expense	8,463
Settlements	(3,758)
Revision of estimates	20,287

Asset retirement obligations at September 30, 2013	$179,316

Note 10 – Commitments and Contingencies

The Company has been named as a defendant in a number of lawsuits, including claims from royalty owners related to disputed royalty payments and royalty valuations. The Company has established reserves that management currently believes are adequate to provide for potential liabilities based upon its evaluation of these matters. With respect to a certain statewide class action royalty payment dispute, the parties in this case are currently engaged in settlement negotiations and based on the current status of those negotiations, the Company estimates a range of possible loss of $1 million to $4.5 million, for which an appropriate reserve has been established. For a certain statewide class action royalty payment dispute where a reserve has not yet been established, the Company has denied that it has any liability on the claims and has raised arguments and defenses that, if accepted by the court, will result in no loss to the Company. Discovery related to class certification has concluded. Briefing and the hearing on class certification have been deferred by court order pending the Tenth

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LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – Continued

(Unaudited)

Circuit Court of Appeals’ resolution of interlocutory appeals of two unrelated class certification orders. As a result, the Company is unable to estimate a possible loss, or range of possible loss, if any. In addition, the Company is involved in various other disputes arising in the ordinary course of business. The Company is not currently a party to any litigation or pending claims that it believes would have a material adverse effect on its overall business, financial position, results of operations or liquidity; however, cash flow could be significantly impacted in the reporting periods in which such matters are resolved.

On March 21, 2013, a purported stockholder class action captioned Nancy P. Assad Trust v. Berry Petroleum Co., et al. was filed in the District Court for the City and County of Denver, Colorado, No. 13-CV-31365. The action names as defendants Berry, the members of its board of directors, Bacchus HoldCo, Inc., a direct wholly owned subsidiary of Berry (“HoldCo”), Bacchus Merger Sub, Inc., a direct wholly owned subsidiary of HoldCo (“Bacchus Merger Sub”), LinnCo, LINN Energy and Linn Acquisition Company, LLC, a direct wholly owned subsidiary of LinnCo (“LinnCo Merger Sub”). On April 5, 2013, an amended complaint was filed, which alleges that the individual defendants breached their fiduciary duties in connection with the transactions by engaging in an unfair sales process that resulted in an unfair price for Berry, by failing to disclose all material information regarding the transactions, and that the entity defendants aided and abetted those breaches of fiduciary duty. The amended complaint seeks a declaration that the transactions are unlawful and unenforceable, an order directing the individual defendants to comply with their fiduciary duties, an injunction against consummation of the transactions, or, in the event they are completed, rescission of the transactions, an award of fees and costs, including attorneys’ and experts’ fees and expenses, and other relief. On May 21, 2013, the Colorado District Court stayed and administratively closed the Nancy P. Assad Trust action in favor of the Hall action described below that is pending in the Delaware Court of Chancery.

On April 12, 2013, a purported stockholder class action captioned David Hall v. Berry Petroleum Co., et al. was filed in the Delaware Court of Chancery, C.A. No. 8476-VCG. The complaint names as defendants Berry, the members of its board of directors, HoldCo, Bacchus Merger Sub, LinnCo, LINN Energy and LinnCo Merger Sub. The complaint alleges that the individual defendants breached their fiduciary duties in connection with the transactions by engaging in an unfair sales process that resulted in an unfair price for Berry, by failing to disclose all material information regarding the transactions, and that the entity defendants aided and abetted those breaches of fiduciary duty. The complaint seeks a declaration that the transactions are unlawful and unenforceable, an order directing the individual defendants to comply with their fiduciary duties, an injunction against consummation of the transactions, or, in the event they are completed, rescission of the transactions, an award of fees and costs, including attorneys’ and experts’ fees and expenses, and other relief. The Company is unable to estimate a possible loss, or range of possible loss, if any, at this time.

On July 9, 2013, Anthony Booth, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of Texas, against LINN Energy, Mark E. Ellis, Kolja Rockov, and David B. Rottino (the “Booth Action”). On July 18, 2013, the Catherine A. Fisher Trust, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of Texas, against the same defendants (the “Fisher Action”). On July 17, 2013, Don Gentry, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of Texas, against LINN Energy, LinnCo, Mark E. Ellis, Kolja Rockov, David B. Rottino, George A. Alcorn, David D. Dunlap, Terrence S. Jacobs, Michael C. Linn, Joseph P. McCoy, Jeffrey C. Swoveland, and the various underwriters for LinnCo’s initial public offering (the “Gentry Action”) (the Booth Action, Fisher Action, and Gentry Action together, the “Texas Federal Actions”). The Texas Federal Actions each assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) based on allegations that LINN Energy made false or misleading

FIN-84

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – Continued

(Unaudited)

statements relating to its hedging strategy, the cash flow available for distribution to unitholders, and LINN Energy’s energy production. The Gentry Action asserts additional claims under Sections 11 and 15 of the Securities Act of 1933 based on alleged misstatements relating to these issues in the prospectus and registration statement for LinnCo’s initial public offering. On September 23, 2013, the Southern District of Texas entered an order transferring the Texas Federal Actions to the Southern District of New York so that they could be consolidated with the New York Federal Actions, which are described below.

On July 10, 2013, David Adrian Luciano, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of New York, against LINN Energy, LinnCo, Mark E. Ellis, Kolja Rockov, David B. Rottino, George A. Alcorn, David D. Dunlap, Terrence S. Jacobs, Michael C. Linn, Joseph P. McCoy, Jeffrey C. Swoveland, and the various underwriters for LinnCo’s initial public offering (the “Luciano Action”). The Luciano Action asserts claims under Sections 11 and 15 of the Securities Act of 1933 based on alleged misstatements relating to LINN Energy’s hedging strategy, the cash flow available for distribution to unitholders and LINN Energy’s energy production in the prospectus and registration statement for LinnCo’s initial public offering. On July 12, 2013, Frank Donio, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of New York, against LINN Energy, Mark E. Ellis, Kolja Rockov, and David B. Rottino (the “Donio Action”). The Donio Action asserts claims under Sections 10(b) and 20(a) of the Exchange Act based on allegations that LINN Energy made false or misleading statements relating to its hedging strategy, the cash flow available for distribution to unitholders, and LINN Energy’s energy production. Several additional class action cases substantially similar to the Luciano Action and the Donio Action were subsequently filed in the Southern District of New York and assigned to the same judge (the Luciano Action, Donio Action, and all similar subsequently filed New York federal class actions together, the “New York Federal Actions”). The Texas Federal Actions and the New York Federal Actions have now been consolidated in the United States District Court for the Southern District of New York. The cases are in their preliminary stages and it is possible that additional similar actions could be filed. As a result, the Company is unable to estimate a possible loss, or range of possible loss, if any.

On July 10, 2013, Judy Mesirov, derivatively on behalf of nominal defendant LINN Energy, filed a shareholder derivative petition against Mark E. Ellis, Kolja Rockov, David B. Rottino, Arden L. Walker, Jr., Charlene A. Ripley, Michael C. Linn, Joseph P. McCoy, George A. Alcorn, Terrence S. Jacobs, David D. Dunlap, Jeffrey C. Swoveland, and Linda M. Stephens in the District Court of Harris County, Texas (the “Mesirov Action”). On July 12, 2013, John Peters, derivatively on behalf of nominal defendant LINN Energy, filed a shareholder derivative petition against many of the same defendants in the District Court of Harris County, Texas (the “Peters Action”). On August 26, 2013, Joseph Abdalla, derivatively on behalf of nominal defendant LINN Energy, filed a shareholder derivative petition against many of the same defendants in the District Court of Harris County, Texas (the “Abdalla Action”) (the Mesirov Action, Peters Action, and Abdalla Actions together, the “Texas State Court Derivative Actions”). On August 19, 2013, the Charlote J. Lombardo Trust of 2004, derivatively on behalf of nominal defendant LINN Energy, filed a shareholder derivative petition against many of the same defendants in the United States District Court for the Southern District of Texas (the “Lombardo Action”). On September 30, 2013, the Thelma Feldman Rev. Trust, derivatively on behalf of nominal defendant LINN Energy, filed a shareholder derivative petition against many of the same defendants (the “Feldman Rev. Trust Action”). On October 21, 2013, the Parker Family Trust of 2012, derivatively on behalf of nominal defendant LINN Energy, filed a shareholder derivative petition against many of the same defendants (the “Parker Family Trust Action”) (the Lombardo Action, Feldman Rev. Trust Action and Parker Family Trust Action together, the “Texas Federal Court Derivative Actions”) (the Texas State Court Derivative Action and Texas Federal Court Derivative Actions together, the “Texas Derivative Actions”). The Texas Derivative Actions assert derivative claims on behalf of LINN Energy against the individual defendants for alleged breaches of fiduciary duty, waste of corporate assets,

FIN-85

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – Continued

(Unaudited)

mismanagement, abuse of control, and unjust enrichment based on factual allegations similar to those in the Texas Federal Actions and the New York Federal Actions. The cases are in their preliminary stages and it is possible that additional similar actions could be filed in the District Court of Harris County, Texas, or in other jurisdictions. As a result, the Company is unable to estimate a possible loss, or range of possible loss, if any.

In 2008, Lehman Brothers Holdings Inc. and Lehman Brothers Commodity Services Inc. (together “Lehman”), filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Southern District of New York. In March 2011, the Company and Lehman entered into Termination Agreements under which the Company was granted general unsecured claims against Lehman in the amount of $51 million (the “Company Claim”). In December 2011, a Chapter 11 Plan (“Lehman Plan”) was approved by the Bankruptcy Court. Based on the recovery estimates described in the approved disclosure statement relating to the Lehman Plan, the Company expects to ultimately receive a substantial portion of the Company Claim. In April 2012, an initial distribution under the Lehman Plan of approximately $25 million was received by the Company resulting in a gain of approximately $18 million, and in April 2013, the Company received approximately $5 million of the Company Claim, both of which are included in “gains (losses) on oil and natural gas derivatives” on the condensed consolidated statements of operations. In the aggregate, the Company has received approximately $33 million, including approximately $3 million received in October 2012, of the Company Claim and additional distributions are expected to occur in the future.

Note 11 – Earnings Per Unit

Basic earnings per unit is computed by dividing net earnings attributable to unitholders by the weighted average number of units outstanding during each period. Diluted earnings per unit is computed by adjusting the average number of units outstanding for the dilutive effect, if any, of unit equivalents. The Company uses the treasury stock method to determine the dilutive effect.

FIN-86

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – Continued

(Unaudited)

The following table provides a reconciliation of the numerators and denominators of the basic and diluted per unit computations for net income:

	Net Income (Loss) (Numerator)	Units (Denominator)	Per Unit Amount
	(in thousands)
Three months ended September 30, 2013:
Net loss:
Allocated to units	$(30,060)
Allocated to participating securities	(1,266)

	$(31,326)

Net loss per unit:
Basic net loss per unit		233,552	$(0.13)
Dilutive effect of unit equivalents		—	—

Diluted net loss per unit		233,552	$(0.13)

Three months ended September 30, 2012:
Net loss:
Allocated to units	$(430,005)
Allocated to participating securities	(1,398)

	$(431,403)

Net loss per unit:
Basic net loss per unit		197,675	$(2.18)
Dilutive effect of unit equivalents		—	—

Diluted net loss per unit		197,675	$(2.18)

Nine months ended September 30, 2013:
Net income:
Allocated to units	$93,212
Allocated to participating securities	(3,796)

	$89,416

Net income per unit:
Basic net income per unit		233,393	$0.38
Dilutive effect of unit equivalents		372	—

Diluted net income per unit		233,765	$0.38

Nine months ended September 30, 2012:
Net loss:
Allocated to units	$(199,121)
Allocated to participating securities	(4,165)

	$(203,286)

Net loss per unit:
Basic net loss per unit		196,152	$(1.04)
Dilutive effect of unit equivalents		—	—

Diluted net loss per unit		196,152	$(1.04)

FIN-87

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – Continued

(Unaudited)

Basic units outstanding excludes the effect of weighted average anti-dilutive unit equivalents related to approximately 4 million and 3 million unit options and warrants for the three months and nine months ended September 30, 2013, respectively. Basic units outstanding excludes the effect of weighted average anti-dilutive unit equivalents related to approximately 1 million unit options and warrants for the three months and nine months ended September 30, 2012. All equivalent units were antidilutive for the three months ended September 30, 2013, and for the three months and nine months ended September 30, 2012.

Note 12 – Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes, with the exception of the state of Texas, in which income tax liabilities and/or benefits of the Company are passed through to its unitholders. Limited liability companies are subject to Texas margin tax. In addition, certain of the Company’s subsidiaries are Subchapter C-corporations subject to federal and state income taxes. As such, with the exception of the state of Texas and certain subsidiaries, the Company is not a taxable entity, it does not directly pay federal and state income taxes and recognition has not been given to federal and state income taxes for the operations of the Company. Amounts recognized for income taxes are reported in “income tax expense (benefit)” on the condensed consolidated statements of operations.

Note 13 – Supplemental Disclosures to the Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Cash Flows

“Other accrued liabilities” reported on the condensed consolidated balance sheets include the following:

	September 30, 2013	December 31, 2012
	(in thousands)
Accrued compensation	$24,931	$35,431
Accrued interest	124,029	72,668
Other	7,178	7,146

	$156,138	$115,245

Supplemental disclosures to the condensed consolidated statements of cash flows are presented below:

	Nine Months Ended September 30,
	2013	2012
	(in thousands)
Cash payments for interest, net of amounts capitalized	$240,261	$178,194

Cash payments for income taxes	$14	$306

Noncash investing activities:
In connection with the acquisition of oil and natural gas properties and joint-venture funding, assets were acquired and liabilities were assumed as follows:
Fair value of assets acquired	$47,901	$2,854,410
Cash paid	(28,524)	(2,487,767)
Receivables from sellers	3,654	772
Payables to sellers	(6,854)	(422)

Liabilities assumed	$16,177	$366,993

FIN-88

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – Continued

(Unaudited)

Included in “acquisition of oil and natural gas properties and joint-venture funding” on the condensed consolidated statements of cash flows for the nine months ended September 30, 2013, is approximately $112 million paid by the Company towards the future funding commitment related to the joint-venture agreement entered into with Anadarko and a deposit of approximately $53 million paid by the Company for the acquisition in the Permian Basin region that is pending at September 30, 2013 (see Note 2).

For purposes of the condensed consolidated statements of cash flows, the Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. Restricted cash of approximately $5 million is included in “other noncurrent assets” on the condensed consolidated balance sheets at September 30, 2013, and December 31, 2012, and represents cash deposited by the Company into a separate account and designated for asset retirement obligations in accordance with contractual agreements.

The Company manages its working capital and cash requirements to borrow only as needed from its Credit Facility. At December 31, 2012, net outstanding checks of approximately $35 million were reclassified and included in “accounts payable and accrued expenses” on the condensed consolidated balance sheet. There was no such balance at September 30, 2013. The Company presents net outstanding checks as cash flows from financing activities on the condensed consolidated statements of cash flows.

Note 14 – Related Party Transactions

LinnCo

LinnCo, an affiliate of LINN Energy, was formed on April 30, 2012, for the sole purpose of owning units in LINN Energy. In October 2012, LinnCo completed its IPO and used the net proceeds of approximately $1.2 billion from the offering to acquire 34,787,500 of LINN Energy’s units which represent approximately 15% of LINN Energy’s outstanding units at September 30, 2013. All of LinnCo’s common shares are held by the public. As of September 30, 2013, LinnCo had no significant assets or operations other than those related to its interest in LINN Energy. In connection with the pending acquisition of Berry (see Note 2), LinnCo intends to amend its limited liability company agreement to permit the acquisition and subsequent contribution of assets to LINN Energy.

LINN Energy has agreed to provide to LinnCo, or to pay on LinnCo’s behalf, any legal, accounting, tax advisory, financial advisory and engineering fees, printing costs or other administrative and out-of-pocket expenses incurred by LinnCo, along with any other expenses incurred in connection with any public offering of shares in LinnCo or incurred as a result of being a publicly traded entity. These expenses include costs associated with annual, quarterly and other reports to holders of LinnCo shares, tax return and Form 1099 preparation and distribution, NASDAQ listing fees, printing costs, independent auditor fees and expenses, legal counsel fees and expenses, limited liability company governance and compliance expenses and registrar and transfer agent fees. In addition, the Company has agreed to indemnify LinnCo and its officers and directors for damages suffered or costs incurred (other than income taxes payable by LinnCo) in connection with carrying out LinnCo’s activities.

For the three months and nine months ended September 30, 2013, LinnCo incurred total general and administrative expenses and certain offering costs of approximately $1 million and $15 million, respectively, of which approximately $9 million had been paid by LINN Energy on LinnCo’s behalf as of September 30, 2013. The expenses for the three months and nine months ended September 30, 2013, include approximately $125,000 and $13 million, respectively, of transaction costs related to professional services rendered by third parties in connection with the pending acquisition of Berry (see Note 2). The expenses for the three months and nine

FIN-89

LINN ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – Continued

(Unaudited)

months ended September 30, 2013, also include approximately $403,000 and $1 million, respectively, related to services provided by LINN Energy necessary for the conduct of LinnCo’s business, such as accounting, legal, tax, information technology and other expenses. The offering costs of approximately $361,000 were incurred in connection with LinnCo’s registration statement on Form S-4 also related to the pending acquisition of Berry. All expenses and costs paid by LINN Energy on LinnCo’s behalf are accounted for as investment at cost.

During the nine months ended September 30, 2013, the Company paid approximately $76 million in distributions to LinnCo attributable to LinnCo’s interest in LINN Energy.

Other

One of the Company’s directors is the President and Chief Executive Officer of Superior Energy Services, Inc. (“Superior”), which provides oilfield services to the Company. For the three months and nine months ended September 30, 2013, the Company paid approximately $7 million and $20 million, respectively, to Superior and its subsidiaries for services rendered to the Company. The transactions associated with these payments were consummated on terms equivalent to those that prevail in arm’s-length transactions.

Note 15 – Subsidiary Guarantors

The November 2019 Senior Notes, the May 2019 Senior Notes and the 2010 Issued Notes are guaranteed by all of the Company’s material subsidiaries. The Company is a holding company and has no independent assets or operations of its own, the guarantees under each series of notes are full and unconditional and joint and several, and any subsidiaries of the Company other than the subsidiary guarantors are minor. There are no restrictions on the Company’s ability to obtain cash dividends or other distributions of funds from the guarantor subsidiaries.

Note 16 – SEC Inquiry

As disclosed on July 1, 2013, the Company and its affiliate, LinnCo, have been notified by the staff of the SEC that its Fort Worth Regional Office has commenced an inquiry regarding LINN Energy and LinnCo (the “SEC inquiry”). The SEC staff is investigating whether any violations of federal securities laws have occurred. The SEC staff has requested the production of documents and communications that are potentially relevant to, among other things, LINN Energy and LinnCo’s use of non-GAAP financial measures and disclosures related to LINN Energy’s hedging strategy. The SEC staff has stated that the fact of the inquiry should not be construed as an indication that the SEC or its staff has a negative view of any entity, individual or security. Both LINN Energy and LinnCo are cooperating fully with the SEC in this matter. Due to the pending SEC inquiry, the timing of closing of the merger with Berry is uncertain. LINN Energy and LinnCo are unable to predict the timing or outcome of the SEC inquiry or estimate the nature or amount of any possible sanction the SEC could seek to impose, which could include a fine, penalty, or court or administrative order prohibiting specific conduct, or a potential restatement of LINN Energy’s or LinnCo’s financial statements, any of which could be material. No provision for losses has been recorded for this exposure.

FIN-90

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Unitholders

Linn Energy, LLC

We have audited the accompanying Statement of Revenues and Direct Operating Expenses of the Assets acquired from BP America Production Company (“BP”) for the year ended December 31, 2011. This financial statement is the responsibility of Linn Energy, LLC management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the basis of accounting used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1. The presentation is not intended to be a complete financial statement presentation of the properties described above.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the revenues and direct operating expenses, as described in Note 1, of the assets acquired from BP for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Houston, Texas

April 30, 2012

FIN-91

LINN ENERGY, LLC

STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES OF THE HUGOTON

ASSETS ACQUIRED FROM BP AMERICA PRODUCTION COMPANY

Year Ended December 31, 2011, and

Three Months Ended March 31, 2012, and March 31, 2011

(in thousands)

	Three Months Ended		Year Ended December 31, 2011
	March 31, 2012	March 31, 2011
	(unaudited)		(audited)
Revenues – oil, natural gas and natural gas liquids sales	$56,882	$64,544	$290,240
Direct operating expenses	25,124	26,520	103,490
Third party natural gas purchases	6,188	7,611	37,675

Excess of revenues over direct operating expenses and third party natural gas purchases	$25,570	$30,413	$149,075

The accompanying notes are an integral part of the Statements of Revenues and Direct Operating Expenses.

FIN-92

LINN ENERGY, LLC

HUGOTON ASSETS ACQUIRED FROM BP AMERICA PRODUCTION COMPANY

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

Year Ended December 31, 2011, and

Three Months Ended March 31, 2012, and March 31, 2011

Note 1 – Basis of Presentation

On February 27, 2012, the Company entered into a definitive purchase and sale agreement to acquire certain oil and natural gas properties (“Properties”) located primarily in the Hugoton Basin of Southwestern Kansas from BP America Production Company (“BP”). The acquisition closed March 30, 2012, for total consideration of approximately $1.17 billion, and was financed primarily with proceeds from a private offering by the Company of 6.25% senior notes due November 2019 which were issued March 2, 2012.

The accompanying statements of revenues and direct operating expenses were prepared from the historical accounting records of BP. These statements are not intended to be a complete presentation of the results of operations of the Properties acquired from BP. The statements do not include general and administrative expense, effects of derivative transactions, interest income or expense, depreciation, depletion and amortization, any provision for income tax expenses and other income and expense items not directly associated with revenues from the Properties. Historical financial statements reflecting financial position, results of operations and cash flows required by United States of America generally accepted accounting principles (“GAAP”) are not presented as such information is not readily available and not meaningful to the Properties. Accordingly, the accompanying statements of revenues and direct operating expenses are presented in lieu of the financial statements required under Rule 3-05 of Securities and Exchange Commission (“SEC”) Regulation S-X.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates. Any changes in estimates resulting from continuous changes in the economic environment will be reflected in the financial statements in future periods.

Revenues representative of the ownership interest in the Properties acquired from BP are presented on a gross basis on the statements of revenues and direct operating expenses. Sales of oil, natural gas and natural gas liquids (“NGL”) are recognized when the product has been delivered to a custody transfer point, persuasive evidence of a sales arrangement exists, the rights and responsibility of ownership pass to the purchaser upon delivery, collection of revenue from the sale is reasonably assured, and the sales price is fixed or determinable.

The statements of revenues and direct operating expenses for the three months ended March 31, 2012, and March 31, 2011, are unaudited, but in the opinion of management include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the results of the interim periods.

Note 2 – Commitments and Contingencies

Pursuant to the terms of the purchase and sale agreement between BP and LINN Energy, certain claims, litigation and liabilities arising in connection with ownership of the acquired Properties prior to the effective date are retained by BP. Notwithstanding this indemnification, LINN Energy is not aware of any legal, environmental or other commitments or contingencies that would have a material effect on the statements of revenues and direct operating expenses.

FIN-93

LINN ENERGY, LLC

HUGOTON ASSETS ACQUIRED FROM BP AMERICA PRODUCTION COMPANY

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES – Continued

Year Ended December 31, 2011, and

Three Months Ended March 31, 2012, and March 31, 2011

Note 3 – Subsequent Events

Management has evaluated subsequent events through April 30, 2012, the date the statements of revenues and direct operating expenses were available to be issued, and has concluded no events need to be reported during this period.

Note 4 – Supplemental Oil and Natural Gas Reserve Information (Unaudited)

Estimated Quantities of Proved Oil and Natural Gas Reserves

Estimated quantities of proved oil, natural gas and NGL reserves at December 31, 2011, and changes in the reserves during the year, are shown below. These reserve estimates have been prepared in compliance with SEC regulations using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month.

	Natural Gas (MMcf)	Oil and NGL (MBbls)	Total (MMcfe)
Proved developed and undeveloped reserves:
Beginning of year	471,795	46,672	751,824
Revisions of previous estimates	7,839	811	12,705
Production	(29,211)	(3,122)	(47,942)

End of year	450,423	44,361	716,587

Proved developed reserves:
Beginning of year	471,795	46,672	751,824
End of year	450,423	44,361	716,587
Proved undeveloped reserves:
Beginning of year	—	—	—
End of year	—	—	—

FIN-94

LINN ENERGY, LLC

HUGOTON ASSETS ACQUIRED FROM BP AMERICA PRODUCTION COMPANY

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES – Continued

Year Ended December 31, 2011, and

Three Months Ended March 31, 2012, and March 31, 2011

Standardized Measure of Discounted Future Net Cash Flows

Information with respect to the standardized measure of discounted future net cash flows relating to proved reserves is summarized below. Future cash inflows are computed by applying applicable prices relating to the Properties’ proved reserves to the year-end quantities of those reserves. Future production, development, site restoration and abandonment costs are derived based on current costs assuming continuation of existing economic conditions. There are no future income tax expenses because the Company is not subject to federal income taxes.

December 31, 2011
(in thousands)
Future estimated revenues	$3,892,894
Future estimated production costs	(1,740,911)
Future estimated development costs	(34,753)

Future net cash flows	2,117,230
10% annual discount for estimated timing of cash flows	(1,138,761)

Standardized measure of discounted future net cash flows	$978,469

Representative NYMEX prices: (1)
Natural gas (MMBtu)	$4.12
Oil (Bbl)	$95.84

(1)

In accordance with SEC regulations, reserves at December 31, 2011, were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The price used to estimate reserves is held constant over the life of the reserves.

The following summarizes the principal sources of change in the standardized measure of discounted future net cash flows during the year ended December 31, 2011 (in thousands):

Sales of oil and natural gas produced during the period	$(149,075)
Changes in estimated future development costs	(59)
Net change in sales prices and production costs related to future production	94,698
Net change due to revisions in quantity estimates	19,811
Accretion of discount	106,219
Changes in production rates and other	(155,318)

$(83,724)

The data presented should not be viewed as representing the expected cash flow from, or current value of, existing proved reserves since the computations are based on a large number of estimates and arbitrary assumptions. Reserve quantities cannot be measured with precision and their estimation requires many judgmental determinations and frequent revisions. The required projection of production and related expenditures over time requires further estimates with respect to pipeline availability, rates of demand and governmental control. Actual future prices and costs are likely to be substantially different from current prices and costs utilized in the computation of reported amounts. Any analysis or evaluation of the reported amounts should give specific recognition to the computational methods utilized and the limitations inherent therein.

FIN-95

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Unitholders

Linn Energy, LLC

We have audited the accompanying statements of revenues and direct operating expenses of the Green River Assets acquired from BP America Production Company (“BP”) for the years ended December 31, 2011 and 2010. These financial statements are the responsibility of Linn Energy, LLC management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the basis of accounting used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1. The presentation is not intended to be a complete financial statement presentation of the properties described above.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the revenues and direct operating expenses, as described in Note 1, of the Green River Assets acquired from BP for the years ended December 31, 2011 and 2010, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Houston, Texas

September 17, 2012

FIN-96

LINN ENERGY, LLC

STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES OF THE GREEN RIVER

ASSETS ACQUIRED FROM BP AMERICA PRODUCTION COMPANY

Years Ended December 31, 2011, and December 31, 2010, and

Six Months Ended June 30, 2012, and June 30, 2011

(in thousands)

	Six Months Ended		Years Ended
	June 30, 2012	June 30, 2011	December 31, 2011	December 31, 2010
	(unaudited)		(audited)
Revenues – oil, natural gas and natural gas liquid sales	$86,655	$164,207	$312,263	$391,446
Direct operating expenses	38,628	52,739	$108,427	108,925

Excess of revenues over direct operating expenses	$48,027	$111,468	$203,836	$282,521

The accompanying notes are an integral part of the Statements of Revenues and Direct Operating Expenses.

FIN-97

LINN ENERGY, LLC

GREEN RIVER ASSETS ACQUIRED FROM BP AMERICA PRODUCTION COMPANY

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

Years Ended December 31, 2011, and December 31, 2010, and

Six Months Ended June 30, 2012, and June 30, 2011

Note 1 – Basis of Presentation

On June 21, 2012, the Company entered into a definitive purchase and sale agreement to acquire certain oil and natural gas properties (“BP Green River Properties”) in the Jonah Field, located in the Green River Basin of southwest Wyoming, from BP America Production Company (“BP”). The acquisition closed July 31, 2012, for total consideration of approximately $990 million, and was financed with borrowings under the Company’s credit facility.

The accompanying statements of revenues and direct operating expenses were prepared from the historical accounting records of BP. These statements are not intended to be a complete presentation of the results of operations of the operations of the BP Green River Properties. The statements do not include general and administrative expense, effects of derivative transactions, interest income or expense, depreciation, depletion and amortization, any provision for income tax expenses and other income and expense items not directly associated with revenues from the BP Green River Properties. Historical financial statements reflecting financial position, results of operations and cash flows required by United States of America generally accepted accounting principles (“GAAP”) are not presented as such information is not readily available and not meaningful to the BP Green River Properties. Accordingly, the accompanying statements of revenues and direct operating expenses are presented in lieu of the financial statements required under Rule 3-05 of Securities and Exchange Commission (“SEC”) Regulation S-X.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates. Any changes in estimates resulting from continuous changes in the economic environment will be reflected in the financial statements in future periods.

Revenues representative of the ownership interest in the BP Green River Properties are presented on a gross basis on the statements of revenues and direct operating expenses. Sales of oil, natural gas and natural gas liquids (“NGL”) are recognized when the product has been delivered to a custody transfer point, persuasive evidence of a sales arrangement exists, the rights and responsibility of ownership pass to the purchaser upon delivery, collection of revenue from the sale is reasonably assured, and the sales price is fixed or determinable.

The statements of revenues and direct operating expenses for the six months ended June 30, 2012, and June 30, 2011, are unaudited, but in the opinion of management include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the results of the interim periods.

Note 2 – Commitments and Contingencies

Pursuant to the terms of the purchase and sale agreement between BP and LINN Energy, certain claims, litigation and liabilities arising in connection with ownership of the acquired BP Green River Properties prior to the effective date are retained by BP. Notwithstanding this indemnification, LINN Energy is not aware of any legal, environmental or other commitments or contingencies that would have a material effect on the statements of revenues and direct operating expenses.

FIN-98

LINN ENERGY, LLC

GREEN RIVER ASSETS ACQUIRED FROM BP AMERICA PRODUCTION COMPANY

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES – Continued

Years Ended December 31, 2011, and December 31, 2010, and

Six Months Ended June 30, 2012, and June 30, 2011

Note 3 – Subsequent Events

Management has evaluated subsequent events through September 17, 2012, the date the statements of revenues and direct operating expenses were available to be issued, and has concluded no events need to be reported during this period.

Note 4 – Supplemental Oil and Natural Gas Reserve Information (Unaudited)

Estimated Quantities of Proved Oil and Natural Gas Reserves

Estimated quantities of proved oil, natural gas and NGL reserves at December 31, 2011, and December 31, 2010, and changes in the reserves during the year, are shown below. These reserve estimates have been prepared in compliance with SEC regulations using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month.

	Year Ended December 31, 2011
	Natural Gas (MMcf)	Oil and NGL (MBbls)	Total (MMcfe)
Proved developed and undeveloped reserves:
Beginning of year	679,331	40,986	925,245
Revisions of previous estimates	3,647	236	5,068
Production	(54,818)	(2,280)	(68,501)

End of year	628,160	38,942	861,812

Proved developed reserves:
Beginning of year	402,467	22,897	539,849
End of year	350,177	20,779	474,853
Proved undeveloped reserves:
Beginning of year	276,864	18,089	385,396
End of year	277,983	18,163	386,959

	Year Ended December 31, 2010
	Natural Gas (MMcf)	Oil and NGL (MBbls)	Total (MMcfe)
Proved developed and undeveloped reserves:
Beginning of year	727,373	42,734	983,779
Revisions of previous estimates	18,686	1,208	25,927
Production	(66,728)	(2,956)	(84,461)

End of year	679,331	40,986	925,245

Proved developed reserves:
Beginning of year	455,969	25,006	606,009
End of year	402,467	22,897	539,849
Proved undeveloped reserves:
Beginning of year	271,404	17,728	377,770
End of year	276,864	18,089	385,396

FIN-99

LINN ENERGY, LLC

GREEN RIVER ASSETS ACQUIRED FROM BP AMERICA PRODUCTION COMPANY

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES – Continued

Years Ended December 31, 2011, and December 31, 2010, and

Six Months Ended June 30, 2012, and June 30, 2011

Standardized Measure of Discounted Future Net Cash Flows

Information with respect to the standardized measure of discounted future net cash flows relating to proved reserves is summarized below. Future cash inflows are computed by applying applicable prices relating to the BP Green River Properties’ proved reserves to the year-end quantities of those reserves. Future production, development, site restoration and abandonment costs are derived based on current costs assuming continuation of existing economic conditions. There are no future income tax expenses because the Company is not subject to federal income taxes.

	December 31,
	2011	2010
	(in thousands)
Future estimated revenues	$4,190,099	$3,945,586
Future estimated production costs	(1,704,182)	(1,614,721)
Future estimated development costs	(564,964)	(513,416)

Future net cash flows	1,920,953	1,817,449
10% annual discount for estimated timing of cash flows	(938,572)	(788,267)

Standardized measure of discounted future net cash flows	$982,381	$1,029,182

Representative NYMEX prices: (1)
Natural gas (MMBtu)	$4.12	$4.38
Oil (Bbl)	$95.84	$79.29

(1)

In accordance with SEC regulations, reserves at December 31, 2011, and December 31, 2010, were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The price used to estimate reserves is held constant over the life of the reserves.

The following summarizes the principal sources of change in the standardized measure of discounted future net cash flows:

	December 31,
	2011	2010
	(in thousands)
Sales of oil and natural gas produced during the period	$(203,836)	$(282,521)
Changes in estimated future development costs	(26,362)	(26,651)
Net change in sales prices and production costs related to future production	194,908	410,037
Net change due to revisions in quantity estimates	8,278	43,377
Accretion of discount	102,918	97,128
Changes in production rates and other	(122,707)	(183,467)

	$(46,801)	$57,903

The data presented should not be viewed as representing the expected cash flow from, or current value of, existing proved reserves since the computations are based on a large number of estimates and arbitrary assumptions. Reserve quantities cannot be measured with precision and their estimation requires many judgmental determinations and frequent revisions. The required projection of production and related expenditures over time requires further estimates with respect to pipeline availability, rates of demand and governmental control. Actual future prices and costs are likely to be substantially different from current prices and costs utilized in the computation of reported amounts. Any analysis or evaluation of the reported amounts should give specific recognition to the computational methods utilized and the limitations inherent therein.

FIN-100

Annex A

Agreement and Plan of Merger, dated as of February 20, 2013, as amended as of November 3, 2013, by and among Berry Petroleum Company, Bacchus Holdco, Inc., Bacchus Merger Sub, Inc., LinnCo, LLC, Linn Acquisition Company, LLC and Linn Energy, LLC (composite copy incorporating the Agreement and Plan of Merger, dated as of February 20, 2013 and Amendment No. 1 to Agreement and Plan of Merger, dated as of November 3, 2013).

Each reference in the Agreement and Plan of Merger to “this Agreement,” “hereof,” “hereunder” or words of like import referring to the Agreement and Plan of Merger shall mean and be a reference to the Agreement and Plan of Merger as amended by Amendment No. 1 to Agreement and Plan of Merger. Each reference in the Agreement and Plan of Merger to the “Company Disclosure Schedule” shall mean and be a reference to the Company Disclosure Schedule as amended by Amendment No. 1 to Agreement and Plan of Merger. All references in the Agreement and Plan of Merger, the Company Disclosure Schedule and the Linn Party Disclosure Schedule to “the date hereof” or “the date of this Agreement” shall refer to February 20, 2013.

Annex A

Composite Copy

AGREEMENT AND PLAN OF MERGER

by and among

BERRY PETROLEUM COMPANY,

BACCHUS HOLDCO, INC.

BACCHUS MERGER SUB, INC.

LINNCO, LLC,

LINN ACQUISITION COMPANY, LLC

and

LINN ENERGY, LLC

Dated as of February 20, 2013,

As Amended as of November 3, 2013

ARTICLE I.

THE TRANSACTIONS

A-i

A-ii

ARTICLE VI.

CONDITIONS TO THE PRINCIPAL TRANSACTIONS
Section 6.1	Conditions to Each Party’s Obligation to Effect the Principal Transactions	A-56
Section 6.2	Conditions to Obligation of the Company to Effect the Mergers and the Conversion	A-57
Section 6.3	Conditions to Obligation of LinnCo to Effect the LinnCo Merger	A-58
Section 6.4	Frustration of Closing Conditions	A-58

ARTICLE VII.

TERMINATION

Section 7.1	Termination or Abandonment	A-59
Section 7.2	Effect of Termination	A-60
Section 7.3	Termination Fees; Expenses	A-60

ARTICLE VIII.

MISCELLANEOUS

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 20, 2013, as amended as of November 3, 2013, is by and among Berry Petroleum Company, a Delaware corporation (the “Company”), Bacchus HoldCo, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“HoldCo”), Bacchus Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of HoldCo (“Bacchus Merger Sub”), LinnCo, LLC, a Delaware limited liability company (“LinnCo”), Linn Acquisition Company, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of LinnCo (“LinnCo Merger Sub”), and Linn Energy, LLC, a Delaware limited liability company (“Linn”).

WITNESSETH:

WHEREAS, the parties intend that (a) at the HoldCo Effective Time, Bacchus Merger Sub shall be merged with and into the Company pursuant to the HoldCo Merger, with (i) each outstanding share of Company Common Stock being converted into one share of HoldCo Common Stock and (ii) the Company surviving as a direct wholly owned subsidiary of HoldCo, and (b) after the HoldCo Merger and prior to the LinnCo Effective Time, the Company shall be converted from a Delaware corporation to a Delaware limited liability company pursuant to the Company Conversion, in each case as more fully described in this Agreement and on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the parties further intend that, following the Conversion, (a) at the LinnCo Effective Time, HoldCo shall be merged with and into LinnCo Merger Sub pursuant to the LinnCo Merger, with (i) each outstanding share of HoldCo Common Stock being converted into the right to receive 1.68 newly issued LinnCo Common Shares and (ii) LinnCo Merger Sub surviving as a direct wholly owned subsidiary of LinnCo, and (b) after the LinnCo Merger, all of the outstanding limited liability company interests in LinnCo Merger Sub shall be contributed to Linn in exchange for newly issued Linn Units pursuant to the Contribution and Issuance, in each case as more fully described in this Agreement and on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company has (a) unanimously determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the HoldCo Merger, the Conversion and the LinnCo Merger and (c) resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the respective Boards of Directors of HoldCo and Bacchus Merger Sub have (a) unanimously determined that it is in the best interests of HoldCo and Bacchus Merger Sub, respectively, and their respective sole stockholders, and declared it advisable, to enter into this Agreement and (b) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the HoldCo Merger and the Conversion;

WHEREAS, the Board of Directors of LinnCo has (a) unanimously determined that it is in the best interests of LinnCo and its shareholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the LinnCo Merger and the Contribution and Issuance, (c) declared advisable the LinnCo Amendments and (d) resolved to recommend approval of the issuance of LinnCo Common Shares in the LinnCo Merger (the “LinnCo Issuance”) and the approval of the LinnCo Amendments and the Contribution by the shareholders of LinnCo;

WHEREAS, LinnCo, as the sole member of LinnCo Merger Sub has (a) determined that it is in the best interests of LinnCo Merger Sub, and declared it advisable, to enter into this Agreement and (b) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the LinnCo Merger;

WHEREAS, the Board of Directors of Linn has (a) unanimously determined that it is in the best interests of Linn and its members, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Contribution and Issuance and (c) resolved to recommend approval of the Issuance by the members of Linn;

WHEREAS, for U.S. federal income tax purposes, it is intended that (a) each of (i) the HoldCo Merger and the Company Conversion, taken together, and (ii) the LinnCo Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder, and this Agreement is intended to be and is adopted as a separate “plan of reorganization” for each Merger within the meaning of Treasury Regulation Section 1.368-2(g) for purposes of Sections 354 and 361 of the Code; and (b) the issuance of Linn Units to LinnCo pursuant to the Contribution and Issuance will qualify as an exchange to which Section 721(a) of the Code applies; and

WHEREAS, the Company, HoldCo and Bacchus Merger Sub (collectively, the “Company Parties”), on the one hand, and LinnCo, LinnCo Merger Sub and Linn (collectively, the “Linn Parties”), on the other hand, desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I.

THE TRANSACTIONS

Section 1.1    The Mergers; The Conversion; The Contribution and Issuance.

(a) The HoldCo Merger.

(i) At the HoldCo Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), Bacchus Merger Sub shall be merged with and into the Company (the “HoldCo Merger”), whereupon the separate corporate existence of Bacchus Merger Sub shall cease, and the Company shall continue its existence under Delaware law as the surviving corporation in the HoldCo Merger and a direct wholly owned subsidiary of HoldCo.

(ii) On the Closing Date, the Company and Bacchus Merger Sub shall file with the Secretary of State of the State of Delaware a certificate of merger (the “HoldCo Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL in order to effect the HoldCo Merger. The HoldCo Merger shall become effective at such time as the HoldCo Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed among the parties and specified in the HoldCo Certificate of Merger in accordance with the relevant provisions of the DGCL (such date and time is referred to herein as the “HoldCo Effective Time”).

(b) The Conversion.

(i) On the Closing Date, following the HoldCo Effective Time and prior to the LinnCo Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”), the Company shall be converted from a Delaware corporation to a Delaware limited liability company (the “Company Conversion”) and each corporate Subsidiary of the Company shall convert to a limited liability company (the “Subsidiary Conversions” and collectively with the Company Conversion, the “Conversion”).

(ii) On the Closing Date, the Company shall file with the Secretary of State of the State of Delaware one or more certificates of conversion (each, a “Certificate of Conversion”) and one or more certificates of formation (each, a “Certificate of Formation”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL and the DLLCA to effect the Conversion. The Conversion shall become effective at such time as the applicable Certificate of Conversion and Certificate of Formation has been filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed among the parties and specified in the Certificate of Conversion and Certificate of Formation in accordance with the relevant provisions of the DGCL and the DLLCA; provided that such date and time must be after the HoldCo Effective Time and prior to the LinnCo Effective Time (such date and time is referred to herein as the “Conversion Effective Time”).

(c) The LinnCo Merger.

(i) On the Closing Date, following the Conversion Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL and DLLCA, HoldCo shall be merged with and into LinnCo Merger Sub (the “LinnCo Merger” and together with the HoldCo Merger, the “Mergers”), whereupon the separate corporate existence of HoldCo shall cease, and LinnCo Merger Sub shall continue its existence under Delaware law as the surviving company in the LinnCo Merger. LinnCo Merger Sub is sometimes referred to herein as the “Surviving Company”.

(ii) On the Closing Date, LinnCo and HoldCo shall file with the Secretary of State of the State of Delaware a certificate of merger (the “LinnCo Certificate of Merger” and together with the HoldCo Certificate of Merger, the “Certificates of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL and DLLCA in order to effect the LinnCo Merger. The LinnCo Merger shall become effective at such time as the LinnCo Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed among the parties and specified in the LinnCo Certificate of Merger in accordance with the relevant provisions of the DGCL and DLLCA; provided that such date and time must be after the Conversion Effective Time (such date and time is referred to herein as the “LinnCo Effective Time”).

(d) The Contribution and Issuance.

(i) On the Closing Date, following the LinnCo Effective Time, LinnCo shall contribute all of the outstanding equity interests in the Surviving Company to Linn (the “Contribution”) in exchange for the issuance by Linn to LinnCo of a number of newly issued Linn Units equal to the greater of (1) the aggregate number of LinnCo Common Shares issuable pursuant to Section 2.1(b)(i) (including the Excess Merger Shares sold pursuant to Section 2.1(e)) and Section 2.3(c) and (2) the number of Linn Units as is necessary to cause LinnCo to own no less than one-third (1/3rd) of all of the outstanding Linn Units following the Contribution (the “Issuance”). As a result of the Contribution, the Company shall become an indirect wholly owned subsidiary of Linn. If, between the date of this Agreement and the Issuance, the outstanding shares of Company Common Stock, LinnCo Common Shares or Linn Units shall have been changed into a different number of shares or units or a different class of shares or units by reason of any equity dividend or distribution, subdivision, reorganization, reclassification, recapitalization, equity split, reverse equity split, combination or exchange of shares or units, or any similar event shall have occurred, then the number of Linn Units to be issued in the Issuance pursuant to clause (1) of this Section 1.1(d)(i) shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this

Section 1.1(d)(i) shall be construed to permit any Company Party or any Linn Party to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(ii) The Linn Parties shall cause the Contribution and Issuance to be consummated on the Closing Date after the LinnCo Effective Time by executing an assignment and assumption agreement or other instrument of transfer or conveyance (in each case, in form and substance reasonably acceptable to the parties hereto) to (A) sell, transfer and convey to Linn all of the outstanding equity interests in the Surviving Company and by issuing to LinnCo evidence of ownership of the Linn Units issued in the Issuance and (B) to assume all liabilities of HoldCo and the Company to which LinnCo or the Surviving Company succeeds.

Section 1.2    Closing. The closing of the Transactions (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 811 Main Street, Suite 3700, Houston, Texas at 10:00 a.m., local time, on the fifth business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the parties may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3    Effects of the Mergers. The effects of the Mergers shall be as provided in this Agreement and in the applicable provisions of the DGCL and DLLCA. Without limiting the generality of the foregoing, and subject thereto, (a) at the HoldCo Effective Time, all of the property, rights, privileges, powers and franchises of Bacchus Merger Sub shall vest in the Company as the surviving corporation in the HoldCo Merger, and all debts, liabilities and duties of Bacchus Merger Sub shall become the debts, liabilities and duties of the Company, as provided under the DGCL, and (b) at the LinnCo Effective Time, all of the property, rights, privileges, powers and franchises of HoldCo, including all of the outstanding equity interests in the Company, shall vest in the Surviving Company, and all debts, liabilities and duties of HoldCo shall become the debts, liabilities and duties of the Surviving Company, as provided under the DGCL and DLLCA.

Section 1.4    Organizational Documents.

(a) At the HoldCo Effective Time, the certificate of incorporation and bylaws of the Company shall be the certificate of incorporation and bylaws of the surviving corporation in the HoldCo Merger.

(b) At the Conversion Effective Time, the certificate of formation and limited liability company agreement of the Company (the “Company LLC Agreement”) shall be as set forth in Annex A and Annex B, respectively, until thereafter amended in accordance with the provisions thereof and applicable Law.

(c) At the LinnCo Effective Time, the certificate of formation of LinnCo Merger Sub shall be the certificate of formation of the Surviving Company, until thereafter amended in accordance with the provisions thereof and applicable Law. At the LinnCo Effective Time, the limited liability company agreement of LinnCo Merger Sub shall be the limited liability company agreement of the Surviving Company, until thereafter amended in accordance with the provisions thereof and applicable Law.

(d) In the event that the LinnCo Amendments shall have been approved by the LinnCo shareholders, at the LinnCo Effective Time, the limited liability company agreement of LinnCo shall be amended as set forth in Annex C.

Section 1.5    Directors.

(a) Subject to applicable Law, (i) the directors of the Company immediately prior to the HoldCo Effective Time shall be, as of the Holdco Effective Time, the directors of the surviving corporation in the HoldCo Merger and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal and (ii) the directors of LinnCo immediately prior to the LinnCo Effective Time shall be, as of the LinnCo Effective Time, the directors of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

(b) Subject to applicable Law, the Board of Directors of Linn shall take such actions as are necessary to appoint, effective as of the LinnCo Effective Time, at least one member of the Board of Directors of the Company prior to the HoldCo Effective Time to serve either on the Board of Directors of Linn or the Board of Directors of LinnCo.

Section 1.6    Officers. The officers of the Company immediately prior to the HoldCo Effective Time shall be the officers of the surviving corporation in the HoldCo Merger and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The officers of LinnCo immediately prior to the LinnCo Effective Time shall be, as of the LinnCo Effective Time, the officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE II.

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1    Effect on Capital Stock or Common Shares.

(a) Effect of HoldCo Effective Time. At the HoldCo Effective Time, by virtue of the HoldCo Merger and without any action on the part of the Company, HoldCo, Bacchus Merger Sub or the holder of any shares of Company Common Stock, shares of HoldCo Common Stock or shares of Bacchus Merger Sub Common Stock:

(i) Conversion of Bacchus Merger Sub Common Stock. Each share of Bacchus Merger Sub common stock, par value $0.01 per share (“Bacchus Merger Sub Common Stock”), issued and outstanding immediately prior to the HoldCo Effective Time shall automatically be converted into and become one share of common stock of the Company as the surviving corporation in the Holdco Merger.

(ii) Cancellation of Certain Company Common Stock. Each share of Company Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), and each share of Company Class B Common Stock, par value $0.01 per share (“Class B Common Stock” and together with the Class A Common Stock, “Company Common Stock”), that is owned or held in treasury by the Company and each share of Company Common Stock issued and outstanding immediately prior to the HoldCo Effective Time that is owned by LinnCo, Linn or any of their respective Subsidiaries shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor.

(iii) Cancellation of Certain HoldCo Common Stock. Each share of HoldCo Class A common stock, par value $0.01 per share (“HoldCo Class A Common Stock”), and each share of HoldCo Class B common stock, par value $0.01 per share (“HoldCo Class B Common Stock” and together with the HoldCo Class A Common Stock “HoldCo Common Stock”), that is owned or held by the Company shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iv) Conversion of Company Common Stock. Each share of Class A Common Stock issued and outstanding immediately prior to the HoldCo Effective Time, other than any Cancelled Shares and other than any Dissenting Shares, shall be converted automatically into the right to receive one share of HoldCo Class A Common Stock. Each share of Class B Common Stock issued and outstanding immediately prior to the HoldCo Effective Time, other than any Cancelled Shares and other than any Dissenting Shares, shall be converted automatically into the right to receive one share of HoldCo Class B Common Stock.

(v) Effect of Conversion of Company Common Stock. All of the shares of Company Common Stock converted into the shares of HoldCo Common Stock pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the HoldCo Effective Time, and uncertificated shares of Company Common Stock represented by book-entry form (“Company Book-Entry Shares”) and each certificate that, immediately prior to the HoldCo Effective Time, represented any such shares of Company Common Stock (a “Company Certificate”) shall thereafter represent only the shares of HoldCo Common Stock into which the shares of Company Common Stock represented by such Company Book-Entry Shares or Company Certificate have been converted pursuant to this Section 2.1.

(b) Effect of LinnCo Effective Time. At the LinnCo Effective Time, by virtue of the LinnCo Merger and without any action on the part of LinnCo Merger Sub, HoldCo or the holder of any limited liability company interest in LinnCo Merger Sub or shares of HoldCo Common Stock:

(i) Conversion of HoldCo Common Stock. Subject to the other provisions of this Article II, each share of HoldCo Common Stock issued and outstanding immediately prior to the LinnCo Effective Time, other than any Dissenting Shares, shall be converted automatically into and shall thereafter represent the right to receive 1.68 (the “Exchange Ratio”) newly issued LinnCo Common Shares (the “Merger Consideration”).

(ii) Effect of Conversion of HoldCo Common Stock. All of the shares of HoldCo Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the LinnCo Effective Time, and uncertificated shares of HoldCo Common Stock represented by book-entry form (“HoldCo Book-Entry Shares” and together with Company Book-Entry Shares, “Book-Entry Shares”) and each certificate that, immediately prior to the LinnCo Effective Time, represented any such shares of HoldCo Common Stock (a “HoldCo Certificate” and together with a Company Certificate, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration and the Fractional Share Cash Amount into which the shares of HoldCo Common Stock represented by such HoldCo Book-Entry Shares or HoldCo Certificates have been converted pursuant to this Section 2.1, as well as any Fractional Share Cash Amount payable in accordance with Section 2.1(e) and dividends or other distributions to which holders of Book-Entry Shares or Certificates become entitled in accordance with Section 2.2(e).

(c) Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of Company Common Stock or Holdco Common Stock held by a person (a “Dissenting Stockholder”) who has not voted in favor of, or consented to, the adoption of this Agreement and has complied with all the provisions of the DGCL concerning the right of holders of shares of Company Common Stock to demand appraisal of their shares (the “Appraisal Provisions”) of Company Common Stock or Holdco Common Stock, as applicable (such shares, the “Dissenting Shares”), to the extent the Appraisal Provisions are applicable, shall not be converted into the right to receive shares of HoldCo Common Stock as set forth in Section 2.1(a)(iv) or the Merger Consideration as set forth in Section 2.1(b)(i), as applicable, but instead shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Stockholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, each of such Dissenting Stockholder’s shares of Company Common Stock or Holdco Common Stock, as the case may be, shall thereupon be deemed to have been converted into and to have become, as of the LinnCo Effective Time, the right to receive shares of HoldCo Common Stock as set forth in Section 2.1(a)(iv) that were thereafter converted into the right to receive the Merger Consideration as set forth in Section 2.1(b)(i). The Company shall give LinnCo prompt notice of any demands for appraisal of shares received by any Company Party, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL and shall give LinnCo the opportunity to participate in all negotiations and proceedings with respect thereto. No Company Party shall, without the prior written consent of LinnCo, make any payment with respect to, or settle or offer to settle, any such demands.

(d) Certain Adjustments. If, between the date of this Agreement and the LinnCo Effective Time, the outstanding shares of Company Common Stock or LinnCo Common Shares shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Exchange Ratio shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.1(d) shall be construed to permit any Company Party or any Linn Party to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(e) No Fractional Shares. No fractional LinnCo Common Shares shall be issued in connection with the LinnCo Merger, no certificates or scrip representing fractional LinnCo Common Shares shall be delivered upon the conversion of HoldCo Common Stock pursuant to Section 2.1(b)(i), and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of LinnCo Common Shares. Notwithstanding any other provision of this Agreement, each holder of shares of HoldCo Common Stock converted pursuant to the LinnCo Merger who would otherwise have been entitled to receive a fraction of a LinnCo Common Share (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive from the Escrow Agent, in lieu thereof and upon surrender thereof, a cash payment (without interest) in an amount representing such holder’s proportionate interest in the net proceeds from the sale by the Escrow Agent on behalf of all such holders of LinnCo Common Shares that would otherwise be issued (the “Excess Merger Shares”). The sale of the Excess Merger Shares by the Escrow Agent shall be executed on a national securities exchange, including the NASDAQ Stock Market LLC (the “NASDAQ”). Until the net proceeds of such sale or sales have been distributed to such holders of HoldCo Common Stock, the Escrow Agent shall hold such proceeds in trust for such holders (the “Fractional Share Trust”). LinnCo shall pay all commissions, transfer taxes and other out-of-pocket transaction costs incurred in connection with such sale of the Excess Merger Shares. The Escrow Agent shall determine the portion of the Fractional Share Trust to which each holder of HoldCo Common Stock shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Fractional Share Trust by a fraction, the numerator of which is the amount of fractional interests to which such holder of HoldCo Common Stock is entitled and the denominator of which is the aggregate amount of fractional interests to which all holders of HoldCo Common Stock are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of HoldCo Common Stock in lieu of fractional interests, the Escrow Agent shall make available such amounts to such holders of HoldCo Common Stock (the “Fractional Share Cash Amount”). Any such sale shall be made within ten business days or such shorter period as may be required by applicable Law after the Effective Time. No such holder shall be entitled to distributions, voting rights or any other rights in respect of any fractional LinnCo Common Share.

Section 2.2    Exchange of Certificates.

(a) Appointment of Exchange Agent. LinnCo shall appoint a bank or trust company that is reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration and shall enter into an agreement relating to the Exchange Agent’s responsibilities under this Agreement.

(b) Deposit of Merger Consideration. As of the LinnCo Effective Time, LinnCo shall deposit or cause to be deposited with the Exchange Agent, for the benefit of holders of Certificates or evidence of Book-Entry Shares, for exchange in accordance with this Article II, evidence of LinnCo Common Shares in book-entry form (and/or certificates representing such LinnCo Common Shares, at LinnCo’s election) representing the number of LinnCo Common Shares sufficient to deliver the aggregate Merger Consideration (including any Excess Merger Shares to be sold pursuant to Section 2.1(e)) (such certificates, together with any dividends or distributions with respect thereto, the “Exchange Fund”).

(c) Exchange Procedures. As soon as reasonably practicable after the LinnCo Effective Time and in any event within five business days of the Closing Date, LinnCo and the Surviving Company shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock whose shares were converted pursuant to Section 2.1(a)(iv) into shares of HoldCo Common Stock in the HoldCo Merger and whose shares of HoldCo Common Stock were subsequently converted pursuant to Section 2.1(b)(i) into the right to receive the Merger Consideration (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the parties may reasonably agree upon prior to the LinnCo Effective Time) (the “Letter of Transmittal”) and (B) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration, the Fractional Share Cash Amount and any dividends or other distributions to which such holder of Certificates or Book-Entry Shares becomes entitled in accordance with Section 2.2(e).

(d) Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates or Book-Entry Shares to the Exchange Agent together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration deliverable in respect of the shares represented by such Certificates or Book-Entry Shares pursuant to this Agreement, together with the Fractional Share Cash Amount and any dividends or other distributions to which such holder of Certificates or Book-Entry Shares becomes entitled in accordance with Section 2.2(e). In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company or of HoldCo Common Stock that is not registered in the transfer or stock records of HoldCo, any cash to be paid upon, or LinnCo Common Shares to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock or HoldCo Common Stock may be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate or Book-Entry Share. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the LinnCo Effective Time to represent only the right to receive, with respect to Certificates and Book-Entry Shares, upon such surrender, the Merger Consideration deliverable in respect of the shares represented by such Certificates or Book-Entry Shares pursuant to this Agreement, together with the Fractional Share Cash Amount and any dividends or other distributions to which such holder of Certificates or Book-Entry Shares becomes entitled in accordance with Section 2.2(e).

(e) Treatment of Unexchanged Shares. No dividends or other distributions, if any, with a record date after the LinnCo Effective Time with respect to LinnCo Common Shares, shall be paid to the holder of any unsurrendered Book-Entry Shares or Certificate until such holder shall surrender such Book-Entry Shares or Certificates in accordance with this Section 2.2. After the surrender in accordance with this Section 2.2 of such Book-Entry Shares or Certificates, the holder thereof shall be entitled to receive (in addition to the Merger Consideration and the Fractional Share Cash Amount payable to such holder pursuant to this Article II) any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the LinnCo Common Shares to be issued in exchange for such Book-Entry Shares or Certificates.

(f) No Further Ownership Rights in Exchanged Shares. The shares of HoldCo Common Stock delivered in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock and the LinnCo Common Shares delivered in accordance with the terms of this Article II upon conversion of any shares of HoldCo Common Stock, together with the payment of any Fractional Share Cash Amounts, shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock and shares of HoldCo Common Stock, respectively. From and after the LinnCo Effective Time, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of the Company or HoldCo other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2(d) (together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e)), without interest, and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the HoldCo Effective Time and the stock transfer books of HoldCo shall be closed with respect to all shares of HoldCo Common Stock outstanding immediately prior to the LinnCo Effective Time. From and after the LinnCo Effective Time, the stock transfer books of HoldCo shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of HoldCo Common Stock that were outstanding immediately prior to the LinnCo Effective Time. If, after the LinnCo Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock or HoldCo Common Stock are presented to the Surviving Company or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for 180 days after the LinnCo Effective Time shall be delivered to LinnCo, upon demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article II shall thereafter look only to LinnCo (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration, any Fractional Share Cash Amount and any dividends and distributions which such holder has the right to receive pursuant to this Article II without any interest thereon.

(h) No Liability. None of the parties or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the Fractional Share Cash Amounts to be paid in accordance with this Article II that remains undistributed to the holders of Certificates and Book-Entry Shares as of the second anniversary of the LinnCo Effective Time (or immediately prior to such earlier date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any person previously entitled thereto.

(i) Withholding Rights. LinnCo, the Surviving Company and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of a Certificate or Book-Entry Share pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Any amounts so deducted, withheld and paid over to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate or Book-Entry Share in respect of whom such deduction or withholding was made.

(j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by LinnCo or the Exchange Agent, the posting by such person of a bond in such amount as LinnCo or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.2(g), the Surviving Company) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, any Fractional Share Cash Amount and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

Section 2.3    Company Stock Options and Other Stock Awards.

(a) As part of the Transactions, each option to purchase shares of Company Common Stock (recognizing and taking into account that each share of Company Common Stock will, at the HoldCo Effective Time, be converted into a share of HoldCo Common Stock in accordance with Section 2.1 of this Agreement) granted pursuant to a Company Stock Plan that is outstanding immediately prior to the HoldCo Effective Time (each, a “Company Option”) shall, as of the LinnCo Effective Time, be converted into an option (an “Adjusted Option”) to purchase, on the same terms and conditions as were applicable to such Company Option immediately prior to the HoldCo Effective Time, (i) a number of units representing limited liability company interests in Linn (“Linn Common Units”) (rounded down to the nearest whole unit) equal to the product determined by multiplying (A) the number of shares of Company Common Stock subject to such Company Option immediately prior to the HoldCo Effective Time by (B) the Exchange Ratio and by (C) the LinnCo/Linn Exchange Ratio, (ii) at an exercise price per Linn Common Unit (rounded up to the nearest whole cent) equal to the quotient determined by dividing (A) the per share exercise price for the shares of Company Common Stock subject to such Company Option immediately prior to the HoldCo Effective Time by (B) the product determined by multiplying (1) the Exchange Ratio by (2) the LinnCo/Linn Exchange Ratio. For purposes of this Agreement, the “LinnCo/Linn Exchange Ratio” shall be equal to the average of the closing prices of one LinnCo Common Share on the NASDAQ Global Select Market on the last five full trading days prior to the Closing Date divided by the average of the closing prices of one Linn Common Unit on the NASDAQ Global Select Market on the last five full trading days prior to the Closing Date. The terms of each Adjusted Option shall include the provisions set forth on Section 2.3(a) of the Company Disclosure Schedule.

(b) As part of the Transactions, each award of restricted stock units in respect of shares of Company Common Stock (each, a “Company RSU Award”) (recognizing and taking into account that each share of Company Common Stock will, at the HoldCo Effective Time, be converted into a share of HoldCo Common Stock in accordance with Section 2.1 of this Agreement) granted under a Company Stock Plan (excluding any Company RSU Award held by a current or former non-employee director of the Company and excluding any performance-based Company RSU Award) that is outstanding and unvested as of the HoldCo Effective Time shall be converted as of the LinnCo Effective Time into a restricted unit award (an “Adjusted RSU Award”) in respect of the number of Linn Common Units (rounded to the nearest whole unit) equal to the product determined by multiplying (i) the number of shares of Company Common Stock subject to the Company RSU Award immediately prior to the HoldCo Effective Time by (ii) the Exchange Ratio and by (iii) the LinnCo/Linn Exchange Ratio, with each Adjusted RSU Award to continue to be subject to the same terms and conditions as were applicable to the related Company RSU Award immediately prior to the HoldCo Effective Time. The terms of each Adjusted RSU Award shall include the provisions set forth on Section 2.3(b) of the Company Disclosure Schedule.

(c) As part of the Transactions, each Company RSU Award (recognizing and taking into account that each share of Company Common Stock will, at the HoldCo Effective Time, be converted into a share of HoldCo Common Stock in accordance with Section 2.1 of this Agreement) granted under a Company Stock Plan that (i) is vested as of the Holdco Effective Time, (ii) is held by a current or former non-employee director (including any Company RSU Award outstanding under the Company Deferred Compensation Plan), or (iii) is a performance-based Company RSU Award shall be converted as of the LinnCo Effective Time into the right to receive a number of LinnCo Common Shares (rounded to the nearest whole share) equal to the product obtained by multiplying (A) the number of shares of Company Common Stock subject to the Company RSU Award immediately prior to the HoldCo Effective Time by (B) the Exchange Ratio. LinnCo shall deliver the LinnCo Common Shares converted pursuant to the immediately preceding sentence no later than five business days following the LinnCo Effective Time. For purposes of this Section 2.3(c), each performance-based Company RSU Award that is outstanding immediately prior to the Holdco Effective Time shall be deemed to have been earned at the target level as specified in the applicable award agreement.

(d) Prior to the LinnCo Effective Time, the Company Board of Directors and/or the appropriate committee thereof shall adopt resolutions providing for the treatment of the Company Options and Company RSU Awards (collectively, the “Company Stock Awards”) as contemplated by this Section 2.3. As of the LinnCo Effective Time, Linn shall file one or more appropriate registration statements (on Form S-3 or Form S-8, or any successor or other appropriate forms) with respect to Linn Common Units underlying Adjusted Options and Adjusted RSU Awards held by individuals who are employees or consultants of the Company and its subsidiaries immediately following the LinnCo Effective Time.

Section 2.4    Further Assurances. If at any time before or after the LinnCo Effective Time, any party reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Mergers, the Conversion, the Contribution and the Issuance (collectively, the “Principal Transactions”) or any other transaction contemplated by this Agreement (together with the Principal Transactions, the “Transactions”) or to carry out the purposes and intent of this Agreement at or after the LinnCo Effective Time, then the parties and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Transactions and to carry out the purposes and intent of this Agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed prior to the date hereof (excluding any disclosures set forth in any such Company SEC Document in any risk factor section, any forward-looking disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or in the disclosure schedule delivered by the Company to LinnCo immediately prior to the execution of this Agreement, as amended by the amendment to the merger agreement, (the “Company Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), the Company represents and warrants to the Linn Parties as follows:

Section 3.1    Qualification, Organization, Subsidiaries, etc.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available prior to the date of this Agreement a true and complete copy of the Company’s certificate of incorporation and bylaws (collectively, the “Company Organizational Documents”), and the certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents for each Subsidiary of the Company, in each case, as amended through the date hereof.

Section 3.2    Capital Stock.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Class A Common Stock, 3,000,000 shares of Company Class B Common Stock and 2,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of February 15, 2013, (i) 52,546,120 shares of Company Class A Common Stock were issued and outstanding, (ii) 1,763,866 shares of Company Class B Common Stock were issued and outstanding, (iii) no shares of Company Class A Common Stock were held in treasury, (iv) no shares of Company Class B Common Stock were held in treasury, (v) no shares of Company Preferred Stock were issued or outstanding, and (vi) 3,900,000 shares of Company Class A Common Stock were reserved for issuance under the Company Stock Plans, of which amount (A) 1,204,464 shares of Company Class A Common Stock were subject to outstanding Company RSU Awards (determined based on the “target amount,” with respect to any Company RSU Awards that contain performance based vesting conditions) and (B) 1,387,592 shares of Company Class A Common Stock are issuable upon the exercise of outstanding Company Options. All outstanding shares of Company Common Stock are, and shares of Company Common Stock reserved for issuance with respect to Company Stock Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(b) Except as set forth in Section 3.2(a) (and other than the shares of Company Common Stock issuable pursuant to the terms of outstanding Company Stock Awards), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (i) obligating the Company or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company or (E) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Stock or Company Preferred Stock, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries. No Subsidiary of the Company owns any shares of capital stock of the Company.

(c) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(d) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries.

(e) The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, free and clear of any preemptive rights and any Liens other than Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except for equity interests in the Company’s Subsidiaries and for the interests described in Section 3.2(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person). Neither the Company nor any of its Subsidiaries has any obligation to acquire any equity interest in, any person.

Section 3.3    Corporate Authority Relative to this Agreement; No Violation.

(a) Each Company Party has the requisite corporate power and authority to execute and deliver this Agreement and each other document to be entered into by such Company Party in connection with the Transactions (together with this Agreement, the “Company Transaction Documents”) and, subject to the adoption of this Agreement and the approval of the Mergers by the holders of a majority of the shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”), the adoption of this Agreement by the Company as the sole stockholder of HoldCo and by HoldCo as the sole stockholder of Bacchus Merger Sub and the approval of the Conversion and the Company LLC Agreement by HoldCo as the sole stockholder of the Company following the HoldCo Effective Time, to consummate the Transactions. The execution and delivery of this Agreement and the other Company Transaction Documents and the consummation of the Transactions have been duly and validly authorized by the Board of Directors of each Company Party and, except for the Company Stockholder Approval, the adoption of this Agreement by the Company as the sole stockholder of HoldCo and by HoldCo as the sole stockholder of Bacchus Merger Sub prior to the HoldCo Effective Time, and the approval of the Conversion and the Company LLC Agreement by HoldCo as the sole stockholder of the Company following the HoldCo Effective Time, no other corporate proceedings on the part of any Company Party or vote of any Company Party’s stockholders are necessary to authorize the consummation of the Transactions. The Board of Directors of the Company has unanimously (i) resolved to recommend that the Company’s stockholders adopt this Agreement (the “Company Recommendation”), (ii) determined that this Agreement and the Mergers are advisable and fair to and in the best interests of the Company’s stockholders, (iii) approved this Agreement and the Mergers, and (iv) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s stockholders. Each of the Company Transaction Documents has been duly and validly executed and delivered by the Company Parties that are party thereto and, assuming each such Company Transaction Document constitutes the legal, valid and binding agreement of the counterparty thereto, each of the Company Transaction Documents constitutes the legal, valid and binding agreement of each such Company Party and is enforceable against such Company Party in accordance with its terms, except as such enforcement may be subject to (A) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (B) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Remedies Exceptions”). It is the Company’s understanding as of the date hereof that all directors and executive officers of the Company intend to vote in favor of the Company Approvals.

(b) Other than in connection with or in compliance with (i) the filing of the Certificates of Merger, the Certificates of Conversion and the Certificates of Formation with the Secretary of State of the State of Delaware, (ii) the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (iii) the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), (iv) applicable state securities, takeover and “blue sky” Laws, (v) the rules and regulations of the New York Stock Exchange (“NYSE”), (vi) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and any antitrust, competition or similar Laws outside of the United States, and (vii) the approvals set forth in Section 3.3(b) of the Company Disclosure Schedule (collectively, the “Company Approvals”), and, subject to the accuracy of the representations and warranties of the Linn Parties in Section 4.2(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any United States, state of the United States or foreign governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”) is necessary, under applicable Law, for the consummation by the Company Parties of the Transactions, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of the Transactions or that, if not obtained or made, would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The execution and delivery by the Company Parties of this Agreement do not, and (assuming the Company Approvals are obtained) the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract (including any Oil and Gas Lease or Oil and Gas Contract), instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) other than Permitted Liens, in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of the Company or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4    Reports and Financial Statements.

(a) The Company and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2011 (all such documents and reports filed or furnished by the Company or any of its Subsidiaries, the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”), as the case may be, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Company SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (the “Company Financial Statements”) (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, subject to normal year-end audit adjustments and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

(c) As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents.

Section 3.5    Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2011, and such assessment concluded that such controls were effective. The Company’s management assessment of the effectiveness of the Company’s internal control over financial reporting for the year ended December 31, 2012 pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act has not resulted in any conclusion on or prior to the date hereof that such controls were not effective.

Section 3.6    No Undisclosed Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (including the notes thereto) except for (i) liabilities or obligations disclosed and provided for in the balance sheets included in the Company Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in accordance with or in connection with this Agreement, (iii) liabilities or obligations incurred since September 30, 2012 in the ordinary course of business, (iv) liabilities or obligations that have been discharged or paid in full, and (v) liabilities or obligations that have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7    Compliance with Law; Permits.

(a) The Company and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, settlement or agency requirement of any Governmental Entity (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2011, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any Company Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits or to have filed such tariffs, reports, notices or other documents would not have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination or revocation thereof would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries is in compliance with the terms and requirements of all Company Permits, except where the failure to be in compliance would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Each of the Company and its Subsidiaries and, to the knowledge of the Company, each third-party operator of any of the Oil and Gas Interests of the Company and its Subsidiaries (with respect to such interests) is, and since January 1, 2011 has been, in compliance with applicable Laws and Orders, except where the failure to be in compliance would not have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except where the failure to be in compliance would not have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2011, (i) none of the Company or any Subsidiary of the Company nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any Subsidiary of the Company, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company or any material concerns from employees of the Company or any Subsidiary of the Company regarding questionable accounting or auditing matters with respect to the Company or any Subsidiary of the Company, and (ii) no attorney representing the Company or any Subsidiary of the Company, whether or not employed by the Company or any Subsidiary of the Company, has reported in writing evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company, any Subsidiary of the Company or any of their respective officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof, or to the General Counsel or Chief Executive Officer of the Company.

Section 3.8    Environmental Laws and Regulations. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any person or entity whose liability the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of Law, alleging non-compliance with or other liability under any Environmental Law and, to the knowledge of the Company, there are no existing facts or circumstances that would reasonably be expected to give rise to any such action, suit or proceeding, (ii) the Company and its Subsidiaries and, to the knowledge of the Company, each third-party operator of any of the Oil and Gas Interests of the Company and its Subsidiaries (with respect to such interests) are, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2010 have been, in compliance with all Environmental Laws (which compliance includes the possession by the Company and each of its Subsidiaries of all Company Permits required under applicable Environmental Laws to conduct their respective business and operations, and compliance with the terms and conditions thereof), (iii) there have been no Releases at any location of Hazardous Materials by the Company or any of its Subsidiaries, or to the knowledge of the Company, as a result of any operations or activities of their contractors or other third-party operators, that would reasonably be expected to give rise to any fine, penalty, remediation, investigation, obligation, injunction or liability of any kind to the Company or its Subsidiaries, (iv) none of the Company and its Subsidiaries and, to the knowledge of the Company, any third-party operator of any of the Oil and Gas Interests of the Company and its Subsidiaries (with respect to such interests) and any predecessor of any of them, is subject to any Order or any indemnity obligation (other than asset retirement obligations, plugging and abandonment obligations and other reserves of the Company set forth in the Company Reserve Reports that have been provided to LinnCo prior to the date of this Agreement) or other Contract with any other person that would reasonably be expected to result in obligations or liabilities under applicable Environmental Laws or concerning Hazardous Materials or Releases, and (v) none of the Company and its Subsidiaries has received any unresolved claim, notice, complaint or request for information or contribution from a Governmental Entity or any other person relating to actual or alleged noncompliance with or liability under applicable Environmental Laws (including any such liability or obligation arising under, retained or assumed by contract or by operation of Law).

Section 3.9    Employee Benefit Plans.

(a) Section 3.9(a) of the Company Disclosure Schedule sets forth a correct and complete list of each material Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plan” means each employee benefit plan, program, agreement or arrangement, including pension, retirement, profit-sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other employee benefit plan or fringe benefit plan, including any “employee benefit plan” as that term is defined in Section 3(3) of the Employee Retirement

Income Security Act of 1974, as amended (“ERISA”), in each case, whether oral or written, funded or unfunded, or insured or self-insured, maintained by the Company or any Subsidiary, or to which the Company or any Subsidiary contributes or is obligated to contribute for the benefit of any current or former employees, directors, consultants or independent contractors of the Company or any of its Subsidiaries.

(b) With respect to the material Company Benefit Plans, each to the extent applicable, correct and complete copies of the following have been delivered or made available to LinnCo by the Company: (i) all material Company Benefit Plans (including all amendments and attachments thereto); (ii) written summaries of any material Company Benefit Plan not in writing; (iii) all related trust documents; (iv) all insurance contracts or other funding arrangements; (v) the two most recent annual reports (Form 5500) filed with the Internal Revenue Service (the “IRS”); (vi) the most recent determination letter from the IRS; (vii) the most recent summary plan description and any summary of material modifications thereto; and (viii) all material communications received from or sent to the IRS, the Pension Benefit Guaranty Corporation (the “PBGC”), the Department of Labor, or any other Governmental Entity since January 1, 2012. Except as specifically provided in the foregoing documents delivered or made available to LinnCo, there are no material amendments to any material Company Benefit Plans that have been adopted or approved nor has the Company or any of its Subsidiaries undertaken to make any such material amendments or to adopt or approve any new material Company Benefit Plans.

(c) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, and (ii) all contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company.

(d) Section 3.9(d) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Qualified Plan and its related trust, such determination letter has not been revoked (nor, to the knowledge of the Company, has revocation been threatened), and there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Qualified Plan or the related trust or increase the costs relating thereto. No trust funding any Company Benefit Plan is intended to meet the requirements of Code Section 501(c)(9).

(e) None of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, maintained, established, contributed to or been obligated to contribute to any employee benefit plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code.

(f) None of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, maintained, established, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and, except as would not have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has incurred any liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan or Multiple Employer Plan.

(g) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, there are no pending or, to the Company’s knowledge, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted against the Company with respect to any Company Benefit Plan, the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans.

(h) Neither the Company nor any of its Subsidiaries, has sponsored or has any material obligation with respect to any employee benefit plan that provides for any post- employment or post-retirement medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by applicable Law or pursuant to post-termination continuation provisions not in excess of three years set forth in employment agreements or severance arrangements that are Company Benefit Plans.

(i) The Company is not party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of taxes imposed by Section 409A(a)(1)(B) of the Code.

(j) The consummation of the Transactions will not, either alone or in combination with another event, except as provided under this Agreement or as required by applicable Law (i) entitle any current or former employee, director, consultant or officer of the Company or any of its Subsidiaries to severance pay or accrued pension benefit or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, director, consultant or officer, or (iii) trigger any funding obligation under any Company Benefit Plan or impose any restrictions or limitations on the Company’s rights to administer, amend or terminate any Company Benefit Plan.

(k) The consummation of the Transactions will not, either alone or in combination with another event, result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 of the Code or otherwise.

Section 3.10    Absence of Certain Changes or Events.

(a) From September 30, 2012 through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business, and none of the Company or any Subsidiary of the Company have undertaken any action that would be prohibited by clauses (A), (B), (C), (D), (E), (F), (G), (H), (J), (K), (L), (M), (P) or (Q) of Section 5.1(b) of this Agreement if such section were in effect at all times since September 30, 2012.

(b) Since September 30, 2012, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had a Company Material Adverse Effect.

Section 3.11    Investigations; Litigation. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (a) there is no investigation or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of its Subsidiaries, (b) there are no actions, suits (or, to the knowledge of the Company, inquiries), investigations, proceedings, subpoenas, civil investigative demands or other requests for information by any Governmental Entity relating to potential violations of Law pending (or, to the knowledge of the Company, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective properties and (c) there are no orders, judgments or decrees of any Governmental Entity against the Company or any of its Subsidiaries.

Section 3.12    Information Supplied. The information supplied or to be supplied by the Company in writing expressly for inclusion in the registration statement on Form S-4 to be filed by LinnCo in connection with the issuance of LinnCo Common Shares in the LinnCo Merger (the “Form S-4”) shall not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by any Linn Party in writing expressly for inclusion therein. The information supplied or to be supplied by the Company in writing expressly for inclusion in the joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) relating to the Company Stockholders’ Meeting, the LinnCo Shareholders’ Meeting and the Linn Members’ Meeting included in the Form S-4 will not, at the time the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company, the shareholders of LinnCo or the members of Linn, as applicable, and at the time of any meeting of Company stockholders, LinnCo shareholders or Linn members to be held in connection with the Mergers and the Contribution and Issuance, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by the Linn Parties in writing expressly for inclusion therein. The Form S-4 and the Joint Proxy Statement/Prospectus (solely with respect to the portion thereof based on information supplied or to be supplied by the Company in writing expressly for inclusion therein but excluding any portion thereof based on information supplied by the Linn Parties in writing expressly for inclusion therein, with respect to which no representation or warranty is made by the Company) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

Section 3.13    Regulatory Matters.

(a) The Company is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) All natural gas pipeline Systems and related facilities constituting the Company’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended, and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

Section 3.14    Tax Matters.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(i)(A) The Company and each of its Subsidiaries has timely filed all Tax Returns with the appropriate Taxing Authority required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct, and (B) all Taxes due and owing by the Company and each of its Subsidiaries (whether or not shown on such filed Tax Returns), including Taxes required to be collected or withheld from payments to employees, creditors, shareholders or other third parties, have been paid, except in each case of clause (A) and (B) for amounts being contested in good faith by appropriate proceedings or for which adequate reserves have been maintained in accordance with GAAP.

(ii)(A) No deficiencies for Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Taxing Authority that have not been settled and paid or adequately reserved in accordance with GAAP, (B) as of the date hereof, there are no pending or threatened audits, assessments or other actions for or relating to any liability in respect of Taxes of the Company or any of its Subsidiaries, and (C) neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(iii) There are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries other than Permitted Liens.

(iv) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(v) No claim has been made by any Taxing Authority in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or any Subsidiary is or may be subject to taxation by that jurisdiction, other than any such claims that have been resolved.

(vi) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (excluding any such agreements pursuant to customary provisions in contracts not primarily related to Taxes).

(vii) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group within the meaning of Section 1504(a) of the Code (or any similar group defined under a similar provision of foreign, state or local Law), other than a group of which the Company or any Subsidiary is or was the common parent, and neither the Company nor any of its Subsidiaries has any liability for Taxes of any other person (other than Taxes of the Company or any Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of foreign, state or local Law), as a transferee or successor, by contract or otherwise.

(viii) Within the last two years, neither the Company nor any of its Subsidiaries has been a party to any transaction intended to qualify under Section 355 of the Code.

(b) Neither the Company nor any of its Subsidiaries is aware of any fact, or has taken or agreed to take any action that would reasonably be expected to prevent or impede (i)(A) the HoldCo Merger and the Company Conversion, taken together, or (B) the LinnCo Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or (ii) the issuance of Linn Units to LinnCo pursuant to the Contribution and Issuance from qualifying as an exchange to which Section 721(a) of the Code applies.

Section 3.15    Employment and Labor Matters. As of the date hereof, neither the Company nor any of its Subsidiaries is, or since December 31, 2009 has been, a party to any collective bargaining agreement, labor union contract, or trade union agreement (each a “Collective Bargaining Agreement”), and no employee is represented by a labor organization for purposes of collective bargaining with respect to the Company or any of its Subsidiaries. To the knowledge of the Company, as of the date hereof, there are no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries. As of the date hereof, no Collective Bargaining Agreement is being negotiated by the Company or, to the knowledge of the Company, any of its Subsidiaries. As of the date hereof, there is no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened, that may interfere in any material respect with the business activities of the Company and its Subsidiaries taken as a whole. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, there is no pending charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity, and none of the Company or any of its Subsidiaries is a party, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company has complied with all applicable Laws regarding employment and employment practices, terms and conditions of employment and wages and hours (including classification of employees) and other applicable Laws in respect of any reduction in force, including notice, information and consultation requirements. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, there are no outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing by the Company pursuant to any workplace safety and insurance/workers’ compensation Laws.

Section 3.16    Intellectual Property.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses valid rights to use, free and clear of Liens other than Permitted Liens, all trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, trade secrets and other intellectual property rights necessary to their respective businesses as currently conducted (collectively, the “Company Intellectual Property”). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no pending or, to the knowledge of the Company, threatened claims by any person alleging infringement, misappropriation or other violation by the Company or any of its Subsidiaries of any intellectual property rights of any person, (ii) to the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate any intellectual property rights of any person, (iii) neither the Company nor any of its Subsidiaries has made any claim of a violation, infringement or misappropriation by others of the Company’s or any its Subsidiaries’ rights to or in connection with the Company Intellectual Property, and (iv) to the knowledge of the Company, no person is infringing, misappropriating or otherwise violating any Company Intellectual Property.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have implemented (i) commercially reasonable measures, consistent with industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby), and (ii) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practices.

Section 3.17    Properties.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good and defensible title to all of the Oil and Gas Interests reflected in the Company Reserve Reports as attributable to interests owned by the Company and its Subsidiaries, except for such Oil and Gas Interests sold, used, farmed out or otherwise disposed of since December 31, 2012 in the ordinary course of business, in each case free and clear of all Liens other than Permitted Liens and Production Burdens. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Oil and Gas Lease to which the Company or any of its Subsidiaries is a party is valid and in full force and effect, (ii) none of the Company or any of its Subsidiaries has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Oil and Gas Lease, and (iii) none of the Company or any of its Subsidiaries has received written notice from the other party to any such Oil and Gas Lease that the Company or any of its Subsidiaries, as the case may be, has breached, violated or defaulted under any Oil and Gas Lease.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) either the Company or a Subsidiary of the Company has good and valid title to each material real property (and each real property at which material operations of the Company or any of its Subsidiaries are conducted) owned by the Company or any Subsidiary (but excluding the Oil and Gas Interests of the Company), other than the Company Real Property Leases (such owned property collectively, the “Company Owned Real Property”) and (ii) either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each material lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property (or real property at which material operations of the Company or any of its Subsidiaries are conducted) (but excluding the Oil and Gas Interests of the Company) (such property subject to a lease, sublease or other agreement, the “Company Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases), in each case, free and clear of all Liens other than any Permitted Liens, and other than any conditions, encroachments, easements, rights-of-way, restrictions and other encumbrances that do not adversely affect the existing use of the real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (A) each Company Real Property Lease is valid, binding and in full force and effect, subject to the Remedies Exceptions and (B) no uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, exists under any Company Real Property Lease, and no event has occurred or circumstance exists which, with or without the giving of notice, the passage of time, or both, would constitute a material breach or default under a Company Real Property Lease.

(c) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Company Owned Real Property or the Company Leased Real Property that would reasonably be expected to adversely affect the existing use of such Company Owned Real Property or the Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon, (ii) except for such arrangements solely among the Company and its Subsidiaries or among the Company’s Subsidiaries, there are no outstanding options or rights of first refusal in favor of any other party to purchase any Company Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the existing use of the Company Owned Real Property by the Company in the operation of its business thereon, and (iii) neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of a Company Owned Real Property or Company Leased Real Property that would reasonably be expected to adversely affect the existing use of such Company Owned Real Property or Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon.

(d) Except as would not be material to the Company and its Subsidiaries, taken as a whole, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Interests of the Company and its Subsidiaries are being received by them in a timely manner and are not being held in suspense for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.

(e) All of the Wells and all water, CO2 or injection wells located on the Oil and Gas Leases or Units of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Interest of the Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Contracts and applicable Law, and all drilling and completion (and plugging and abandonment) of the Wells and such other wells and all related development, production and other operations have been conducted in compliance with all applicable Laws except, in each case, as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(f) All Oil and Gas Interests operated by the Company and its Subsidiaries have been operated in accordance with reasonable, prudent oil and gas field practices and in compliance with the applicable Oil and Gas Leases and applicable Law, except where the failure to so operate would not have, individually or in the aggregate, a Company Material Adverse Effect.

(g) None of the material Oil and Gas Interests of the Company or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions, except for any such preferential purchase, consent or similar rights that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(h) None of the Oil and Gas Interests of the Company or its Subsidiaries are subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

Section 3.18    Insurance. The Company and its Subsidiaries maintain insurance in such amounts and against such risks substantially as the Company believes to be customary for the industries in which it and its Subsidiaries operate and as the management of the Company has in good faith determined to be prudent and appropriate. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid by the Company or its Subsidiaries. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement, and neither the Company nor any of its Subsidiaries is in breach or default under, or has taken any action that would permit termination or material modification of, any material insurance policies.

Section 3.19    Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of Credit Suisse Securities (USA) LLC to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the aggregate number of LinnCo Common Shares to be received collectively by the holders of Company Common Stock in the Mergers pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Common Stock.

Section 3.20    Material Contracts.

(a) Except for this Agreement, the Company Benefit Plans and agreements filed as exhibits to the Company SEC Documents, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract that (A) expressly imposes any restriction on the right or ability of the Company or any of its Subsidiaries to compete with any other person or acquire or dispose of the securities of another person or (B) contains an exclusivity or “most favored nation” clause that restricts the business of the Company or any of its Subsidiaries in a material manner, other than those contained in customary oil and gas leases or customary confidentiality agreements;

(iii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of the Company or any of its Subsidiaries in an amount in excess of $25 million, except any transactions among the Company and its wholly owned subsidiaries or among the Company’s wholly owned Subsidiaries;

(iv) any Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with a value, or requiring the payment of an annual amount by the Company and its Subsidiaries, in excess of $50 million;

(v) any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its Subsidiaries or among the Company’s Subsidiaries and other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Interests of the Company;

(vi) any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(vii) any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any person other than (A) advances for expenses required under customary joint operating agreements and customary advances to operators of Oil and Gas Interests of the Company not covered by a joint operating agreement or participation agreement or (B) any loan or capital contribution to, or investment in, (1) the Company or one of its wholly owned Subsidiaries, (2) any person (other than an officer, director or employee of the Company or any of its Subsidiaries) that is less than $1 million to such person or (3) any officer, director or employee of the Company or any of its Subsidiaries that is less than $50,000 to such person;

(viii) any Contract providing for the sale by the Company or any of its Subsidiaries of Hydrocarbons that (A) has a remaining term of greater than 60 days and does not allow the Company or such Subsidiary to terminate it without penalty on 60 days’ notice or less or (B) contains a “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor;

(ix) any Contract that provides for a call or option on production, or acreage dedication to a gathering, transportation or other arrangement downstream of the wellhead, covering in excess of 20 MMcf (or, in the case of liquids, in excess of 5,000 barrels of oil equivalent) of Hydrocarbons per day over a period of one month (calculated on a yearly average basis);

(x) any Oil and Gas Lease that contains express provisions (A) establishing bonus obligations in excess of $5 million that were not satisfied at the time of leasing or signing or (B) providing for a fixed term, even if there is still production in paying quantities;

(xi) any agreement pursuant to which the Company or any of its Subsidiaries has paid amounts associated with any Production Burden in excess of $5 million during the immediately preceding fiscal year or with respect to which the Company reasonably expects that it will make payments associated with any Production Burden in any of the next three succeeding fiscal years that could, based on current projections, exceed $5 million per year;

(xii) any agreement which is a joint development agreement, exploration agreement or acreage dedication agreement (excluding, in respect of each of the foregoing, customary joint operating agreements) that either (A) is material to the operation of the Company and its Subsidiaries, taken as a whole, or (B) would reasonably be expected to require the Company and its Subsidiaries to make expenditures in excess of $10 million in the aggregate during the 12-month period following the date hereof;

(xiii) any acquisition Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of the Company set forth in the Company Reserve Reports that have been provided to LinnCo prior to the date of this Agreement), that would reasonably be expected to result in payments after the date hereof by the Company or any of its Subsidiaries in excess of $10 million; or

(xiv) any material lease or sublease with respect to a Company Leased Real Property.

All contracts of the types referred to in clauses (i) through (xiv) above are referred to herein as “Company Material Contracts.”

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract, (ii) to the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract and (iii) each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 3.21    Reserve Reports. The Company has delivered or otherwise made available to LinnCo true and correct copies of all written reports requested or commissioned by the Company or its Subsidiaries and delivered to the Company or its Subsidiaries in writing on or before the date of this Agreement estimating the Company’s and such Subsidiaries’ proved oil and gas reserves prepared by any unaffiliated person (each, a “Company Report Preparer”) concerning the Oil and Gas Interests of the Company and such Subsidiaries as of December 31, 2012 (the “Company Reserve Reports”). The factual, non-interpretive data provided by the Company and its Subsidiaries to each Company Report Preparer in connection with the preparation of the Company Reserve Reports that was material to such Company Report Preparer’s estimates of the proved oil and gas reserves set forth in the Company Reserve Reports was, as of the time provided (or as modified or amended prior to the issuance of the Company Reserve Reports) accurate in all material respects. The oil and gas reserve estimates of the Company set forth in the Company Reserve Reports are derived from reports that have been prepared by the petroleum consulting firm as set forth therein, and such reserve estimates fairly reflect, in all material respects, the oil and gas reserves of the Company at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Reports that would have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.22    Derivatives. The Company SEC Documents accurately summarize, in all material respects, the outstanding Derivative positions of the Company and its Subsidiaries, including Hydrocarbon and financial Derivative positions attributable to the production and marketing of the Company and its Subsidiaries, as of the dates reflected therein. Section 3.22 of the Company Disclosure Schedule lists, as of the date of this Agreement, all Derivative Contracts to which the Company or any of its Subsidiaries is a party.

Section 3.23    Finders or Brokers. Except for Credit Suisse Securities (USA) LLC, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who would be entitled to any fee or any commission in connection with or upon consummation of the Mergers.

Section 3.24    State Takeover Statutes. Assuming the accuracy of the representations set forth in Section 4.18, the Board of Directors of the Company and the Board of Directors of HoldCo have taken all action necessary to render inapplicable to this Agreement and the Transactions all potentially applicable state anti-takeover statutes or regulations (including Section 203 of the DGCL) and any similar provisions in the Company’s and HoldCo’s certificate of incorporation or bylaws.

Section 3.25    No Prior Activities. Neither HoldCo nor Bacchus Merger Sub (each, a newly formed entity) has conducted any business or incurred any liabilities or obligations, except those incurred in connection with its organization and with the negotiation of this Agreement, the other Company Transaction Documents and the performance of its obligations hereunder and thereunder and the consummation of the Transactions.

Section 3.26    No Additional Representations.

(a) The Company acknowledges that no Linn Party makes any representation or warranty as to any matter whatsoever except as expressly set forth in Article IV or in any certificate delivered by LinnCo to the Company in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that no Linn Party makes any representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to the Company (or any of its affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Linn Parties and their respective Subsidiaries or (ii) the future business and operations of the Linn Parties and their respective Subsidiaries, and the Company has not relied on such information or any other representation or warranty not set forth in Article IV.

(b) The Company has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Linn Parties and their respective Subsidiaries and acknowledges that the Company has been provided access for such purposes. Except for the representations and warranties expressly set forth in Article IV or in any certificate delivered to the Company by LinnCo in accordance with the terms hereof, in entering into this Agreement, the Company has relied solely upon its independent investigation and analysis of the Linn Parties, and the Company acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Linn Parties or any of their respective Subsidiaries, affiliates, stockholders, controlling persons or Representatives that are not expressly set forth in Article IV or in any certificate delivered by LinnCo or Linn to the Company, whether or not such representations, warranties or statements were made in writing or orally. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or in any certificate delivered by LinnCo or Linn to the Company, (i) the Linn Parties do not make, and have not made, any representations or warranties relating to themselves or their businesses or otherwise in connection with the Transactions and the Company is not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by the Linn Parties to make any representation or warranty relating to themselves or their business or otherwise in connection with the Transactions, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company or any of its Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article IV.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE LINN PARTIES

Except as disclosed in the Linn Party SEC Documents filed prior to the date hereof (excluding any disclosures set forth in any such Linn Parties SEC Document in any risk factor section, any forward-looking disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or in the disclosure schedule delivered by the Linn Parties to the Company immediately prior to the execution of this Agreement (the “Linn Party Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), each Linn Party represents and warrants to the Company Parties as follows:

Section 4.1    Qualification, Organization, Subsidiaries, Capitalization

(a) Each Linn Party is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Linn Party’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Linn Party Material Adverse Effect. Each Linn Party and its Subsidiaries is duly qualified or licensed, and has all necessary approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not have, individually or in the aggregate, a Linn Party Material Adverse Effect.

(b) LinnCo is authorized to issue an unlimited number of shares representing equity or voting interests in LinnCo. As of February 20, 2013, (i) 34,787,500 LinnCo common shares representing limited liability company interests in LinnCo (“LinnCo Common Shares”) were issued and outstanding, (ii) one voting share of LinnCo (the “LinnCo Voting Share” and together with the LinnCo Common Shares, the “LinnCo Shares”) was issued and outstanding and held by Linn and (iii) no LinnCo Shares were held in treasury. All outstanding LinnCo Shares are, and LinnCo Common Shares issued or reserved for issuance in connection with the LinnCo Merger, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Neither LinnCo nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the shareholders of LinnCo on any on any matter. No Subsidiary of LinnCo owns any LinnCo Common Shares. When issued pursuant to the terms hereof, all outstanding LinnCo Shares constituting any part of the Merger Consideration will be duly authorized, validly issued, fully paid and nonassessable.

(c) Linn is authorized to issue an unlimited number of units representing equity or voting interests in Linn (each, a “Linn Unit”). As of February 20, 2013, (i) 235,127,727 Linn Units were issued and outstanding (including restricted Linn Units), (ii) no Linn Units were held in treasury and (iii) 4,642,805 Linn Units were issuable upon the exercise of outstanding options. All outstanding Linn Units are, and Linn Units issued or reserved for issuance in connection with the Contribution and Issuance, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Neither Linn nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the members of Linn on any matter. As of February 20, 2013, LinnCo owned 34,787,500 Linn Units. No Subsidiary of Linn owns any Linn Units. When issued pursuant to the terms hereof, all outstanding Linn Units constituting any part of the Issuance will be duly authorized, validly issued, fully paid and nonassessable.

(d) There are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which either Linn Party or any of their Subsidiaries is a party (i) obligating either Linn Party or any of their Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any limited liability company interests, shares of capital stock or other equity interests of either Linn Party or any of their Subsidiaries or securities convertible or exchangeable into such limited liability company interests, shares of capital stock or other equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities, exchangeable securities or similar right, agreement or commitment, (C) redeem or otherwise acquire any such limited liability company interests, shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of LinnCo Shares, Linn Units, or other equity interests of either Linn Party or any of their Subsidiaries or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by either Linn Party or any of its Subsidiaries.

(e) There are no voting trusts or other agreements or understandings to which either Linn Party or any of their Subsidiaries is a party with respect to the voting or registration of the capital stock, limited liability company interest or other equity interest of either Linn Party or any of their Subsidiaries.

(f) LinnCo or a Subsidiary of LinnCo owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of LinnCo, free and clear of any preemptive rights and any Liens other than Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Linn or a Subsidiary of Linn owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of Linn, free and clear of any preemptive rights and any Liens other than Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except for equity interests in Subsidiaries of each of the Linn Parties, none of the Linn Parties nor any of their Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person). Except as set forth in the LinnCo LLC Agreement, none of the Linn Parties or any of their Subsidiaries has any obligation to acquire any equity interest in any person.

Section 4.2    Authority Relative to this Agreement; No Violation.

(a) Each of the Linn Parties has all necessary limited liability company power and authority to execute and deliver this Agreement and each other document to be entered into by Linn, LinnCo and LinnCo Merger Sub in connection with the Transactions (together with this Agreement, the “Linn Transaction Documents”) and, subject, in the case of LinnCo, to the approval of the LinnCo Issuance by a majority of the votes cast and to the approval of the Contribution and the LinnCo Amendments by a majority of the LinnCo Common Shares entitled to vote thereon, in each case at a duly called meeting of the holders of LinnCo Common Shares at which a quorum is present (collectively, the “LinnCo Shareholder Approvals”) and, in the case of Linn, to receipt of approval of the Issuance by a majority of the votes cast at a duly called meeting of the holders of Linn Units at which a quorum is present (the “Linn Member Approval”), to consummate the Transactions, including the LinnCo Merger and the Contribution. The execution, delivery and performance by the Linn Parties of this Agreement and the other Linn Transaction Documents and the consummation by each of them of the LinnCo Merger, the Contribution and Issuance and the other transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of each Linn Party, and no other action on the part of any Linn Party is necessary to authorize the execution and delivery by any Linn Party of this Agreement and the other Linn Transaction Documents and the consummation of the LinnCo Merger or the Contribution and Issuance. The Board of Directors of LinnCo, acting in accordance with the recommendation of the Conflicts Committee of the Board of Directors of LinnCo, has approved this Agreement and the Transactions, including the LinnCo Merger, the LinnCo Issuance and the Contribution and Issuance. The Board of Directors of Linn, acting in accordance with the recommendation of the Conflicts Committee of the Board of Directors of Linn, has approved this Agreement and the Transactions, including the Contribution and Issuance. LinnCo, as the sole member of LinnCo Merger Sub, has approved this Agreement and the Transactions, including the LinnCo Merger. This Agreement has been duly executed and delivered by each Linn Party and, assuming due and valid authorization, execution and delivery hereof by each Company Party, is the valid and binding obligation of each Linn Party enforceable against each of them in accordance with its terms, subject to the Remedies Exceptions.

(b) Other than in connection with or in compliance with (i) the filing of the Certificates of Merger and the Certificates of Conversion with the Secretary of State of the State of Delaware, (ii) the Exchange Act, (iii) the Securities Act, (iv) applicable state securities, takeover and “blue sky” Laws, (v) the rules and regulations of the NASDAQ, (vi) the HSR Act and any antitrust, competition or similar Laws outside of the United States, and (vii) the approvals set forth in Section 4.2(b) of the Linn Party Disclosure Schedule (collectively, the “Linn Party Approvals”), and, subject to the accuracy of the representations and warranties of the Company in Section 3.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by any Linn Party of the Transactions, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of the Transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Mergers and the other Transactions or have, individually or in the aggregate, a Linn Party Material Adverse Effect.

(c) The execution and delivery by the Linn Parties of this Agreement do not, and (assuming the Linn Party Approvals are obtained) the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of a Linn Party or its Subsidiaries to own or use any assets required for the conduct of its business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract (including any Oil and Gas Lease or Oil and Gas Contract), instrument, permit, concession, franchise, right or license binding upon a Linn Party or any of its Subsidiaries or by which or to which any of its properties, rights or assets are bound or subject, or result in the creation of any Liens other than Permitted Liens, in each case, upon any of the properties or assets of a Linn Party or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other equivalent organizational document, in each case as amended or restated, of a Linn Party or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Linn Party Material Adverse Effect.

Section 4.3    Reports and Financial Statements.

(a) Each of the Linn Parties and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since January 1, 2011 (all such documents and reports filed or furnished by a Linn Party or any of its Subsidiaries, the “Linn Party SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Linn Party SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Linn Party SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Linn Party SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b) The consolidated financial statements (including all related notes and schedules) of each Linn Party included in the applicable Linn Party SEC Documents (the “Linn Party Financial Statements”) (i) fairly present in all material respects the consolidated financial position of such Linn Party and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP (except, in the case of the unaudited statements, subject to normal year-end audit adjustments and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

(c) As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by any Linn Party relating to the Linn Party SEC Documents.

Section 4.4    Internal Controls and Procedures. Each of LinnCo and Linn has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Each Linn Party’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by such Linn Party in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to such Linn Party’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Each Linn Party’s management has completed an assessment of the effectiveness of such Linn Party’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2012, and such assessment concluded that such controls were effective.

Section 4.5    Undisclosed Liabilities. There are no liabilities or obligations of any Linn Party or any of its Subsidiaries, whether accrued, absolute, determined or contingent, that would be required by GAAP to be reflected on a consolidated balance sheet of such Linn Party and its consolidated Subsidiaries (including the notes thereto), except for (i) liabilities or obligations disclosed and provided for in the balance sheets included in the Linn Party Financial Statements included in the applicable Linn Party SEC Documents filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in accordance with or in connection with this Agreement, (iii) liabilities or obligations that have been discharged or paid in full, (iv) liabilities or obligations incurred since September 30, 2012 in the ordinary course of business, and (v) liabilities or obligations that, individually or in the aggregate, have not had and would not have a Linn Party Material Adverse Effect.

Section 4.6    Compliance with Law; Permits.

(a) Each Linn Party and its Subsidiaries are in compliance with, and are not in default under or in violation of, any Laws, except where such non-compliance, default or violation would not have, individually or in the aggregate, a Linn Party Material Adverse Effect. Since January 1, 2011, no Linn Party nor any of its Subsidiaries has received any written notice or, to the knowledge of the Linn Parties, other communication from any Governmental Entity regarding any actual or possible material violation of, or material failure to comply with, any Law, except as would not have, individually or in the aggregate, a Linn Party Material Adverse Effect.

(b) The Linn Parties and their Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any Linn Party Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for each of the Linn Parties and their respective Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Linn Party Permits”), except where the failure to have any of the Linn Party Permits or to have filed such tariffs, reports, notices or other documents would not, individually or in the aggregate, have a Linn Party Material Adverse Effect. All Linn Party Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination or revocation thereof would not have, individually or in the aggregate, a Linn Party Material Adverse Effect. Each Linn Party and each of its Subsidiaries is in compliance with the terms and requirements of all Linn Party Permits, except where the failure to be in compliance would not have, individually or in the aggregate, a Linn Party Material Adverse Effect.

(c) Since January 1, 2011, (i) no Linn Party or any of its Subsidiaries nor, to the knowledge of LinnCo, any director, officer, employee, auditor, accountant or representative of either Linn Party or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of such Linn Party or any material concerns from employees of such Linn Party or any Subsidiary of such Linn Party regarding questionable accounting or auditing matters with respect to such Linn Party or any Subsidiary of such Linn Party, and (ii) to the knowledge of the Linn Parties, no attorney representing either Linn Party or any of its Subsidiaries, whether or not employed by such Linn Party or any such Subsidiary, has reported in writing evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by such Linn Party, any Subsidiary of such Linn Party or any of their respective officers, directors, employees or agents to the Board of Directors of such Linn Party or any committee thereof, or to the General Counsel or Chief Executive Officer of such Linn Party.

Section 4.7    Absence of Certain Changes or Events.

(a) From September 30, 2012 through the date of this Agreement, the businesses of each Linn Party and its Subsidiaries have been conducted in all material respects in the ordinary course of business, and no Linn Party or any Subsidiary of a Linn Party has undertaken any action that would be prohibited by Section 5.2 of this Agreement if such section were in effect at all times since September 30, 2012.

(b) Since September 30, 2012, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had a Linn Party Material Adverse Effect.

Section 4.8    Environmental Laws and Regulations. Except as would not, individually or in the aggregate, have a Linn Party Material Adverse Effect: (i) there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or, to the knowledge of the Linn Parties, threatened against any Linn Party or any of its Subsidiaries or any person or entity whose liability any Linn Party or any of its Subsidiaries has retained or assumed either contractually or by operation of Law, alleging non-compliance with or other liability under any Environmental Law and, to the knowledge of the Linn Parties, there are no existing facts or circumstances that would reasonably be expected to give rise to any such action, suit or proceeding, (ii) each Linn Party and its Subsidiaries and, to the knowledge of the Linn Parties, each third party operator of the Oil and Gas Interests of the Linn Parties are, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2011 have been, in compliance with all Environmental Laws (which compliance includes the possession by such Linn Party and each of its Subsidiaries of all Linn Party Permits required under applicable Environmental Laws to conduct their respective business and operations, and compliance with the terms and conditions thereof), (iii) there have been no Releases at any location of Hazardous Materials by any Linn Party or any of its Subsidiaries, or, to the knowledge of the Linn Parties, as a result of any operations or activities of any Linn Party, any of their Subsidiaries or any of their contractors or other third-party operators, that would reasonably be expected to give rise to any fine, penalty, remediation, investigation, obligation, injunction or liability of any kind to such Linn Party or its Subsidiaries, (iv) neither any Linn Party nor any of their Subsidiaries nor, to the knowledge of the Linn Parties, any third-party operator of any of the Oil and Gas Interests of the Linn Parties or any predecessor of any of them, is subject to any Order or any indemnity obligation or other Contract with any other person that would reasonably be expected to result in obligations or liabilities under applicable Environmental Laws or concerning Hazardous Materials or Releases, and (v) no Linn Party nor any of its Subsidiaries has received any unresolved claim, notice, complaint or request for information or contribution from a Governmental Entity or any other person relating to actual or alleged noncompliance with or liability under applicable Environmental Laws (including any such liability or obligation arising under, retained or assumed by contract or by operation of Law).

Section 4.9    Investigations; Litigation. Except as would not have, individually or in the aggregate, a Linn Party Material Adverse Effect, (a) there is no investigation or review pending (or, to the knowledge of the Linn Parties, threatened) by any Governmental Entity with respect to any Linn Party or any of its Subsidiaries, (b) there are no actions, suits (or, to the knowledge of the Linn Parties, inquiries), investigations, proceedings, subpoenas, civil investigative demands or other requests for information by any Governmental Entity relating to potential violations of Law pending (or, to the knowledge of the Linn Parties, threatened) against or affecting any Linn Party or any of its Subsidiaries, or any of their respective properties and (c) there are no orders, judgments or decrees of any Governmental Entity against any Linn Party or any of its Subsidiaries.

Section 4.10    Information Supplied. The information supplied or to be supplied by the Linn Parties in writing expressly for inclusion in the Form S-4 shall not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated

therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Linn Parties with respect to statements made or incorporated by reference therein based on information supplied by the Company in writing expressly for inclusion therein. The information supplied or to be supplied by the Linn Parties in writing expressly for inclusion in the Joint Proxy Statement/Prospectus shall not, at the time the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and shareholders of LinnCo or the members of Linn, and at the time of any meeting of Company stockholders, LinnCo shareholders or Linn members to be held in connection with the Mergers and the Contribution and Issuance, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Linn Parties with respect to statements made or incorporated by reference therein based on information supplied by the Company in writing expressly for inclusion therein. The Form S-4 and the Joint Proxy Statement/Prospectus (solely with respect to the portion thereof based on information supplied or to be supplied by a Linn Party in writing expressly for inclusion therein, but excluding any portion thereof based on information supplied by the Company in writing expressly for inclusion therein, with respect to which no representation or warranty is made by either Linn Party) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

Section 4.11    Regulatory Matters.

(a) Neither LinnCo nor Linn is (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) All natural gas pipeline Systems and related facilities constituting the Linn Parties’ and their Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended, and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

Section 4.12    Properties.

(a) Except as would not have, individually or in the aggregate, a Linn Party Material Adverse Effect, each Linn Party and its Subsidiaries have good and defensible title to all of the Oil and Gas Interests reflected in the Linn Party Reserve Reports as attributable to interests owned by any Linn Party or any of their Subsidiaries, except for such Oil and Gas Interests sold, used, farmed out or otherwise disposed of since December 31, 2012 in the ordinary course of business, in each case free and clear of all Liens other than Permitted Liens and Production Burdens. Except as would not have, individually or in the aggregate, a Linn Party Material Adverse Effect, (i) each Oil and Gas Lease to which any Linn Party or any of its Subsidiaries is a party is valid and in full force and effect, (ii) none of any Linn Party or any of their Subsidiaries has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Oil and Gas Lease, and (iii) none of the Linn Parties or any of their Subsidiaries has received written notice from the other party to any such Oil and Gas Lease that a Linn Party or any of its Subsidiaries, as the case may be, has breached, violated or defaulted under any Oil and Gas Lease.

(b) Except as would not have, individually or in the aggregate, a Linn Party Material Adverse Effect, (i) either Linn or a Subsidiary of Linn has good and valid title to each material real property (and each real property at which material operations of any Linn Party or any of its Subsidiaries are conducted) owned by any Linn Party or any Subsidiary (but excluding the Oil and Gas Interests of the Linn Parties), other than the Linn Party Real Property Leases (such owned property collectively, the “Linn Party Owned Real Property”) and

(ii) either a Linn Party or a Subsidiary of a Linn Party has a good and valid leasehold interest in each material lease, sublease and other agreement under which any Linn Party or any of their Subsidiaries uses or occupies or has the right to use or occupy any material real property (or real property at which material operations of any Linn Party or any of their Subsidiaries are conducted) (but excluding the Oil and Gas Interests of the Linn Parties) (such property subject to a lease, sublease or other agreement, the “Linn Party Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Linn Party Real Property Leases), in each case, free and clear of all Liens other than any Permitted Liens, and other than any conditions, encroachments, easements, rights-of-way, restrictions and other encumbrances that do not adversely affect the existing use of the real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business. Except as would not have, individually or in the aggregate, a Linn Party Material Adverse Effect, (A) each Linn Party Real Property Lease is valid, binding and in full force and effect, subject to the Remedies Exceptions and (B) no uncured default of a material nature on the part of any Linn Party or, if applicable, its Subsidiary or, to the knowledge of the Linn Parties, the landlord thereunder, exists under any Linn Party Real Property Lease, and no event has occurred or circumstance exists which, with or without the giving of notice, the passage of time, or both, would constitute a material breach or default under a Linn Party Real Property Lease.

(c) Except as would not have, individually or in the aggregate, a Linn Party Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Linn Party Owned Real Property or the Linn Party Leased Real Property that would reasonably be expected to adversely affect the existing use of such Linn Party Owned Real Property or the Linn Party Leased Real Property by any Linn Party or its Subsidiaries in the operation of its business thereon, (ii) except for such arrangements solely among a Linn Party and its Subsidiaries or among any Linn Party’s Subsidiaries, there are no outstanding options or rights of first refusal in favor of any other party to purchase any Linn Party Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the existing use of the Linn Party Owned Real Property by the Linn Parties in the operation of their business thereon, and (iii) neither a Linn Party nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of a Linn Party Owned Real Property or Linn Party Leased Real Property that would reasonably be expected to adversely affect the existing use of such Linn Party Owned Real Property or Linn Party Leased Real Property by the Linn Parties or their Subsidiaries in the operation of its business thereon.

(d) Except as would not have, individually or in the aggregate, a Linn Party Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Interests of the Linn Parties are being received by the Linn Parties in a timely manner and are not being held in suspense for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.

(e) All of the Wells and all water, CO2 or injection wells located on the Oil and Gas Leases or Units of the Linn Parties and their Subsidiaries or otherwise associated with an Oil and Gas Interest of a Linn Party or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Contracts and applicable Law, and all drilling and completion (and plugging and abandonment) of the Wells and such other wells and all related development, production and other operations have been conducted in compliance with all applicable Laws except, in each case, as would not have, individually or in the aggregate, a Linn Party Material Adverse Effect.

(f) All Oil and Gas Interests operated by the Linn Parties and their Subsidiaries have been operated in accordance with reasonable, prudent oil and gas field practices and in compliance with the applicable Oil and Gas Leases and applicable Law, except where the failure to so operate would not have, individually or in the aggregate, a Linn Party Material Adverse Effect.

(g) None of the material Oil and Gas Interests of the Linn Parties or their Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions, except for any such preferential purchase, consent or similar rights that would not have, individually or in the aggregate, a Linn Party Material Adverse Effect.

(h) None of the Oil and Gas Interests of the Linn Party or their Subsidiaries are subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

Section 4.13    Insurance. The Linn Parties and their Subsidiaries maintain insurance in such amounts and against such risks substantially as the Linn Parties believe to be customary for the industries in which they and their Subsidiaries operate and as the management of the Linn Parties has in good faith determined to be prudent and appropriate. Except as would not have, individually or in the aggregate, a Linn Party Material Adverse Effect, all insurance policies maintained by or on behalf of Linn Parties or any of their Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid by the Linn Parties or their Subsidiaries. Except as would not have, individually or in the aggregate, a Linn Party Material Adverse Effect, the Linn Parties and their Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of any Linn Party or any of their Subsidiaries as of the date of this Agreement, and neither a Linn Party nor any of their Subsidiaries is in breach or default under, or has taken any action that could permit termination or material modification of, any material insurance policies.

Section 4.14    Opinion of Financial Advisor.

(a) The Board of Directors of LinnCo has received the opinion of Citigroup Global Markets Inc. to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Exchange Ratio is fair, from a financial point of view, to LinnCo.

(b) The Conflicts Committee of the Board of Directors of LinnCo has received the opinion of Evercore Group L.L.C. to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Contribution in exchange for the Issuance is fair, from a financial point of view, to LinnCo.

(c) The Conflicts Committee of the Board of Directors of Linn has received the opinion of Greenhill & Co., LLC to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Issuance and the Contribution pursuant to this Agreement and that certain Contribution Agreement, as amended by Amendment No. 1 to Contribution Agreement dated as of November 3, 2013, dated as of the date hereof (the “Contribution Agreement”), between LinnCo and Linn is fair, from a financial point of view, to Linn.

Section 4.15    Material Contracts.

(a) Except for this Agreement and agreements filed as exhibits to the Linn Party SEC Documents, as of the date of this Agreement, no Linn Party nor any of their Subsidiaries is a party to or bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (a “Linn Party Material Contract”).

(b) Except as would not have, individually or in the aggregate, a Linn Party Material Adverse Effect, no Linn Party nor any of its Subsidiaries is in breach of or default under the terms of any Linn Party Material Contract and, to the knowledge of the Linn Parties, no other party to any Linn Party Material Contract is in breach of or default under the terms of any Linn Party Material Contract. Each Linn Party Material Contract is a valid and binding obligation of the applicable Linn Party or the Subsidiary of a Linn Party that is party thereto and, to the knowledge of the Linn Parties, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 4.16    Reserve Reports. The Linn Parties have delivered or otherwise made available to the Company true and correct copies of all written reports requested or commissioned by any Linn Party or its Subsidiaries and delivered to a Linn Party or its Subsidiaries in writing on or before the date of this Agreement estimating the Linn Parties’ and such Subsidiaries’ proved oil and gas reserves prepared by any unaffiliated person (each, a “Linn Party Report Preparer”) concerning the Oil and Gas Interests of the Linn Parties and such Subsidiaries as of December 31, 2012 (the “Linn Party Reserve Reports”). The factual, non-interpretive data provided by the Linn Parties and their Subsidiaries to each Linn Party Report Preparer in connection with the preparation of the Linn Party Reserve Reports that was material to such Linn Party Report Preparer’s estimates of the proved oil and gas reserves set forth in the Linn Party Reserve Reports was, as of the time provided (or as modified or amended prior to the issuance of the Linn Party Reserve Reports) accurate in all material respects. The oil and gas reserve estimates of the Linn Parties set forth in the Linn Party Reserve Reports are derived from reports that have been prepared by the petroleum consulting firm as set forth therein, and such reserve estimates fairly reflect, in all material respects, the oil and gas reserves of the Linn Parties at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Linn Party Reserve Reports that, individually or in the aggregate, has had or would have a Linn Party Material Adverse Effect.

Section 4.17    Finders or Brokers. Except for Citigroup Global Markets Inc., no Linn Party nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who would be entitled to any fee or any commission in connection with or upon consummation of the Mergers or the Contribution and Issuance.

Section 4.18    Ownership of Company Common Stock. No Linn Party nor any of their respective affiliates is, nor at any time during the last three years has been, an “interested stockholder” of the Company or HoldCo as defined in Section 203 of the DGCL.

Section 4.19    Tax Matters.

(a) Except as would not have, individually or in the aggregate, a Linn Party Material Adverse Effect:

(i)(A) Each of the Linn Parties and its Subsidiaries has timely filed all Tax Returns with the appropriate Taxing Authority required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct, and (B) all Taxes due and owing by each of the Linn Parties and its Subsidiaries (whether or not shown on such filed Tax Returns), including Taxes required to be collected or withheld from payments to employees, creditors, shareholders or other third parties, have been paid, except in each case of clause (A) and (B) for amounts being contested in good faith by appropriate proceedings or for which adequate reserves have been maintained in accordance with GAAP.

(ii)(A) No deficiencies for Taxes with respect to a Linn Party or any of its Subsidiaries have been claimed, proposed or assessed by any Taxing Authority that have not been settled and paid or adequately reserved in accordance with GAAP, (B) as of the date hereof, there are no pending or threatened audits, assessments or other actions for or relating to any liability in respect of Taxes of a Linn Party or any of its Subsidiaries, and (C) none of the Linn Parties or any of their respective Subsidiaries have waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(iii) There are no Liens for Taxes upon any property or assets of a Linn Party or any of its Subsidiaries other than Permitted Liens.

(iv) None of the Linn Parties or any of their respective Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(v) No claim has been made by any Taxing Authority in a jurisdiction where a Linn Party or any of its Subsidiaries does not file Tax Returns that such Linn Party or any of its Subsidiaries is or may be subject to taxation by that jurisdiction, other than any such claims that have been resolved.

(vi) None of the Linn Parties or any of their respective Subsidiaries is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (excluding any such agreements pursuant to customary provisions in contracts not primarily related to Taxes).

(vii) None of the Linn Parties or any of their respective Subsidiaries has been a member of an affiliated group within the meaning of Section 1504(a) of the Code (or any similar group defined under a similar provision of foreign, state or local Law), other than a group of which a Linn Party or any of its Subsidiaries is or was the common parent, and none of the Linn Parties or any of their respective Subsidiaries has any liability for Taxes of any other person (other than Taxes of a Linn Party or such Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of foreign, state or local Law), as a transferee or successor, by contract or otherwise.

(viii) Within the last two years, none of the Linn Parties or any of their respective Subsidiaries has been a party to any transaction intended to qualify under Section 355 of the Code.

(b) Linn has, at all times since its formation, been classified for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation. Linn is not, for U.S. federal income tax purposes, a partnership that would be treated as an investment company (within the meaning of Section 351 of the Code) if the partnership were incorporated.

(c) None of the Linn Parties or any of their respective Subsidiaries is aware of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede (i)(A) the HoldCo Merger and the Company Conversion, taken together, or (B) the LinnCo Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or (ii) the issuance of Linn Units to LinnCo pursuant to the Contribution and Issuance from qualifying as an exchange to which Section 721(a) of the Code applies.

Section 4.20    Employee Benefit Plans.

(a) For purposes of this Agreement, “Linn Party Benefit Plan” means each employee benefit plan, program, agreement or arrangement, including pension, retirement, profit-sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other employee benefit plan or fringe benefit plan, including any “employee benefit plan” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, maintained by a Linn Party or any Subsidiary of a Linn Party, or to which a Linn Party or any Subsidiary of a Linn Party contributes or is obligated to contribute for the benefit of any current or former employees, directors, consultants or independent contractors of a Linn Party or any Subsidiary of a Linn Party.

(b) Except as would not have, individually or in the aggregate, a Linn Party Material Adverse Effect, (i) each Linn Party Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, and (ii) all contributions required to be made to any Linn Party Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Linn Party Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the applicable Linn Party.

(c) None of the Linn Parties and their Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, maintained, established, contributed to or been obligated to contribute to any employee benefit plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code.

(d) None of the Linn Parties and their Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, maintained, established, contributed to or been obligated to contribute to any plan that is a Multiemployer Plan or a Multiple Employer Plan, and, except as would not have, individually or in the aggregate, a Linn Party Material Adverse Effect, none of the Linn Parties and their Subsidiaries nor any of their respective ERISA Affiliates has incurred any liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan or Multiple Employer Plan.

Section 4.21    Employment and Labor Matters. As of the date hereof, no Linn Party nor any of its Subsidiaries is, or since December 31, 2009 has been, a party to any Collective Bargaining Agreement, and no employee is represented by a labor organization for purposes of collective bargaining with respect to any Linn Party or any of its Subsidiaries. To the knowledge of the Linn Parties, as of the date hereof, there are no activities or proceedings of any labor or trade union to organize any employees of the any Linn Party or any of its Subsidiaries. As of the date hereof, no Collective Bargaining Agreement is being negotiated by any Linn Party or, to the knowledge of the Linn Parties, any of their respective Subsidiaries. As of the date hereof, there is no strike, lockout, slowdown, or work stoppage against any Linn Party or any of its Subsidiaries pending or, to the knowledge of the Linn Parties, threatened, that may interfere in any material respect with the business activities of any Linn Party and its Subsidiaries taken as a whole. Except as would not have, individually or in the aggregate, a Linn Party Material Adverse Effect, there is no pending charge or complaint against any Linn Party or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity, and none of the Linn Parties and their Subsidiaries are a party, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Except as would have, individually or in the aggregate, a Linn Party Material Adverse Effect, the Linn Parties and their Subsidiaries have complied with all applicable Laws regarding employment and employment practices, terms and conditions of employment and wages and hours (including classification of employees) and other applicable Laws in respect of any reduction in force, including notice, information and consultation requirements. Except as would not have, individually or in the aggregate, a Linn Party Material Adverse Effect, there are no outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing by any Linn Party pursuant to any workplace safety and insurance/workers’ compensation Laws.

Section 4.22    No Additional Representations.

(a) The Linn Parties acknowledge that the Company does not make any representation or warranty as to any matter whatsoever except as expressly set forth in Article III or in any certificate delivered by the Company to a Linn Party in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that the Company makes no representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to a Linn Party (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (b) the future business and operations of the Company and its Subsidiaries, and no Linn Party has relied on such information or any other representations or warranties not set forth in Article III.

(b) The Linn Parties have conducted their own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledge that they have been provided access for such purposes. Except for the representations and warranties expressly set forth in Article III or in any certificate delivered to a Linn Party by the Company in accordance with the terms hereof, in entering into this Agreement, the Linn Parties have relied solely upon their independent investigation and analysis of the Company and the Company’s Subsidiaries, and the Linn Parties acknowledge and agree that they have not been induced by and have not relied upon any representations, warranties or statements, whether express or implied, made by the Company, its Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or other Representatives that are not expressly set forth in Article III or in any certificate delivered by the Company to a Linn Party, whether or not such representations, warranties or statements were made in writing or orally. The Linn Parties acknowledge and agree that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Company to a Linn Party, (i) the Company does not make, or has not made, any representations or warranties relating to itself or its business or otherwise in connection with the Transactions and the Linn Parties are not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the Transactions, and if made, such representation or warranty must not be relied upon by a Linn Party as having been authorized by the Company, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to a Linn Party or any of their Representatives are not and shall not be deemed to be or include representations or warranties of the Company unless any such materials or information is the subject of any express representation or warranty set forth in Article III.

ARTICLE V.

COVENANTS AND AGREEMENTS

Section 5.1    Conduct of Business by the Company.

(a) From and after the date hereof until the earlier of the LinnCo Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, (ii) with the prior written consent of LinnCo (which consent shall not be unreasonably withheld), (iii) as may be contemplated or required by this Agreement or (iv) as set forth in Section 5.1(a) of the Company Disclosure Schedule, the Company covenants and agrees that the business of the Company and its Subsidiaries shall be conducted in the ordinary course of business, and shall use commercially reasonable efforts to preserve intact their present lines of business, maintain their rights, franchises and Company Permits and preserve their relationships with customers and suppliers; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) The Company agrees with the Linn Parties, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the LinnCo Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, (ii) as may be consented to by LinnCo (which consent shall not be unreasonably withheld), (iii) as may be contemplated or required by this Agreement, or (iv) as set forth in Section 5.1(b) of the Company Disclosure Schedule, the Company:

(A) shall not adopt any amendments to its certificate of incorporation or bylaws or similar applicable organizational documents, and shall not permit any of its Subsidiaries to adopt any amendments to its certificate of incorporation or bylaws or similar applicable organizational documents;

(B) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

(C) except in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries that is not wholly owned by the Company or wholly owned Subsidiaries of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except (1) dividends or distributions by any Subsidiaries only to the Company or to any Subsidiary of the Company in the ordinary course of business, (2) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement, and (3) regular quarterly cash dividends with customary record and payment dates on the shares of the Company Common Stock not in excess of $0.08 per share per quarter;

(D) shall not, and shall not permit any of its material Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Mergers and other than any mergers, consolidations, restructurings or reorganizations solely among the Company and its Subsidiaries or among its Subsidiaries, or take any action with respect to any securities owned by such person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Mergers or any other transaction contemplated by this Agreement;

(E) shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $25 million in the aggregate, except (1) as contemplated by the Company’s fiscal 2013 budget and capital expenditure plan, previously provided to LinnCo (the “Company 2013 Budget”) (whether or not such acquisition, loan, advance, capital contribution or investment is made during the 2013 fiscal year) or (2) as made in connection with any transaction among the Company and its wholly owned Subsidiaries or among its wholly owned Subsidiaries; provided, however, that the Company shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Mergers or any other transaction contemplated by this Agreement;

(F) shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, or otherwise dispose of or encumber any properties or non-cash assets with a value in excess of $25 million in the aggregate, except (1) sales, transfers and dispositions of obsolete or worthless equipment, (2) sales, transfers and dispositions of inventory, commodities and produced Hydrocarbons, crude oil and refined products in the ordinary course of business, or (3) sales, leases, transfers or other dispositions made in connection with any transaction among the Company and its wholly owned Subsidiaries or among its wholly owned Subsidiaries;

(G) shall not, and shall not permit any of its Subsidiaries to, authorize any capital expenditures in excess of $25 million in the aggregate, except for (1) expenditures contemplated by the Company 2013 Budget (whether or not such capital expenditure is made during the 2013 fiscal year), or (2) expenditures made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise;

(H) shall not, and shall not permit any of its Subsidiaries to, enter into any new Contract to sell Hydrocarbons other than in the ordinary course of business consistent with past practice, but in no event having a duration longer than 120 days;

(I) except as required by applicable Law or the terms of any Company Benefit Plan existing and as in effect on the date of this Agreement, shall not, and shall not permit any of its Subsidiaries to, (1) establish, adopt, amend, modify, commence participation in or terminate (or commit to establish, adopt, amend, modify, commence participation in or terminate) any Collective Bargaining Agreement, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock agreement, plan or arrangement covering any current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or any of its Subsidiaries or other existing Company Benefit Plan (other than amendments or modifications to broad-based Company Benefit Plans in the ordinary course of business that do not materially increase the cost or expense to the Company of providing or administering such benefits), (2) increase in any manner the compensation, severance or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or its Subsidiaries, other than increases in base salary to employees of the Company in the ordinary course of business consistent with past practice or in connection with a promotion of such employee in the ordinary course of business consistent with past practice, provided that such increases in base salary shall not exceed 5% in the aggregate (on an annualized basis) or, in the case of any individual employee with an annual base compensation greater than $150,000, 5% for any individual employee (on an annualized basis), (3) pay or award, or commit to pay or award, any bonuses or incentive compensation, other than in the ordinary course of business, (4) enter into any new or modify any existing employment, severance, termination, retention or consulting agreement with any current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or any of its Subsidiaries, (5) accelerate any rights or benefits, (6) fund any rabbi trust or similar arrangement, (7) change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Law, or (8) hire or terminate the employment or services of (other than for cause) any officer, employee, independent contractor or consultant who has annual base compensation greater than $150,000; provided that the Company may hire any officer, employee, independent contractor or consultant with an annual base compensation greater than $150,000, so long as the annual base compensation of such new hire is on market terms, in order to replace any officer, employee, independent contractor or consultant whose employment or services with the Company or any of its Subsidiaries has been terminated;

(J) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

(K) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Company Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the date hereof), other than (1) issuances of shares of Company Common Stock in respect of the exercise or settlement of any Company Stock Awards outstanding on the date hereof, (2) the sale of shares of Company Common Stock pursuant to the exercise of Company Options if necessary to effectuate an option direction upon exercise or for withholding of Taxes, or (3) for transactions among the Company and its wholly owned Subsidiaries or among its wholly owned Subsidiaries;

(L) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any of them or any rights, warrants or options to acquire any such shares, except for transactions among the Company and its Subsidiaries or among its Subsidiaries and other than the acquisition of shares of Company Common Stock from a holder of a Company Option or Company Stock Award in satisfaction of withholding obligations or in payment of the exercise price thereof;

(M) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except (1) for any indebtedness incurred in the ordinary course of business, (2) for any indebtedness among the Company and its wholly owned Subsidiaries or among its wholly owned Subsidiaries, (3) for any indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness on substantially the same or more favorable terms to the Company than such existing indebtedness, (4) for any guarantees by the Company of indebtedness of Subsidiaries of the Company or guarantees by its Subsidiaries of indebtedness of the Company or any Subsidiary of the Company, which indebtedness is incurred in compliance with this Section 5.1(b) and (5) with respect to any indebtedness not in accordance with clauses (1) through (4), for any indebtedness not to exceed $10 million in aggregate principal amount outstanding at the time incurred by the Company or any of its Subsidiaries; provided, however, that in the case of each of clauses (1) through (5) such indebtedness does not impose or result in any additional restrictions or limitations that would be material to the Company and its Subsidiaries, or, following the Closing, the Linn Parties and their Subsidiaries, other than any obligation to make payments on such indebtedness and other than any restrictions or limitations to which the Company or any Subsidiary is currently subject under the terms of any indebtedness outstanding as of the date hereof;

(N) other than in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries to, modify, amend or terminate, or waive any rights under any Company Material Contract or under any Company Permit, or enter into any new Contract which would be a Company Material Contract, in each case in a manner or with an effect that is adverse to the Company and its Subsidiaries, taken as a whole, or which would reasonably be expected to, after the LinnCo Effective Time, restrict or limit in any material respect any Linn Party, the Surviving Company or any of their respective affiliates from engaging in any business or competing in any geographic location with any person;

(O) shall not, and shall not permit any of its Subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises (1) equal to or lesser than the amounts reserved with respect thereto on the most recent consolidated balance sheet of the Company and its Subsidiaries included in the Company SEC Documents or (2) that do not exceed $1 million in the aggregate;

(P) shall not make, change or revoke any Tax election outside the ordinary course of business, change any Tax accounting method, file any amended Tax Return, enter into any closing agreement, request any Tax ruling, settle or compromise any Tax proceeding, or surrender any claim for a refund of Taxes, in each case, if such action would reasonably be expected to increase by a material amount the Taxes of the Company, HoldCo, LinnCo or Linn;

(Q) except as otherwise permitted by this Agreement, any refinancing permitted by clauses (M)(3) and (4) above or for transactions between the Company and its Subsidiaries or among its Subsidiaries, shall not, and shall not permit any of its Subsidiaries, to prepay, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness or guarantees thereof of the Company or any Subsidiary, other than (1) at stated maturity and (2) any required amortization payments and mandatory prepayments (including mandatory prepayments arising from any change of control put rights to which holders of such indebtedness or guarantees thereof may be entitled), in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date hereof;

(R) shall not, and shall not permit any of its Subsidiaries to, on or after November 3, 2013, implement or otherwise enter into any Derivative transaction with respect to Hydrocarbon production, other than that entered into at the direction or with the express consent of the Linn Parties; and

(S) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (A) through (R) of this Section 5.1(b).

Section 5.2    Conduct of Business by the Linn Parties.

(a) From and after the date hereof until the earlier of the LinnCo Effective Time or the Termination Date, and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Linn Parties or any of its Subsidiaries, (ii) with the prior written consent of the Company (which consent shall not be unreasonably withheld), (iii) as may be contemplated or required by this Agreement or (iv) as set forth in Section 5.2(a) of the Linn Party Disclosure Schedule, the Linn Parties covenant and agree that the business of the Linn Parties and their Subsidiaries shall be conducted in the ordinary course of business, and shall use commercially reasonable efforts to preserve intact their present lines of business, maintain their rights, franchises and Linn Party Permits and preserve their relationships with customers and suppliers; provided, however, that no action by the Linn Parties or their Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) Each of the Linn Parties agrees with the Company, on behalf of themselves and their Subsidiaries, that from the date hereof and prior to the earlier of the LinnCo Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Linn Parties or any of their Subsidiaries, (ii) as may be consented to by the Company (which consent shall not be unreasonably withheld), (iii) as may be contemplated or required by this Agreement, or (iv) as set forth in Section 5.2(b) of the Linn Party Disclosure Schedule, each of the Linn Parties:

(A) shall not adopt or agree to adopt any amendments to its limited liability company agreement or other similar organizational documents, and shall not permit any of its Subsidiaries to adopt or agree to adopt any amendments to its certificate of incorporation or bylaws or similar applicable organizational documents;

(B) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its equity securities , except for any such transaction by a wholly owned Subsidiary of a Linn Party which remains a wholly owned Subsidiary after consummation of such transaction;

(C) except in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries that is not wholly owned by a Linn Party or wholly owned Subsidiaries of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding equity securities (whether in cash, assets, stock or other securities of a Linn Party or its Subsidiaries), except (1) dividends or distributions by any Subsidiaries only to a Linn Party or to any Subsidiary of a Linn Party in the ordinary course of business, (2) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement, (3) regular cash distributions with customary record and payment dates on the Linn Units not in excess of $0.76125 per unit per quarter and (4) regular cash dividends with customary record and payment dates on the LinnCo Common Shares not in excess of $0.7455 per share per quarter;

(D) shall not, and shall not permit any of its material Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, other than any restructurings or reorganizations solely among a Linn Party and its Subsidiaries or among its Subsidiaries, or take any action with respect to any securities owned by such person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Mergers or any other transaction contemplated by this Agreement;

(E) shall not, and shall not permit any of its Subsidiaries to, make any acquisition (whether through merger, consolidation or otherwise) of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Mergers;

(F) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any LinnCo Common Share, Linn Unit, share of capital stock or other ownership interest in a Linn Party or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Linn Party Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the date hereof), other than (1) as contemplated by this Agreement and the agreement between the Linn Parties with respect to the Contribution, (2) issuances and sales of Linn Units not exceeding 10% of the issued and outstanding Linn Units as of the date of this Agreement, (3) issuances and sales of LinnCo Common Shares not exceeding 10% of the issued and outstanding LinnCo Common Shares as of the date of this Agreement, (4) issuances of Linn Units in respect of the exercise or settlement of any Linn Stock Awards outstanding on the date hereof, (5) the sale of Linn Units pursuant to the exercise of Linn Options if necessary to effectuate an option direction upon exercise or for withholding of Taxes, or (6) for transactions among a Linn Party and its wholly owned Subsidiaries or among its wholly owned Subsidiaries;

(G) shall not make, change or revoke any Tax election outside the ordinary course of business, change any Tax accounting method, file any amended Tax Return, enter into any closing agreement, request any Tax ruling, settle or compromise any Tax proceeding, or surrender any claim for a refund of Taxes, in each case, if such action would reasonably be expected to increase by a material amount the Taxes of a Linn Party or any of its Subsidiaries;

(H) take any action or fail to take any action that would reasonably be expected to cause Linn to be treated, for federal income Tax purposes, (1) as a corporation, or (2) as a partnership that would be treated as an investment company (within the meaning of Section 351 of the Code) if the partnership were incorporated; and

(I) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (A) through (H) of this Section 5.2(b).

Section 5.3    Mutual Access.

(a) For purposes of furthering the Transactions, each of the Company and the Linn Parties shall afford the other party and (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors, financing sources and agents and other Representatives of each such party reasonable access during normal business hours, throughout the period prior to the earlier of the LinnCo Effective Time and the Termination Date, to its and its Subsidiaries’ personnel and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional accounting, financing, operating, environmental and other data and information regarding such party and its Subsidiaries, as such other party may reasonably request. Notwithstanding the foregoing, no party shall be required to afford such access if it would unreasonably disrupt the operations of the other party or any of its Subsidiaries, would cause a violation of any agreement to which such party or any of its Subsidiaries is a party, would cause a risk of a loss of privilege to such party or any of its Subsidiaries or would constitute a violation of any applicable Law. No party or any of its officers, employees or Representatives shall be permitted to perform any onsite procedures (including an onsite study or any invasive testing or sampling) with respect to any property of another party or any of its Subsidiaries without the prior written consent of such party.

(b) The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or Representatives in connection with this Agreement and the consummation of the Transactions shall be governed in accordance with the confidentiality agreement, dated as of January 3, 2013, between the Company and Linn (the “Confidentiality Agreement”).

Section 5.4    No Solicitation; Recommendation of the Board of Directors of the Company.

(a) Except as expressly permitted by this Section 5.4, the Company shall, and shall cause each of its affiliates and its and their respective officers, directors and employees to, and shall use reasonable best efforts to cause the agents, financial advisors, investment bankers, attorneys, accountants and other representatives (collectively “Representatives”) of the Company or any of its affiliates to: (A) immediately cease any ongoing solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to a Company Takeover Proposal, and promptly instruct (to the extent it has contractual authority to do so and has not already done so prior to the date of this Agreement) or otherwise request, any person that has executed a confidentiality or non-disclosure agreement with the Company within the 24-month period prior to the date of this Agreement in connection with any actual or potential Company Takeover Proposal to return or destroy all such information or documents or material incorporating confidential information in the possession of such person or its Representatives and (B) until the LinnCo Effective Time or, if earlier, the Termination Date, not, directly or indirectly, (1) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (2) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person (other than any Linn Party or any of its directors, officers, employees, affiliates or Representatives) any non-public information regarding the Company or any of its Subsidiaries in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal, or (3) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral) with respect to a Company Takeover Proposal. Except to the extent necessary to take any actions that the Company or any third party would otherwise be permitted to take pursuant to this Section 5.4 (and in such case only in accordance with the terms hereof) or except to the extent that the Board of Directors of the Company concludes, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors of the Company under applicable Law, (A) the Company and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, any standstill provision in any agreement to which the Company or any of its Subsidiaries is a party, and (B) the Company shall, and shall cause its Subsidiaries to, enforce the standstill provisions of any such agreement, and the Company shall, and shall cause its Subsidiaries to, promptly take all steps within their power in an effort to terminate any waiver that may have been heretofore granted, to any person (other than the Linn Parties or any of their respective affiliates), under any such provisions.

(b) Notwithstanding anything to the contrary contained in Section 5.4(a), if at any time from and after the date of this Agreement and prior to obtaining the Company Stockholder Approval, the Company, directly or indirectly receives a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from the Company’s, its affiliates’ or the Company’s or its affiliates’ Representatives’ material breach of this Section 5.4 and if the Board of Directors of the Company determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes or could reasonably be expected to lead to a Company Superior Proposal, then the Company may, directly or indirectly, (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries, and afford access to the business, properties, assets, employees, officers, Contracts, books and records of the Company and its Subsidiaries, to the person who has made such Company Takeover Proposal and its Representatives and potential sources of financing; provided, that the Company shall substantially concurrently with the delivery to such person provide to LinnCo any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided or made available to LinnCo and (B) engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal and its Representatives and potential sources of financing regarding such Company Takeover Proposal. “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable to the Company than those applicable to Linn that are contained in the Confidentiality Agreement (including standstill restrictions); provided that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of this Section 5.4 and such confidentiality agreement shall permit the person making the Company Takeover Proposal to make non-public Company Takeover Proposals directly to the Company and the Board of Directors of the Company (as opposed to directly to the shareholders of the Company). Nothing in this Section 5.4 shall prohibit the Company, or the Board of Directors of the Company, directly or indirectly through any officer, employee or Representative, from (1) informing any person that the Company is party to this Agreement and informing such person of the restrictions that are set forth in this Section 5.4, or (2) disclosing factual information regarding the business, financial condition or results of operations of the Company or its Subsidiaries or the fact that an Company Takeover Proposal has been made, the identity of the party making such proposal or the material terms of such proposal in the Proxy Statement/Prospectus or otherwise; provided that, in the case of this clause (2), (x) the Company shall in good faith determine that such information, facts, identity or terms is required to be disclosed under applicable Law or that failure to make such disclosure is reasonably likely to be inconsistent with its fiduciary duties under applicable Law and (y) the Company complies with the obligations set forth in the proviso in Section 5.4(g).

(c) The Company shall promptly (and in no event later than 24 hours after receipt) notify, orally and in writing, LinnCo after receipt by the Company or any of its Representatives of any Company Takeover Proposal, including of the identity of the person making the Company Takeover Proposal and the material terms and conditions thereof, and shall promptly (and in no event later than 24 hours after receipt) provide copies to LinnCo of any written proposals, indications of interest, and/or draft agreements relating to such Company Takeover Proposal. The Company shall keep LinnCo reasonably informed, on a prompt basis, as to the status of (including changes to any material terms of, and any other material developments with respect to) such Company Takeover Proposal (including by promptly (and in no event later than 24 hours after receipt) providing to LinnCo copies of any additional or revised written proposals, indications of interest, and/or draft agreements relating to such Company Takeover Proposal). The Company agrees that it and its Subsidiaries will not enter into any agreement with any person subsequent to the date of this Agreement which prohibits the Company from providing any information to LinnCo in accordance with this Section 5.4.

(d) Except as expressly permitted by Section 5.4(e) and Section 5.4(f), the Board of Directors of the Company shall not (A) fail to include the Company Recommendation in the Joint Proxy Statement/Prospectus, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to the Linn Parties, the Company Recommendation, (C) make any recommendation or public statement that addresses or relates to the approval, recommendation or declaration of advisability by the Board of Directors of the Company in connection with a tender offer or exchange offer that constitutes a Company Takeover Proposal (other than (I) a recommendation against such offer or (II) a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act that includes a reaffirmation of the Company Recommendation or refers to the prior Company Recommendation of the Board of Directors of the Company) (it being understood that the Board of Directors of the Company may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth business day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a Company Adverse Recommendation Change, and such refrain shall not be treated as a Company Adverse Recommendation Change) or (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to stockholders of the Company a Company Takeover Proposal (any action described in this sentence being referred to as a “Company Adverse Recommendation Change”).

(e) Notwithstanding anything to the contrary set forth in this Agreement, with respect to a Company Takeover Proposal, at any time prior to the time the Company Stockholder Approval is obtained, the Board of Directors of the Company may make a Company Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 7.1(i) if, after receiving a bona fide, unsolicited Company Takeover Proposal that did not result from a material breach of Section 5.4(a), the Board of Directors of the Company has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (i) such Company Takeover Proposal constitutes a Company Superior Proposal and (ii) in light of such Company Takeover Proposal, the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors of the Company under applicable Law; provided, however, that, prior to making such Company Adverse Recommendation Change and/or terminating this Agreement pursuant to Section 7.1(i), (A) the Company has given LinnCo at least three business days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Company Superior Proposal) and has contemporaneously provided to LinnCo a copy of the Company Superior Proposal, a copy of any proposed transaction agreements with the person making such Company Superior Proposal and a copy of any financing commitments relating thereto (or, if not provided in writing to the Company, a written summary of the material terms thereof), (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with LinnCo during such notice period, to the extent LinnCo wishes to negotiate, to enable LinnCo to propose revisions to the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, (C) the Board of Directors of the Company shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by LinnCo and, at the end of such notice period, shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal if the revisions proposed by LinnCo were to be given effect, and (D) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to LinnCo an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (except that the three-business-day notice period referred to in clause (A) above of this proviso shall instead be equal to the longer of (1) two business days and (2) the period remaining under the notice period under clause (A) of this proviso immediately prior to the delivery of such additional notice under this clause (D)) during which time the Company shall be required to comply with the requirements of this Section 5.4(e) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso.

(f) Other than in connection with a Company Superior Proposal (which shall be subject to Section 5.4(e) and shall not be subject to this Section 5.4(f)), the Board of Directors of the Company may make a Company Adverse Recommendation Change in response to a Company Intervening Event if the Board of Directors of the Company determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure of the Board of Directors of the Company to effect a Company Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Board of Directors of the Company under applicable Law; provided, however, that, prior to making such Company Adverse Recommendation Change, (i) the Company has given LinnCo at least three business days’ prior written notice of its intention to take such action (which shall specify the reasons therefor), (ii) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with LinnCo during such notice period, to the extent LinnCo wishes to negotiate, to enable LinnCo to propose revisions to the terms of this Agreement as would not permit the Board of Directors of the Company to make a Company Adverse Recommendation Change pursuant to this Section 5.4(f), and (iii) the Board of Directors of the Company shall have considered any revisions to the terms of this Agreement proposed in writing by LinnCo and, at the end of such notice period, shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the failure of the Board of Directors of the Company to effect a Company Adverse Recommendation Change in response to a Company Intervening Event would reasonably likely to be inconsistent with the fiduciary duties of the Board of Directors of the Company under applicable Law.

(g) Nothing contained in this Section 5.4 or elsewhere in this Agreement shall prohibit the Company or the Board of Directors of the Company from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act; provided that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by the Board of Directors of the Company with respect to this Agreement or a Company Takeover Proposal shall be deemed to be a Company Adverse Recommendation Change unless the Board of Directors of the Company in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the Board of Directors of the Company.

Section 5.5    Recommendation of the Boards of Directors of the Linn Parties.

(a) Except as expressly permitted by Section 5.5(b), neither the Board of Directors of LinnCo nor the Board of Directors of Linn shall (A) fail to include the LinnCo Recommendation or the Linn Recommendation in the Joint Proxy Statement/Prospectus, or (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to the Company, the LinnCo Recommendation or the Linn Recommendation (any action described in this sentence being referred to as a “Linn Party Adverse Recommendation Change”).

(b) Nothing in this Agreement shall prohibit or restrict the Board of Directors of LinnCo or the Board of Directors of Linn from making a Linn Party Adverse Recommendation Change in response to a Linn Party Intervening Event if the Board of Directors of LinnCo or the Board of Directors of Linn, as the case may be, determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure of the Board of Directors of LinnCo or the Board of Directors of Linn, respectively, to effect a Linn Party Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Board of Directors of LinnCo or the Board of Directors of Linn, respectively, under applicable Law; provided, however, that, prior to making such Linn Party Adverse Recommendation Change, (i) LinnCo or Linn, respectively, has given the Company at least three business days’ prior written notice of its intention to take such action (which shall specify the reasons therefor), (ii) LinnCo and Linn have negotiated, and have caused their Representatives to negotiate, in good faith with the Company during such notice period, to the extent the Company wishes to negotiate, to enable the Company to propose revisions to the terms of this Agreement as would not permit the Board of Directors of LinnCo or the Board of Directors of Linn, as the case may be, to make a Linn Party Adverse Recommendation Change pursuant to this Section 5.5(b), and (iii) the Board of Directors of LinnCo or the Board of Directors of Linn, respectively, shall have considered any revisions to the terms of this Agreement proposed in writing by the Company and, at the end of such notice period, shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the failure of the Board of Directors of LinnCo or the Board of Directors of Linn, respectively, to effect a Linn Party Adverse Recommendation Change in response to a Linn Party Intervening Event would reasonably likely to be inconsistent with the fiduciary duties of the Board of Directors of LinnCo or the Board of Directors of Linn, respectively, under applicable Law.

Section 5.6    Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, the Linn Parties and the Company shall prepare and file with the SEC the Form S-4, which will include the Joint Proxy Statement/Prospectus. Each of the Linn Parties and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Mergers and the other Transactions. The Linn Parties and the Company will cause the Joint Proxy Statement/Prospectus to be mailed to the Company stockholders, the Linn members and the LinnCo shareholders as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. The Linn Parties shall also take any action required to be taken under any applicable state or provincial securities Laws in connection with the issuance and reservation of LinnCo Common Shares in the LinnCo Merger and Linn Units in the Contribution and Issuance, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement/Prospectus will be made by a Linn Party or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld) and without providing the other party a reasonable opportunity to review and comment thereon. Each of Linn, LinnCo and the Company, as applicable, will advise the other parties promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment thereto has been filed, the issuance of any stop order, the suspension of the qualification of the LinnCo Common Shares issuable in connection with the LinnCo Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Form S-4 or the Joint Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the LinnCo Effective Time any information relating to the Linn Parties or the Company, or any of their respective affiliates, officers or directors, is discovered by the Linn Parties or the Company which should be set forth in an amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company, the shareholders of LinnCo and the members of Linn, as applicable.

(b) As promptly as reasonably practicable following the clearance of the Joint Proxy Statement/Prospectus by the SEC, the Company shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders’ Meeting”) and not postpone or adjourn the Company Stockholders’ Meeting except to the extent required by applicable Law or to solicit additional proxies and votes in favor of adoption of this Agreement if sufficient votes to constitute the Company Stockholder Approval have not been obtained; provided, that, unless otherwise agreed to by the parties, the Company Stockholders’ Meeting may not be postponed or adjourned to a date that is more than 20 days after the date for which the Company Stockholders’ Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). The Company will, except in the case of a Company Adverse Recommendation Change, through its Board of Directors, recommend that its stockholders adopt this Agreement and will use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the NYSE or applicable Laws to obtain such approvals. The Company will not submit to the vote of its stockholders any Company Takeover Proposal other than the Mergers.

(c) As promptly as reasonably practicable following the clearance of the Joint Proxy Statement/Prospectus by the SEC, LinnCo shall take all action necessary in accordance with applicable Law and its organizational documents to duly give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining the LinnCo Shareholder Approvals (the “LinnCo Shareholders’ Meeting”), including the approval of the amendments (the “LinnCo Amendments”) to the limited liability company agreement of LinnCo (the “LinnCo LLC Agreement”) set forth in Annex C and the approval of the Contribution and Issuance, and to conduct a vote of the LinnCo Shareholders with respect to the voting of the Linn Units owned by LinnCo on the proposals to be presented at the Linn Members’ Meeting, and not postpone or adjourn the LinnCo Shareholders’ Meeting except to the extent required by applicable Law or to solicit additional proxies and votes in favor of the LinnCo Issuance, the Contribution and Issuance and the LinnCo Amendments if sufficient votes to constitute the LinnCo Shareholder Approvals have not been obtained; provided, that, unless otherwise agreed to by the parties, the LinnCo Shareholders Meeting may not be postponed or adjourned to a date that is more than 20 days after the date for which the LinnCo Shareholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). As promptly as reasonably practicable following the clearance of the Joint Proxy Statement/Prospectus by the SEC, Linn shall take all action necessary in accordance with applicable Law and its organizational documents to duly give notice of, convene and hold a meeting of its members for the purpose of obtaining the Linn Member Approval (the “Linn Members’ Meeting”) and not postpone or adjourn the Linn Members’ Meeting except to the extent required by applicable Law or to solicit additional proxies and votes in favor of the Issuance if sufficient votes to constitute the Linn Member Approval have not been obtained; provided, that, unless otherwise agreed to by the parties, the Linn Members’ Meeting may not be postponed or adjourned to a date that is more than 20 days after the date for which the Linn Members’ Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). LinnCo will, through its Board of Directors, except in the case of a Linn Party Adverse Recommendation Change, recommend that its shareholders approve the LinnCo Issuance and the LinnCo Amendments and will use reasonable best efforts to solicit from its shareholders proxies in favor of the LinnCo Issuance and the LinnCo Amendments and to take all other action necessary or advisable to secure the vote or consent of its shareholders required by the rules of NASDAQ or applicable Law to obtain such approvals. Linn will, through its Board of Directors, recommend that its members approve the Issuance and will use reasonable best efforts to solicit from its members proxies in favor of the approval of the Issuance and to take all other action necessary or advisable to secure the vote or consent of its members required by the rules of NASDAQ or applicable Law to obtain such approvals. If the approval of the LinnCo Amendments by the holders of a majority of the LinnCo Common Shares entitled to vote thereon is obtained, LinnCo shall take all action necessary in accordance with applicable Law and its organizational documents to adopt the LinnCo Amendments.

(d) Each of the parties hereto shall use their reasonable best efforts to cause the Company Stockholders’ meeting, the LinnCo Shareholders Meeting and the Linn Members’ Meeting to be held on the same date.

Section 5.7    Employee Matters.

(a) Effective as of the LinnCo Effective Time and for a period of one year thereafter, Linn shall provide, or shall cause its applicable affiliate to provide, to each employee of the Company or its Subsidiaries who continues to be employed by Linn or its applicable affiliate following the LinnCo Effective Time (each, a “Company Employee” and together the “Company Employees”) for so long as the applicable Company Employee remains employed by Linn or its applicable affiliate, (i) base compensation that is no less favorable than was provided to the Company Employee immediately prior to the LinnCo Effective Time, and (ii) all other compensation and benefits that are substantially comparable in the aggregate to either (at the election of Linn) (A) the other compensation and benefits paid and provided to the Company Employee immediately prior to the LinnCo Effective Time, or (B) the other compensation and benefits paid and provided to the other similarly situated employees of Linn and its Subsidiaries.

(b) Following the Closing Date, Linn shall, or shall cause its applicable affiliate to, cause any employee benefit plans sponsored or maintained by Linn or its applicable affiliate in which the Company Employees are eligible to participate following the Closing Date (collectively, the “Post-Closing Plans”) to recognize the service of each Company Employee with the Company and its Subsidiaries and their respective predecessors prior to the Closing Date for purposes of eligibility, vesting, benefit levels and benefit accrual rates or contribution rates under such Post-Closing Plans, in each case, to the same extent such service was recognized immediately prior to the LinnCo Effective Time under a comparable Company Benefit Plan in which such Company Employee was eligible to participate immediately prior to the LinnCo Effective Time; provided that such recognition of service shall not (i) apply for purposes of any defined benefit retirement plan or plan that provides retiree welfare benefits, (ii) operate to duplicate any benefits of a Company Employee with respect to the same period of service, (iii) apply for purposes of any plan, program or arrangement (x) under which similarly situated employees of Linn or its applicable affiliate do not receive credit for prior service or (y) that is grandfathered or frozen, either with respect to level of benefits or participation.

(c) Without limiting Section 5.7(b) of this Agreement, for purposes of each Post-Closing Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, to the extent such plan is not a Company Benefit Plan in which a Company Employee participated immediately before the LinnCo Effective Time (“Old Plans”), (i) Linn shall cause all pre-existing condition exclusions and actively-at-work requirements of such Post-Closing Plan to be waived for such employee and his or her covered dependents, unless and to the extent the individual, immediately prior to entry in the Post-Closing Plans, was subject to such conditions under the comparable Old Plans, and (ii) Linn shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding Post-Closing Plan begins to be taken into account under such Post-Closing Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Post-Closing Plan; provided that, in lieu of the foregoing clause (ii) Linn may provide cash payments to the Company Employee in respect of such eligible expenses incurred that are not taken into account under the applicable Post-Closing Plan.

(d) If requested by Linn in writing delivered to the Company not less than ten business days before the Closing Date, the Board of Directors of the Company (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate the Company 401(k) plans (the “Company 401(k) Plan”), effective as of the day prior to the Closing Date. In the event of a termination of the Company 401(k) Plan pursuant to the immediately preceding sentence, Linn shall cause a defined contribution plan that is qualified under Section 401(a) of the Code, that includes a cash or deferred arrangement within the meaning of Section 401(k) of the Code and that is established or maintained by Linn or its applicable Subsidiary (a “Linn 401(k) Plan”) to accept (immediately upon distribution) eligible rollover distributions (as defined in Section 402(c)(4) of the Code) from current and former employees of the Company and its Subsidiaries with respect to such individuals’ account balances (including loans) under such Company 401(k) Plan, if elected by any such individuals. The rollovers described herein shall comply with applicable Law, and Linn and its Subsidiaries shall make all filings and take any actions required of such party under applicable Law in connection therewith. Current and former employees of the Company and its Subsidiaries who are participants in the Company 401(k) Plan immediately prior to the LinnCo Effective Time shall be eligible as soon as reasonably practicable after the LinnCo Effective Time (but within 30 days of the LinnCo Effective Time) to participate in a Linn 401(k) Plan.

(e) LinnCo and Linn hereby acknowledge that a “change of control” (or similar phrase) within the meaning of the Company Stock Plans and the Company Benefit Plans identified in Section 3.9(j) of the Company Disclosure Schedule will occur at or prior to the LinnCo Effective Time, as applicable.

(f) From and after the LinnCo Effective Time, Linn shall, or shall cause its applicable affiliate to, honor all Company Benefit Plans in accordance with their terms as in effect immediately before the LinnCo Effective Time and applicable Law as such agreements and arrangements may be modified or terminated in accordance with their terms from time to time.

(g) Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Linn or any of its affiliates, or shall interfere with or restrict in any way the rights of Linn, the Surviving Company, the Company or any of their affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee at any time for any reason whatsoever, with or without cause. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Linn, the Surviving Company, the Company or any of their Subsidiaries (including, after the Closing Date, the Company and its Subsidiaries) or affiliates; or (ii) alter or limit the ability of Linn, the Surviving Company or any of their Subsidiaries (including, after the Closing Date, the Company and its Subsidiaries) or affiliates to amend, modify or terminate any Company Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.7 shall create any third party beneficiary rights in any Company Employee or current or former service provider of the Company or its affiliates (or any beneficiaries or dependents thereof).

Section 5.8    Regulatory Approvals; Efforts.

(a) Prior to the Closing, the parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective the Transactions as promptly as practicable, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Mergers and the other Transactions, (ii) the satisfaction of the conditions to consummating the Transactions, (iii) taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information and documentary material required under the HSR Act) required to be obtained or made by the parties or any of their respective Subsidiaries in connection with the Transactions or the taking of any action contemplated by this Agreement, (iv) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers or the other Transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed, and (v) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. In the event that any litigation, administrative or judicial action or other proceeding is commenced challenging the Mergers or any of the other Transactions contemplated by this Agreement, the parties shall cooperate with each other and use their respective reasonable best efforts to contest and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Mergers or the other Transactions contemplated by this Agreement. Additionally, each of the parties shall use reasonable best efforts to fulfill all conditions precedent to the Transactions and shall not take any action after the date of this Agreement that would reasonably be expected to materially hinder or delay the obtaining of, or result in not obtaining, any permission, approval or consent from any such Governmental Entity necessary to be obtained prior to Closing or to materially hinder or delay the expiration of the required waiting period under any applicable Law. To the extent that transfers of any permits issued by any Governmental Entity are required as a result of the execution of this Agreement or the consummation of the Transactions, the parties hereto shall use reasonable best efforts to effect such transfers.

(b) The parties shall each keep the other apprised of the status of matters relating to the completion of the Transactions and the regulatory approvals and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 5.8. In that regard, prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of), all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions. Each party to this Agreement shall promptly inform the other parties to this Agreement, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party orally of) any communication from any Governmental Entity regarding the Transactions, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed communication with any such Governmental Entity. If any party to this Agreement or any Representative of such parties receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, then such party will use reasonable best efforts to make, or cause to be made, as promptly as practicable and after consultation with the other parties to this Agreement, an appropriate response in substantial compliance with such request. No party shall participate in any meeting or teleconference with any Governmental Entity (other than teleconferences with respect to non-substantive or ministerial matters) in connection with this Agreement and Transactions unless it consults with the other parties in advance and, to the extent not prohibited by such Governmental Entity, gives the other parties the opportunity to attend and participate thereat. Each party shall furnish the other parties with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental

Entity with respect to the Transactions, and furnish the other parties with such necessary information and reasonable assistance as such other parties may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity; provided, however, that materials provided pursuant to this Section 5.8 may be redacted (i) to remove references concerning the valuation of the Company and Transactions or other confidential information, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege concerns.

(c) Subject to the terms and conditions herein provided and without limiting the foregoing, the Linn Parties and the Company shall use reasonable best efforts to (i) file, as promptly as practicable, but in any event no later than ten (10) business days after the date of this Agreement, all notifications required under the HSR Act; (ii) cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the Mergers and the other Transactions contemplated hereby, (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (C) assuring that all such filings are in material compliance with the requirements of any applicable Law; (iii) ensure the prompt expiration or termination of any applicable waiting period and clearance or approval by any relevant Governmental Entity, including defense against, and the resolution of, any objections or challenges, in court or otherwise, by any relevant Governmental Entity preventing consummation of the Mergers or the other Transactions; and (iii) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things advisable to consummate and make effective the Mergers and the other Transactions contemplated hereby as promptly as practicable. In the event that the parties receive a request for information or documentary material pursuant to the HSR Act (a “Second Request”), the parties will use their respective reasonable best efforts to respond to such Second Request as promptly as practicable, and counsel for each of the parties will closely cooperate during the entirety of any such Second Request review process.

(d) The Linn Parties shall and, shall cause their respective Subsidiaries to, propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of the Linn Parties or any of their respective Subsidiaries, or effective as of the LinnCo Effective Time, the Surviving Company or its Subsidiaries, or otherwise offer to take or offer to commit to take any action (including any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of the Linn Parties, the Surviving Company, or any of their respective Subsidiaries) which it is lawfully capable of taking and if the offer is accepted, take or commit to take such action (each a “Divestiture Action”), in each case, as may be required in order to avoid the commencement of any action to prohibit the Mergers or any of the other Transactions, or if already commenced, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action so as to enable the Closing to occur as soon as reasonably possible (and in any event, not later than the End Date). To assist the Linn Parties in complying with its obligations set forth in this Section 5.8(d), at either Linn Party’s request the Company shall, and shall cause its Subsidiaries to, enter into one or more agreements prior to the Closing with respect to any Divestiture Action; provided, however, that the consummation of the transactions provided for in any such agreement for a Divestiture Action shall be conditioned upon the Closing. The Company shall not, without the written consent of the Linn Parties, publicly or before any Governmental Entity or other third party, offer, suggest, propose or negotiate, and shall not commit to or effect, by consent decree, hold separate order or otherwise, any Divestiture Action. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.8 or elsewhere shall require, or be deemed to require, either Linn Party or any of their respective Subsidiaries to take or agree to take any Divestiture Action if doing so would, individually or in the aggregate, be reasonably likely to result in a Company Material Adverse Effect or a Linn Party Material Adverse Effect.

Section 5.9    Takeover Statutes. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations may become, or may purport to be, applicable to either Merger or any of the other Transactions, each party shall grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

Section 5.10    Public Announcements. The parties shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the Transactions, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each party shall consult with each other before issuing any press release or public statement with respect to the Transactions and, subject to the requirements of applicable Law or the rules of any securities exchange, shall not issue any such press release or public statement prior to such consultation. The parties agree to issue a mutually acceptable initial joint press release announcing this Agreement.

Section 5.11    Indemnification and Insurance.

(a) The Linn Parties agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the LinnCo Effective Time, whether asserted or claimed prior to, at or after the LinnCo Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company, HoldCo or their respective Subsidiaries as provided in their respective certificates of incorporation or bylaws or other organizational documents or in any agreement shall survive Transactions and shall continue in full force and effect. For a period of six years from the LinnCo Effective Time, the Linn Parties shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Company’s, HoldCo’s and any of their respective Subsidiaries’ certificates of incorporation and bylaws or similar organizational documents in effect immediately prior to the LinnCo Effective Time or in any indemnification agreements of the Company, HoldCo or their respective Subsidiaries with any of their respective current or former directors, officers or employees in effect immediately prior to the LinnCo Effective Time, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Company’s organizational documents in any manner that would adversely affect the rights thereunder of any individuals who immediately before the LinnCo Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the LinnCo Effective Time, the Linn Parties shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Company and its Subsidiaries to honor and perform, in accordance with their respective terms, each of the covenants contained in this Section 5.11 without limit as to time.

(b) The Linn Parties and the Surviving Company shall, jointly and severally, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company, HoldCo or any of their respective Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company, HoldCo or any of their respective Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”), in each case against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking consistent with the Company Organizational Documents, if and only to the extent required by Delaware Law, to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether before or after the LinnCo Effective Time (including acts or omissions in connection with such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of the Company). In the event of any such Action, the Linn Parties and the Surviving Company shall cooperate with the Indemnified Party in the defense of any such Action

(c) For a period of six years from the LinnCo Effective Time, the Linn Parties shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof by the Company and its Subsidiaries with respect to matters existing or arising on or before the LinnCo Effective Time; provided, however, that the Linn Parties shall not be required to pay, in respect of any year after the LinnCo Effective Time, annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages (the “Maximum Amount”) required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. If the Company elects, in its sole discretion, then the Company may, prior to the LinnCo Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the LinnCo Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such; provided that in no event shall the cost of such policy, if purchased by the Company, exceed six (6) times the Maximum Amount and, if such a “tail policy” is purchased, the Linn Parties shall have no further obligations under this Section 5.11(c).

(d) The Linn Parties shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.11.

(e) The rights of each Indemnified Party shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificate of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries, the Linn Parties or the Surviving Company, any other indemnification arrangement, the DGCL or otherwise.

(f) In the event that any Linn Party or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of such Linn Party, as the case may be, shall assume the obligations of such party set forth in this Section 5.11. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.11 is not prior to, or in substitution for, any such claims under any such policies.

(g) The obligations of the Linn Parties under this Section 5.11 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 5.11 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 5.11 applies shall be third-party beneficiaries of this Section 5.11, and (ii) this Section 5.11 shall survive consummation of the Mergers and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against the Linn Parties and their respective successors and assigns.

Section 5.12    Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give either

Linn Party or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the LinnCo Effective Time and (b) prior to the LinnCo Effective Time, each of the Company and the Linn Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.13    Section 16 Matters. Prior to the LinnCo Effective Time, LinnCo and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of LinnCo Common Shares (including derivative securities with respect to LinnCo Common Shares) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to LinnCo or Linn, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14    Transaction Litigation. Subject to applicable Law, the Company shall give LinnCo the opportunity to participate in the Company’s defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to the Transactions, including the Mergers. The Company agrees that, except to the extent permitted pursuant to Section 5.1(b)(O), it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against the Company or its directors, executive officers or similar persons by any stockholder of the Company relating to this Agreement or the Transactions without the prior written consent of the Linn Parties (such consent not to be unreasonably withheld).

Section 5.15    Certain Tax Matters. The parties shall cooperate and use their respective reasonable efforts in order for the Company and LinnCo to obtain the tax opinions referenced in Section 6.2(e), Section 6.2(f) and Section 6.3(d). None of the Company or any of its Subsidiaries or the Linn Parties or any of their respective Subsidiaries shall knowingly take or omit to take any action if such action or failure to act would be reasonably likely to prevent or impede (a) (i) the HoldCo Merger and the Company Conversion, taken together, or (ii) the LinnCo Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or (b) the issuance of Linn Units to LinnCo pursuant to the Contribution and Issuance from qualifying as an exchange to which Section 721(a) of the Code applies; provided that this clause (b) shall not prohibit any distribution of cash or other property from Linn to LinnCo to which LinnCo is entitled pursuant to the limited liability company agreement of Linn. Each party will report the transactions described in the preceding sentence in the manner set forth therein except (i) to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, or (ii) solely with respect to clause (b) of the preceding sentence, to the extent otherwise required by applicable law with respect to any transfer of money or other consideration from Linn to LinnCo during the two-year period following the date of the Contribution (other than (A) any operating cash flow distribution (as such term is defined in Treasury Regulation Section 1.707-4(b)(2)) or (B) any assumption of liabilities by Linn, for federal income tax purposes, resulting from the transactions contemplated by Section 1.1(d)(ii) hereof).

Section 5.16    NASDAQ Listing. LinnCo shall cause the LinnCo Common Shares to be issued in the LinnCo Merger and such other LinnCo Common Shares to be reserved for issuance in connection with the LinnCo Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Closing Date. Linn shall cause the Linn Units to be issued in the Contribution and Issuance to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Closing Date.

Section 5.17    Derivative Transactions. The Company has implemented or will implement the Derivative transactions with respect to its Hydrocarbon production as described on Section 5.17 of the Company Disclosure Schedule (the “Derivative Transactions”). Linn shall promptly reimburse the Company for all costs and expenses associated with the execution of the Derivative Transactions. The parties agree as follows:

(a) if this Agreement is terminated pursuant to Section 7.1 (other than (x) a termination pursuant to Section 7.1(g) or 7.1(i), (y) a termination pursuant to Section 7.1(f) as a result of a Willful Breach by the

Company of its obligations under this Agreement or (z) a termination pursuant to Section 7.1(e) as a result of a Willful Breach by any Linn Party of its obligations under this Agreement), then (i) if the termination of the Derivative Transactions as of the Termination Date would result in a net loss (including costs and expenses) as a whole as of the Termination Date to the Company (a “Net Derivatives Loss”), then the Linn Parties shall, jointly and severally, pay to the Company an amount of cash equal to the Net Derivatives Loss; and (ii) if the termination of the Derivative Transactions as of the Termination Date would result in a net gain (after taking into account costs and expenses (including Taxes) thereof) as a whole as of the Termination Date to the Company (a “Net Derivatives Gain”), then the Company shall pay to LinnCo an amount of cash equal to the Net Derivatives Gain, in each case within five business days after the Termination Date;

(b) if this Agreement is terminated pursuant to Section 7.1(g)(i) or 7.1(i), then the Company Parties, on the one hand, and the Linn Parties, on the other hand, shall (i) in the event of a Net Derivatives Loss, bear and be responsible for half of such Net Derivatives Loss; and (ii) in the event of a Net Derivatives Gain, receive half of such Net Derivatives Gain (it being agreed that the Parties hereto shall make such payments to each other to achieve the foregoing economic result within five business days after the Termination Date);

(c) if this Agreement is terminated pursuant to Section 7.1(f) as a result of a Willful Breach by the Company of its obligations under this Agreement or pursuant to Section 7.1(g)(ii), then (i) in the event of a Net Derivatives Loss, the Company shall bear and be responsible for all of such Net Derivatives Loss; and (ii) in the event of a Net Derivatives Gain, the Company shall pay to LinnCo an amount of cash equal to the Net Derivatives Gain within five business days after the Termination Date; and

(d) if this Agreement is terminated pursuant to Section 7.1(e) as a result of a Willful Breach by any Linn Party of its obligations under this Agreement, then (i) in the event of a Net Derivatives Loss, the Linn Parties shall, jointly and severally, pay to the Company an amount of cash equal to the Net Derivatives Loss and (ii) in the event of a Net Derivatives Gain, the Company shall retain and receive all of such Net Derivatives Gain.

Section 5.18    Approvals by the Company, HoldCo and LinnCo. Immediately following the execution of this Agreement by the parties hereto, this Agreement shall be adopted by (a) the Company, as the sole stockholder of Holdco, (b) Holdco, as the sole stockholder of Bacchus Merger Sub and (c) LinnCo, as the sole equityholder of LinnCo Merger Sub, and, immediately following the HoldCo Effective Time, Holdco shall approve the Company Conversion as the sole stockholder of the Company and shall approve, or shall cause its Subsidiaries to approve, the Subsidiary Conversions.

Section 5.19    Certain Transfer Taxes. Any liability arising out of any real estate transfer Tax with respect to interests in real property owned directly or indirectly by the Company or any of its Subsidiaries immediately prior to the HoldCo Merger, if applicable with respect to either of the Mergers, the Conversion or the Contribution, shall be borne by Linn and expressly shall not be a liability of stockholders of the Company.

ARTICLE VI.

CONDITIONS TO THE PRINCIPAL TRANSACTIONS

Section 6.1    Conditions to Each Party’s Obligation to Effect the Principal Transactions. The respective obligations of each party to effect the Principal Transactions shall be subject to the fulfillment (or waiver by all parties, to the extent permissible under applicable Law) at or prior to the HoldCo Effective Time of the following conditions:

(a) Each of the Company Stockholder Approval, the LinnCo Shareholder Approvals and the Linn Member Approval shall have been obtained.

(b) No injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no Law shall have been adopted or be effective, in each case that prohibits the consummation of either Merger or any of the other Principal Transactions.

(c) The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC.

(d) The LinnCo Common Shares to be issued in the LinnCo Merger and the Linn Common Units to be issued in the Issuance shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

(e) All waiting periods applicable to the Mergers under the HSR Act, including any secondary acquisition notifications pursuant to 16 C.F.R. § 801.4, shall have expired or been terminated.

Section 6.2    Conditions to Obligation of the Company to Effect the Mergers and the Conversion. The obligation of the Company to effect the Mergers and the Conversion is further subject to the fulfillment (or waiver by the Company) at or prior to the HoldCo Effective Time of the following conditions:

(a) (i) The representations and warranties of Linn Parties set forth in this Agreement qualified by Linn Party Material Adverse Effect shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, (ii) the representations and warranties of Linn Parties set forth in Sections 4.1(b) and 4.1(c) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any de minimis inaccuracies, and (iii) the other representations and warranties of the Linn Parties set forth in this Agreement shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct have not and would not, individually or in the aggregate, have a Linn Party Material Adverse Effect; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) and (iii), as applicable) only as of such date or period.

(b) The Linn Parties shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the LinnCo Effective Time.

(c) LinnCo shall have delivered to the Company a certificate, dated the Closing Date and signed by the Chief Executive Officer or another senior officer of LinnCo, certifying to the effect that the conditions set forth in Section 6.2(a) have been satisfied and the conditions set forth in Section 6.2(b), solely to the extent they relate to LinnCo, have been satisfied, and Linn shall have delivered to the Company a certificate, dated the Closing Date and signed by the Chief Executive Officer or another senior officer of Linn, certifying to the effect that the conditions set forth in Section 6.2(b), solely to the extent they relate to Linn, have been satisfied.

(d) All of the conditions to the Contribution (other than the conditions contained in Section 4.1(b) and Section 4.2(b) of the Contribution Agreement) shall have been fulfilled or waived.

(e) The Company shall have received a written opinion from Wachtell, Lipton, Rosen & Katz, counsel to the Company, dated as of the Closing Date, and based on facts, representations, assumptions and exclusions set forth or referred to in such opinion, to the effect that each of (i) the Holdco Merger and the Company Conversion, taken together, and (ii) the LinnCo Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon customary representations, warranties and covenants of officers of the Company, Holdco, LinnCo, Linn and others reasonably requested by such counsel. The condition set forth in this Section 6.2(e) shall not be waivable after receipt of the Company Stockholder Approval or the LinnCo Shareholder Approvals if such waiver would require further stockholder or shareholder approval to be obtained, unless such further approval is obtained with appropriate disclosure.

(f) LinnCo shall have received a written opinion from Latham & Watkins LLP, counsel to LinnCo, dated as of the Closing Date, and based on facts, representations, assumptions and exclusions set forth or referred to in such opinion (including an exclusion to the effect that the opinion may not apply to the extent LinnCo receives money or other consideration, other than operating cash flow distributions (as such term is defined in Treasury regulation Section 1.707-4(b)(2)), from Linn during the two-year period following the date of the Contribution, provided that this exclusion shall not apply with respect to any assumption of liabilities by Linn, for federal income tax purposes, resulting from the transactions contemplated by Section 1.1(d)(ii) hereof), to the effect that the Contribution and the Issuance should qualify as an exchange to which Section 721(a) of the Code applies, which opinion shall be in form and substance reasonably satisfactory to the Company. In rendering such opinion, such counsel shall be entitled to receive and rely upon customary representations, warranties and covenants of officers of LinnCo, Linn and others reasonably requested by such counsel. The condition set forth in this Section 6.2(f) shall not be waivable after receipt of the Company Stockholder Approval or the LinnCo Shareholder Approval if such waiver would require further stockholder or shareholder approval to be obtained, unless such further approval is obtained with appropriate disclosure.

Section 6.3    Conditions to Obligation of LinnCo to Effect the LinnCo Merger. The obligation of LinnCo to effect the LinnCo Merger is further subject to the fulfillment (or the waiver by LinnCo) at or prior to the LinnCo Effective Time of the following conditions:

(a)(i) The representations and warranties of the Company set forth in this Agreement qualified by Company Material Adverse Effect shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, (ii) the representations and warranties of the Company set forth in Section 3.2(a) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any de minimis inaccuracies, and (iii) the other representations and warranties of the Company set forth in this Agreement shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) and (iii), as applicable) only as of such date or period.

(b) The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the LinnCo Effective Time.

(c) The Company shall have delivered to LinnCo a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer of the Company, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

(d) LinnCo shall have received a written opinion from Latham & Watkins LLP, counsel to LinnCo, dated as of the Closing Date, and based on facts, representations, assumptions and exclusions set forth or referred to in such opinion, to the effect that the LinnCo Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon customary representations, warranties and covenants of officers of the Company, Holdco, LinnCo, Linn and others reasonably requested by such counsel. The condition set forth in this Section 6.3(d) shall not be waivable after receipt of the Company Stockholder Approval or the LinnCo Shareholder Approvals if such waiver would require further stockholder or shareholder approval to be obtained, unless such further approval is obtained with appropriate disclosure.

Section 6.4    Frustration of Closing Conditions. No party may rely, either as a basis for not consummating the Principal Transactions or terminating this Agreement and abandoning the Principal Transactions, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s material breach of this Agreement.

ARTICLE VII.

TERMINATION

Section 7.1    Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the LinnCo Effective Time, whether before or after any approval of the matters presented in connection with the Transactions by the stockholders of the Company, the shareholders of LinnCo or the members of Linn:

(a) by the mutual written consent of LinnCo and the Company;

(b) by any Linn Party or the Company, if the Mergers shall not have been consummated on or prior to January 31, 2014 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if the failure of the Closing to occur by such date shall be due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(c) by any Linn Party or the Company, if an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Principal Transactions and such injunction shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a party if such injunction was due to the failure of such party to perform any of its obligations under this Agreement;

(d) by any Linn Party or the Company, if (i) the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval shall not have been obtained, (ii) the LinnCo Shareholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the LinnCo Shareholder Approvals shall not have been obtained or (iii) the Linn Members’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Linn Member Approval shall not have been obtained;

(e) by the Company, if either Linn Party shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, such Linn Party does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving written notice from the Company describing such breach or failure in reasonable detail (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein, which would itself result in a failure of a condition set forth in Section 6.3(a) or 6.3(b));

(f) by any Linn Party, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, the Company does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving written notice from any Linn Party describing such breach or failure in reasonable detail (provided that no Linn Party is then in material breach of any representation, warranty, covenant or other agreement contained herein, which would itself result in a failure of a condition set forth in Section 6.2(a) or 6.2(b));

(g) by any Linn Party, prior to receipt of the Company Stockholder Approval, (i) in the event of a Company Adverse Recommendation Change or (ii) in the event the Company shall have Willfully Breached Section 5.4, other than in the case where (A) such Willful Breach is a result of an isolated action by a person that is a Representative of the Company, (B) the Company uses reasonable best efforts to remedy such Willful Breach and (C) the Linn Parties are not significantly harmed as a result thereof;

(h) by the Company, prior to receipt of both the LinnCo Shareholder Approvals and the Linn Member Approval, in the event of a Linn Party Adverse Recommendation Change;

(i) by the Company, prior to receipt of the Company Stockholder Approval and if the Company has complied in all material respects with its obligations under Section 5.4, in order to enter into a definitive agreement with respect to a Superior Takeover Proposal (which definitive agreement shall be entered into concurrently with, or promptly following, the termination of this Agreement pursuant to this Section 7.1(i)); provided that any such purported termination by the Company pursuant to this Section 7.1(i) shall be void and of no force or effect unless the Company pays to LinnCo the Company Termination Fee in accordance with Section 7.3(a).

Section 7.2    Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except for the provisions of Section 7.3 and Article VIII), and there shall be no other liability on the part of any party to any other party except as provided in Section 7.3 and, subject to Section 7.3(i), any liability arising out of or the result of, fraud or any willful or intentional breach of any covenant or agreement occurring prior to termination or as provided for in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3    Termination Fees; Expenses.

(a) If this Agreement is terminated by the Company pursuant to Section 7.1(i), then the Company shall pay to LinnCo the Company Termination Fee, by wire transfer to the account designated by LinnCo in immediately available funds, upon termination of this Agreement and as a condition to the effectiveness of such termination.

(b) If this Agreement is terminated by any Linn Party or the Company pursuant to Section 7.1(d)(i) and prior to the Company Stockholders’ Meeting, any person (other than any Linn Party or any of their respective affiliates) shall have made a Company Takeover Proposal, which shall have been publicly announced or publicly disclosed or otherwise publicly communicated to the Board of Directors of the Company and not have been withdrawn at least ten (10) days prior to the Company Stockholders’ Meeting, then the Company shall pay to LinnCo the LinnCo Expenses, by wire transfer to the account designated by LinnCo in immediately available funds, within two business days following the Company Stockholders’ Meeting, and, if within twelve months after such termination of this Agreement, the Company shall have consummated, or shall have entered into an agreement to consummate (which may be consummated after such twelve-month period), a Company Takeover Proposal, then the Company shall pay to LinnCo an amount equal to the Company Termination Fee minus the LinnCo Expenses previously paid or reimbursed by the Company, by wire transfer to the account designated by LinnCo in immediately available funds, on the earlier of the public announcement of the Company’s entry into such agreement or the consummation of any such Acquisition Transaction.

(c) If this Agreement is terminated (i) by any Linn Party pursuant to Section 7.1(g), (ii) by the Company pursuant to Section 7.1(b) and, at the time of such termination, (A) the Company Stockholder Approval shall not have been obtained and (B) any Linn Party would have been permitted to terminate this Agreement pursuant to Section 7.1(g), or (iii) by any Linn Party (1) pursuant to Section 7.1(f) due to a breach of the Company’s covenants contained in this Agreement and, at the time of such breach, a Company Takeover Proposal shall have been announced or disclosed or otherwise communicated to the Board of Directors of the Company and not have been withdrawn or (2) pursuant to Section 7.1(f) due to a breach of the Company’s covenants contained in Section 5.6(b), then the Company shall pay to LinnCo the Company Termination Fee, by wire transfer to such account designated by LinnCo in immediately available funds, in the case of any termination by any Linn Party, within two business days of such termination, and in the case of any termination by the Company, prior to or concurrently with such termination.

(d) If this Agreement is terminated (i) by the Company pursuant to Section 7.1(h), (ii) by any Linn Party pursuant to Section 7.1(b) and, at the time of such termination, (A) one or both of the LinnCo Shareholder Approvals or the Linn Member Approval shall not have been obtained and (B) the Company would have been permitted to terminate this Agreement pursuant to Section 7.1(h), or (iii) by the Company pursuant to Section 7.1(e) due to a breach of a Linn Party’s covenants contained in Section 5.6(c), then LinnCo shall pay to the Company the LinnCo Termination Fee, by wire transfer to such account designated by the Company in immediately available funds, in the case of any termination by the Company, within two business days of such termination, and in the case of any termination by any Linn Party, prior to or concurrently with such termination.

(e) If this Agreement is terminated by the Company pursuant to Section 7.1(e) due to a breach of a Linn Party’s covenants contained in this Agreement (other than due to a breach of Section 5.6(c)), then LinnCo shall pay to the Company the Company Expenses, by wire transfer to the account designated by the Company in immediately available funds, within two business days following such termination.

(f) If this Agreement is terminated by any Linn Party pursuant to Section 7.1(f) due to a breach of the Company’s covenants contained in this Agreement (other than due to a breach for which the Company Termination Fee is payable under Section 7.3(c)), then the Company shall pay to LinnCo the LinnCo Expenses, by wire transfer to the account designated by LinnCo in immediately available funds, within two business days following such termination.

(g) Solely for purposes of this Section 7.3, “Company Takeover Proposal” shall have the meaning ascribed thereto in Section 8.15(b), except that all references to 25% shall be changed to 50%.

(h) “Company Termination Fee” and “LinnCo Termination Fee” shall each mean a cash amount equal to $83,700,000. “LinnCo Expenses” and “Company Expenses” shall each mean $25,700,000 to be paid in respect of LinnCo’s and Linn’s expenses (in the case of the LinnCo Expenses) and the Company’s expenses (in the case of the Company Expenses) in connection with this Agreement.

(i) Notwithstanding anything to the contrary in this Agreement, (i) if the Company Termination Fee shall become due and payable in accordance with Section 7.3(a), 7.3(b) or 7.3(c), or if the LinnCo Expenses shall become due and payable in accordance with Section 7.3(f), then from and after such termination and payment of the Company Termination Fee or the LinnCo Expenses, as applicable pursuant to and in accordance with Section 7.3(a), 7.3(b), 7.3(c) or 7.3(f), as applicable, the Company shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby, except in the case of fraud or willful misconduct by the Company; and (ii) if the LinnCo Termination Fee shall become due and payable in accordance with Section 7.3(d) or if the Company Expenses shall become due and payable in accordance with Section 7.3(e), then from and after such termination and payment of the LinnCo Termination Fee or Company Expenses, as applicable, pursuant to and in accordance with Section 7.3(d), or 7.3(e), as applicable, the Linn Parties shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby, except in the case of fraud or willful misconduct by any Linn Party.

(j) Each of the parties hereto acknowledges that the Company Termination Fee, the Company Expenses reimbursement, the Linn Termination Fee and LinnCo Expense reimbursement are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate the Linn Parties in the circumstances in which the Company Termination Fee and/or LinnCo Expense reimbursement are due and payable and will compensate the Company in the circumstances in which the LinnCo Termination Fee and/or Company Expenses are due and payable and, in each case, which do not involve fraud or willful misconduct, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. In no event shall LinnCo be entitled to more than one payment of the Company Termination Fee and LinnCo Expense reimbursement, and in no event shall the Company be required to pay LinnCo an amount in excess of the Company Termination Fee pursuant to all provisions of this Section 7.3, in connection with a termination of this Agreement pursuant to which such Company Termination Fee and/or LinnCo Expense reimbursement are payable. In no event shall the Company be entitled to more than one payment of the LinnCo Termination Fee and Company Expense reimbursement, and in no event shall LinnCo be required to pay to the Company an amount in excess of the LinnCo Termination Fee pursuant to all provisions of this Section 7.3, in connection with a termination of this Agreement pursuant to which such LinnCo Termination Fee and/or Company Expense reimbursement are payable.

(k) Each of the parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if any party fails to pay in a timely manner any amount due pursuant to this Section 7.3, then (i) such party shall reimburse the other party that should have received such amount for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related Actions commenced and (ii) such party shall pay to the other party that should have received such amount interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1    No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Mergers, except for covenants and agreements which contemplate performance after the LinnCo Effective Time or otherwise expressly by their terms survive the LinnCo Effective Time.

Section 8.2    Expenses. Except as set forth in Section 7.3, whether or not the Mergers are consummated, all costs and expenses incurred in connection with the Mergers, this Agreement and the Transactions shall be paid by the party incurring or required to incur such expenses.

Section 8.3    Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4    Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 8.5    Jurisdiction; Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 7.3. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

Section 8.6    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.7    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the party to be notified, provided, however, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 8.7; or (c) when delivered by courier (with confirmation of delivery); in each case to the party to be notified at the following address:

To LinnCo or Linn:

600 Travis, Suite 5100

Houston, Texas 77002

Facsimile: (281) 840-4001

Attention: Charlene A. Ripley

                  Senior Vice President and General Counsel

                  David B. Rottino

                  Senior Vice President, Finance and Business Development

Email:          cripley@linnenergy.com

                  drottino@linnenergy.com

with copies to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Facsimile: (713) 546-7483

Attention: Michael E. Dillard

                  Sean T. Wheeler

Email:          michael.dillard@lw.com

                  sean.wheeler@lw.com

To the Company:

1999 Broadway, Suite 3700

Denver, Colorado 80202

Facsimile: (303) 999-4401

Attention: Davis O. O’Connor

                     Vice President, General Counsel and Secretary

Email:          doo@bry.com

with copies to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Facsimile: (212) 403-1394

Attention: Daniel A. Neff

                 David K. Lam

Email:      DANeff@wlrk.com

                 DKLam@wlrk.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8    Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, however, that LinnCo may assign any of its rights hereunder to a wholly owned direct or indirect Subsidiary of LinnCo without the prior written consent of the Company or any other party hereto, but no such assignment shall relieve LinnCo of any of its obligations hereunder. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 8.8 shall be null and void.

Section 8.9    Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10    Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the parties hereto.

Section 8.11    Amendments; Waivers. At any time prior to the LinnCo Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each party hereto; provided, however, that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12    Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13    No Third-Party Beneficiaries. Each of the Linn Parties and the Company agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and (b) after the LinnCo Effective Time, except for (i) the provisions of Section 5.11 and (ii) the right of the Company’s stockholders to receive the Merger Consideration on the terms and conditions of this Agreement and for the Contribution and Issuance to occur, this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 8.14    Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15    Definitions.

(a) General Definitions. References in this Agreement to “Subsidiaries” of any party means any corporation, partnership, association, trust or other form of legal entity of which (i) fifty percent (50%) or more of the voting power of the outstanding voting securities are on the date hereof directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner or managing member on the date hereof. References in this Agreement (except as specifically otherwise defined) to “affiliates” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to the Linn Parties, the actual knowledge of the individuals listed in Section 8.15(a) of the Linn Party Disclosure Schedule and (ii) with respect to the Company, the actual knowledge of the individuals listed on Section 8.15(a) of the Company Disclosure Schedule. As used in this Agreement, “business day” means any day other than a Saturday, Sunday or other day on which the banks in New York are authorized by Law to remain closed.

(b) Certain Specified Definitions. As used in this Agreement:

(i) “Company Deferred Compensation Plan” means the Non-Employee Director Deferred Stock and Compensation Plan.

(ii) “Company Intervening Event” means a material event, fact, circumstance, development or occurrence that is unknown to or by the Board of Directors of the Company as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known or understood by the Board of Directors of the Company as of the date of this Agreement), which event, fact, circumstance, development, occurrence, magnitude or material consequences becomes known to or by the Board of Directors of the Company prior to obtaining the Company Stockholder Approval; provided, however, (A) if the Company Intervening Event relates to an event, fact, circumstance, development or occurrence involving the Company, then such event, fact, circumstance, development or occurrence shall not constitute a Company Intervening Event if such event, change, effect, development or occurrence: (i) generally affects the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world; or (ii) results from or arises out of (a) any changes or developments in the industries in which the Company or its Subsidiaries conducts its business, (b) any changes or developments in prices for oil, natural gas or other commodities or for raw material inputs and end products, (c) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Mergers or any of the other transactions contemplated by this Agreement), and (d) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, and (B) if the Company Intervening Event relates to an event, fact, circumstance, development or occurrence involving either LinnCo or Linn, then such event, fact, circumstance, development or occurrence shall not constitute a Company Intervening Event unless it has a Linn Party Material Adverse Effect; provided that, in determining whether a Linn Party Material Adverse Effect has occurred for these purposes, the Board of Directors of the Company may consider changes in Law after the date hereof that would, or would reasonably be expected to, have a material adverse consequence on the amount of Linn’s U.S. federal income tax payments.

(iii) “Company Material Adverse Effect” means an event, change, effect, development or occurrence that has had, or would be reasonably likely to have, a material adverse effect on the business,

financial condition or continuing results of operations of the Company and its Subsidiaries, taken as a whole, other than any event, change, effect, development or occurrence resulting from or arising out of: (1) changes in general economic, financial or other capital market conditions (including prevailing interest rates), (2) any changes or developments generally in the industries in which the Company or any of its Subsidiaries conducts its business, (3) the announcement or the existence of, compliance with or performance under, this Agreement or the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to any of the Transactions (provided, however, that the exceptions in this clause (3) shall not apply to any representation or warranty contained in Sections 3.3 or 3.20 (or any portion thereof) to the extent that the purpose of such representation or warranty (or portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), (4) any taking of any action at the request of either Linn Party; (5) any changes or developments in prices for oil, natural gas or other commodities or for the Company’s raw material inputs and end products, (6) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (7) any changes in GAAP or accounting standards or interpretations thereof, (8) earthquakes, any weather-related or other force majeure event or natural disasters or outbreak or escalation of hostilities or acts of war or terrorism, (9) any failure by the Company to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (9) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect so long as it is not otherwise excluded by this definition) or (10) any changes in the share price or trading volume of the Company Common Stock or in the Company’s credit rating (provided that the exception in this clause (10) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Company Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to clauses (1), (2), (6), (7) and (8), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

(iv) “Company Stock Plans” mean the Company’s 1994 Stock Option Plan, the Company’s 2005 Equity Incentive Plan and the Company’s 2010 Equity Incentive Plan.

(v) “Company Superior Proposal” means a bona fide, unsolicited written Company Takeover Proposal (A) that if consummated would result in a third party (or in the case of a merger in which the Company issues stock to such third party, the stockholders of such third party) acquiring, directly or indirectly, 75% or more of the outstanding Company Common Stock or more than 75% of the consolidated assets (based on the fair market value thereof) of the Company and its Subsidiaries, taken as a whole, (B) that the Board of Directors of the Company determines in good faith, after consultation with its outside financial advisor and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such Company Takeover Proposal and (C) that the Board of Directors of the Company determines in good faith, after consultation with its outside financial advisor and outside legal counsel (taking into account at the time of determination any changes to this Agreement irrevocably offered by the Linn Parties in response to such Company Takeover Proposal, and all financial, legal, regulatory and other aspects of such Company Takeover Proposal, including all conditions contained therein and the person making such proposal, and this Agreement and any other factors deemed relevant by the Board of Directors of the Company), is more favorable to the stockholders of the Company than the Mergers.

(vi) “Company Takeover Proposal” means any bona fide proposal or offer made by a third party (other than any offer or proposal by any Linn Party or its affiliates) for or with respect to any acquisition, whether by a merger, consolidation, tender offer, exchange offer, business combination, recapitalization, binding share exchange, joint venture or other similar transaction, of (A) more than 25% or more of the Company’s consolidated assets (based on the fair market value thereof), or (B) more than 25% of the outstanding Company Common Stock or securities of the Company representing more than 25% of the voting power of the Company.

(vii) “Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation, whether oral or written.

(viii) “Derivative” means a derivative transaction within the coverage of Statement of Financial Accounting Standard No. 133, including any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral, transportation or other similar arrangements related to such transaction.

(ix) “Environmental Law” means any Law relating to the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of any Hazardous Materials), in each case as in effect as of the date of this Agreement.

(x) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(xi) “good and defensible title” means such title that is free from reasonable doubt to the end that a prudent person engaged in the business of purchasing and owning, developing, and operating producing or non-producing oil and gas properties in the geographical areas in which they are located, with knowledge of all of the facts and their legal bearing, would be willing to accept the same acting reasonably.

(xii) “Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous, industrial or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

(xiii) “Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids (including coalbed gas) and other liquids or gaseous hydrocarbons or other substances (including minerals) produced or associated therewith.

(xiv) “IT Assets” means the computers, software, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment of the Company and its Subsidiaries that are required in connection with the operation of the business of the Company and its Subsidiaries.

(xv) “Linn Party Intervening Event” means a material event, fact, circumstance, development or occurrence that is unknown to or by the Board of Directors of LinnCo or the Board of Directors of Linn, as applicable, as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known or understood by the Board of Directors of LinnCo or the Board of Directors of Linn, as applicable, as of the date of this Agreement), which event, fact, circumstance, development, occurrence, magnitude or material consequences becomes known to or by the Board of Directors of LinnCo or the Board of Directors of Linn prior to obtaining the LinnCo Shareholder Approvals or the Linn Member Approval, as applicable; provided, however, (A) if the Linn Party Intervening Event relates to an event, fact, circumstance, development or occurrence involving a Linn Party, then such event, fact, circumstance, development or occurrence shall not constitute a Linn Party Intervening Event if such event, change, effect, development or occurrence: (i) generally affects the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world; or (ii) results from or arises out of (a) any changes or developments in the industries in which the Linn Parties or their respective Subsidiaries conduct business, (b) any changes or developments in prices for oil, natural gas or other commodities or for raw material inputs and end products, (c) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of the Linn Parties or any of their respective Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Mergers or any of the other transactions contemplated by this Agreement), or (d) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, and (B) if the Linn Party Intervening Event relates to an event, fact, circumstance, development or occurrence involving the Company, then such event, fact, circumstance, development or occurrence shall not constitute a Linn Party Intervening Event unless it has a Company Material Adverse Effect.

(xvi) “Linn Party Material Adverse Effect” means an event, change, effect, development or occurrence that has had, or would be reasonably likely to have, a material adverse effect on the business, financial condition or continuing results of operations of either Linn and its Subsidiaries, taken as a whole, or LinnCo and its Subsidiaries, taken as a whole, other than any event, change, effect, development or occurrence resulting from or arising out of: (1) changes in general economic, financial or other capital market conditions (including prevailing interest rates), (2) any changes or developments generally in the industries in which Linn or LinnCo or any of its Subsidiaries conducts its business, (3) the announcement or the existence of, compliance with or performance under, this Agreement or the Transactions, including the impact thereof on the relationships, contractual or otherwise, of Linn or LinnCo or any of their respective Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to any of the Transactions (provided, however, that the exceptions in this clause (3) shall not apply to any representation or warranty contained in Sections 4.2 or 4.15 (or any portion thereof) to the extent that the purpose of such representation or warranty (or portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), (4) any taking of any action at the request of the Company; (5) any changes or developments in prices for oil, natural gas or other commodities or for Linn’s or LinnCo’s raw material inputs and end products, (6) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (7) any changes in GAAP or accounting standards or interpretations thereof, (8) earthquakes, any weather-related or other force majeure event or natural disasters or outbreak or escalation of hostilities or acts of war or terrorism, (9) any failure by Linn or LinnCo to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause

(9) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Linn Party Material Adverse Effect so long as it is not otherwise excluded by this definition) or (10) any changes in the share price or trading volume of the Linn Units or the LinnCo Common Shares or in Linn’s or LinnCo’s credit ratings (provided that the exception in this clause (10) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Linn Party Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to clauses (1), (2), (6), (7) and (8), to the extent disproportionately affecting Linn and its Subsidiaries, taken as a whole, or LinnCo and its Subsidiaries, taken as a whole, respectively, relative to other similarly situated companies in the industries in which Linn and its Subsidiaries operate or LinnCo and its Subsidiaries operate, respectively.

(xvii) “Oil and Gas Contracts” means any of the following Contracts to which the applicable Person or any of its Subsidiaries is a party (other than, in each case, an Oil and Gas Lease): all farm-in and farm-out agreements, areas of mutual interest agreements, joint venture agreements, development agreements, production sharing agreements, operating agreements, unitization, pooling and communitization agreements, declarations and orders, divisions orders, transfer orders, royalty deeds, oil and gas sales agreements, exchange agreements, gathering and processing Contracts and agreements, drilling, service and supply Contracts, geophysical and geological Contracts, land broker, title attorney and abstractor Contracts and all other Contracts relating to Hydrocarbons or revenues therefrom and claims and rights thereto, and, in each case, interests thereunder.

(xviii) “Oil and Gas Interests” means (A) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests; (B) Hydrocarbons or revenues therefrom; (C) all Oil and Gas Leases and the leasehold estates created thereby and the lands covered by the Oil and Gas Leases or included in units with which the Oil and Gas Leases may have been pooled or united; (D) all Oil and Gas Contracts; (E) surface interests, fee interests, reversionary interests, reservations and concessions; (F) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, (G) all rights and interests in, under or derived from unitization and pooling agreements in effect with respect to clauses (A) and (C) above and the units created thereby which accrue or are attributable to the interests of the holder thereof; (H) all interests in machinery equipment (including Wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering Systems and metering equipment), pumps, water plants, electric plants, gasoline and gas platforms, processing plants, separation plants, refineries, testing and monitoring equipment, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (I) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.

(xix) “Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements under which the Company or any of its Subsidiaries leases, subleases or licenses or otherwise acquires or obtains operating rights in and to Hydrocarbons or any other real property which is material to the operation of the Company’s business.

(xx) “Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal.

(xxi) “Permitted Lien” means (A) any Lien for Taxes or governmental assessments, charges or claims of payment not yet delinquent, being contested in good faith or for which adequate accruals or reserves (based on good faith estimates of management) have been set aside for the payment thereof, (B) vendors’, mechanics’, materialmens’, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary course of business or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith or for which adequate accruals or reserves (based on good faith estimates of management) have been set aside for the payment thereof, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (E) Liens relating to intercompany borrowings among the Company and its wholly owned Subsidiaries, (F) Liens that are disclosed on the most recent consolidated balance sheet of the Company included in the Company SEC Documents or the notes thereto or securing liabilities reflected on such balance sheet, (G) Liens arising under or pursuant to the organizational documents of the Company or any of its Subsidiaries, (H) Liens resulting from any facts or circumstances relating to any of the Linn Parties or its affiliates or (I) other Liens that do not, individually or in the aggregate, materially impair the present use of the property encumbered thereby.

(xxii) “Production Burden” means all royalty interests, overriding royalty interests, production payments, net profit interests or other similar interests that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), other than Taxes and assessments of Governmental Entities.

(xxiii) “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

(xxiv) “Systems” means the refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery and equipment that are owned by the Company or any of its Subsidiaries and used for the conduct of the business of the Company or any of its Subsidiaries as presently conducted.

(xxv) “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, imposts, levies, duties, fees or other assessments, including all net income, gross receipts, branch profits, capital, sales, use, ad valorem, value added, transfer, registration, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, disability, excise, severance, stamp, occupation, premium, windfall profits, environmental, real property, personal property, alternative, add-on minimum and estimated taxes, customs duties, and other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Taxing Authority in connection with respect thereto, whether disputed or not.

(xxvi) “Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity.

(xxvii) “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, or declaration of estimated Taxes (and including any amendments with respect thereto).

(xxviii) “Units” means all pooled, communitized or unitized acreage that includes all or a part of any Oil and Gas Lease.

(xxix) “Wells” means all oil and/or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Leases or Unit or otherwise associated with an Oil and Gas Interest of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

(xxx) “Willful Breach” means a material breach, or failure to perform, that is the consequence of an act or omission of a Representative or a Subsidiary of the Company with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

BERRY PETROLEUM COMPANY

By:
Name: Robert F. Heinemann President, Chief Executive Officer and Director

BACCHUS HOLDCO, INC.

By:
Name: Davis O. O’Connor Title: President

BACCHUS MERGER SUB, INC.

By:
Name: Davis O. O’Connor Title: President

LINNCO, LLC

By:
Name: Mark Ellis Title: Chairman, President and Chief Executive Officer

LINN ACQUISITION COMPANY, LLC

By:
Name: Mark Ellis Title: Chairman, President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

LINN ENERGY, LLC

By:
Name: Mark Ellis Title: Chairman, President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

Composite Copy

CONTRIBUTION AGREEMENT

This CONTRIBUTION AGREEMENT (this “Agreement”), dated as of February 20, 2013, as amended as of November 3, 2013, is made by and between LinnCo, LLC, a Delaware limited liability company (“LinnCo”), and Linn Energy, LLC, a Delaware limited liability company (“Linn”). The above-named entities are sometimes referred to in this Agreement each as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Berry Petroleum Company, a Delaware corporation (the “Company”), Bacchus HoldCo, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“HoldCo”), Bacchus Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of HoldCo (“Bacchus Merger Sub”), LinnCo, Linn Acquisition Company, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of LinnCo (“LinnCo Merger Sub”), and Linn are entering into that certain Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which:

(a) Bacchus Merger Sub is being merged with and into the Company, with (i) each outstanding share of the Company’s Class A common stock and Class B common stock (collectively, the “Company Common Stock”) being converted into one share of HoldCo common stock and (ii) the Company surviving as a direct wholly owned subsidiary of HoldCo (the “HoldCo Merger”);

(b) The Company is being converted from a Delaware corporation to a Delaware limited liability company (the “Conversion”); and

(c) HoldCo is being merged with and into LinnCo Merger Sub, with (i) each outstanding share of HoldCo common stock being converted into the right to receive 1.68 newly issued LinnCo common shares representing limited liability company interests in LinnCo (“LinnCo Common Shares”) and (ii) LinnCo Merger Sub surviving as a direct wholly owned subsidiary of LinnCo (the “LinnCo Merger” and, collectively with the HoldCo Merger and the Conversion, the “Transaction”).

WHEREAS, pursuant to this Agreement, and in connection with the Transaction, LinnCo will contribute all of the outstanding limited liability company interests in LinnCo Merger Sub (the “Interests”) to Linn in exchange for the issuance by Linn of newly issued units representing limited liability company interests in Linn ( “Linn Units”) to LinnCo.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

CONTRIBUTION AND ISSUANCE; CLOSING

At the Closing (as hereinafter defined), upon the terms and subject to the conditions set forth in this Agreement, the following transactions shall be completed as set forth below.

Section 1.1    Contribution of Interests. LinnCo shall contribute, assign and transfer the Interests to Linn (the “Contribution”) in exchange for the issuance of Linn Units described in Section 1.2 hereof and Linn’s assumption of all liabilities of LinnCo Merger Sub and the Company and, to the extent that LinnCo succeeds to any liability of HoldCo or the Company in connection with the LinnCo Merger, LinnCo.

Section 1.2    Issuance of Linn Units and Assumption of Liabilities. As consideration for the Contribution, Linn shall:

(a) issue to LinnCo a number of newly issued Linn Units equal to the greater of:

(i) the aggregate number of LinnCo Common Shares issuable by LinnCo in connection with the LinnCo Merger; and

(ii) the number of Linn Units as is necessary to cause LinnCo to own no less than one-third (1/3rd) of all of the outstanding Linn Units following the consummation of the transactions contemplated by this Agreement (the “Issuance”); and

(b) assume all of the liabilities of LinnCo Merger Sub and the Company and, to the extent that LinnCo succeeds to any liability of HoldCo or the Company in connection with the LinnCo Merger, LinnCo, excluding, for the avoidance of doubt, any federal, state or local tax liability of LinnCo solely resulting from LinnCo’s ownership of Linn Units.

If, between the date of this Agreement and the Closing (as hereinafter defined), the outstanding shares of Company Common Stock, LinnCo Common Shares or Linn Units shall have been changed into a different number of shares or units or a different class of shares or units by reason of any equity dividend, subdivision, reorganization, reclassification, recapitalization, equity split, reverse equity split, combination or exchange of shares or units, or any similar event shall have occurred, then the number of Linn Units to be issued in the Issuance pursuant to clause (a)(i) of this Section 1.2 shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 1.2 shall be construed to permit either Party to take any action with respect to its securities that is prohibited by the terms of the Merger Agreement.

Section 1.3    Tax Liability Distributions. At the end of each of calendar year 2013, 2014 and 2015, the parties shall work in good faith (i) to evaluate whether, in addition to any distribution to which LinnCo is entitled with respect to its Linn Units pursuant to Section 6.4 of the Third Amended and Restated Limited Liability Company Agreement of Linn, Linn shall make one or more special distributions to LinnCo solely out of funds available to make “operating cash flow distributions” (as such term is defined in Treasury Regulations Section 1.707-4(b)(2)) to reasonably compensate LinnCo for the actual increase in tax liability to LinnCo, if any, resulting from the allocation of amortization, depletion, depreciation and other cost recovery deductions using the “remedial allocation method” pursuant to Treasury Regulations Section 1.704-3(d), with respect to the assets acquired in the Contribution and (ii) to make any adjustment to such distribution described in clause (i) as mutually agreed.

Section 1.4    Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 811 Main Street, Suite 3700, Houston, Texas, promptly following the consummation of the Transaction on the closing date of the Transaction (the “Transaction Closing Date”).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE PARTIES; DISCLAIMER

Section 2.1    Representations and Warranties of LinnCo. LinnCo hereby represents and warrants that:

(a) It is a limited liability company duly organized, validly existing and in good standing under the Laws (as hereinafter defined) of the State of Delaware, with all requisite limited liability company power and authority to own its properties and assets and to conduct its business as presently conducted;

(b) (i) It has all necessary limited liability company power and authority to execute and deliver this Agreement and, assuming the closing of the Transaction, to consummate the Contribution and Issuance, (ii) the execution, delivery and performance by it of this Agreement and the consummation by it of the Contribution and Issuance has been duly authorized by all necessary action on its part and (iii) no other action on its part is necessary to authorize the execution and delivery by it of this Agreement and the consummation of the Contribution and Issuance. The Board of Directors of LinnCo, acting in accordance with the recommendation of the Special Committee of the Board of Directors of LinnCo, has approved this Agreement and the Contribution and Issuance. This Agreement has been duly executed and delivered by LinnCo and, assuming due and valid authorization, execution and delivery hereof by Linn, is the valid and binding obligation of LinnCo enforceable against LinnCo in accordance with its terms, except as may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Remedies Exceptions”);

(c) The execution, delivery and performance by it of this Agreement will not conflict with or result in any violation of or constitute a breach of any of the terms or provisions of, or result in the acceleration of any obligation under, or constitute a default under any provisions of: (i) its certificate of formation or limited liability company agreement or the certificate of formation or limited liability company agreement of LinnCo Merger Sub; (ii) any lien, encumbrance, security interest, pledge, mortgage, charge, other claim, bond, indenture, agreement, contract, franchise license, permit or other instrument or obligation to which it or LinnCo Merger Sub is a party or is subject or by which any of its or their assets or properties may be bound; (iii) any applicable laws, statutes, ordinances, rules or regulations promulgated by a governmental authority, orders of a governmental authority, judicial decisions, decisions of arbitrators or determinations of any governmental authority or court (“Laws”); or (iv) any material provision of any material contract to which it or LinnCo Merger Sub is a party or by which its or their assets are bound;

(d) All of the issued and outstanding equity interests of LinnCo Merger Sub are duly authorized and validly issued in accordance with the certificate of formation and limited liability company agreement of LinnCo Merger Sub and fully paid and non-assessable;

(e) It owns directly all of the Interests and has good and marketable title thereto, free and clear of all liens, encumbrances, security interests, pledges, mortgages, charges or other claims;

(f) At the time of the Closing, there will be no outstanding agreement, contract, option, commitment or other right or understanding in favor of, or held by, any person to acquire the Interests that has not been waived; and

(g) It is acquiring the Linn Units for its own account with the present intention of holding the Linn Units for investment purposes and not with a view to or for sale in connection with any public distribution of the Linn Units in violation of any federal or state securities Laws. It acknowledges that the Linn Units have not been registered under federal and state securities Laws and that the Linn Units may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under federal and state securities Laws or pursuant to an exemption from registration under any federal or state securities Laws.

Section 2.2    Representations and Warranties of Linn. Linn hereby represents and warrants that:

(a) It is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, with all requisite limited liability company power and authority to own, operate or lease its properties and assets and to conduct its business as presently conducted;

(b) (i) It has all necessary limited liability company power and authority to execute and deliver this Agreement and, subject to receipt of approval of the Issuance by a majority of the votes cast at a duly called meeting of the holders of Linn Units at which a quorum is present, to consummate the Contribution and Issuance, (ii) the execution, delivery and performance by it of this Agreement and the consummation by it of the Contribution and Issuance has been duly authorized by all necessary action on its part and (iii) no other action on its part is necessary to authorize the execution and delivery by it of this Agreement and the consummation of the Contribution and Issuance. The Board of Directors of Linn, acting in accordance with the recommendation of the Special Committee of the Board of Directors of Linn, has approved this Agreement and the Contribution and Issuance. This Agreement has been duly executed and delivered by Linn and, assuming due and valid authorization, execution and delivery hereof by LinnCo, is the valid and binding obligation of Linn enforceable against Linn in accordance with its terms, except as may be limited by the Remedies Exception;

(c) The execution, delivery and performance by it of this Agreement will not conflict with or result in any violation of or constitute a breach of any of the terms or provisions of, or result in the acceleration of any obligation under, or constitute a default under any provisions of: (i) its certificate of formation or limited liability company agreement; (ii) any lien, encumbrance, security interest, pledge, mortgage, charge, other claim, bond, indenture, agreement, contract, franchise license, permit or other instrument or obligation to which it is a party or is subject or by which any of its assets or properties may be bound; (iii) any applicable Laws; or (iv) any material provision of any material contract to which it is a party or by which its assets are bound;

(d) Upon issuance, all of the Linn Units issued in the Issuance will be duly authorized, validly issued and outstanding, and will have been issued free of preemptive rights in compliance with Laws and the limited liability company agreement of Linn and fully paid and non-assessable;

(e) It is acquiring the Interests for its own account with the present intention of holding the Interests for investment purposes and not with a view to or for sale in connection with any public distribution of the Interests in violation of any federal or state securities Laws. It acknowledges that the Interests have not been registered under federal and state securities Laws and that the Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under federal and state securities Laws or pursuant to an exemption from registration under any federal or state securities Laws; and

(f) It has, at all times since its formation, been classified for U.S. federal income tax purposes as a partnership, or as a disregarded entity, as the case may be, and not as a corporation. Linn is not, for U.S. federal income tax purposes, a partnership that would be treated as an investment company (within the meaning of Section 351) if the partnership were incorporated.

Section 2.3    Disclaimer of Warranties. EXCEPT TO THE EXTENT PROVIDED IN THIS AGREEMENT, THE PARTIES ACKNOWLEDGE AND AGREE THAT NEITHER OF THE PARTIES HAS MADE, DOES NOT MAKE, AND EACH SUCH PARTY SPECIFICALLY NEGATES AND DISCLAIMS, ANY REPRESENTATIONS, WARRANTIES, PROMISES, COVENANTS, AGREEMENTS OR GUARANTIES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS, IMPLIED OR STATUTORY, ORAL OR WRITTEN, PAST OR PRESENT, REGARDING (A) THE VALUE, NATURE, QUALITY OR CONDITION OF THE ASSETS OWNED BY THE COMPANY, INCLUDING, WITHOUT LIMITATION, THE ENVIRONMENTAL CONDITION OF THE ASSETS GENERALLY, INCLUDING, WITHOUT LIMITATION, THE PRESENCE OR LACK OF HAZARDOUS SUBSTANCES OR OTHER MATTERS ON SUCH ASSETS, (B) THE INCOME TO BE DERIVED FROM SUCH ASSETS, (C) THE SUITABILITY OF SUCH ASSETS FOR ANY AND ALL ACTIVITIES AND USES THAT MAY BE CONDUCTED THEREON OR THEREWITH, (D) THE COMPLIANCE OF OR BY SUCH ASSETS OR THEIR OPERATION WITH ANY LAWS (INCLUDING WITHOUT LIMITATION ANY ZONING, ENVIRONMENTAL PROTECTION, POLLUTION OR LAND USE LAWS, RULES, REGULATIONS, ORDERS OR REQUIREMENTS), OR (E) THE HABITABILITY, MERCHANTABILITY, MARKETABILITY, PROFITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF SUCH ASSETS. EACH PARTY ACKNOWLEDGES AND AGREES THAT SUCH PARTY HAS HAD THE OPPORTUNITY

TO INSPECT THE ASSETS OF THE COMPANY, AND SUCH PARTY IS RELYING SOLELY ON ITS OWN INVESTIGATION OF THE ASSETS OF THE COMPANY AND NOT ON ANY INFORMATION PROVIDED OR TO BE PROVIDED BY THE OTHER PARTY. NEITHER OF THE PARTIES IS LIABLE OR BOUND IN ANY MANNER BY ANY VERBAL OR WRITTEN STATEMENTS, REPRESENTATIONS OR INFORMATION PERTAINING TO THE ASSETS OF THE COMPANY FURNISHED BY ANY AGENT, EMPLOYEE, SERVANT OR THIRD PARTY. THIS SECTION SHALL SURVIVE THE CONTRIBUTION OF THE INTERESTS OR THE TERMINATION OF THIS AGREEMENT. THE PROVISIONS OF THIS SECTION HAVE BEEN NEGOTIATED BY THE PARTIES AFTER DUE CONSIDERATION AND ARE INTENDED TO BE A COMPLETE EXCLUSION AND NEGATION OF ANY REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESS, IMPLIED OR STATUTORY, WITH RESPECT TO THE ASSETS OF THE COMPANY THAT MAY ARISE PURSUANT TO ANY LAW NOW OR HEREAFTER IN EFFECT, OR OTHERWISE, EXCEPT AS SET FORTH IN THIS AGREEMENT.

ARTICLE III

COVENANTS AND AGREEMENTS

Section 3.1    Regulatory Approvals; Efforts. Each Party agrees with the other that it shall comply with its obligations under the Merger Agreement, including Section 5.8 of the Merger Agreement.

Section 3.2    Linn has no present intention to sell or otherwise dispose of any material portion of the assets acquired pursuant to the Transaction in a taxable transaction for federal income tax purposes. In the event that, within seven (7) years following the Contribution, Linn desires to effect a disposition of a material portion of the assets acquired pursuant to the Transaction in a manner that results in a material increase to the tax liability of LinnCo resulting from the allocation of income or gain pursuant to Section 704(c) of the Internal Revenue Code of 1986, as amended (a “Material Disposition Transaction”), such a Material Disposition Transaction would be required to be approved by an independent committee appointed for such purpose by the LinnCo Board of Directors.

ARTICLE IV

CONDITIONS TO OBLIGATIONS

Section 4.1    Conditions to Obligation of Linn. The obligation of Linn to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions:

(a) the representations and warranties of LinnCo set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing, as if made at and as of that time (other than such representations and warranties that expressly address matters only as of a certain date, which need only be true as of such certain date);

(b) the Transaction shall have been consummated as provided in the Merger Agreement without material modification or waiver; and

(c) all waiting periods applicable to the transactions contemplated hereby under the HSR Act shall have expired or been terminated.

Section 4.2    Conditions to Obligation of LinnCo. The obligation of LinnCo to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions:

(a) the representations and warranties of Linn set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing, as if made at and as of that time (other than representations and warranties that expressly address matters only as of a certain date, which need only be true as of such certain date);

(b) the Transaction shall have been consummated as provided in the Merger Agreement without material modification or waiver; and

(c) all waiting periods applicable to the transactions contemplated hereby under the HSR Act shall have expired or been terminated.

ARTICLE V

FURTHER ASSURANCES

From time to time after the date of this Agreement, and without any further consideration, the Parties agree to execute, acknowledge and deliver all such additional deeds, assignments, bills of sale, conveyances, instruments, notices, releases, acquittances and other documents, and will do all such other acts and things, all in accordance with applicable Law, as may be necessary or appropriate (a) to more fully assure that the applicable Parties own all of the properties, rights, titles, interests, estates, remedies, powers and privileges granted by this Agreement, or which are intended to be so granted, (b) to more fully and effectively vest in the applicable Parties and their respective successors and assigns beneficial and record title to the interests contributed and assigned by this Agreement or intended so to be and (c) to more fully and effectively carry out the purposes and intent of this Agreement.

ARTICLE VI

MISCELLANEOUS

Section 6.1    Survival of Representations and Warranties. The representations and warranties in this Agreement will survive the completion of the transactions contemplated hereby regardless of any independent investigations that the Parties may make or cause to be made, or knowledge it may have, prior to the date of this Agreement and will continue in full force and effect for a period of one year from the date of this Agreement. At the end of such period, such representations and warranties will terminate, and no claim may be brought by any Party thereafter in respect of such representations and warranties.

Section 6.2    Tax Matters.

(a) The parties to this Agreement intend that the Contribution qualify as an exchange to which Section 721(a) of the Code applies and agree to file all federal (and, to the extent applicable, state and local) income tax returns in a manner consistent with such treatment.

(b) Linn shall pay any and all transfer, stamp, documentary, sales, use, registration, value-added and other similar taxes (including all applicable real estate transfer taxes) incurred in connection with this Agreement and the transactions contemplated hereby, and shall pay all documentary, filing, recording, transfer, deed, and conveyance fees required in connection therewith.

Section 6.3    Headings; References, Interpretation. All Article and Section headings in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any of the provisions hereof. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole, and not to any particular provision of this Agreement. All references herein to Articles and Sections shall, unless the context requires a different construction, be deemed to be references to the Articles and Sections of this Agreement. All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders, and the singular shall include the plural and vice versa. The use herein of the word “including” following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation,” “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter.

Section 6.4    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

Section 6.5    No Third Party Rights. The provisions of this Agreement are intended to bind the Parties as to each other and are not intended to and do not create rights in any other person or confer upon any other person any benefits, rights or remedies, and no person is or is intended to be a third party beneficiary of any of the provisions of this Agreement.

Section 6.6    Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all signatory Parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument. The delivery of an executed counterpart copy of this Agreement by facsimile or electronic transmission in PDF format shall be deemed to be the equivalent of delivery of the originally executed copy thereof.

Section 6.7    Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 6.8    Severability. If any of the provisions of this Agreement are held by any court of competent jurisdiction to contravene, or to be invalid under, the laws of any governmental body having jurisdiction over the subject matter hereof, such contravention or invalidity shall not invalidate the entire Agreement. Instead, this Agreement shall be construed as if it did not contain the particular provision or provisions held to be invalid and an equitable adjustment shall be made and necessary provision added so as to give effect, as nearly as possible, to the intention of the Parties as expressed in this Agreement at the time of execution of this Agreement.

Section 6.9    Deed; Bill of Sale; Assignment. To the extent required and permitted by applicable law, this Agreement shall also constitute a “deed,” “bill of sale” or “assignment” of the interests referenced herein.

Section 6.10    Amendment or Modification. This Agreement may be amended or modified from time to time only by the written agreement of all the Parties. Each such instrument shall be reduced to writing and shall be designated on its face as an amendment to this Agreement.

Section 6.11    Integration. This Agreement and the instruments referenced herein supersede all previous understandings or agreements among the Parties, whether oral or written, with respect to the subject matter of this Agreement and such instruments. This Agreement and such instruments contain the entire understanding of the Parties with respect to the subject matter hereof and thereof. No understanding, representation, promise or agreement, whether oral or written, is intended to be or shall be included in or form part of this Agreement unless it is contained in a written amendment hereto executed by the Parties after the date of this Agreement.
[THE REMAINDER OF THIS PAGE IS LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the parties to this Agreement have caused it to be duly executed as of the date first above written.

LINNCO, LLC

By:	/s/ Mark E. Ellis
Name:	Mark E. Ellis
Title:	Chairman, President and CEO

LINN ENERGY, LLC

By:	/s/ Mark E. Ellis
Name:	Mark E. Ellis
Title:	Chairman, President and CEO

SIGNATURE PAGE TO CONTRIBUTION AGREEMENT

Annex C

FIRST AMENDMENT TO

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

LINNCO, LLC

[—], 2013

This FIRST AMENDMENT (this “First Amendment”) to the AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF LINNCO, LLC, (the “Company”), dated as of October 17, 2012 (the “LLC Agreement”), is hereby executed as of [—], 2013 by [—] on behalf of the Company and its Members in accordance with Section 2.6 of the LLC Agreement. Capitalized terms used but not defined herein have the meaning given to such terms in the LLC Agreement.

WHEREAS, Section 11.1(a) of the LLC Agreement provides that, unless otherwise provided in Section 11.1(b) with respect to certain amendments requiring approval of the holders of a majority of each of the Outstanding Voting Shares and the Outstanding Common Shares, voting as separate classes, or in Section 11.1(c) with respect to certain amendments to be adopted solely by the Board of Directors, the Board of Directors, with the approval of the holders of a majority of the Outstanding Voting Shares, may amend any of the terms of the LLC Agreement;

WHEREAS, acting in accordance with the foregoing, the Board of Directors has determined that the amendments set forth in this First Amendment are advisable and in the best interests of the Company and its Shareholders and has resolved to recommend the approval of this First Amendment by the holders of the Outstanding Voting Shares and the Outstanding Common Shares;

WHEREAS, Linn Energy, as the holder of all of the Outstanding Voting Shares, has approved this First Amendment by action without a meeting in accordance with Section 11.3(c) of the LLC Agreement; and

WHEREAS, in connection with that certain Agreement and Plan of Merger, dated as of February 20, 2013, by and among the Company, Linn Energy, Linn Acquisition Company, LLC, Berry Petroleum Company, Bacchus HoldCo, Inc. and Bacchus Merger Sub, Inc., the Company intends to seek the affirmative vote of the holders of a majority of the Outstanding Common Shares to approve the amendments set forth in this First Amendment (the “Common Shareholder Approval”);

NOW THEREFORE, the LLC Agreement is hereby amended as follows:

Section 1. Amendment.

(a) Amendment to Section 2.4. Section 2.4 of the LLC Agreement is hereby amended and restated in its entirety to read as follows:

“Section 2.4 Purpose. The purpose and nature of the business to be conducted by the Company shall be to acquire, hold, transfer and otherwise dispose of, in accordance with this Agreement, Linn Units and any cash or other securities or property distributed to the Company in respect of its ownership of Linn Units, to exercise all the rights and powers conferred upon the Company as a holder of Linn Units, and to take any other action permitted by the Board of Directors.”

(b) Amendment to Section 5.1. Section 5.1 of the LLC Agreement is hereby amended by deleting clause (b) in its entirety and replacing it with the following:

“(b) The total number of Common Shares that are issued by the Company and reflected as Outstanding on the books and records of the Company (including the Transfer Agent) shall at all times equal the number of Linn Units held by the Company; provided, that in any Subsequent Offering, the Board of Directors may elect, in its discretion, to purchase from Linn Energy a greater number of Linn Units than the number of Common Shares sold in such Subsequent Offering. In connection with any offering and sale of Common Shares, whether public or private and including any Common Shares used as consideration in any acquisition by LinnCo (each such offering, a “Subsequent Offering”), by the Company, Linn Energy agrees to sell to the Company, and the Company shall purchase from Linn Energy, a number of Linn Units equal to or greater than the number of Common Shares sold in such Subsequent Offering. The consideration to be paid by the Company for the Linn Units purchased in connection with the sale of Common Shares in any Subsequent Offering must be equal to or less than the proceeds received by the Company for the sale of Common Shares in the Subsequent Offering. In addition, if the Company makes any award of Common Shares or Derivative Shares in connection with any Employee Benefit Plans, Linn Energy agrees to issue and sell to the Company upon the earlier of the issuance of any such Common Shares or the exercise or vesting of such Derivative Shares, a number of Linn Units equal to or greater than the number of Common Shares subject to such award, for such consideration, if any, received by the Company from the recipient of any such award. Further, if the Company repurchases any of its Common Shares, Linn Energy agrees to purchase from the Company a number of Linn Units equal to the number of Common Shares repurchased by the Company for such consideration paid by the Company for the repurchased Common Shares, or take such other action as may be reasonable to maintain a one to one ratio of Common Shares to Linn Units. For purposes of this Agreement, the term “proceeds” means (a) the net cash proceeds, after deducting underwriting discounts and commissions and any structuring fee, received by the Company in connection with a Subsequent Offering, if any, plus (b) the properties or other assets received by the Company in a Subsequent Offering, if any.”

(c) Amendment to Section 7.3. Section 7.3 of the LLC Agreement is hereby amended by deleting clause (b) in its entirety and replacing it with the following:

“(b) Except as provided in Articles X, XII and XIV or in connection with a transaction pursuant to Section 5.1(b), the Company may not, and the Board of Directors may not, cause the Company to, sell, exchange or otherwise dispose of all or substantially all of the assets of the Company in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) without the prior approval of holders of a majority of the Outstanding Common Shares and the prior approval of holders of a majority of the Outstanding Voting Shares, voting as separate classes.”

(d) Amendment to Section 10.1. Section 10.1 of the LLC Agreement is hereby amended by deleting clause (c) in its entirety and replacing it with the following:

“(c) the sale, exchange or other disposition of all or substantially all of the assets and properties of the Company (other than in a transaction contemplated by Section 5.1(b) or in connection with a merger meeting the conditions of Section 12.6(c) of this Agreement);”

(e) Amendment to Section 14.1. Section 14.1 of the LLC Agreement is hereby amended by deleting clause (b) in its entirety and replacing it with the following:

“(b) except as contemplated by Section 5.1(b), sell, pledge or otherwise transfer any Linn Units;”

Section 2. Effect of Amendment. Except as hereby amended, the LLC Agreement shall remain in full force and effect.

Section 3. Applicable Law. This First Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflict of laws.

[Signature page follows]

IN WITNESS WHEREOF, this First Amendment has been executed as of the date first above written.

By:
Name:
Title:

Annex D

LINN ENERGY, LLC

AMENDED AND RESTATED

LONG-TERM INCENTIVE PLAN

(As Amended and Restated Effective April 22, 2013)

1. Purpose of the Plan.

The Linn Energy, LLC Amended and Restated Long-Term Incentive Plan (the “Plan”) is intended to promote the interests of Linn Energy, LLC, a Delaware limited liability company (the “Company”), by providing to employees, consultants, and directors of the Company and its Affiliates incentive compensation awards for superior performance that are based on Units. The Plan is also contemplated to enhance the ability of the Company and its Affiliates to attract and retain the services of individuals who are essential for the growth and profitability of the Company and to encourage them to devote their best efforts to advancing the business of the Company.

2. Definitions.

As used in the Plan, the following terms shall have the meanings set forth below:

“Affiliate” means, with respect to any Entity, any other Entity that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Entity in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an Entity, whether through ownership of voting securities, by contractor otherwise.

“Award” means an Option, Restricted Unit, Unit Grant, Phantom Unit or Unit Appreciation Right granted under the Plan, and shall include tandem DERs granted with respect to a Phantom Unit.

“Award Agreement” means the written or electronic agreement or notice by which an Award shall be evidenced.

“Board” means the Board of Directors of the Company.

“Change of Control” means the first to occur of:

(i) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of thirty-five percent (35%) or more of either (A) the then-outstanding equity interests of the Company (the “Outstanding Linn Energy Equity”) or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Linn Energy Voting Securities”); provided, however, that, for purposes of this paragraph (i), the following acquisitions will not constitute a Change of Control: (1) any acquisition directly from the Company, (2) any acquisition by the Company, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any affiliated company, or (4) any acquisition by any corporation or other entity pursuant to a transaction that complies with paragraphs (iii)(A), (iii)(B) or (iii)(C) below in this definition; or

(ii) Any time at which individuals who, as of the date hereof, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the holders of the Company’s Units, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Incumbent Board; or

(iii) Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Company or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or equity interests of another entity by the Company or any of its subsidiaries (each, a “Business Combination”), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Equity and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the then-outstanding equity interests and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation or other entity that, as a result of such transaction, owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Equity and the Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation or other entity resulting from such Business Combination) beneficially owns, directly or indirectly, thirty-five percent (35%) or more of, respectively, the then-outstanding equity interests of the corporation or other entity resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation or other entity, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors of the corporation or equivalent body of any other entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(iv) Consummation of a complete liquidation or dissolution of the Company.

Solely with respect to any Award that is subject to Section 409A of the Code and to the extent that the definition of change of control under Section 409A applies to limited liability companies, this definition is intended to comply with the definition of change of control under Section 409A of the Code as in effect commencing January 1, 2005 and as amended, including lawful regulations or other regulatory guidance applicable thereto and, to the extent that the above definition does not so comply, such definition shall be void and of no effect and, to the extent required to ensure that this definition complies with the requirements of Section 409A of the Code, the definition of such term set forth in regulations or other regulatory guidance issued under Section 409A of the Code by the appropriate governmental authority is hereby incorporated by reference into and shall form part of this Plan as fully as if set forth herein verbatim and the Plan shall be operated in accordance with the above definition of Change of Control as modified to the extent necessary to ensure that the above definition complies with the definition prescribed in such regulations or other regulatory guidance insofar as the definition relates to any Award that is subject to Section 409A of the Code.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” means Linn Energy, LLC, a Delaware limited liability company, or any successor thereto.

“Committee” means the Compensation Committee of the Board or such other committee of the Board as may be appointed by the Board to administer the Plan.

“Consultant” means an individual, other than an Employee or a Director, providing bona fide services to the Company or any of its Affiliates as a consultant or advisor, as applicable, provided that such individual is a natural person and that such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for any securities of the Company.

“DER” or “Distribution Equivalent Right” means a contingent right, granted in tandem with a specific Phantom Unit, to receive an amount in cash equal to the cash distributions made by the Company with respect to a Unit during the period such tandem Award is outstanding.

“Director” means a member of the Board who is not an Employee.

“Employee” means any employee of the Company or an Affiliate who perform services for the Company and its Affiliates.

“Entity” means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means the closing sales price of a Unit on the applicable date (or if there is no trading in the Units on such date, on the next preceding date on which there was trading) as reported in The Wall Street Journal (or other reporting service approved by the Committee). In the event Units are not publicly traded at the time a determination of fair market value is required to be made hereunder, the determination of fair market value shall be made in good faith by the Committee.

“LLC Agreement” means the Third Amended and Restated Limited Liability Company Agreement of Linn Energy, LLC, as it may be subsequently amended or restated from time to time.

“Option” means an option to purchase Units granted under the Plan.

“Participant” means any Employee, Consultant or Director granted an Award under the Plan.

“Phantom Unit” means a phantom (notional) Unit granted under the Plan which upon vesting entities the Participant to receive a Unit or an amount of cash equal to the Fair Market Value of a Unit. Whether cash or Units are received for Phantom Units shall be determined in the sole discretion of the Committee and shall be set forth in the Award Agreement.

“Plan” means the Linn Energy, LLC Amended and Restated Long-Term Incentive Plan, as amended and restated effective April 11, 2013, and as thereafter amended from time to time.

“Restricted Period” means the period established by the Committee with respect to an Award during which the Award remains subject to forfeiture or is either not exercisable by or payable to the Participant, as the case may be.

“Restricted Unit” means a Unit granted under the Plan that is subject to a Restricted Period.

“Rule 16b-3” means Rule 16b-3 promulgated by the SEC under the Exchange Act; or any successor rule or regulation thereto as in effect from time to time.

“SEC” means the Securities and Exchange Commission, or any successor thereto.

“UDR” or “Unit Distribution Right” means a distribution made by the Company with respect to a Restricted Unit.

“Unit” means a Unit of the Company.

“Unit Appreciation Right” (UAR) means an Award that, upon exercise, entitles the holder to receive the excess of the Fair Market Value of a Unit on the exercise date over the exercise price established for such Unit Appreciation Right. Such excess may be paid in cash and/or in Units as determined in the sole discretion of the Committee and set forth in the Award Agreement.

“Unit Grant” means an Award of an unrestricted Unit.

3. Administration.

The Plan shall be administered by the Committee. A majority of the Committee shall constitute a quorum, and the acts of the members of the Committee who are present at any meeting thereof at which a quorum is present, or acts unanimously approved by the members of the Committee in writing, shall be the acts of the Committee. Subject to the following and applicable law, the Committee, in its sole discretion, may delegate the power to grant Awards under the Plan, to the Chief Executive Officer of the Company, subject to such limitations on such authority as the Committee may impose. Upon any such delegation, all references in the Plan to the “Committee”, other than in Section 7, shall with respect to any Award made by the Chief Executive Officer pursuant to such authority be deemed to mean and refer to the Chief Executive Officer; provided, however, that such delegation shall not limit the Chief Executive Officer’s right to receive Awards under the Plan. Notwithstanding the foregoing, the Chief Executive Officer may not grant Awards to, or take any action with respect to any Award previously granted to, a person who is an officer subject to Rule 16b-3 or a member of the Board. Subject to the terms of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Committee by the Plan, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Units to be covered by Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled, exercised, canceled, or forfeited; (vi) interpret and administer the Plan and any instrument or agreement relating to an Award made under the Plan; (vii) establish, amend, suspend, or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (viii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive, and binding upon all Entities, including the Company, any Affiliate, any Participant, and any beneficiary of any Award.

4. Units.

(a) Limits on Units Deliverable. Subject to adjustment as provided in Section 4(c), the maximum number of Units that may be delivered or reserved for delivery or underlying any Award with respect to the Plan is 21,000,000. If any Award expires, is canceled, exercised, paid or otherwise terminates without the delivery of Units, or if the maximum number of Units delivered is reduced for any reason other than tax withholding or payment of the exercise price, then the Units covered by such Award, to the extent of such expiration, cancellation, exercise, payment or termination, shall again be Units with respect to which Awards may be granted. Units that cease to be subject to an Award because of the exercise of the Award, or the vesting of Restricted Units or similar Awards, shall no longer be subject to or available for any further grant under this Plan. Notwithstanding the foregoing, there shall not be any limitation on the number of Awards that may be granted under the Plan and paid in cash. Units underlying an Award of Unit Appreciation Rights shall no longer be subject to or available for any further grant under this Plan following exercise of the Unit Appreciation Right and payment of the Unit Appreciation Right in Units.

(b) Sources of Units Deliverable Under Awards. Any Units delivered pursuant to an Award shall consist, in whole or in part, of Units acquired in the open market, from any Affiliate, the Company or any other Entity, newly issued Units or any combination of the foregoing as determined by the Committee in its sole discretion.

(c) Adjustments. In the event that the Committee determines that any distribution (whether in the form of cash, Units, other securities, or other property), recapitalization, spilt, reverse split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Units or other securities of the Company, issuance of warrants or other rights to purchase Units of other securities of the Company, or other similar transaction or event affects the Units such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of

(i) the number and type of Units (or other securities or property) with respect to which Awards may be granted, (ii) the number and type of Units (or other securities or property) subject to outstanding Awards, and (iii) the grant or exercise price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award; provided, that the number of Units subject to any Award shall always be a whole number and, provided further, that the Committee shall not take any action otherwise authorized under this subparagraph (c) to the extent that (i) such action would cause (A) the application of Section 409A of the Code to the Award or (B) create adverse tax consequences under Section 409A of the Code should that Code section apply to the Award or (ii) except as permitted in Section 7(c), materially reduce the benefit to the Participant without the consent of the Participant.

5. Eligibility.

Any Employee, Consultant or Director shall be eligible to be designated a Participant and receive an Award under the Plan.

6. Awards.

(a) Options. The Committee shall have the authority to determine the Employees, Consultants and Directors to whom Options shall be granted, the number of Units to be covered by each Option, whether DERs are granted with respect to such Option, the purchase price therefor and the conditions and limitations applicable to the exercise of the Option, including the following terms and conditions and such additional terms and conditions, as the Committee shall determine, that are not inconsistent with the provisions of the Plan.

(i) Exercise Price. The purchase price per Unit purchasable under an Option shall be determined by the Committee at the time the Option is granted, provided such purchase price may not be less than its Fair Market Value as of the date of grant. Except for adjustments permitted pursuant to Section 4(c), the terms of any outstanding Option may not be amended to reduce the exercise price of the outstanding Option or to cancel the Option in exchange for cash, Options, Unit Appreciation Rights or other Awards with an exercise price or purchase price that is less than the exercise price or purchase price of the original Option.

(ii) Time and Method of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part, which may include, without limitation, accelerated vesting upon the achievement of specified performance goals, and the method or methods by which payment of the exercise price with respect thereto may be made or deemed to have been made, which may include, without limitation, cash, check acceptable to the Company, a “cashless-broker” exercise through procedures approved by the Company, the withholding of Units that would otherwise be delivered to the Participant upon the exercise of the Option, other securities or other property, or any combination thereof, having a fair market value (as determined by the Committee) on the exercise date equal to the relevant exercise price.

(iii) Forfeiture. Except as otherwise provided in the terms of the Award Agreement, upon termination of a Participant’s employment with or consulting services to the Company and its Affiliates or membership on the Board, whichever is applicable, for any reason prior to the date an Option becomes exercisable, all Options shall be forfeited by the Participant. The Committee may in its discretion, waive in whole or in part such forfeiture with respect to a Participant’s Options.

(b) Restricted Units and Unit Grants. The Committee shall have the authority to determine the Employees, Consultants and Directors to whom Restricted Units and Unit Grants shall be granted, the number of Restricted Units and/or Unit Grants to be granted to each such Participant, the Restricted Period, the conditions under which the Restricted Units may become vested or forfeited, and such other terms and conditions as the Committee may establish with respect to such Awards, including whether UDRs are granted with respect to Restricted Units.

(i) UDRs. To the extent provided by the Committee, in its discretion, a grant of Restricted Units may provide that distributions made by the Company with respect to the Restricted Units shall be subject to the same forfeiture and other restrictions as the Restricted Unit and, if restricted, such distributions shall be held, without interest, until the Restricted Unit vests or is forfeited with the UDR being paid or forfeited at the same time, as the case may be. Absent such a restriction on the UDRs in the grant agreement, UDRs shall be paid to the holder of the Restricted Unit without restriction.

(ii) Vesting and Restricted Period. Each grant of Restricted Units to Employees or Consultants that is not subject to any performance-based vesting criteria shall be subject to a Restricted Period of at least three years and the Restricted Unit may vest proportionately during such period. Each grant of Restricted Units that is subject to performance-based vesting criteria established by the Committee shall be subject to a Restricted Period of at least one year and the Restricted Unit may vest proportionately during such period. No more than five percent (5%) of the Units underlying outstanding Awards under the Plan shall be granted as a Unit Grant. To the extent provided in this Plan or in any applicable Award Agreement, any such Restricted Period shall terminate upon a Change of Control, death or disability of the Participant or any other event approved by the Committee.

(iii) Forfeitures. Except as otherwise provided in the terms of the Award Agreement, upon termination of a Participant’s employment with the Company and its Affiliates or membership on the Board, whichever is applicable, for any reason during the applicable Restricted Period, all outstanding Restricted Units awarded the Participant shall be automatically forfeited on such termination. The Committee may in its discretion, waive in whole or in part such forfeiture with respect to a Participant’s Restricted Units.

(iv) Lapse of Restrictions. Upon or as soon as reasonably practical following the vesting of each Restricted Unit, subject to the provisions of Section 8(b), the Participant shall be entitled to have the restrictions removed from his or her Unit certificate so that the Participant then holds an unrestricted Unit.

(c) Phantom Units. The Committee shall have the authority to determine the Employees, Consultants and Directors to whom Phantom Units shall be granted, the number of Phantom Units to be granted to each such Participant, the Restricted Period, the time or conditions under which the Phantom Units may become vested or forfeited, which may include, without limitation, the accelerated vesting upon the achievement of specified performance goals, and such other terms and conditions as the Committee may establish with respect to such Awards, including whether DERs are granted with respect to such Phantom Units.

(i) DERs. To the extent provided by the Committee, in its discretion, a grant of Phantom Units may include a tandem DER grant, which may provide that such DERs shall be credited to a bookkeeping account (with or without interest in the discretion of the Committee), subject to the same vesting restrictions as the tandem Award, or be subject to such other provisions or restrictions as determined by the Committee in its discretion. Notwithstanding any other provision of the Plan to the contrary, any grant of DERs with respect to Phantom Units shall contain terms that (i) are designed to avoid application of Section 409A of the Code to the Award or (ii) are designed to avoid adverse tax consequences under Section 409A should that Code section apply.

(ii) Vesting and Restricted Period. Other than a grant to a Director, each grant of Phantom Units that is not subject to any performance-based vesting criteria shall be subject to a Restricted Period of at least three years and the Phantom Unit may vest proportionately during such period. Other than a grant to a Director, each grant of Phantom Units that is subject to performance-based vesting criteria established by the Committee shall be subject to a Restricted Period of at least one year and the Phantom Unit may vest proportionately during such period. Each grant of Phantom Units to a Director shall be subject to a Restricted Period of at least one year. To the extent provided in this Plan or in any applicable Award Agreement, any such Restricted Period shall terminate upon a Change of Control, death or disability of the Participant or any other event approved by the Committee.

(iii) Forfeitures. Except as otherwise provided in the terms of the Award Agreement, upon termination of a Participant’s employment with or consulting services to the Company and its Affiliates or membership on the Board, whichever is applicable, for any reason during the applicable Restricted Period, all outstanding Phantom Units awarded the Participant shall be automatically forfeited on such termination. The Committee may, in its discretion, waive in whole or in part such forfeiture with respect to a Participant’s Phantom Units.

(iv) Lapse of Restrictions. Upon or as soon as reasonably practical following the vesting of each Phantom Unit, subject to the provisions of Section 8(b), the Participant shall be entitled to receive from the Company one Unit or cash equal to the Fair Market Value of a Unit, as determined by the Committee in its discretion.

(d) Unit Appreciation Rights. The Committee shall have the authority to determine the Employees, Consultants and Directors to whom Unit Appreciation Rights shall be granted, the number of Units to be covered by each grant and the conditions and limitations applicable to the exercise of the Unit Appreciation Right, including the following terms and conditions and such additional terms and conditions, as the Committee shall determine, that are not inconsistent with the provisions of the Plan.

(i) Exercise Price. The exercise price per Unit Appreciation Right shall be not less than its Fair Market Value as of the date of grant. Except for adjustments permitted pursuant to Section 4(c), the terms of any outstanding Unit Appreciation Right may not be amended to reduce the exercise price of the outstanding Unit Appreciation Right or to cancel the Unit Appreciation Right in exchange for cash, Options, Unit Appreciation Rights or other Awards with an exercise price or purchase price that is less than the exercise price or purchase price of the original Unit Appreciation Right.

(ii) Vesting/Time of Payment. The Committee shall determine the time or times at which a Unit Appreciation Right shall become vested and the time or times at which a Unit Appreciation Right shall be paid or may be exercised in whole or in part.

(iii) Forfeitures. Except as otherwise provided in the terms of the Award Agreement, upon termination of a Participant’s employment with or services to the Company and its Affiliates or membership on the Board, whichever is applicable, for any reason prior to vesting, all unvested Unit Appreciation Rights awarded the Participant shall be automatically forfeited on such termination. The Committee may, in its discretion, waive in whole or in part such forfeiture with respect to a Participant’s Unit Appreciation Rights, in which case, such Unit Appreciation Rights shall be deemed vested upon termination of employment or service and paid as soon as’ administratively practical thereafter.

(e) General.

(i) Awards May Be Granted Separately or Together. Subject to the terms of the Plan, Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution for any other Award granted under the Plan or any award granted under any other plan of the Company or any Affiliate. Awards granted in addition to or in tandem with other Awards or awards granted under any other plan of the Company or any Affiliate may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(ii) Limits on Transfer of Awards.

(A) Except as provided in Section 6(e)(ii)(C) below, each Award shall be exercisable or payable only to the Participant during the Participant’s lifetime, or to the person to whom the Participant’s rights shall pass by will or the laws of descent and distribution.

(B) Except as provided in Section 6(e)(ii)(C) below, no Award and no right under any such Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any of its Affiliates.

(C) To the extent specifically provided by the Committee with respect to an Award, an Award may be transferred by a Participant without consideration to immediate family members or related family trusts, limited partnerships or similar entities on such terms and conditions as the Committee may from time to time establish.

(iii) Term of Awards. The term of each Award shall be for such period as may be determined by the Committee, but shall not exceed 10 years.

(iv) Unit Certificated. All certificates for Units or other securities of the Company delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the SEC, any stock exchange upon which such Units or other securities are then listed, and any applicable federal or state laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(v) Consideration for Grants. Awards may be granted for such consideration, including services, as the Committee determines.

(vi) Delivery of Units or other Securities and Payment by Participant of Consideration. Notwithstanding anything in the Plan or any grant agreement to the contrary, delivery of Units pursuant to the exercise or vesting of an Award may be deferred for any period during which, in the good faith determination of the Committee, the Company is not reasonably able to obtain Units to deliver pursuant to such Award without violating the rules or regulations of any applicable law or securities exchange. No Units or other securities shall be delivered pursuant to any Award until payment in full of any amount required to be paid pursuant to the Plan or the applicable Award grant agreement (including, without limitation, any exercise price or tax withholding) is received by the Company.

(vii) Change of Control. Unless specifically provided otherwise in the Award Agreement, upon a Change of Control or such time prior thereto as established by the Committee, (i) all outstanding Awards shall automatically vest or become exercisable in full, as the case may be, and (ii) all Restricted Periods shall terminate and all performance criteria, if any, shall be deemed to have been achieved at the maximum level. To the extent an Option or UAR is not exercised, or a Phantom Unit or Restricted Unit does not vest, upon the Change of Control, the Committee may, in its discretion, cancel such Award or provide for an assumption of such Award or a replacement grant on substantially the same terms; provided, however, upon any cancellation of an Option or UAR that has a positive “spread” or a Phantom Unit or Restricted Unit, the holder shall be paid an amount in cash and/or other property, as determined by the Committee, equal to such “spread” if an Option or UAR or equal to the Fair Market Value of a Unit, if a Phantom Unit or Restricted Unit.

(viii) Death of Participant. Unless the treatment of the Award upon the death of the Participant is otherwise expressly set forth in the Award Agreement, upon the termination of a Participant’s employment with or services to the Company and its Affiliates or membership on the Board, whichever is applicable, due to the death of the Participant, all outstanding Awards held by the Participant shall automatically vest or become exercisable in full, as the case may be, and any contrary provision of this Plan shall be deemed to be modified accordingly. Notwithstanding the foregoing, this Section 6(e)(viii) shall not apply with respect to any Award which by its terms is subject to the achievement of performance criteria, and the terms of the Award Agreement for such Award shall govern in the event of the Participant’s death.

7. Amendment and Termination.

Except to the extent prohibited by applicable law:

(a) Amendments to the Plan. The Board or the Committee may amend, alter, suspend, discontinue, or terminate the Plan in any manner except that (i) no amendment or alteration, other than pursuant to Section 7(c), that would impair the rights of any Participant under any Award shall be made without the Participant’s consent and (ii) no amendment or alteration shall be effective prior to approval by the holders of the Company’s Units to the extent such approval is required by applicable legal requirements or the requirements of the securities exchange on which the Company’s Units are listed.

(b) Amendments to Awards Subject to Section. The Committee may waive any conditions or rights under, amend any terms of, or alter any Award theretofore granted, provided no change, other than pursuant to Section 7(c), in any Award shall materially reduce the benefit to Participant without the consent of such Participant and no change may be made which would cause any Participant to be subject to excise tax under Section 409A of the Code.

(c) Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events. The Committee is hereby authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4(c) of the Plan) affecting the Company or the financial statements of the Company, or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available to Participants under the Plan or such Award.

8. General Provisions.

(a) No Rights to Award. No Entity shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants. The terms and conditions of Awards need not be the same with respect to each recipient.

(b) Tax Withholding. The Company or any Affiliate is authorized to withhold from any Award, from any payment due or transfer made under any Award or from any compensation or other amount owing to a Participant the amount (in cash, Units, other securities, Units that would otherwise be issued pursuant to such Award or other property) of any applicable taxes payable in respect of the grant of an Award, its exercise, the lapse of restrictions thereon, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Company to satisfy its withholding obligations for the payment of such taxes.

(c) No Right to Employment or Services. The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Company or any Affiliate, to continue as a consultant, or to remain on the Board, as applicable. Further, the Company or an Affiliate may at any time dismiss a Participant from employment or terminate a consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan, any Award agreement or other agreement.

(d) Governing Law. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the State of Delaware without regard to its conflict of laws principles.

(e) Section 409A of the Code. Notwithstanding anything in this Plan to the contrary, any Award granted under the Plan shall contain terms that (i) are designed to avoid application of Section 409A of the Code to the Award or (ii) are designed to comply with Section 409A of the Code and avoid adverse tax consequences thereunder should that section apply to the Award. With respect to any Award that is deferred compensation under Section 409A of the Code, a Participant shall have a termination of employment with the Company and its Affiliates when the Participant has a “separation from service” within the meaning of Section 409A of the Code. If any Plan provision or Award under the Plan would result in the imposition of an applicable tax under Section 409A of the Code and related regulations and pronouncements, that Plan provision or Award will be reformed to avoid imposition of the applicable tax and no action taken to comply with Section 409A of the Code shall be deemed to adversely affect the Participant’s rights to an Award or to require the Participant’s consent. If a Participant is identified by the Corporation as a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code on the date on which the Participant has a “separation from service” (other than due to death) within the meaning of Treasury Regulation § 1.409A-1(h), any Award payable or settled on account of a separation from service that is deferred compensation subject to Section 409A of the Code shall be paid or settled on the earliest of (1) the first business day following the expiration of six months from the Participant’s separation from service, (2) the date of the Participant’s death, or (3) such earlier date as complies with the requirements of Section 409A of the Code.

(f) Severability. If any provision of the Plan or any award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Entity or Award, or would disqualify the Plan or any award under any law deemed applicable by the Compensation Committee, such provision shall be construed or deemed amended to conform to the applicable taws, or if it cannot be construed or deemed amended without, in the determination of the Compensation Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or award and the remainder of the Plan and any such Award shall remain in full force and effect.

(g) Other Laws. The Committee may refuse to issue or transfer any Units or other consideration under an Award if, in its sole discretion, it determines that the issuance or transfer of such. Units or such other consideration might violate any applicable law or regulation, the rules of the principal securities exchange on which the Units are then traded, or entitle the Company or an Affiliate to recover the same under Section 16(b) of the Exchange Act, and any payment tendered to the Company by a Participant, other holder or beneficiary in connection with the exercise of such Award shall be promptly refunded to the relevant Participant, holder or beneficiary.

(h) No Trust or Fund Created. Neither the Plan nor any award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any participating Affiliate and a Participant or any other Entity. To the extent that any Entity acquires a right to receive payments from the Company or any participating Affiliate pursuant to an Award, such right shall be no greater than the right of any general unsecured creditor of the Company or any participating Affiliate.

(i) No Fractional Units. No fractional Units shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Units or whether such fractional Units or any rights thereto shall be canceled, terminated, or otherwise eliminated.

(j) Headings. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

(k) Facility Payment. Any amounts payable hereunder to any person under legal disability or who, in the judgment of the Committee, is unable to properly manage his financial affairs, may be paid to the legal representative of such person, or may be applied for the benefit of such person in any manner which the Committee may select, and the Company shall be relieved of any further liability for payment of such amounts.

(l) Participation by Affiliates. In making Awards to Consultants and Employees employed by an Affiliate, the Committee shall be acting on behalf of the Affiliate, and to the extent the Company has an obligation to reimburse the Affiliate for compensation paid to Consultants and Employees for services rendered for the benefit of the Company, such payments or reimbursement payments may be made by the Company directly to the Affiliate, and, if made to the Company, shall be received by the Company as agent for the Affiliate.

(m) Gender and Number. Words in the masculine gender shall include the feminine gender, the plural shall include the singular and the singular shall include the plural.

(n) No Guarantee of Tax Consequences. None of the Board, the Company, nor the Committee makes any commitment or guarantee that any federal, state or local tax treatment will apply or be available to any person participating or eligible to participate hereunder.

9. Term and Effective Date of the Plan.

The Plan, as amended and restated herein, was adopted by the Compensation Committee of the Board on April 22, 2013, subject to approval by the holders of the Company’s Units at the 2013 meeting of the holders of the Company’s Units. If the holders of the Company’s Units should fail to so approve the Plan as amended and restated herein at that time, this amendment and restatement of the Plan shall not be effective and the Company’s Amended and Restated Long-Term Incentive Plan as in effect prior to this amendment and restatement shall remain in effect. The Plan shall continue until the date terminated by the Board. However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award granted prior to such termination, and the authority of the Board or the Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award or to waive any conditions or rights under such Award, shall extend beyond such termination date.

Annex E

[LETTERHEAD OF CREDIT SUISSE SECURITIES (USA) LLC]

November 3, 2013

Berry Petroleum Company

1999 Broadway, Suite 3700

Denver, Colorado 80202

Attention: Board of Directors

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of Company Common Stock (as defined below) of the Merger Consideration (as defined below) to be received by such holders collectively in the Mergers (as defined below) pursuant to the Agreement and Plan of Merger (the “Initial Merger Agreement”), dated February 20, 2013, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated November 3, 2013 (“Amendment No. 1” and the Initial Merger Agreement as amended by Amendment No. 1, the “Merger Agreement”), by and among Berry Petroleum Company (the “Company”), Bacchus HoldCo, Inc., a direct wholly owned subsidiary of the Company (“HoldCo”), Bacchus Merger Sub, Inc., a direct wholly owned subsidiary of HoldCo (“Bacchus Merger Sub”), LinnCo, LLC (“LinnCo”), Linn Acquisition Company, LLC, a direct wholly owned subsidiary of LinnCo (“LinnCo Merger Sub”), and Linn Energy, LLC (“Linn”). We understand that the Merger Agreement provides for, among other things (A) the merger of the Company with Bacchus Merger Sub (the “HoldCo Merger”), with the Company as the surviving corporation, pursuant to which each outstanding share of Class A common stock, par value $0.01 per share (“Company Class A Common Stock”), of the Company will be converted into the right to receive one share of Class A common stock, par value $0.01 per share (“HoldCo Class A Common Stock”), of HoldCo and each outstanding share of Class B common stock, par value $0.01 per share (“Company Class B Common Stock” and, together with the Company Class A Common Stock, the “Company Common Stock”), of the Company will be converted into the right to receive one share of Class B common stock, par value $0.01 per share (“HoldCo Class B Common Stock” and, together with the HoldCo Class A Common Stock, “HoldCo Common Stock”), of HoldCo; (B) after the HoldCo Merger, the conversion (the “Conversion”) of the Company from a Delaware corporation to a Delaware limited liability company; and (C) following the Conversion, the merger of HoldCo with LinnCo Merger Sub (the “LinnCo Merger” and, together with the HoldCo Merger, the “Mergers”), with LinnCo Merger Sub as the surviving company, pursuant to which each outstanding share of HoldCo Common Stock will be converted into the right to receive 1.68 LinnCo common shares (“LinnCo Common Shares”) representing limited liability company interests in LinnCo. We further understand that following the effective time of the LinnCo Merger, all of the outstanding membership interests in LinnCo Merger Sub shall be contributed (the “Contribution”) to Linn in exchange for a number of newly issued Linn Units determined in accordance with the Merger Agreement and the Company will become an indirect wholly owned subsidiary of Linn. The aggregate number of LinnCo Common Shares to be issued to holders of Company Common Stock in the Mergers pursuant the Merger Agreement is referred to herein as the Merger Consideration. For purposes of our analyses and this opinion we have at your direction assumed that LinnCo’s only assets are and at all times in the future, including immediately after giving effect to the Mergers (including the Conversion and the Contribution), will be cash reserves for future tax obligations and Linn Units, of which LinnCo will own a number at least equal to the number of outstanding LinnCo Common Shares.

In arriving at our opinion, we have reviewed the Initial Merger Agreement, Amendment No.1, Amendment No. 6 to the Registration Statement on Form S-4 of LinnCo and Linn as filed with the Securities and Exchange Commission (the “SEC”) on October 29, 2013 and certain publicly available business and financial information relating to the Company, LinnCo and Linn. We have also reviewed certain other information relating to the Company, LinnCo and Linn, including certain oil and gas reserve reports and data prepared by the management of the Company containing estimates with respect to the Company’s proved, probable and possible oil and gas reserves and associated timings and riskings prepared by the management of the Company (the “Reserve Data for the Company”), certain oil and gas reserve reports and data prepared by the management of Linn containing estimates with respect to Linn’s proved and unproved oil and gas reserves and associated timings and riskings prepared by management of the Company (as adjusted by Company management based on discussions with Linn Management, the “Reserve Data for Linn”), certain financial forecasts relating to the Company provided to us by the Company (the “Company Projections”), certain financial forecasts relating to LinnCo and Linn provided to us by Linn (the “Linn Projections”) and have spoken with the managements of the Company, LinnCo and Linn and certain of their representatives regarding the business and prospects of the Company, LinnCo and Linn, respectively, as well as the Reserve Data for the Company and the Reserve Data for Linn. We have also considered certain financial and stock market data of the Company and Linn, and we have compared that data with similar data for other companies with publicly traded equity securities in businesses we deemed similar to those of the Company and Linn. In addition, we have also compared certain financial and stock market data of Linn and LinnCo. We have also considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being complete and accurate in all respects material to our analyses and this opinion. With respect to the Company Projections and the Linn Projections that we have used in our analyses, the managements of the Company and Linn have advised us and we have assumed that such financial forecasts have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the managements of the Company and Linn as to the future financial performance of the Company, LinnCo and Linn, respectively, and we express no view or opinion with respect to such financial forecasts or the assumptions upon which they are based. With respect to the reserve data included in the Reserve Data for the Company that we have reviewed, we have been advised by the management of the Company and have assumed that such data has been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the proved, probable and possible oil and gas reserves of the Company, and are a reasonable basis on which to evaluate the Company, and we express no view or opinion with respect to such reserve data or the assumptions upon which they are based. With respect to the reserve data included in the Reserve Data for Linn that we have reviewed, we have been advised and have assumed that such data has been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Linn as to the proved and unproved oil and gas reserves of Linn, as adjusted by the management of the Company based on discussions with the management of Linn, and, at the direction of the management of the Company, we have assumed that the reserve data included in the Reserve Data for Linn are a reasonable basis on which to evaluate LinnCo and Linn, and we express no view or opinion with respect to such reserve data for Linn or the assumptions upon which they are based. With respect to the timings and riskings included in the Reserve Data for the Company and the Reserve Data for Linn that we have reviewed, we have been advised and have assumed that such timings and riskings have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the appropriate timings and riskings for the proved, probable and possible oil and gas reserves of the Company and the proved and unproved oil and gas reserves of Linn, respectively, and are a reasonable basis on which to evaluate the Company and Linn, and we express no view or opinion with respect to such timings and riskings or the assumptions upon which they are based. We are not experts in the evaluation of oil and gas reserves and properties and we express no view or opinion as to the reserve quantities or the development or production (including, without limitation, as to the feasibility or timing thereof) of any oil or gas properties of the Company or Linn. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third-party consents, approvals or agreements in connection with the Mergers (including the Conversion and the Contribution), no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, LinnCo or Linn or the contemplated benefits of the Mergers (including the Conversion and the Contribution) and that the Mergers (including the Conversion and the Contribution) will be consummated in the form and substance as described above in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any term, condition or agreement thereof that is material to our analyses or this opinion. With your consent we have further assumed that any modification to the form or structure of the Mergers, the Conversion and the Contribution as described above, whether pursuant to the Merger Agreement or otherwise, would not be material to our analyses or this opinion. You have advised us and for purposes of our analyses and our opinion we have assumed that, for Federal income tax purposes, each of the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the issuance of the Linn Units to LinnCo pursuant to the Contribution will qualify as an exchange to which Section 721(a) of the Code applies. We express no view or opinion with respect to the potential effects of the Mergers, the Conversion and the Contribution or any subsequent sales or transfers (including internal transfers) of any assets or securities of the Company or Linn or any of their respective affiliates on the federal, state or other taxes or tax rates payable by the Company, LinnCo or Linn or their respective security holders and, with your consent, have assumed, that such taxes and tax rates will not be adversely affected by or after giving effect to the Mergers, the Conversion and the Contribution, any such sales or transfers or any changes in applicable law. At your direction, we have relied upon (i) the assessment of the managements of Linn and LinnCo with respect to the tax aspects and implications of the Mergers, the Conversion and the Contribution and (ii) the projected taxes and tax rates payable by LinnCo after giving effect to the Mergers, the Conversion and the Contribution prepared and provided to us by the management of LinnCo, and we have assumed that such assessments are true and correct in all respects material to our analyses and that such projected taxes and tax rates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Linn as to the taxes and tax rates payable by LinnCo after giving effect to the Mergers, the Conversion and the Contribution and that such assessments and projections are a reasonable basis on which to evaluate the tax aspects and implications of the Mergers, the Conversion and the Contribution. We express no view or opinion with respect to such assessments or projected taxes and tax rates or the assumptions on which they are based. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, LinnCo or Linn, nor have we been furnished with any such evaluations or appraisals other than the Reserve Data for the Company and the Reserve Data for Linn.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock of the Merger Consideration to be received by such holders collectively in the Mergers pursuant to the Merger Agreement and does not address any other aspect or implication of the Mergers or any other agreement, arrangement or understanding entered into in connection with the Mergers or otherwise, including, without limitation, the fairness of any allocation of the Merger Consideration among the holders of Company Common Stock or any classes thereof or the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received or otherwise payable to any officers, directors, employees, security holders or affiliates of any party to the Mergers, or class of such persons, relative to the Merger Consideration or otherwise. We have undertaken no independent analysis or investigation of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, LinnCo or Linn is or may be a party or is or may be subject, or of any pending or potential future governmental action or investigation to which the Company, LinnCo or Linn is or may be a party or is or may be subject and with your consent have assumed that any such litigation, regulatory action, possible unasserted claims or other contingent liabilities and any such governmental action or investigation, including any pending or potential future action or investigation by the SEC, would not be material to our analyses or this opinion. Furthermore, no opinion, counsel or interpretation is intended regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice including, without limitation, any advice regarding the amounts, timings, risking and other aspects of the Company’s proved, probable and possible oil and gas reserves or Linn’s proved or unproved oil and gas reserves or any advice regarding the amounts and nature of any hedges, puts and other derivatives contracts and instruments entered into by Linn or contemplated by the Linn Projections or entered into by the Company in accordance with the Merger Agreement, which we have with your consent assumed are appropriate from a business and financial perspective and are and will be properly accounted for on the Company’s and Linn’s financial statements and reflected in Linn’s distributable cash flow projections. It is assumed that such opinions, counsel, interpretations or advice have been or will be obtained from the appropriate professional sources. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. In addition, as you are aware, the financial projections and estimates that we have reviewed relating to the future financial performance of the Company, LinnCo and Linn reflect certain assumptions regarding the oil and gas industry and the future commodity prices associated with the oil and gas industry that are subject to significant uncertainty and volatility and that, if different than assumed, could have a material impact on our analyses and this opinion. Our opinion does not address the relative merits of the Mergers, the Conversion or the Contribution as compared to alternative transactions or strategies that might be available to the Company, nor does it address the underlying business decision of the Board of Directors of the Company or the Company to proceed with the Mergers, the Conversion or the Contribution. We are not expressing any opinion as to what the value of LinnCo Common Shares or Linn Units actually will be when issued pursuant to the Mergers and the Contribution or the prices or range of prices at which shares of Company Common Stock, LinnCo Common Shares or Linn Units may be purchased or sold at any time.

We have acted as financial advisor to the Company in connection with the Mergers and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Mergers. We also became entitled to receive a fee upon the rendering of our opinion. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided and are currently providing investment banking and other financial services to the Company and its affiliates, including, among other things, during the past two years, being a lender to the Company, having acted as a joint bookrunning managing underwriter in connection with an offering of Senior Notes by the Company in March 2012, and having been a counterparty to the Company and certain of its affiliates with respect to certain oil and gas related derivatives contracts, for which investment banking advice and services we and our affiliates have received compensation. We and our affiliates also have in the past provided and are currently providing investment banking and other financial services to LinnCo and Linn and their affiliates including, among other things, during the past two years, being a lender to Linn, having acted as a joint bookrunning managing underwriter of the initial public offering of LinnCo Common Shares in October 2012, having acted as a bookrunning lead managing underwriter in connection with offerings of Senior Notes by Linn in February 2012 and May 2011 and offerings of Linn Units in January 2012 and February 2011 and having been a counterparty to Linn and certain of its affiliates with respect to certain oil and gas related derivatives contracts, for which investment banking advice and services we and our affiliates have received compensation. We and our affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to the Company, LinnCo, Linn and their respective affiliates. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, LinnCo, Linn and any other company that may be involved in the Mergers, as well as provide investment banking and other financial services to such companies and their affiliates.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Mergers and does not constitute advice or a recommendation to any holder of Company Common Stock or other securities of the Company as to how such security holder should vote or act on any matter relating to the Merger Agreement or the proposed Mergers.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Company Common Stock collectively in the Mergers pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

Annex F

[Letterhead of Citigroup Global Markets Inc.]

November 3, 2013

The Board of Directors

LinnCo, LLC

JPMorgan Chase Tower

600 Travis, Suite 5100

Houston, TX 77002

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to LinnCo, LLC, a Delaware limited liability company (“LinnCo”), of the Exchange Ratio (as defined below) set forth in the Agreement and Plan of Merger, as amended by Amendment No. 1 dated as of November 3, 2013 (the “Merger Agreement”), among Berry Petroleum Company, a Delaware corporation (“Berry”), Bacchus Holdco, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Berry (“HoldCo”), Bacchus Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of HoldCo (“Bacchus Merger Sub”), LinnCo, Linn Acquisition Company, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of LinnCo (“LinnCo Merger Sub”), and Linn Energy, LLC, a Delaware limited liability company (“Linn”). As more fully described in the Merger Agreement, (a) Bacchus Merger Sub will be merged with and into Berry, with each outstanding share of common stock of Berry (“Berry Common Stock”) being converted into one share of common stock of HoldCo (“HoldCo Common Stock”) and Berry surviving as a direct wholly owned subsidiary of HoldCo (the “HoldCo Merger”); (b) following the HoldCo Merger, Berry will be converted from a Delaware corporation into a Delaware limited liability company (the “Conversion”); (c) following the Conversion, HoldCo will be merged with and into LinnCo Merger Sub, with each outstanding share of HoldCo Common Stock being converted into the right to receive 1.68 newly issued LinnCo common shares (“LinnCo Common Shares”) (the “Exchange Ratio”) and LinnCo Merger Sub surviving as a direct wholly owned subsidiary of LinnCo (the “LinnCo Merger” and, together with the HoldCo Merger, the “Mergers”); (d) following the LinnCo Merger, LinnCo will contribute all of the outstanding limited liability company interests in LinnCo Merger Sub to Linn (the “Contribution”); and (e) in consideration for the Contribution, Linn will issue to LinnCo new units representing equity interests in Linn (“Linn Units”) (the “Issuance” and, together with the Conversion, the Mergers and the Contribution, the “Transactions”).

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of LinnCo and Linn and certain senior officers and other representatives and advisors of Berry concerning the businesses, operations and prospects of LinnCo, Linn and Berry. We examined certain publicly available business and financial information relating to LinnCo, Linn and Berry as well as two year financial forecasts, reserve reports and certain other information and data relating to LinnCo, Linn and Berry which were provided to or discussed with us by the respective managements of LinnCo, Linn and Berry, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of LinnCo, Linn and Berry to result from the Transactions. We reviewed the financial terms of the Transactions as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of LinnCo Common Shares, Linn Units and Berry Common Stock; the historical and two year projected earnings and prices of oil, gas and natural gas liquids as well as other operating data of LinnCo, Linn and Berry; and the capitalization and financial condition of LinnCo, Linn and Berry. We considered, to the extent publicly available, the financial terms of certain other asset and corporate transactions which we considered relevant in evaluating the Exchange Ratio and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of LinnCo,

Linn and Berry. We also evaluated certain potential pro forma financial effects of the Transactions on LinnCo. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial, tax and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of LinnCo, Linn and Berry that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts, tax estimates and other information and data relating to LinnCo, Linn and Berry provided to or otherwise reviewed by or discussed with us, we have been advised by the respective managements of LinnCo, Linn and Berry that such forecasts, tax estimates and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of LinnCo, Linn and Berry as to the future financial performance of LinnCo, Linn and Berry and the other matters covered thereby, and have assumed, with your consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the Transactions) reflected in such forecasts, tax estimates and other information and data will be realized in the amounts and at the times projected. In addition, we have assumed with your consent, that there are no material undisclosed liabilities of LinnCo, Linn or Berry for which appropriate reserves or other provisions have not been made.

We have assumed, with your consent, that the Transactions will be consummated in accordance with their terms, without waiver, modification or further amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transactions, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on LinnCo, Linn, Berry or the contemplated benefits of the Transactions. We also have assumed, with your consent, that the Mergers will be treated as a tax-free reorganization and that the Contribution and Issuance will qualify as a tax-free exchange for federal income tax purposes. We are not expressing any opinion as to what the value of the LinnCo Common Shares actually will be when issued pursuant to the Transactions or the price at which the LinnCo Common Shares will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of LinnCo, Linn or Berry nor have we made any physical inspection of the properties or assets of LinnCo, Linn or Berry. We were not requested to consider, and our opinion does not address, the underlying business decision of LinnCo or Linn to effect the Transactions, the relative merits of the Transactions as compared to any alternative business strategies that might exist for LinnCo or the effect of any other transaction in which LinnCo might engage. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Exchange Ratio. We do not express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, pre-closing adjustments to the Exchange Ratio, transactions following the completion of the Transactions, ancillary agreements entered into in connection with the Transactions, the fairness of the Transactions to, or any consideration received in connection therewith by, Linn or Berry, securityholders, creditors or other constituencies of LinnCo, Linn or Berry. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the Exchange Ratio. We do not express any opinion as to any tax or other consequences that might result from the Transactions, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that you obtained such advice as you deemed necessary from qualified professionals. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof. As you are aware, the credit, financial and stock markets, and the industries in which the parties operate, are continuing to experience volatility, and we express no opinion or view as to any potential effects of such volatility on LinnCo, Linn or Berry or the contemplated benefits of the Transactions.

Citigroup Global Markets Inc. has acted as financial advisor to LinnCo in connection with the proposed Transactions and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transactions. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided, and currently provide, services to LinnCo, Linn and Berry unrelated to the proposed Transactions, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, (a) in connection with LinnCo’s October 2012 initial public offering, where we acted as bookrunner; (b) in connection with Linn’s (i) October 2012 high yield offering, where we acted as bookrunner; (ii) February 2012 high yield offering, where we acted as bookrunner; (iii) January 2012 follow-on equity offering, where we acted as bookrunner; (iv) November 2011 acquisition of oil and gas properties located in the Granite Wash from Plains Exploration & Production Company, where we acted as joint advisor; (v) September 2011 high yield offering, where we acted as bookrunner; (vi) August 2011 continuous offering program, where we acted as lead bookrunner; and (vii) February 2011 follow-on equity offering, where we acted as lead bookrunner; and (c) Berry’s March 2012 high yield offering, where we acted as co-manager. We and our affiliates (including Citigroup Inc. and its affiliates) may also provide services to LinnCo, Linn, Berry and their respective affiliates in the future. In the ordinary course of our business, we and our affiliates (including Citigroup Inc. and its affiliates) may actively trade or hold the securities of LinnCo, Linn and Berry for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with LinnCo, Linn, Berry and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of LinnCo in its evaluation of the proposed Transactions, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Transactions.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, taking into account the Transactions as a whole, the Exchange Ratio is fair, from a financial point of view, to LinnCo.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

Annex G

[LETTERHEAD OF EVERCORE L.L.C.]

November 3, 2013

The Conflicts Committee of the Board of Directors of

LinnCo, LLC

600 Travis, Suite 5100

Houston, TX 77002

Members of the Conflicts Committee:

We understand that LinnCo, LLC, a Delaware limited liability company (the “Company” or “LinnCo”), Berry Petroleum Company (“Berry”) and Linn Energy, LLC (“Linn”) propose to enter into Amendment No. 1, dated as of the date hereof (the “Amendment”), to that certain Agreement and Plan of Merger dated as of February 20, 2013 (the “Merger Agreement,” and as amended by the Amendment, the “Amended Merger Agreement”), pursuant to which: (i) Berry HoldCo, a Delaware corporation, will be merged with and into LinnCo Merger Sub, a Delaware limited liability company and direct wholly owned subsidiary of LinnCo, with each outstanding share of Berry HoldCo common stock being converted into the right to receive 1.68 newly-issued LinnCo common shares and LinnCo Merger Sub surviving (the “LinnCo Merger”), and (ii) after the LinnCo Merger, all of the outstanding membership interests in LinnCo Merger Sub shall be contributed to Linn (the “Contribution” and together with the LinnCo Merger, the “Transaction”) in exchange for 96.2 million newly-issued Linn units (the “Contribution Consideration”). The terms and conditions of the Transaction are more fully set forth in the Amended Merger Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Amended Merger Agreement.

The Conflicts Committee has asked us whether, in our opinion, the Contribution Consideration is fair, from a financial point of view, to the Company, taking into account the financial aspects of the Transaction as a whole, including the deferred tax liability to be retained by LinnCo as a result of the Transaction.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company, Berry and Linn that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed and discussed with management of the Company certain non-public projected financial, operating and tax data relating to the Company, Berry and Linn prepared and furnished to us by management of the Company;

(iii)	discussed past and current operations, financial projections and current financial condition of the Company, Berry and Linn with management of the Company (including their views on the risks and uncertainties of achieving such projections);

(iv)	reviewed a report regarding Berry’s proved reserves prepared by DeGolyer and MacNaughton dated as of December 31, 2012;

(v)	reviewed a report regarding Berry’s probable and possible reserves prepared by Berry dated as of December 31, 2012;

(vi)	reviewed a report regarding Berry’s proved, probable and possible reserves prepared by Berry with an effective date of October 1, 2013;

(vii)	reviewed the impact of different commodity price assumptions on the net asset value of Berry’s proved, probable and possible reserves;

(viii)	reviewed a report regarding Linn’s proved reserves prepared by DeGolyer and MacNaughton dated as of December 31, 2012;

(ix)	reviewed the reported prices and the historical trading activity of the Company’s and Berry’s common stock and Linn’s common units;

(x)	compared the financial performance of Berry and Linn and their market trading multiples with those of certain other publicly-traded companies and partnerships that we deemed relevant;

(xi)	compared the financial performance of Berry and the valuation multiples implied by the Transaction with those of certain other transactions that we deemed relevant;

(xii)	compared the financial performance of Linn and the valuation multiples of certain transactions that we deemed relevant;

(xiii)	analyzed the value of the deferred tax liability that would remain with the Company after the Contribution;

(xiv)	reviewed the Merger Agreement, dated as of February 20, 2013;

(xv)	reviewed a draft of the Amendment dated November 2, 2013;

(xvi)	reviewed the Contribution Agreement by and between the Company and Linn, dated as of February 20, 2013 (the “Contribution Agreement”);

(xvii)	reviewed a draft of Amendment No. 1 to the Contribution Agreement dated November 2, 2013 (together with the Contribution Agreement, the “Amended Contribution Agreement”); and

(xviii)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial and tax data relating to the Company, Berry and Linn referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company, Berry and Linn under the alternative business assumptions reflected therein. We have assumed that the Company, Berry and Linn will realize the synergies and benefits they expect to realize from the Transaction. We express no view as to any projected financial or tax data relating to the Company, Berry and Linn or the assumptions on which they are based.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Amended Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Amended Merger Agreement and the Amended Contribution Agreement and that all conditions to the consummation of the Transaction will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or materially reduce the benefits to the holders of the common stock of the Company of the Transaction.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company, Berry and Linn, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company, Berry or Linn under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the Company, from a financial point of view, of the Contribution Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Contribution Consideration or otherwise. We have assumed that any modification to the structure of the transaction will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the common shares of the Company or any business combination or other extraordinary transaction involving the Company. This letter, and our opinion, does not constitute a recommendation to the Conflicts Committee of the Board of Directors or to any other persons in respect of the Transaction, including as to how any holder of the common shares of the Company should vote or act in respect of the Transaction. We express no opinion herein as to the price at which shares of the Company or Berry or the common units of Linn will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We will receive a fee for our services upon the rendering of this opinion. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. Other than as described in the following sentence, during the two-year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and the Company, Berry or Linn or any of their respective affiliates pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. As the Conflicts Committee has acknowledged, Evercore Group L.L.C. was paid a fee for its engagement in a process to sell oil and natural gas properties, a portion of which were owned by Linn. We may provide financial or other services to the Company, Berry or Linn in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, Berry and Linn and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Conflicts Committee of the Board of Directors in connection with their evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company to its stockholders relating to the Transaction; provided, however, that all references to us or our opinion in any such document and the description or inclusion of our opinion therein shall be subject to our prior consent with respect to form and substance, which consent shall not be unreasonably withheld or delayed.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Contribution Consideration is fair, from a financial point of view, to the Company, taking into account the Transaction as a whole, including the deferred tax liability to be retained by LinnCo as a result of the Transaction.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Raymond B. Strong III
Raymond B. Strong III
Senior Managing Director

Annex H

[Letterhead of Greenhill & Co., LLC]

November 3, 2013

Conflicts Committee of

the Board of Directors

of LINN Energy, LLC

600 Travis Street

Houston, TX 77002

Members of the Conflicts Committee:

Reference is made to (i) the Agreement and Plan of Merger, dated as of February 20, 2013 (the “Original Merger Agreement”), by and among Linn Energy, LLC (“Linn” or the “Company”), LinnCo, LLC (“LinnCo” or the “Contributor”), Linn Acquisition Company, LLC (the “Surviving Company”), Berry Petroleum Company (“Bacchus”), Bacchus HoldCo, Inc. (“Bacchus HoldCo”) and Bacchus Merger Sub, Inc. (“Bacchus Merger Sub”) and (ii) the Contribution Agreement, dated as of February 20, 2013 (the “Original Contribution Agreement”), by and between Linn and LinnCo.

We understand that Linn, LinnCo and the Surviving Company propose to enter into (i) Amendment No. 1 to Agreement and Plan of Merger (the “Merger Agreement Amendment”) with Bacchus, Bacchus HoldCo and Bacchus Merger Sub, which would amend the Original Merger Agreement (as amended by the Merger Agreement Amendment, the “Amended Merger Agreement”) and (ii) Amendment No. 1 to Contribution Agreement (the “Contribution Agreement Amendment” and, together with the Merger Agreement Amendment, the “Amendments”), which would amend the Original Contribution Agreement (as amended by the Contribution Agreement Amendment, the “Amended Contribution Agreement”). The Amended Merger Agreement provides, among other things, for (a) the merger of Bacchus Merger Sub with and into Bacchus, which will survive the merger as a wholly owned subsidiary of Bacchus HoldCo, (b) the conversion of Bacchus from a Delaware corporation to a Delaware limited liability company and (c) the merger of Bacchus HoldCo with and into Surviving Company, which will survive the merger as a wholly owned subsidiary of LinnCo (collectively, the “Merger”). The Amended Contribution Agreement provides, among other things, for the contribution by LinnCo of all of the outstanding equity interests in the Surviving Company (after its merger with Bacchus HoldCo in accordance with the Amended Merger Agreement) to Linn in exchange (the “Exchange”) for the issuance (the “Issuance”) by Linn to LinnCo of 96.2 million newly issued units of Linn (the “Company Common Units”). As a result of the Exchange, the Surviving Company shall become an indirect wholly owned subsidiary of Linn. The terms and conditions of the Exchange are more fully set forth (and capitalized terms used but not defined herein shall have the meanings assigned to such terms) in the Amended Contribution Agreement and the Amended Merger Agreement.

You have asked for our opinion as to whether, as of the date hereof, the Exchange pursuant to the Amended Contribution Agreement is fair, from a financial point of view, to the Company. We have not been requested to opine as to, and our opinion does not in any manner address, the underlying business decision to proceed with or effect the transactions contemplated by the Amended Contribution Agreement or the Amended Merger Agreement .

For purposes of the opinion set forth herein, we have:

1.	reviewed the Original Merger Agreement;

2.	reviewed the Original Contribution Agreement and certain related documents;

3.	reviewed a draft dated November 2, 2013 of the Merger Agreement Amendment;

4.	reviewed a draft dated November 3, 2013 of the Contribution Agreement Amendment;

5.	reviewed certain publicly available financial statements and 2012 10-K annual reports for Linn, LinnCo and Bacchus;

6.	reviewed certain estimates of Linn’s oil and gas reserves, including (i) estimates of proved reserves prepared by the independent engineering firm of DeGolyer and MacNaughton (“D&M”) as of December 31, 2012, and (ii) estimates of proved, probable and possible reserves prepared by Linn’s management as of October 31, 2013;

7.	reviewed certain estimates of Bacchus’s oil and gas reserves, including (i) estimates of proved reserves prepared by D&M as of December 31, 2012, and (ii) estimates of proved, probable and possible reserves prepared by Bacchus’s management as of October 31, 2013;

8.	reviewed certain other publicly available business and financial information relating to Linn, LinnCo and Bacchus that we deemed relevant;

9.	reviewed certain information, including financial forecasts and other financial and operating data concerning Linn, LinnCo and Bacchus, including information regarding benefits of the acquisition by the Company of Bacchus, prepared by the management of Linn;

10.	discussed the past and present operations and financial condition and the prospects of Linn, LinnCo and Bacchus with senior executives of Linn, LinnCo and Bacchus;

11.	reviewed the historical market prices and trading activity for Linn, LinnCo and Bacchus and analyzed their implied valuation multiples;

12.	compared the financial terms of the Exchange with the publicly available financial terms of certain transactions that we deemed relevant;

13.	compared certain financial and stock market information for Bacchus with similar financial and stock market information for certain other publicly traded companies that we deemed relevant;

14.	performed analyses which measured Bacchus’s contribution to the combined company’s operating, financial and net present value measures, and compared that contribution to the equity ownership implied by the Issuance;

15.	reviewed projections for Linn pro forma for the Issuance and acquisition of Bacchus, prepared by the management of Linn;

16.	participated in discussions among representatives of the Company and its legal advisors; and

17.	performed such other analyses and considered such other factors as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information publicly available, supplied or otherwise made available to us by representatives and management of Linn, LinnCo and Bacchus for the purposes of this opinion and have further relied upon the assurances of the representatives and management of Linn, LinnCo and Bacchus that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial forecasts and projections of the Company and Bacchus and other data with respect to the Company and Bacchus that have been furnished or otherwise provided to us, we have assumed that such projections and data were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of Linn and Bacchus, respectively, as to those matters, and we have relied upon such forecasts and data in arriving at our opinion. With respect to the estimates of oil and gas reserves, we have assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgments of the management and staff of the Company and Bacchus (and D&M, as applicable) relating to the oil and gas properties of the Company and Bacchus, respectively, and we have relied upon such estimates in arriving at our opinion. We express no opinion with respect to such projections and data and estimates or the assumptions upon which they are based. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or Bacchus, nor, except for the estimates of oil and gas reserves referred to above, have we been furnished with any such valuations or appraisals. We have assumed that the Exchange will be consummated in accordance with the terms set forth in the final, executed Amendments, Amended Contribution Agreement and Amended Merger Agreement, each of which we have further assumed will be identical in all material respects to the latest draft thereof we have reviewed, and without waiver of any material terms or conditions set forth in the Amended Contribution Agreement or the Amended Merger Agreement. We have further assumed that all material governmental, regulatory and other consents and approvals necessary for the consummation of the Merger and the Exchange will be obtained without any effect on the Company, LinnCo or Bacchus meaningful to our analyses. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion.

We were not requested to and did not solicit any expressions of interest from any other parties with respect to any other alternative transaction. We did not participate in the negotiations with respect to the terms of the Exchange.

We have acted as financial advisor to the Conflicts Committee of the Board of Directors (the “Conflicts Committee”) of Linn in connection with the Exchange and will receive a fee for rendering this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this opinion we have not been engaged by, performed any services for or received any compensation from the Company or any other parties to the Exchange or the Merger (other than any amounts that were paid to us under the letter agreement (as amended in November 2013) pursuant to which we were retained as a financial advisor to the Conflicts Committee in connection with the Exchange in February 2013).

It is understood that this letter is for the information of the Conflicts Committee and is rendered to the Conflicts Committee in connection with its consideration of the Exchange and may not be used for any other purpose without our prior written consent, except that this opinion may, if required by law, be included in its entirety in any proxy or other information statement or registration statement to be mailed to the unitholders of the Company in connection with the Exchange. We are not expressing an opinion as to any aspect of the transactions contemplated by the Amended Contribution Agreement or the Amended Merger Agreement, other than the fairness to the Company of the Exchange from a financial point of view. In particular, we express no opinion with respect to prices at which the Company Common Units may trade following the consummation of the Exchange. This opinion has been approved by our fairness committee. This opinion is not intended to be and does not constitute a recommendation to the members of the Conflicts Committee as to whether they should approve the Exchange, the Amendments, the Amended Contribution Agreement or the Amended Merger Agreement, nor does it constitute a recommendation as to whether the unitholders of the Company should approve the Issuance at any meeting of the unitholders convened in connection with the Issuance.

Based on and subject to the foregoing, including the limitations and assumptions set forth herein, we are of the opinion that, as of the date hereof, the Exchange pursuant to the Amended Contribution Agreement and the Amended Merger Agreement is fair, from a financial point of view, to the Company.

Very best regards,

GREENHILL & CO., LLC

By:	/s/ Christopher D. Mize
Christopher D. Mize
Managing Director

By:	/s/ Aaron R. Hoover
Aaron R. Hoover
Managing Director

ANNEX I

Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (3) of this subsection, § 251(h)), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e), shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the mailing date of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

LinnCo’s limited liability company agreement provides that LinnCo will generally indemnify officers and members of LinnCo’s board of directors against all losses, claims, damages or similar events. LinnCo’s limited liability company agreement is filed as an exhibit to the registration statement. Subject to any terms, conditions or restrictions set forth in LinnCo’s limited liability company agreement, Section 18-108 of the Delaware Limited Liability Company Act (the “LLC Act”) empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against all claims and demands whatsoever. LinnCo has also entered into individual indemnity agreements with each of its executive officers and directors which supplement the indemnification provisions in its limited liability company agreement.

LINN’s limited liability company agreement provides that LINN will generally indemnify officers and members of LINN’s board of directors against all losses, claims, damages or similar events. LINN’s limited liability company agreement is filed as an exhibit to the registration statement. Subject to any terms, conditions or restrictions set forth in LINN’s limited liability company agreement, Section 18-108 of the LLC Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against all claims and demands whatsoever. LINN has also entered into individual indemnity agreements with each of its executive officers and directors which supplement the indemnification provisions in its limited liability company agreement.

Item 21.  Exhibits and Financial Statement Schedules.

(a) Exhibits. The following is a list of Exhibits to this Registration Statement:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of February 20, 2013, by and among Berry Petroleum Company, Bacchus HoldCo, Inc., Bacchus Merger Sub, Inc., LinnCo, LLC, Linn Acquisition Company, LLC and Linn Energy, LLC, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of November 3, 2013 (composite copy included in Part I as Annex A to the document included in this registration statement)

2.2	Contribution Agreement, dated February 20, 2013, by and between LinnCo, LLC and Linn Energy, LLC, as amended by Amendment No. 1 to Contribution Agreement, dated as of November 3, 2013 (composite copy included in Part I as Annex B to the document included in this registration statement)

2.3	Asset Purchase and Sale Agreement, dated as of April 3, 2013, between Linn Energy Holdings, LLC, Panther Energy, LLC and Red Willow Mid-Continent, LLC, as sellers and Mid-States Petroleum Company, Inc., as Buyer (Incorporated herein by reference to Exhibit 2.3 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed by Linn Energy, LLC on April 25, 2013)

3.1	Certificate of Formation of LinnCo, LLC, dated as of April 27, 2012 (incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form S-1 (File No. 333-182305), filed by LinnCo, LLC and Linn Energy, LLC on June 25, 2012)

3.2	Certificate of Amendment to Certificate of Formation of LinnCo, LLC (incorporated herein by reference to Exhibit 3.6 to Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-182305), filed by LinnCo, LLC and Linn Energy, LLC on October 1, 2012)

3.3	Amended and Restated Limited Liability Company Agreement of LinnCo, LLC dated as of October 17, 2012 (incorporated herein by reference to Exhibit 3.1 to Current Report on Form 8-K, filed by LinnCo, LLC on October 17, 2012)

Exhibit No.	Description

3.4	Form of First Amendment to Amended and Restated Limited Liability Company Agreement of LinnCo, LLC (included in Part I as Annex C to the document included in this registration statement)

3.5	Certificate of Formation of Linn Energy Holdings, LLC (now Linn Energy, LLC) (incorporated herein by reference to Exhibit 3.1 to Registration Statement on Form S-1 (File No. 333-125501) filed by Linn Energy, LLC on June 3, 2005)

3.6	Certificate of Amendment to Certificate of Formation of Linn Energy Holdings, LLC (now Linn Energy, LLC) (incorporated herein by reference to Exhibit 3.2 to Registration Statement on Form S-1 (File No. 333-125501) filed by Linn Energy, LLC on June 3, 2005)

3.7	Third Amended and Restated Limited Liability Company Agreement of Linn Energy, LLC dated as of September 3, 2010, (incorporated herein by reference to Exhibit 3.1 to Current Report on Form 8-K, filed by Linn Energy, LLC on September 7, 2010)

3.8	Amendment No. 1, dated April 23, 2013, to Third Amended and Restated LLC Agreement of Linn Energy, LLC, dated September 3, 2010 (incorporated herein by reference to Exhibit 3.8 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed by Linn Energy, LLC on April 25, 2013)

4.1	Form of specimen unit certificate for the units of Linn Energy, LLC (incorporated herein by reference to Exhibit 4.1 to Annual Report on Form 10-K for the year ended December 31, 2005, filed by Linn Energy, LLC on May 31, 2006)

4.2	Indenture, dated as of June 27, 2008, among Linn Energy, LLC, Linn Energy Finance Corp., the Subsidiary Guarantors named therein and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K filed by Linn Energy, LLC on June 30, 2008)

4.3	Indenture, dated as of May 18, 2009, among Linn Energy, LLC, Linn Energy Finance Corp., the Subsidiary Guarantors named therein and U. S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K filed by Linn Energy, LLC on May 18, 2009)

4.4	Indenture, dated as of April 6, 2010, among Linn Energy, LLC, Linn Energy Finance Corp., the Subsidiary Guarantors named therein and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K filed by Linn Energy, LLC on April 9, 2010)

4.5	Indenture, dated as of September 13, 2010, among Linn Energy, LLC, Linn Energy Finance Corp., the Subsidiary Guarantors named therein and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K filed by Linn Energy, LLC on September 13, 2010)

4.6	Indenture, dated as of May 13, 2011, among Linn Energy, LLC, Linn Energy Finance Corp., the Subsidiary Guarantors named therein and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K filed by Linn Energy, LLC on May 16, 2011)

4.7	Indenture, dated as of March 2, 2012, among Linn Energy, LLC, Linn Energy Finance Corp., the Subsidiary Guarantors named therein and U. S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K filed by Linn Energy, LLC on March 2, 2012)

4.8	First Supplemental Indenture, dated as of July 2, 2010, to Indenture, dated as of June 27, 2008, between Linn Energy, LLC, Linn Energy Finance Corp., the Subsidiary Guarantors named therein and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to Quarterly Report on Form 10-Q filed by Linn Energy, LLC on July 29, 2010)

Exhibit No.	Description

4.9	First Supplemental Indenture, dated as of July 2, 2010, to Indenture, dated as of May 18, 2009, between Linn Energy, LLC, Linn Energy Finance Corp., the Subsidiary Guarantors named therein and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.2 to Quarterly Report on Form 10-Q filed by Linn Energy, LLC on July 29, 2010)

4.10	First Supplemental Indenture, dated as of July 2, 2010, to Indenture, dated as of April 6, 2010, between Linn Energy, LLC, Linn Energy Finance Corp., the Subsidiary Guarantors named therein and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.3 to Quarterly Report on Form 10-Q filed by Linn Energy, LLC on July 29, 2010)

4.11	Second Supplemental Indenture, dated as of March 16, 2011, to Indenture, dated as of May 18, 2009, by and among Linn Energy LLC, Linn Energy Finance Corp., the Guarantors party thereto and U.S. Bank National Association (incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K filed by Linn Energy, LLC on March 22, 2011)

4.12	Second Supplemental Indenture, dated as of March 16, 2011, to the Indenture dated as of June 27, 2008, by and among Linn Energy, LLC, Linn Energy Finance Corp., the Guarantors party thereto and U.S. Bank National Association (incorporated herein by reference to Exhibit 4.2 to Current Report on Form 8-K filed by Linn Energy, LLC on March 22, 2011)

4.13	Registration Rights Agreement, dated as of March 2, 2012, among Linn Energy, LLC, Linn Energy Finance Corp., the Subsidiary Guarantors named therein and the representatives of the Initial Purchasers named therein (incorporated herein by reference to Exhibit 4.2 to Current Report on Form 8-K filed by Linn Energy, LLC on March 2, 2012)

5.1	Opinion of Latham & Watkins LLP as to the validity of common shares of LinnCo, LLC (previously filed)

8.1	Opinion of Latham & Watkins LLP regarding certain federal income tax matters (previously filed)

8.2	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain federal income tax matters (previously filed)

10.1+	Linn Energy, LLC Amended and Restated Long-Term Incentive Plan (incorporated herein by reference to Annex A to the Proxy Statement for 2008 Annual Meeting, filed by Linn Energy, LLC on April 21, 2008)

10.2+	Amendment No. 1 to Linn Energy, LLC Amended and Restated Long-Term Incentive Plan, dated February 4, 2009, (incorporated herein by reference to Exhibit 10.2 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.3+	Amendment No. 2 to Linn Energy, LLC Amended and Restated Long-Term Incentive Plan, dated July 19, 2010, (incorporated herein by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q filed by Linn Energy, LLC on July 29, 2010)

10.4+	Form of Executive Unit Option Agreement pursuant to the Linn Energy, LLC Amended and Restated Long-Term Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.3 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.5+	Form of Executive Restricted Unit Agreement pursuant to the Linn Energy, LLC Amended and Restated Long-Term Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.4 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.6+	Form of Phantom Unit Grant Agreement for Independent Directors pursuant to the Linn Energy, LLC Amended and Restated Long-Term Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed by Linn Energy, LLC on August 9, 2006)

Exhibit No.	Description

10.7+	Form of Director Restricted Unit Grant Agreement pursuant to the Linn Energy, LLC Amended and Restated Long-Term Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.6 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.8+	Form of Non-Executive Phantom Unit Agreement pursuant to the Linn Energy, LLC Amended and Restated Long-Term Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.8 to Annual Report on Form 10-K for the year ended December 31, 2012, filed by Linn Energy, LLC on February 21, 2013)

10.9+	Form of Executive Phantom Unit Agreement pursuant to the Linn Energy, LLC Amended and Restated Long-Term Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.9 to Annual Report on Form 10-K for the year ended December 31, 2012, filed by Linn Energy, LLC on February 21, 2013)

10.10+	Retirement Agreement, dated as of November 29, 2011, by and among Linn Operating, Inc., Linn Energy, LLC and Michael C. Linn (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by Linn Energy, LLC on December 1, 2011)

10.11+	Third Amended and Restated Employment Agreement, dated effective as of December 17, 2008, between Linn Operating, Inc. and Kolja Rockov (incorporated herein by reference to Exhibit 10.8 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.12+	Amended and Restated Employment Agreement, dated effective as of December 17, 2008, between Linn Operating, Inc. and Mark E. Ellis (incorporated herein by reference to Exhibit 10.9 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.13+	Amendment No. 1, dated effective as of January 1, 2010, to Amended and Restated Employment Agreement, dated effective as of December 17, 2008, between Linn Operating, Inc. and Mark E. Ellis (incorporated herein by reference to Exhibit 10.29 to Annual Report on Form 10-K for the year ended December 31, 2009, filed by Linn Energy, LLC on February 25, 2010)

10.14+	Amended and Restated Employment Agreement, dated effective December 17, 2008, between Linn Operating, Inc. and Charlene A. Ripley (incorporated herein by reference to Exhibit 10.10 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.15+	Amended and Restated Employment Agreement, dated effective December 17, 2008, between Linn Operating, Inc. and Arden L. Walker, Jr. (incorporated herein by reference to Exhibit 10.11 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.16+	Amendment No. 1, dated April 26, 2011, to First Amended and Restated Employment Agreement, dated December 17, 2008, between Linn Operating, Inc. and Arden L. Walker, Jr. (incorporated herein by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed by Linn Energy, LLC on April 28, 2011)

10.17+	Second Amended and Restated Employment Agreement, dated December 17, 2008, between Linn Operating, Inc. and David B. Rottino (incorporated herein by reference to Exhibit 10.12 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

Exhibit No.	Description

10.18+	Indemnity Agreement, dated as of February 4, 2009, between Linn Energy, LLC and George A. Alcorn (incorporated herein by reference to Exhibit 10.15 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.19+	Indemnity Agreement, dated as of February 4, 2009, between Linn Energy, LLC and Joseph P. McCoy (incorporated herein by reference to Exhibit 10.16 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.20+	Indemnity Agreement, dated as of February 4, 2009, between Linn Energy, LLC and Terrence S. Jacobs (incorporated herein by reference to Exhibit 10.17 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.21+	Indemnity Agreement, dated as of February 4, 2009, between Linn Energy, LLC and Jeffrey C. Swoveland (incorporated herein by reference to Exhibit 10.18 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.22+	Indemnity Agreement, dated as of February 4, 2009, between Linn Energy, LLC and Michael C. Linn (incorporated herein by reference to Exhibit 10.19 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.23+	Indemnity Agreement, dated as of February 4, 2009, between Linn Energy, LLC and Mark E. Ellis (incorporated herein by reference to Exhibit 10.20 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.24+	Indemnity Agreement, dated as of February 4, 2009, between Linn Energy, LLC and Kolja Rockov (incorporated herein by reference to Exhibit 10.21 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.25+	Indemnity Agreement, dated as of February 4, 2009, between Linn Energy, LLC and Charlene A. Ripley (incorporated herein by reference to Exhibit 10.22 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.26+	Indemnity Agreement, dated as of February 4, 2009, between Linn Energy, LLC and David B. Rottino (incorporated herein by reference to Exhibit 10.23 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.27+	Indemnity Agreement, dated as of February 4, 2009, between Linn Energy, LLC and Arden L. Walker, Jr. (incorporated herein by reference to Exhibit 10.24 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.28+	Indemnity Agreement, dated as of July 10, 2012, between Linn Energy, LLC and David D. Dunlap (incorporated herein by reference to Exhibit 10.28 to Annual Report on Form 10-K for the year ended December 31, 2012, filed by Linn Energy, LLC on February 21, 2013)

10.29+	Indemnity Agreement, dated as of February 4, 2013, between Linn Energy, LLC and Linda M. Stephens (incorporated herein by reference to Exhibit 10.29 to Annual Report on Form 10-K for the year ended December 31, 2012, filed by Linn Energy, LLC on February 21, 2013)

10.30	Fifth Amended and Restated Credit Agreement dated as of May 2, 2011, among Linn Energy, LLC as Borrower, BNP Paribas, as Administrative Agent, and the Lenders and agents Party thereto (incorporated herein by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed by Linn Energy, LLC on July 28, 2011)

Exhibit No.	Description

10.31	First Amendment to Fifth Amended and Restated Credit Agreement, dated February 29, 2012, among Linn Energy, LLC, BNP Paribas, as administrative agent, and the other agents and lenders party thereto (incorporated herein by reference to Exhibit 1.2 to Current Report on Form 8-K filed by Linn Energy, LLC on March 2, 2012)

10.32	Second Amendment to Fifth Amended and Restated Credit Agreement, dated May 10, 2012, among Linn Energy, LLC, Wells Fargo Bank, National Association, as administrative agent, and the other agents and lenders party thereto (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed by Linn Energy, LLC on May 15, 2012)

10.33	Third Amendment to Fifth Amended and Restated Credit Agreement, dated July 25, 2012, among Linn Energy, LLC, Wells Fargo Bank, National Association, as administrative agent, and the other agents and lenders party thereto (incorporated herein by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q filed by Linn Energy, LLC on July 26, 2012)

10.34	Fourth Amendment to the Fifth Amended and Restated Credit Agreement among Linn Energy, LLC, as borrower, Wells Fargo Bank, National Association , as administrative agent, and the lenders and agents party thereto (incorporated herein by reference to Exhibit 10.31 to Amendment No. 5 to Registration Statement on Form S-1/A (File No. 333-182305) filed by LinnCo, LLC and Linn Energy, LLC on October 10, 2012)

10.35	Fifth Amended and Restated Guaranty and Pledge Agreement, dated as of May 2, 2011, made by Linn Energy, LLC and each of the other Obligors in favor of BNP Paribas, as Administrative Agent (incorporated herein by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed by Linn Energy, LLC on July 28, 2011)

10.36	Linn Energy, LLC Change of Control Protection Plan, dated as of April 25, 2009, (incorporated herein by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q filed by Linn Energy, LLC on May 7, 2009)

10.37	Salt Creek EOR Participation Agreement, dated April 3, 2012, by and between Howell Petroleum Corporation and Linn Energy Holdings, LLC (incorporated herein by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q filed by Linn Energy, LLC on April 26, 2012)

10.38	Omnibus Agreement, dated October 17, 2012, between LinnCo, LLC and Linn Energy, LLC (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed by Linn Energy, LLC on October 17, 2012)

10.39	Sixth Amended and Restated Credit Agreement dated as of April 24, 2013, among Linn Energy, LLC as Borrower, Wells Fargo Bank, National Association as Administrative Agent, and the Lenders and agents party thereto (incorporated herein by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed by Linn Energy, LLC on April 25, 2013)

23.1	Consent of Latham & Watkins LLP for legality opinion (included in Exhibit 5.1)

23.2†	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for Berry Petroleum Company

23.3†	Consent of KPMG LLP, Independent Registered Public Accounting Firm for Linn Energy, LLC

23.4†	Consent of KPMG LLP, Independent Registered Public Accounting Firm for LinnCo, LLC

23.5†	Consent of Ernst & Young LLP

23.6	Consent of Latham & Watkins LLP for tax opinion (included in Exhibit 8.1)

23.7	Consent of Wachtell, Lipton, Rosen & Katz for tax opinion (included in Exhibit 8.2)

Exhibit No.	Description

23.8†	Consent of DeGolyer and MacNaughton, independent petroleum reserve engineer of Linn Energy, LLC

23.9†	Consent of DeGolyer and MacNaughton, independent petroleum reserve engineer of Berry Petroleum Company

24.1	Powers of Attorney (included on signature page contained in Part II of the registration statement)

99.1†	Consent of Credit Suisse Securities (USA) LLC, financial advisor to Berry Petroleum Company

99.2†	Consent of Citigroup Global Markets Inc., financial advisor to the board of directors of LinnCo, LLC

99.3†	Consent of Evercore Group L.L.C., financial advisor to the conflicts committee of the board of directors of LinnCo, LLC

99.4†	Consent of Greenhill & Co., LLC, financial advisor to the conflicts committee of the board of directors of Linn Energy, LLC

99.5†	Form of Proxy Card for Annual Meeting of Shareholders of LinnCo, LLC

99.6†	Form of Proxy Card for Annual Meeting of Unitholders of Linn Energy, LLC

99.7†	Form of Proxy Card for Special Meeting of Stockholders of Berry Petroleum Company

99.8	2012 Report of DeGolyer and MacNaughton dated June 3, 2013 (previously filed)

99.9	Report of DeGolyer and MacNaughton (incorporated by reference to Exhibit 99.1 to the Annual Report on Form 10-K filed by Berry Petroleum Company on February 28, 2013)

101††	Interactive data files for LinnCo, LLC and Linn Energy, LLC

+	Management contract or compensatory plan or arrangement required to be filed as an exhibit hereto pursuant to Item 601 of Regulation S-K.
†	Filed herewith
††	Furnished herewith

Item 22.  Undertakings.

The undersigned Registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrants’ annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrants undertake that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, LinnCo, LLC has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, Texas, on November 6, 2013.

LINNCO, LLC

By:	*
Name:	Kolja Rockov
Title:	Executive Vice President and Chief
Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on November 6, 2013.

Signature	Title

* Mark E. Ellis	Chairman, President and Chief Executive Officer; Director (Principal Executive Officer)

* Kolja Rockov	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

* David B. Rottino	Senior Vice President of Finance and Chief Accounting Officer (Principal Accounting Officer)

* George A. Alcorn	Independent Director

* Terrence S. Jacobs	Independent Director

* Michael C. Linn	Founder and Director

* Joseph P. McCoy	Independent Director

* Linda M. Stephens	Independent Director

*	Candice J. Wells hereby signs this registration statement on behalf of the indicated persons for whom she is attorney-in-fact on November 6, 2013, pursuant to the powers of attorney previously filed as Exhibit 24.1 to the joint proxy statement/prospectus on form S-4 filed with the Securities and Exchange Commission on March 22, 2013.

By:	/s/ Candice J. Wells
Candice J. Wells Attorney-in-fact

Dated:	November 6, 2013

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Linn Energy, LLC has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, Texas, on November 6, 2013.

LINN ENERGY, LLC

By:	*
Name:	Kolja Rockov
Title:	Executive Vice President and Chief
Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on November 6, 2013.

Signature	Title

* Mark E. Ellis	Chairman, President and Chief Executive Officer; Director (Principal Executive Officer)

* Kolja Rockov	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

* David B. Rottino	Senior Vice President of Finance, Business Development and Chief Accounting Officer (Principal Accounting Officer)

* George A. Alcorn	Independent Director

* David D. Dunlap	Independent Director

* Michael C. Linn	Founder and Director

* Joseph P. McCoy	Independent Director

* Jeffrey C. Swoveland	Independent Director

*	Candice J. Wells hereby signs this registration statement on behalf of the indicated persons for whom she is attorney-in-fact on November 6, 2013, pursuant to the powers of attorney previously filed as Exhibit 24.1 to the joint proxy statement/prospectus on form S-4 filed with the Securities and Exchange Commission on March 22, 2013.

By:	/s/ Candice J. Wells
Candice J. Wells Attorney-in-fact

Dated:	November 6, 2013

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of February 20, 2013, by and among Berry Petroleum Company, Bacchus HoldCo, Inc., Bacchus Merger Sub, Inc., LinnCo, LLC, Linn Acquisition Company, LLC and Linn Energy, LLC, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of November 3, 2013 (composite copy included in Part I as Annex A to the document included in this registration statement)

2.2	Contribution Agreement, dated February 20, 2013, by and between LinnCo, LLC and Linn Energy LLC, as amended by Amendment No. 1 to Contribution Agreement, dated as of November 3, 2013 (composite copy included in Part I as Annex B to the document included in this registration statement)

2.3	Asset Purchase and Sale Agreement, dated as of April 3, 2013, between Linn Energy Holdings, LLC, Panther Energy, LLC and Red Willow Mid-Continent, LLC, as Sellers and Mid-States Petroleum Company, Inc., as Buyer (incorporated herein by reference to Exhibit 2.3 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed by Linn Energy, LLC on April 25, 2013)

3.1	Certificate of Formation of LinnCo, LLC, dated as of April 27, 2012 (incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form S-1 (File No. 333-182305), filed by LinnCo, LLC and Linn Energy, LLC on June 25, 2012)

3.2	Certificate of Amendment to Certificate of Formation of LinnCo, LLC (incorporated herein by reference to Exhibit 3.6 to Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-182305), filed by LinnCo, LLC and Linn Energy, LLC on October 1, 2012)

3.3	Amended and Restated Limited Liability Company Agreement of LinnCo, LLC dated as of October 17, 2012 (incorporated herein by reference to Exhibit 3.1 to Current Report on Form 8-K, filed by LinnCo, LLC on October 17, 2012)

3.4	Form of First Amendment to Amended and Restated Limited Liability Company Agreement of LinnCo, LLC (included in Part I as Annex C to the document included in this registration statement)

3.5	Certificate of Formation of Linn Energy Holdings, LLC (now Linn Energy, LLC) (incorporated herein by reference to Exhibit 3.1 to Registration Statement on Form S-1 (File No. 333-125501) filed by Linn Energy, LLC on June 3, 2005)

3.6	Certificate of Amendment to Certificate of Formation of Linn Energy Holdings, LLC (now Linn Energy, LLC) (incorporated herein by reference to Exhibit 3.2 to Registration Statement on Form S-1 (File No. 333-125501) filed by Linn Energy, LLC on June 3, 2005)

3.7	Third Amended and Restated Limited Liability Company Agreement of Linn Energy, LLC dated as of September 3, 2010, (incorporated herein by reference to Exhibit 3.1 to Current Report on Form 8-K, filed by Linn Energy, LLC on September 7, 2010)

3.8	Amendment No. 1 dated April 23, 2013 to Third Amended and Restated LLC Agreement of Linn Energy LLC, dated September 3, 2010 (incorporated herein by reference to Exhibit 3.8 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed by Linn Energy, LLC on April 25, 2013)

4.1	Form of specimen unit certificate for the units of Linn Energy, LLC (incorporated herein by reference to Exhibit 4.1 to Annual Report on Form 10-K for the year ended December 31, 2005, filed by Linn Energy, LLC on May 31, 2006)

4.2	Indenture, dated as of June 27, 2008, among Linn Energy, LLC, Linn Energy Finance Corp., the Subsidiary Guarantors named therein and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K filed by Linn Energy, LLC on June 30, 2008)

Exhibit No.	Description

4.3	Indenture, dated as of May 18, 2009, among Linn Energy, LLC, Linn Energy Finance Corp., the Subsidiary Guarantors named therein and U. S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K filed by Linn Energy, LLC on May 18, 2009)

4.4	Indenture, dated as of April 6, 2010, among Linn Energy, LLC, Linn Energy Finance Corp., the Subsidiary Guarantors named therein and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K filed by Linn Energy, LLC on April 9, 2010)

4.5	Indenture, dated as of September 13, 2010, among Linn Energy, LLC, Linn Energy Finance Corp., the Subsidiary Guarantors named therein and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K filed by Linn Energy, LLC on September 13, 2010)

4.6	Indenture, dated as of May 13, 2011, among Linn Energy, LLC, Linn Energy Finance Corp., the Subsidiary Guarantors named therein and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K filed by Linn Energy, LLC on May 16, 2011)

4.7	Indenture, dated as of March 2, 2012, among Linn Energy, LLC, Linn Energy Finance Corp., the Subsidiary Guarantors named therein and U. S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K filed by Linn Energy, LLC on March 2, 2012)

4.8	First Supplemental Indenture, dated as of July 2, 2010, to Indenture, dated as of June 27, 2008, between Linn Energy, LLC, Linn Energy Finance Corp., the Subsidiary Guarantors named therein and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to Quarterly Report on Form 10-Q filed by Linn Energy, LLC on July 29, 2010)

4.9	First Supplemental Indenture, dated as of July 2, 2010, to Indenture, dated as of May 18, 2009, between Linn Energy, LLC, Linn Energy Finance Corp., the Subsidiary Guarantors named therein and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.2 to Quarterly Report on Form 10-Q filed by Linn Energy, LLC on July 29, 2010)

4.10	First Supplemental Indenture, dated as of July 2, 2010, to Indenture, dated as of April 6, 2010, between Linn Energy, LLC, Linn Energy Finance Corp., the Subsidiary Guarantors named therein and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.3 to Quarterly Report on Form 10-Q filed by Linn Energy, LLC on July 29, 2010)

4.11	Second Supplemental Indenture, dated as of March 16, 2011, to Indenture, dated as of May 18, 2009, by and among Linn Energy LLC, Linn Energy Finance Corp., the Guarantors party thereto and U.S. Bank National Association (incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K filed by Linn Energy, LLC on March 22, 2011)

4.12	Second Supplemental Indenture, dated as of March 16, 2011, to the Indenture dated as of June 27, 2008, by and among Linn Energy, LLC, Linn Energy Finance Corp., the Guarantors party thereto and U.S. Bank National Association (incorporated herein by reference to Exhibit 4.2 to Current Report on Form 8-K filed by Linn Energy, LLC on March 22, 2011)

4.13	Registration Rights Agreement, dated as of March 2, 2012, among Linn Energy, LLC, Linn Energy Finance Corp., the Subsidiary Guarantors named therein and the representatives of the Initial Purchasers named therein (incorporated herein by reference to Exhibit 4.2 to Current Report on Form 8-K filed by Linn Energy, LLC on March 2, 2012)

5.1	Opinion of Latham & Watkins LLP as to the validity of common shares of LinnCo, LLC (previously filed)

8.1	Opinion of Latham & Watkins LLP regarding certain federal income tax matters (previously filed)

8.2	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain federal income tax matters (previously filed)

Exhibit No.	Description

10.1+	Linn Energy, LLC Amended and Restated Long-Term Incentive Plan (incorporated herein by reference to Annex A to the Proxy Statement for 2008 Annual Meeting, filed by Linn Energy, LLC on April 21, 2008)

10.2+	Amendment No. 1 to Linn Energy, LLC Amended and Restated Long-Term Incentive Plan, dated February 4, 2009, (incorporated herein by reference to Exhibit 10.2 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.3+	Amendment No. 2 to Linn Energy, LLC Amended and Restated Long-Term Incentive Plan, dated July 19, 2010, (incorporated herein by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q filed by Linn Energy, LLC on July 29, 2010)

10.4+	Form of Executive Unit Option Agreement pursuant to the Linn Energy, LLC Amended and Restated Long-Term Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.3 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.5+	Form of Executive Restricted Unit Agreement pursuant to the Linn Energy, LLC Amended and Restated Long-Term Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.4 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.6+	Form of Phantom Unit Grant Agreement for Independent Directors pursuant to the Linn Energy, LLC Amended and Restated Long-Term Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed by Linn Energy, LLC on August 9, 2006)

10.7+	Form of Director Restricted Unit Grant Agreement pursuant to the Linn Energy, LLC Amended and Restated Long-Term Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.6 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.8+	Form of Non-Executive Phantom Unit Agreement pursuant to the Linn Energy, LLC Amended and Restated Long-Term Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.8 to Annual Report on Form 10-K for the year ended December 31, 2012, filed by Linn Energy, LLC on February 21, 2013)

10.9+	Form of Executive Phantom Unit Agreement pursuant to the Linn Energy, LLC Amended and Restated Long-Term Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.9 to Annual Report on Form 10-K for the year ended December 31, 2012, filed by Linn Energy, LLC on February 21, 2013)

10.10+	Retirement Agreement, dated as of November 29, 2011, by and among Linn Operating, Inc., Linn Energy, LLC and Michael C. Linn (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by Linn Energy, LLC on December 1, 2011)

10.11+	Third Amended and Restated Employment Agreement, dated effective as of December 17, 2008, between Linn Operating, Inc. and Kolja Rockov (incorporated herein by reference to Exhibit 10.8 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.12+	Amended and Restated Employment Agreement, dated effective as of December 17, 2008, between Linn Operating, Inc. and Mark E. Ellis (incorporated herein by reference to Exhibit 10.9 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.13+	Amendment No. 1, dated effective as of January 1, 2010, to Amended and Restated Employment Agreement, dated effective as of December 17, 2008, between Linn Operating, Inc. and Mark E. Ellis (incorporated herein by reference to Exhibit 10.29 to Annual Report on Form 10-K for the year ended December 31, 2009, filed by Linn Energy, LLC on February 25, 2010)

Exhibit No.	Description

10.14+	Amended and Restated Employment Agreement, dated effective December 17, 2008, between Linn Operating, Inc. and Charlene A. Ripley (incorporated herein by reference to Exhibit 10.10 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.15+	Amended and Restated Employment Agreement, dated effective December 17, 2008, between Linn Operating, Inc. and Arden L. Walker, Jr. (incorporated herein by reference to Exhibit 10.11 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.16+	Amendment No. 1, dated April 26, 2011, to First Amended and Restated Employment Agreement, dated December 17, 2008, between Linn Operating, Inc. and Arden L. Walker, Jr. (incorporated herein by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed by Linn Energy, LLC on April 28, 2011)

10.17+	Second Amended and Restated Employment Agreement, dated December 17, 2008, between Linn Operating, Inc. and David B. Rottino (incorporated herein by reference to Exhibit 10.12 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.18+	Indemnity Agreement, dated as of February 4, 2009, between Linn Energy, LLC and George A. Alcorn (incorporated herein by reference to Exhibit 10.15 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.19+	Indemnity Agreement, dated as of February 4, 2009, between Linn Energy, LLC and Joseph P. McCoy (incorporated herein by reference to Exhibit 10.16 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.20+	Indemnity Agreement, dated as of February 4, 2009, between Linn Energy, LLC and Terrence S. Jacobs (incorporated herein by reference to Exhibit 10.17 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.21+	Indemnity Agreement, dated as of February 4, 2009, between Linn Energy, LLC and Jeffrey C. Swoveland (incorporated herein by reference to Exhibit 10.18 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.22+	Indemnity Agreement, dated as of February 4, 2009, between Linn Energy, LLC and Michael C. Linn (incorporated herein by reference to Exhibit 10.19 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.23+	Indemnity Agreement, dated as of February 4, 2009, between Linn Energy, LLC and Mark E. Ellis (incorporated herein by reference to Exhibit 10.20 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.24+	Indemnity Agreement, dated as of February 4, 2009, between Linn Energy, LLC and Kolja Rockov (incorporated herein by reference to Exhibit 10.21 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.25+	Indemnity Agreement, dated as of February 4, 2009, between Linn Energy, LLC and Charlene A. Ripley (incorporated herein by reference to Exhibit 10.22 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

Exhibit No.	Description

10.26+	Indemnity Agreement, dated as of February 4, 2009, between Linn Energy, LLC and David B. Rottino (incorporated herein by reference to Exhibit 10.23 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.27+	Indemnity Agreement, dated as of February 4, 2009, between Linn Energy, LLC and Arden L. Walker, Jr. (incorporated herein by reference to Exhibit 10.24 to Annual Report on Form 10-K for the year ended December 31, 2008, filed by Linn Energy, LLC on February 26, 2009)

10.28+	Indemnity Agreement, dated as of July 10, 2012, between Linn Energy, LLC and David D. Dunlap (incorporated herein by reference to Exhibit 10.28 to Annual Report on Form 10-K for the year ended December 31, 2012, filed by Linn Energy, LLC on February 21, 2013)

10.29+	Indemnity Agreement, dated as of February 4, 2013, between Linn Energy, LLC and Linda M. Stephens (incorporated herein by reference to Exhibit 10.29 to Annual Report on Form 10-K for the year ended December 31, 2012, filed by Linn Energy, LLC on February 21, 2013)

10.30	Fifth Amended and Restated Credit Agreement dated as of May 2, 2011, among Linn Energy, LLC as Borrower, BNP Paribas, as Administrative Agent, and the Lenders and agents Party thereto (incorporated herein by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed by Linn Energy, LLC on July 28, 2011)

10.31	First Amendment to Fifth Amended and Restated Credit Agreement, dated February 29, 2012, among Linn Energy, LLC, BNP Paribas, as administrative agent, and the other agents and lenders party thereto (incorporated herein by reference to Exhibit 1.2 to Current Report on Form 8-K filed by Linn Energy, LLC on March 2, 2012)

10.32	Second Amendment to Fifth Amended and Restated Credit Agreement, dated May 10, 2012, among Linn Energy, LLC, Wells Fargo Bank, National Association, as administrative agent, and the other agents and lenders party thereto (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed by Linn Energy, LLC on May 15, 2012)

10.33	Third Amendment to Fifth Amended and Restated Credit Agreement, dated July 25, 2012, among Linn Energy, LLC, Wells Fargo Bank, National Association, as administrative agent, and the other agents and lenders party thereto (incorporated herein by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q filed by Linn Energy, LLC on July 26, 2012)

10.34	Fourth Amendment to the Fifth Amended and Restated Credit Agreement among Linn Energy, LLC, as borrower, Wells Fargo Bank, National Association , as administrative agent, and the lenders and agents party thereto (incorporated herein by reference to Exhibit 10.31 to Amendment No. 5 to Registration Statement on Form S-1/A (File No. 333-182305) filed by LinnCo, LLC and Linn Energy, LLC on October 10, 2012)

10.35	Fifth Amended and Restated Guaranty and Pledge Agreement, dated as of May 2, 2011, made by Linn Energy, LLC and each of the other Obligors in favor of BNP Paribas, as Administrative Agent (incorporated herein by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed by Linn Energy, LLC on July 28, 2011)

10.36	Linn Energy, LLC Change of Control Protection Plan, dated as of April 25, 2009, (incorporated herein by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q filed by Linn Energy, LLC on May 7, 2009)

10.37	Salt Creek EOR Participation Agreement, dated April 3, 2012, by and between Howell Petroleum Corporation and Linn Energy Holdings, LLC (incorporated herein by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q filed by Linn Energy, LLC on April 26, 2012)

10.38	Omnibus Agreement, dated October 17, 2012, between LinnCo, LLC and Linn Energy, LLC (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed by Linn Energy, LLC on October 17, 2012)

Exhibit No.	Description

10.39	Sixth Amended and Restated Credit Agreement dated as of April 24, 2013, among Linn Energy, LLC as Borrower, Wells Fargo Bank, National Association as Administrative Agent, and the Lenders and agents party thereto (incorporated herein by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed by Linn Energy, LLC on April 25, 2013)

23.1	Consent of Latham & Watkins LLP for legality opinion (included in Exhibit 5.1)

23.2†	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for Berry Petroleum Company

23.3†	Consent of KPMG LLP, Independent Registered Public Accounting Firm for Linn Energy, LLC

23.4†	Consent of KPMG LLP, Independent Registered Public Accounting Firm for LinnCo, LLC

23.5†	Consent of Ernst & Young LLP

23.6	Consent of Latham & Watkins LLP for tax opinion (included in Exhibit 8.1)

23.7	Consent of Wachtell, Lipton, Rosen & Katz for tax opinion (included in Exhibit 8.2)

23.8†	Consent of DeGolyer and MacNaughton, independent petroleum reserve engineer of Linn Energy, LLC

23.9†	Consent of DeGolyer and MacNaughton, independent petroleum reserve engineer of Berry Petroleum Company

24.1	Powers of Attorney (included on signature page contained in Part II of the registration statement)

99.1†	Consent of Credit Suisse Securities (USA) LLC, financial advisor to Berry Petroleum Company

99.2†	Consent of Citigroup Global Markets Inc., financial advisor to the board of directors of LinnCo, LLC

99.3†	Consent of Evercore Group L.L.C., financial advisor to the conflicts committee of the board of directors of LinnCo, LLC

99.4†	Consent of Greenhill & Co., LLC, financial advisor to the conflicts committee of the board of directors of Linn Energy, LLC

99.5†	Form of Proxy Card for Annual Meeting of Shareholders of LinnCo, LLC

99.6†	Form of Proxy Card for Annual Meeting of Unitholders of Linn Energy, LLC

99.7†	Form of Proxy Card for Special Meeting of Stockholders of Berry

99.8	2012 Report of DeGolyer and MacNaughton dated June 3, 2013 (previously filed)

99.9	Report of DeGolyer and MacNaughton (incorporated by reference to Exhibit 99.1 to the Annual Report on Form 10-K filed by Berry Petroleum Company on February 28, 2013)

101††	Interactive data files for LinnCo, LLC and Linn Energy, LLC

+	Management contract or compensatory plan or arrangement required to be filed as an exhibit hereto pursuant to Item 601 of Regulation S-K.
†	Filed herewith
††	Furnished herewith